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As filed with the Securities and Exchange Commission on June 6, 2016

Registration No. 333-210588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TYCO INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	98-0390500 (I.R.S. Employer Identification Number)

1 Albert Quay
Cork, Ireland
353-21-426-0000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Judith A. Reinsdorf
Executive Vice President and
General Counsel
Tyco International plc
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Alan M. Klein, Esq. Elizabeth A. Cooper, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Brian J. Cadwallader Vice President, Secretary and General Counsel Johnson Controls, Inc. 5757 North Green Bay Avenue Milwaukee, Wisconsin 53209 (414) 524-1200	Andrew R. Brownstein, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon consummation of the merger.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

         Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

         Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the securities to be issued in the merger has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS
DATED JUNE 6, 2016, SUBJECT TO COMPLETION

To Our Shareholders:

          On January 24, 2016, Johnson Controls, Inc. and Tyco International plc entered into an Agreement and Plan of Merger (the "merger agreement"), pursuant to which they agreed to combine their respective businesses under a single company. The combined company is expected to be a leader in building products and technology, integrated solutions and energy storage.

          The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company."

          In the merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into, at the election of the holder of such share, either: (i) one ordinary share of the combined company; or (ii) $34.88 in cash, without interest. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. Accordingly, if you are a Johnson Controls shareholder, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form.

          Immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each Tyco ordinary share they hold. Tyco shareholders will receive these shares by virtue of a 0.955-for-one share consolidation. As of [                        ], 2016, and assuming that each ordinary share of the combined company will have a value equal to the closing price of one share of Johnson Controls common stock on the New York Stock Exchange ("NYSE") on such date, the implied value of the 0.955 shares of the combined company to Tyco shareholders was approximately $[            ]. Because Johnson Controls' and Tyco's share prices will fluctuate between now and the closing of the merger, the value of the merger consideration to Johnson Controls shareholders and the value of the combined company ordinary shares to Tyco shareholders as of the closing date may differ from the implied value based on the share prices on [                        ], 2016 or at the time of the Johnson Controls special meeting or Tyco extraordinary general meeting.

          After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company. Shares of Johnson Controls common stock currently trade on the NYSE under the symbol "JCI," and Tyco ordinary shares currently trade on the NYSE under the symbol "TYC." Following the merger, the ordinary shares of the combined company will be listed on the NYSE under the symbol "JCI." Based on the number of Johnson Controls shares and equity awards outstanding as of [                        ], 2016, the total number of combined company shares that are expected to be issued or reserved for issuance pursuant to the merger is approximately [            ] ordinary shares.

          Johnson Controls will hold a special meeting of its shareholders and Tyco will hold an extraordinary general meeting of its shareholders in connection with the proposed merger.

          At the Johnson Controls special meeting, Johnson Controls shareholders will be asked to consider and vote on, among other things, a proposal to approve the merger agreement (referred to as the "Johnson Controls merger proposal"). The Johnson Controls board of directors recommends that Johnson Controls shareholders vote "FOR" the Johnson Controls merger proposal and "FOR" each of the other proposals to be considered at the Johnson Controls special meeting and described in the accompanying joint proxy statement/prospectus.

          At the Tyco extraordinary general meeting, Tyco shareholders will be asked to consider and vote on, among other things, the issuance of Tyco ordinary shares in connection with the merger, the amendment of the Tyco memorandum of association, the amendment of the Tyco articles of association, the consolidation of Tyco shares in connection with the merger, an increase to the authorized share capital of Tyco and the change of name of the combined company to "Johnson Controls plc" (collectively referred to as the "Tyco required proposals"). The Tyco board of directors recommends that Tyco shareholders vote "FOR" the Tyco required proposals and "FOR" each of the other proposals to be considered at the Tyco extraordinary general meeting and described in the accompanying joint proxy statement/prospectus.

          Consummation of the merger is conditioned on the approval of the Johnson Controls merger proposal and the Tyco required proposals. Your vote is very important. Whether or not you plan to attend the Johnson Controls special meeting or the Tyco extraordinary general meeting, as applicable, please promptly complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Submitting a proxy now will not prevent you from being able to vote in person at the Johnson Controls special meeting or the Tyco extraordinary general meeting, as applicable.

          The obligations of Johnson Controls and Tyco to consummate the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, a copy of which is included as Annex A to the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or references information about Johnson Controls and Tyco and certain related matters. You are encouraged to read this document carefully. In particular, you should read the "Risk Factors" section beginning on page 42 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed transactions and how they will affect you.

          On behalf of the Johnson Controls board of directors and Tyco board of directors, thank you for your consideration and continued support.

Alex A. Molinaroli	George R. Oliver
Chairman, President and Chief Executive Officer	Chief Executive Officer
Johnson Controls, Inc.	Tyco International plc

          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

          This document is not intended to be and is not a prospectus for the purposes of the Irish Companies Act, the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this document.

          The accompanying joint proxy statement/prospectus is dated [                        ], 2016, and is first being mailed to the Johnson Controls shareholders and the Tyco shareholders on or about [                        ], 2016.

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [            ], 2016

         NOTICE IS HEREBY GIVEN that a SPECIAL MEETING of the shareholders of Johnson Controls, Inc. will be held at [            ], on [            ], 2016, at [            ] [a/p].m. (local time), for the following purposes:

  1.
  to approve the Agreement and Plan of Merger, dated as of January 24, 2016 (the "merger agreement"), by and among Johnson Controls, Tyco International plc and certain other parties named therein, including Jagara Merger Sub LLC, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus (the "Johnson Controls merger proposal");

  2.
  to approve the adjournment of the Johnson Controls special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Johnson Controls merger proposal (the "Johnson Controls adjournment proposal"); and

  3.
  to approve, on a non-binding, advisory basis, the compensation that may become payable to Johnson Controls' named executive officers that is based on or otherwise relates to the merger, as disclosed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger" of the accompanying joint proxy statement/prospectus (the "Johnson Controls advisory compensation proposal" and, together with the Johnson Controls merger proposal and the Johnson Controls adjournment proposal, the "Johnson Controls proposals").

         Approval of the Johnson Controls merger proposal is a condition to the merger and requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock. Approval of each of the Johnson Controls adjournment proposal and the Johnson Controls advisory compensation proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

         Johnson Controls will transact no other business at the special meeting except for business properly brought before the special meeting or any adjournment or postponement thereof.

         Each of the Johnson Controls proposals is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote.

         The Johnson Controls board of directors has set [            ], 2016 as the record date for the Johnson Controls special meeting. Only holders of record of shares of Johnson Controls common stock as of the close of business on [            ], 2016 will be entitled to notice of and to vote at the Johnson Controls special meeting and any adjournments thereof. Any shareholder entitled to attend and vote at the Johnson Controls special meeting is entitled to appoint a proxy to attend and vote on such shareholder's behalf. Such proxy need not be a holder of shares of Johnson Controls common stock. If you wish to attend the Johnson Controls special meeting in person, you will need to request an admission ticket as outlined in the section entitled "The Johnson Controls Special Meeting—Attending the Johnson Controls Special Meeting" in the accompanying joint proxy statement/prospectus.

        Your vote is very important.    To ensure your representation at the Johnson Controls special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the Johnson Controls special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Johnson Controls special meeting. If your shares are held in the name of a bank, broker or other nominee, follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee.

         The Johnson Controls board of directors has adopted and approved the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger, and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to, and in the best interests of Johnson Controls and its shareholders. It therefore unanimously recommends that you vote "FOR" the Johnson Controls merger proposal, "FOR" the Johnson Controls adjournment proposal and "FOR" the Johnson Controls advisory compensation proposal.

BY ORDER OF THE BOARD OF DIRECTORS
Brian J. Cadwallader Vice President, Secretary and General Counsel Johnson Controls, Inc.
Milwaukee, Wisconsin [ ], 2016

PLEASE SUBMIT A PROXY FOR YOUR SHARES OF JOHNSON CONTROLS COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR DOING SO ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL [        ] (TOLL-FREE) OR [        ] (COLLECT).

TYCO INTERNATIONAL PLC
1 Albert Quay
Cork, Ireland

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON [                        ] 2016

        NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (the "Tyco EGM") of Tyco International plc ("Tyco") will be held at [                        ], on [                        ] 2016 at [                        ] [a.m./p.m.] (local time) for the purpose of considering and, if thought fit, passing the following resolutions (the "Tyco EGM resolutions"). Resolutions 1, 2, 3, 4, 5 and 6 are required to be passed as conditions to the consummation of the merger (as defined in resolution 1), and resolutions 7, 8, 9, 10 and 11 are not required to be passed as conditions to the consummation of the merger. The resolutions may be voted on in such order as is determined by the Chairman of the Tyco EGM:

Time:          [            ] [a.m./p.m.] local time

Date:           [            ] 2016

Place:          [            ]

Purpose:

1.     Special Resolution: To Approve the Amendment of the Tyco Memorandum of Association

        "THAT, with effect from and conditional upon consummation of the merger contemplated pursuant to the terms of the Agreement and Plan of Merger by and among Johnson Controls, Inc., Tyco and certain other parties named therein, including Jagara Merger Sub LLC, dated January 24, 2016 (the "merger"), the memorandum of association of Tyco is hereby amended by:

            (i)  the deletion in clause 2 of the words 'The Company is to be a public limited company' and the substitution therefor of the words 'The Company is to be a public limited company for the purposes of Part 17 of the Companies Act 2014';

           (ii)  the deletion of the existing clause 3.1(a) and the substitution in its place of the following new clause 3.1(a):

            'To carry on all or any of the businesses of producers, designers, manufacturers, servicers, buyers, sellers, and distributing agents of and dealers in all kinds of industrial and commercial goods, products, merchandise, services, solutions and real and personal property of every class and description; and to do all things usually dealt in by persons carrying on any of the abovementioned businesses or likely to be required in connection with any of the said businesses;' and

          (iii)  the deletion of clause 3.1(c)."

2.     Special Resolution: To Approve the Amendment of the Tyco Articles of Association (together with the proposal set out in resolution 1 of this notice, the "Tyco Governing Documents Proposals")

        "THAT, the articles of association of Tyco are hereby amended by the adoption of each of the amendments set forth in Annex B-2 of this joint proxy statement/prospectus:

            (i)  with immediate effect upon the passing of this resolution, in respect of the amendments to articles 1, 30, 74(a) and 137(a) and the definitions of "Act" and "Acts" in article 2(a); and

           (ii)  with effect from and conditional upon the consummation of the merger (as defined in resolution 1 of the notice of this meeting), in respect of the other amendments to the articles of association."

3.     Ordinary Resolution: To Approve the Consolidation of Tyco Ordinary Shares (the "Tyco Share Consolidation Proposal")

        "THAT, with effect from immediately prior to the consummation of the merger (as defined in resolution 1 of the notice of this meeting) and immediately prior to resolution 4 of the notice of this meeting taking effect, each ordinary share of US$0.01 in the authorized capital of Tyco (whether or not issued) shall be consolidated into 0.955 ordinary shares of US$0.0104712041884817 each."

4.     Ordinary Resolution: To Approve an Authorized Share Capital Increase (the "Tyco Pre-Merger Authorized Share Capital Increase Proposal")

        "THAT, with effect from immediately prior to the consummation of the merger (as defined in resolution 1 of the notice of this meeting) and immediately following resolution 3 of the notice of this meeting taking effect, the authorized share capital of Tyco be increased by US$471,204.1884817, from US$11,000,000 and €40,000 divided into 955,000,000 ordinary shares of US$0.0104712041884817 each, 100,000,000 preferred shares of US$0.01 each and 40,000 ordinary A shares of €1.00 each, to US$11,471,204.1884817 and €40,000 divided into 1,000,000,000 ordinary shares of US$0.0104712041884817 each, 100,000,000 preferred shares of US$0.01 each and 40,000 ordinary A shares of €1.00 each."

5.     Ordinary Resolution: To Approve the Issuance of Tyco Ordinary Shares in Connection with the Merger (the "Tyco Share Issuance Proposal")

        "THAT, with effect from resolution 10 of the notice of this meeting taking effect (or if resolution 10 is not passed at this meeting, with effect from resolution 4 of the notice of this meeting taking effect), and subject to applicable rules and listing standards of the New York Stock Exchange, the directors of Tyco be and they are hereby generally and unconditionally authorized pursuant to section 1021 of the Irish Companies Act 2014 (the "Irish Companies Act") to exercise all the powers of Tyco to issue and allot relevant securities (within the meaning of section 1021 of the Irish Companies Act) as contemplated by the merger (as defined in resolution 1 of the notice of this meeting), up to an aggregate nominal amount of Tyco ordinary shares necessary for the purposes of satisfying the aggregate issuance of Tyco ordinary shares to the Johnson Controls shareholders in connection with the merger (as defined in resolution 1 of the notice of this meeting), provided that such authority shall (a) expire on the earlier of the Tyco annual general meeting in 2017 or [            ], 2017, (b) be without prejudice and in addition to the authority under Section 1021 of the Irish Companies Act previously granted to the Tyco board of directors pursuant to the articles of association adopted on September 8, 2014 and (c) not authorize the directors of Tyco to issue more than the authorized but unissued share capital of Tyco, increased pursuant to resolution 4 in the notice of this meeting."

6.     Special Resolution: To Approve the Change of Name of the Combined Company (the "Tyco Name Change Proposal")

        "THAT, with effect from and conditional upon the consummation of the merger (as defined in resolution 1 of the notice of this meeting), the change of the name of Tyco from Tyco International plc to Johnson Controls plc is hereby approved, subject only to the approval of the Registrar of Companies in Ireland."

7.     Ordinary Resolution: To Approve an Authorized Share Capital Increase (the "Tyco Authorized Share Capital Increase Proposal")

        "THAT, with effect from and conditional upon the consummation of the merger (as defined in resolution 1 of the notice of this meeting), the authorized share capital of Tyco be increased by a further US$11,000,000 (or if resolution 10 is not passed at this meeting, by a further US$11,471,204.1884817), from US$11,000,000 (or if resolution 10 is not passed at this meeting, from US$11,471,204.1884817) and €40,000 divided into 1,000,000,000 ordinary shares of US$0.01 each (or if resolution 10 is not passed at this meeting, of US$0.0104712041884817 each), 100,000,000 preferred shares of US$0.01 each and 40,000 ordinary A shares of €1.00 each, to US$22,000,000 (or if resolution 10 is not passed at this meeting US$22,942,408.3769634), and €40,000 divided into 2,000,000,000 ordinary shares of US$0.01 each (or if resolution 10 is not passed at this meeting US$0.0104712041884817 each), 200,000,000 preferred shares of US$0.01 each and 40,000 ordinary A shares of €1.00."

8.     Ordinary Resolution: To Approve the Directors' Authority to Allot Shares (the "Tyco Allotment Authority Proposal")

        "THAT, with effect from and conditional upon the consummation of the merger (as defined in resolution 1 of the notice of this meeting) and conditional upon the approval of resolution 7 of the notice of this meeting, the Tyco directors are hereby generally and unconditionally authorized to exercise all powers to allot and issue relevant securities (within the meaning of section 1021 of the Irish Companies Act) up to an aggregate nominal value of [            ] (or [            ] if resolution 10 is not passed at this meeting) (being equivalent to approximately 33% of the aggregate nominal value of the issued share capital of Tyco immediately after the consummation of the merger (as defined in resolution 1 of the notice of this meeting)), and the authority conferred by this resolution shall expire on the earlier of the date of the Tyco annual general meeting in 2017 or [                        ], 2017, unless previously renewed, varied or revoked; provided that Tyco may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Tyco directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired; and provided further that this resolution be without prejudice and in addition to the authority under section 1021 of the Irish Companies Act granted under resolution 5 of the notice to this meeting and the authority granted to the Tyco board of directors pursuant to the articles of association adopted on September 8, 2014."

9.     Special Resolution: To Approve the Disapplication of Statutory Pre-Emption Rights (the "Tyco Pre-Emption Waiver Proposal")

        "THAT, the Tyco directors be and are hereby empowered, without prejudice to any existing authorities granted to the Tyco directors, pursuant to section 1023 of the Irish Companies Act to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred by resolution 8 of the notice of this meeting as if sub-section (1) of section 1022 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal value of [            ] (or if resolution 10 is not passed at this meeting, [            ]) (being equivalent to approximately 5% of the aggregate nominal value of the issued share capital of Tyco immediately after the consummation of the merger (as defined in resolution 1 of the notice of this meeting)) and the authority conferred by this resolution shall expire on the earlier of the Tyco annual general meeting in 2017 or [                        ], 2017, unless previously renewed, varied or revoked; provided that Tyco may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Tyco directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

10.   Ordinary Resolution: To Approve the Renominalization of Tyco Ordinary Shares (the "Tyco Share Renominalization Proposal")

        "THAT, subject to the passing of resolutions 2, 3 and 4 of the notice of this meeting and with effect from immediately prior to the consummation of the merger and immediately following resolution 4 of the notice of this meeting becoming effective, the nominal value of each ordinary share in Tyco shall be decreased by US$0.0004712041884817 to US$0.01 in accordance with section 83(1)(d) of the

Irish Companies Act with the deduction of US$0.0004712041884817 from each ordinary share to be credited to the undenominated capital of Tyco."

11.   Special Resolution: To Approve the Creation of Distributable Reserves (the "Tyco Distributable Reserves Creation Proposal")

        "THAT,

            (i)  subject to and with the consent of the High Court in accordance with the provisions of section 84 of the Irish Companies Act, the company capital of Tyco be reduced by the cancellation of the entire amount standing to the credit of Tyco's share premium account immediately after the consummation of the transactions contemplated by the merger (as defined in resolution 1 of the notice of this meeting) including the issuance of ordinary shares in Tyco to shareholders of Johnson Controls, Inc. (the "authorized amount") or such other lesser amount as the board of directors of Tyco or the High Court may determine, with the reserve resulting from the reduction of the share premium to be treated as profits available for distribution as defined by section 117 of the Irish Companies Act; and

           (ii)  the board of directors of Tyco, acting through one or more of Tyco's directors, secretaries or executive officers, be and is hereby authorized on behalf of Tyco to (a) proceed to seek the confirmation of the High Court to a reduction of company capital by the authorized amount or such lesser amount as the board of directors of Tyco or the High Court may determine and (b) determine not to proceed to seek the approval of the High Court at all in pursuance of (i) above."

        Consummation of the merger is conditioned on the approval of each of resolutions 1 and 2 (the Tyco governing documents proposals), resolution 3 (the Tyco share consolidation proposal), resolution 4 (the Tyco pre-merger authorized share capital increase proposal), resolution 5 (the Tyco share issuance proposal) and resolution 6 (the Tyco name change proposal).

        Consummation of the merger is not conditioned on the approval of resolution 7 (the Tyco authorized share capital increase proposal), resolution 8 (the Tyco allotment authority proposal), resolution 9 (the Tyco pre-emption waiver proposal), resolution 10 (the Tyco share renominalization proposal) and resolution 11 (the Tyco distributable reserves creation proposal).

        The accompanying joint proxy statement/prospectus describes the purpose and business of the Tyco EGM, contains a detailed description of the merger agreement and the merger and includes a copy of the merger agreement as Annex A and a copy of the amendments to the memorandum and articles of association of Tyco proposed in resolutions 1 and 2 as Annex B-1 and Annex B-2. Please read these documents carefully before deciding how to vote.

Record Date:	The record date for the Tyco EGM has been fixed by the Tyco board of directors as the close of business on [ ], 2016. Tyco shareholders of record at that time are entitled to vote at the Tyco EGM.

        More information about the transaction and the Tyco EGM resolutions is contained in the accompanying joint proxy statement/prospectus. We urge all Tyco shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully "Risk Factors" beginning on page 42 of the accompanying joint proxy statement/prospectus.

        The Tyco board of directors recommends unanimously that Tyco shareholders vote "FOR" each of the resolutions.

By order of the Board of Directors,

Judith A. Reinsdorf
Executive Vice President and General Counsel
[                        ], 2016

YOUR VOTE IS IMPORTANT

        You may have the option to submit your proxy by using a toll-free telephone number or to vote your shares electronically over the Internet as described on the proxy card or voting instruction form you receive. We encourage you to submit your vote using either of these options if they are available to you. Alternatively, you may sign, date, mark and mail your proxy form in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the Tyco EGM. We strongly encourage you to vote.

        Whether or not you expect to attend the Tyco EGM in person, we encourage you to cast your vote promptly so that your shares will be represented and voted at the meeting. A shareholder entitled to attend and vote is entitled to appoint one or more proxies using the form provided (or the form in section 184 of the Irish Companies Act) to attend, speak and vote instead of him or her at the Tyco EGM. The proxy need not be a shareholder.

        Under the Tyco articles of association, the Chairman of the Tyco EGM may at any time adjourn the Tyco EGM if, in his opinion, it would facilitate the conduct of the business of the Tyco EGM to do so or if he is so directed by the Tyco board of directors. Pursuant to this authority, the Tyco EGM may be adjourned to, among other things, solicit proxies if there are not sufficient votes at the time of the Tyco EGM in favor of the Tyco required proposals.

ADDITIONAL INFORMATION

        The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Johnson Controls and Tyco from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available without charge to you upon written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing, by email or by telephone from Johnson Controls or Tyco at their respective addresses and telephone numbers listed below or by accessing the websites listed below. The information provided on the websites listed below is not a part of the accompanying joint proxy statement/prospectus and therefore is not incorporated by reference into the accompanying joint proxy statement/prospectus.

For Johnson Controls Shareholders:

Johnson Controls Shareholder Services

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53209

(800) 524-6220

email: Shareholder.Services@jci.com

www.johnsoncontrols.com

For Tyco Shareholders: Tyco Investor Relations Tyco International plc 1 Albert Quay Cork, Ireland +353-21-426-0000 email: investorrelations@tyco.com www.tyco.com

        In addition, if you have questions about the merger or the other transactions contemplated by the merger agreement, the Johnson Controls special meeting or the Tyco extraordinary general meeting (the "Tyco EGM"), or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards or other documents incorporated by reference in the accompanying joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

For Johnson Controls Shareholders: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 (800) 814-9324 (toll free) (212) 269-5550 (call collect)	For Tyco Shareholders: MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885 (toll free) (212) 929-5500 (call collect)

To obtain timely delivery of these documents before the Johnson Controls special meeting and the Tyco EGM, you must request the information no later than [                        ], 2016.

        For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see "Where You Can Find More Information" in the accompanying joint proxy statement/prospectus.

 ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

        This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the "SEC") by Tyco (File No. 333-210588), constitutes a prospectus of Tyco under Section 5 of the U.S. Securities Act of 1933, as amended (the "Securities Act"), with respect to the combined company ordinary shares to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Johnson Controls special meeting and the Tyco EGM.

        Neither Johnson Controls nor Tyco has authorized anyone to give any information or make any representation about the merger, Johnson Controls or Tyco that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, neither Johnson Controls nor Tyco takes any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                        ], 2016. The information contained in this joint proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Johnson Controls shareholders or Tyco shareholders nor the issuance of combined company ordinary shares pursuant to the merger agreement will create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

        The information concerning Johnson Controls contained in or incorporated by reference into this joint proxy statement/prospectus has been provided by Johnson Controls, and the information concerning Tyco contained in this joint proxy statement/prospectus has been provided by Tyco.

        Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

  •
  "combined company" refers to Tyco immediately following the consummation of the merger;

  •
  "combined company ordinary shares" refers to the ordinary shares of the combined company, par value $0.01 per share (such par value subject to the passing of the Tyco share renominalization proposal at the Tyco EGM), following consummation of the merger;

  •
  "dollars" or "$" refers to U.S. dollars;

  •
  "Johnson Controls" refers to Johnson Controls, Inc.;

  •
  "Johnson Controls common stock" refers to the common stock, par value $1.00 per share, of Johnson Controls;

  •
  "merger" refers to the merger of Merger Sub with and into Johnson Controls, with Johnson Controls being the surviving corporation in the merger;

  •
  "merger agreement" refers to the Agreement and Plan of Merger, dated as of January 24, 2016, as it may be amended from time to time, by and among Johnson Controls, Tyco and certain other parties named therein, including Merger Sub;

  •
  "Merger Sub" refers to Jagara Merger Sub LLC, a Wisconsin limited liability company and an indirect wholly owned subsidiary of Tyco;

  •
  "Tyco" refers to Tyco International plc; and

  •
  "Tyco ordinary shares" refers to the ordinary shares, par value $0.01 per share, of Tyco.

 NOTICE TO INVESTORS

        This joint proxy statement/prospectus is not a prospectus within the meaning of the Irish Companies Act, the Prospectus Directive (2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland. This joint proxy statement/prospectus has not been approved or reviewed by or registered with the Central Bank of Ireland or any other competent authority or regulatory authority in the European Economic Area. This joint proxy statement/prospectus does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC). Neither Tyco nor Johnson Controls is an authorized investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this joint proxy statement/prospectus should seek independent legal and financial advice in determining their actions in respect of or pursuant to this joint proxy statement/prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER, THE JOHNSON CONTROLS SPECIAL
MEETING AND THE TYCO EXTRAORDINARY GENERAL MEETING

        The following are answers to certain questions you may have regarding the merger, the Johnson Controls special meeting and the Tyco extraordinary general meeting (the "Tyco EGM"). You are urged to read carefully this entire joint proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See "Where You Can Find More Information." If you are in any doubt about this transaction, you should consult an independent financial advisor that, if you are obtaining advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 (as amended).

Q:
WHAT IS THE PROPOSED TRANSACTION?

A:
On January 24, 2016, Johnson Controls and Tyco entered into the merger agreement pursuant to which they agreed to combine their respective businesses under a single company.

  The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company." In the merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into, at the election of the holder of such share, either: (i) one ordinary share of the combined company (the "share consideration"); or (ii) $34.88 in cash, without interest (the "cash consideration"). Elections by Johnson Controls shareholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash.

  Immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each Tyco ordinary share they hold. Tyco shareholders will receive these shares by virtue of a 0.955-for-one share consolidation (the "Tyco share consolidation"). After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company.

Q:
WHY AM I RECEIVING THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:
Each of Johnson Controls and Tyco is sending these materials to its respective shareholders to help them decide how to vote their Johnson Controls common stock or Tyco ordinary shares, as the case may be, with respect to the matters to be considered at the Johnson Controls special meeting and the Tyco EGM, respectively.

  Consummation of the merger requires affirmative votes by both Johnson Controls shareholders and Tyco shareholders. To obtain these required approvals, Johnson Controls will hold the Johnson Controls special meeting in order to ask its shareholders to approve the merger agreement, and Tyco will hold the Tyco EGM in order to obtain the approvals of Tyco shareholders necessary to consummate the merger.

  Further information about the Johnson Controls special meeting, the Tyco EGM and the merger is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus constitutes both a joint proxy statement of Johnson Controls and Tyco and a prospectus of Tyco. It is a joint proxy statement because each of the Johnson Controls board of directors and the Tyco board of directors is soliciting proxies from its respective shareholders using this joint proxy statement/prospectus. It is a prospectus because Tyco, in connection with the merger agreement, is offering Tyco ordinary shares (which will become ordinary shares of the combined company in the merger) in exchange for a portion of the outstanding shares of Johnson Controls common stock.

  The enclosed proxy materials allow you to submit a proxy by telephone or vote your shares over the Internet without attending your respective company's special meeting or extraordinary general meeting in person.

  Your vote is very important. You are encouraged to submit your proxy by telephone or vote your shares over the Internet as soon as possible, even if you do plan to attend the Johnson Controls special meeting or the Tyco EGM in person.

  This joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Irish Companies Act 2014 (the "Irish Companies Act"), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued under the Irish Companies Act, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.

Q:
WHAT WILL JOHNSON CONTROLS SHAREHOLDERS RECEIVE IN THE MERGER?

A:
In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive, at the election of its holder (subject to proration as described in this joint proxy statement/prospectus), either:

  •
  one ordinary share of the combined company; or

  •
  $34.88 in cash, without interest.

  The share consideration and the cash consideration are collectively referred to as the "merger consideration." Any share of Johnson Controls common stock with respect to which a holder elects to receive the share consideration is referred to as a "share electing share," and any share of Johnson Controls common stock with respect to which a holder elects to receive the cash consideration is referred to as a "cash electing share." If a holder makes no election with respect to a share (or fails to properly make an election) (a "non-electing share"), then such share of Johnson Controls common stock will be deemed to be a share electing share.

  Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion of cash. Accordingly, if you are a Johnson Controls shareholder, depending on the elections made by other Johnson Controls shareholders, you may not receive the amount of cash or the number of shares of the combined company that you request on your election form.

Q:
WHAT WILL TYCO SHAREHOLDERS RECEIVE IN THE TRANSACTION?

A:
Immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each Tyco ordinary share they hold. Tyco shareholders will receive these shares by virtue of a 0.955-for-one share consolidation.

Q:
ARE JOHNSON CONTROLS SHAREHOLDERS GUARANTEED TO RECEIVE THE FORM OF MERGER CONSIDERATION THEY ELECT TO RECEIVE?

A:
No. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. The merger agreement provides for adjustments to and reallocation of the share elections and cash elections made by Johnson Controls shareholders in the event that the cash consideration is undersubscribed or oversubscribed.

  Specifically, if Johnson Controls shareholders elect an aggregate of $3.864 billion, cash electing shares will be converted into the right to receive cash consideration and share electing shares and non-electing shares will be converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of less than $3.864 billion of cash consideration, cash electing shares will be converted into the right to receive cash consideration and a portion of the share electing shares and non-electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of more than $3.864 billion of cash consideration, share electing shares and non-electing shares will be converted into the right to receive share consideration, and a portion of the cash electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. Accordingly, depending on the elections made by other Johnson Controls shareholders, each Johnson Controls shareholder who elects to receive share consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in cash consideration, and each Johnson Controls shareholder who elects to receive cash consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in share consideration. A Johnson Controls shareholder who elects to receive a combination of cash consideration and share consideration for their shares of Johnson Controls common stock in the merger may receive cash consideration and share consideration in a proportion different from that which such shareholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Johnson Controls common stock, see "The Merger—Consideration to be Received by Johnson Controls Shareholders."

Q:
HOW DO I MAKE AN ELECTION IF I AM A JOHNSON CONTROLS SHAREHOLDER?

A:
Under the merger agreement, Johnson Controls shareholders are required to make an election to receive share consideration or cash consideration in respect of each share held by [                  ], on [                    ], 2016 (the "election deadline"), unless otherwise agreed in advance by Johnson Controls and Tyco, in which event Johnson Controls will reasonably promptly announce the rescheduled election deadline. At least 20 business days prior to the election deadline, an election form will be mailed to each Johnson Controls shareholder of record for the Johnson Controls special meeting. Johnson Controls will make available one or more election forms as may be reasonably requested from time to time by all persons who become Johnson Controls shareholders of record during the period following the Johnson Controls record date and prior to the election deadline. To elect to receive share consideration, cash consideration or a combination of both, you must indicate on the election form the number of shares of Johnson Controls common stock with respect to which you elect to receive share consideration, the number of shares of Johnson Controls common stock with respect to which you elect to receive cash consideration and the particular shares for which you desire to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under the terms of the merger agreement. You must return your properly completed and signed form accompanied by the Johnson Controls share certificate, if any, and any additional documents specified in the election form by the election deadline. You are encouraged to return your election form as promptly as practicable. If you hold your shares of Johnson Controls common stock through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. See "The Merger—Consideration to be Received by Johnson Controls Shareholders."

Q:
CAN I REVOKE OR CHANGE MY ELECTION AFTER I MAIL MY ELECTION FORM?

A:
Yes. Johnson Controls shareholders may revoke or change their elections by sending written notice thereof to the exchange agent, which notice must be received by the exchange agent prior to the election deadline. In the event an election form is revoked, under the merger agreement the shares of Johnson Controls common stock represented by such election form will be treated as non-electing shares, except to the extent a subsequent election is properly made by the Johnson Controls shareholder prior to the election deadline. See "The Merger—Consideration to be Received by Johnson Controls Shareholders."

Q:
WHAT HAPPENS IF I DO NOT MAKE AN ELECTION OR MY ELECTION FORM IS NOT RECEIVED BEFORE THE ELECTION DEADLINE?

A:
For any shares of Johnson Controls common stock with respect to which the exchange agent does not receive a properly completed and timely election form, the holder of those shares will be deemed not to have made an election. Under the merger agreement, non-electing shares will be deemed to have elected to receive share consideration, and will be subject to the proration procedures provided in the merger agreement as if they were share electing shares. See "The Merger—Consideration to be Received by Johnson Controls Shareholders."

Q:
WHAT HAPPENS IF I TRANSFER MY SHARES OF JOHNSON CONTROLS COMMON STOCK AFTER MAKING AN ELECTION?

A:
If you transfer your shares of Johnson Controls common stock after making an election, the election will be automatically revoked with respect to such shares, and such shares will be treated as non-electing shares, unless a subsequent election is properly made by the Johnson Controls shareholder of record prior to the election deadline. See "The Merger—Consideration to be Received by Johnson Controls Shareholders."

Q:
WHEN WILL THE MERGER BE CONSUMMATED?

A:
The parties currently expect that the merger will be consummated on or around the end of the parties' 2016 fiscal year (September 30, 2016 for both Johnson Controls and Tyco), but neither Johnson Controls nor Tyco can predict the actual date on which the merger will be consummated, or whether it will be consummated, because the merger is subject to factors beyond each company's control, including whether or when the required regulatory approvals will be received. See "The Merger Agreement—Conditions to the Consummation of the Merger."

Q:
WHAT ARE THE CONDITIONS TO THE CONSUMMATION OF THE MERGER?

A:
In addition to approval of the Johnson Controls merger proposal by Johnson Controls shareholders and approval of the Tyco required proposals by Tyco shareholders, consummation of the merger and the other transactions contemplated by the merger agreement is subject to the satisfaction of a number of other conditions, including certain regulatory clearances. See "The Merger Agreement—Conditions to the Consummation of the Merger."

Q:
WHO WILL SERVE AS THE DIRECTORS AND SENIOR OFFICERS OF THE COMBINED COMPANY?

A:
As of the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Alex A. Molinaroli, the current Chairman, President and Chief Executive Officer of Johnson Controls, George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company. See "The Merger—Board of Directors of the Combined Company after the Merger."

  As of the effective time of the merger, Mr. Molinaroli will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company. See "The Merger—Officers of the Combined Company after the Merger."

Q:
WHAT EFFECTS WILL THE MERGER HAVE ON JOHNSON CONTROLS' ANNOUNCED SPIN-OFF OF ITS AUTOMOTIVE EXPERIENCE BUSINESS?

A:
On July 24, 2015, Johnson Controls announced plans to separate its Automotive Experience business from the rest of Johnson Controls by means of a spin-off of a newly formed company, which will be named Adient. Subject to final board approval of the spin-off, the spin-off is expected to be completed following the consummation of the merger and would result in the Automotive Experience business becoming an independent publicly traded company. It is currently expected that the separation will generally proceed in substantially the same manner as originally planned and on the timeline previously announced by Johnson Controls, with such adjustments to reflect that the distributing corporation will be the combined company instead of Johnson Controls. However, there can be no assurance that the separation will occur within this timeframe, or at all, and the separation may be accomplished at a different time or in a different manner.

Q:
WHO IS ENTITLED TO VOTE?

A:
Johnson Controls:    The Johnson Controls board of directors has fixed the close of business on [                    ], 2016 as the record date of the Johnson Controls special meeting (the "Johnson Controls record date"). If you were a holder of record of shares of Johnson Controls common stock as of the close of business on [                    ], 2016, you are entitled to receive notice of and to vote at the Johnson Controls special meeting and any adjournments thereof.

  Tyco:    The Tyco board of directors has fixed the close of business on [                    ], 2016 as the record date of the Tyco EGM (the "Tyco record date"). If you were a holder of record of Tyco

  ordinary shares as of the close of business on [                    ], 2016, you are entitled to receive notice of and to vote at the Tyco EGM and any adjournments thereof.

Q:
WHAT ARE JOHNSON CONTROLS SHAREHOLDERS BEING ASKED TO VOTE ON?

A:
At the Johnson Controls special meeting, Johnson Controls shareholders will be asked to approve the following items:

1.
the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (the "Johnson Controls merger proposal");

2.
the adjournment of the Johnson Controls special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of approving the Johnson Controls merger proposal (the "Johnson Controls adjournment proposal"); and

3.
on a non-binding, advisory basis, the compensation that may become payable to Johnson Controls' named executive officers that is based on or otherwise relates to the merger, as disclosed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers" (the "Johnson Controls advisory compensation proposal" and together with the Johnson Controls merger proposal and the Johnson Controls adjournment proposal, the "Johnson Controls proposals").

  Approval of the Johnson Controls merger proposal is required for consummation of the merger. Approval of the Johnson Controls adjournment proposal and the Johnson Controls advisory compensation proposal is not required for consummation of the merger.

  No other matters are intended to be brought before the Johnson Controls special meeting by Johnson Controls.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE JOHNSON CONTROLS SPECIAL MEETING?

1.     Johnson Controls Merger Proposal:    Approval of the Johnson Controls merger proposal

 requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock. For the Johnson Controls merger proposal, an abstention or a failure to vote will have the same effect as a vote cast "AGAINST" this proposal.

2.
Johnson Controls Adjournment Proposal:    Approval of the Johnson Controls adjournment proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal. For the Johnson Controls adjournment proposal, an abstention or a failure to vote will not be counted as a vote in favor of or against this proposal.

3.
Johnson Controls Advisory Compensation Proposal:    Approval of the Johnson Controls advisory compensation proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal. For the Johnson Controls advisory compensation proposal, an abstention or a failure to vote will not be counted as a vote in favor of or against this proposal.

Q:
HOW DOES THE JOHNSON CONTROLS BOARD OF DIRECTORS RECOMMEND JOHNSON CONTROLS SHAREHOLDERS VOTE?

A:
The Johnson Controls board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Johnson Controls and its shareholders, and has approved and adopted the merger agreement and the transactions contemplated thereby. The Johnson Controls board of directors therefore unanimously recommends that the Johnson Controls shareholders vote their shares of Johnson Controls common stock:

1.
"FOR" the Johnson Controls merger proposal;

2.
"FOR" the Johnson Controls adjournment proposal; and

3.
"FOR" the Johnson Controls advisory compensation proposal.

Q:
ARE THERE ANY RISKS ABOUT THE MERGER OR TYCO'S BUSINESS THAT JOHNSON CONTROLS SHAREHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A:
Yes. Before making any decision on whether and how to vote, Johnson Controls shareholders are urged to read carefully and in its entirety the information contained in "Risk Factors" beginning on page 42 of this joint proxy statement/prospectus. Johnson Controls shareholders should also read and carefully consider the risk factors of Johnson Controls and Tyco and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:
DO ANY OF JOHNSON CONTROLS' DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM THOSE OF JOHNSON CONTROLS SHAREHOLDERS?

A:
Yes. Johnson Controls' directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Johnson Controls shareholders. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger." The members of the Johnson Controls board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Johnson Controls shareholders approve the merger agreement.

Q:
WHAT ARE TYCO SHAREHOLDERS BEING ASKED TO VOTE ON?

A:
At the Tyco EGM, Tyco shareholders will be asked to approve the following items:

1.
the amendments to the Tyco memorandum of association set forth in Annex B-1 to this joint proxy statement/prospectus;

2.
the amendments to the Tyco articles of association set forth in Annex B-2 to this joint proxy statement/prospectus (together with Tyco proposal 1 above, the "Tyco governing documents proposals");

3.
the consolidation of Tyco ordinary shares whereby, immediately prior to the effective time of the merger, every issued and unissued Tyco ordinary share will be consolidated into 0.955 Tyco ordinary shares (the "Tyco share consolidation proposal");

4.
an increase to the authorized share capital of Tyco such that the number of authorized ordinary shares of Tyco immediately following the Tyco share consolidation is equal to 1,000,000,000 (the number of authorized ordinary shares of Tyco immediately prior to the Tyco share consolidation) (the "Tyco pre-merger authorized share capital increase proposal");

  5.
  the issuance of Tyco ordinary shares in connection with the merger as contemplated by the merger agreement (the "Tyco share issuance proposal");

  6.
  the change of name of the combined company to "Johnson Controls plc" effective as of the effective time of the merger or as promptly as reasonably practicable thereafter, subject to approval of the Registrar of Companies in Ireland (the "Tyco name change proposal" and, together with the Tyco governing documents proposals, the Tyco share consolidation proposal, the Tyco pre-merger authorized share capital increase proposal and the Tyco share issuance proposal, the "Tyco required proposals");

  7.
  an increase, effective as of the effective time of the merger, to the authorized share capital of Tyco in an amount equal to 1,000,000,000 ordinary shares and 100,000,000 preferred shares (the "Tyco authorized share capital increase proposal");

  8.
  the allotment of relevant securities (as defined in the Irish Companies Act) for issuances after the merger of up to approximately 33% of the combined company's post-merger issued share capital (the "Tyco allotment authority proposal");

  9.
  the disapplication of statutory pre-emption rights in respect of issuances of equity securities (as defined in the Irish Companies Act) for cash for issuances after the merger of up to approximately 5% of the combined company's post-merger issued share capital (the "Tyco pre-emption waiver proposal");

  10.
  the renominalization of Tyco ordinary shares such that the nominal value of each ordinary share will be decreased by approximately $0.00047 to $0.01 (matching its pre-consolidation nominal value) with the amount of the deduction being credited to undenominated capital (the "Tyco share renominalization proposal"); and

  11.
  the reduction of some or all of the share premium of Tyco resulting from the merger to allow the creation of additional distributable reserves of the combined company (the "Tyco distributable reserves creation proposal" and, together with the Tyco required proposals, the Tyco authorized share capital increase proposal, the Tyco allotment authority proposal, the Tyco pre-emption waiver proposal and the Tyco share renominalization proposal, the "Tyco proposals").

  Consummation of the merger is conditioned on approval of the Tyco required proposals (the Tyco governing documents proposals, the Tyco share consolidation proposal, the Tyco pre-merger authorized share capital increase proposal, the Tyco share issuance proposal and the Tyco name change proposal).

  Consummation of the merger is not conditioned on approval of the Tyco authorized share capital increase proposal, Tyco allotment authority proposal, the Tyco pre-emption waiver proposal, the Tyco share renominalization proposal and the Tyco distributable reserves creation proposal.

  No other matters are intended to be brought before the Tyco EGM by Tyco.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE TYCO EGM?

A:
1.     Tyco Governing Documents Proposals:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on both of the Tyco governing documents proposals at the Tyco EGM is required to approve both of the Tyco governing documents proposals.

2.
Tyco Share Consolidation Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share consolidation proposal at the Tyco EGM is required to approve the Tyco share consolidation proposal.

  3.
  Tyco Pre-Merger Authorized Share Capital Increase Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco pre-merger authorized share capital increase proposal at the Tyco EGM is required to approve the Tyco pre-merger authorized share capital increase proposal.

  4.
  Tyco Share Issuance Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share issuance proposal at the Tyco EGM is required to approve the Tyco share issuance proposal.

  5.
  Tyco Name Change Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco name change proposal at the Tyco EGM is required to approve the Tyco name change proposal.

  6.
  Tyco Authorized Share Capital Increase Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco authorized share capital increase proposal at the Tyco EGM is required to approve the Tyco authorized share capital increase proposal.

  7.
  Tyco Allotment Authority Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco allotment authority proposal at the Tyco EGM is required to approve the Tyco allotment authority proposal.

  8.
  Tyco Pre-emption Waiver Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco pre-emption waiver proposal at the Tyco EGM is required to approve the Tyco pre-emption waiver proposal.

  9.
  Tyco Share Renominalization Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share renominalization proposal at the Tyco EGM is required to approve the Tyco renominalization proposal.

  10.
  Tyco Distributable Reserves Creation Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco distributable reserves creation proposal at the Tyco EGM is required to approve the Tyco distributable reserves creation proposal.

  Because the vote required to approve each of the Tyco proposals is based on votes properly cast at the Tyco EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote and broker non-votes, will have no effect on such proposals (except that abstentions and broker non-votes will be counted towards determining whether a quorum is present).

Q:
HOW DOES THE TYCO BOARD OF DIRECTORS RECOMMEND TYCO SHAREHOLDERS VOTE?

A:
The Tyco board of directors has approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Tyco and its shareholders. The Tyco board of directors recommends that the Tyco shareholders vote their Tyco ordinary shares:

1.
"FOR" the Tyco governing documents proposals;

2
"FOR" the Tyco share consolidation proposal;

3.
"FOR" the Tyco pre-merger authorized share capital increase proposal;

4.
"FOR" the Tyco share issuance proposal;

  5.
  "FOR" the Tyco name change proposal;

  6.
  "FOR" the Tyco authorized share capital increase proposal;

  7.
  "FOR" the Tyco allotment authority proposal;

  8.
  "FOR" the Tyco pre-emption waiver proposal;

  9.
  "FOR" the Tyco share renominalization proposal; and

  10.
  "FOR" the Tyco distributable reserves creation proposal.

Q:
WHY ARE THE TYCO SHAREHOLDERS BEING ASKED TO APPROVE THE TYCO AUTHORIZED SHARE CAPITAL INCREASE PROPOSAL, THE TYCO ALLOTMENT AUTHORITY PROPOSAL, THE TYCO PRE-EMPTION WAIVER PROPOSAL, THE TYCO SHARE RENOMINALIZATION PROPOSAL AND THE TYCO DISTRIBUTABLE RESERVES CREATION PROPOSAL?

A:
Approval of the Tyco authorized share capital increase proposal, the Tyco allotment authority proposal, the Tyco pre-emption waiver proposal, the Tyco share renominalization proposal and the Tyco distributable reserves creation proposal is not required for consummation of the merger. If Tyco shareholders do not approve one or more of these proposals, but all other required consents and approvals are obtained (including approval of the Johnson Controls merger proposal and the Tyco required proposals), Tyco and Johnson Controls may nevertheless consummate the merger.

  As of May 3, 2016, Tyco had approximately 574,728,417 ordinary shares remaining available for issue, representing 57% of Tyco's total authorized ordinary shares, with approximately 16,427,196 of such ordinary shares reserved for issuance to meet obligations with respect to outstanding employee equity awards under Tyco's employee equity plans. As of May 3, 2016, Johnson Controls had approximately 1,152,492,086 shares of common stock remaining available for issue, representing 64% of Johnson Controls' total authorized shares, with approximately 20,130,021 of such shares reserved for issuance to meet obligations with respect to outstanding employee equity awards under Johnson Controls' employee equity plans. As a result of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital immediately following the consummation of the merger, with approximately 56,307,948 ordinary shares remaining available for issue, representing approximately 6% of the combined company's total authorized ordinary shares, and approximately 36,557,217 of such ordinary shares reserved for issuance under the combined company's employee equity plans. As a result, the combined company will be very limited in its ability to issue new ordinary shares, including shares to be issued under employee equity plans or as part of a stock for stock acquisition. Tyco is asking its shareholders to approve the Tyco authorized share capital increase proposal in order to preserve a level of headroom in the authorized share capital of the combined company approximately proportionate to the aggregate headroom in the authorized share capital of Johnson Controls and Tyco prior to the merger, and to maintain the proportion of Tyco preferred shares to ordinary shares. If the Tyco authorized share capital increase proposal is approved, immediately following the consummation of the merger, approximately 1,056,677,143 ordinary shares of the combined company will remain available for issue, representing approximately 53% of the combined company's total authorized ordinary shares, with approximately 38,099,230 of such ordinary shares reserved for issuance under the combined company's employee equity plans.

  Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. Tyco's current authorization is to issue up to the entire of the authorized but unissued share capital of the company. Following the consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital. As a result, the directors of the combined company will have a limited ability to issue new ordinary shares. Tyco is asking its shareholders to approve the Tyco allotment authority proposal in order to authorize the directors of the combined company to issue shares subject to the limits set out in the Tyco allotment authority proposal.

  Under Irish law, unless otherwise authorized by a special resolution or the constitution of the company, when an Irish public limited company issues ordinary shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis (commonly referred to as the statutory pre-emption right). Tyco's current authorization is to issue up to the entire of the authorized but unissued share capital of the company without applying pre-emption rights. Following the consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital. As a result, the directors of the combined company will have a limited ability to issue ordinary shares for cash without applying pre-emption rights. The purpose of the Tyco pre-emption waiver proposal is to allow the directors of the combined company a degree of flexibility in issuing shares following the merger.

  Tyco is asking its shareholders to approve the Tyco share renominalization proposal because as a result of the Tyco share consolidation, the par value of each Tyco ordinary share will be $0.0104712041884817 (having previously been $0.01 immediately prior to the Tyco share consolidation), which is an inconvenient number for practical usage. The Tyco share renominalization proposal, if approved, will decrease the par value of each Tyco ordinary share resulting in a par value per ordinary share of $0.01.

  Under Irish law, Tyco may only make distributions (including the payment of cash dividends) to its shareholders or fund share buy-backs from "distributable reserves" in its unconsolidated balance sheet (prepared in accordance with Irish law). Distributable reserves do not include share premium, such as the significant share premium that will be created as a result of the merger. It is expected that, as soon as practicable following the consummation of the merger, the combined company will seek to obtain the approval of the High Court of Ireland to convert its share premium to distributable reserves (the "Tyco distributable reserves creation"). Before such approval can be obtained, the shareholders of Tyco must first have passed a special resolution authorizing the Tyco distributable reserves creation.

Q:
ARE THERE ANY RISKS ABOUT THE MERGER OR JOHNSON CONTROLS' BUSINESS THAT TYCO SHAREHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A:
Yes. Before making any decision on whether and how to vote, Tyco shareholders are urged to read carefully and in its entirety the information contained in "Risk Factors" beginning on page 42 of this joint proxy statement/prospectus. Tyco shareholders should also read and carefully consider the risk factors of Johnson Controls and Tyco and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:
DO ANY OF TYCO'S DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM THOSE OF TYCO SHAREHOLDERS?

A:
Yes. Tyco's directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Tyco shareholders. See "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger." The members of the Tyco board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Tyco shareholders approve the Tyco proposals.

Q:
WHAT DO I NEED TO DO NOW?

A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instruction card for your Johnson Controls common stock or Tyco ordinary shares, as applicable, as soon as possible so that your shares will be represented at your respective company's special meeting or extraordinary general meeting. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by your bank, broker or other nominee if your shares are held in "street name" through your bank, broker or other nominee.

Q:
HOW DO I VOTE?

A:
If you are a shareholder of record of Johnson Controls as of the Johnson Controls record date, or a shareholder of record of Tyco as of the Tyco record date, you may submit your proxy before your respective company's special meeting or extraordinary general meeting in one of the following ways:

1.
visit the website shown on your proxy card to submit your proxy via the Internet (in the case of shareholders of Tyco, to be received by [            ] [a.m./p.m.] (US Eastern Time) on [            ]);

2.
call the toll-free number for telephone proxy submission shown on your proxy card (in the case of shareholders of Tyco, to be received by [            ] [a.m./p.m.] (US Eastern Time) on [            ]); or

3.
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope (in the case of shareholders of Tyco, to be received by [            ] [a.m./p.m.] (US Eastern Time) on [            ]).

  You may also cast your vote in person at your respective company's special meeting or extraordinary general meeting.

  If you are a shareholder of record of Tyco and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act, of each of the Chief Executive Officer and Chief Financial Officer of Tyco as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

  If your shares are held in "street name," through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Please follow the voting instructions provided by your bank, broker or other nominee. "Street name" shareholders who wish to vote in person at the meeting will need to obtain a "legal proxy" from their bank, broker or other nominee.

Q:
HOW MANY VOTES DO I HAVE?

A:
Johnson Controls:    You are entitled to one vote for each share of Johnson Controls common stock that you owned as of the close of business on the Johnson Controls record date. As of the close of business on the Johnson Controls record date, [            ] shares of Johnson Controls common stock were outstanding and entitled to vote at the Johnson Controls special meeting.

  Tyco:    You are entitled to one vote for each Tyco ordinary share that you owned as of the close of business on the Tyco record date. As of the close of business on the Tyco record date, [            ] Tyco ordinary shares were outstanding and entitled to vote at the Tyco EGM.

Q:
WHO CAN ATTEND THE JOHNSON CONTROLS SPECIAL MEETING AND THE TYCO EGM?

A:
All Johnson Controls shareholders of record as of the close of business on [        ] can attend the Johnson Controls special meeting. Seating at the Johnson Controls special meeting, however, is limited, and shareholders must request an admission ticket in advance by following the instructions described in the section entitled "The Johnson Controls Special Meeting—Attending the Johnson Controls Special Meeting." To accommodate as many shareholders as possible, Johnson Controls is not able to allow non-shareholder guests to attend the Johnson Controls special meeting.

  All Tyco shareholders as of the record date are invited to attend the Tyco EGM. For admission to the Tyco EGM, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area, where their ownership will be verified. Those who have beneficial ownership of shares held by a bank, broker or other nominee should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco shares. Registration will begin at [            ], local time.

Q:
WHAT IF I SELL MY SHARES OF JOHNSON CONTROLS COMMON STOCK BEFORE THE JOHNSON CONTROLS SPECIAL MEETING, OR I SELL MY TYCO ORDINARY SHARES BEFORE THE TYCO EGM?

A:
Johnson Controls:    If you transfer your shares of Johnson Controls common stock after the Johnson Controls record date but before the Johnson Controls special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Johnson Controls special meeting, but will have transferred the right to receive the merger consideration. In order to receive ordinary shares of the combined company as a result of the merger, you must hold your shares through the effective time of the merger.

  Tyco:    If you transfer your Tyco ordinary shares after the Tyco record date but before the Tyco EGM, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Tyco EGM, but will have transferred the right to receive 0.955 ordinary shares of the combined company for each Tyco ordinary share as a result of the Tyco share consolidation and the merger. In order to receive ordinary shares of the combined company as a result of the Tyco share consolidation and the merger, you must hold your shares through the effective time of the merger.

Q:
SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:
No. To the extent Johnson Controls shareholders have certificated shares, such Johnson Controls shareholders should keep their existing stock certificates at this time. Johnson Controls shareholders will receive a letter of transmittal and written instructions for exchanging their stock certificates for the share consideration and/or the cash consideration.

  The combined company will not issue share certificates in respect of any of its ordinary shares, except as required by law. Johnson Controls shareholders who are entitled to receive the share consideration will receive combined company ordinary shares in book entry form.

Q:
WHO IS THE EXCHANGE AGENT FOR THE MERGER?

A:
Wells Fargo Bank, N.A. is the exchange agent for the merger.

Q:
WHEN AND WHERE ARE THE JOHNSON CONTROLS SPECIAL MEETING AND THE TYCO EGM?

A:
Johnson Controls:    The Johnson Controls special meeting will be held at [      ], at [      ] [a/p].m. (local time), on [                    ], 2016.

  Tyco:    The Tyco EGM will be held at [      ], at [      ] [a/p].m. (local time), on [                    ], 2016.

Q:
WHAT CONSTITUTES A QUORUM?

A:
Johnson Controls:    The presence of the holders of stock representing a majority of the voting power of all shares of Johnson Controls stock issued and outstanding and entitled to vote at the Johnson Controls special meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Because, as described below, it is expected that all proposals to be voted on at the

  Johnson Controls special meeting will be "non-routine" matters, broker non-votes (which are shares of Johnson Controls common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present and entitled to vote for purposes of determining a quorum.

  Tyco:    The presence of the holders of shares (present in person or by proxy and whether or not such holder actually exercises his voting rights in whole, in part or at all) entitling them to exercise more than 50% of the total issued voting rights of Tyco's shares is necessary to constitute a quorum. Abstentions and broker non-votes (ordinary shares of Tyco held by banks, brokers or other nominees of record that are present in person or represented by proxy at the Tyco EGM but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker or other shareholder of record does not have discretionary voting power on such proposal) will be counted as present for purposes of determining a quorum but will not be counted as votes cast for or against any of the Tyco proposals.

Q:
IF MY SHARES ARE HELD IN "STREET NAME" BY A BANK, BROKER OR OTHER NOMINEE, WILL MY BANK, BROKER OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide your bank, broker, or other nominee with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in "street name" by returning a proxy card directly to Johnson Controls or Tyco or by voting in person at your respective company's special meeting or extraordinary general meeting unless you provide a "legal proxy," which you must obtain from your bank, broker or other nominee.

  Under the rules of the New York Stock Exchange (the "NYSE"), brokers who hold shares in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. Brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be "non-routine" without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Johnson Controls special meeting and the Tyco EGM will be "non-routine" matters.

  If you are a Johnson Controls shareholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

  •
  your bank, broker or other nominee may not vote your shares on the Johnson Controls merger proposal, which will have the same effect as a vote "AGAINST" this proposal;

  •
  your bank, broker or other nominee may not vote your shares on the Johnson Controls adjournment proposal or the Johnson Controls advisory compensation proposal, which will have no effect on the vote counts for those proposals; and

  •
  your shares will not be counted towards determining whether a quorum is present.

  If you are a Tyco shareholder and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on any of the Tyco proposals, which will have no effect on the vote count for the Tyco proposals. However where your bank, broker or other nominee is present in person or represented by proxy at the Tyco EGM, your shares will be counted towards determining whether a quorum is present.

Q:
HOW DO I VOTE SHARES OF JOHNSON CONTROLS COMMON STOCK HELD OR ACQUIRED THROUGH AN EMPLOYEE PROGRAM?

A:
If you hold shares of Johnson Controls common stock through an employee program, the shares covered by your proxy request represent the shares of Johnson Controls common stock that you own that are registered with Johnson Controls and Johnson Controls' transfer agent, Wells Fargo Bank, N.A., including those shares you own through Johnson Controls Automatic Dividend Reinvestment and Common Stock Purchase Plan. Additionally, shares that Johnson Controls employees and retirees own that are credited to Johnson Controls' employee retirement and savings and investment plans (401(k) plans) are also covered by the proxy request of such employees and retirees. The trustee of these plans will vote these shares as directed.

  For further information on how to vote such shares, see the Q&A above entitled "How do I vote?"

  If your shares are held through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

Q:
WHAT IF I DO NOT VOTE?

A:
If you are a Johnson Controls shareholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote on the merger proposal or you respond with an "abstain" vote on the merger proposal, this will have the same effect as a vote cast "AGAINST" the merger proposal.

  If you are a Johnson Controls shareholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote, or if you respond with an "abstain vote," on the Johnson Controls adjournment proposal or the Johnson Controls advisory compensation proposal, this will have no effect on the vote count for such proposal. If you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your bank, broker or other nominee how to vote with respect to any of the Johnson Controls proposals, your shares will not count towards determining whether a quorum is present. However, if you respond with an "abstain" vote on any of the Johnson Controls proposals, or vote on one or more of the Johnson Controls proposals, your shares will count towards determining whether a quorum is present.

  If you are a Tyco shareholder and you fail to vote, fail to submit a proxy or fail to properly instruct your bank, broker or other nominee how to vote, or if you respond with an "abstain" vote on any of the Tyco proposals, this will have no effect on the vote count for such proposal. If you fail to properly instruct your bank, broker or other nominee how to vote but your bank, broker or other nominee is present in person or represented by proxy, or if you respond with an "abstain" vote on any of the Tyco proposals, your shares will count towards determining whether a quorum is present.

  An abstention occurs when a shareholder attends the applicable meeting in person and does not vote or returns a proxy or voting instruction card with an "abstain" vote.

  Please note that if you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal (and you do not change your vote after delivering your proxy or voting instruction card), the shares of Johnson Controls common stock represented by your proxy will be voted "FOR" each Johnson Controls proposal in accordance with the recommendation of the Johnson Controls board of directors or the Tyco ordinary shares represented by your proxy will be voted "FOR" each Tyco proposal in accordance with the recommendation of the Tyco board of directors. See the Q&A below entitled "May I change my vote after I have delivered my proxy or voting instruction card?" for further information on how to change your vote.

  Your vote is very important. Whether or not you plan to attend the Johnson Controls special meeting or the Tyco EGM, as applicable, please promptly complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:
Johnson Controls:    As a Johnson Controls shareholder, you may change your vote or revoke a proxy at any time before your proxy is voted at the Johnson Controls special meeting. If you are a Johnson Controls shareholder of record, you can do this by:

•
sending a written notice of revocation that is received by Johnson Controls prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting, stating that you would like to revoke your proxy, to:

    Shareholder Services
    Johnson Controls, Inc.
    5757 North Green Bay Avenue
    Milwaukee, Wisconsin 53209

  •
  submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Johnson Controls prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting; or

  •
  attending the Johnson Controls special meeting and voting in person.

  Attending the Johnson Controls special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Johnson Controls special meeting, you must vote by ballot at such meeting to change your vote.

  If you are a Johnson Controls shareholder whose shares are held in "street name" by a bank, broker or other nominee, you may revoke your proxy and vote your shares in person at the Johnson Controls special meeting only in accordance with applicable rules and procedures as employed by such bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

  If you hold shares indirectly in the Johnson Controls benefits plans, you should contact the trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

  Tyco:    As a Tyco shareholder, you may revoke a proxy at any time before your proxy is voted at the Tyco EGM and you may change your vote within the timelines set forth below. If you are a Tyco shareholder of record, you can do this by:

  •
  timely delivering written notice that you have revoked your proxy to the company secretary of Tyco at the following address:

    Tyco International plc
    1 Albert Quay
    Cork, Ireland
    Attention: Company Secretary

  •
  submitting a proxy by telephone again or giving voting instructions over the Internet again no later than [      ] [a.m./p.m.] (U.S. Eastern Time) on [                        ];

  •
  signing and returning by mail a proxy card with a later date so that it is received no later than [      ] [a.m./p.m.] (U.S. Eastern Time) on [                        ]; or

  •
  attending the Tyco EGM and voting by ballot in person.

  Attending the Tyco EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Tyco EGM, you must vote by ballot at such meeting to change your vote.

  If you are a Tyco shareholder whose shares are held in "street name" by a bank, broker or other nominee, you may revoke your proxy and vote your shares in person at the Tyco EGM only in accordance with applicable rules and procedures as employed by such bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your voting instructions.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Johnson Controls shareholders and Tyco shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold Johnson Controls common stock or Tyco ordinary shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Johnson Controls common stock or Tyco ordinary shares and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Johnson Controls common stock and Tyco ordinary shares, you will receive one or more separate proxy cards or voting instruction cards for each company. Therefore, if you are a record holder, please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Johnson Controls common stock and/or every Tyco ordinary share that you own.

Q:
WHAT IF I HOLD SHARES IN BOTH JOHNSON CONTROLS AND TYCO?

A:
If you are both a shareholder of Johnson Controls and a shareholder of Tyco, you will receive two separate packages of proxy materials. A vote cast as a Johnson Controls shareholder will not count as a vote cast as a Tyco shareholder, and a vote cast as a Tyco shareholder will not count as a vote cast as a Johnson Controls shareholder. Therefore, please separately submit a proxy for each of your shares of Johnson Controls common stock and your Tyco ordinary shares.

Q:
WHERE CAN I FIND THE VOTING RESULTS OF THE JOHNSON CONTROLS SPECIAL MEETING AND THE TYCO EGM?

A:
Preliminary voting results will be announced at the Johnson Controls special meeting and the Tyco EGM and will be set forth in press releases that Johnson Controls and Tyco intend to issue after the Johnson Controls special meeting and the Tyco EGM, respectively. Final voting results for the Johnson Controls special meeting and the Tyco EGM are expected to be published in Current Reports on Form 8-K to be filed by Johnson Controls and Tyco with the SEC within four business days after the Johnson Controls special meeting and the Tyco EGM, as applicable.

Q:
ARE JOHNSON CONTROLS SHAREHOLDERS ENTITLED TO DISSENTERS' RIGHTS?

A:
No. Under Wisconsin law, Johnson Controls shareholders will not be entitled to exercise any dissenters' rights in connection with the merger or the other transactions contemplated by the merger agreement.

Q:
ARE TYCO SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:
No. Tyco shareholders are not entitled to appraisal rights under Irish law in connection with the merger, the Tyco share consolidation or the other transactions contemplated by the merger agreement.

Q:
WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO JOHNSON CONTROLS SHAREHOLDERS?

A:
The receipt of ordinary shares of the combined company and/or cash in exchange for Johnson Controls common stock pursuant to the merger will be treated as a taxable transaction for U.S. federal income tax purposes. A U.S. holder (as defined under "Certain Tax Consequences of the

  Merger—U.S. Federal Income Tax Considerations") of Johnson Controls common stock will generally recognize taxable gain or loss equal to the difference between (i) the sum of the fair market value of the ordinary shares of the combined company and the amount of cash (including any cash received in lieu of fractional ordinary shares of the combined company) received in the merger and (ii) the U.S. holder's adjusted tax basis in the shares of Johnson Controls common stock surrendered in exchange therefor.

  In certain circumstances, Section 304 of the Internal Revenue Code of 1986, as amended (the "Code"), could cause a holder of Johnson Controls common stock that also owns, directly or constructively, Tyco ordinary shares immediately prior to the merger to be treated as receiving a dividend in an amount up to the fair market value of the total consideration received by such holder in the merger, regardless of such holder's gain or loss on its Johnson Controls common stock. Non-U.S. holders (as defined under "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations") of Johnson Controls common stock may be subject to U.S. withholding tax with respect to any consideration received in the merger.

  Holders of Johnson Controls common stock should read the section entitled "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to a particular holder of Johnson Controls common stock will depend on such holder's particular facts and circumstances. Holders of Johnson Controls common stock should consult their own tax advisors to determine the specific tax consequences to them of the merger.

Q:
WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO TYCO SHAREHOLDERS?

A:
Except to the extent of cash received in lieu of fractional shares, Tyco shareholders generally will not recognize gain or loss as a result of the Tyco share consolidation. In addition, Tyco shareholders will not recognize gain or loss as a result of the merger.

  For a more detailed discussion of the material U.S. federal income tax consequences of the Tyco share consolidation and the merger, see "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations."

Q:
WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:
If the merger is not consummated, Johnson Controls shareholders will not receive the merger consideration for their shares of Johnson Controls common stock, and Tyco ordinary shares will not be subject to the Tyco share consolidation. Instead, Johnson Controls and Tyco will remain independent public companies and their shares of common stock or ordinary shares, respectively, will continue to be listed and traded on the NYSE. Under specified circumstances, Johnson Controls or Tyco (or its indirect wholly owned subsidiary) may be required to pay to, or be entitled to receive from, the other party a fee or reimbursement of expenses with respect to the termination of the merger agreement, as described under "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:
If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

  Johnson Controls shareholders should contact D.F. King & Co., Inc., the proxy solicitation agent for Johnson Controls, at 48 Wall Street, 22nd Floor, New York, New York 10005. Johnson Controls shareholders may call D.F. King & Co., Inc. collect at (212) 269-5550 or toll-free at (800) 814-9324.

  Tyco shareholders should contact MacKenzie Partners, Inc. ("MacKenzie"), the proxy solicitation agent for Tyco, at 105 Madison Avenue, New York, NY 10016. Tyco shareholders may call MacKenzie collect at (212) 929-5500 or toll-free at (800) 322-2885.

Q:
WHERE CAN I FIND MORE INFORMATION ABOUT JOHNSON CONTROLS AND TYCO?

A:
You can find more information about Johnson Controls and Tyco from the various sources described under "Where You Can Find More Information."

SUMMARY

        This summary highlights selected information included in this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents referred to in this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information about Johnson Controls and Tyco is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. For a description of, and instructions as to how to obtain, this information, see "Where You Can Find More Information." Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (page 96)

        The terms and conditions of the merger are contained in the merger agreement which is attached to this joint proxy statement/prospectus as Annex A. You should read the merger agreement carefully, as it is the legal document that governs the merger.

        Under the terms of the merger agreement, the businesses of Johnson Controls and Tyco will be combined under a single company. The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company."

        After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company. Shares of Johnson Controls common stock currently trade on the NYSE under the symbol "JCI," and Tyco ordinary shares currently trade on the NYSE under the symbol "TYC." Following the merger, Johnson Controls common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded, and the ordinary shares of the combined company will be traded on the NYSE under the current Johnson Controls symbol "JCI."

Consideration to be Received by the Johnson Controls Shareholders (page 96)

        In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive, at the election of its holder (subject to proration as described in this joint proxy statement/prospectus), either:

  •
  one ordinary share of the combined company; or

  •
  $34.88 in cash, without interest.

Any non-electing share will be deemed to have elected to receive share consideration.

        Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. As a result, an aggregate of approximately 110,778,083 shares of Johnson Controls will receive the cash consideration. The merger agreement provides for adjustments to and reallocation of the share elections and cash elections made by Johnson Controls shareholders in the event that the cash consideration is undersubscribed or oversubscribed.

        Specifically, if Johnson Controls shareholders elect an aggregate of $3.864 billion, cash electing shares will be converted into the right to receive cash consideration and share electing shares and non-electing shares will be converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of less than $3.864 billion of cash consideration, cash electing shares will be converted into the right to receive cash consideration, and a portion of the share electing shares and non-electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of more than $3.864 billion of cash consideration, share electing shares and non-electing shares will be converted into the right to receive share consideration, and a portion of the cash electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. Accordingly, depending on the elections made by other Johnson Controls shareholders, each Johnson Controls shareholder who elects to receive share consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in cash consideration, and each Johnson Controls shareholder who elects to receive cash consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in share consideration. A Johnson Controls shareholder who elects to receive a combination of cash consideration and share consideration for their shares of Johnson Controls common stock in the merger may receive cash consideration and share consideration in a proportion different from that which such shareholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Johnson Controls common stock, see "The Merger—Consideration to be Received by Johnson Controls Shareholders."

        No holder of Johnson Controls common stock will be issued fractional shares of the combined company in the merger. Each holder of Johnson Controls common stock converted pursuant to the merger, who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder), will instead receive the Johnson Controls fractional share consideration described in "The Merger Agreement—No Fractional Shares."

Tyco Share Consolidation (page 97)

        Immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each ordinary share of Tyco they hold. Tyco shareholders will receive these shares by virtue of a 0.955-for-one share consolidation. It is anticipated that Johnson Controls shareholders and Tyco shareholders will hold approximately 56% and 44%, respectively, of the issued and outstanding combined company ordinary shares as a result of the Tyco share consolidation and the merger.

Treatment of Johnson Controls Equity-Based Awards (page 183)

        Stock Options.    Each option to purchase shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into an option to acquire a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls option, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls option. Each combined company option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls option immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

        Stock Appreciation Rights.    Each stock appreciation right in respect of shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a share appreciation right in respect of a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls stock appreciation right, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls stock appreciation right. Each combined company share appreciation right as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls stock appreciation right immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

        Restricted Stock Awards.    Each Johnson Controls restricted stock award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock award. Each combined company restricted share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls restricted stock award immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment (other than certain Johnson Controls restricted stock awards granted under the Johnson Controls, Inc. 2001 Restricted Stock Plan, which are subject to accelerated vesting upon consummation of the merger). See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

        Restricted Stock Unit Awards.    Each Johnson Controls restricted stock unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share unit award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock unit award. Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls restricted stock unit award immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

        Performance Share Unit Awards.    Each Johnson Controls performance share unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share unit award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls performance share unit award (as determined by Johnson Controls in its reasonable discretion based upon the greater of target and actual performance for the 2016 fiscal year, and disregarding 2017 fiscal year performance for purposes of performance share unit awards granted in Johnson Controls' 2015 fiscal year). Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls performance share unit award (excluding performance conditions) immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

Treatment of Tyco Equity-Based Awards (page 184)

        Share Options.    Each option to purchase Tyco ordinary shares that is outstanding and unexercised as of immediately prior to the Tyco share consolidation will be adjusted to be an option to acquire a number of whole combined company ordinary shares (rounded down to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco option as of immediately prior to the Tyco share consolidation by 0.955 (the "share consolidation ratio"), at an exercise price per combined company ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing the exercise price per Tyco ordinary share of such Tyco option by the share consolidation ratio. Each such combined company option will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco option as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger."

        Restricted Stock Unit Awards.    Each Tyco restricted share unit award that is outstanding as of immediately prior to the Tyco share consolidation will be adjusted to correspond to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco restricted stock unit award as of immediately prior to the Tyco share consolidation by the share consolidation ratio. Each such combined company restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco restricted stock unit award as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger."

        Performance Share Unit Awards.    Each performance share unit award that corresponds to a number of Tyco ordinary shares that is outstanding as of immediately prior to the Tyco share consolidation will be converted into a combined company restricted stock unit award with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco performance share unit award as of immediately prior to the Tyco share consolidation (as determined by Tyco in its reasonable discretion based upon the greater of target and actual performance) by the share consolidation ratio. Each such Tyco restricted share unit award will continue to have, and will be subject to, the same terms and conditions (excluding performance conditions) as applied to the Tyco performance share unit award as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment. See "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger."

        Deferred Share Unit Awards.    Each deferred share unit that corresponds to a number of Tyco ordinary shares that is outstanding immediately prior to the Tyco share consolidation will become a deferred share unit award in the combined company and will be adjusted by multiplying the number of Tyco ordinary shares subject to such Tyco deferred share unit award as of immediately prior to the Tyco share consolidation by the share consolidation ratio. Each such combined company deferred share unit award as so adjusted will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco deferred share unit award as of immediately prior to the Tyco share consolidation.

Recommendation of the Johnson Controls Board of Directors (page 72)

        At its meeting on January 24, 2016, the Johnson Controls board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Johnson Controls and its shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The Johnson Controls board of directors unanimously recommends that the Johnson Controls shareholders vote their shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.

Opinions of Johnson Controls' Financial Advisors (page 115)

        Johnson Controls retained Centerview Partners LLC ("Centerview") and Barclays Capital Inc. ("Barclays," and together with Centerview, "Johnson Controls' financial advisors") as financial advisors in connection with the merger and the other transactions contemplated by the merger agreement (collectively, the "proposed transaction"). In connection with this engagement, the board of directors of Johnson Controls requested that Johnson Controls' financial advisors evaluate the fairness, from a financial point of view, to the holders of Johnson Controls common stock (other than Johnson Controls common stock owned by Johnson Controls, Tyco or Merger Sub or any subsidiary of Johnson Controls or subsidiary or affiliate of Tyco and other than Johnson Controls common stock underlying the Johnson Controls restricted stock awards (collectively, "excluded shares")) of the aggregate cash consideration and aggregate share consideration taken together and not separately (collectively, the "aggregate merger consideration"), to be paid to such holders pursuant to the merger agreement.

        For the purposes of rendering their opinions, Centerview and Barclays assumed that, immediately prior to the effective time of the proposed transaction, and as required pursuant to the merger agreement, each issued and unissued Tyco ordinary share will be consolidated into 0.955 Tyco ordinary shares, which will become ordinary shares of the combined company.

Opinion of Centerview Partners LLC

        On January 24, 2016, Centerview rendered to the board of directors of Johnson Controls its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 24, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in Centerview's opinion, a copy of which is attached to this joint proxy statement/prospectus as Annex C, the aggregate merger consideration to be paid to the holders of Johnson Controls common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated as of January 24, 2016, which describes the assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of Centerview's opinion set forth in this joint proxy statement/prospectus under "The Merger—Opinions of Johnson Controls' Financial Advisors—Opinion of Centerview Partners LLC" is qualified in its entirety by reference to the full text of Centerview's written opinion. Centerview's financial advisory services and opinion were provided for the information and assistance of the board of directors of Johnson Controls (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the proposed transaction, and Centerview's opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Johnson Controls common stock (other than excluded shares) of the aggregate merger consideration to be paid to such holders pursuant to the merger agreement and did not address any other term or aspect of the merger agreement or the proposed transaction. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration and adjustment procedures set forth in the merger agreement, as to which procedures Centerview's opinion expressed no view or opinion. Centerview's opinion does not constitute a recommendation to any Johnson Controls shareholder or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the proposed transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the cash consideration or the share consideration, or make no election, in the proposed transaction.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinion of Barclays Capital Inc.

        On January 24, 2016, Barclays rendered to the board of directors of Johnson Controls its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 24, 2016,

that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, a copy of which is attached hereto as Annex D, the aggregate merger consideration pursuant to the merger agreement was fair, from a financial point of view, to holders of Johnson Controls common stock (other than excluded shares).

        The full text of Barclays' written opinion, dated as of January 24, 2016, which describes the assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken by Barclays in connection with its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of Barclays' opinion set forth in this joint proxy statement/prospectus under the caption "The Merger—Opinions of Johnson Controls' Financial Advisors—Opinion of Barclays Capital Inc." is qualified in its entirety by reference to the full text of Barclays' written opinion. Barclays' opinion was provided for the use and benefit of the board of directors of Johnson Controls and was rendered to the board of directors of Johnson Controls in connection with its consideration of the proposed transaction. Barclays' opinion was limited to and addressed only the fairness, from a financial point of view, to the holders of Johnson Controls common stock (other than excluded shares) of the aggregate merger consideration to be offered to such holders in the proposed transaction and did not address any other term or aspect of the merger agreement or the proposed transaction. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration and adjustment procedures, as to which procedures Barclays' opinion expressed no view or opinion. Barclays' opinion does not constitute a recommendation to any Johnson Controls shareholder as to how such shareholder should vote or act with respect to the proposed transaction, including, without limitation, whether such shareholder should elect to receive the cash consideration or the share consideration, or make no election, in the proposed transaction.

        The full text of Barclays' written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, qualifications and limitations upon the review undertaken by Barclays in connection with its opinion.

Recommendation of the Tyco Board of Directors (page 132)

        At its meeting on January 23, 2016, the Tyco board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Tyco and its shareholders, and approved the merger agreement and the transactions contemplated by the merger agreement. The Tyco board of directors recommends unanimously that Tyco shareholders vote "FOR" each of the resolutions to be considered at the Tyco EGM.

Opinion of Tyco's Financial Advisor (page 136)

        On January 23, 2016, Lazard Freres & Co. LLC ("Lazard"), Tyco's financial advisor in connection with the transactions contemplated by the merger agreement, including the Tyco share consolidation and the merger (the "transactions"), rendered to the Tyco board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 23, 2016, to the effect that, as of the date of the opinion and based upon and subject to the matters described in its opinion, the share consolidation ratio (after giving effect to the merger and taking into account the merger consideration) was fair, from a financial point of view, to holders of Tyco ordinary shares (other than Johnson Controls and its affiliates).

        The full text of Lazard's written opinion, dated as of January 23, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex E and is incorporated by reference herein in its entirety. The summary of Lazard's opinion included in the section entitled "The Merger—Opinion of Tyco's Financial Advisor" is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read

Lazard's opinion and that section carefully and in their entirety. Lazard's opinion was for the benefit of the Tyco board of directors (in its capacity as such) and Lazard's opinion was rendered to the Tyco board of directors in connection with its evaluation of the transactions. Lazard's opinion was not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the transactions or any matter relating thereto.

The Johnson Controls Special Meeting (page 72)

        Johnson Controls will convene the Johnson Controls special meeting on [                        ], 2016, at [        ] [a/p].m. (local time), at [            ]. At the Johnson Controls special meeting, Johnson Controls shareholders will be asked to approve the Johnson Controls merger proposal, the Johnson Controls adjournment proposal and the Johnson Controls advisory compensation proposal.

        Only holders of shares of Johnson Controls common stock as of the close of business on [                        ], 2016, the record date for the Johnson Controls special meeting, will be entitled to notice of, and to vote at, the Johnson Controls special meeting or any adjournments thereof. On the Johnson Controls record date, there were [                ] shares of Johnson Controls common stock outstanding and entitled to vote at the Johnson Controls special meeting, held by a total of [                ] registered holders. Each share of Johnson Controls common stock entitles the holder to one vote at the Johnson Controls special meeting on each proposal to be considered at the Johnson Controls special meeting. As of the record date, directors and executive officers of Johnson Controls and their affiliates owned and were entitled to vote [                ] shares of Johnson Controls common stock, representing less than 1% of the votes of the Johnson Controls common stock outstanding on that date, and directors and executive officers of Tyco and their affiliates owned and were entitled to vote [                ] shares of Johnson Controls common stock, representing less than 1% of the shares of Johnson Controls common stock outstanding on that date. Johnson Controls currently expects that Johnson Controls' directors and executive officers will vote their shares in favor of each of the Johnson Controls proposals, although none of them has entered into any agreements obligating them to do so.

        Approval of the Johnson Controls merger proposal is a condition to the merger and requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock. Approval of each of the Johnson Controls adjournment proposal and the Johnson Controls advisory compensation proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

The Tyco Extraordinary General Meeting (page 80)

        Tyco will convene the Tyco EGM on [                        ], 2016, at [        ] [a/p].m. (local time), at [            ]. At the Tyco EGM, Tyco shareholders will be asked to approve the Tyco governing documents proposals, the Tyco share consolidation proposal, the Tyco pre-merger authorized share capital increase proposal, the Tyco share issuance proposal, the Tyco name change proposal, the Tyco authorized share capital increase proposal, the Tyco allotment authority proposal, the Tyco pre-emption waiver proposal, the Tyco share renominalization proposal and the Tyco distributable reserves creation proposal.

        Only holders of Tyco ordinary shares as of the close of business on [                        ], 2016, the record date for the Tyco EGM, will be entitled to notice of, and to vote at, the Tyco EGM or any adjournments thereof. On the Tyco record date, there were [                ] Tyco ordinary shares outstanding and entitled to vote at the Tyco EGM, held by a total of [                ] registered holders. Each outstanding Tyco ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Tyco EGM. As of the record date, directors and executive officers of Tyco and their affiliates owned and were entitled to vote [                ] Tyco ordinary shares, representing less than 2% of Tyco ordinary shares outstanding on that date, and directors and executive officers of Johnson Controls and their affiliates owned and were entitled to vote [                ] Tyco ordinary shares, representing less than 1% of Tyco ordinary shares outstanding on that date. Tyco currently expects that

Tyco's directors and executive officers will vote their shares in favor of each of the Tyco proposals, although none of them has entered into any agreements obligating them to do so.

        Approval of each of the Tyco governing documents proposals, the Tyco share consolidation proposal, the Tyco pre-merger authorized share capital increase proposal, the Tyco share issuance proposal and the Tyco name change proposal is a condition to the merger. The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Tyco share consolidation proposal, the Tyco pre-merger authorized share capital increase proposal, the Tyco share issuance proposal, the Tyco authorized share capital increase proposal, the Tyco share renominalization proposal and the Tyco allotment authority proposal at the Tyco EGM is required to approve such proposal. The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Tyco governing documents proposals, the Tyco name change proposal, the Tyco pre-emption waiver proposal and the Tyco distributable reserves creation proposal at the Tyco EGM is required to approve such proposal.

Interests of Johnson Controls' Directors and Executive Officers in the Merger (page 151)

        In considering the recommendation of Johnson Controls board of directors, Johnson Controls' shareholders should be aware that Johnson Controls' directors and executive officers have interests in the merger that are different from, or in addition to, interests of Johnson Controls shareholders generally. The Johnson Controls board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to Johnson Controls shareholders.

        These interests include:

  •
  Johnson Controls' executive officers are entitled to specified benefits under change in control employment agreements in the event of a qualifying termination of employment during the 24 months (or 36 months, if the executive officer executes the acknowledgment discussed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)") following the consummation of the merger;

  •
  Johnson Controls has entered into the Amended and Restated Change of Control Employment Agreement, as amended, with its current Chief Executive Officer, Alex A. Molinaroli, which will become effective as of, and contingent upon the consummation of the merger;

  •
  the terms and conditions of Johnson Controls stock options, stock appreciation rights, restricted stock, restricted stock unit awards, and performance share unit awards (as converted) held by Johnson Controls' executive officers provide for full vesting upon a qualifying termination of employment in the 24 months (or 36 months, if the executive officer executes the acknowledgment discussed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)") following the consummation of the merger;

  •
  Johnson Controls may establish a merger retention program pursuant to which specified Johnson Controls' executive officers may be granted the opportunity to earn cash- or equity-based awards under the program, subject to continued employment;

  •
  amounts under Johnson Controls' deferred compensation plans will become payable, and, upon the consummation of the merger, each Johnson Controls' executive officer who participated in a deferred compensation plan will be granted an award of restricted stock units, which will vest 36 months (30 months, in the case of Mr. Molinaroli) following the consummation of the merger, subject to the executive officer's continued employment and accelerated vesting upon an earlier qualifying termination;

  •
  the merger agreement provides that six members of the Johnson Controls board of directors prior to the closing will serve on the board of directors of the combined company following the consummation of the merger; and

  •
  Johnson Controls' directors and executive officers are entitled to continued indemnification and insurance coverage under the merger.

        These interests are discussed in more detail under "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

Interests of Tyco's Directors and Executive Officers in the Merger (page 160)

        In considering the recommendation of the Tyco board of directors, Tyco shareholders should be aware that Tyco's directors and executive officers have interests in the merger that are different from, or in addition to, interests of Tyco shareholders generally. The Tyco board of directors was aware of and considered those interests, among other matters, in reaching its decisions to approve the merger agreement and the transactions contemplated thereby and to recommend the adoption of the merger agreement to the Tyco shareholders.

        These interests include:

  •
  Tyco's executive officers are entitled to specified benefits under the Tyco Change in Control Severance Plan for Certain U.S. Officers and Executives in the event of a qualifying termination of employment in the sixty-day period prior to or the 24-month period following the consummation of the merger;

  •
  Tyco has entered into an employment agreement with its current Chief Executive Officer, George R. Oliver, which will become effective as of, and contingent upon consummation of, the merger;

  •
  the terms and conditions of Tyco share options and Tyco restricted share units held by Tyco's executive officers provide for full vesting upon a qualifying termination of employment in the 60-day period prior to or the 24-month period following the consummation of the merger;

  •
  deferred share units held by members of the Tyco board of directors will be settled upon the consummation of the merger (or, if earlier, upon the termination of the individual from the Tyco board of directors (other than for cause) or December 31, 2017);

  •
  certain of Tyco's executive officers have unvested employer contributions under the Tyco Supplemental Savings and Retirement Plan, and such unvested employer contributions will become fully vested as of the consummation of the merger;

  •
  Tyco may establish a Retention and Recognition Program pursuant to which certain of Tyco's executive officers may be granted the opportunity to earn a retention bonus subject to continued employment with Tyco through a specified date, or, if earlier, a qualifying termination of employment;

  •
  the merger agreement provides that five members of the Tyco board of directors prior to the closing will serve on the board of directors of the combined company following the consummation of the merger; and

  •
  Tyco's directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

        These interests are discussed in more detail under "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger."

Board of Directors of the Combined Company after the Merger (page 169)

        At the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Alex A. Molinaroli, the current Chairman, President and Chief Executive Officer of Johnson Controls, George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company. See "The Merger—Board of Directors of the Combined Company after the Merger."

Officers of the Combined Company after the Merger (page 170)

        As of the effective time of the merger, Mr. Molinaroli will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer) (the "first succession date"). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman) (the "second succession date"), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company.

        The amendments to Tyco's articles of association set forth in Annex B-2 to this joint proxy statement/prospectus will provide that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company.

Combined Company's Corporate Offices (page 171)

        The combined company will maintain Tyco's Irish legal domicile and global headquarters in Cork, Ireland. The primary operational headquarters of the combined company in North America will be in Milwaukee, Wisconsin.

Regulatory Approvals Required for the Merger (page 171)

United States Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the "FTC"), the transaction cannot be consummated until, among other things, notifications have been given and certain information has been provided to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and all applicable waiting periods have expired or been terminated.

        On February 17, 2016, each of Johnson Controls and Tyco filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC, and on March 10, 2016 the FTC granted early termination of the waiting period under the HSR Act.

Other Regulatory Approvals

        Johnson Controls and Tyco derive revenues in other jurisdictions where regulatory approvals are or may be required, including the European Union (for which clearance was granted on June 1, 2016), Brazil, Canada (for which clearance was granted on April 7, 2016), China (for which clearance was granted on May 6, 2016), India (for which clearance was granted on June 1, 2016), Mexico, South Korea and Turkey (for which clearance was granted on May 18, 2016). The transaction cannot be consummated until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of the countries listed above. In addition, the parties have agreed to submit a joint voluntary notice to the Committee on Foreign Investment in the United States ("CFIUS") under Section 721 of the Defense Production Act of 1950, as amended, and therefore it is a condition to closing the merger that Johnson Controls and Tyco obtain CFIUS approval, as described in "The Merger—Regulatory Approvals Required for the Merger—CFIUS and the DSS." Johnson Controls must also enter into, or receive verbal or written confirmation of an agreement to enter into, a commitment letter with the Defense Security Service of the U.S. Department of Defense (the "DSS"), the agency with authority over facility security clearances held by Johnson Controls entities, to mitigate any foreign ownership, control or influence arising out of the merger.

        Johnson Controls and Tyco are in the process of filing applications to obtain the necessary regulatory clearances. Although Johnson Controls and Tyco believe that they will be able to obtain the requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be detrimental to or adversely affect Johnson Controls, Tyco, or their respective subsidiaries after the completion of the transaction.

        The United States Antitrust and Other Regulatory Approvals are discussed under "The Merger—Regulatory Approvals Required for the Merger."

Spin-off of Johnson Controls' Automotive Experience Business (page 173)

        On July 24, 2015, Johnson Controls announced plans to separate its Automotive Experience business from the rest of Johnson Controls by means of a spin-off of a newly formed company, named Adient, which will contain Johnson Controls' Automotive Experience business. Subject to final board approval of the spin-off, Johnson Controls currently expects the spin-off of Adient to be completed following the closing of the merger, such that each shareholder of the combined company as of the record date for the distribution will receive a pro rata interest in Adient. The spin-off is a separate, independent transaction from the merger, and is currently expected to generally proceed in substantially the same manner as originally planned and on the timeline previously announced by Johnson Controls, with such adjustments to reflect that the distributing corporation will be the combined company instead of Johnson Controls. The merger agreement imposes certain restrictions on the conduct of Johnson Controls prior to the closing of the merger, which may require Johnson Controls to obtain Tyco's consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to taking specified actions in furtherance of the spin-off.

        Johnson Controls' Automotive Experience business is the world's largest automotive seating supplier and has market positions in the Americas, Europe and China. This business designs, manufactures and markets a full range of seating systems and components for passenger cars, commercial vehicles and light trucks, including vans, pick-up trucks and sport/crossover utility vehicles and supplies high performance seating systems to the international motorsports industry through its RECARO brand of products. Once it becomes a separate, independent company, Adient will operate approximately 230 wholly and majority owned manufacturing or assembly facilities, with operations in 33 countries and ownership interests in partially-owned affiliates in Asia, Europe, North America and South America. See "Unaudited Pro Forma Combined Financial Information."

        Adient has filed with the SEC a registration statement on Form 10 in connection with the spin-off, which includes an information statement describing the spin-off and Adient's assets and liabilities.

Johnson Controls Stock Repurchase (page 174)

        On January 28, 2016, Johnson Controls announced that it expected to resume its previously announced stock repurchase program in the second half of its 2016 fiscal year and to repurchase approximately $500 million in shares of Johnson Controls common stock before the end of its 2016 fiscal year. Between January 28, 2016 and May 31, 2016, Johnson Controls repurchased 5,959,944 shares.

Listing of Combined Company Ordinary Shares (page 175)

        Pursuant to the merger agreement, Tyco has agreed to use its reasonable best efforts to cause the ordinary shares of the combined company to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger. It is expected that, following the merger, the combined company ordinary shares will trade on the NYSE under the symbol "JCI."

Delisting and Deregistration of Johnson Controls Common Stock (page 175)

        Following the merger, Johnson Controls common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

No Solicitation; Third-Party Acquisition Proposals (page 201)

        The merger agreement contains detailed provisions outlining the circumstances in which Johnson Controls and Tyco may respond to competing proposals received from third parties. Under these reciprocal provisions, each of Johnson Controls and Tyco has agreed that it will not (and will not permit any of its subsidiaries to), and that it will direct and use its reasonable best efforts to cause its respective representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a "competing proposal" (as defined under "The Merger Agreement—Covenants and Agreements—No Solicitation; Third-Party Acquisition Proposals");

  •
  participate in any discussions or negotiations regarding a competing proposal with, or furnish any nonpublic information in furtherance of a competing proposal to, any person or entity that has made or, to Johnson Controls' or Tyco's knowledge, as applicable, is considering making, a competing proposal; or

  •
  waive, terminate, modify or release any person or entity (other than Johnson Controls, Tyco, Merger Sub and their respective affiliates, as applicable) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation (provided that Johnson Controls or Tyco, as applicable, will not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this bullet point if its board of directors determines in good faith (after consultation with outside legal counsel) that such action or inaction would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law).

        If Johnson Controls or Tyco receives a written competing proposal that was made after January 24, 2016 and did not otherwise result from a breach of the non-solicitation provisions of the merger agreement and its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that:

  •
  the competing proposal constitutes a "superior proposal" (as defined under "The Merger Agreement—Covenants and Agreements—No Solicitation; Third-Party Acquisition Proposals") or could reasonably be expected to result in a superior proposal; and

  •
  failure to take the actions described in the bullet points below would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law;

then Johnson Controls or Tyco, as applicable, may take any or all of the following actions:

  •
  furnish nonpublic information to the third party making or intending to make such competing proposal, if, and only if, prior to so furnishing such information, it receives from the third party an executed confidentiality agreement that includes terms that are no less restrictive on such person or entity than the terms contained in the confidentiality agreement between Johnson Controls and Tyco; and

  •
  engage in discussions or negotiations with the third party with respect to the competing proposal.

Change of Recommendation (page 205)

        Johnson Controls, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Johnson Controls shareholders their approval of the Johnson Controls merger proposal and to include such recommendation in this joint proxy statement/prospectus. In addition, Tyco, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Tyco shareholders their approval of the Tyco proposals and to include such recommendation in this joint proxy statement/prospectus.

        Prior to the approval of the Johnson Controls merger proposal or the Tyco proposals by the Johnson Controls shareholders or the Tyco shareholders, as applicable, each of the Johnson Controls board of directors and the Tyco board of directors is permitted to make a change of recommendation (as defined in "The Merger Agreement—Covenants and Agreements; No Solicitation; Third-Party Acquisition Proposals"):

  •
  if such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that (i) a competing proposal constitutes a superior proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law; or

  •
  in response to any event, development, occurrence, circumstance, state of facts or change (an "effect") that occurs after January 24, 2016 if such board of directors has (i) concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the effect would reasonably be expected to materially adversely affect the expected benefits of the merger to the company's shareholders from a financial point of view (an "intervening event") and (ii) that failure to change its recommendation in response to the intervening event would be inconsistent with the directors' fiduciary duties, except that:

  •
  the effect may not be known or reasonably foreseeable as of January 24, 2016, unless it is a change in or issuance of, or proposed change in or issuance of applicable law;

  •
  if the effect is a proposed change in or issuance of applicable law, then in making its determination such board of directors will take into account the likelihood that such proposed change in or issuance of law would occur and the impact it would have on the expected benefits of the merger to the company's shareholders;

    •
    the intervening event may not arise from the receipt, existence of or terms of any competing proposal or any inquiry relating thereto or the consequences thereof; and

    •
    the intervening event may not arise from an effect that has a material adverse effect on the other party, unless it has had or would reasonably be expected to have a "Material Adverse Effect" (as defined in the merger agreement) on that other party or results from a change in or issuance of, or proposed change in or issuance of, applicable law.

        Prior to making a change of recommendation in response to a competing proposal, the company taking such action must provide the other company with at least three business days' prior written notice of its board of directors' intention to make such a change of recommendation. Its board of directors must take into account any changes to the terms of the merger agreement proposed by the other company in response to such prior written notice or otherwise, and during such three business day period, the company making the change of recommendation must engage in good faith negotiations with the other company regarding any changes to the terms of the merger agreement proposed by the other company.

        Prior to making a change of recommendation in response to an intervening event, the company taking such action must provide the other party with at least ten business days' prior written notice of its board of directors' intention to make such a change of recommendation and the reasons therefor. Its board of directors must take into account any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other company in response to such prior written notice or otherwise, and during such ten business day period, the company making the change of recommendation must engage in good faith negotiations with the other company regarding any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other company.

Conditions to the Consummation of the Merger (page 206)

        Under the merger agreement, the respective obligations of each of Johnson Controls and Tyco to effect the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of each of the following conditions:

  •
  Tyco and Johnson Controls Shareholder Approvals.  Approval by Tyco shareholders of the Tyco required proposals and by Johnson Controls shareholders of the Johnson Controls merger proposal.

  •
  Registration Statement.  Effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

  •
  No Illegality or Injunction.  Absence of any (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any antitrust law by any governmental authority of competent jurisdiction, in each case which prohibits consummation of the merger.

  •
  Regulatory Approvals.  Expiration or termination of the applicable waiting period under the HSR Act (for which early termination was granted on March 10, 2016), CFIUS approval, entry into, or receipt of verbal or written confirmation of an agreement to enter into, a commitment letter with the DSS and receipt of the other required regulatory approvals.

  •
  Tyco Share Consolidation.  The consummation of the Tyco share consolidation.

  •
  Irish Prospectus.  Approval of an Irish prospectus in relation to the Tyco ordinary shares by the Central Bank of Ireland.

  •
  NYSE Listing.  Approval for listing on the NYSE of the combined company ordinary shares to be issued in the merger, subject to official notice of issuance.

  •
  Debt Financing.  Availability of the debt financing contemplated by the merger agreement on the terms set forth in Tyco's debt commitment letter, or upon terms and conditions no less favorable, in the aggregate, and that comply with the terms of the merger agreement.

        Under the merger agreement, the respective obligations of Tyco and Merger Sub to effect the merger are also subject to the satisfaction or waiver of the following additional conditions:

  •
  the accuracy of the representations and warranties of Johnson Controls, subject to specified materiality or other standards; and

  •
  Johnson Controls' performance in all material respects of the covenants and agreements required to be performed by it under the merger agreement.

        Under the merger agreement, the obligation of Johnson Controls to effect the merger is also subject to the satisfaction or waiver of the following additional conditions:

  •
  the accuracy of the representations and warranties of Tyco, subject to specified materiality or other standards; and

  •
  Tyco's performance in all material respects of the covenants and agreements required to be performed by it under the merger agreement.

        Neither Johnson Controls nor Tyco can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be consummated. For a more complete description of the conditions to the consummation of the merger, see "The Merger Agreement—Conditions to the Consummation of the Merger."

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement (page 208)

        The merger agreement may be terminated and the merger and the other transactions abandoned as follows:

  •
  by mutual written consent of Johnson Controls and Tyco;

  •
  by either Johnson Controls or Tyco, prior to the effective time of the merger, if, with respect to a termination by Johnson Controls, there has been a breach by Tyco or Merger Sub, or, with respect to a termination by Tyco, there has been a breach by Johnson Controls, of any representation, warranty, covenant or agreement set forth in the merger agreement, which breach would result in the conditions to the consummation of the merger not being satisfied (subject to a cure period);

  •
  by either Johnson Controls or Tyco, if the effective time of the merger has not occurred by 5:00 p.m., New York City time, on October 24, 2016 (the "outside date"), except that such date may be extended to 5:00 p.m., New York City time, on January 24, 2017 under certain circumstances;

  •
  by Tyco, if, prior to receipt of approval of the Johnson Controls merger proposal, the Johnson Controls board of directors has made a change of recommendation or Johnson Controls has willfully breached its non-solicitation obligations or its obligations to call a special meeting of its shareholders and to recommend, and solicit in favor of, approval of the Johnson Controls merger proposal;

  •
  by Johnson Controls, if, prior to receipt of approval of the Tyco required proposals, the Tyco board of directors has made a change of recommendation or Tyco has willfully breached its non-solicitation obligations or its obligations to call an extraordinary general meeting of its shareholders and to recommend, and solicit in favor of, approval of the Tyco proposals;

  •
  by either Johnson Controls or Tyco, if a governmental authority of competent jurisdiction that is in a jurisdiction that is material to the business and operations of Johnson Controls and Tyco, taken together, has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger;

  •
  by either Johnson Controls or Tyco, if the Johnson Controls special meeting has concluded and approval of the Johnson Controls merger proposal has not been obtained;

  •
  by either Johnson Controls or Tyco, if the Tyco EGM has been concluded and approval of the Tyco required proposals has not been obtained;

  •
  by Johnson Controls, if an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law has occurred and the Johnson Controls board of directors concludes in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to terminate the merger agreement in response to the intervening event would be inconsistent with the directors' fiduciary duties under applicable law; or

  •
  by Tyco, if an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law has occurred and the Tyco board of directors concludes in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to terminate the merger agreement in response to the intervening event would be inconsistent with the directors' fiduciary duties under applicable law.

        Prior to terminating the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law, the party taking such action must provide the other party with at least ten business days' prior written notice of its board of directors' intention to terminate the agreement and must take into account any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party in response to such prior written notice or otherwise, and during such ten business day period, the party intending to terminate the merger agreement must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party.

Termination Fees

Termination Fees Payable by Johnson Controls

        The merger agreement requires Johnson Controls to pay a termination fee of $375 million to an indirect wholly owned subsidiary of Tyco if:

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval by the Johnson Controls shareholders of the Johnson Controls merger proposal has not been obtained, (ii) a competing proposal for Johnson Controls is made known to Johnson Controls' senior management or publicly disclosed after January 24, 2016 (regardless of whether it was withdrawn prior to the date of the Johnson Controls special meeting), and (iii) any competing proposal is consummated within 12 months of such termination or Johnson Controls enters into a definitive agreement providing for a competing proposal within 12 months of such termination;

  •
  (i) Tyco terminates the merger agreement because (a) the Johnson Controls board of directors changes its recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law, or

    (b) Johnson Controls willfully breaches its non-solicitation obligations under the merger agreement or its obligations to hold a special meeting of its shareholders and to recommend and solicit in favor of the Johnson Controls merger proposal, and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Tyco proposals and does not intend to make a change of recommendation; or

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval by the Johnson Controls shareholders of the Johnson Controls merger proposal has not been obtained, (ii) the Johnson Controls board of directors has made a change of recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders.

        The merger agreement requires Johnson Controls to pay a termination fee of $500 million to an indirect wholly owned subsidiary of Tyco if:

  •
  (i) Tyco terminates the merger agreement because the Johnson Controls board of directors changes its recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Tyco proposals and does not intend to make a change of recommendation;

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval of the Johnson Controls merger proposal has not been obtained from the Johnson Controls shareholders, (ii) the Johnson Controls board of directors has made a change of recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders; or

  •
  (i) Johnson Controls terminates the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders.

        The merger agreement also requires Johnson Controls to reimburse an indirect wholly owned subsidiary of Tyco for certain expenses in an aggregate amount not to exceed $35 million for general expenses and up to an additional $65 million for Tyco's financing-related expenses if the Tyco shareholders have approved the Tyco required proposals but the merger agreement is nevertheless terminated by either Johnson Controls or Tyco because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval of the Johnson Controls merger proposal has not been obtained from the Johnson Controls shareholders. To the extent this reimbursement is required, any payment made for this reason will be credited against Johnson Controls' obligation, if any, to pay any of the termination fees described above.

Termination Fees Payable by Tyco

        The merger agreement requires an indirect wholly owned subsidiary of Tyco to pay a termination fee of $375 million to Johnson Controls if:

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval by the Tyco shareholders of the Tyco required proposals has not been obtained, (ii) a competing proposal for Tyco is made known to Tyco's senior management or publicly disclosed after January 24, 2016 (regardless of whether it was withdrawn prior to the date of the Tyco EGM), and (iii) any competing proposal is consummated within 12 months of such termination or Tyco enters into a definitive agreement providing for a competing proposal within 12 months of such termination;

  •
  (i) Johnson Controls terminates the merger agreement because (a) the Tyco board of directors changes its recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law, or (b) Tyco willfully breaches its non-solicitation obligations under the merger agreement or its obligations to hold an extraordinary general meeting of its shareholders and to recommend and solicit in favor of the Tyco proposals, and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Johnson Controls merger proposal and does not intend to make a change of recommendation; or

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval by the Tyco shareholders of the Tyco required proposals has not been obtained, (ii) the Tyco board of directors has made a change of recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Johnson Controls board of directors has not changed its recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders.

        The merger agreement requires an indirect wholly owned subsidiary of Tyco to pay a termination fee of $500 million to Johnson Controls if:

  •
  (i) Johnson Controls terminates the merger agreement because the Tyco board of directors changes its recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Johnson Controls merger proposal and does not intend to make a change of recommendation;

  •
  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval of the Tyco required proposals has not been obtained from the Tyco shareholders, (ii) the Tyco board of directors has made a change of recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders; or

  •
  (i) Tyco terminates the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders.

        The merger agreement also requires an indirect wholly owned subsidiary of Tyco to reimburse Johnson Controls for certain expenses in an aggregate amount not to exceed $35 million if the Johnson Controls shareholders have approved the Johnson Controls merger proposal but the merger agreement is nevertheless terminated by either Johnson Controls or Tyco because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval of the Tyco required proposals has not been obtained from the Tyco shareholders. To the extent this reimbursement is required, any payment made for this reason will be credited against Tyco's obligation, if any, to pay any of the termination fees described above.

        For a more complete description of the circumstances under which the merger agreement may be terminated and the termination fees and expense reimbursement that may become payable under the merger agreement, see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

Financing (page 175)

        In connection with the merger, Tyco International Holding S.à r.l., an indirect wholly owned subsidiary of Tyco (the "Borrower"), is expected to enter into a new senior unsecured term loan facility (the "Tyco term loan facility") in the amount of $4.0 billion with Citibank, N.A., as administrative agent, to finance the cash consideration for the merger and fees, expenses and costs incurred in connection with the merger. Neither Tyco, nor any other direct or indirect parent of the Borrower, will be a borrower under, or guarantor of, the Tyco term loan facility. The Tyco term loan facility is being provided to and arranged for the Borrower on the basis of its properties, assets and credit only, and will not be guaranteed, or otherwise supported, directly or indirectly, by the legacy Johnson Controls entities, properties, assets or credit.

Transaction-Related Costs (page 176)

        Johnson Controls and Tyco currently estimate that, upon the effective time of the merger, transaction-related costs incurred by the combined company related to the merger, including fees and expenses incurred by Tyco International Holding S.à r.l. relating to the debt financing, will be approximately $180 million. This amount includes estimated transaction costs to be incurred by Johnson Controls or Tyco (or their respective subsidiaries) and settled on or about the closing of the merger under signed agreements that had been executed as of May 3, 2016, which primarily relate to financing, investment banking, advisory, legal, valuation, and other professional fees, and retention related costs for certain Tyco employees. Not included in these cost estimates are employee- or integration-related costs such as severance, restructuring or other costs anticipated to be incurred to achieve ongoing operating synergies following the completion of the merger. The Johnson Controls and Tyco transaction costs related to the merger are preliminary estimates only, are inherently uncertain, and could differ materially from actual results.

Accounting Treatment of The Merger (page 176)

        The combined company will account for the acquisition contemplated by the merger agreement as a reverse acquisition using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). U.S. GAAP requires that one of Johnson Controls or Tyco be designated as the acquirer for accounting purposes. Based on the evidence available, Johnson Controls will be treated as the acquiring entity for accounting purposes. In identifying Johnson Controls as the acquiring entity, the companies took into account the structure of the merger and the other transactions contemplated by the merger agreement, relative outstanding share ownership, the composition of the combined company's board of directors and the designation of certain senior management positions of the combined company. Accordingly, the historical financial statements of Johnson Controls will become the historical financial statements of the combined company.

        The combined company will measure Tyco's assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

        Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

        The allocation of purchase price reflected in the unaudited pro forma combined financial statements is based on preliminary estimates using assumptions Johnson Controls management and Tyco management believe are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

Litigation Relating to the Merger (page 216)

        On March 1, 2016, a putative class action lawsuit, Wandel v. Tyco International plc, et al., Docket No. C-000010-16, was filed in the Superior Court of New Jersey naming Tyco, the individual members of its board of directors, Johnson Controls and Merger Sub as defendants. The complaint alleges that Tyco's directors breached their fiduciary duties and exercised their powers as directors in a manner oppressive to the public shareholders of Tyco in violation of Irish law by, among other things, failing to take steps to maximize shareholder value and failing to protect against purported conflicts of interest. The complaint further alleges that Tyco, Johnson Controls and Merger Sub aided and abetted Tyco's directors in the breach of their fiduciary duties. The complaint seeks, among other things, to enjoin the merger. Johnson Controls and Tyco believe that the claims asserted by the complaint are not valid.

        On May 20, 2016, a putative class action lawsuit, Laufer v. Johnson Controls, Inc., et al., Docket No. 2016CV003859, was filed in the Circuit Court of Wisconsin, Milwaukee County, naming Johnson Controls, the individual members of its board of directors, Tyco and Merger Sub as defendants. The complaint alleges that Johnson Controls' directors breached their fiduciary duties by, among other things, failing to take steps to maximize shareholder value, seeking to benefit themselves improperly and failing to disclose material information in this joint proxy statement/prospectus. The complaint further alleges that Tyco aided and abetted Johnson Controls' directors in the breach of their fiduciary duties. The complaint seeks, among other things, to enjoin the merger. Johnson Controls and Tyco believe that the claims asserted by the complaint are not valid.

U.S. Federal Income Tax Considerations (page 217)

        The receipt of ordinary shares of the combined company and/or cash in exchange for Johnson Controls common stock pursuant to the merger will be treated as a taxable transaction for U.S. federal income tax purposes. A U.S. holder (as defined under "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations") of Johnson Controls common stock will generally recognize taxable gain or loss equal to the difference between (i) the sum of the fair market value of the ordinary shares of the combined company and the amount of cash (including any cash received in lieu of fractional ordinary shares of the combined company) received in the merger and (ii) the U.S. holder's adjusted tax basis in the shares of Johnson Controls common stock surrendered in exchange therefor.

        In certain circumstances, Section 304 of the Code, could cause a holder of Johnson Controls common stock that also owns, directly or constructively, Tyco ordinary shares immediately prior to the merger to be treated as receiving a dividend in an amount up to the fair market value of the total consideration received by such holder in the merger, regardless of such holder's gain or loss on its Johnson Controls common stock. Non-U.S. holders (as defined under "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations") of Johnson Controls common stock may be subject to U.S. withholding tax with respect to any consideration received in the merger.

        Holders of Johnson Controls common stock should read the section entitled "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations" for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to a particular holder of Johnson Controls common stock will depend on such holder's particular facts and circumstances. Holders of Johnson Controls common stock should consult their own tax advisors to determine the specific tax consequences to them of the merger.

No Dissenters' Rights (page 183)

        Under Wisconsin law, Johnson Controls shareholders will not be entitled to exercise any dissenters' rights in connection with the merger or the other transactions contemplated by the merger agreement.

        Tyco shareholders will not be entitled to dissenters' or appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.

Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares (page 265)

        As a result of the merger, the holders of shares of Johnson Controls common stock (other than shares converted into the right to receive the cash consideration) will become holders of Tyco ordinary shares, which will become the ordinary shares of the combined company, and their rights will be governed by Irish law (instead of Wisconsin law) and by the memorandum of association and articles of association of Tyco (instead of the restated articles of incorporation of Johnson Controls (the "Johnson Controls articles of incorporation") or the amended and restated bylaws of Johnson Controls (the "Johnson Controls bylaws")). Following the merger, former Johnson Controls shareholders will have different rights as combined company shareholders than they had as Johnson Controls shareholders. Certain differences between the rights of shareholders of Johnson Controls and the rights of shareholders of Tyco include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents.

Risk Factors (page 42)

        In deciding how to vote your shares of Johnson Controls common stock or your Tyco ordinary shares, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the Annexes hereto, and in particular, you should read the "Risk Factors" section beginning on page 42 of this joint proxy statement/prospectus.

Information about the Companies (page 95)

Johnson Controls

  Johnson Controls, Inc.
  5757 North Green Bay Avenue
  Milwaukee, Wisconsin 53209
  Phone: (414) 524-1200

        Johnson Controls was originally incorporated in the state of Wisconsin in 1885 as Johnson Electric Service Company to manufacture, install and service automatic temperature regulation systems for buildings. The company was renamed to Johnson Controls, Inc. in 1974. Johnson Controls is a global diversified technology and industrial leader serving customers in more than 150 countries. Johnson Controls' 151,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and seating components and systems for automobiles. On July 24, 2015, Johnson Controls announced plans to separate its Automotive Experience business, which will be named Adient, from the rest of Johnson Controls by means of a spin-off of Adient. Johnson Controls has announced that, subject to final board approval of the spin-off, the spin-off is currently expected to be completed following the merger in the beginning of Johnson Controls' 2017 fiscal year, consistent with the timeline previously announced by Johnson Controls.

Tyco

  Tyco International plc
  1 Albert Quay
  Cork, Ireland
  Phone: 353-21-426-0000

        Tyco is a leading global provider of security products and services, fire detection and suppression products and services and life safety products. Tyco utilizes its extensive global footprint of approximately 900 locations, including manufacturing facilities, service and distribution centers, monitoring centers and sales offices, to provide solutions and localized expertise to its global customer base. Tyco provides an extensive range of product and service offerings, sold under well-known brands such as Tyco, SimplexGrinnell, Sensormatic, Ansul, Simplex, Scott and ADT (other than in the United States, Canada, South Africa and Korea), to over 3 million customers in more than 100 countries across commercial, industrial, retail, small business, institutional and governmental markets, as well as non-U.S. residential markets.

Merger Sub

  Jagara Merger Sub LLC
  c/o Tyco International plc
  1 Albert Quay
  Cork, Ireland
  Phone: 353-21-426-0000

        Merger Sub is a Wisconsin limited liability company and indirect wholly owned subsidiary of Tyco. Merger Sub was formed on January 20, 2016 for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under "Cautionary Statement Regarding Forward-Looking Statements" of this joint proxy statement/prospectus, Johnson Controls shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Johnson Controls proposals, and Tyco shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Tyco proposals. Descriptions of some of these risks can be found in the Annual Reports of Johnson Controls and Tyco on Form 10-K for the fiscal year ended September 30, 2015 and September 25, 2015, respectively, and any amendments thereto, as such risks may be updated or supplemented in each company's subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents incorporated by reference into this joint proxy statement/prospectus. See also "Where You Can Find More Information."

Risks Related to the Merger

Because the market price of Tyco ordinary shares and shares of Johnson Controls common stock will fluctuate, Johnson Controls shareholders cannot be sure of the value of the consideration they will receive in the merger and Tyco shareholders cannot be sure of the value of their consolidated shares following the Tyco share consolidation.

        As a result of the merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into the right to receive, at the election of the holder of such share and subject to proration procedures set forth in the merger agreement, either (i) one ordinary share of the combined company or (ii) $34.88 in cash, without interest. Additionally, immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each Tyco ordinary share they hold. As of [                        ], 2016, and assuming that each ordinary share of the combined company will have a value equal to the closing price of a share of Johnson Controls common stock on the New York Stock Exchange on such date, the implied value of the 0.955 shares of the combined company to Tyco shareholders was approximately $[                ].

        The exact value of the per share merger consideration to be received by the Johnson Controls shareholders will depend in part on the price per share of Tyco ordinary shares at the closing of the merger, and the value of the 0.955 of a share of the combined company to be received by the Tyco shareholders will depend in part on the price per share of Johnson Controls common stock at the closing of the merger. These prices will not be known at the time of the Johnson Controls special meeting or the Tyco EGM and may be greater than, the same as or less than the current prices at the time of the Johnson Controls special meeting or the Tyco EGM. The market prices of Johnson Controls common stock and Tyco ordinary shares are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects of Johnson Controls and Tyco, and an evolving regulatory landscape. Market assessments of the benefits of the merger and the likelihood that the merger will be consummated, as well as general and industry specific market and economic conditions, may also impact market prices of Johnson Controls common stock and Tyco ordinary shares. Many of these factors are beyond Johnson Controls' and Tyco's control. You should obtain current market price quotations for Johnson Controls common stock and for Tyco ordinary shares; but as indicated above, the prices at the effective time of the merger may be greater than, the same as or less than such price quotations.

Because the exchange ratio and the share consolidation ratio are fixed, the number of ordinary shares of the combined company to be received by holders of Johnson Controls common stock in the merger, and the number of combined company ordinary shares to be received by holders of Tyco ordinary shares in the Tyco share consolidation, will not change between now and the time the merger is consummated to reflect changes in the trading prices of Johnson Controls common stock or Tyco ordinary shares, share repurchases or other factors.

        The exact value of the merger consideration to be received by the Johnson Controls shareholders and the exact value of the combined company shares to be received by the Tyco shareholders will depend in part on the prices per share of Johnson Controls common stock and/or Tyco ordinary shares at the closing of the merger. The merger agreement does not provide for any adjustment to the exchange ratio or the share consolidation ratio as a result of changes in the trading prices of Johnson Controls common stock or Tyco ordinary shares or for any other reason.

        In addition, prior to the closing of the merger, Johnson Controls expects to repurchase approximately $500 million in shares of its common stock prior to the effective time of the merger pursuant to its previously announced share repurchase program. As of May 31, 2016, Johnson Controls has repurchased approximately 5,959,944 shares of its common stock. However, the exchange ratio and the share consolidation ratio are fixed and will not be adjusted prior to consummation of the merger to account for these share repurchases or other changes in the number of outstanding shares of Johnson Controls common stock or Tyco ordinary shares. As a result, changes in the number of outstanding shares of Johnson Controls common stock will reduce the proportion of the outstanding combined company ordinary shares held by either the former Johnson Controls shareholders (in the event of a decrease in the number of outstanding shares of Johnson Controls common stock) or the former Tyco shareholders (in the event of an increase in the number of outstanding shares of Johnson Controls common stock) immediately after the consummation of the merger and may affect the value of the combined company ordinary shares that Johnson Controls shareholders and Tyco shareholders will receive as a result of the share consolidation and the merger.

Johnson Controls shareholders may receive a form of consideration different from what they elect.

        Johnson Controls shareholders will be entitled to elect to receive, for each share of Johnson Controls common stock held at the effective time of the merger, the share consideration or the cash consideration. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. Depending on the elections made by other Johnson Controls shareholders, each Johnson Controls shareholder who elects to receive share consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in cash, and each Johnson Controls shareholder who elects to receive cash consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in share consideration. A Johnson Controls shareholder who elects to receive a combination of cash consideration and share consideration for their shares of Johnson Controls common stock in the merger may receive cash consideration and share consideration in a proportion different from that which such shareholder elected. This could result in, among other things, tax consequences that differ from those that would have resulted if such Johnson Controls shareholder had received the form of consideration that the shareholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Johnson Controls common stock, see "The Merger Agreement—Consideration to be Received by Johnson Controls Shareholders."

The market price for the combined company ordinary shares following the closing of the merger may be affected by factors different from those that historically have affected or currently affect Johnson Controls common stock and Tyco ordinary shares.

        Upon consummation of the merger, holders of shares of Johnson Controls common stock (other than Johnson Controls, Tyco or Merger Sub, subsidiaries of Johnson Controls and holders of shares that are converted into the right to receive the cash consideration) and holders of Tyco ordinary shares will both hold combined company ordinary shares. Tyco's businesses differ from those of Johnson Controls, and vice versa, and accordingly the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of Johnson Controls and those currently affecting the results of operations of Tyco. The results of operations of the combined company may also be affected by factors different from those currently affecting Johnson Controls and Tyco. For a discussion of the businesses of Johnson Controls and Tyco and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under "Where You Can Find More Information."

Changes to laws and regulations may jeopardize or delay the merger.

        Each of the Johnson Controls board of directors and the Tyco board of directors may, subject to certain limitations, make a change of recommendation in response to an effect that occurs after the date of the merger agreement, including any change in or issuance of, or proposed change in or issuance of, applicable law (whether or not yet approved or effective), if such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the effect would reasonably be expected to materially adversely affect the expected benefits of the merger to the company's shareholders from a financial point of view and that failure to change such recommendation would be inconsistent with the directors' fiduciary duties. In the event of such a change of recommendation, the other party may terminate the merger agreement. In addition, either party may terminate the merger agreement in response to any such effect that is a change in or issuance of, or proposed change in or issuance of, applicable law, subject to certain limitations. Accordingly, any changes in applicable laws or regulations could jeopardize or delay the merger and/or have a material adverse effect on Johnson Controls' and/or Tyco's business, financial condition, results of operations, cash flows and/or share price.

Johnson Controls and Tyco must obtain required shareholder approvals and governmental and regulatory consents to consummate the merger, which, if delayed or not granted or granted with unacceptable conditions, may prevent, delay or impair the consummation of the merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the merger.

        The closing conditions to the merger include, among others, the receipt of required approvals by the Johnson Controls shareholders and the Tyco shareholders, clearance of the merger by certain governmental and regulatory authorities, including filings or approvals as may be required pursuant to the antitrust and competition laws of certain countries, the approval of CFIUS and entry by Johnson Controls, or receipt of verbal or written confirmation of an agreement to enter, into a commitment letter with the DSS to mitigate any foreign ownership, control or influence arising out of the merger. The governmental agencies with which the parties will make these filings and seek certain of these approvals and consents have broad discretion in administering the governing laws and regulations. Johnson Controls and Tyco can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the transaction, certain governmental agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the combined company after the closing of the merger. Any one of these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the effective time of the merger or reduce the anticipated benefits of the transaction. Further, no assurance can be given that the required shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or clearances. If Johnson Controls and Tyco agree to any requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals or clearances required to consummate the transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect the integration of the two companies' operations and/or reduce the anticipated benefits of the merger. This could result in a failure to consummate the merger or have a material adverse effect on the business and results of operations of the combined company. For additional information, see "The Merger—Regulatory Approvals Required for the Merger."

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

        The merger agreement contains a number of conditions that must be fulfilled to consummate the merger. Those conditions include: the approval of the Johnson Controls merger proposal by holders of two-thirds of the outstanding shares of Johnson Controls common stock; the approval of the Tyco share issuance proposal, the Tyco share consolidation proposal and the Tyco authorized share capital increase proposal, in each case, by a majority of the votes cast on these matters at the Tyco EGM; the approval of the Tyco governing documents proposals and the Tyco name change proposal by at least 75% of the votes cast on these matters at the Tyco EGM; the completion of the Tyco share consolidation; receipt of the requisite regulatory, antitrust and foreign investment approvals; absence of orders prohibiting the closing of the merger; the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part; the approval of an Irish prospectus; the approval of the combined company ordinary shares to be issued to Johnson Controls shareholders for listing on the NYSE; the availability of the debt financing contemplated by the merger agreement; the continued accuracy of the representations and warranties of both parties subject to specified materiality standards; and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be consummated. In addition, if the merger is not consummated by October 24, 2016 (subject to extension to January 24, 2017 if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, which conditions are capable of being satisfied) are conditions relating to required regulatory filings and clearances and the absence of certain legal impediments to the consummation of the merger) either Johnson Controls or Tyco may choose not to proceed with the merger. In addition, Johnson Controls or Tyco may elect to terminate the merger agreement in certain other circumstances, including by Johnson Controls if, prior to receipt of approval of the Tyco required proposals, the Tyco board of directors makes a change of recommendation, by Tyco if, prior to receipt of approval of the Johnson Controls merger proposal, the Johnson Controls board of directors makes a change of recommendation, or by either party in certain circumstances in response to a change in or issuance of, or proposed change in or issuance of, applicable law. The parties can also mutually decide to terminate the merger agreement at any time prior to the consummation of the merger, whether before or after Johnson Controls shareholder approval or Tyco shareholder approval. See "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

The merger agreement contains provisions that restrict the ability of the Tyco board of directors to pursue alternatives to the merger and to change its recommendation that Tyco shareholders vote for the approval of the Tyco proposals. In specified circumstances, Tyco could be required to pay Johnson Controls, through an indirect wholly owned subsidiary, a termination fee of up to $500 million.

        Under the merger agreement, Tyco is generally prohibited from soliciting, initiating or knowingly encouraging, or negotiating or furnishing information with regard to, any inquiry, proposal or offer for a competing proposal with any person. In addition, Tyco may not terminate the merger agreement to enter into any agreement with respect to a superior proposal. If the Tyco board of directors (after consultation with Tyco's financial advisors and legal counsel) effects a change of recommendation in response to a superior proposal and the Johnson Controls board of directors confirms (after consultation with Johnson Controls' financial advisors and legal counsel) that it does not intend to change its recommendation, Johnson Controls may be entitled to terminate the merger agreement and Tyco, through an indirect wholly owned subsidiary, may be required to pay Johnson Controls a termination fee of $375 million. If Tyco receives a competing proposal, Tyco shareholders subsequently vote down the transaction and Tyco consummates a competing proposal or enters into a definitive agreement providing for a competing proposal within 12 months, Tyco, through an indirect wholly owned subsidiary, may be required to pay Johnson Controls a termination fee of $375 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Tyco from considering or proposing an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Tyco and its shareholders than the merger. If the Tyco board of directors effects a change of recommendation other than in response to a superior proposal and the Johnson Controls board of directors confirms that it does not intend to change its recommendation, Tyco, through an indirect wholly owned subsidiary, may be required to pay a termination fee of either $375 million or (if the change is in response to a change in or issuance of, or proposed change in or issuance of, applicable law) $500 million if the merger agreement is terminated by Johnson Controls or Tyco. In addition, if Tyco terminates the agreement in response to a change in or issuance of, or proposed change in or issuance of, applicable law and the Johnson Controls board confirms that the merger continues to be in the best interests of Johnson Controls and the Johnson Controls shareholders, Tyco, through an indirect wholly owned subsidiary, may be required to pay a termination fee of $500 million. Tyco, through an indirect wholly owned subsidiary, may also be required to reimburse Johnson Controls for up to $35 million of Johnson Controls' expenses upon termination of the merger agreement by Johnson Controls or Tyco due to the failure of the Tyco shareholders to approve the Tyco required proposals at the Tyco EGM. See "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

The merger agreement contains provisions that restrict the ability of the Johnson Controls board of directors to pursue alternatives to the merger and to change its recommendation that Johnson Controls shareholders vote for the approval of the Johnson Controls proposals. In specified circumstances, Johnson Controls could be required to pay an indirect wholly owned subsidiary of Tyco a termination fee of up to $500 million.

        Under the merger agreement, Johnson Controls is generally prohibited from soliciting, initiating or knowingly encouraging, negotiating or furnishing information with regard to, any inquiry, proposal or offer for a competing proposal with any person. In addition, Johnson Controls may not terminate the merger agreement to enter into any agreement with respect to a superior proposal. If the Johnson Controls board of directors (after consultation with Johnson Controls' financial advisors and legal counsel) effects a change of recommendation in response to a superior proposal and the Tyco board of directors confirms (after consultation with Tyco's financial advisors and legal counsel) that it does not intend to change its recommendation, Tyco may be entitled to terminate the merger agreement and Johnson Controls may be required to pay an indirect wholly owned subsidiary of Tyco a termination fee of $375 million. If Johnson Controls receives a competing proposal, Johnson Controls shareholders subsequently vote down the transaction and Johnson Controls consummates a competing proposal or enters into a definitive agreement providing for a competing proposal within 12 months, Johnson Controls may be required to pay an indirect wholly owned subsidiary of Tyco a termination fee of $375 million. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Johnson Controls from considering or proposing an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Johnson Controls and its shareholders than the merger. If the Johnson Controls board of directors effects a change of recommendation other than in response to a superior proposal and the Tyco board of directors confirms that it does not intend to change its recommendation, Johnson Controls may be required to pay an indirect wholly owned subsidiary of Tyco a termination fee of either $375 million or (if the change is in response to a change in or issuance of, or proposed change in or issuance of, applicable law) $500 million if the merger agreement is terminated by Johnson Controls or Tyco. In addition, if Johnson Controls terminates the agreement in response to a change in or issuance of, or proposed change in or issuance of, applicable law and the Tyco board confirms that the merger continues to be in the best interests of Tyco and the Tyco shareholders, Johnson Controls may be required to pay an indirect wholly owned subsidiary of Tyco a termination fee of $500 million. Additionally, Johnson Controls may be required to reimburse up to $35 million of Tyco's expenses plus up to an additional $65 million of Tyco's financing costs upon termination of the merger agreement by Tyco or Johnson Controls due to the failure of the Johnson Controls shareholders to approve the Johnson Controls merger proposal at the Johnson Controls special meeting. See "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

While the merger is pending, Johnson Controls and Tyco will be subject to business uncertainties that could adversely affect their businesses and operations. These uncertainties could also adversely affect the combined company following the consummation of the merger.

        Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on Johnson Controls and Tyco. These uncertainties may impair Johnson Controls' and Tyco's ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Johnson Controls and Tyco to seek to change existing business relationships with Johnson Controls and/or Tyco. Employee retention may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the business of the combined company following the merger could be seriously harmed.

        In addition, the merger agreement restricts Tyco and Johnson Controls from taking specified actions until the merger occurs without the consent of the other party. These restrictions may prevent Tyco or Johnson Controls from pursuing attractive business opportunities that may arise prior to the consummation of the merger. For a description of the restrictive covenants applicable to Tyco and Johnson Controls, see "The Merger Agreement—Covenants and Agreements."

Johnson Controls and Tyco directors and officers may have interests in the merger different from the interests of Johnson Controls shareholders and Tyco shareholders.

        Certain of the directors and executive officers of Johnson Controls and Tyco negotiated the terms of the merger agreement, and the Johnson Controls board of directors and the Tyco board of directors, respectively, recommended that the shareholders of Johnson Controls and the shareholders of Tyco vote in favor of the merger-related proposals. Johnson Controls and Tyco directors and executive officers may have interests in the merger that are different from, or in addition to, those of Johnson Controls shareholders and Tyco shareholders, respectively. These interests include, but are not limited to, the continued service of certain directors of Johnson Controls and Tyco as directors of the combined company, the continued employment of certain executive officers of Johnson Controls and Tyco by the combined company, the treatment in the merger of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock units, deferred awards, cash denominated awards, the treatment of certain other executive compensation arrangements, and provisions in the merger agreement regarding continued indemnification of and advancement of expenses to Johnson Controls and Tyco directors and officers. Johnson Controls shareholders and Tyco shareholders should be aware of these interests when they consider their respective board of directors' recommendation that they vote in favor of the merger-related proposals.

        The members of the Johnson Controls board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Johnson Controls shareholders approve the merger agreement. The interests of Johnson Controls directors and executive officers are described under "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

        The members of the Tyco board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Tyco shareholders approve the Tyco proposals. The interests of Tyco directors and executive officers are described in more detail under "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger."

Tyco shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Tyco shareholders currently have the right to vote in the election of the Tyco board of directors and on other matters affecting Tyco. Upon the consummation of the merger, each Tyco shareholder will become a shareholder of the combined company with a percentage ownership of the combined company that is smaller than the shareholder's prior percentage ownership of Tyco. It is currently expected that the former shareholders of Tyco as a group immediately after the merger will own approximately 44% of the outstanding combined company ordinary shares. Because of this, Tyco shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Tyco.

Johnson Controls shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Johnson Controls shareholders currently have the right to vote in the election of the Johnson Controls board of directors and on other matters affecting Johnson Controls. Upon the consummation of the merger, each Johnson Controls shareholder will become a shareholder of the combined company with a percentage ownership of the combined company that is smaller than the shareholder's prior percentage ownership of Johnson Controls. After consummation of the merger, Johnson Controls shareholders are expected to own approximately 56% of the issued and outstanding ordinary shares of the combined company. Because of this, Johnson Controls shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Johnson Controls. In addition, former Johnson Controls shareholders will own only approximately 56% of the shares of Adient following the spin-off of Adient.

Johnson Controls shareholders will receive ordinary shares of the combined company as a result of the merger, which have rights different from shares of Johnson Controls common stock.

        Upon consummation of the merger, the rights of former Johnson Controls shareholders who receive Tyco ordinary shares, which will become the ordinary shares of the combined company, will be governed by the Tyco memorandum and articles of association, which, subject to the amendments contemplated by the merger agreement, will become the memorandum and articles of association of the combined company, and by Irish law. The rights associated with shares of Johnson Controls common stock are different from the rights associated with Tyco ordinary shares. Material differences between the rights of shareholders of Johnson Controls and the rights of shareholders of Tyco include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents. For a discussion of the different rights associated with Tyco ordinary shares and Johnson Controls common stock, see "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares."

Following the merger, the composition of the combined company board of directors will be different than the composition of the current Johnson Controls board of directors or the current Tyco board of directors.

        Upon consummation of the merger, the composition of the board of directors of the combined company will be different than the current Johnson Controls board of directors and the current Tyco board of directors. The Johnson Controls board of directors and the Tyco board of directors each currently consists of 11 directors. Upon the consummation of the merger, the board of directors of the combined company will consist of 11 members, six of whom will be directors serving on the Johnson Controls board of directors prior to the closing, including Johnson Controls' current Chairman, President and Chief Executive Officer, and five other directors mutually agreed between Johnson Controls and Tyco, and five of whom will be directors serving on the Tyco board of directors prior to the closing, including Tyco's current Chief Executive Officer and four other directors mutually agreed between Johnson Controls and Tyco. See "The Merger—Board of Directors of the Combined Company after the Merger." This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

The opinions of Johnson Controls' and Tyco's financial advisors do not reflect changes in circumstances that may have occurred or that may occur between the original signing of the merger agreement and the consummation of the merger.

        Neither the Johnson Controls board of directors nor the Tyco board of directors has obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus, nor does either expect to receive updated, revised or reaffirmed opinions prior to the consummation of the merger. Changes in the operations and prospects of Johnson Controls or Tyco, general market and economic conditions and other factors that may be beyond the control of Johnson Controls or Tyco, and on which Johnson Controls' and Tyco's financial advisors' opinions were based, may significantly alter the value of Johnson Controls or Tyco or the prices of shares of Johnson Controls common stock or Tyco ordinary shares by the time the merger is consummated. The opinions do not speak as of the time the merger will be consummated or as of any date other than the date of such opinions. Because Johnson Controls' and Tyco's financial advisors will not be updating their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is consummated—although the Johnson Controls board of directors' recommendation that Johnson Controls shareholders vote "FOR" the Johnson Controls proposals and the Tyco board of directors' recommendation that Tyco shareholders vote "FOR" the Tyco proposals are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the Johnson Controls board of directors and the Tyco board of directors received from their respective financial advisors, see "The Merger—Opinions of Johnson Controls' Financial Advisors" and "The Merger—Opinion of Tyco's Financial Advisor."

Legal proceedings in connection with the merger, the outcomes of which are uncertain, could delay or prevent the completion of the merger.

        In connection with the merger, two putative class action lawsuits have been filed, one by a purported Tyco shareholder alleging claims against Tyco, the individual members of its board of directors, Johnson Controls and Merger Sub, and another by a purported Johnson Controls shareholder alleging claims against Johnson Controls, the individual members of its board of directors, Tyco and Merger Sub. Each complaint seeks, among other things, to enjoin the merger. The outcome of such litigation is uncertain. If these cases are not resolved, these lawsuits could prevent or delay the completion of the merger and result in additional costs to Johnson Controls and Tyco, including any costs associated with the indemnification of directors. Additional plaintiffs may file additional lawsuits against Johnson Controls, Tyco and/or the directors and officers of either company in connection with the merger. Such additional legal proceedings could also prevent or delay the completion of the merger and result in additional costs to Johnson Controls and Tyco.

Failure to consummate the merger could negatively impact Johnson Controls and Tyco and their respective future operations.

        If the merger is not consummated for any reason, Johnson Controls and Tyco may be subjected to a number of material risks. The price of Johnson Controls common stock and of Tyco ordinary shares may decline to the extent that their current market prices reflect a market assumption that the merger will be consummated. In addition, some costs related to the merger must be paid by Johnson Controls and Tyco whether or not the merger is consummated. Furthermore, Johnson Controls and Tyco may experience negative reactions from their respective shareholders, customers and employees.

Irish resident or ordinarily resident holders of Johnson Controls common stock may be subject to Irish tax on chargeable gains on the cancellation of their shares of Johnson Controls common stock.

        Johnson Controls shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Johnson Controls shareholders that hold their shares of Johnson Controls common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be subject to Irish tax on chargeable gains ("Irish CGT") arising on the cancellation of their shares of Johnson Controls common stock pursuant to the merger. Such shareholders should consult their own tax advisors as to the Irish tax consequences of the merger. See "Certain Tax Consequences of the Merger—Irish Tax Considerations—Irish Tax on Chargeable Gains."

Ordinary shares of the combined company received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

        Irish capital acquisitions tax ("CAT") (currently levied at a rate of 33% above certain tax-free thresholds) could apply to a gift or inheritance of ordinary shares of the combined company irrespective of the place of residence, ordinary residence or domicile of the parties. This is because combined company ordinary shares will be regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. See "Certain Tax Consequences of the Merger—Irish Tax Considerations—Capital Acquisitions Tax (CAT)."

Johnson Controls and Tyco shareholders will not be entitled to dissenters' or appraisal rights in the merger.

        Dissenters' or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Generally, under Irish law, shareholders of an Irish company such as Tyco do not have dissenters' or appraisal rights.

        Under the Wisconsin Business Corporation Law ("WBCL"), shareholders do not have dissenters rights if the shares of stock they hold at the record date for determination of shareholders entitled to notice of the shareholders meeting at which shareholders are to vote on the on the proposed corporate action are either (i) listed on a national securities exchange or (ii) quoted on the National Association of Securities Dealers, Inc. automated quotations system. Because Johnson Controls common stock is listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the Johnson Controls record date, holders of Johnson Controls common stock will not be entitled to dissenters' rights in the merger with respect to their shares of Johnson Controls common stock.

Financial projections regarding Johnson Controls and Tyco may not prove accurate.

        In connection with the merger, Johnson Controls and Tyco prepared and considered internal financial forecasts for Johnson Controls and Tyco. These financial projections include assumptions regarding future operating cash flows, expenditures, and income of Johnson Controls and Tyco. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of Johnson Controls or Tyco to achieve projected results could have a material adverse effect on the price of the ordinary shares of the combined company, the combined company's financial position, and the combined company's abilities to pay dividends following the merger.

Risks Related to the Business of the Combined Company

Johnson Controls and Tyco may fail to realize all of the anticipated benefits of the merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in combining Johnson Controls' and Tyco's businesses.

        The ability of Johnson Controls and Tyco to realize the anticipated benefits of the merger will depend, to a large extent, on the combined company's ability to combine Johnson Controls' and Tyco's businesses in a manner that facilitates growth opportunities and realizes anticipated synergies, and achieves the projected stand-alone cost savings and revenue growth trends identified by each company. It is expected that the combined company will benefit from operational and general and administrative cost synergies resulting from the consolidation of capabilities and branch optimization, as well as greater tax efficiencies from global management and global cash movement, and may also enjoy revenue synergies, including product and service cross-selling, a more diversified and expanded product offering and balance across geographic regions. In order to achieve these expected benefits, the combined company must successfully combine the businesses of Johnson Controls and Tyco in a manner that permits these cost savings and synergies to be realized and must achieve the anticipated savings and synergies without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

        In addition, the combination of two independent businesses is a complex, costly and time-consuming process. As a result, Johnson Controls and Tyco will be required to devote significant management attention and resources to combining their business practices and operations. This process may disrupt the businesses. The failure to meet the challenges involved in combining the two businesses and to realize the anticipated benefits of the transactions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company. The overall combination of Johnson Controls' and Tyco's businesses may also result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships and diversion of management attention. The difficulties of combining the operations of the companies include, among others:

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  the diversion of management attention to integration matters;

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  difficulties in integrating operations and systems;

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  challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

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  difficulties in the assimilating employees and in attracting and retaining key personnel;

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  challenges in keeping existing customers and obtaining new customers;

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  difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

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  difficulties in managing the expanded operations of a significantly larger and more complex company;

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  contingent liabilities (including contingent tax liabilities) that are larger than expected; and

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  potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the merger, including possible adverse tax consequences to the combined company pursuant to changes in applicable tax laws or regulations.

        Many of these factors are outside of the control of Johnson Controls and Tyco and/or will be outside the control of the combined company, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of Johnson Controls and Tyco are combined successfully, the full benefits of the merger may not be realized, including the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in combining the businesses of Johnson Controls and Tyco. All of these factors could cause dilution to the earnings per share of the combined company, decrease or delay the expected accretive effect of the merger, and negatively impact the price of the combined company ordinary shares. As a result, it cannot be assured that the combination of Johnson Controls and Tyco will result in the realization of the full benefits anticipated from the transaction within the anticipated time frames or at all.

Johnson Controls and Tyco will incur direct and indirect costs as a result of the merger.

        Johnson Controls and Tyco will incur substantial expenses in connection with and as a result of consummating the merger, and over a period of time following the consummation of the merger, the combined company also expects to incur substantial expenses in connection with combining and coordinating the businesses, operations, policies and procedures of Johnson Controls and Tyco. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is consummated. While Johnson Controls and Tyco have assumed that a certain level of transaction expenses will be incurred, factors beyond Johnson Controls' and Tyco's control could affect the total amount or the timing of these expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Johnson Controls and Tyco. These costs could adversely affect the financial condition and results of operations of Johnson Controls and Tyco prior to the merger and of the combined company following the merger.

The combined company's actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

        The pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company's financial position or results of operations would have been had the merger been consummated on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Johnson Controls and Tyco and certain adjustments and assumptions regarding the combined company after giving effect to the merger. The assets and liabilities of Tyco have been measured at fair value based on various preliminary estimates using assumptions that Johnson Controls management and Tyco management believe are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company's financial position and future results of operations.

        The pro forma financial information contained in this joint proxy statement/prospectus also may not be an indication of what the combined company's financial position or results of operations would have been had Johnson Controls completed the separation of its Automotive Experience business on the dates indicated as a result of a variety of factors, including that:

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  historically, Johnson Controls has been able to rely, to some degree, on the earnings, assets and cash flows of the Automotive Experience business for working capital and cash flow requirements;

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  Johnson Controls' Automotive Experience business has historically been operated as part of Johnson Controls' broader corporate organization rather than as an independent company and the unaudited pro forma combined financial information in this joint proxy statement/prospectus may not fully reflect the costs associated with Johnson Controls and the Automotive Experience business operating as separate, publicly traded companies, including as a result of changes in cost structure, management, cost of financing or losses of economies of scale and scope.

        In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the closing. Any material variance from the pro forma financial information may cause significant variations in the market price of the combined company ordinary shares. See "Unaudited Pro Forma Combined Financial Information."

There can be no assurance that the separation of Johnson Controls' Automotive Experience business will occur following the closing of the merger, or at all, and until it occurs, the terms of the separation may change.

        Johnson Controls and Tyco intend to complete the separation of Johnson Controls' Automotive Experience business following the closing of the merger through a spin-off of such business as a separate, publicly traded company, which will be named Adient. It is the intention of the parties for, and the merger agreement contains representations (including representations relating to the completeness at the closing of the merger of the Form 10 registration statement to be filed by Adient) and covenants relating to the steps to be taken by the parties to enable, the spin-off to be completed substantially in the same manner and on substantially the same timeline as previously announced by Johnson Controls. However, there can be no assurance that the separation will occur within that timeframe, or at all, and the separation may be effected at a different time or in a different manner. In addition, the spin-off of Adient may require additional financing. There can be no assurance that the

Automotive Experience business will be able to obtain any such financing on the expected timeline of the spin-off or at all. The separation is expected to be approved by the combined company's board following the consummation of the merger, and until the separation occurs, the combined company will have the discretion to determine and change the terms of the separation or determine not to proceed with the separation.

The combined company and its shareholders may not realize the potential benefits from the separation of Johnson Controls' Automotive Experience business.

        The combined company and its shareholders may not realize the potential benefits expected from the spin-off of Johnson Controls' Automotive Experience business following the consummation of the merger. Johnson Controls and the combined company will also incur significant costs and some negative effects from the separation of the Automotive Experience business, including loss of access to some of the financial, managerial and professional resources from which Johnson Controls has benefited in the past and diminished diversification of revenue sources, which may increase volatility of results of operations, cash flows, working capital and financing requirements. Until the market has fully analyzed the value of the combined company after the separation of Johnson Controls' Automotive Experience business, the combined company's ordinary shares may experience more market price volatility than usual. It is also possible that the combined market prices of the combined company's ordinary shares and the shares of Adient immediately after the separation will be less than the market prices of the combined company's ordinary shares immediately before the separation.

The Internal Revenue Service may not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal tax purposes and may not agree that the combined company's U.S. affiliates should not be subject to certain adverse U.S. federal income tax rules.

        Under current U.S. federal tax law, a corporation is generally considered for U.S. federal tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Because the combined company is an Irish incorporated entity, it would generally be classified as a non-U.S. corporation (and, therefore, a non-U.S. tax resident) under these rules. However, Section 7874 of the Code ("Section 7874") provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

        Under Section 7874, if (1) the Johnson Controls shareholders own (within the meaning of Section 7874) 80% or more (by vote or value) of the ordinary shares of the combined company after the merger by reason of holding Johnson Controls common stock (the "80% ownership test," and such ownership percentage the "Section 7874 ownership percentage"), and (2) the combined company's "expanded affiliated group" does not have "substantial business activities" in Ireland (the "substantial business activities test"), the combined company will be treated as a U.S. corporation for U.S. federal tax purposes. If the Section 7874 ownership percentage of the Johnson Controls shareholders in the combined company after the merger is less than 80% but at least 60% (the "60% ownership test"), and the substantial business activities test is not met, Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) may, in some circumstances, be subject to certain adverse U.S. federal income tax rules (which, among other things, could limit their ability to utilize certain U.S. tax attributes to offset U.S. taxable income or gain resulting from certain transactions).

        Based on the terms of the merger, the rules for determining share ownership under Section 7874 and certain factual assumptions, Johnson Controls shareholders are expected to own (within the meaning of Section 7874) less than 60% (by both vote and value) of the ordinary shares of the combined company after the merger by reason of holding shares of Johnson Controls common stock. Therefore, under current law, it is expected that the combined company should not be treated as a U.S. corporation for U.S. federal tax purposes and that Section 7874 should otherwise not apply to the combined company or its affiliates as a result of the merger.

        However, the rules under Section 7874 are relatively new and complex and there is limited guidance regarding their application. In particular, ownership for purposes of Section 7874 is subject to various adjustments under the Code and the Treasury regulations promulgated thereunder, and there is limited guidance regarding Section 7874, including with respect to the application of the ownership tests described above. As a result, the determination of the Section 7874 ownership percentage is complex and is subject to factual and legal uncertainties. Thus, there can be no assurance that the Internal Revenue Service (the "IRS") will agree with the position that the combined company should not be treated as a U.S. corporation for U.S. federal tax purposes or that Section 7874 does not otherwise apply as a result of the merger.

        In addition, on April 4, 2016, the U.S. Treasury Department (the "U.S. Treasury") and the IRS issued temporary Treasury regulations under Section 7874 (the "Temporary Section 7874 Regulations"), which, among other things, require certain adjustments that generally increase, for purposes of the Section 7874 ownership tests, the percentage of the stock of a foreign acquiring corporation deemed owned (within the meaning of Section 7874) by the former shareholders of an acquired U.S. corporation by reason of holding stock in such U.S. corporation. For example, these temporary regulations disregard, for purposes of determining this ownership percentage, (1) any "non-ordinary course distributions" (within the meaning of the temporary regulations) made by the acquired U.S. corporation (such as Johnson Controls) during the 36 months preceding the acquisition, including certain dividends and share repurchases, (2) potentially any cash consideration received by the shareholders of such U.S. corporation in the acquisition to the extent such cash is, directly or indirectly, provided by the U.S. corporation, as well as (3) certain stock of the foreign acquiring corporation that was issued as consideration in a prior acquisition of another U.S. corporation (or U.S. partnership) during the 36 months preceding the signing date of a binding contract for the acquisition being tested. Taking into account the effect of these temporary regulations, it is currently expected that the Section 7874 ownership percentage of the Johnson Controls shareholders in the combined company will be less than 60%. However, these temporary regulations are new and complex and there is no guidance regarding their application. Accordingly, there can be no assurance that the Section 7874 ownership percentage of the Johnson Controls shareholders will be less than 60% as determined under the temporary regulations, or that the IRS will not otherwise successfully assert that either the 80% ownership test or the 60% ownership test were met after the merger.

        If the 80% ownership test were met after the merger and the combined company were accordingly treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, the combined company would be subject to substantial additional U.S. tax liability. Additionally, in such case, non-U.S. shareholders of the combined company would be subject to U.S. withholding tax on the gross amount of any dividends paid by the combined company to such shareholders (subject to an exemption or reduced rate available under an applicable tax treaty). Regardless of any application of Section 7874, the combined company is expected to be treated as an Irish tax resident for Irish tax purposes. Consequently, if the combined company were to be treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, it could be liable for both U.S. and Irish taxes, which could have a material adverse effect on its financial condition and results of operations.

        If the 60% ownership test were met, several adverse U.S. federal income tax rules could apply to the U.S. affiliates of the combined company. In particular, in such case, Section 7874 could limit the ability of such U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset any taxable income or gain resulting from certain transactions, including any transfers or licenses of property to a foreign related person during the 10-year period following the merger. The Temporary Section 7874 Regulations generally expand the scope of these rules. If the 60% ownership test were met after the merger, such current and future limitations would apply to Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco), and their application could limit their ability to utilize such U.S. tax attributes against any income or gain recognized in connection with certain currently contemplated transactions (including certain transactions contemplated to be undertaken in connection with the contemplated spin-off). In such case, the application of such rules could result in significant additional U.S. tax liability. In addition, the Temporary Section 7874 Regulations (and certain related temporary regulations issued under other provisions of the Code) include new rules that would apply if the 60% ownership test were met, which, in such situation, may limit the combined company's ability to restructure or access cash earned by certain of its non-U.S. subsidiaries, in each case, without incurring substantial U.S. tax liabilities. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain stock compensation held directly or indirectly by certain "disqualified individuals" at a rate equal to 15%. The merger agreement permits Johnson Controls and Tyco to enter into agreements with their directors and executive officers providing for the reimbursement of any taxes imposed under Section 4985 of the Code in connection with the merger. See "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Other Compensation Matters."

        For a more detailed discussion of the application of Section 7874 to the merger, see "Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to the Combined Company."

Future potential changes to the tax laws could result in the combined company being treated as a U.S. corporation for U.S. federal tax purposes or in Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) being subject to certain adverse U.S. federal income tax rules, and such changes could, if adopted prior to closing, jeopardize the consummation of the merger.

        As discussed above, under current law, the combined company is expected to be treated as a non-U.S. corporation for U.S. federal tax purposes and Section 7874 is not otherwise expected to apply as a result of the merger. However, changes to Section 7874, or the U.S. Treasury regulations promulgated thereunder, could affect the combined company's status as a non-U.S. corporation for U.S. federal tax purposes or could result in the application of certain adverse U.S. federal income tax rules to Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco). Any such changes could have prospective or retroactive application, and may apply even if enacted after the merger is consummated. If the combined company were to be treated as a U.S. corporation for federal tax purposes or if Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) were to become subject to such adverse U.S. federal income tax rules, the combined company and its U.S. affiliates could be subject to substantially greater U.S. tax liability than currently contemplated.

        Each of the Johnson Controls board of directors and the Tyco board of directors may, subject to certain limitations, change its recommendation as a result of any effect that occurs after the date of the merger agreement, including any change in or issuance of, or proposed change in or issuance of, applicable law (whether or not yet approved or effective), if such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the effect would reasonably be expected to materially adversely affect the expected benefits of the merger to the company's shareholders from a financial point of view and that failure to change such recommendation would be inconsistent with the directors' fiduciary duties. Any such change in or issuance of, or proposed change in or issuance of, applicable law, could include changes relating to Section 7874, whether by statute, regulation or notice. In the event of such a change of recommendation, the other party may terminate the merger agreement. In addition, either party may terminate the merger agreement in response to any such effect that is a change in or issuance of, or proposed change in or issuance of, applicable law, subject to certain limitations. In the event of any such change of recommendation and termination, either Johnson Controls or Tyco may be required to pay a fee to the other party (in the case of Tyco, through an indirect wholly owned subsidiary of Tyco). For a more detailed discussion regarding termination fees, see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement."

        Recent legislative and other proposals have aimed to expand the scope of U.S. corporate tax residence, including in such a way as would cause the combined company to be treated as a U.S. corporation if the management and control of the combined company and its affiliates were determined to be located primarily in the United States. In addition, recent legislative and other proposals have aimed to expand the scope of Section 7874, or otherwise address certain perceived issues arising in connection with so-called inversion transactions. For example, a provision in the Obama Administration's 2017 budget proposals, which, if enacted in its present form, would be effective for transactions completed after December 31, 2016, as well as multiple proposals introduced by certain Democratic members of both houses of Congress, which, if enacted in their present form, would be effective retroactively to any transactions completed after May 8, 2014, would, among other things, treat a foreign acquiring corporation as a U.S. corporation for U.S. federal tax purposes under Section 7874 if the former shareholders of a U.S. corporation acquired by such foreign acquiring corporation own more than 50% of the shares of the foreign acquiring corporation after the acquisition. These proposals, if enacted in their present form and made effective to the date of the closing of the merger, would cause the combined company to be treated as a U.S. corporation for U.S. federal tax purposes. In such case, the combined company would be subject to substantially greater U.S. tax liability than currently contemplated.

        Other recent legislative and other proposals (including most recently proposed legislation introduced by Democratic members of the House of Representatives on February 23, 2016, which, if enacted in its present form, would be effective with respect to any transactions completed after May 8, 2014 and would apply to the combined company following the merger; proposed legislation introduced by Democratic members of the Senate on March 10, 2016, which, if enacted in its present form, would be effective with respect to taxable years ending after March 9, 2016; proposed legislation introduced by Democratic members of the Senate on March 10, 2016, which, if enacted in its present form, would, be effective with respect to taxable years beginning after the date of enactment; and proposed Treasury Regulations under Section 385 of the Code issued by the U.S. Treasury and the IRS on April 4, 2016 (the "Proposed Section 385 Regulations")), if enacted or finalized, could cause the combined company and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to deduct certain interest expense, and could cause the combined company and its affiliates to recognize additional taxable income. Any such proposals, and any other relevant provisions that could change on a prospective or retroactive basis, could have a significant adverse effect on the combined company and its affiliates. In particular, the Proposed Section 385 Regulations, which would generally apply to recharacterize certain debt obligations issued to related parties on or after April 4, 2016 as equity (or part equity and part debt), if finalized in their current form, would prevent the combined company from realizing certain tax benefits of the merger that would otherwise be available.

        It is presently uncertain whether any such proposals or other legislative action relating to the scope of U.S. tax residence, Section 7874 or so-called inversion transactions and inverted groups will be enacted into law, or whether the Proposed 385 Regulations will be finalized.

Future changes to U.S. and non-U.S. tax laws could adversely affect the combined company.

        The U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where the combined company and its affiliates will conduct business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, Ireland and other countries in which the combined company and its affiliates will do business could change on a prospective or retroactive basis, and any such changes could adversely affect the combined company.

Changes to the U.S. Model Income Tax Treaty could adversely affect the combined company.

        On February 17, 2016, the U.S. Treasury released a newly revised U.S. model income tax convention (the "model"), which is the baseline text used by the U.S. Treasury to negotiate tax treaties. The new model treaty provisions were preceded by draft versions released by the U.S. Treasury on May 20, 2015 (the "May 2015 draft") for public comment. The revisions made to the model address certain aspects of the model by modifying existing provisions and introducing entirely new provisions. Specifically, the new provisions target (i) permanent establishments subject to little or no foreign tax, (ii) special tax regimes, (iii) expatriated entities subject to Section 7874, (iv) the anti-treaty shopping measures of the limitation on benefits article and (v) subsequent changes in treaty partners' tax laws.

        With respect to new model provisions pertaining to expatriated entities, because it is expected that the merger will not result in the creation of an expatriated entity as defined in Section 7874, payments of interest, dividends, royalties and certain other items of income by or to Johnson Controls and/or its U.S. affiliates to or from non-U.S. persons would not be expected to become subject to full withholding tax, even if applicable treaties were subsequently amended to adopt the new model provisions. In response to comments the U.S. Treasury received regarding the May 2015 draft, the new model treaty provisions pertaining to expatriated entities fix the definition of "expatriated entity" to the meaning ascribed to such term under Section 7874(a)(2)(A) as of the date the relevant bilateral treaty is signed. However, as discussed above, the rules under Section 7874 are relatively new, complex and are the subject of current and future legislative and regulatory changes. Accordingly, there can be no assurance that the IRS will agree with the position that the merger does not result in the creation of an expatriated entity (within the meaning of Section 7874) under the law as in effect at the time the applicable treaty were amended or that such a challenge would not be sustained by a court, or that such position would not be affected by future or regulatory action which may apply retroactively to the merger.

The tax rate that will apply to the combined company is uncertain and may vary from expectations.

        There can be no assurance that the merger will improve the combined company's ability to maintain any particular worldwide effective corporate tax rate. Johnson Controls and Tyco cannot give any assurance as to what the combined company's effective tax rate will be after the merger because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which the combined company and its affiliates will operate. The combined company's actual effective tax rate may vary from Johnson Controls' and Tyco's expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have an adverse impact on the combined company and its affiliates.

Legislative or other governmental action in the U.S. could adversely affect the combined company's business.

        Legislative action may be taken by the U.S. Congress that, if ultimately enacted, could limit the availability of tax benefits or deductions that Tyco currently claims, override tax treaties upon which Tyco relies, or otherwise affect the taxes that the United States imposes on the combined company's worldwide operations. Such changes could materially adversely affect the combined company's effective tax rate and/or require the combined company to take further action, at potentially significant expense, to seek to preserve its effective tax rate. In addition, if proposals were enacted that had the effect of limiting the combined company's ability as an Irish company to take advantage of tax treaties with the United States, the combined company could incur additional tax expense and/or otherwise incur business detriment.

        In addition, various U.S. federal and state legislative and other proposals that would deny governmental contracts to U.S. companies (and subsidiaries of U.S. companies) that move (or have moved) their corporate locations abroad may affect the combined company if adopted. The likelihood that any such proposals might be adopted, the nature of regulations that might be promulgated, or the effect such adoptions and increased regulatory scrutiny might have on the combined company's business cannot be predicted.

Legislative or other governmental action relating to the denial of U.S. federal or state governmental contracts to U.S. companies that redomicile abroad could adversely affect Johnson Controls', Tyco's or the combined company's business.

        Various U.S. federal and state legislative and other proposals that would deny governmental contracts to U.S. companies (and subsidiaries of U.S. companies) that move (or have moved) their corporate location abroad may affect Johnson Controls, Tyco or the combined company if adopted. It is difficult to predict the likelihood that any such proposals might be adopted, the nature of the regulations that might be promulgated, or the effect such adoptions and increased regulatory scrutiny might have on Johnson Controls', Tyco's or the combined company's business.

The laws of Ireland differ from the laws in effect in the United States and may afford less protection to holders of securities in the combined company.

        It may not be possible to enforce court judgments obtained in the United States against the combined company in Ireland, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against the combined company or its directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws, or hear actions against the combined company or those persons based on those laws. Tyco and Johnson Controls have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

        A judgment obtained against the combined company will be enforced by the courts of Ireland if the following general requirements are met:

  •
  U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

  •
  the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

        A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons:

  •
  the judgment is not for a definite sum of money;

  •
  the judgment was obtained by fraud;

  •
  the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

  •
  the judgment is contrary to Irish public policy or involves certain U.S. laws which will not be enforced in Ireland; or

  •
  jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

        As an Irish company, the combined company will be governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of securities of the combined company may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

As a result of different shareholder voting requirements in Ireland relative to Wisconsin, the combined company will have less flexibility with respect to certain aspects of capital management than Johnson Controls currently has.

        Under Wisconsin law and Johnson Controls' charter and bylaws, Johnson Controls' directors may issue, without shareholder approval or any preemptive rights, any shares authorized by its articles of incorporation that are not already issued. Under Irish law, the combined company's directors may issue new ordinary or preferred shares once authorized to do so by the memorandum and articles of association of the combined company or by an ordinary resolution of the combined company's shareholders, such authorization being subject to a five-year time limit. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to waive their statutory preemption rights by way of special resolution or under the articles of association of the company, subject to a five-year limit on such waiver. Tyco is currently authorized (pursuant to its articles of association adopted on September 8, 2014) to issue up to the entire of the authorized but unissued share capital of Tyco as at the date of the authorization without applying pre-emption rights. For the purposes of issuing shares pursuant to the merger agreement, Tyco is asking its shareholders to increase the authorized but unissued share capital of Tyco by means of the Tyco pre-merger authorized share capital increase proposal and to permit the directors of Tyco to issue and allot those shares pursuant to the Tyco share issuance proposal. Following the consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital and, therefore, the authority of its directors to issue shares (on a non-preemptive basis) will require renewal. If such authority is not renewed by the passing of the Tyco allotment authority proposal and the Tyco pre-emption waiver proposal at the Tyco EGM, the combined company will be very limited in its ability to issue new ordinary shares. If the Tyco allotment authority proposal and the Tyco pre-emption waiver proposal are approved at the Tyco EGM, the authorities will expire on the earlier of the date of the combined company annual general meeting in 2017 or [            ] 2017 unless renewed. Johnson Controls and Tyco cannot provide any assurance that the proposals will be passed at the Tyco EGM or that the authorizations will always be renewed going forward, which could limit the combined company's ability to issue equity and thereby adversely affect the holders of the combined company's securities. While Johnson Controls and Tyco do not believe that the differences between Wisconsin law and Irish law relating to the combined company's capital management will have an adverse effect on the combined company, situations may arise where the flexibility Johnson Controls now has under Wisconsin law would have provided benefits to the combined company's shareholders that will not be available under

Irish law. See "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares."

Transfers of combined company ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

        It is expected that, for the majority of transfers of ordinary shares of the combined company, there will not be any Irish stamp duty. Transfers of combined company ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company ("DTC") are not subject to Irish stamp duty. But if you hold your combined company ordinary shares directly rather than beneficially through DTC, any transfer of your combined company ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). A shareholder who directly holds combined company ordinary shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party.

        Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your combined company ordinary shares. See "Certain Tax Consequences of the Merger—Irish Tax Considerations—Stamp Duty."

In certain limited circumstances, dividends paid by the combined company may be subject to Irish dividend withholding tax.

        In certain limited circumstances, Irish dividend withholding tax ("DWT") (currently at a rate of 20%) may arise in respect of dividends paid on ordinary shares of the combined company. A number of exemptions from DWT exist pursuant to which shareholders resident in the United States and shareholders resident in the countries listed in Annex F attached to this joint proxy statement/prospectus (the "Relevant Territories") may be entitled to exemptions from DWT.

        See "Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)" and, in particular, please note the requirement to complete certain relevant Irish Revenue Commissioners DWT forms ("DWT Forms") in order to qualify for many of the exemptions.

        Dividends paid in respect of combined company ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is recorded as being in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company). Similarly, dividends paid in respect of combined company ordinary shares that are held outside of DTC and are owned by a former Johnson Controls shareholder who is a resident of the United States will not be subject to DWT if such shareholder satisfies the conditions of one of the exemptions including the requirement to furnish a completed IRS Form 6166 or a valid DWT Form to the combined company's transfer agent to confirm U.S. residence and claim an exemption. Combined company shareholders resident in other Relevant Territories may also be eligible for exemption from DWT on dividends paid in respect of their combined company ordinary shares provided they satisfy the conditions of one of the exemptions including the requirement to furnish valid DWT Forms to their brokers (in respect of such shares held through DTC) (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company) or to the combined company's transfer agent (in respect of such shares held outside of DTC). Other combined company shareholders may be subject to DWT, which could adversely affect the price of your combined company ordinary shares. For more information on DWT, see "Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)."

Risks Related to Johnson Controls' Business

        You should read and consider the risk factors specific to Johnson Controls' business that will also affect the combined company after the merger. These risks are described in Part I, Item 1A of Johnson Controls' Annual Report on Form 10-K for the fiscal year ended September 30, 2015, as such risks may be updated or supplemented in Johnson Controls' subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to Tyco's Business

        You should read and consider the risk factors specific to Tyco's businesses that will also affect the combined company after the merger. These risks are described in Part I, Item 1A of Tyco's Annual Report on Form 10-K for the fiscal year ended September 25, 2015, as such risks may be updated or supplemented in Tyco's subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" for the location of information incorporated by reference in this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Johnson Controls', Tyco's or the combined company's future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls and Tyco caution that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls' and/or Tyco's control, that could cause Johnson Controls', Tyco's or the combined company's actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls' and/or Tyco's ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco ordinary shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls' business, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully, Tyco's access to available financing, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls' business is included in the section entitled "Risk Factors" in Johnson Controls' Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.jci.com under the "Investors" tab, as well as any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K updating or supplementing such factors. A detailed discussion of risks related to Tyco's business is included in the section entitled "Risk Factors" in Tyco's Annual Report on Form 10-K for the fiscal year ended September 25, 2015 filed with the SEC on November 13, 2015 and available at www.sec.gov and www.tyco.com under the "Investor Relations" tab, as well as any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K updating or supplementing such factors. Any forward-looking statements in this joint proxy statement/prospectus are only made as of the date of this joint proxy statement/prospectus, unless otherwise specified, and, except as required by law, neither Johnson Controls nor Tyco assume any obligation, and each disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this joint proxy statement/prospectus.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JOHNSON CONTROLS

        The following selected historical consolidated financial data is derived from the section titled "Selected Financial Data" contained in Johnson Controls' Annual Report on Form 10-K for the year ended September 30, 2015 that Johnson Controls filed with the SEC on November 18, 2015, portions of which (including Part I, Item 1. Business, and the following items from Part II of the Annual Report: Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis and Item 8. Financial Statements and Supplementary Data) were recast in Johnson Controls' Current Report on Form 8-K filed with the SEC on March 3, 2016, and Johnson Controls' Quarterly Report on Form 10-Q for the period ended March 31, 2016 filed with the SEC on April 29, 2016. The information set forth below is only a summary that should be read together with the historical audited consolidated financial statements of Johnson Controls and the related notes, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Johnson Controls' Annual Report on Form 10-K for the year ended September 30, 2015 that Johnson Controls filed with the SEC on November 18, 2015, portions of which (including Part I, Item 1. Business, and the following items from Part II of the Annual Report: Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis and Item 8. Financial Statements and Supplementary Data) were recast in Johnson Controls' Current Report on Form 8-K filed with the SEC on March 3, 2016 and Johnson Controls' Quarterly Report on Form 10-Q for the period ended March 31, 2016 filed with the SEC on April 29, 2016, all of which are incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see "Where You Can Find More Information."

	Six months ended/As of March 31,		Year Ended/As of September 30,
	2016	2015	2015	2014	2013	2012	2011
	(Millions, except per share amounts, number of employees, number of shareholders and percentages)
OPERATING RESULTS
Net sales	$17,960	$18,822	$37,179	$38,749	$37,145	$36,310	$35,390
Segment income(1)	1,389	1,386	3,258	2,721	2,511	2,227	2,088
Income (loss) from continuing operations attributable to Johnson Controls, Inc.(6)	(80)	933	1,439	1,404	992	1,003	1,317
Net income (loss) attributable to Johnson Controls, Inc.	(80)	1,036	1,563	1,215	1,178	1,184	1,415
Earnings (loss) per share from continuing operations(6)
Basic	$(0.12)	$1.42	$2.20	$2.11	$1.45	$1.47	$1.94
Diluted	(0.12)	1.40	2.18	2.08	1.44	1.46	1.92
Return on average shareholders' equity attributable to Johnson Controls, Inc.(2)(6)	-1%	9%	13%	12%	8%	9%	12%
Capital expenditures	$543	$556	$1,135	$1,199	$1,377	$1,831	$1,325
Depreciation and amortization	445	429	860	955	952	824	731
Number of employees	155,000	168,000	139,000	168,000	170,000	170,000	162,000
FINANCIAL POSITION
Working capital(3)	$774	$1,326	$278	$464	$499	$1,816	$1,220
Total assets	31,199	30,960	29,595	32,785	31,643	31,014	29,931
Long-term debt	5,143	5,448	5,745	6,357	4,560	5,321	4,533
Total debt	7,026	7,584	6,610	6,680	5,498	6,068	5,146
Shareholders' equity attributable to Johnson Controls, Inc.	9,984	10,583	10,376	11,311	12,314	11,625	11,154
Total debt to capitalization(4)	41%	42%	39%	37%	31%	34%	32%
Net book value per share(5)	$15.40	$16.16	$16.03	$17.00	$17.99	$17.04	$16.40
COMMON SHARE INFORMATION
Dividends per share	$0.58	$0.52	$1.04	$0.88	$0.76	$0.72	$0.64
Market prices
High	$47.32	$52.00	$54.52	$52.50	$43.49	$35.95	$42.92
Low	33.62	38.60	38.48	39.42	24.75	23.37	25.91
Weighted average shares (in millions)
Basic	648.0	657.9	655.2	666.9	683.7	681.5	677.7
Diluted	648.0	664.7	661.5	674.8	689.2	688.6	689.9
Number of shareholders	34,915	35,966	35,425	36,687	38,067	40,019	43,340

(1)
Segment income is calculated as income from continuing operations before income taxes and noncontrolling interests excluding net financing charges, significant restructuring and impairment costs, and net mark-to-market adjustments on pension and postretirement plans.

(2)
Return on average shareholders' equity attributable to Johnson Controls (ROE) represents income from continuing operations attributable to Johnson Controls, Inc. divided by average shareholders' equity attributable to Johnson Controls, Inc.

(3)
Working capital is defined as current assets less current liabilities, excluding cash, short-term debt, the current portion of long-term debt, and the current portion of assets and liabilities held for sale.

(4)
Total debt to total capitalization represents total debt divided by the sum of total debt and shareholders' equity attributable to Johnson Controls, Inc.

(5)
Net book value per share represents shareholders' equity attributable to Johnson Controls, Inc. divided by the number of common shares outstanding at the end of the period.

(6)
Income (loss) from continuing operations attributable to Johnson Controls, Inc. includes $229 million, $397 million, $324 million, $903 million and $271 million of significant restructuring and impairment costs in the six months ended March 31, 2016, and in fiscal year 2015, 2014, 2013 and 2012, respectively. It also includes $422 million, $237 million, $(407) million, $494 million and $310 million of net mark-to-market charges (gains) on pension and postretirement plans in fiscal year 2015, 2014, 2013, 2012 and 2011, respectively. The preceding amounts are stated on a pre-tax basis.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TYCO

        The following selected historical consolidated financial data is derived from the section titled "Selected Financial Data" contained in Tyco's Annual Report on Form 10-K for the year ended September 25, 2015 that Tyco filed with the SEC on November 13, 2015, portions of which (including the following items from Part II of the Annual Report: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Financial Statements and Supplementary Data and Item 9A. Controls and Procedures) were recast in Tyco's Current Report on Form 8-K filed with the SEC on March 11, 2016, Tyco's Quarterly Report on Form 10-Q for the period ended March 25, 2016 filed with the SEC on April 29, 2016 and Tyco's Quarterly Report on Form 10-Q for the period ended March 27, 2015 filed with the SEC on April 24, 2015.

        The information set forth below is only a summary that should be read together with the historical audited consolidated financial statements of Tyco and the related notes, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations " contained in Tyco's Annual Report on Form 10-K for the year ended September 25, 2015 that Tyco filed with the SEC on November 13, 2015, portions of which (including the following items from Part II of the Annual Report: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Financial Statements and Supplementary Data and Item 9A. Controls and Procedures) were recast in Tyco's Current Report on Form 8-K filed with the SEC on March 11, 2016, and Tyco's Quarterly Report on Form 10-Q for the period ended March 25, 2016 filed with the SEC on April 29, 2016, all of which are incorporated by reference into this joint proxy statement/prospectus, and Tyco's Quarterly Report on Form 10-Q for the period ended March 27, 2015 filed with the SEC on April 24, 2015. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see "Where You Can Find More Information."

	For the Six Months Ended
			Fiscal Year
	March 25, 2016	March 27, 2015
			2015(3)	2014	2013	2012(4)(5)	2011
	($ in millions, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$4,707	$4,908	$9,902	$10,332	$10,058	$9,875	$10,069
Income (loss) from continuing operations attributable to Tyco ordinary shareholders(1)	217	347	617	797	446	(411)	551
Net income attributable to Tyco ordinary shareholders(2)	222	329	551	1,838	536	472	1,719
Basic earnings per share attributable to Tyco ordinary shareholders:
Income (loss) from continuing operations	0.51	0.83	1.47	1.75	0.96	(0.89)	1.16
Net income	0.52	0.78	1.31	4.04	1.15	1.02	3.63
Diluted earnings per share attributable to Tyco ordinary shareholders:
Income (loss) from continuing operations	0.51	0.81	1.44	1.72	0.94	(0.89)	1.15
Net income	0.52	0.77	1.29	3.97	1.14	1.02	3.59
Cash dividends per share	0.41	0.36	0.77	0.68	0.62	0.90	0.99
Consolidated Balance Sheet Data (End of Year):
Total assets	$11,611	$11,695	$12,321	$11,809	$12,176	$12,365	$26,702
Long-term debt	2,159	1,732	2,159	1,443	1,443	1,481	4,105
Total Tyco shareholders' equity	4,142	4,181	4,041	4,647	5,098	4,994	14,149

(1)
Income (loss) from continuing operations attributable to Tyco ordinary shareholders for fiscal year 2015 includes an $81 million loss on extinguishment of debt. Fiscal years 2014 and 2012 include asbestos related charges of $462 million and $111 million, respectively. Fiscal 2014 also includes a net gain of $216 million relating to the sale of Tyco's common equity stake in Atkore and $96 million of legacy legal reversal and recoveries. In addition, fiscal 2013 includes $100 million in environmental remediation costs related to Tyco's Marinette facility.

(2)
Net income attributable to Tyco ordinary shareholders for the fiscal year 2014 includes a gain on divestiture of approximately $1.0 billion related to the sale of ADT Korea which is presented in (Loss) income from discontinued operations. Net income attributable to Tyco ordinary shareholders for the fiscal years 2012 and 2011 also includes income from discontinued operations of $804 million and $1,102 million, respectively, which is related to The ADT Corporation ("ADT") and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd.) ("Tyco Flow Control").

(3)
The increase in long-term debt was due to the issuance of approximately $2.1 billion of debt, partially offset by the redemption of the $364 million aggregate principal of 8.5% notes due 2019. In addition, Tyco announced the October 2015 redemption of its outstanding $242 million aggregate principal amount of 7.0% notes due 2019 and $462 million aggregate principal amount of 6.875% notes due 2021, which were classified as current as of September 25, 2015.

(4)
The decrease in total assets and total Tyco shareholders' equity in fiscal 2012 is due to the distribution of ADT and Tyco Flow Control.

(5)
The decrease in long-term debt is due to the $2.6 billion redemption of various debt securities in connection with the spin-off of ADT and Tyco Flow Control and subsequent merger of Pentair, Inc. with a subsidiary of Tyco Flow Control.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        The following selected unaudited pro forma combined financial data (the "selected pro forma data") gives effect to the merger of Johnson Controls and Tyco. The merger has been accounted for as a reverse acquisition with Johnson Controls considered to be acquiring Tyco in the merger for accounting purposes. The selected pro forma data has been prepared using the acquisition method of accounting under U.S. GAAP, under which the assets and liabilities of Tyco will be recorded by Johnson Controls at their respective fair values as of the date the merger is consummated. The selected unaudited pro forma combined balance sheet data as of March 31, 2016 gives a preliminary effect to the merger as if it had occurred on March 31, 2016. The selected unaudited pro forma combined statement of operations data for the year ended September 30, 2015 and the six months ended March 31, 2016, gives effect to the merger as if it had occurred on October 1, 2014. The selected pro forma data is shown both before and after giving effect to the separation of Johnson Controls' Automotive Experience business.

        The selected pro forma data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information was based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Johnson Controls and Tyco for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. For more information, see "Where You Can Find More Information" and "Unaudited Pro Forma Combined Financial Information." The selected pro forma data has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the merger been consummated as of the dates indicated. In addition, the selected pro forma data does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data is subject to adjustment and may vary significantly from the fair values that will be recorded upon consummation of the merger.

	As of or for the Six Months Ended March 31, 2016		As of or for the Year Ended September 30, 2015
	Pre-spin	Post-spin	Pre-spin	Post-spin
	(in millions, except per share amounts)
Pro Forma Combined Statement of Income Data
Net sales	$22,651	$14,120	$47,046	$26,967
Cost of sales	17,606	9,893	37,118	18,955
Gross profit	5,045	4,227	9,928	8,012
Income from continuing operations	152	723	1,753	1,062
Net income from continuing operations attributable to controlling shareholders	52	663	1,643	1,018
Basic earnings per share attributable to controlling shareholders from continuing operations	0.06	0.70	1.75	1.08
Diluted earnings per share attributable to controlling shareholders from continuing operations	0.05	0.70	1.73	1.07
Pro Forma Combined Statement of Financial Position Data
Working capital	$1,495	$1,727
Total assets	56,364	45,709
Long-term debt	10,736	10,704
Shareholders' equity attributable to Johnson Controls and Tyco	22,625	16,646

 COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

        The following table sets forth (i) selected per share information for Johnson Controls common stock on a historical basis for the year ended September 30, 2015 and the six months ended March 31, 2016, (ii) selected per share information for Tyco ordinary shares on a historical basis for the year ended September 25, 2015 and the six months ended March 25, 2016 and (iii) selected per share information on a pro forma combined basis and Tyco equivalent basis for the year ended September 30, 2015 and the six months ended March 31, 2016. Except for the historical cash dividends per share and earnings per share attributable to Johnson Controls shareholders from continuing operations information as of and for the year ended September 30, 2015, in the case of Johnson Controls, and the historical information as of and for the year ended September 25, 2015, in the case of Tyco, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. You should read the data with the historical consolidated financial statements and related notes of Tyco contained in its Annual Report on Form 10-K for the year ended September 25, 2015, portions of which (including the following items from Part II of the Annual Report: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Financial Statements and Supplementary Data and Item 9A. Controls and Procedures) were recast in Tyco's Current Report on Form 8-K filed with the SEC on March 11, 2016, the historical consolidated financial statements and related notes of Johnson Controls contained in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 that Johnson Controls filed with the SEC on November 18, 2015, portions of which (including Part I, Item 1. Business, and the following items from Part II of the Annual Report: Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis and Item 8. Financial Statements and Supplementary Data) were recast in Johnson Controls' Current Report on Form 8-K filed with the SEC on March 3, 2016 and Johnson Controls' and Tyco's respective Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and March 25, 2016, all of which are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

        The pro forma combined and Tyco equivalent pro forma earnings per share from continuing operations were calculated using the methodology described in the section entitled "Unaudited Pro Forma Combined Financial Information" and take into account the Tyco share consolidation. The pro forma combined per share amounts (i) reflect the 0.955-for-one share consolidation to be effected by Tyco immediately prior to consummation of the merger and (ii) are shown both before and after giving effect to the separation of Johnson Controls' Automotive Experience business. See "Unaudited Pro Forma Combined Financial Information."

Johnson Controls Historical	As of or for the Six Months Ended March 31, 2016	As of or for the Year Ended September 30, 2015
Book value per share	$15.40	$16.03
Cash dividends per share	$0.58	$1.04
Earnings (loss) per share attributable to Johnson Controls shareholders from continuing operations
Basic	$(0.12)	$2.20
Diluted	$(0.12)	$2.18

Tyco Historical	As of or for the Six Months Ended March 25, 2016	As of or for the Year Ended September 25, 2015
Book value per share	$9.74	$9.56
Cash dividends per share	$0.41	$0.77
Earnings per share attributable to Tyco shareholders from continuing operations
Basic	$0.51	$1.47
Diluted	$0.51	$1.44

	As of or for the Six Months Ended March 31, 2016		As of or for the Year Ended September 30, 2015
Combined Company Pro Forma	Pre-spin	Post-spin	Pre-spin	Post-spin
Book value per share	$23.98	$17.65	n/a	n/a
Cash dividends per share(1)
Basic earnings per share attributable to controlling shareholders from continuing operations	$0.06	$0.70	$1.75	$1.08
Diluted earnings per share attributable to controlling shareholders from continuing operations	$0.05	$0.70	$1.73	$1.07

(1)
The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. The dividend policy of the combined company will be determined by the combined company board of directors following the merger.

Tyco Pro Forma Equivalent

        The 0.955 for 1 share consolidation is reflected in the Combined Company Pro Forma per share data above (see Note 8 of the Unaudited Pro Forma Combined Financial Information for the calculation of pro forma basic and diluted earnings per share of the combined company). Subsequent to the Tyco share consolidation occurring immediately prior to the merger, Johnson Controls shareholders will receive one share of the combined company for each share of Johnson Controls common stock. Accordingly, there would be no change for Tyco on an equivalent pro forma basis.

 THE JOHNSON CONTROLS SPECIAL MEETING

Date, Time and Place of the Johnson Controls Special Meeting

        The special meeting of Johnson Controls shareholders will be held at [            ], at [            ] (local time), on [                        ], 2016. On or about [                        ], 2016, Johnson Controls commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its shareholders entitled to vote at the Johnson Controls special meeting.

Purpose of the Johnson Controls Special Meeting

        At the Johnson Controls special meeting, Johnson Controls shareholders will be asked to approve the following items:

  1.
  the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

  2.
  the adjournment of the Johnson Controls special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of approving the Johnson Controls merger proposal; and

  3.
  on a non-binding, advisory basis, the compensation that may become payable to Johnson Controls' named executive officers that is based on or otherwise relates to the merger, as disclosed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers."

Recommendation of the Johnson Controls Board of Directors

        The Johnson Controls board of directors recommends that you vote "FOR" the Johnson Controls merger proposal, "FOR" the Johnson Controls adjournment proposal and "FOR" the Johnson Controls advisory compensation proposal. See "The Merger—Recommendation of the Johnson Controls Board of Directors and Johnson Controls' Reasons for the Merger."

        Consummation of the merger is conditioned on approval of the Johnson Controls merger proposal, but is not conditioned on the approval of the Johnson Controls adjournment proposal or the Johnson Controls advisory compensation proposal.

Johnson Controls Record Date and Quorum

Record Date

        The Johnson Controls board of directors has fixed the close of business on [                        ], 2016 as the record date for determining the holders of shares of Johnson Controls common stock entitled to receive notice of and to vote at the Johnson Controls special meeting.

        As of the Johnson Controls record date, there were [            ] shares of Johnson Controls common stock outstanding and entitled to vote at the Johnson Controls special meeting held by [            ] holders of record. Each share of Johnson Controls common stock entitles the holder to one vote at the Johnson Controls special meeting on each proposal to be considered at the Johnson Controls special meeting. Johnson Controls shares that are held in treasury will not be entitled to vote at the Johnson Controls special meeting.

Quorum

        The presence of the holders of stock representing a majority of the voting power of all shares of Johnson Controls common stock issued and outstanding and entitled to vote at the Johnson Controls special meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions will be counted as present for purposes of determining a quorum. Because it is expected that all proposals to be voted on at the Johnson Controls special meeting will be "non-routine" matters, broker non-votes (which are shares of Johnson Controls common stock held by banks, brokers or other nominees that are present in person or by proxy at the Johnson Controls special meeting but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of determining a quorum. Shares of Johnson Controls common stock held in treasury will not be included in the calculation of the number of shares of Johnson Controls stock represented at the Johnson Controls special meeting for purposes of determining a quorum.

        As of the Johnson Controls record date, directors and executive officers of Johnson Controls and their affiliates owned and were entitled to vote [                ] shares of Johnson Controls common stock, representing less than 1% of the shares of Johnson Controls common stock outstanding on that date, and directors and executive officers of Tyco and their affiliates owned and were entitled to vote [                ] shares of Johnson Controls common stock, representing less than 1% of the shares of Johnson Controls common stock outstanding on that date. Johnson Controls currently expects that Johnson Controls' directors and executive officers will vote their shares in favor of the Johnson Controls merger proposal, the Johnson Controls adjournment proposal and the Johnson Controls advisory compensation proposal, although none of them has entered into any agreement obligating him or her to do so.

Required Vote

Required Vote to Approve the Johnson Controls Merger Proposal

        Approval of the Johnson Controls merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock.

Required Vote to Approve the Johnson Controls Adjournment Proposal

        Approval of the Johnson Controls adjournment proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

Required Vote to Approve the Johnson Controls Advisory Compensation Proposal

        Approval of the Johnson Controls advisory compensation proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

Treatment of Abstentions; Failure to Vote

        For purposes of the Johnson Controls special meeting, an abstention occurs when a Johnson Controls shareholder attends the Johnson Controls special meeting in person and does not vote or returns a proxy marked "ABSTAIN."

  •
  For the Johnson Controls merger proposal, an abstention or a failure to vote will have the same effect as a vote cast "AGAINST" this proposal.

  •
  For the Johnson Controls adjournment proposal, an abstention will have no effect on the vote count for this proposal. If a Johnson Controls shareholder fails to vote or to instruct his or her bank, broker or other nominee on how to vote and is not present in person or by proxy at the

    Johnson Controls special meeting, it will also have no effect on the vote count for the Johnson Controls adjournment proposal.

  •
  For the Johnson Controls advisory compensation proposal, an abstention will have no effect on the vote count for this proposal. If a Johnson Controls shareholder fails to vote or to instruct his or her bank, broker or other nominee on how to vote and is not present in person or by proxy at the Johnson Controls special meeting, it will also have no effect on the vote count for the Johnson Controls advisory compensation proposal.

Voting of Proxies; Incomplete Proxies

        Giving a proxy means that a Johnson Controls shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Johnson Controls special meeting in the manner it directs. A Johnson Controls shareholder may vote by proxy or in person at the Johnson Controls special meeting. If you hold your shares of Johnson Controls common stock in your name as a shareholder of record, to submit a proxy, you, as a Johnson Controls shareholder, may use one of the following methods:

  •
  By Internet.  The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card. To be valid, your Internet proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting.

  •
  By Telephone.  The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting.

  •
  By Mail.  Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided. To be valid, your proxy by mail must be received by 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting.

  •
  In Person.  You may also vote your shares in person at the Johnson Controls special meeting.

        Johnson Controls requests that Johnson Controls shareholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Johnson Controls in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the shares of Johnson Controls common stock represented by it will be voted at the Johnson Controls special meeting in accordance with the instructions contained on the proxy card.

        If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Johnson Controls common stock represented by your proxy will be voted "FOR" each such proposal in accordance with the recommendation of the Johnson Controls board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the Johnson Controls special meeting.

        If your shares of Johnson Controls common stock are held in "street name" by a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may give voting instructions by telephone or the Internet.

        EVERY JOHNSON CONTROLS SHAREHOLDER'S VOTE IS IMPORTANT. ACCORDINGLY, EACH JOHNSON CONTROLS SHAREHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT THE JOHNSON CONTROLS SHAREHOLDER PLANS TO ATTEND THE JOHNSON CONTROLS SPECIAL MEETING IN PERSON.

Shares Held in "Street Name"

        If your shares of Johnson Controls common stock are held in "street name" through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Johnson Controls common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee.

        You may not vote shares held in "street name" by returning a proxy card directly to Johnson Controls or by voting in person at the Johnson Controls special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, banks, brokers or other nominees who hold shares of Johnson Controls common stock on behalf of their customers may not give a proxy to Johnson Controls to vote those shares with respect to any of the Johnson Controls proposals without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on any of the Johnson Controls proposals. Therefore, if your shares of Johnson Controls common stock are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares,

  1.
  your bank, broker or other nominee may not vote your shares on the Johnson Controls merger proposal, which will have the same effect as a vote "AGAINST" this proposal;

  2.
  your bank, broker or other nominee may not vote your shares on the Johnson Controls adjournment proposal, which will have no effect on the vote count for this proposal; and

  3.
  your bank, broker or other nominee may not vote your shares on the Johnson Controls advisory compensation proposal, which will have no effect on the vote count for this proposal.

        If your shares of Johnson Controls common stock are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares with respect to any of the Johnson Controls proposals, your shares will not be counted toward determining whether a quorum is present. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Johnson Controls proposals.

Revocability of Proxies and Changes to a Johnson Controls Shareholder's Vote

        If you are a Johnson Controls shareholder of record, you may revoke or change your proxy at any time before it is voted at the Johnson Controls special meeting by:

  •
  sending a written notice of revocation to the Johnson Controls Corporate Secretary, Johnson Controls, Inc., 5757 North Green Bay Avenue, Milwaukee, Wisconsin 53209 that is received by Johnson Controls prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting, stating that you would like to revoke your proxy;

  •
  submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Johnson Controls prior to 11:59 p.m. (U.S. Eastern Time) on the day preceding the Johnson Controls special meeting; or

  •
  attending the Johnson Controls special meeting and voting in person.

        If you are a Johnson Controls shareholder whose shares are held in "street name" by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the Johnson Controls special meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

        Attending the Johnson Controls special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Johnson Controls special meeting to change your vote.

Solicitation of Proxies

        The cost of solicitation of proxies from Johnson Controls shareholders will be borne by Johnson Controls. Johnson Controls will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Johnson Controls common stock. Johnson Controls has retained a professional proxy solicitation firm D.F. King & Co., Inc., to assist in the solicitation of proxies for an initial fee of $25,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Johnson Controls' directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Johnson Controls Special Meeting

        Subject to space availability and certain security procedures, all Johnson Controls shareholders as of the Johnson Controls record date, or their duly appointed proxies, may attend the Johnson Controls special meeting. Admission to the Johnson Controls special meeting will be on a first-come, first-served basis.

        Each person attending the Johnson Controls special meeting must have an admission ticket or proof of ownership of Johnson Controls stock, as well as a valid government-issued photo identification, such as a valid driver's license or passport, to be admitted to the meeting.

        To request your admission ticket to the Johnson Controls special meeting, please send your request and proof of stock ownership described below by one of the following methods:

  •
  Email to: Shareholder.Services@jci.com; or

  •
  Mail to: Johnson Controls, Inc.
  Attn: Shareholder Services X-76
  5757 North Green Bay Ave.
  Milwaukee, Wisconsin 53209-4408

        If you are a registered shareholder (i.e., you hold your shares through Johnson Controls' transfer agent, Wells Fargo Bank, N.A.) or if you own shares through one of Johnson Controls' retirement or employee savings and investment plans, you may reserve your ticket by providing your name and address as shown on your account or voting materials with your admission ticket request.

        If you hold your shares through a bank, broker or nominee, you may reserve your ticket by providing your name and address, along with proof of your ownership as of [            ], such as your most recent account statement or a letter from your bank or broker.

        Admission ticket requests are processed in the order they are received and must be received no later than 5:00 p.m. Central Time on [            ], 2016. Please include your e-mail address or telephone number in your mail communication in case Johnson Controls needs to contact you regarding your ticket request. You will receive your admission ticket by the same method by which you submitted your request. The admission ticket is not transferable.

        A Johnson Controls shareholder may appoint a representative to attend the Johnson Controls special meeting and/or vote on his/her behalf. An admission ticket must be requested by the Johnson Controls shareholder but will be issued in the name of the authorized representative. Any individual holding an admission ticket that is not issued in his/her name will not be admitted to the Johnson Controls special meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the Johnson Controls special meeting, please contact D.F. King & Co., Inc., the proxy solicitation agent for Johnson Controls, by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, or by telephone toll-free at (800) 814-9324 or by call collect at (212) 269-5550.

JOHNSON CONTROLS PROPOSALS

Johnson Controls Merger Proposal

        As discussed throughout this joint proxy statement/prospectus, Johnson Controls is asking its shareholders to approve the Johnson Controls merger proposal. Under the terms of the merger agreement, the businesses of Johnson Controls and Tyco will be combined under a single company. The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company." Shares of Johnson Controls common stock currently trade on the NYSE under the symbol "JCI," and Tyco ordinary shares currently trade on the NYSE under the symbol "TYC." Following the merger, Johnson Controls common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded, and the ordinary shares of the combined company will trade on the NYSE using the current Johnson Controls symbol "JCI."

        Holders of shares of Johnson Controls common stock should carefully read this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of shares of Johnson Controls common stock are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

        Consummation of the merger is conditioned on approval of the Johnson Controls merger proposal.

Vote Required and Johnson Controls Board Recommendation

        Approval of the Johnson Controls merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Johnson Controls common stock.

        The Johnson Controls board of directors recommends a vote "FOR" the Johnson Controls merger proposal.

Johnson Controls Adjournment Proposal

        Johnson Controls is asking its shareholders to approve the adjournment of the Johnson Controls special meeting to another time and place if necessary or appropriate to solicit additional votes in favor of the Johnson Controls merger proposal. The merger agreement provides that the Johnson Controls special meeting will not be postponed without the mutual agreement of Johnson Controls and Tyco.

        Consummation of the merger is not conditioned on the approval of the Johnson Controls adjournment proposal.

Vote Required and Johnson Controls Board Recommendation

        Approval of the Johnson Controls adjournment proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

        The Johnson Controls board of directors recommends a vote "FOR" the Johnson Controls Adjournment Proposal.

Johnson Controls Advisory Compensation Proposal

        Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Johnson Controls is seeking non-binding, advisory shareholder approval of the compensation of Johnson Controls' named executive officers that is based on or otherwise relates to the merger as disclosed in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers." The proposal gives Johnson Controls' shareholders the opportunity to express their views on the merger-related compensation of Johnson Controls' named executive officers. Accordingly, Johnson Controls is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

"RESOLVED, that the compensation that may be paid or become payable to Johnson Controls' named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in "The Merger—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers," is hereby APPROVED."

        Consummation of the merger is not conditioned on approval of the Johnson Controls advisory compensation proposal. Because the vote is advisory in nature only, it will not be binding on either Johnson Controls or the combined company. Accordingly, to the extent Johnson Controls or the combined company is contractually obligated to pay the compensation, the compensation will be payable to the Johnson Controls named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the merger consummated, regardless of the outcome of the advisory vote.

Vote Required and Johnson Controls Board Recommendation

        Approval of the Johnson Controls advisory compensation proposal requires that the votes cast by Johnson Controls shareholders present in person or represented by proxy at the Johnson Controls special meeting and entitled to vote on the proposal in favor of the proposal exceed the votes cast by such shareholders against the proposal.

        The Johnson Controls board of directors recommends a vote "FOR" the Johnson Controls advisory compensation proposal.

Other Matters to Come Before the Johnson Controls Special Meeting

        No other matters are intended to be brought before the Johnson Controls special meeting by Johnson Controls. If any other matters properly come before the Johnson Controls special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the recommendation of Johnson Controls board of directors on any such matter (unless the Johnson Controls shareholder checks the box on the proxy card to withhold discretionary voting authority).

 THE TYCO EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Tyco EGM

        The Tyco EGM will be held at [            ], at [            ] (local time), on [            ], 2016. On or about [            ], 2016, Tyco commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its shareholders entitled to vote at the Tyco EGM.

Purpose of the Tyco EGM

        At the Tyco EGM, Tyco shareholders will be asked to approve the following items:

  1.
  the amendments to the Tyco memorandum of association set forth in Annex B-1 to this joint proxy statement/prospectus;

  2.
  the amendments to the Tyco articles of association set forth in Annex B-2 to this joint proxy statement/prospectus;

  3.
  the consolidation of Tyco ordinary shares whereby, immediately prior to the effective time of the merger, every issued and unissued Tyco ordinary share will be consolidated into 0.955 Tyco ordinary shares;

  4.
  an increase to the authorized share capital of Tyco such that the number of authorized ordinary shares of Tyco immediately following the Tyco share consolidation is equal to 1,000,000,000 (the number of authorized ordinary shares of Tyco immediately prior to the Tyco share consolidation);

  5.
  the issuance of Tyco ordinary shares in connection with the merger as contemplated by the merger agreement;

  6.
  the change of name of the combined company to "Johnson Controls plc" effective as of the effective time of the merger or as promptly as reasonably practicable thereafter, subject to approval of the Registrar of Companies in Ireland;

  7.
  an increase, effective as of the effective time of the merger, to the authorized share capital of Tyco in an amount equal to 1,000,000,000 ordinary shares and 100,000,000 preferred shares;

  8.
  the allotment of relevant securities (as defined in the Irish Companies Act) for issuances after the merger of up to approximately 33% of the combined company's post-merger issued share capital;

  9.
  the disapplication of statutory pre-emption rights in respect of issuances of equity securities (as defined in the Irish Companies Act) for cash for issuances after the merger of up to approximately 5% of the combined company's post-merger issued share capital;

  10.
  the renominalization of Tyco ordinary shares such that the nominal value of each ordinary share will be decreased by approximately $0.00047 to $0.01 (matching its pre-consolidation nominal value) with the amount of the deduction being credited to undenominated capital; and

  11.
  the reduction of some or all of the share premium of Tyco resulting from the merger to allow the creation of additional distributable reserves of the combined company.

Recommendation of the Tyco Board of Directors

        The Tyco board of directors recommends that the Tyco shareholders vote their Tyco ordinary shares "FOR" each of the Tyco governing documents proposals, "FOR" the Tyco share consolidation proposal, "FOR" the Tyco pre-merger authorized share capital increase proposal, "FOR" the Tyco share issuance proposal, "FOR" the Tyco name change proposal, "FOR" the Tyco authorized share capital increase proposal, "FOR" the Tyco allotment authority proposal, "FOR" the Tyco pre-emption waiver proposal, "FOR" the Tyco share renominalization proposal and "FOR" the Tyco distributable reserves creation proposal. See "The Merger—Recommendation of the Tyco Board of Directors and Tyco's Reasons for the Merger."

        Consummation of the merger is conditioned on the approval of each of resolutions 1 and 2 (the Tyco governing documents proposals), resolution 3 (the Tyco share consolidation proposal), resolution 4 (the Tyco pre-merger authorized share capital increase proposal), resolution 5 (the Tyco share issuance proposal) and resolution 6 (the Tyco name change proposal).

        Consummation of the merger is not conditioned on the approval of resolution 7 (the Tyco authorized share capital increase proposal), resolution 8 (the Tyco allotment authority proposal), resolution 9 (the Tyco pre-emption waiver proposal), resolution 10 (the Tyco share renominalization proposal) and resolution 11 (the Tyco distributable reserves creation proposal).

Tyco Record Date and Quorum

  Record Date

        The record date for the Tyco EGM has been fixed by the board of directors as the close of business on [            ], 2016. Tyco shareholders of record at that time are entitled to vote at the Tyco EGM.

  Quorum

        The presence of two or more persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all) more than 50% of the total issued voting rights of Tyco's shares is necessary to constitute a quorum. Abstentions and broker non-votes (ordinary shares of Tyco held by banks, brokers or other nominees of record that are present in person or represented by proxy at the Tyco EGM but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker or other shareholder of record does not have discretionary voting power on such proposal) will be counted as present for purposes of determining whether there is a quorum but will not be counted as votes cast for or against any of the Tyco proposals.

Required Vote

  1.
  Tyco Governing Documents Proposals:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Tyco governing documents proposals at the Tyco EGM is required to approve each of the Tyco governing documents proposals.

  2.
  Tyco Share Consolidation Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share consolidation proposal at the Tyco EGM is required to approve the Tyco share consolidation proposal.

  3.
  Tyco Pre-Merger Authorized Share Capital Increase Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco pre-merger authorized share capital increase proposal at the Tyco EGM is required to approve the Tyco pre-merger authorized share capital increase proposal.

  4.
  Tyco Share Issuance Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share issuance proposal at the Tyco EGM is required to approve the Tyco share issuance proposal.

  5.
  Tyco Name Change Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco name change proposal at the Tyco EGM is required to approve the Tyco name change proposal.

  6.
  Tyco Authorized Share Capital Increase Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco authorized share capital increase proposal at the Tyco EGM is required to approve the Tyco authorized share capital increase proposal.

  7.
  Tyco Allotment Authority Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco allotment authority proposal at the Tyco EGM is required to approve the Tyco allotment authority proposal.

  8.
  Tyco Pre-emption Waiver Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco pre-emption waiver proposal at the Tyco EGM is required to approve the Tyco pre-emption waiver proposal.

  9.
  Tyco Share Renominalization Proposal:    The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco share renominalization proposal at the Tyco EGM is required to approve the Tyco renominalization proposal.

  10.
  Tyco Distributable Reserves Creation Proposal:    The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Tyco distributable reserves creation proposal at the Tyco EGM is required to approve the Tyco distributable reserves creation increase proposal.

Treatment of Abstentions; Failure to Vote

        Because the vote required to approve each of the Tyco proposals is based on votes properly cast at the Tyco EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on such proposals (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

Voting of Proxies; Incomplete Proxies

        Giving a proxy means that a Tyco shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Tyco EGM in the manner it directs. A Tyco shareholder may vote by proxy or in person at the Tyco EGM. If you hold your Tyco ordinary shares in your name as a shareholder of record, to submit a proxy, you, as a Tyco shareholder, may use one of the following methods:

  •
  By Internet.  The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card. To be valid, your Internet proxy must be received by [        ] [a.m./p.m.] (U.S. Eastern Time) on [        ].

  •
  By Telephone.  The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy submission must be received by [        ] [a.m./p.m.] (U.S. Eastern Time) on [        ].

  •
  By Mail.  Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided. To be valid, your proxy by mail must be received by [        ] [a.m./p.m.] (U.S. Eastern Time) on [        ].

  •
  In Person.  You may also vote your shares in person at the Tyco EGM.

        Tyco requests that Tyco shareholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Tyco in the enclosed postage-paid envelope as soon as possible. When the accompanying proxy card is returned properly executed, the Tyco ordinary shares represented by it will be voted at the Tyco EGM in accordance with the instructions contained on the proxy card.

        If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Tyco ordinary shares represented by your proxy will be voted "FOR" each proposal in accordance with the recommendation of the Tyco board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on the proposals relating to the Tyco EGM.

        If you are a shareholder of record of Tyco and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act, of each of the Chief Executive Officer and Chief Financial Officer of Tyco as your proxy to vote your shares on your behalf in accordance with your telephone instructions

        If your Tyco ordinary shares are held in "street name" by a bank, broker or other nominee, you should check the voting form used by that firm to determine whether you may submit a proxy by telephone or give voting instructions over the Internet.

Shares Held in "Street Name"

        If your Tyco ordinary shares are held in "street name" through a bank, broker or other nominee, you must instruct such bank, broker or other nominee on how to vote the shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Tyco ordinary shares, so you should read carefully the materials provided to you by your bank, broker or other nominee.

        You may not vote shares held in "street name" by returning a proxy card directly to Tyco or by voting in person at the Tyco EGM unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, banks, brokers or other nominees who hold Tyco ordinary shares on behalf of their customers may not give a proxy to Tyco to vote those shares with respect to any of the Tyco proposals without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on any of the Tyco proposals. Therefore, if your Tyco ordinary shares are held in "street name" and you do not instruct your bank, broker or other nominee on how to vote your shares, your shares will have no effect on the vote count for any of the Tyco proposals.

Revocability of Proxies and Changes to a Tyco Shareholder's Vote

        As a Tyco shareholder, you may revoke a proxy at any time before your proxy is voted at the Tyco EGM and you may change your vote within the timelines set forth below. If you are a Tyco shareholder of record, you can do this by:

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  timely delivering written notice that you have revoked your proxy to the company secretary of Tyco at the following address:

    Tyco International plc
    1 Albert Quay
    Cork, Ireland
    Attention: Company Secretary

  •
  submitting a proxy by telephone again or giving voting instructions over the Internet again no later than [        ] [a.m./p.m.] (U.S. Eastern Time) on [        ];

  •
  signing and returning by mail a proxy card with a later date so that it is received no later than [        ] [a.m./p.m.] (U.S. Eastern Time) on [        ]; or

  •
  attending the Tyco EGM and voting by ballot in person.

        Attending the Tyco EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Tyco EGM, you must vote by ballot at such meeting to change your vote.

        If you are a Tyco shareholder whose shares are held in "street name" by a bank, broker or other nominee, you may revoke your proxy and vote your shares in person at the Tyco EGM only in accordance with applicable rules and procedures as employed by such bank, broker or other nominee. If your shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your voting instructions.

Solicitation of Proxies

        The cost of solicitation of proxies from Tyco shareholders will be borne by Tyco. Tyco will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Tyco ordinary shares. Tyco has retained a professional proxy solicitation firm, MacKenzie, to assist in the solicitation of proxies for a fee of up to $75,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, Tyco's directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Tyco EGM

        All Tyco shareholders as of the record date are invited to attend the Tyco EGM. For admission to the Tyco EGM, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area, where their ownership will be verified. Those who have beneficial ownership of shares held by a bank, broker or other nominee should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco shares. Registration will begin at [            ], local time.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the Tyco EGM, please contact MacKenzie, the proxy solicitation agent for Tyco, by mail at 105 Madison Avenue, New York, NY 10016, or by telephone toll-free at (800) 322-2885 or collect at (212) 929-5500.

 TYCO PROPOSALS

Tyco Governing Documents Proposals (Resolutions 1 and 2)

        Tyco is asking its shareholders to approve amendments to its memorandum and articles of association. Under Irish law separate resolutions are required to approve amendments to the memorandum of association of Tyco, which sets out amongst other things the corporate objects of Tyco, and the articles of association of Tyco, which regulate amongst other matters the governance of Tyco. Accordingly, resolution 1 of the Tyco EGM proposes amendments to the corporate objects set out in the memorandum of association and resolution 2 proposes amendments to the articles of association of Tyco. Both resolutions 1 and 2 are proposed as special resolutions.

Summary of Changes to the Memorandum and Articles of Association

        The amendments to the Tyco memorandum and articles of association are either required to implement or facilitate the merger or governance changes required by the merger agreement or, in some instances, to update for recent statutory changes in Irish company law. The key amendments are as follows:

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  Clause 3 of the memorandum of association, which sets out the corporate objects of Tyco, will be updated to reflect the expanded activities of the combined company and to delete objects inserted for prior transactions that are no longer relevant to the combined company.

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  Article 1 of the articles of association will be updated to clarify that sections 83 and 84 of the Irish Companies Act apply to Tyco. These sections contain the powers for a company to effect capital variations (which will facilitate the implementation of the Tyco share consolidation proposal and the Tyco share renominalization proposal) and to effect capital reductions (which will facilitate the implementation of the Tyco distributable reserves creation proposal), and article 2(g) which previously dealt with an analogous subject matter will be deleted. Article 137(a) will be amended for consistency with the update to Article 1.

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  The definitions of "Act" and "Acts" in article 2(a) of the articles of association will be updated to reflect the current Irish Companies Act now in force.

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  Article 30 of the articles of association will also be amended to facilitate the Tyco share renominalization proposal, in particular by permitting the par value of the ordinary shares of Tyco to remain as $0.01 following the share consolidation by passing an ordinary resolution rather than a special resolution.

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  Article 74(a) of the articles of association will be updated to reflect section 183 of the Irish Companies Act now in force which permits the articles of association to provide for the time by which the instrument of proxy must be deposited with the company in advance of a general meeting of shareholders.

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  Article 107 of the articles of association will be amended and article 107A will be inserted to reflect the proposed governance arrangements of the combined company, including the proposed appointments to the roles of Chairman, Executive Chairman, Chief Executive Officer, President and Chief Operating Officer in accordance with the merger agreement. Article 107A provides that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as set forth in the merger agreement would require the affirmative vote of at least 75% of the non-executive directors of the combined company. See "Merger Agreement—Covenants and Agreements—Post-Merger Governance Matters."

  •
  A number of other articles will be amended for consistency with the amendments to article 107 and the insertion of article 107A, specifically articles 87, 108(a), 112, 116 and the definition of "Chairman" in article 2(a).

        Holders of Tyco ordinary shares should read this joint proxy statement/prospectus in its entirety, including in particular the amendments to the Tyco memorandum and articles of association set forth in Annex B-1 and Annex B-2.

        Save for the amendments to articles 1, 30 and 74(a) and the definitions of "Act" and "Acts," the amendments to the memorandum and articles of association will take effect from and are conditional upon the consummation of the merger and Tyco will not effect these changes if the merger is not consummated, notwithstanding that Tyco shareholders may have previously approved the Tyco governing documents proposals. The amendments to articles 1 and 30 and the definitions of "Act" and "Acts," will take immediate effect on the passing of resolution 2 and are not conditional on the merger being consummated as they are required to be in force before the merger is consummated in order to facilitate the Tyco share consolidation proposal and the Tyco share renominalization proposal and since they constitute changes which do not involve a material change from the current governance of Tyco.

Vote Required and Tyco Board Recommendation

        The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Tyco EGM for each of resolutions 1 and 2 is required to approve the Tyco governing documents proposals.

        Consummation of the merger is conditioned on approval of the Tyco governing documents proposals.

        The Tyco board of directors unanimously recommends a vote "FOR" each of the Tyco governing documents proposals.

Tyco Share Consolidation Proposal (Resolution 3)

        Tyco is asking its shareholders to approve the Tyco share consolidation proposal. By approving the Tyco share consolidation proposal, the Tyco shareholders approve, subject to the consummation of the merger, the Tyco share consolidation which will occur immediately prior to the consummation of the merger and immediately prior to the pre-merger authorized share capital increase (resolution 4) becoming effective. If the Tyco shareholders approve the Tyco share consolidation proposal and Tyco effects the Tyco share consolidation, then each issued and outstanding Tyco ordinary share of nominal value $0.01 will be consolidated into 0.955 Tyco ordinary shares of nominal value of approximately $0.01047, which will become ordinary shares of the combined company in the merger. The Tyco share consolidation proposal is being proposed as an ordinary resolution, as resolution 3 at the Tyco EGM.

        If Tyco effects the Tyco share consolidation, then, except for adjustments that may result from the treatment of fractional entitlements as described below, prior to giving effect to the merger each Tyco shareholder will hold the same percentage of then-outstanding Tyco ordinary shares immediately following the Tyco share consolidation as such Tyco shareholder held immediately prior to the Tyco share consolidation.

Principal Effects of the Share Consolidation

        If Tyco shareholders approve the Tyco share consolidation proposal and Tyco effects the Tyco share consolidation, each Tyco shareholder will own a reduced number of Tyco ordinary shares upon the effectiveness of the Tyco share consolidation. Tyco would effect the Tyco share consolidation simultaneously for all outstanding Tyco ordinary shares. The Tyco share consolidation will change the nominal value of Tyco ordinary shares from $0.01 to approximately $0.01047 per share. The Tyco share consolidation will affect all Tyco shareholders uniformly and will not change any Tyco shareholder's percentage ownership interest in Tyco, except to the extent that the Tyco share consolidation would result in any Tyco shareholder otherwise owning a fractional entitlement to a share, which will be dealt with in the manner described under "—Fractional Entitlements" below. Therefore, voting rights and other rights and preferences of the holders of Tyco ordinary shares will not be affected by the Tyco share consolidation (save in respect of fractional entitlements). Tyco ordinary shares issued pursuant to the Tyco share consolidation will remain fully paid.

        As of the effective time of the Tyco share consolidation, pursuant to and in accordance with the anti-dilution provisions of Tyco's equity incentive plans, Tyco will appropriately and proportionately adjust the number of Tyco ordinary shares issuable in respect of outstanding equity incentive awards, the exercise price of all outstanding options, the total number of Tyco ordinary shares that may be the subject of future grants as well as the individual ordinary share limits under Tyco's equity incentive plans.

        Registered Tyco shareholders hold their Tyco ordinary shares in book-entry form and do not have share certificates evidencing their ownership of Tyco ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. You do not need to take any action to receive your post-Tyco share consolidation shares. If you are entitled to post-Tyco share consolidation shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

Fractional Entitlements

        Tyco will not issue any fractional Tyco ordinary shares in connection with the Tyco share consolidation. Under the Tyco share consolidation, each shareholder who would otherwise be entitled to receive a fractional Tyco ordinary share as a result of the Tyco share consolidation will, with respect to such fractional entitlement, be entitled to receive cash in lieu of such fractional entitlement in an amount equal to the net cash proceeds attributable to the sale of such fractional entitlement following the aggregation and sale by Tyco's transfer agent of all Tyco ordinary shares otherwise issuable, on the basis of prevailing market prices at such time.

Accounting Matters

        The Tyco share consolidation will not affect the total ordinary shareholders' equity on Tyco's balance sheet. The per share earnings or losses and net book value of Tyco will be increased after effecting the Tyco share consolidation immediately prior to consummating the merger because there will be fewer Tyco ordinary shares outstanding.

No Appraisal Rights

        Under Irish law, Tyco shareholders are not entitled to appraisal rights with respect to the Tyco share consolidation.

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM is required to approve the Tyco share consolidation proposal.

        Tyco will only effect the Tyco share consolidation contemplated by the Tyco share consolidation proposal in connection with consummation of the merger, with the Tyco share consolidation taking place immediately before the merger becomes effective and immediately before the pre-merger authorized share capital increase becomes effective (resolution 4).

        Consummation of the merger is conditioned on the approval and implementation of the Tyco share consolidation proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco share consolidation proposal.

Tyco Pre-Merger Authorized Share Capital Increase Proposal (Resolution 4)

        In the merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into the right to receive, at the election of the holder of such share and subject to the proration procedures set forth in the merger agreement, either (i) one ordinary share of the combined company or (ii) $34.88 in cash, without interest. As a result, Tyco must have the ability to issue new ordinary shares as share consideration in the merger. Therefore it is necessary to ensure that Tyco has sufficient authorized but unissued shares immediately prior to the merger to satisfy the requirements of the merger.

        Tyco is asking its shareholders to approve the Tyco pre-merger authorized share capital increase proposal. Under the Tyco memorandum and articles of association, Tyco has a maximum authorized share capital of 1,000,000,000 ordinary shares of $0.01 each (together with 100,000,000 preferred shares of $0.01 each and 40,000 ordinary A shares of €1.00 each), of which [            ] were unissued as of [            ]. The authorized ordinary share capital would be reduced to 955,000,000 ordinary shares as a result of the Tyco share consolidation. The number of shares to be issued to Johnson Controls shareholders under the merger agreement may exceed the available authorized but unissued number of ordinary shares. Under Irish law, separate ordinary resolutions of shareholders are required to (i) increase the current authorized share capital of Tyco and (ii) authorize the directors of Tyco to issue and allot those shares in accordance with section 1021 of the Irish Companies Act. Accordingly resolution 4 of the Tyco EGM proposes to increase the authorized share capital of Tyco to a total of 1,000,000,000 ordinary shares of $0.01047 each (the number of authorized ordinary shares of Tyco immediately prior to the Tyco share consolidation), and resolution 5 of the Tyco EGM proposes to authorize the directors of Tyco under section 1021 of the Irish Companies Act to issue shares up to the increased maximum authorized but unissued share capital for the purposes of issuing shares pursuant to the merger agreement. The issuance by the directors of authorized but unissued share capital following the approval of the Tyco pre-merger authorized share capital increase proposal will still be subject to shareholder approval pursuant to the Tyco share issuance proposal (resolution 5).

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco pre-merger authorized share capital increase proposal.

        Consummation of the merger is conditioned on approval of the Tyco pre-merger authorized share capital increase proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco pre-merger authorized share capital increase proposal.

Tyco Share Issuance Proposal (Resolution 5)

        Tyco is asking its shareholders to approve the Tyco share issuance proposal. Under NYSE rules, shareholder approval is required prior to the issuance of shares if the number of shares to be issued in a transaction equals 20% or more of the number of shares outstanding prior to the issuance. It is currently expected that the issuance of ordinary shares by Tyco pursuant to the merger agreement will result in the issuance of a number of ordinary shares equal to approximately [          ]% of the Tyco ordinary shares expected to be outstanding prior to the merger.

        Under section 1021 of the Irish Companies Act, an ordinary resolution of Tyco shareholders is required to authorize the directors to issue and allot ordinary shares. Tyco currently has an authority in place for its directors to issue up to its current authorized share capital. Since the maximum authorized share capital is being increased under resolution 4 to facilitate the issuance of shares under the merger agreement, a resolution is also required to authorize the directors of Tyco to issue shares up this new maximum level. The Tyco share issuance proposal therefore proposes to authorize the directors of Tyco to issue and allot shares in accordance with section 1021 of the Irish Companies Act up to the increased maximum authorized share capital provided for in resolution 4 for the purposes of issuing shares pursuant to the merger agreement. The authorities under the Tyco share issuance proposal will expire on the earlier of the Tyco annual general meeting in 2017 and [            ], 2017.

        The Tyco share issuance proposal is being proposed as an ordinary resolution, as resolution 5 at the Tyco EGM.

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco share issuance proposal.

        Consummation of the merger is conditioned on approval of the Tyco share issuance proposal. The issuance of the ordinary shares contemplated by the Tyco share issuance proposal will become effective only if the merger is consummated.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco share issuance proposal.

Tyco Name Change Proposal (Resolution 6)

        Tyco is asking its shareholders to approve the Tyco name change proposal. Under the merger agreement, upon the consummation of the merger, the name of the combined company shall be "Johnson Controls plc." Since Tyco will be the parent company in the group of the combined company following the consummation of the merger, Tyco's current corporate name of Tyco International plc will be required to be changed. Under Irish law a change of name requires the approval of a special resolution, with the change of name subsequently being filed with the Registrar of Companies in Ireland, which will have final approval over the new name. Accordingly, Tyco is asking its shareholders to adopt resolution 6 as a special resolution to effect the Tyco name change.

        Pursuant to the merger agreement, Tyco will seek to change the trading symbol of its ordinary shares listed on the NYSE to "JCI" after the effective time of the merger.

Vote Required and Tyco Board Recommendation

        The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco name change proposal.

        If Tyco and Johnson Controls do not consummate the merger, Tyco will not effect the name change contemplated by the Tyco name change proposal, notwithstanding that Tyco shareholders may have previously approved the Tyco name change proposal.

        Consummation of the merger is conditioned on approval of the Tyco name change proposal. The name change contemplated by the Tyco name change proposal will become effective only if the merger is consummated.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco name change proposal.

Tyco Authorized Share Capital Increase Proposal (Resolution 7)

        As of May 3, 2016, Tyco had approximately 574,728,417 ordinary shares remaining available for issue, representing 57% of Tyco's total authorized ordinary shares, with approximately 16,427,196 of such ordinary shares reserved for issuance to meet obligations with respect to outstanding employee equity awards under Tyco's employee equity plans. As of May 3, 2016, Johnson Controls had approximately 1,152,492,086 shares of common stock remaining available for issue, representing 64% of Johnson Controls' total authorized shares, with approximately 20,130,021 of such shares reserved to meet obligations with respect to outstanding employee equity awards for issuance under Johnson Controls' employee equity plans. As a result of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital immediately following the consummation of the merger, with approximately 56,307,948 ordinary shares remaining available for issue, representing approximately 6% of the combined company's total authorized ordinary shares, and approximately 36,557,217 of such ordinary shares reserved for issuance under the combined company's employee equity plans. As a result, the combined company will be very limited in its ability to issue new ordinary shares, including shares to be issued under employee equity plans or as part of a stock for stock acquisition. Tyco is asking its shareholders to approve the Tyco authorized share capital increase proposal in order to preserve a level of headroom in the authorized share capital of the combined company approximately proportionate to the aggregate headroom in the authorized share capital of Johnson Controls and Tyco prior to the merger, and to maintain the proportion of Tyco preferred shares to ordinary shares. If the Tyco authorized share capital increase proposal is approved, immediately following the consummation of the merger, approximately 1,056,677,143 ordinary shares of the combined company will remain available for issue, representing approximately 53% of the combined company's total authorized ordinary shares, with approximately 38,099,230 of such ordinary shares reserved for issuance under the combined company's employee equity plans.

        Under Irish law, an ordinary resolution of shareholders is required to increase the authorized share capital of Tyco. Accordingly, resolution 7 of the Tyco EGM, which is being put forward as an ordinary resolution, proposes to increase the authorized share capital of Tyco immediately following the consummation of the merger by an increase of 1,000,000,000 ordinary shares (representing approximately 106% of the expected issued ordinary shares immediately following the consummation of the merger) and 100,000,000 preferred shares. The issuance by the directors of authorized but unissued share capital following the approval of the Tyco authorized share capital increase proposal will still be subject to shareholder approval pursuant to the Tyco allotment authority proposal (resolution 8) and, in the case of issuances that opt-out of statutory pre-emption rights, the Tyco pre-emption waiver proposal (resolution 9).

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco authorized share capital increase proposal.

        Consummation of the merger is not conditioned on approval of the Tyco authorized share capital increase proposal. Accordingly, you may vote not to approve the Tyco authorized share capital increase proposal and to approve the other proposals which are conditions to the consummation of the merger.

        The Tyco authorized share capital increase proposal is conditional on the merger being consummated as there will not be a requirement to increase the authorized share capital in the absence of new shares being issued to Johnson Controls shareholders pursuant to the merger, as there will remain sufficient authorized but unissued share capital for Tyco's current requirements. The increase to the authorized share capital pursuant to the Tyco authorized share capital increase proposal will take effect from and is conditional upon the consummation of the merger and will not effect any change if the merger is not consummated, notwithstanding that Tyco shareholders may have previously approved the Tyco authorized share capital increase proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco authorized share capital increase proposal.

Tyco Allotment Authority Proposal (Resolution 8)

        Under Irish law (section 1021 of the Irish Companies Act), directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. Tyco's authorization (subject to the passing of resolutions 4 and 5) is to issue up to the entire of the authorized but unissued share capital of the company as increased by resolution 4. Following the consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital and therefore the authority of its directors to issue further shares. As a result, the combined company will have a limited ability to issue new ordinary shares.

        It is customary practice in Ireland to seek shareholder authority to issue shares up to an aggregate nominal value of up to 33% of the aggregate nominal value of the company's issued share capital and for such authority to be renewed each year. Therefore, in accordance with customary practice in Ireland, Tyco is seeking approval pursuant to an ordinary resolution at the Tyco EGM to authorize the board of directors of the combined company to issue shares up to a maximum nominal value of approximately 33% of the aggregate nominal value of its expected issued share capital immediately following the consummation of the merger for a period expiring on the earlier of the date of the combined company's annual general meeting in 2017 or [        ], 2017, unless otherwise varied, revoked or renewed. The directors of the combined company expect to propose renewal of this authorization on a regular basis at its annual general meetings in subsequent years.

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM is required to approve the Tyco allotment authority proposal.

        Consummation of the merger is not conditioned on approval of the Tyco allotment authority proposal. Accordingly, you may vote not to approve the Tyco allotment authority proposal and to approve the other proposals which are conditions to the consummation of the merger.

        The Tyco allotment authority proposal is, however, conditional on the merger being consummated. There will not be a requirement to increase the directors' authority to issue shares in the absence of new shares being issued to Johnson Controls shareholders pursuant to the merger, because the existing authorization is expected to be sufficient for Tyco's current requirements. The Tyco allotment authority proposal is also conditional on the Tyco authorized share capital increase proposal being approved. The Tyco allotment authority will not effect any change if the merger is not consummated, notwithstanding that Tyco shareholders may have previously approved the Tyco allotment authority proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco allotment authority proposal.

Tyco Pre-Emption Waiver Proposal (Resolution 9)

        Under Irish law (section 1022 of the Irish Companies Act), unless otherwise authorized by a special resolution or the constitution of the company, when an Irish public limited company issues ordinary shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis (commonly referred to as the statutory pre-emption right).

        Tyco's current authorization (granted on September 8, 2014) is to issue up to the entire of the authorized but unissued share capital of the company as of the date of the authorization without applying pre-emption rights. Following the consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital and therefore the authority of its directors to issue further shares without applying pre-emption rights. As a result, the combined company will have a limited ability to issue new ordinary shares.

        It is customary practice in Ireland to seek shareholder authority to opt-out of the statutory pre-emption rights provision in the case of issuances of shares for cash if the issuance is limited to up to 5% of a company's issued share capital. It is also customary practice for such authority to be subject to renewal each year.

        Therefore, in accordance with customary practice in Ireland, Tyco is seeking approval, pursuant to a special resolution, at the Tyco EGM to authorize the board of directors of the combined company to issue shares for cash up to a maximum of approximately 5% of its expected issued share capital following the consummation of the merger, without applying statutory pre-emption rights for a period expiring on the earlier of the annual general meeting in 2017 or [        ], 2017, unless otherwise varied, renewed or revoked. The directors of the combined company expect to propose the renewal of this authorization on a regular basis at its annual general meetings in subsequent years.

Vote Required and Tyco Board Recommendation

        The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco pre-emption waiver proposal.

        Consummation of the merger is not conditioned on approval of the Tyco pre-emption waiver proposal. Accordingly, you may vote not to approve the Tyco pre-emption waiver proposal and to approve the other proposals which are conditions to the consummation of the merger.

        The Tyco pre-emption waiver proposal is, however, conditional on the Tyco allotment authority proposal being approved, which is itself conditional on the merger being consummated as there will not be a requirement to increase the directors' authority to issue shares on a non-pre-emptive basis in the absence of new shares being issued to Johnson Controls shareholders pursuant to the merger, as the existing authorization is expected to be sufficient for Tyco's current requirements. The Tyco pre-emption waiver proposal will not effect any change if the merger is not consummated, notwithstanding that Tyco shareholders may have previously approved the Tyco pre-emption waiver proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco pre-emption waiver proposal.

Renominalization of Tyco Ordinary Shares (Resolution 10)

        Tyco is asking its shareholders to approve the Tyco share renominalization proposal. As a result of the Tyco share consolidation, the par value of each Tyco share will be $0.0104712041884817 (having previously been $0.01 immediately prior to the Tyco share consolidation), which is an inconvenient number for practical usage. Under section 83 of the Irish Companies Act as applied by the articles of association of Tyco (as amended pursuant to the Tyco governing documents proposals), the par value of a Tyco share may be decreased with the amount of the deduction being credited to the undenominated share capital of Tyco with the approval of an ordinary resolution. The Tyco share renominalization proposal, if approved, will decrease the par value of each Tyco ordinary share resulting in a par value per ordinary share of $0.01, thereby resulting in ordinary shares in the combined company having a par value of $0.01. Other than resetting the par value to the same figure that applied immediately before the Tyco share consolidation, the share renominalization shall not have any impact on the Tyco ordinary shares. In particular, the share renominalization shall not affect or reduce in any way the entitlements of the ordinary share on a dividend or distribution by Tyco or upon a liquidation of Tyco. The Tyco share consolidation proposal is being proposed as an ordinary resolution, as resolution 3 at the Tyco EGM.

Vote Required and Tyco Board Recommendation

        The affirmative vote of holders of at least a majority of the votes cast, either in person or by proxy, at the Tyco EGM is required to approve the Tyco share renominalization proposal.

        Tyco will only effect the renominalization contemplated by the Tyco share renominalization proposal in connection with the consummation of the merger, with the Tyco share renominalization taking place after the Tyco share consolidation becomes effective and immediately after the pre-merger authorized share capital increase becomes effective (resolution 4).

        Consummation of the merger is not conditioned on approval of the Tyco share renominalization proposal. Accordingly, you may vote not to approve the Tyco share renominalization proposal and to approve the other proposals which are conditions to the consummation of the merger.

        The Tyco share renominalization proposal is, however, conditional on the Tyco share consolidation occurring, as the Tyco share renominalization would not be required in the absence of the Tyco share consolidation. If the merger is not consummated and the Tyco share consolidation does not occur, the Tyco share renominalization proposal shall have no effect, notwithstanding that Tyco shareholders may have previously approved the Tyco share renominalization proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco share renominalization proposal.

Tyco Distributable Reserves Creation Proposal (Resolution 11)

        In the merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into the right to receive, at the election of the holder of such share and subject to the proration procedures set forth in the merger agreement, either (i) one ordinary share of the combined company or (ii) $34.88 in cash, without interest. This is expected to significantly increase the amount standing to the credit of the Tyco's share premium account by an amount approximately equal to the market capitalization of Johnson Controls prior to the merger less the cash consideration paid to Johnson Controls shareholders under the merger.

        Under Irish law, Tyco may only make distributions (including the payment of cash dividends) to its shareholders or fund share buy-backs from "distributable reserves" in its unconsolidated balance sheet (prepared in accordance with Irish law). Distributable reserves generally means the accumulated realized profits of Tyco less accumulated realized losses of Tyco and can include reserves created by way of capital reductions. (Dividends and distributions by Tyco would also be subject to additional limitations under Irish law.) Significantly, distributable reserves do not include share premium, such as the significant share premium that will be created as a result of the issuance of shares of the combined company to Johnson Controls shareholders under the merger agreement.

        It is expected that, as soon as practicable following the consummation of the merger, Tyco, as the combined company, will seek to obtain the approval of the High Court of Ireland to convert all (or such other lesser amount as the board of directors of Tyco or the High Court of Ireland may determine) of its share premium to distributable reserves. The approval of the High Court of Ireland is required for the Tyco distributable reserves creation to be effective. Before such approval can be obtained, the shareholders of Tyco must first have passed a special resolution authorizing the Tyco distributable reserves creation. Accordingly, Tyco is proposing as resolution 11 that Tyco shareholders approve the Tyco distributable reserves creation proposal at the Tyco EGM as a special resolution so that the combined company will have additional flexibility to fund dividends, distributions and buy-backs following the merger.

        Shareholder approval of the Tyco distributable reserves creation is not a guarantee that the merger will occur or that, if it occurs, Tyco will pay dividends or distributions or implement share buy-backs at any time. Even if each of the merger and the Tyco distributable reserves creation is consummated, the board of directors of the combined company may decide not to pay dividends or distributions or implement share buy-backs. In addition, although Tyco is not aware of any reason why the High Court of Ireland would not approve the Tyco distributable reserves creation, there is no guarantee that such approval will be forthcoming.

Vote Required and Tyco Board Recommendation

        The affirmative vote of at least 75% of the votes cast, either in person or by proxy, at the Tyco EGM, is required to approve the Tyco distributable reserves creation proposal.

        Consummation of the merger is not conditioned on approval of the Tyco distributable reserves creation proposal. Accordingly, you may vote not to approve the Tyco distributable reserves creation proposal and to approve the other proposals which are conditions to the consummation of the merger.

        If Tyco and Johnson Controls do not consummate the merger, Tyco will not effect the distributable reserves creation by way of capital reduction contemplated by the Tyco distributable reserves creation proposal, notwithstanding that Tyco shareholders may have previously approved the Tyco distributable reserves creation proposal.

        The Tyco board of directors unanimously recommends a vote "FOR" the Tyco distributable reserves creation proposal.

 INFORMATION ABOUT THE COMPANIES

Johnson Controls

  Johnson Controls, Inc.
  5757 North Green Bay Avenue
  Milwaukee, Wisconsin 53209
  Phone: (414) 524-1200

        Johnson Controls was originally incorporated in the state of Wisconsin in 1885 as Johnson Electric Service Company to manufacture, install and service automatic temperature regulation systems for buildings. The company was renamed to Johnson Controls, Inc. in 1974. Johnson Controls is a global diversified technology and industrial leader serving customers in more than 150 countries. Johnson Controls' 155,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and seating components and systems for automobiles. On July 24, 2015, Johnson Controls announced plans to separate its Automotive Experience business, which will be named Adient, from the rest of Johnson Controls by means of a spin-off of Adient. Johnson Controls has announced that, subject to final board approval of the spin-off, the spin-off is currently expected to be completed following the merger in the beginning of Johnson Controls' 2017 fiscal year, consistent with the timeline previously announced by Johnson Controls.

Tyco

  Tyco International plc
  1 Albert Quay
  Cork, Ireland
  Phone: 353-21-426-0000

        Tyco is a leading global provider of security products and services, fire detection and suppression products and services and life safety products. Tyco utilizes its extensive global footprint of approximately 900 locations, including manufacturing facilities, service and distribution centers, monitoring centers and sales offices, to provide solutions and localized expertise to its global customer base. Tyco provides an extensive range of product and service offerings, sold under well-known brands such as Tyco, SimplexGrinnell, Sensormatic, Ansul, Simplex, Scott and ADT (other than in the United States, Canada, South Africa and Korea), to over 3 million customers in more than 100 countries across commercial, industrial, retail, small business, institutional and governmental markets, as well as non-U.S. residential markets.

Merger Sub

  Jagara Merger Sub LLC
  c/o Tyco International plc
  1 Albert Quay
  Cork, Ireland
  Phone: 353-21-426-0000

        Merger Sub is a Wisconsin limited liability company and indirect wholly owned subsidiary of Tyco. Merger Sub was formed on January 20, 2016 for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement, the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the proposed transaction.

 THE MERGER

        This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You should read the entire merger agreement carefully as it is the legal document that governs the merger. This section is not intended to provide you with any factual information about Johnson Controls or Tyco. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Johnson Controls and Tyco make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled "Where You Can Find More Information."

Structure of the Merger

        Under the terms of the merger agreement, the businesses of Johnson Controls and Tyco will be combined under a single company. The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company."

        After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company. Shares of Johnson Controls common stock currently trade on the NYSE under the symbol "JCI," and Tyco ordinary shares currently trade on the NYSE under the symbol "TYC." Following the merger, Johnson Controls common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded, and the ordinary shares of the combined company will be traded on the NYSE under the current Johnson Controls symbol "JCI."

Consideration to be Received by the Johnson Controls Shareholders

        In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive, at the election of its holder (subject to proration as described in this joint proxy statement/prospectus), either:

  •
  one ordinary share of the combined company; or

  •
  $34.88 in cash, without interest.

Any non-electing share will be deemed to have elected to receive share consideration.

        Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Johnson Controls shareholders will receive in the aggregate approximately $3.864 billion in cash. As a result, an aggregate of approximately 110,778,083 shares of Johnson Controls will receive the cash consideration. The merger agreement provides for adjustments to and reallocation of the share elections and cash elections made by Johnson Controls shareholders in the event that the cash consideration is undersubscribed or oversubscribed.

        Specifically, if Johnson Controls shareholders elect an aggregate of $3.864 billion, cash electing shares will be converted into the right to receive cash consideration and share electing shares and non-electing shares will be converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of less than $3.864 billion of cash consideration, cash electing shares will be converted into the right to receive cash consideration and a portion of the share electing shares and non-electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. If Johnson Controls shareholders elect to receive an aggregate of more than $3.864 billion of cash consideration, share electing shares and non-electing shares will be converted into the right to receive share consideration and a portion of the cash electing shares of each Johnson Controls shareholder will be converted into the right to receive cash consideration, with the remaining shares of such Johnson Controls shareholder converted into the right to receive share consideration. Accordingly, depending on the elections made by other Johnson Controls shareholders, each Johnson Controls shareholder who elects to receive share consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in cash consideration and each Johnson Controls shareholder who elects to receive cash consideration for all of their shares of Johnson Controls common stock in the merger may receive a portion of their merger consideration in share consideration. A Johnson Controls shareholder who elects to receive a combination of cash consideration and share consideration for their shares of Johnson Controls common stock in the merger may receive cash consideration and share consideration in a proportion different from that which such shareholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Johnson Controls common stock, see "The Merger—Consideration to be Received by Johnson Controls Shareholders."

        No holder of Johnson Controls common stock will be issued fractional shares of the combined company in the merger. Each holder of Johnson Controls common stock converted pursuant to the merger, who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder), will instead receive the Johnson Controls fractional share consideration as described in "The Merger Agreement—No Fractional Shares."

        The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Johnson Controls common stock or Tyco ordinary shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Johnson Controls common stock or Tyco ordinary shares outstanding after the date of the merger agreement and prior to the effective time of the merger (in each case, other than the Tyco share consolidation).

Tyco Share Consolidation

        The merger agreement provides that, immediately prior to the merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the combined company in the merger, for each Tyco ordinary share they hold. Tyco shareholders will receive these shares by virtue the Tyco share consolidation.

        No holder of Tyco ordinary shares will be issued fractional shares in the Tyco share consolidation. Each holder of Tyco ordinary shares subject to the Tyco share consolidation who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares held by such holder) will receive the Tyco fractional share consideration as described in "The Merger Agreement—No Fractional Shares."

Background of the Merger

        Both the Johnson Controls board of directors and the Tyco board of directors regularly review and discuss from time to time various strategic alternatives and relationships as part of their ongoing efforts to strengthen their businesses and enhance shareholder value.

        During 2013, 2014 and 2015, Johnson Controls completed several significant initiatives to optimize its portfolio of businesses and execute on its strategy of becoming a leading multi-industrial company. Among other initiatives, Johnson Controls sold its automotive electronics business to Gentex Corporation and Visteon Corporation, acquired Air Distribution Technologies (a provider of air distribution and ventilation solutions), created an automotive interiors joint venture with Yanfeng Automotive Trim Systems, sold its Global Workplace Solutions business to Brookfield Asset Management and CBRE Group, Inc., and entered into an agreement to create a joint venture with certain Hitachi entities to expand its Building Efficiency business.

        In the wake of these transactions, during the summer of 2015, Johnson Controls management and the Johnson Controls board of directors considered a number of possible strategic transactions involving Johnson Controls' Automotive Experience business, its Building Efficiency business and its Power Solutions business.

        With respect to the Automotive Experience business, Johnson Controls explored a possible sale of the business, a joint venture transaction involving the business and a spin-off of the business. Following such process, the Johnson Controls board of directors determined to pursue a spin-off of the Automotive Experience business. On July 21 and 22, 2015, the Johnson Controls board of directors held an in-person meeting. Members of Johnson Controls management and representatives of Centerview Partners LLC (referred to as "Centerview"), financial advisor to Johnson Controls, and Wachtell, Lipton, Rosen & Katz (referred to as "Wachtell Lipton"), outside counsel to Johnson Controls, among other advisors, also attended the meeting. At the meeting, Alex A. Molinaroli, the Chairman, President and Chief Executive Officer of Johnson Controls, discussed with the board the results of their exploration of different alternatives for Johnson Controls' Automotive Experience business, including a potential spin-off of the Automotive Experience business. Following discussion, the Johnson Controls board of directors authorized management to commence preparations for a potential spin-off of the Automotive Experience business and to issue a public announcement to that effect. On July 24, 2015, Johnson Controls issued a press release announcing this determination. If finally approved by the board, the spin-off would create an independent, publicly traded company that would operate the Automotive Experience business.

        During the summer of 2015, Johnson Controls also explored strategic acquisitions for the remainder of its businesses, including its Building Efficiency business and its Power Solutions business. As part of this process, members of Johnson Controls management, with the assistance of its advisors including Centerview, Barclays Capital Inc. ("Barclays") and Wachtell Lipton, considered a potential business combination between Johnson Controls and a number of other companies or one or more of their business divisions, including Tyco. During this period, members of Johnson Controls management and its advisors also engaged in discussions with members of management of many of these companies and their advisors. However, none of these discussions resulted in any agreement, and discussions ceased by the end of September 2015.

        Since completing the spin-off of Tyco Flow Control International Ltd., an indirect wholly owned subsidiary of which immediately merged with Pentair, Inc., and The ADT Corporation in 2012, Tyco has pursued a strategy of streamlining its portfolio by selling non-strategic businesses and developing its core fire and security business. At the same time, Tyco has invested in technologies and regularly reviewed strategic opportunities to expand beyond traditional fire and security into more integrated building efficiency solutions.

        As part of its ongoing review of strategic opportunities, the existing Special M&A Committee of the Tyco board of directors (referred to as the "Tyco M&A Committee") held meetings during the summer of 2015 with members of Tyco management. During these meetings, members of Tyco management noted developments in the competitive landscape, including recent portfolio moves announced by multi-industrial peers, and discussed the implications for Tyco of the potential consolidation among companies in Tyco's industry. At these meetings, members of Tyco management also reviewed potential strategic transactions for Tyco, including a business combination or other transaction with Johnson Controls, and analyzed them on the basis of strategic fit, synergy potential and the probability of execution. After discussion of such matters at a telephonic meeting held on July 21, 2015, the Tyco M&A Committee instructed Tyco management to initiate exploratory discussions with certain parties, including Johnson Controls, regarding possible strategic transactions relating to the building efficiency business. Other than with respect to Johnson Controls, these discussions did not progress beyond initial exploratory discussions.

        On October 7, 2015, George R. Oliver, Chief Executive Officer of Tyco, contacted Mr. Molinaroli by telephone to discuss the possibility of a potential strategic transaction involving Johnson Controls' Building Efficiency business and Tyco. Messrs. Molinaroli and Oliver discussed the potential overall strategic rationale of the transaction and the potential synergies that could be achieved. The two executives agreed to have their respective senior management teams and advisors engage in further discussion regarding a potential transaction.

        On October 14, 2015, Greg Guyett, Johnson Controls' Executive Vice President, Corporate Development, met with Mark Armstrong, Tyco's Senior Vice President, Mergers & Acquisitions and Treasurer, to discuss the strategic rationale for a potential transaction, as well as the financial profile of a combined company in a potential business combination, including assumptions regarding potential synergies that could be achieved. Mr. Guyett and Mr. Armstrong also discussed the possible structure of any such transaction.

        Mr. Guyett subsequently contacted Mr. Armstrong on October 19, 2015 and informed him that Johnson Controls was willing to proceed with discussions with Tyco only on the basis of a potential business combination in which Tyco shareholders would receive all or substantially all stock of the combined company in exchange for their Tyco ordinary shares. Given that the benefit of the combination of Johnson Controls and Tyco would in large part be the result of the synergies that could be achieved from the combination, and that the Tyco shareholders would share in these synergies through their significant ownership in the combined company, Johnson Controls was willing to continue discussions only on the basis of a modest market premium to the Tyco shareholders. Mr. Guyett further noted that Johnson Controls had already announced the planned spin-off of its Automotive Experience business, which was a separate and independent transaction from any potential combination with Tyco, and that Johnson Controls was willing to proceed with discussions only if the two transactions would not be conditioned on each other. To this end, Johnson Controls noted that, if it were to proceed with a transaction with Tyco, the spin-off of the Automotive Experience business would not be a condition to the completion of the merger between Johnson Controls and Tyco and, therefore, if the spin-off was finally approved, then the shareholders of both companies would receive shares in the Automotive Experience spin-off company. Mr. Armstrong responded that he understood Johnson Controls' position on these issues and that Tyco would respond at a later date whether it was willing to proceed on the basis outlined by Mr. Guyett.

        On October 23, 2015, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management also attended the meeting. At the meeting, members of Johnson Controls management discussed Johnson Controls' preparation for the potential spin-off of the Automotive Experience business. They also informed the board of their discussions with members of Tyco management and explained that Johnson Controls was waiting for Tyco's response to Johnson Controls' proposal outlined by Mr. Guyett on October 19, 2015. Members of Johnson Controls management and the Johnson Controls board then discussed the strategic rationale of a combination with Tyco, and the potential effects of a combination with Tyco on the spin-off of the Automotive Experience business. The Johnson Controls board instructed management to continue exploring a combination with Tyco.

        On October 26, 2015, the Tyco M&A Committee held a telephonic meeting. Members of Tyco management also attended the meeting. At the meeting, Mr. Oliver reviewed Johnson Controls'

business, including the announced spin-off of its Automotive Experience business, and updated the Tyco M&A Committee on his and Mr. Armstrong's recent discussions with Mr. Molinaroli and Mr. Guyett. After discussion, the Tyco M&A Committee authorized Tyco management to execute a confidentiality agreement with Johnson Controls and to continue their exploration of a possible business combination.

        Following the Tyco M&A Committee meeting, Mr. Armstrong contacted Mr. Guyett to inform him that, subject to due diligence, Tyco was willing to proceed on the basis outlined by Mr. Guyett during their previous telephone conversation, but noted that the premium to the Tyco shareholders was subject to negotiation.

        On October 28, 2015, Johnson Controls and Tyco entered into a mutual confidentiality agreement, which did not contain a standstill provision.

        On October 29, 2015, Messrs. Molinaroli and Guyett met with Messrs. Oliver and Armstrong to discuss the strategic rationale for the potential business combination. During the discussions, Mr. Molinaroli indicated that Johnson Controls contemplated a transaction that would provide only a modest market premium to the Tyco shareholders, given the substantial synergies that both shareholders would realize through their ownership in the combined company. Mr. Oliver indicated that Tyco did not want to negotiate the premium at that time, and no exchange ratio was proposed or agreed. Over the next few days, members of Johnson Controls management and members of Tyco management held several follow-up telephonic meetings to discuss the transaction.

        On November 3, 2015, members of Johnson Controls management, including Mr. Guyett, Brian J. Stief, Johnson Controls' Executive Vice President & Chief Financial Officer, and representatives of Wachtell Lipton met with members of Tyco management, including Mr. Armstrong and Arun Nayar, Executive Vice President and Chief Financial Officer of Tyco, and representatives of McDermott Will & Emery (referred to as "McDermott"), tax counsel to Tyco, among other advisors, to discuss, among other items, value creation opportunities of a potential business combination of Johnson Controls and Tyco, tax considerations related to the proposed transaction and potential synergies that could be achieved.

        On November 6, 2015, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management updated the board on its discussion with Tyco. They also discussed the strategic rationale for the proposed transaction and potential synergies that could be achieved from the combination. After discussion, the Johnson Controls board authorized management to continue discussions with Tyco regarding the proposed business combination.

        On November 9, 2015, the Tyco board of directors held a telephonic meeting. Members of Tyco management also attended the meeting. During the meeting, Mr. Oliver updated the board on the recent discussions between members of Tyco management and members of Johnson Controls management. Mr. Oliver discussed the strategic rationale for the proposed combination, described the effect of the proposed spin-off of Johnson Controls' Automotive Experience business on a potential business combination and reviewed potential synergies. After discussion, the Tyco board of directors authorized management to continue discussions with Johnson Controls regarding the proposed business combination.

        On November 15, 2015, members of Johnson Controls management and members of Tyco management met to continue exploring a potential transaction and to engage in preliminary due diligence. They also provided presentations to each other on the businesses of Johnson Controls and Tyco and discussed the potential synergies and value creation opportunities that could result from the combination.

        Following the meeting, on November 16, 2015, Mr. Molinaroli and Mr. Oliver spoke and agreed that their respective executive teams should continue discussions on potential synergies, as well as to continue their due diligence. During those discussions, Mr. Oliver requested that Johnson Controls deliver a proposal to Tyco on key terms for the combination and indicated that Tyco's next regularly scheduled board meeting would occur on December 2, 2015.

        On November 17 and 18, 2015, the Johnson Controls board of directors held an in-person meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management updated the board on its discussions with Tyco. They also discussed the strategic rationale of the proposed transaction and updated the board on the progress of the spin-off of the Automotive Experience business.

        Over the next week, members of Johnson Controls management and members of Tyco management held several telephonic meetings to discuss their respective businesses and organizational structures and to gain familiarity with each other's organizations. During that time, Mr. Molinaroli and Mr. Oliver spoke by telephone. Mr. Molinaroli updated Mr. Oliver on the meeting of the Johnson Controls board of directors, and the two of them discussed, among other things, the leadership and management of the combined company and the size and composition of the combined company's board.

        On November 23 and 24, 2015, Mr. Guyett and representatives of Centerview met with Mr. Armstrong and representatives of Lazard, financial advisor to Tyco, to discuss certain aspects of the potential business combination transaction between Johnson Controls and Tyco and the status of the Automotive Experience spin-off. The parties discussed alternatives for the potential transaction structure and the resulting implications for value creation as well as the assumptions underlying potential synergies. During those discussions, they reviewed different methodologies for determining the exchange ratio. Johnson Controls presented written materials that included a range of premiums to the Tyco shareholders of between 10% and 15% based on the "spot" closing prices of Johnson Controls common stock and Tyco ordinary shares. Based on the trading prices of the shares as of November 23, 2015, the range of premiums would have resulted in an exchange ratio of between 0.85 to 0.88 of a Johnson Controls share for each Tyco share. No exchange ratio was proposed or agreed at that time.

        Throughout the negotiations between Johnson Controls and Tyco described in this section of the joint proxy statement/prospectus, the parties discussed the transaction in terms of an exchange ratio of the number of shares of Johnson Controls common stock for each Tyco ordinary share. The parties ultimately agreed to a transaction structure, where each share of Johnson Controls common stock could elect to receive one ordinary share of the combined company and where the Tyco ordinary shares would be converted into a different number of shares of the combined company through a share consolidation. The exchange ratio being discussed between the parties is therefore equivalent to the Tyco share consolidation ratio.

        On November 25, 2015, the Johnson Controls board of directors held a telephonic board meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management updated the board on the status of discussions with Tyco and, along with representatives of Centerview, reviewed the potential strategic rationale for the combination of Johnson Controls and Tyco, as well as potential synergies from the combination, including Johnson Controls management's estimate of at least $500 million of operational synergies and at least $150 million in annual U.S. tax synergies. The Johnson Controls board then discussed management's proposed next steps, including negotiating the financial and governance aspects of the potential business combination. Following these discussions, the Johnson Controls board of directors authorized Johnson Controls management to continue to explore a potential business combination with Tyco.

        On December 3, 2015, the Tyco board of directors held an in-person meeting in Ireland. Members of Tyco management and representatives of Lazard also attended the meeting, and representatives of Simpson Thacher & Bartlett LLP, outside counsel to Tyco ("Simpson Thacher"), joined telephonically. At the meeting, members of Tyco management reviewed, among other things, current trends and the competitive landscape of the building systems business and related industries. Members of Tyco management and representatives of Lazard then reviewed the current status of their discussions with Johnson Controls regarding a potential business combination. Representatives of Lazard reviewed with the Tyco board of directors the proposed transaction structures, including options for all stock and a mix of cash and stock transactions, and the implied premiums and governance for possible transaction structures. Representatives of Lazard also discussed valuation and financial analyses of the two companies and the potential synergies. Tyco management then discussed the initial results of their due diligence review of Johnson Controls and potential next steps. After discussion, the Tyco board of directors authorized Tyco management, together with Edward D. Breen, Chairman of Tyco, to continue to explore a potential business combination with Johnson Controls.

        On December 4, 2015, Mr. Molinaroli and Mr. Oliver spoke by telephone, and Mr. Oliver informed Mr. Molinaroli that the Tyco board authorized him to continue discussions with Johnson Controls on the potential business combination and that the Tyco board preferred a combination that would have shared governance between Tyco and Johnson Controls.

        On December 8, 2015, Mr. Guyett and representatives of Centerview met with Mr. Armstrong and representatives of Lazard to discuss key terms of the proposed combination. Among other items, Lazard presented Tyco's view of potential synergies and the value creation opportunities from the combination for both companies if the exchange ratio were set to provide the Tyco shareholders with a premium of 20% based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending prior to the date of the merger agreement. Based on the trading prices of the shares as of December 7, 2015, such a premium would result in an exchange ratio of 0.96 of a Johnson Controls share for each Tyco share. Following discussions between Mr. Guyett and representatives of Centerview and Mr. Armstrong and representatives of Lazard, Mr. Armstrong indicated that Tyco would be willing to continue discussion with Johnson Controls based on the understanding that there would be shared leadership and management of the combined company. Additionally, the parties agreed to recommend to their respective boards of directors and Chief Executive Officers a narrowed range of expected premiums to the Tyco shareholders of 15% to 17.5% using the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending prior to the date of the merger agreement. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending December 7, 2015, such a premium would result in an exchange ratio of 0.92 to 0.94 of a Johnson Controls share for each Tyco share. The parties further discussed that this exchange ratio assumed that each share of Johnson Controls common stock would be equal to one share of the combined company, but that the parties desired for Johnson Controls shareholders to receive cash in lieu of a portion of its share of the combined company and, therefore, the parties would need to agree on the amount of cash that each Johnson Controls share could receive and the total cap on the cash that would be paid by Tyco to the Johnson Controls shareholders.

        On December 9, 2015, Jeffrey A. Joerres, Lead Director of Johnson Controls, and Mr. Breen discussed certain key terms of a potential transaction, including the leadership and management of the combined company and the size and composition of the combined company's board.

        On December 10, 2015, the Johnson Controls board of directors held a telephonic board meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management and its advisors updated the board on the status of discussions with Tyco and its advisors, including Tyco's proposed methodology for calculating the exchange ratio. They also discussed the parties' respective calculation of potential synergies and other value creation opportunities from the combination. Johnson Controls management then discussed with the board other terms of the proposed transaction, including transaction structure, leadership of the combined company, the size and composition of the board of directors and the name and headquarters of the combined company. After this discussion, the Johnson

Controls board authorized Johnson Controls management to continue discussions and negotiations with Tyco.

        On December 11, 2015 Mr. Guyett contacted Mr. Armstrong to update him on the feedback received from the Johnson Controls board of directors. Later that day, Messrs. Molinaroli and Guyett held a telephone call with Messrs. Oliver and Armstrong to discuss certain key terms of the potential business combination. Among other items, Messrs. Molinaroli and Guyett proposed that the parties proceed on the basis of an exchange ratio of between 0.92 and 0.93 of a Johnson Controls share for each Tyco share, which was at the lower end of the range of exchange ratios previously discussed on December 8, 2015. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ended December 9, 2015, this range of exchange ratios represented a premium to the Tyco shareholders of approximately 15% to 16%. Johnson Controls' proposal on the exchange ratio was also based on the assumption that each share of Johnson Controls common stock would be equal to one share of the combined company. However, the exchange ratio would be adjusted to reflect that Johnson Controls shareholders would have a right to elect to receive cash in lieu of shares of the combined company, and that the cash and stock elections would be prorated to ensure that a fixed amount of cash would be paid by Tyco to the Johnson Controls shareholders. Johnson Controls further proposed that the combined company would be named "Johnson Controls" and would retain Tyco's global headquarters in Ireland but maintain its U.S. operational headquarters in Milwaukee.

        On December 11, 2015, representatives of Johnson Controls, Tyco, Centerview, Lazard, Wachtell Lipton and Simpson Thacher also held a telephone call to discuss the overall timeline for the proposed transaction, including due diligence, negotiation of definitive documentation, engaging with Tyco's financing sources and communications planning, as well as the proposed time to announce any transaction.

        On December 12, 2015, Mr. Joerres and Mr. Breen spoke by telephone and discussed the terms of the potential transaction, the leadership and management of the combined company, including the scope of the roles of the Chief Executive Officer and Chief Operating Officer, and the size and composition of the combined company's board.

        On December 14, 2015, members of Johnson Controls management, members of Tyco management, and representatives of Centerview and Lazard discussed the framework and timing for due diligence review and agreed to schedule due diligence meetings to evaluate various aspects of each other's businesses. Over the next week, they held several telephonic meetings to discuss due diligence matters with respect to each party's business and operations, as well as to discuss potential synergies that could be achieved from the combination.

        On December 16, 2015, Wachtell Lipton, on behalf of Johnson Controls, sent to Simpson Thacher, on behalf of Tyco, a draft merger agreement and an accompanying term sheet summarizing its key terms. The draft agreement provided that the combination of Johnson Controls and Tyco would be structured as a "reverse merger," in which Tyco would be the parent entity of the combined company and Johnson Controls would be merged with a wholly owned subsidiary of Tyco. In the merger, each outstanding share of Johnson Controls common stock would be converted into the right to receive, at the election of such holder, either one share of the combined company or a fixed amount of cash, subject to proration so that the aggregate amount of cash paid by Tyco to the Johnson Controls shareholders would be fixed. The draft merger agreement also contemplated that, immediately prior to the merger, Tyco would effect a share consolidation that would reflect the exchange ratio to be agreed between the parties. The draft agreement further provided for reciprocal termination fees of $250 million in the event that one party's board of directors changed its recommendation and for Tyco to pay a higher termination fee in certain circumstances if it was unable to secure debt financing for the cash portion to be paid to the Johnson Controls shareholders in the merger.

        On December 18, 2015, the Tyco M&A Committee held an in-person meeting. Members of Tyco management and representatives of Lazard and Simpson Thacher also attended. At the meeting, members of Tyco management and representatives of Simpson Thacher discussed the results to date of their legal due diligence review. Mr. Armstrong and representatives of Lazard then reported on recent discussions with Johnson Controls management and reviewed the current proposals from Tyco and Johnson Controls relating to, among other matters, the exchange ratio, the leadership of the combined company, the size and composition of the board of directors and the name and headquarters of the combined company, noting that the midpoint of the range of exchange ratios had increased since the time of Tyco's December board meeting. Representatives of Lazard then discussed the financing that would be required to pay the cash consideration in the proposed transaction structure, and Mr. Armstrong reported management's conclusion that Tyco could obtain financing and maintain its investment grade status. Mr. Breen updated the Tyco M&A Committee on the status of discussions with respect to the leadership and management of the combined company, including his December 12, 2015 telephone discussion with Mr. Joerres. After discussion both with the members of Tyco management and in executive session, the Tyco M&A Committee determined that discussions and diligence with respect to the proposed transaction should continue.

        On December 19, 2015, Mr. Oliver contacted Mr. Molinaroli to discuss the feedback provided by the Tyco M&A Committee on the terms of the potential business combination. That same day, representatives of Lazard delivered Tyco's revised proposal on the exchange ratio to Mr. Guyett. Tyco proposed an exchange ratio of 0.94 of a Johnson Controls share for each Tyco share. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending on December 18, 2015, this exchange ratio reflected a premium of approximately 17% to the Tyco shareholders. Mr. Breen also contacted Mr. Joerres and informed him that Tyco proposed that Mr. Molinaroli would be the Chief Executive Officer and Chairman of the combined company for 12 months after closing, during which time Mr. Oliver would be President and Chief Operating Officer, and Mr. Oliver would then succeed Mr. Molinaroli as Chairman and Chief Executive Officer. Tyco's proposal also noted that the combined company would be named "Johnson Controls," would retain Tyco's global headquarters in Ireland but maintain its U.S. operational headquarters in Milwaukee and that the combined company's board of directors would be comprised of six directors from Johnson Controls and five directors from Tyco.

        On December 19, 2015, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management informed the board of Tyco's revised proposal. After discussion, the Johnson Controls board discussed with management and its advisors different exchange ratios. They also discussed the leadership positions of the combined company and requested that Johnson Controls propose that, following the 24 months after closing during which Mr. Molinaroli would be the Chief Executive Officer and Chairman of the combined company, Mr. Molinaroli serve as Executive Chairman of the combined company for an additional 12 months.

        Following the Johnson Controls board meeting, on December 20, 2015, Mr. Joerres contacted Mr. Breen to communicate Johnson Controls' revised proposal on the leadership of the combined company. Mr. Joerres and Mr. Breen also arranged to meet in person.

        On December 22, 2015, Mr. Joerres and Mr. Breen met to discuss management and leadership succession matters for the combined company and to arrange introductory meetings between Mr. Molinaroli and members of the Tyco board of directors and between Mr. Oliver and members of the Johnson Controls board of directors. That same day, Mr. Molinaroli and Mr. Oliver spoke by telephone to discuss, among other matters, management and leadership succession matters for the combined company.

        On December 23, 2015, Johnson Controls and Tyco each opened up an electronic data room and provided access to the other party and its advisors to continue due diligence.

        On December 28, 2015, Simpson Thacher, on behalf of Tyco, sent to Wachtell Lipton, on behalf of Johnson Controls, a summary of Tyco's response to the draft merger agreement. The summary included a proposal on termination rights and termination fees, and that the parties' boards of directors would be prohibited from changing their recommendation in response to certain types of "intervening events." The summary noted that Tyco also rejected any requirement to make a payment for any financing failure.

        During the week of December 28, 2015, representatives of Johnson Controls, Tyco and their financial and legal advisors continued to have telephonic due diligence calls and to upload additional materials to the parties' respective electronic data rooms. In addition, on December 30, 2015, members of Johnson Controls management and representatives of Centerview met with members of Tyco management and representatives of Lazard to discuss, among other items, synergy assumptions, the parties' projected results of operations, the financial profile of the combined company, the amount and terms of the debt financing proposed to be raised by Tyco and the potential effect on the transaction of the Treasury's previously issued notices regarding proposed regulations under Section 7874. The parties also discussed the liquidity requirements of each company on a standalone and combined basis.

        On December 30, 2015, Mr. Molinaroli met with certain members of the Tyco board of directors as part of the Tyco board of directors' due diligence investigation of him.

        On December 31, 2015, Mr. Oliver met with certain members of the Johnson Controls board of directors as part of the Johnson Controls board of directors' due diligence investigation of him.

        On January 3 and 4, 2016, Mr. Joerres and Mr. Breen spoke by telephone. During their conversations, Mr. Joerres proposed, on behalf of Johnson Controls, an exchange ratio of 0.935 of a Johnson Controls share for each Tyco share. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending on December 31, 2015, this exchange ratio reflected a premium of approximately 18% to the Tyco shareholders. They also discussed management and leadership succession matters for the combined company, including Johnson Controls' view that Mr. Molinaroli should serve as Chief Executive Officer for two years after the closing and Tyco's view that Mr. Oliver should succeed Mr. Molinaroli as Chief Executive Officer earlier than two years after the closing.

        On January 4, 2016, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, members of Johnson Controls management updated the board on the status of discussions with Tyco, including areas of agreement and disagreement between the parties and a proposed timeline for the transaction. Mr. Molinaroli summarized for the Johnson Controls board his meeting with Mr. Breen and members of the Tyco board of directors and Mr. Oliver's meeting with members of the Johnson Controls board of directors. Mr. Joerres then updated the Johnson Controls board on his conversations with Mr. Breen, including the proposal that he delivered regarding the exchange ratio and management and leadership succession of the combined company. Following this update, the Johnson Controls board discussed in detail the potential options to move forward with the transaction.

        On January 6, 2016, the Tyco M&A Committee held a telephonic meeting. Certain other members of the Tyco board of directors, members of Tyco management and representatives of Simpson Thacher and Lazard also attended the meeting. Mr. Oliver provided an update on recent discussions with Johnson Controls management. The Tyco M&A Committee, with the support of the other directors participating in the meeting, agreed that Mr. Breen should continue to engage with Mr. Joerres with respect to the exchange ratio and leadership succession of the combined company. Following the January 6, 2016 meeting of the Tyco M&A Committee, Mr. Breen telephoned Mr. Joerres to convey Tyco's position with respect to leadership of the combined company, including that Mr. Molinaroli would be the Chief Executive Officer and Chairman of the combined company for 15 months after closing, during which time Mr. Oliver would be President and Chief Operating Officer, that Mr. Oliver would then succeed Mr. Molinaroli as Chairman and Chief Executive Officer, and that the combined company's board of directors would be comprised of six directors from Johnson Controls and five directors from Tyco.

        On January 7, 2016, members of Johnson Controls management, members of Tyco management and their respective legal and financial advisors met to discuss the proposed transaction structure and financing for the transaction. During that meeting, members of Tyco management reviewed Tyco's revised proposal on certain transaction terms, including that it was proposing an exchange ratio of 0.945 of a Johnson Controls share for each Tyco share. Tyco noted that it was proposing an increase in the exchange ratio to reflect that the price of Johnson Controls common stock had declined relative to the price of Tyco ordinary shares since their last discussion of the exchange ratio. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ended January 6, 2016, the exchange ratio represented an approximately 19% premium to the Tyco shareholders. As previously discussed between the parties, this exchange ratio assumed that each share of Johnson Controls common stock would be equal to one share of the combined company, but the parties desired for Johnson Controls shareholders to receive cash in lieu of a portion of its share of the combined company and, therefore, the parties would need to agree on the amount of cash that each Johnson Controls share could receive and the total cap on the cash that would be paid by Tyco to the Johnson Controls shareholders. Tyco proposed that approximately $3.9 billion in cash would be paid to the Johnson Controls shareholders in the aggregate in the merger and that the exchange ratio would therefore be adjusted to reflect this cash. The Tyco proposal also set forth its proposal on a leadership succession plan for the combined company and a proposal on termination rights, the right of the board to change its recommendation for certain "intervening events" and termination fees.

        Following this meeting, on January 7, 2016, Mr. Joerres and Mr. Breen discussed the leadership succession plan for the combined company and agreed to continue discussions on the basis that Mr. Molinaroli would be Chief Executive Officer and Chairman of the combined company for 18 months following the closing, during which time Mr. Oliver would be President and Chief Operating Officer, with Mr. Oliver then succeeding Mr. Molinaroli as Chief Executive Officer after that time and Mr. Molinaroli serving as Chairman for an additional 12 months.

        On January 8, 2016, a financial advisor to one of the companies with which Johnson Controls had explored a possible strategic transaction in the summer of 2015 contacted a representative of Centerview as a follow-up to a meeting held by such advisors regarding reasons for the termination of the earlier discussions. The financial advisor shared certain terms that would likely be important if the companies were to resume discussions. Johnson Controls subsequently determined that a transaction on these terms was less likely to be completed than the proposed business combination with Tyco and would likely adversely affect the ongoing work on the spin-off of the Automotive Experience business. As a result, the parties did not recommence discussions regarding the potential business combination.

        Also on January 8, 2016, members of Johnson Controls management, including Mr. Guyett and Mr. Stief, members of Tyco management, including Mr. Robert Olson, Tyco's Executive Vice President, Chief Financial Officer, and Mr. Armstrong, and representatives of Centerview and Lazard met to discuss the assumptions underlying potential operating synergies from the combination, including headquarters consolidation, possible branch optimization, purchasing savings, shared services and other general and administrative cost savings.

        That same day, representatives of Wachtell Lipton and Simpson Thacher discussed certain open items in the draft merger agreement, including termination rights and rights for the board to change their recommendation, termination fees, provisions for the leadership succession plan for the combined company, and matters related to the separation of Johnson Controls' Automotive Experience business.

        On January 11, 2016, Mr. Molinaroli and Mr. Oliver spoke by telephone and discussed recent changes in the stock prices of Johnson Controls common stock and Tyco ordinary shares.

        On January 12, 2016, representatives of Centerview, Lazard, Wachtell Lipton and Simpson Thacher had a telephonic meeting to discuss certain open items in the draft merger agreement, including termination rights and rights for the board to change their recommendation, termination fees, provisions for the leadership succession plan for the combined company, and matters related to the separation of Johnson Controls' Automotive Experience business. They also discussed whether Johnson Controls shareholders would be able to make an election or instead receive a fixed amount of cash and shares and, if such an election was to be permitted, the price of Johnson Controls common stock that would be used to calculate the cash consideration that a Johnson Controls shareholder would receive if such shareholder made a cash election, and the aggregate cap on such cash and shares elections.

        On January 13, 2016, members of Johnson Controls management, members of Tyco management and their respective financial and legal advisors met to discuss certain open items in the draft merger agreement, including the details of the leadership and succession plan, termination fees, termination rights for each party and the right of the board to change its recommendation for the merger and matters related to Johnson Controls' planned separation of the Automotive Experience business. The parties also agreed to continue discussions on the basis that Mr. Molinaroli would serve as Executive Chairman during the 12-month period after Mr. Oliver became Chief Executive Officer of the combined company. Following the meeting, Simpson Thacher, on behalf of Tyco, sent Wachtell Lipton, on behalf of Johnson Controls, written proposals on termination fees, termination rights for each party and the right of the board to change its recommendation for the merger and matters related to Johnson Controls' planned separation of the Automotive Experience business.

        On January 14, 2016, the Tyco M&A Committee held a telephonic meeting. Certain other members of the Tyco board of directors, members of Tyco management and representatives of Simpson Thacher and Lazard also attended the meeting. At the meeting, members of Tyco management and the Tyco directors discussed Johnson Controls' proposal with respect to leadership succession of the combined company. Tyco management then reviewed the relative stock price performance of Johnson Controls and Tyco, noting that Johnson Controls' stock price had declined relative to the price of Tyco's ordinary shares, and the Tyco M&A Committee supported the position that the exchange ratio should be increased in response to the change in the stock prices. The Tyco M&A Committee, Tyco management and representatives of Simpson Thacher then discussed the current status of negotiations over certain terms in the draft merger agreement, including provisions relating to termination fees, termination rights for each party and the right of the board of each company to change its recommendation for the merger.

        Also on January 14, 2016, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management and representatives of Centerview and Wachtell Lipton also attended the meeting. At the meeting, Johnson Controls management and its advisors provided an update on the status of discussions with Tyco, including the open issues on exchange ratio, the leadership succession plan for the combined company, termination fees, termination rights for each party and the right of the board to change its recommendation for the merger and matters related to the separation of Johnson Controls' Automotive Experience business. The Johnson Controls board also reviewed the changes in Johnson Controls' and Tyco's share prices since the December 10, 2015 board meeting and the impact of such changes on the premium to the Tyco shareholders using different exchange ratios. In particular, members of Johnson Controls management and representatives of Centerview noted that, given the change in the stock prices of Johnson Controls common stock and Tyco ordinary shares, the exchange ratios that had been previously discussed between the parties would result in a much smaller premium to the Tyco shareholders. They informed the Johnson Controls board that, as a result, Tyco and its financial advisors had noted that Tyco would require an increase in the exchange ratio.

        Following the Johnson Controls board meeting, Wachtell Lipton, on behalf of Johnson Controls, sent to Simpson Thacher, on behalf of Tyco, a revised proposal on the termination rights and fees.

        On January 15, 2016, Mr. Molinaroli and Mr. Oliver spoke by telephone to update each other on the feedback that each executive had received from the board of directors of their respective companies, the recent change in the stock prices of Johnson Controls common stock and Tyco ordinary shares and certain outstanding items in the draft merger agreement. That same day, Simpson Thacher, on behalf of Tyco, sent a revised draft of the merger agreement to Wachtell Lipton, on behalf of Johnson Controls.

        On January 17, 2016, Mr. Guyett, Mr. Armstrong and representatives of Centerview and Lazard held a telephone meeting to discuss certain outstanding items in the draft merger agreement. During those discussions, Mr. Armstrong and Lazard noted that, given that the price of Johnson Controls common stock had declined relative to the price of Tyco ordinary shares, the exchange ratio that had been previously discussed between the parties would result in a smaller premium to the Tyco shareholders. They therefore requested an increase in the exchange ratio to 0.98 to 0.99 of a Johnson Controls share for each Tyco share. Based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending on January 15, 2016, this exchange ratio reflected a premium of approximately 20% to 22% to the Tyco shareholders. Tyco also proposed that the cash consideration that a Johnson Controls shareholder would receive from Tyco if such shareholder made a cash election would be calculated using the volume weighted average price of a share of Johnson Controls common stock for the 5 trading days prior to the signing of the merger agreement.

        On January 18, 2016, following discussions with members of Johnson Controls management, representatives of Centerview contacted representatives of Lazard to discuss the potential synergies that could be achieved from the proposed business combination. The next day, on January 19, 2016, members of Johnson Controls management, members of Tyco management and their respective advisors held meetings and continued to discuss the potential synergies that could be achieved.

        On January 19, 2016, the Tyco M&A Committee held a telephonic meeting. Members of Tyco management and representatives of Lazard and Simpson Thacher also attended the meeting. At the meeting, Mr. Oliver advised that representatives of Lazard had communicated Tyco's proposal to increase the exchange ratio to representatives of Centerview. Tyco management then reviewed the current status of negotiations with respect to certain open issues in the draft merger agreement, including with respect to leadership succession and provisions relating to termination fees, termination rights for each party and the right of the board of each company to change its recommendation for the merger. After discussion of the proposed transaction premium, exchange ratio and the synergies analysis, among other matters, the Tyco M&A Committee determined that Tyco management and Mr. Breen should continue discussions with Johnson Controls.

        On January 19, 2016, Mr. Joerres and Mr. Breen spoke by telephone to discuss the status of the negotiations between the parties. That same day, Wachtell Lipton, on behalf of Johnson Controls, sent to Simpson Thacher, on behalf of Tyco, a revised draft of the merger agreement.

        On January 20, 2016, members of Johnson Controls management, including Mr. Guyett, members of Tyco management, including Mr. Armstrong, and representatives of Centerview and Lazard had a discussion to resolve certain outstanding items in the draft merger agreement. After discussion and negotiation, members of Johnson Controls management and members of Tyco management agreed to continue discussion on the basis of an exchange ratio of 0.955 of a share of the combined company for each Tyco share. Assuming Tyco effected a share consolidation so that each share of the combined company had a value equal to one share of Johnson Controls common stock and based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending on January 19, 2016, this exchange ratio represented a premium of approximately 14% to the Tyco shareholders. The parties also discussed the cash/share election and proration mechanics that would exist for the Johnson Controls shareholders, which would permit Johnson Controls shareholders to receive, at their option and in lieu of one share of the combined company for each of their shares of Johnson Controls common stock, a fixed amount of cash. The parties agreed to proceed on the basis that this fixed amount of cash would be equal to the five-day volume weighted average price of a Johnson Controls common share prior to the signing of the merger agreement. The parties also agreed that the cash and share elections would be subject to proration to ensure that approximately $3.864 billion would be paid to the Johnson Controls shareholders in the aggregate. The parties further discussed the termination fees that could be payable by each party and agreed to proceed on the basis that each party would be obligated to pay a termination fee of $375 million if such party's board of directors changed its recommendation in response to a competing acquisition proposal or for certain types of intervening events and the merger agreement were terminated, and would be obligated to pay a termination fee of $500 million if such party terminated the merger agreement or its board of directors changed its recommendation in response to certain types of intervening events related to a change or proposed change in law.

        On January 20, 21 and 22, 2016, Wachtell Lipton, on behalf of Johnson Controls, and Simpson Thacher, on behalf of Tyco, exchanged drafts of the merger agreement and other related documents.

        On January 21, 2016, members of the Tyco board of directors, members of Tyco management and representatives of Lazard and Simpson Thacher held a telephone call. Tyco management and its advisors provided an update on the status of discussions with Johnson Controls, including with respect to the exchange ratio and the relative value of the exchange ratio based on the stock price performance of Johnson Controls and Tyco during the period of negotiations, matters related to Johnson Controls' planned spin-off of its Automotive Experience business and the draft merger agreement provisions relating to termination fees and the right of each party's board of directors to terminate the merger agreement or change its recommendation under specified circumstances.

        On January 22, 2016, Mr. Joerres and Mr. Breen spoke by telephone to discuss details of the leadership succession.

        On January 23, 2016, the Johnson Controls board of directors held an in-person meeting. Members of Johnson Controls management and representatives of Centerview, Barclays and Wachtell Lipton also attended the meeting. At the meeting, Johnson Controls management and its advisors provided an update on the status of discussions with Tyco. Johnson Controls management then discussed the results of its due diligence on Tyco and its estimates of synergy opportunities from the combination, including an estimate of at least $500 million of operational synergies and at least $150 million in annual U.S. tax synergies. Representatives of Centerview and Barclays then reviewed their preliminary financial analyses of the proposed merger, and representatives of Wachtell Lipton reviewed the terms of the draft merger agreement and the primary open issues in the agreement. Following discussion, the Johnson Controls board authorized Johnson Controls management to continue working toward finalizing the draft merger agreement. At the meeting, Johnson Controls management also provided an update on the progress of the preparation for the spin-off of the Automotive Experience business.

        On January 23, 2016 and January 24, 2016, representatives of Johnson Controls, Tyco and their respective legal advisors discussed and negotiated the remaining open items in the draft merger agreement and related documents.

        On January 23, 2016, the Tyco board of directors held an in-person meeting in Ireland. Members of Tyco management and representatives of Lazard, Simpson Thacher and Arthur Cox, Tyco's Irish counsel, also attended the meeting. At the meeting, Mr. Oliver described the background of and strategic rationale for the proposed transaction, and Mr. Armstrong reviewed the competitive landscape for Tyco and Johnson Controls. Representatives of Lazard then reviewed Lazard's financial analysis of the transaction and delivered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of January 23, 2016, to the effect that, as of that date and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth therein, the share consolidation ratio (after giving effect to the transactions and taking into account the merger consideration) was fair, from a financial point of view, to holders of Tyco ordinary shares (other than Johnson Controls and its affiliates). Members of Tyco management discussed the results of the due diligence review conducted on Johnson Controls, and representatives of Simpson Thacher summarized the principal terms of the merger agreement. After considering the terms of the merger agreement and the other transaction documents and the other factors described under "The Merger—Recommendation of the Tyco Board of Directors and the Tyco Board's Reasons for the Merger," the Tyco board (i) determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Tyco and its shareholders, (ii) approved the execution, delivery and performance of the merger agreement and consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth therein and (iii) resolved that a recommendation be made to the Tyco shareholders to vote in favor of the Tyco proposals relating to the transactions and to include such recommendation in this joint proxy statement/prospectus. The Tyco board then authorized management to finalize and execute the merger agreement and the related agreements on the terms reviewed at the board meeting.

        In the evening of January 24, 2016, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management and representatives of Centerview, Barclays and Wachtell Lipton also attended the meeting. Johnson Controls management updated the board on the current discussions with Tyco regarding the proposed transaction. Representatives of Wachtell Lipton then summarized the resolution of the open items in the draft merger agreement. Representatives of Centerview and Barclays then provided to the board their respective financial analyses of the aggregate merger consideration and delivered their oral opinions, which were subsequently confirmed by delivery of written opinions dated January 24, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinion, the aggregate merger consideration to be paid to the Johnson Controls shareholders (other than Johnson Controls, Tyco, their affiliates and the Johnson Controls common stock underlying Johnson Controls' restricted stock awards) pursuant to the merger agreement was fair, from a financial point of view, to such Johnson Controls shareholders. After considering the terms of the merger agreement and the other transaction documents and the other factors described under "The Merger—Recommendation of the Johnson Controls Board of Directors and the Johnson Controls Board's Reasons for the Merger," the Johnson Controls board, (i) determined that the merger agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, Johnson Controls and the Johnson Controls shareholders, (ii) adopted and approved the merger agreement and the consummation of the transactions contemplated thereby, on the terms and subject to the conditions set forth in the merger agreement, and (iii) resolved that the approval of the merger agreement be submitted to a vote of the Johnson Controls shareholders and to recommend approval of the merger agreement by the Johnson Controls shareholders. The Johnson Controls board then authorized management to finalize and execute the merger agreement and the related agreements on the terms reviewed at the board meeting.

        Later on January 24, 2016, the parties finalized and executed the merger agreement. The execution of the merger agreement was publicly announced on the morning of January 25, 2016.

        On April 4, 2016, the Treasury and the IRS issued temporary Treasury regulations under multiple sections of the Code, including Section 7874, to address certain matters relating to so-called corporate inversions (also referred to as the "Temporary Section 7874 Regulations") and issued proposed regulations under Section 385 of the Code to address what the Treasury and IRS characterized as "earnings stripping" (also referred to as the "Proposed Section 385 Regulations").

        On April 8, 2016, the Johnson Controls board of directors held a telephonic meeting. Members of Johnson Controls management attended the meeting. Johnson Controls management provided the board with an overview of the Temporary Section 7874 Regulations and Proposed Section 385 Regulations and their views on the potential impact of these regulations on the transaction. Among other items, Johnson Controls management indicated to the board that although management, together with its financial and legal advisors, were continuing to analyze the regulations, they did not currently expect the Temporary Section 7874 Regulations to affect the ability of Johnson Controls and Tyco to consummate the transaction along the lines previously announced by the companies. Johnson Controls management confirmed that the Temporary Section 7874 Regulations were not expected to adversely affect the ability of the combined company to realize the previously identified tax synergies of the merger. Management further reported that, based on its initial assessment, management's view was that the Proposed Section 385 Regulations, if finalized in their current form, would adversely impact the ability of the combined company to realize the $150 million of previously identified annual U.S. tax synergies of the merger, but that there could be other global tax synergies to be identified. In addition, management expressed optimism that additional operating synergies were achievable beyond those included in the original estimate. The Johnson Controls board of directors then discussed, among other items, management's views on the Temporary Section 7874 Regulations and Proposed Section 385 Regulations, as well as Johnson Controls' rights and obligations under the merger agreement and management's then-current estimates of synergies. After discussion, all members of the Johnson Controls board of directors present unanimously determined that the merger transaction with Tyco was still in the best interest of Johnson Controls and its shareholders because of, among other things, the strategic rationale for the combination and the operational synergies that could be achieved from the transaction. Accordingly, the Johnson Controls board of directors determined that management should proceed with the transaction on the terms set forth in the merger agreement. The Johnson Controls board of directors further instructed management to work with Tyco management and their respective advisors to continue to refine their estimates of operational and tax synergies that could be achieved in the transaction and to update the board of directors once that work had been completed.

        On April 12, 2016, the Tyco board of directors and members of Tyco management held a telephone call. During this call, Tyco management reviewed the Temporary Section 7874 Regulations and the Proposed Section 385 Regulations and their potential impact on the transaction. Tyco management confirmed that the Temporary Section 7874 Regulations were not expected to adversely affect the ability of the combined company to realize the previously identified tax synergies of the merger. Tyco management also reported its view that, although the Proposed Section 385 Regulations would adversely impact the ability of the combined company to realize the $150 million of previously identified annual U.S. tax synergies, other global tax synergies were achievable.

        Following this call, representatives of Johnson Controls, Tyco and their respective advisors continued to discuss the impact of the Proposed Section 385 Regulations and worked to identify strategies available to the companies to achieve additional cost and tax synergies. The companies and their advisors then identified approximately $150 million in annual global tax synergies that they estimated could be achieved as a result of the merger. On April 21, 2016, Johnson Controls and Tyco announced that they intended to proceed with the merger and that the combined company expected to deliver at least $650 million in operational and global tax synergies by the third year after the closing.

Recommendation of the Johnson Controls Board of Directors and Johnson Controls' Reasons for the Merger

        After careful consideration, the Johnson Controls board of directors, by unanimous vote of all directors at a meeting held on January 24, 2016, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Johnson Controls and its shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The Johnson Controls board of directors recommends that the Johnson Controls shareholders vote their shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.

        In evaluating the merger, the Johnson Controls board consulted with Johnson Controls' senior management and its legal and financial advisors and, in reaching its decision, considered a number of factors that the Johnson Controls board believed supported its decision, including the following material factors:

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  The expectation that the combination of Johnson Controls and Tyco will create a multi-industrial company, which will have enhanced scale and will combine Johnson Controls' leading positions in building controls and automotive batteries with Tyco's leading position in fire & security products;

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  The expectation that the combined company will be able to offer a more comprehensive set of integrated product offerings to building owners globally because of Johnson Controls' and Tyco's highly complementary businesses;

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  The expectation that the combined company will have an enhanced global presence because of Johnson Controls' strength in North America and China and Tyco's strength in North America and Europe;

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  The expectation that the combination of Johnson Controls and Tyco will enable the combined company to integrate the skill sets and capabilities of each of the companies' management teams to apply operational discipline across the combined company and to take advantage of strategic and innovation opportunities with an enhanced platform;

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  The expectation that the combination of Johnson Controls and Tyco will create an opportunity to achieve $650 million in annual run-rate operational and global tax synergies by the third year after the closing;

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  The fact that the merger agreement provides Johnson Controls shareholders with the ability to choose to receive either one ordinary share of the combined company or $34.88 in cash, subject to proration, and that, following the merger, Johnson Controls shareholders will have the opportunity to participate in the equity value of the combined company following the proposed transactions, including the future growth and expected synergies at the combined company, while at the same time providing immediate value through the cash component of the merger consideration;

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  The fact that the merger consideration would result in Johnson Controls shareholders holding approximately 56% of the outstanding shares of the combined company immediately after the merger and receiving approximately $3.864 billion in aggregate cash consideration to be funded by Tyco;

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  The fact that the aggregate amount of cash consideration and the number of shares of the combined company to be received for each outstanding share of Johnson Controls common stock are fixed and will not be reduced if the share price of Johnson Controls common stock declines prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights based on an increase in the market price of Tyco ordinary shares relative to the market price of Johnson Controls common stock;

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  The expectation that the combined company will maintain an investment grade credit rating, have a strong balance sheet and have the ability to generate substantial cash flow to pursue a balanced capital allocation program including a strong and growing dividend, consistent return of capital, and value-creating investment;

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  The ability of Johnson Controls, between the signing and closing of the merger agreement, to continue paying its regular quarterly dividend and to repurchase up to $500 million in shares of Johnson Controls common stock under its previously announced stock repurchase program on terms consistent with prior repurchases;

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  The fact that the merger is subject to the approval of the Johnson Controls shareholders, who will be free to approve or reject the merger;

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  The expectation that the regulatory approvals required to close the transaction could be obtained by the end of the companies' 2016 fiscal years;

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  The fact that an indirect wholly owned subsidiary of Tyco obtained financing commitments of $4.0 billion for the payment of the cash portion of the merger consideration;

  •
  The opinions of Centerview and Barclays, each of which was delivered orally on January 24, 2016 at the Johnson Controls board meeting and confirmed by delivery of written opinions, each dated January 24, 2016, to the effect that, as of such date and based on and subject to the various assumptions and limitations set forth in such opinion, the aggregate merger consideration to the Johnson Controls shareholders pursuant to the merger agreement was fair, from a financial point of view, to the Johnson Controls shareholders (other than certain excluded shares), as more fully described below in "—Opinion of Johnson Controls' Financial Advisors" of this joint proxy statement/prospectus;

  •
  Johnson Controls' management's knowledge of Tyco's business, results of operations, properties, assets, competitive position and prospects, as well as the due diligence investigation of Tyco conducted by Johnson Controls and the results of that investigation;

  •
  The fact that the combined company's primary North American operational headquarters would be in Milwaukee, Wisconsin;

  •
  The fact that six members of the eleven-member board of the combined company will be comprised of members of the current Johnson Controls board of directors, including Mr. Molinaroli, and that one of those directors would be appointed as the independent lead director;

  •
  The fact that the parties expected that, for the 18-months after the closing, Alex A. Molinaroli would be the Chairman and Chief Executive Officer of the combined company, and that George R. Oliver would be the President and Chief Operating Officer of the combined company, at which point Mr. Oliver would succeed Mr. Molinaroli as Chief Executive Officer, and Mr. Molinaroli would become Executive Chairman and serve in such role for 12 months, and that following such 12-month period, Mr. Oliver would become Chairman and continue as Chief Executive Officer of the combined company;

  •
  The expectation that Johnson Controls will be able to continue pursuing the spin-off of its Automotive Experience business;

  •
  The fact that the merger agreement prohibits Tyco from soliciting alternative proposals and requires an indirect wholly owned subsidiary of Tyco to pay Johnson Controls a termination fee of $375 million if (a) the Tyco board of directors changes its recommendation in response to a superior proposal and Johnson Controls terminates the merger agreement or (b) if Johnson Controls or Tyco terminates the merger agreement under certain circumstances and Tyco consummates or enters into an agreement with respect to a competing acquisition proposal within 12 months of such termination (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

  •
  The fact that Johnson Controls would have the ability to terminate the merger agreement prior to closing in certain circumstances in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law, subject to the payment of a termination fee of $500 million;

  •
  The fact that the merger agreement permits the Johnson Controls board of directors to change its recommendation prior to the Johnson Controls shareholder meeting in certain circumstances in response to an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law, subject to the payment of a termination fee of $375 million; and

  •
  The fact that the merger agreement requires an indirect wholly owned subsidiary of Tyco to reimburse Johnson Controls for up to $35 million in fees and expenses incurred by Johnson

    Controls in connection with the transactions if Johnson Controls or Tyco terminates the merger agreement because the Tyco shareholders do not approve the transaction (which reimbursement would be credited against the termination fee in the event that it subsequently becomes payable by Tyco) (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement").

        The Johnson Controls board of directors also considered the various risks and other potentially negative factors concerning the merger, including the following:

  •
  The fact that, because the aggregate amount of cash consideration and the number of shares of the combined company to be received in respect of each share of Johnson Controls common stock are fixed, they will not be increased in the event of an increase in the relative market price of Johnson Controls common stock as compared to the market price of Tyco ordinary shares prior to the closing;

  •
  The fact that, because of the proration procedures set forth in the merger agreement, Johnson Controls shareholders who make the cash election or the share election will not always receive the form of merger consideration that they elect to receive;

  •
  The fact that the consideration received by Johnson Controls shareholders in the merger will be taxable for U.S. federal income tax purposes;

  •
  The possibility that the merger might not be consummated despite the parties' efforts or that the closing of the merger may be delayed, and that the announcement of the transaction, coupled with any failure to consummate the transaction, could have a negative effect on Johnson Controls' relationships with employees, customers, suppliers and other third parties, as well as a negative effect on Johnson Controls' operating results and trading price;

  •
  The fact that it is a condition to closing the merger that the Tyco debt financing contemplated by the merger agreement be available for borrowing on the terms set forth in the commitment letter, or upon terms and conditions no less favorable, in the aggregate, and that comply with the terms of the merger agreement;

  •
  The difficulties of combining the businesses and workforces of Johnson Controls and Tyco based on, among other things, differences in the cultures of the two companies;

  •
  The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to complete the merger;

  •
  The challenges inherent in the combination of two businesses of the size, geographical diversity and scope of Johnson Controls and Tyco and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated;

  •
  The risks associated with Tyco's business, including those factors described in periodic reports previously filed with the SEC by Tyco and those factors discussed in this joint proxy statement/prospectus under "Risk Factors";

  •
  The fact that the merger agreement prohibits Johnson Controls from soliciting alternative proposals and requires Johnson Controls to pay an indirect wholly owned subsidiary of Tyco a termination fee of $375 million if (a) the Johnson Controls board of directors changes its recommendation in response to a superior proposal and Tyco terminates the merger agreement or (b) if Johnson Controls or Tyco terminates the merger agreement under certain circumstances and Johnson Controls consummates or enters into an agreement with respect to a competing acquisition proposal within 12 months of such termination (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

  •
  The fact that the merger agreement permits the Tyco board of directors to change its recommendation prior to the Tyco EGM in certain circumstances in response to an intervening event, including a change in or issuance of or proposed change in or issuance of applicable law, subject to the payment by an indirect wholly owned subsidiary of Tyco of a termination fee of $500 million if the intervening event is a change in or issuance of, or proposed change in or issuance of, applicable law or a termination fee of $375 million if the intervening event is not a change in or issuance of, or proposed change in or issuance of, applicable law;

  •
  The fact that Tyco would have the ability to terminate the merger agreement prior to closing in certain circumstances in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law, subject to the payment by an indirect wholly owned subsidiary of Tyco of a termination fee of $500 million; and

  •
  The fact that the merger agreement requires Johnson Controls to reimburse an indirect wholly owned subsidiary of Tyco for up to $35 million in fees and expenses and up to an additional $65 million of financing-related expenses incurred by Tyco in connection with the transactions if Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls shareholders do not approve the transaction (which reimbursement would be credited against the termination fee in the event that it subsequently becomes payable by Johnson Controls) (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement").

        In arriving at its determination on April 8, 2016 to affirm its continued support of the transaction, the Johnson Controls board consulted with Johnson Controls' senior management and, in reaching its decision, considered a number of factors that the Johnson Controls board believed supported its decision, including the following material factors:

  •
  The board's continued belief in the strategic benefits of the transaction;

  •
  The expectation that the Temporary Section 7874 Regulations would not adversely affect the ability of Johnson Controls and Tyco to realize the previously identified tax synergies available to the combined company, but that the Proposed Section 385 Regulations, if finalized in their current form, would adversely impact the ability of the combined company to realize the $150 million of previously identified annual U.S. tax synergies of the merger (although the parties might be able to identify other global tax synergies);

  •
  The fact that by virtue of their post-closing ownership of the combined company, former Johnson Controls shareholders would bear approximately 56%, and former Tyco shareholders would bear approximately 44%, of any potential adverse impact arising from the proposed rules described in the Proposed Section 385 Regulations; and

  •
  Johnson Controls' rights under the merger agreement relevant to the Johnson Controls board of directors' consideration of the Temporary Section 7874 Regulations and the Proposed Section 385 Regulations.

        In addition to considering the factors described above, the Johnson Controls board of directors considered the fact that Johnson Controls' directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Johnson Controls shareholders. See "—Interests of Johnson Controls' Directors and Executive Officers in the Merger."

Opinions of Johnson Controls' Financial Advisors

Opinion of Centerview Partners LLC

        On January 24, 2016, Centerview rendered to the board of directors of Johnson Controls its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 24, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in Centerview's opinion, a copy of which is attached to this joint proxy statement/prospectus as Annex C, the aggregate merger consideration to be paid to the holders of Johnson Controls common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated January 24, 2016, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached to this joint proxy statement/prospectus as Annex C and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview's written opinion attached to this joint proxy statement/prospectus as Annex C. Centerview's financial advisory services and opinion were provided for the information and assistance of the board of directors of Johnson Controls (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the proposed transaction and Centerview's opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Johnson Controls common stock (other than excluded shares) of the aggregate merger consideration to be paid to such holders pursuant to the merger agreement and did not address any other term or aspect of the merger agreement or the proposed transaction. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration and adjustment procedures set forth in the merger agreement, as to which procedures Centerview's opinion expressed no view or opinion. Centerview's opinion does not constitute a recommendation to any shareholder of Johnson Controls or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the proposed transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the cash consideration or the share consideration, or make no election, in the proposed transaction.

        The full text of Centerview's written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

  •
  a draft of the merger agreement dated January 24, 2016, referred to in this summary of Centerview's opinion as the draft merger agreement;

  •
  Annual Reports on Form 10-K of Johnson Controls for the years ended September 30, 2015, 2014 and 2013 and Annual Reports on Form 10-K of Tyco for the years ended September 25, 2015, September 26, 2014 and September 27, 2013;

  •
  certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Johnson Controls and Tyco;

  •
  certain publicly available research analyst reports for Johnson Controls and Tyco;

  •
  certain other communications from Johnson Controls and Tyco to their respective shareholders;

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Johnson Controls, including the Johnson Controls internal forecasts (as defined in this joint proxy statement/prospectus under "—Johnson Controls Unaudited Prospective Financial Information") (collectively, the "Johnson Controls internal data") furnished to Centerview by Johnson Controls for purposes of Centerview's analysis;

  •
  certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Tyco, including the Tyco internal forecasts (as set defined in this joint proxy statement/prospectus under "—Tyco Unaudited Prospective Financial Information") (collectively, the "Tyco internal data") furnished to Centerview by Johnson Controls for purposes of Centerview's analysis; and

  •
  certain tax and other cost savings and operating synergies projected by the management of Johnson Controls to result from the proposed transaction furnished to Centerview by Johnson

    Controls for purposes of Centerview's analysis (referred to as the synergies throughout this summary of Centerview's opinion).

        Centerview also participated in discussions with members of the senior management and representatives of Johnson Controls and Tyco regarding their assessment of the Johnson Controls internal data, the Tyco internal data and the synergies, as appropriate, and the strategic rationale for the proposed transaction. In addition, Centerview reviewed publicly available financial and share market data, including valuation multiples, for Johnson Controls and Tyco and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the proposed transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Johnson Controls' consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Johnson Controls' direction, that the Johnson Controls internal data (including, without limitation, the Johnson Controls internal forecasts) and the synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Johnson Controls as to the matters covered thereby, and that the Tyco internal data (including, without limitation, the Tyco internal forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tyco as to the matters covered thereby, and Centerview relied, at Johnson Controls' direction, on the Johnson Controls internal data, the Tyco internal data and the synergies for the purposes of Centerview's analysis and opinion. Centerview expressed no view or opinion as to the Johnson Controls internal data, the Tyco internal data or the synergies or the assumptions on which they were based. In addition, at Johnson Controls' direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Johnson Controls or Tyco, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Johnson Controls or Tyco. Centerview assumed, at Johnson Controls' direction, that the final executed merger agreement would not differ in any respect material to Centerview's analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at Johnson Controls' direction, that the proposed transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement or change in applicable law, the effect of which would be material to Centerview's analysis or Centerview's opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the proposed transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview's analysis or Centerview's opinion. Centerview also assumed that the proposed transaction would have the tax consequences described in discussions with, and materials furnished to Centerview by, representatives of Johnson Controls. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Johnson Controls or Tyco, or the ability of Johnson Controls or Tyco to pay their respective obligations when they come due, or as to the impact of the proposed transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion expressed no view as to, and did not address, Johnson Controls' underlying business decision to proceed with or effect the proposed transaction, or the relative merits of the proposed transaction as compared to any alternative business strategies or transactions that might be available to Johnson Controls or in which Johnson Controls might engage. Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview's written opinion, to the holders of Johnson Controls common stock (other than excluded shares) of the aggregate merger consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the proposed transaction, including, without limitation, the structure or form of the proposed transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the proposed transaction, including, without limitation, (i) the fairness of the proposed transaction or any other term or aspect of the proposed transaction to, or any consideration to be received in connection therewith by, or the impact of the proposed transaction on, the holders of any other class of securities, creditors or other constituencies of Johnson Controls or any other party, (ii) the allocation of the aggregate merger consideration as among holders of Johnson Controls common stock who receive the cash consideration or the share consideration or (iii) the relative fairness of the cash consideration and the share consideration. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Johnson Controls, Tyco or any party, or class of such persons in connection with the proposed transaction, whether relative to the aggregate merger consideration to be paid to the holders of Johnson Controls common stock (other than excluded shares) pursuant to the merger agreement or otherwise.

        Centerview's opinion was necessarily based on financial, economic, monetary, currency, market, regulatory and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview's written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview's written opinion. Centerview's opinion expressed no view or opinion as to what the value of ordinary shares of the combined company actually will be when issued pursuant to the proposed transaction or the prices at which Johnson Controls common stock or Tyco ordinary shares will trade or otherwise be transferable at any time, including following the announcement of the proposed transaction or the prices at which ordinary shares of the combined company will trade after consummation of the proposed transaction. Centerview's opinion does not constitute a recommendation to any shareholder of Johnson Controls or any other person as to how such shareholder or other person should vote with respect to the merger or otherwise act with respect to the proposed transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the cash consideration or the share consideration, or make no election, in the proposed transaction. Centerview's financial advisory services and its written opinion were provided for the information and assistance of the board of directors of Johnson Controls (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the proposed transaction. The issuance of Centerview's opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        Centerview's financial analyses and opinion were only one of many factors taken into consideration by the board of directors of Johnson Controls in its evaluation of the proposed transaction. Consequently, the analyses described below should not be viewed as determinative of the views of the board of directors or management of Johnson Controls with respect to the aggregate merger consideration or as to whether the board of directors of Johnson Controls would have been willing to determine that a different consideration was fair. The aggregate merger consideration for the proposed transaction was determined through arm's-length negotiations between Johnson Controls and Tyco and was approved by the board of directors of Johnson Controls. Centerview provided advice to Johnson Controls during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Johnson Controls or the board of directors of Johnson Controls nor did Centerview advise Johnson Controls or the board of directors of Johnson Controls that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction.

        Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has been engaged to provide financial advisory services to Johnson Controls for which Centerview has received compensation, including in connection with the spin-off of Adient. Centerview has received approximately $5 million in compensation for such services. In the past two years, Centerview has not been engaged to provide financial advisory services to Tyco or Merger Sub, and Centerview has not received any compensation from Tyco or Merger Sub during such period. Centerview may provide investment banking and other services to or with respect to Johnson Controls or Tyco or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and Centerview's affiliates' directors, officers, members and employees, or family members of such persons, (ii) of Centerview's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Johnson Controls, Tyco or any of their respective affiliates or any other party that may be involved in the proposed transaction.

        The board of directors of Johnson Controls selected Centerview as its financial advisor in connection with the proposed transaction based on Centerview's qualifications, expertise, reputation and knowledge of its business and affairs and the industry in which it operates. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction.

        In connection with Centerview's services as financial advisor to the board of directors of Johnson Controls, Johnson Controls has agreed to pay Centerview an aggregate fee of $37.5 million, $5.0 million of which was payable upon the announcement of the proposed transaction and $32.5 million of which is payable contingent upon consummation of the proposed transaction. In addition, Johnson Controls has agreed to reimburse certain of Centerview's expenses arising, and to indemnify Centerview against certain liabilities that may arise, as a result of Centerview's engagement.

Opinion of Barclays Capital Inc.

        On January 24, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the board of directors of Johnson Controls that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the aggregate merger consideration pursuant to the merger agreement is fair, from a financial point of view, to holders of Johnson Controls common stock (other than excluded shares).

        The full text of Barclays' written opinion, dated as of January 24, 2016 is attached as Annex D to this joint proxy statement/prospectus. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the board of directors of Johnson Controls, addresses only the fairness, from a financial point of view, of the aggregate merger consideration to be offered to the holders of Johnson Controls common stock (other than excluded shares) and did not address any other term or aspect of the merger agreement or the proposed transaction. Elections by Johnson Controls shareholders for the share consideration and cash consideration will be subject to proration and adjustment procedures set forth in the merger agreement, as to which procedures Barclays' opinion expressed no view or opinion. Barclays' opinion does not constitute a recommendation to any shareholder of Johnson Controls as to how such shareholder should vote with respect to the proposed transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the cash consideration or the share consideration, or make no election, in the proposed transaction. The terms of the proposed transaction were determined through arm's-length negotiations between Johnson Controls and Tyco and were unanimously approved by the board of directors of Johnson Controls. Barclays did not recommend any specific form of consideration to Johnson Controls or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, Johnson Controls' underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the aggregate merger consideration to be offered to the holders of Johnson Controls common stock in the proposed transaction or otherwise; (ii) the allocation of the aggregate merger consideration as among holders of Johnson Controls common stock who receive the cash consideration or the share consideration; or (iii) the relative fairness of the cash consideration and the share consideration.

        In arriving at its opinion, Barclays, among other things:

  •
  reviewed and analyzed a draft of the merger agreement, dated as of January 24, 2016, and the specific terms of the proposed transaction;

  •
  reviewed and analyzed publicly available information concerning Johnson Controls and Tyco that Barclays believed to be relevant to its analysis, including Johnson Controls' Annual Report on Form 10-K for the fiscal year ended September 30, 2015 and the Annual Report of Tyco on Form 10-K for the fiscal year ended September 25, 2015;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Johnson Controls furnished to Barclays by Johnson Controls, including the Johnson Controls internal forecasts;

  •
  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Tyco, furnished to Barclays by Johnson Controls, including the Tyco internal forecasts;

  •
  reviewed and analyzed the trading history of Johnson Controls common stock from January 23, 2015 to January 22, 2016 and the trading history of Tyco ordinary shares over the same period;

  •
  reviewed and analyzed a comparison of the trading history of Johnson Controls common stock and Tyco ordinary shares from January 23, 2015 to January 22, 2016;

  •
  reviewed and analyzed a comparison of the historical financial results and present financial condition of Johnson Controls and Tyco, in each case, with those of other companies that Barclays deemed relevant;

  •
  reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

  •
  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Johnson Controls and Tyco;

  •
  reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company, including cost savings, tax and operating synergies and other strategic benefits expected by the management of Johnson Controls to result from the proposed transaction (including the pro forma ownership of the combined company expected by the management of Johnson Controls to result from the consummation of the proposed transaction) furnished to Barclays by Johnson Controls for purposes of Barclays' analysis (referred to as the synergies throughout this summary of Barclays' opinion);

  •
  reviewed and analyzed the relative values of Johnson Controls and Tyco;

  •
  had discussions with the management of Johnson Controls and Tyco concerning their respective business, operations, assets, liabilities, financial condition and prospects; and

  •
  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays has not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of Johnson Controls that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of Johnson Controls, Barclays assumed that the Johnson Controls internal forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Johnson Controls as to the financial performance of Johnson Controls and that Johnson Controls will perform substantially in accordance with such projections. With respect to the Tyco internal forecasts, upon the advice and at the direction of Johnson Controls, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tyco as to the financial performance of Tyco and that Tyco will perform substantially in accordance with such projections. With respect to the synergies, upon the advice and at the direction of Johnson Controls, Barclays assumed that the synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Johnson Controls and Tyco, including as to the amount and timing of realization. Barclays relied, at the direction of Johnson Controls, on the Johnson Controls internal forecasts, the Tyco internal forecasts and the synergies and Barclays assumed no responsibility for and expressed no view as to the estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Johnson Controls or those of Tyco and did not make or obtain any evaluations or appraisals of the assets or liabilities of Johnson Controls or those of Tyco. Barclays' opinion was necessarily based upon market, economic, regulatory and other conditions as they existed on, and could be evaluated as of, January 24, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after January 24, 2016. In addition, Barclays expressed no opinion as to the prices at which (i) Johnson Controls common stock or Tyco ordinary shares would trade at any time following the announcement of the proposed transaction or (ii) ordinary shares of the combined company will trade at any time following the consummation of the proposed transaction. Barclays' opinion should not be viewed as providing any assurance that the market value of Tyco ordinary shares to be held by the shareholders of Johnson Controls after the consummation of the proposed transaction will be in excess of the market value of the shares of Johnson Controls common stock owned by such shareholders at any time prior to the announcement or consummation of the proposed transaction.

        Barclays assumed that the executed merger agreement will conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement. Barclays also assumed, upon the advice of Johnson Controls, that all governmental, regulatory and third party approvals, consents and releases for the proposed transaction, that in each case were material to Barclays analyses and its opinion, will be obtained within the constraints contemplated by the merger agreement and that the proposed transaction will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed transaction, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Johnson Controls had obtained such advice as it deemed necessary from qualified professionals.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Johnson Controls common stock or Tyco ordinary shares but rather made its determination as to fairness, from a financial point of view, to the holders of Johnson Controls common stock (other than excluded shares) of the aggregate merger consideration to be offered to such holders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The board of directors of Johnson Controls selected Barclays because of its familiarity with Johnson Controls and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

        Barclays is acting as financial advisor to Johnson Controls in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Johnson Controls paid Barclays $4.0 million upon the delivery of Barclays' opinion. Additional compensation of $4.0 million will be payable on completion of the proposed transaction. In addition, Johnson Controls has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Johnson Controls and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for Johnson Controls, Tyco and their affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Johnson Controls:

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  acting as joint bookrunner for Johnson Controls' $1.7 billion fixed rate senior notes offering in June 2014;

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  engaging in various debt interest rate and foreign exchange risk management activities; and

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  acting as lender in Johnson Controls' revolving credit facilities.

For the foregoing services, Barclays has received a total of approximately $3.65 million in compensation from Johnson Controls. Additionally, in the past two years, Barclays has performed the following investment banking and financial services for Tyco:

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  acting as co-manager for Tyco's $500 million Euro bond offering in February 2015;

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  engaging in various foreign exchange risk management activities;

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  acting as lender in Tyco's revolving credit facility; and

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  acting as dealer, from time to time, under Tyco's commercial paper program.

        For the foregoing services, Barclays has received a total of approximately $1.84 million in compensation from Tyco. Prior to the announcement of the proposed transaction, an affiliate of Barclays was a tier 3 syndicate lender on Tyco's undrawn unsecured syndicated revolving credit facility maturing in August 2020 and, at Tyco's request on February 8, 2016, following the announcement of the proposed transaction and upon obtaining the consent of authorized representatives of Johnson Controls, an affiliate of Barclays committed to be a tier 1 lender in Tyco's new unsecured syndicated revolving credit facility maturing in August 2020, which replaced Tyco's existing revolving credit facility in March 2016. As a result of the refinancing of the existing revolving credit facility, Barclays' commitment to Tyco's revolving credit facility increased to an aggregate amount of $62.5 million, representing 6.25% of the total commitment amount.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Johnson Controls and Tyco for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Summary of the Financial Analyses of Johnson Controls' Financial Advisors

        The following is a summary of the material financial analyses as jointly presented by Centerview and Barclays to the board of directors of Johnson Controls in connection with rendering their respective opinions described above. While Johnson Controls' financial advisors jointly presented to the board of directors of Johnson Controls, Centerview and Barclays worked separately in developing their analyses, and these analyses represent Centerview's and Barclays' individual work product. The following summary does not purport to be a complete description of the financial analyses performed or factors considered by Johnson Controls' financial advisors nor does the order of analyses described represent the relative importance or weight given to those analyses by Johnson Controls' financial advisors. Johnson Controls' financial advisors may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Johnson Controls' financial advisors' view of the actual values of Johnson Controls or Tyco. Some of the summaries of the financial analyses set forth below include information presented in tabular format. The tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Johnson Controls' financial advisors. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the financial analyses of Johnson Controls' financial advisors and their respective opinions. In performing their analyses, Johnson Controls' financial advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Johnson Controls or any other parties to the proposed transaction. None of Johnson Controls, Tyco, Merger Sub, Centerview, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 22, 2016 (the last trading day before the public announcement of the proposed transaction) and is not necessarily indicative of current market conditions.

        Pursuant to the merger agreement, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the proposed transaction (other than excluded shares) will be converted into the right to receive, at the election of its holder, either (i) one ordinary share of the combined company or (ii) $34.88 in cash, without interest. For the purposes of rendering their opinions, Centerview and Barclays assumed that the Tyco share consolidation, pursuant to which each issued and unissued Tyco ordinary share will be converted into 0.955 Tyco shares, which will become ordinary shares of the combined company, will have been effectuated prior to the effective time of the proposed transaction in accordance with the merger agreement. In performing their analyses and in the summaries of their financial analyses set forth below, Johnson Controls' financial advisors refer to the exchange ratio of 0.955, the exchange ratio in effect prior to the Tyco share consolidation, as the reference exchange ratio for the proposed transaction.

  Selected Comparable Company Analysis

        Johnson Controls' financial advisors reviewed and compared certain financial information, ratios and multiples for Johnson Controls, Tyco and certain other publicly traded companies. Johnson Controls' financial advisors calculated and compared the financial information, ratios and multiples (i) for Johnson Controls, based on the Johnson Controls internal forecasts, (ii) for Tyco, based on the Tyco internal forecasts, (iii) for the selected comparable companies, based on information that Johnson Controls' financial advisors obtained from public filings, Wall Street research, FactSet and CapitalIQ as of January 22, 2016 and (iv) the closing share prices for common stock of Johnson Controls, Tyco and the selected comparable companies available from market data on January 22, 2016.

        Johnson Controls' financial advisors reviewed historical and projected financial data for 13 selected publicly traded multi-industrials companies and 6 selected publicly traded companies in the auto suppliers industry that Johnson Controls' financial advisors, based on their experience in the industry and judgment as financial advisors, deemed comparable to Johnson Controls and Tyco. None of the selected companies used in this analysis is identical or directly comparable to Johnson Controls or Tyco. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Johnson Controls and Tyco were compared.

        The companies that Johnson Controls' financial advisors selected as comparable were:

Multi-industrials selected companies / RemainCo	Auto suppliers selected companies / AE
3M Company	Autoliv Inc.
AAON, Inc.	Delphi Automotive PLC
Daikin Industries, Ltd.	Faurecia SA
Danaher Corporation	Lear Corporation
Dover Corporation	Magna International Inc.
Eaton Corporation Plc	Tenneco Inc.
Emerson Electric Co.
Honeywell International Inc.
Ingersoll Rand PLC
Illinois Tool Works Inc.
Lennox International Inc.
Stanley Black & Decker Inc.
United Technologies Corporation

        Johnson Controls' financial advisors calculated and analyzed for Johnson Controls, Tyco and each of the selected companies the ratio of their share prices as of January 22, 2016 to their estimated next 12 month ("NTM") earnings per share, or EPS (a ratio commonly referred to as a price to earnings ratio, or P/E). Also with respect to Johnson Controls, Tyco and each of the selected companies, Johnson Controls' financial advisors calculated the enterprise value ("EV") (which is generally the market value of common equity plus the book value of debt less cash, adjusted for minority interest positions, equity interest positions and certain announced transactions, as appropriate), as a multiple of the company's estimated NTM earnings before interest, taxes, depreciation and amortization ("EBITDA").

        With respect to Johnson Controls, Johnson Controls' financial advisors performed a sum-of-the-parts selected comparable company analysis by analyzing separately (i) Johnson Controls without the Automotive Experience business (referred to as "RemainCo" throughout this section) and (ii) the Automotive Experience business (referred to as "AE" throughout this section). Johnson Controls' financial advisors compared their analysis of the multi-industrials selected companies with RemainCo and their analysis of the auto suppliers selected companies with AE.

        Johnson Controls' financial advisors drew from their analyses, as well as other considerations that they deemed relevant in their experience and judgment as financial advisors, illustrative ranges of trading multiples of 8.0x to 9.0x for RemainCo's NTM EV/EBITDA and 4.0x to 5.0x for AE's NTM EV/EBITDA. Johnson Controls' financial advisors then applied these ranges to the Johnson Controls internal forecasts' estimated NTM EBITDA for RemainCo and AE (excluding equity income) and added estimated NTM after-tax equity income capitalized at a P/E multiple of 13.0x for RemainCo and 8.0x for AE. Johnson Controls' financial advisors then applied a run-rate tax rate of 20.7% and 10% to RemainCo equity income and AE equity income, respectively. The results of this analysis implied a value per share range for shares of Johnson Controls common stock of approximately $35 to $41.

        As part of its analysis for Johnson Controls, Barclays also calculated an illustrative range of multiples of 10.5x to 12.0x for Johnson Controls' NTM P/E ratio. Barclays then applied this range to the estimated NTM EPS, which was calculated by Barclays based on the Johnson Controls internal forecasts, using assumptions that Barclays was directed to use by Johnson Controls. The results of this analysis implied a value per share range for shares of Johnson Controls common stock of approximately $40 to $46.

        Johnson Controls' financial advisors compared these per share ranges to the $34.88 implied value, as of January 22, 2016, of the cash consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement based on Johnson Controls' 5-day volume weighted average price ("VWAP") and to Johnson Controls' closing price of $35.60 on January 22, 2016.

        With respect to Tyco, Johnson Controls' financial advisors analyzed the NTM EV/EBITDA and NTM P/E ratios of Tyco and the RemainCo selected companies. Johnson Controls' financial advisors drew from these analyses, as well as other considerations that they deemed relevant in their experience and judgment as financial advisors, illustrative ranges of trading multiples of 9.0x to 10.0x for Tyco's NTM EV/EBITDA ratio and 13.5x to 15.0x for Tyco's NTM P/E ratio. Johnson Controls' financial advisors then applied these ranges to the estimated NTM EBITDA projected in the Tyco internal forecasts and to estimated NTM EPS, which was calculated by Johnson Controls' financial advisors based on the Tyco internal forecasts, using assumptions that Johnson Controls' financial advisors' were directed to use by Johnson Controls.

        The results of Centerview's analysis implied a value per share range for Tyco ordinary shares of approximately $29.50 to $33.50 based on EV/EBITDA and approximately $31.00 to $34.50 based on NTM P/E. The results of Barclays' analysis implied a value per share range for Tyco ordinary shares of approximately $30 to $33 based on NTM EV/EBITDA and approximately $31 to $34 based on NTM P/E.

        Johnson Controls' financial advisors compared these per share ranges for Tyco ordinary shares to Tyco's closing price of $30.59 on January 22, 2016 and to the $33.31 implied value, as of January 22, 2016, of the share consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement at the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

  Selected Precedent Transactions Analysis

        Centerview conducted a selected precedent transactions analysis for both Johnson Controls and Tyco, while Barclays performed a selected precedent transaction analysis for Tyco only. In conducting their respective analyses, both Centerview and Barclays reviewed and compared transactions that they, based on their experience with merger and acquisition transactions, deemed relevant, including, among other things, the similarity of the companies in the transactions to Johnson Controls and Tyco with respect to the size, mix, margins and other characteristics of their businesses.

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Johnson Controls, Tyco and the companies included in the selected precedent transaction analysis. Accordingly, Johnson Controls' financial advisors believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Johnson Controls' financial advisors therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the values of the selected companies and Johnson Controls and Tyco.

        For each of the selected transactions, based on information they obtained from public filings, public news sources, Wall Street research, FactSet and CapitalIQ as of January 22, 2016, Johnson Controls' financial advisors reviewed and compared transaction values and enterprise values as a multiple of last twelve months' EBITDA ("LTM EBITDA").

        The following table sets forth the transactions that Johnson Controls' financial advisors in their professional judgment deemed generally relevant for comparative purposes and the results of their analysis:

Announcement Date	Target	Acquiror
RemainCo / MI
07/28/15	Melrose Industries Plc (Elster)	Honeywell International, Inc.
05/13/15	Pall Corporation	Danaher Corporation
09/22/14	Dresser-Rand Group, Inc.	Siemens AG
04/30/14	Alstom Businesses	General Electric Company
04/16/14	*Air Distribution Technologies, Inc.	Johnson Controls
07/31/13	Invensys PLC	Schneider Electric S.A.
05/21/12	Cooper Industries PLC	Eaton Corporation
03/28/12	Tyco Flow Control	Pentair, Inc.
01/30/12	Thomas & Betts Corporation	ABB Ltd
09/21/11	Goodrich Corporation	United Technologies Corp.
02/07/11	Beckman Coulter, Inc.	Danaher Corporation
11/30/10	Baldor Electric Company	ABB Ltd
11/15/10	Bucyrus International, Inc.	Caterpillar, Inc.
12/17/07	*Trane, Inc.	Ingersoll-Rand Company Limited
10/22/07	*Goodman Global, Inc.	Hellman & Friedman LLC
08/24/05	*York International Corporation	Johnson Controls
Median EV / LTM EBITDA 12.9x
Auto Suppliers
08/03/15	*Nokia's HERE Digital Mapping	AUDI AG, BMW Group & Daimler AG
07/16/15	*Getrag Group of Companies	Magna International Inc.
07/13/15	*Remy International, Inc.	BorgWarner, Inc.
03/22/15	*Pirelli & C SpA	Bidco SpA
09/15/14	*TRW Automotive Holdings Corp.	ZF Friedrichshafen AG
02/10/14	*Veyance Technologies, Inc.	Continental AG
Median EV / LTM EBITDA 7.6x
Fire & Security
06/27/11	Niscayah Group AB	SBD Holding AB (Stanley)
05/19/10	Sperian Protection	Honeywell International, Inc.
11/12/09	GE Security	United Technologies Corp.
08/01/07	Pelco Inc.	Schneider Electric S.A.
03/30/07	Initial Electronic Security Group	United Technologies Corp.
12/16/04	Kidde Ltd.	United Technologies Corp.
12/13/04	Novar PLC	Honeywell International, Inc.
11/15/04	Edwards Systems Technology	General Electric Company
Median EV / LTM EBITDA 12.8x

*
Denotes transactions not considered by Barclays when determining the precedent transactions range for Tyco.

        With respect to Johnson Controls, Centerview performed a sum-of-the-parts selected precedent transactions analysis, and drew from the above analysis and other considerations that it deemed relevant in its experience and judgment as a financial advisor illustrative ranges of transaction multiples of 11.0x to 13.0x for RemainCo's LTM/EBITDA and 7.0x to 8.0x for AE's LTM/EBITDA. Centerview then applied these ranges to LTM EBITDA for RemainCo and AE (excluding equity income), respectively. The results of this analysis implied a value per share range for shares of Johnson Controls common stock of approximately $48.00 to $58.00.

        Centerview compared these per share ranges to the $34.88 implied value, as of January 22, 2016, of the cash consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement based on Johnson Controls' 5-day VWAP and to Johnson Controls' closing price of $35.60 on January 22, 2016.

        With respect to Tyco, Johnson Controls' financial advisors drew from the above analysis and other considerations that they deemed relevant in their experience and judgment as financial advisors an illustrative range of transaction multiples for Tyco of implied EV/EBITDA of 11.0x to 14.0x and applied this range to Tyco's LTM EBITDA. The results of Centerview's analysis implied a value per share range for Tyco ordinary shares of approximately $35.00 to $45.50. The results of Barclays' analysis implied a value per share range for Tyco ordinary shares of approximately $35 to $46.

        Johnson Controls' financial advisors compared these per share ranges for Tyco ordinary shares to Tyco's closing price of $30.59 on January 22, 2016 and to the $33.31 implied value, as of January 22, 2016, of the share consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement at the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

  Discounted Cash Flow Analysis without Synergies

        In order to estimate the present value of Johnson Controls common stock and Tyco ordinary shares, Johnson Controls' financial advisors performed a discounted cash flow ("DCF") analysis of Johnson Controls and Tyco. A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of Johnson Controls using the DCF method, Johnson Controls' financial advisors calculated the after-tax unlevered free cash flows for 9 months of fiscal year 2016 from January 1, 2016 to September 30, 2016 and full year of fiscal year 2017 through 2020. Johnson Controls' financial advisors then estimated a range of terminal values for Johnson Controls at the end of the forecast period by applying perpetuity growth rates ranging from 1.5% to 2.5% to estimated after-tax unlevered free cash flows for the terminal year, which was calculated by Johnson Controls' financial advisors based on the Johnson Controls internal forecasts, using assumptions that Johnson Controls' financial advisors' were directed to use by Johnson Controls.

        The unlevered free cash flows and range of terminal values for Johnson Controls were then discounted to present values using the following discount rate ranges, which were chosen by Centerview and Barclays based upon their respective analysis of the weighted average cost of capital ("WACC") of Johnson Controls:

Johnson Controls Discount Rate
Centerview	9.0% to 10.0%
Barclays	9.5% to 10.5%

        Centerview and Barclays derived their respective WACC using the Capital Asset Pricing Model, taking into account certain metrics including target capital structure, the cost of long-term U.S. Treasury debt, tax rates, unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.

        The present value of Johnson Controls was adjusted for net debt as of the end of September 30, 2015 to derive a range of implied fully diluted per share equity value for Johnson Controls. Centerview's analysis implied a value per share range for Johnson Controls common stock of approximately $42.50 to $58.50. Barclays' analysis implied a value per share range for shares of Johnson Controls common stock of approximately $39 to $53.

        Johnson Controls' financial advisors compared these per share ranges to the $34.88 implied value, as of January 22, 2016, of the cash consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement based on Johnson Controls' 5-day VWAP of $34.88 and to Johnson Controls' closing price of $35.60 on January 22, 2016.

        To calculate the estimated enterprise value of Tyco using the DCF method, Johnson Controls' financial advisors calculated the after-tax unlevered free cash flows for 9 months of fiscal year 2016 from January 1, 2016 to September 30, 2016 and full year of fiscal year 2017 through 2020. Johnson Controls' financial advisors then estimated a range of terminal values for Tyco at the end of the forecast period by applying perpetuity growth rates ranging from 2.5% to 3.5% to estimated after-tax unlevered free cash flows for the terminal year, which was calculated by Johnson Controls' financial advisors based on the Tyco internal forecasts, using assumptions that Johnson Controls' financial advisors' were directed to use by Johnson Controls.

        The unlevered free cash flows and range of terminal values for Johnson Controls were then discounted to present values using the following discount rate ranges, which were chosen by Centerview and Barclays based upon their respective analysis of the WACC of Tyco:

Tyco Discount Rate
Centerview	9.0% to 10.0%
Barclays	9.0% to 10.0%

        The present value of Tyco was adjusted for net debt to derive a range of implied fully diluted per share equity value for Tyco. Johnson Controls' financial advisors' analysis implied a value per share range for Tyco ordinary shares of approximately $31 to $43.

        Johnson Controls' financial advisors compared the per share ranges for Tyco ordinary shares to Tyco's closing price of $30.59 on January 22, 2016 and to the $33.31 implied value, as of January 22, 2016, of the share consideration per share of Johnson Controls common stock proposed to be paid pursuant to the merger agreement at the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

  Discounted Cash Flow Analysis with Synergies

        The financial advisors also performed a synergy DCF analysis to calculate the present value of the operational synergies and tax synergies anticipated to be achieved as a result of the proposed transaction. Johnson Controls' financial advisors, at the direction of the management of Johnson Controls, assumed run-rate operational synergies of $500 million and run-rate tax synergies of $150 million in connection with their analysis.

        In conducting its synergy DCF analysis, Centerview applied the terminal multiple method.

        Centerview calculated the projected operating synergy free cash flows for fiscal years 2016 through 2019. Centerview then estimated the operational synergy terminal value at the end of the forecast period by selecting a range of EBITDA exit multiples of 8.5x to 9.5x and applying that range to the estimated terminal year after-tax operating synergies. Centerview then discounted the operating synergy free cash flows and the operational synergy terminal value to December 31, 2015 using discount rates ranging from 9.0% to 10.0%, which Centerview selected based on its analysis of Tyco's estimated WACC.

        Centerview then capitalized the estimated annual tax synergies at a P/E multiple of 13.6x, which Centerview calculated as the blended average of the P/E multiple of Tyco and the P/E multiple implied by the mid-point of the range of EV/EBITDA multiples of 8.0x to 9.0x from the comparable company analysis for RemainCo. Centerview deducted $65 million from the total value of tax synergies, which Johnson Controls management estimated to be the impact of three undiscounted years of foregone interest deductibility associated with the new debt that Tyco proposes to raise to fund the cash consideration to Johnson Controls shareholders, and then added the result to each end of the range of total value of operating synergies, to derive a range of total synergies.

        Centerview then added the low end of the range of total synergies to the low end of the enterprise value range of Tyco calculated above under "Discounted Cash Flow without Synergies" and added the high end of the range of total synergies to the high end of the enterprise value range of Tyco calculated above under "Discounted Cash Flow without Synergies" to derive an enterprise value range taking into account the synergies. Centerview calculated a range of implied prices per Tyco ordinary share using the same method described above under "Discounted Cash Flow without Synergies." Centerview's analysis implied a value per share range for Tyco ordinary shares of approximately $42.50 to $55.50.

        In conducting its synergy DCF analysis, Barclays applied the perpetuity growth method. To calculate the total value of operational synergies, Barclays calculated the projected operating synergy free cash flows for 9 months of fiscal year 2016 from January 1, 2016 to September 30, 2016 and full year of fiscal year 2017 through 2020. Barclays then estimated the operational synergy terminal value at the end of the forecast period by applying a range of perpetuity growth rates of 1.5% to 2.5% and applying that range to the estimated terminal year after-tax operating synergies. Barclays discounted the operational synergy free cash flows and the operational synergy terminal value to December 31, 2015 using discount rates ranging from 9.0% to 10.0%, which Barclays selected based on Tyco's estimated WACC.

        To calculate the total value of tax synergies, Barclays calculated the projected tax synergy free cash flows for 9 months of fiscal year 2016 from January 1, 2016 to September 30, 2016 and full year of fiscal year 2017 through 2020. Barclays then estimated the tax synergy terminal value at the end of the forecast period by applying a range of perpetuity growth rates of 0.0% to 1.0% to the estimated terminal year tax synergies. Barclays discounted the free cash flows from tax synergies and the tax synergy terminal value to December 31, 2015 using discount rates ranging from 9.0% to 10.0%, which Barclays selected based on Tyco's estimated WACC.

        Barclays then added the low end of the range of total synergies to the low end of the enterprise value range of Tyco calculated above under "Discounted Cash Flow without Synergies" and added the high end of the range of total synergies to the high end of the enterprise value range of Tyco calculated above under "Discounted Cash Flow without Synergies" to derive an enterprise value range taking into account the synergies. Barclays calculated a range of implied prices per Tyco ordinary share using the same method described above under "Discounted Cash Flow without Synergies." Barclays' analysis implied a value per share range for Tyco ordinary shares of approximately $42 to $58.

        Both Centerview and Barclays compared their respective per share ranges for Tyco ordinary shares to Tyco's closing price of $30.59 on January 22, 2016 and to the $33.31 implied value, as of January 22, 2016, of the share consideration per share of Johnson Controls common stock to be paid pursuant to the merger agreement at the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

  Relative Value Analysis

        Based upon a comparison of the range of implied equity values for each of Johnson Controls and Tyco calculated pursuant to the selected comparable companies analysis, selected precedent transactions analysis and discounted cash flow analysis described above, Johnson Controls' financial advisors calculated ranges of implied exchange ratios for the proposed transaction. With respect to any given range of exchange ratios, the higher ratio assumes the highest implied value per share of Tyco ordinary shares divided by the lowest implied value per share of Johnson Controls common stock, and the lower ratio assumes the lowest implied value per share of Tyco ordinary shares divided by the highest implied value per share of Johnson Controls common stock.

        Centerview's analysis indicated the following implied ranges of exchange ratios:

Valuation Methodology	Range of Implied Exchange Ratios
Trading Comparables (EV/NTM EBITDA)	0.72x to 0.96x
Transaction Multiples (EV/LTM EBITDA)	0.61x to 0.95x
Discounted Cash Flow (excluding Synergies)	0.53x to 1.01x
Discounted Cash Flow (including Synergies)	0.64x to 1.17x

        For purposes of calculating the implied exchange ratio based on discounted cash flows (including synergies), Centerview assumed that 56% of the discounted cash flow value of the synergies are attributable to Tyco (which represents the implied percentage ownership of Johnson Controls shareholders of the combined company).

        Centerview compared the implied ranges of exchange ratios to the implied exchange ratio of 0.8593 based on Johnson Controls' and Tyco's closing prices on January 22, 2016, to the implied exchange ratio of 0.8629 based on Johnson Controls' and Tyco's 5-day VWAPs as of January 22, 2016, and to the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

        Barclays' analysis indicated the following implied ranges of exchange ratios:

Valuation Methodology	Range of Implied Exchange Ratios
Trading Comparables (EV/NTM EBITDA)	0.72x to 0.96x
Trading Comparables (Price/NTM Earnings)	0.67x to 0.85x
Discounted Cash Flow (excluding Synergies)	0.58x to 1.09x
Discounted Cash Flow (including Synergies)	0.79x to 1.46x

        For purposes of calculating the implied exchange ratio based on discounted cash flows (including synergies), Barclays assumed that 100% of the discounted cash flow value of the synergies are attributable to Tyco.

        Barclays compared the implied ranges of exchange ratios to (i) the implied exchange ratio of 0.8593 based on Tyco's closing price on January 22, 2016, and (ii) the implied transaction exchange ratio of 0.955 Tyco ordinary shares per share of Johnson Controls common stock (before giving effect to the Tyco share consolidation).

  Other Factors

        Johnson Controls' financial advisors observed certain additional factors that were not considered part of their financial analyses with respect to their respective opinions but were referenced for informational purposes, including, among other things, the following:

  •
  Johnson Controls' financial advisors reviewed the price targets for Johnson Controls and Tyco published by 17 and 14 equity research analysts, respectively, covering Johnson Controls and

    Tyco. Johnson Controls' financial advisors considered the price target of one of the equity research analysts for Johnson Controls to be an outlier versus other estimates and excluded it from their analysis for Johnson Controls. The price targets range for Johnson Controls after such exclusion was approximately $39 to $61 and for Tyco was approximately $31 to $48.

  •
  Johnson Controls' financial advisors reviewed the 52-week trading range of Johnson Controls common stock price and the Tyco ordinary share price based on market data for the period ending January 22, 2016. The reference range for Johnson Controls was $34 to $55 and for Tyco was $29 to $44, to the nearest whole dollar.
Recommendation of the Tyco Board of Directors and Tyco's Reasons for the Merger

        At its meeting on January 23, 2016 (referred to in this joint proxy statement/prospectus as the "Tyco board meeting"), the Tyco board of directors approved the merger agreement and the transactions contemplated thereby, including the merger, the Tyco share issuance and the amendment and restatement of Tyco's memorandum and articles of association, and directed Tyco to include in this joint proxy statement/prospectus a recommendation to the Tyco shareholders to vote in favor of the Tyco proposals.

        The Tyco board of directors considered many factors in making its determination that the merger agreement and the transactions contemplated thereby, including the merger, the Tyco share issuance and the amendments to Tyco's memorandum and articles of association, are advisable and in the best interests of Tyco and its shareholders. In arriving at its decision at the Tyco board meeting, the Tyco board of directors consulted with Tyco's management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the merger is likely to result in significant strategic and financial benefits to Tyco and its shareholders, including (not in any relative order of importance):

Strategic Considerations and Synergies

  •
  The view that the combination of Johnson Controls and Tyco would create a global leader in building products, technology and services with a comprehensive portfolio across controls, HVAC, fire, security, power solutions and energy storage;

  •
  The belief that the combined company would benefit by joining Johnson Controls' and Tyco's innovation capabilities and new product pipelines, particularly with respect to solutions for "smart" buildings and cities;

  •
  The view that the combined company would have an enhanced global presence because of Tyco's strength in Europe and Johnson Controls' strength in Asia;

  •
  The expectation that the combination of Johnson Controls and Tyco would create an opportunity to achieve at least $650 million in annual run-rate synergies by the third year after closing;

Value of the Transaction and Implied Premium to Trading Price of Tyco Shares

  •
  The fact that the 0.955x exchange ratio represented a premium of approximately 14% to Tyco shareholders, assuming that each share of the combined company has a value equal to one share of Johnson Controls common stock and based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days ending on January 19, 2016;

  •
  The fact that the transaction structure offers Tyco shareholders the opportunity to participate in the future earnings and growth of the combined company;

  •
  The fact that Tyco shareholders who remain shareholders of the combined company as of the record date for the spin-off of Johnson Controls' Automotive Experience business would have the opportunity to participate in the spin-off and receive a stand-alone interest in Adient, the newly formed company that will contain Johnson Controls' Automotive Experience business, proportionate to their percentage interest in the combined company as of such record date;

  •
  The fact that, once the spin-off of Johnson Controls' Automotive Experience business is completed, the ordinary shares of the combined company (excluding Adient) should trade in line with its multi-industrial peers;

  •
  The fact that the exchange ratio for the share consideration is fixed and will not be increased to compensate Johnson Controls shareholders in the event of a decline in the share price of Tyco's ordinary shares prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights for Johnson Controls triggered in the event of an increase in the value of Johnson Controls relative to the value of Tyco;

Governance

  •
  The fact that the board of directors of the combined company would include five directors from Tyco's current board;

  •
  The fact that the combined company would be led by Mr. Molinaroli as chairman and chief executive officer and Mr. Oliver as president and chief operating officer for the first 18 months after the closing of the merger, at which time Mr. Oliver would become chief executive officer and Mr. Molinaroli would become executive chairman;

  •
  The expectation that the integration leaders of the two companies would report to Mr. Oliver with an integration team co-led by Mr. Oliver and Mr. Molinaroli with the involvement of senior management teams of both companies;

Other Financial Considerations

  •
  The view that the combined company's strong balance sheet and ability to generate substantial free cash flow would provide enhanced scale and financial flexibility to finance future growth plans;

  •
  The expectation that the combined company would maintain a strong investment grade credit rating;

Funding the Cash Consideration

  •
  The fact that the cash consideration to be paid to Johnson Controls shareholders would be funded by committed debt financing on the terms contemplated by the debt commitment letters;

  •
  The fact that each party's obligation to consummate the merger is contingent on the availability of the debt financing on the terms and conditions set forth in the debt commitment letters or upon terms and conditions that are no less favorable, in the aggregate;

Opinion of Financial Advisor

  •
  The opinion of Lazard, delivered orally on January 23, 2016 at the Tyco board meeting, which was confirmed by delivery of a written opinion dated January 23, 2016, to the effect that, as of that date and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth therein, the share consolidation ratio (after giving effect to the merger and taking into account the merger consideration) was fair, from a financial point of view, to holders of Tyco ordinary shares (other than Johnson Controls and its affiliates), as more fully described below in "—Opinion of Tyco's Financial Advisor;"

Due Diligence

  •
  The scope of the due diligence investigation of Johnson Controls conducted by Tyco's management and outside advisors, and the results of that investigation;

Merger Agreement

  •
  The fact that the representations and warranties of Tyco and Johnson Controls, as well as the covenants, are generally reciprocal;

  •
  The view that the satisfaction of the conditions to the consummation of the merger, including the receipt of necessary antitrust and regulatory clearances, is feasible by the end of fiscal year 2016;

  •
  The fact that the merger agreement prohibits Johnson Controls from soliciting alternative proposals and requires Johnson Controls to pay a termination fee of $375 million if, among other circumstances, (a) the Johnson Controls board of directors makes a change of recommendation in response to a superior proposal and Tyco terminates the merger agreement or (b) if Johnson Controls or Tyco terminates the merger agreement under certain circumstances and Johnson Controls consummates or enters into an agreement with respect to a competing proposal within 12 months of such termination (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

  •
  The fact that the merger agreement requires Johnson Controls to pay a termination fee of $500 million if the merger agreement is terminated in certain circumstances where the Johnson Controls board of directors changes its recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

  •
  The fact that the merger agreement requires Johnson Controls to reimburse Tyco for up to $35 million in fees and expenses and up to an additional $65 million of Tyco's financing-related expenses incurred in connection with the transactions if Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls shareholders do not approve the transaction (which reimbursement would be credited against the termination fee in the event that it subsequently becomes payable by Johnson Controls) (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

        The Tyco board of directors also considered a variety of uncertainties, risks and other potentially negative factors concerning the merger agreement and the merger, including (not in any relative order of importance):

  •
  The challenges and potential difficulties related to integrating the operations of Tyco and Johnson Controls;

  •
  The risk of diverting Tyco management's focus and resources from other strategic opportunities and from operational matters while working to complete the merger;

  •
  The risk that the potential benefits, savings and synergies of the merger may not be fully or partially achieved, or may not be achieved within the expected timeframe, including as a result of changes in law or regulation;

  •
  The possibility that the merger might not be consummated despite the parties' efforts or that the closing of the merger may be delayed, and that the announcement of the transaction, coupled with any failure to consummate the transaction, could have a negative effect on Tyco's relationships with employees, customers, suppliers and other third parties, as well as a negative effect on Tyco's operating results and trading price;

  •
  The risk that the spin-off of Johnson Controls' Automotive Experience Business may not occur, or that it may occur at a different time or in a different manner than expected;

  •
  The restrictions on the conduct of Tyco's business prior to the completion of the merger, including the restrictions on acquiring or agreeing to acquire any entity or assets that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the merger agreement (see "The Merger Agreement—Covenants and Agreements; Conduct of Business Pending the Closing Date");

  •
  The fact that Tyco is expected to incur indebtedness of up to approximately $4 billion in connection with the merger, which debt may adversely impact the combined company's operations following the merger, including by making it more difficult for the combined company to satisfy its obligations, limiting the combined company's ability to borrow additional funds, increasing the combined company's cost of borrowing, and placing the combined company at a competitive disadvantage as compared to its competitors to the extent that they are not as highly leveraged;

  •
  The risk that Tyco's credit ratings may be downgraded or put on watch for a downgrade in connection with the merger, which would impair Tyco's ability to sell additional debt securities or borrow funds upon the more favorable terms and conditions that were available at the time of the signing of the merger agreement or to finance the aggregate cash consideration with alternatives to the Tyco term loan facility on terms more favorable than under the Tyco term loan facility, or to refinance the Tyco term loan facility if drawn;

  •
  The fact that the exchange ratio for the share consideration is fixed and will not be reduced in the event of an increase in the share price of Tyco ordinary shares prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights for Tyco triggered in the event of a decrease in the value of Johnson Controls relative to the value of Tyco;

  •
  The risk that the merger could result in adverse tax consequences to Tyco or the combined company;

  •
  The fact that the merger agreement prohibits Tyco from soliciting alternative proposals and requires Tyco to pay Johnson Controls a termination fee of $375 million if (a) the Tyco board of directors makes a change of recommendation in response to a superior proposal and Johnson Controls terminates the merger agreement or (b) if Johnson Controls or Tyco terminates the merger agreement under certain circumstances and Tyco consummates or enters into an agreement with respect to a competing proposal within 12 months of such termination (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement");

  •
  The fact that the merger agreement permits the Johnson Controls board of directors to make a change of recommendation prior to the Johnson Controls special meeting in certain circumstances in response to an intervening event, including a change in or issuance of or proposed change in or issuance of applicable law, subject to the payment of a termination fee of $500 million if the intervening event is a change in or issuance of, or proposed change in or issuance of, applicable law or a termination fee of $375 million if the intervening event is not a change in or issuance of, or proposed change in or issuance of, applicable law;

  •
  The fact that Johnson Controls would have the ability to terminate the merger agreement prior to closing in certain circumstances in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law, subject to the payment of a termination fee of $500 million;

  •
  The fact that the merger agreement requires Tyco to reimburse Johnson Controls for up to $35 million in fees and expenses incurred by Johnson Controls in connection with the transactions if Johnson Controls or Tyco terminates the merger agreement because the Tyco shareholders do not approve the transaction (which reimbursement would be credited against the termination fee in the event that it subsequently becomes payable by Tyco) (see "The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement").

  •
  The risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Johnson Controls and its subsidiaries, but which may not entitle Tyco to terminate the merger agreement; and

  •
  Various other risks associated with the merger and the transactions contemplated by the merger agreement and the businesses of Tyco, Johnson Controls and the combined company, some of which are described under "Risk Factors" beginning on page 42 of this joint proxy statement/prospectus.

        The Tyco board of directors concluded that the potential benefits that it expected Tyco and its shareholders to achieve as a result of the merger outweighed the potentially negative factors associated with the merger. Accordingly, the Tyco board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the merger, the Tyco share issuance and the amendment and restatement of Tyco's memorandum and articles of association.

        The foregoing discussion of the information and factors considered by the Tyco board of directors is not intended to be exhaustive but includes the material factors considered by the Tyco board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the Tyco board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Tyco board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Tyco board of directors based its recommendation on the totality of the information presented and the factors it considered. The explanation of the Tyco board of directors' reasons for the proposed transactions and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 63 of this joint proxy statement/prospectus.

        For the reasons set forth above and such other factors considered by the Tyco board of directors, the Tyco board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, the Tyco share issuance and the amendment and restatement of Tyco's memorandum and articles of association, are advisable and in the best interests of Tyco and its shareholders and unanimously recommends that Tyco shareholders vote "FOR" each of the Tyco proposals.

Opinion of Tyco's Financial Advisor

        Tyco retained Lazard to act as its financial advisor in connection with the transactions. In connection with Lazard's engagement, Tyco requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Tyco ordinary shares (other than Johnson Controls and its affiliates) of the share consolidation ratio (after giving effect to the consummation of the merger and taking into account the merger consideration).

        On January 23, 2016, at a meeting of the Tyco board of directors held to evaluate the transactions, Lazard rendered to the Tyco board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 23, 2016, to the effect that, as of that date and based upon and subject to assumptions, procedures, factors, qualifications and limitations set forth therein, the share consolidation ratio (after giving effect to the merger and taking into account the merger consideration) was fair, from a financial point of view, to holders of Tyco ordinary shares (other than Johnson Controls and its affiliates).

        The full text of Lazard's written opinion, dated January 23, 2016, to the Tyco board of directors which sets forth, among other things, the procedures followed, assumptions made, factors considered, and qualifications and limitations on the scope of review undertaken, is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. Lazard's opinion was for the benefit of the Tyco board of directors (in its capacity as such) and Lazard's opinion was rendered to the Tyco board of directors in connection with its evaluation of the transactions. Lazard's opinion was not intended to and does not constitute a recommendation to any Tyco shareholder as to how such shareholder should vote or act with respect to the transactions or any matter relating thereto.

        In connection with its opinion, Lazard:

  •
  reviewed the financial terms and conditions of a draft, dated January 23, 2016, of the merger agreement;

  •
  reviewed certain publicly available historical business and financial information relating to Johnson Controls and Tyco;

  •
  reviewed various financial forecasts and other data provided to Lazard by Johnson Controls relating to the business of Johnson Controls, financial forecasts and other data provided to Lazard by Tyco relating to the business of Tyco and extrapolations thereto prepared by Lazard based on the guidance of management of Tyco and approved by management of Tyco for Lazard's use, and the projected synergies (including operating and tax synergies) and other benefits, including the amount and timing thereof, anticipated by the managements of Tyco and Johnson Controls to be realized from the transactions;

  •
  held discussions with members of the senior managements of Johnson Controls and Tyco with respect to the businesses and prospects of Johnson Controls and Tyco, respectively, and with respect to the projected synergies and other benefits anticipated by the managements of Tyco and Johnson Controls to be realized from the transactions;

  •
  reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Johnson Controls and Tyco, respectively;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Tyco;

  •
  reviewed historical stock prices and trading volumes of Johnson Controls common stock and Tyco ordinary shares;

  •
  reviewed the potential pro forma financial impact of the transactions on Tyco based on the financial forecasts referred to above relating to Johnson Controls and Tyco; and

  •
  conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Johnson Controls or Tyco or concerning the solvency or fair value of Johnson Controls, Tyco or the combined company after giving effect to the transactions, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard's analyses, including those related to projected synergies and other benefits anticipated by the managements of Tyco and Johnson Controls to be realized from the transactions, Lazard assumed, with the consent of Tyco, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Johnson Controls and Tyco, respectively and such synergies and other benefits. In addition, Lazard assumed, with the consent of Tyco, that such financial forecasts, including projected synergies and other benefits, would be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

        Further, Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the prices at which Tyco ordinary shares or Johnson Controls common stock may trade at any time subsequent to the announcement of the transactions. In connection with Lazard's engagement, Lazard was not authorized to, and it did not, solicit indications of interest from third parties regarding a potential transaction with Tyco. Lazard's opinion did not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Tyco might engage or the merits of the underlying decision by Tyco to engage in the transactions.

        In rendering Lazard's opinion, Lazard assumed, with the consent of Tyco, that the transactions would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Tyco advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard assumed, with the consent of Tyco, that adjustments (if any) to the merger consideration or share consolidation ratio would not be material in any respect to Lazard's analyses or opinion. Lazard also assumed, with the consent of Tyco, that obtaining the necessary governmental, regulatory or third party approvals and consents for the transactions would not have an adverse effect on Tyco, Johnson Controls or the transactions. The tax elements of Lazard's financial analyses, and the tax attributes expected to apply to the combined company following the consummation of the transactions, were provided to Lazard by Tyco. Lazard assumed, with Tyco's consent, that such tax elements and tax attributes were reasonable and Lazard did not express any view or opinion with respect thereto. Lazard did not express any opinion as to any tax or other consequences that might result from the transactions, nor did Lazard's opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Tyco obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the share consolidation ratio to the extent expressly specified in the opinion) of the transactions, including, without limitation, the form or structure of the transactions or any agreements or arrangements entered into in connection with, or contemplated by, the transactions. Although the subsequent spin-off of Johnson Controls' Automotive Experience business was contemplated at the time of rendering the Lazard opinion, as reflected in Lazard's materials, Lazard did not express any opinion as to such spin-off or any other potential spin-off, split-off, sale or divestiture that Johnson Controls or Tyco may have evaluated as a related or subsequent transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transactions, or class of such persons, relative to the share consolidation ratio or otherwise. The issuance of Lazard's opinion was approved by the Opinion Committee of Lazard.

        In preparing its opinion to the Tyco board of directors, Lazard performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Tyco board of directors by Lazard in connection with rendering its opinion. The summary of Lazard's analyses described below is not a complete description of the analyses underlying Lazard's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Tyco. No company or business used in Lazard's analyses is identical to Tyco or Johnson Controls, and such analyses may not necessarily utilize all companies or businesses that could be deemed comparable to Tyco or Johnson Controls. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies analyzed. The estimates contained in Lazard's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses are inherently subject to substantial uncertainty.

        The merger consideration was determined through negotiations between Tyco and Johnson Controls and was approved by the Tyco board of directors. Lazard was not requested to, and it did not, recommend the specific merger consideration payable in the transactions or that any given merger consideration constituted the only appropriate consideration for the transactions. The decision to enter into the merger agreement was solely that of the Tyco board of directors and the opinion of Lazard was only one of many factors taken into consideration by the Tyco board of directors in its evaluation of the transactions. Consequently, the analyses described below should not be viewed as determinative of the views of the Tyco board of directors or Tyco's management with respect to the transactions or the merger consideration.

        The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard's financial analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 20, 2016 and is not necessarily indicative of current market conditions.

        The merger consideration to be paid by Tyco in the transactions consists of either (x) one ordinary share of the combined company per share of Johnson Controls common stock or (y) $34.88 in cash per share of Johnson Controls common stock. Pursuant to the merger agreement, immediately prior to the effective time of the merger, each Tyco ordinary share will be converted pursuant to a share consolidation into the right to receive 0.955 Tyco ordinary shares, which will become ordinary shares of the combined company in the merger.

Stand-Alone Analyses—Tyco

Tyco Selected Comparable Companies Analyses

        Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly-traded peers (listed below) whose operations Lazard believed, based on its judgment and experience, to be similar to Tyco's operations for purposes of these analyses.

  •
  3M

  •
  Dover

  •
  Eaton

  •
  Emerson

  •
  Honeywell

  •
  Illinois Tool Works

  •
  Ingersoll-Rand

  •
  United Technologies

        Although none of the peers included in the selected comparable company analyses is identical or directly comparable to Tyco, the peers included were chosen because they are publicly traded companies with certain operations, results, business mixes or product profiles that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or product profiles of Tyco.

        The following table represents the results of Lazard's analysis of selected publicly traded companies as of January 20, 2016:

Peer Group	Low	High	Median
2016E EV/EBITDA Multiple	8.2x	10.9x	8.7x
2016E P/E Multiple	11.1x	16.6x	13.5x

        Based on an analysis of the peers and Lazard's professional judgment, Lazard selected ranges of multiples to estimated 2016 data for Tyco included in the Tyco internal forecasts (which are described under "—Tyco Unaudited Prospective Financial Information"), which Lazard was directed by Tyco management to use. For the EV/EBITDA multiple, Lazard applied a selected range of multiples of 9.0x to 10.0x to the estimated 2016 EBITDA of Tyco. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.10, for Tyco on a stand-alone basis of $29.80 to $33.70. For the P/E multiple, Lazard applied a selected range of multiples of 12.5x to 14.5x to the estimated 2016 EPS of Tyco included in the Tyco internal forecasts. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.10, for Tyco on a stand-

alone basis of $29.60 to $34.30, as compared to the $29.82 price per Tyco ordinary share as of January 20, 2016.

  Tyco Discounted Cash Flow Analysis

        Lazard performed a discounted cash flow analysis of Tyco to calculate the estimated present value of the unlevered free cash flows that Tyco was forecasted to generate on a stand-alone basis during the fiscal years 2016 through 2020, which Lazard was directed by the management of Tyco to use. Lazard also calculated estimated terminal values for Tyco by applying a perpetual growth rate range of 2.0% to 3.0% for Tyco to the estimated after-tax unlevered free cash flows for the terminal year included in the Tyco internal forecasts. The unlevered free cash flows and terminal values were discounted to present value using a discount rate of 8.5%, which was based on Lazard's judgment and analysis of an estimated weighted average cost of capital for Tyco. Lazard derived its WACC using the Capital Asset Pricing Model, taking into account certain metrics including capital structure, the cost of long-term U.S. Treasury debt, tax rates, unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally. This analysis resulted in an implied per share equity reference range, rounded to the nearest $0.10, for Tyco on a stand-alone basis of $38.80 to $45.20, as compared to the $29.82 price per Tyco ordinary share as of January 20, 2016.

  Tyco Selected Precedent Transactions Analysis

        Lazard performed selected precedent transactions analyses with respect to Tyco on a stand-alone basis by reviewing selected transactions involving security and fire entities announced since June 2003 and for which financial information was publicly available.

Date Announced	Acquiror	Target
February 2015	Canon	Axis Communication
June 2011	Stanley Black & Decker	Niscayah
November 2009	United Technologies	GE Security
August 2007	Schneider Electric	Pelco
March 2007	United Technologies	Rentokil IESG
December 2004	Honeywell	Novar
December 2004	United Technologies	Kidde
June 2003	United Technologies	Chubb

        Although none of the transactions included in the selected precedent transactions analyses is identical or directly comparable to the merger of Johnson Controls and Tyco, the selected precedent transactions included were chosen because they involve companies with certain operations, results, business mixes or product profiles that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or product profiles of Tyco.

        For each of the selected precedent transactions, Lazard reviewed, based on publicly available information to the extent available, the ratios of transaction value to LTM EBITDA. The ranges for the results of these analyses are summarized in the following table:

Benchmark	Low	High	Median
Transaction Value/LTM EBITDA	7.9x	29.7x	12.5x

        Based on the results of the foregoing analysis and Lazard's professional judgment, Lazard applied a selected range of multiples of 12.0x to 14.0x to the LTM EBITDA of Tyco. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.10, for Tyco on a stand-alone basis of $36.60 to $43.50, as compared to the $29.82 price per Tyco ordinary share as of January 20, 2016.

Other Analyses With Respect to Tyco

        The analyses and data described below were presented to the Tyco board for information purposes only and did not provide the basis for the rendering of Lazard's opinion.

  Present Value of Future Share Price Analyses

  Base Case

        Lazard performed an illustrative analysis of the implied present value of Tyco's future value per Tyco ordinary share, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated EBITDA and its assumed EV/EBITDA multiple. For the base case analysis, Lazard assumed debt would remain constant over the forecasted period and all excess cash would be used to repurchase stock. Lazard used the Tyco internal forecasts to calculate the implied value per Tyco ordinary share by applying illustrative NTM EV/EBITDA multiples of 9.0x to 10.0x to fiscal year 2018 EBITDA estimates for Tyco on a stand-alone basis, and then discounting to present value using a discount rate of 9.5% reflecting an estimate of Tyco's cost of equity, the sum of (1) the theoretical future value of Tyco ordinary shares plus (2) per share dividends forecasted by Tyco's management. This analysis resulted in a range of implied present values, rounded to the nearest $0.10, of $36.50 to $40.60 per Tyco ordinary share.

  2.5x Leverage Case

        Lazard assumed debt would increase to maintain 2.5x leverage over the forecasted period with proceeds used to repurchase stock, a 5.5% interest rate would apply to additional debt and all excess cash flow would be used to repurchase stock. Lazard used the Tyco internal forecasts to calculate the implied value per Tyco ordinary share by applying illustrative NTM EV/EBITDA multiples of 9.0x to 10.0x to fiscal year 2018 EBITDA estimates for Tyco on a stand-alone basis, and then discounting to present value using an discount rate of 9.5% reflecting an estimate of Tyco's cost of equity, the sum of (1) the theoretical future value of Tyco ordinary shares plus (2) per share dividends forecasted by Tyco's management. This analysis resulted in a range of implied present values, rounded to the nearest $0.10, of $38.00 to $42.40 per Tyco ordinary share.

  Analyst Price Targets

        Lazard reviewed selected equity analyst stock price targets for Tyco ordinary shares based on publicly available Wall Street research analyst reports, which indicated target prices that ranged from $31.00 to $50.00 per share on a stand-alone basis.

  Historical Stock Trading Prices

        Lazard reviewed historical data with regard to the closing prices of Tyco ordinary shares for the 52-week period to and including January 20, 2016. During this period, the closing price of Tyco ordinary shares ranged, rounded to the nearest $0.10, from a low of $29.80 to a high of $43.50 per share.

Stand-Alone Analyses—Johnson Controls

Johnson Controls Selected Comparable Companies Analyses—Stand-Alone (Sum-of-the-parts)

        Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly-traded peers whose operations Lazard believed, based on its judgment and experience, to be similar to Johnson Controls' operations for purposes of these analyses. The peers (listed below) were selected based on comparability to Johnson Controls' business units (Building Efficiency, Power Solutions and Automotive Experience ("Auto")).

        The following tables represent the results of Lazard's analysis of selected publicly traded companies as of January 20, 2016:

  Building Efficiency:

  •
  Comfort Systems

  •
  Honeywell

  •
  Ingersoll-Rand

  •
  Lennox

  •
  Tyco

  •
  United Technologies

Building Efficiency Peer Group	Low	High	Median
2016E EV/EBITDA Multiple	8.2x	11.8x	9.2x
2016E P/E Multiple	12.2x	18.1x	14.2x

  Power Solutions:

  •
  Clarcor

  •
  Donaldson

  •
  Enersys

  •
  Exide Industries

  •
  GS Yuasa

  •
  Saft Groupe

Power Solutions Peer Group	Low	High	Median
2016E EV/EBITDA Multiple	5.7x	10.5x	8.3x
2016E P/E Multiple	11.0x	17.5x	13.7x

  Auto:

  •
  Faurecia

  •
  Grammer

  •
  Lear

  •
  Magna

  •
  Tenneco

Auto Peer Group	Low	High	Median
2016E EV/EBITDA Multiple	3.2x	5.2x	4.1x
2016E P/E Multiple	6.9x	8.8x	8.3x

        Although none of the peers included in the selected comparable company analyses is identical or directly comparable to Johnson Controls, the peers included were chosen because they are publicly traded companies with certain operations, results, business mixes or product profiles that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or product profiles of Johnson Controls.

        Based on the results of the foregoing analysis and Lazard's professional judgment, Lazard applied selected ranges of multiples to estimated 2016 data for Johnson Controls based on the Johnson Controls internal forecasts (which are described under "—Johnson Controls Unaudited Prospective Financial Information"). For the EV/EBITDA multiple, Lazard applied a selected range of multiples of 8.0x to 9.5x (Building Efficiency), 8.0x to 9.5x (Power Solutions) and 4.0x to 5.0x (Auto) to the estimated 2016 EBITDA of Johnson Controls. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.10, for Johnson Controls on a stand-alone (sum-of-the-parts) basis of $36.90 to $45.40. For the P/E multiple, Lazard applied a selected range of multiples of 11.0x to 13.0x (Johnson Controls ex. Auto) and 7.0x to 9.0x (Auto) to the estimated 2016 EPS of Johnson Controls included in the Johnson Controls internal forecasts, which Lazard was directed by the management of Tyco to use. The results of the foregoing analysis implied an equity value per share range, rounded to the nearest $0.10, for Johnson Controls on a stand-alone (sum-of-the-parts) basis of $37.10 to $45.00, as compared to the implied value of the merger consideration of $34.88.

  Johnson Controls Discounted Cash Flow Analysis—Stand-Alone (Sum-of-the-parts)

        Lazard performed a discounted cash flow analysis of Johnson Controls to calculate the estimated present value of the unlevered free cash flows that Johnson Controls was forecasted to generate on a stand-alone basis during the fiscal years 2016 through 2020, which Lazard was directed by the management of Tyco to use. Lazard also calculated estimated terminal values for Johnson Controls by applying a perpetual growth rate range of 2.0% to 3.0% for Johnson Controls ex. Auto and (0.5%) to 0.5% for Auto, in each case based on the estimated after-tax unlevered free cash flows for the terminal year included in the Johnson Controls internal forecasts. The unlevered free cash flows and terminal values were discounted to present value using a discount rate of 8.4% for Johnson Controls ex. Auto and to 10.0% for Auto, which were based on Lazard's judgment and analysis of an estimated weighted average cost of capital. This analysis resulted in an implied per share equity reference range, rounded to the nearest $0.10, for Johnson Controls on a stand-alone (sum-of-the-parts) basis of $48.70 to $56.70.

  Other Analyses With Respect to Johnson Controls

        The analyses and data relating to Johnson Controls described below were presented to the Tyco board of directors for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard's opinion.

  Present Value of Future Share Price Analysis

        Lazard performed an illustrative analysis of the implied present value of Johnson Controls' future value per share of Johnson Controls common stock, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future EBITDA and its assumed EV/EBITDA multiple. For Johnson Controls ex. Auto, Lazard assumed debt would remain constant over the forecasted period and all excess cash would be used to repurchase stock. For Auto, Lazard assumed all excess cash would be used to pay down debt. For this analysis, Lazard used the Johnson Controls internal forecasts (which are described under "—Johnson Controls Unaudited Prospective Financial Information") to calculate the implied values per share of Johnson Controls common stock by applying illustrative NTM EV/EBITDA multiples of 7.0x to 8.0x (based on Johnson Controls ex. Auto's trading multiple) to fiscal year 2018 EBITDA estimates for Johnson Controls ex. Auto and 4.0x to 5.0x to fiscal year 2018 EBITDA estimates for Auto each on a stand-alone basis, and then discounting to present values using a cost of equity of 10.0% for Johnson Controls ex. Auto and 13.0% for Auto reflecting an estimate of Johnson Controls ex. Auto and Auto's cost of equity, the sum of (1) the theoretical future value of Johnson Controls common stock plus (2) per share dividends forecasted by Johnson Controls' management. This analysis resulted in a range of implied present values, rounded to the nearest $0.10, of $35.30 to $41.40 per share of Johnson Controls common stock.

  Analyst Price Targets

        Lazard reviewed selected equity analyst stock price targets for Johnson Controls common stock based on publicly available Wall Street research analyst reports, which indicated target prices that ranged from $42.00 to $68.00 per share on a stand-alone basis.

  Historical Stock Trading Prices

        Lazard reviewed historical data with regard to the closing prices of shares of Johnson Controls common stock for the 52-week period to and including January 20, 2016. During this period, the closing price of shares of Johnson Controls common stock ranged, rounded to the nearest $0.10, from a low of $34.70 to a high of $53.60 per share.

Combination Analyses

Contribution Analysis

        Lazard observed the implied ownership based on relative contributions of Johnson Controls and Tyco to the following estimated financial metrics of the combined company:

Based on:	Tyco Contribution	Johnson Controls Contribution
2016E Revenue	21%	79%
2016E EBITDA	29%	71%
Equity Value	36%	64%
Enterprise Value	33%	67%

        Lazard noted to the Tyco board that the implied ownership based on contribution analysis was a purely mathematical calculation that did not include projected synergies and other benefits, nor did it reflect a number of qualitative factors used in valuing Tyco, Johnson Controls and the combined company.

  Implied Exchange Ratio Analysis

        Using the results of (i) the selected comparable companies analyses described above on both a EV/EBITDA and P/E basis and (ii) the discounted cash flow analyses on a stand-alone basis, Lazard calculated the exchange ratio that would be implied for the stock component of the merger consideration based on such valuations and compared it to the Tyco share consolidation ratio of 0.955. This analysis involved a calculation of the relative values implied for Johnson Controls common stock and Tyco ordinary shares (i.e., implied Johnson Controls share value divided by implied Tyco share value). In order to derive the ranges implied by this analysis, on the low end of such range, Lazard calculated the result obtained by dividing (x) the low end of the derived valuation range for Johnson from the relevant analysis (as described above) by (y) the high end of the derived valuation range for Tyco from the relevant analysis (as described above) and, on the high end of such range, Lazard calculated the result obtained by dividing (a) the high end of the derived valuation range for Johnson from the relevant analysis (as described above) by (b) the low end of the derived valuation range for Tyco from the relevant analysis (as described above).

Based on:	Implied Exchange Ratio
EV/EBITDA (2016E)	0.66x - 0.91x
P/E (2016E)	0.66x - 0.92x
Discounted Cash Flow	0.68x - 0.93x

        In addition to performing the above valuation analyses of Tyco's equity value per share, as well as the other analyses for informational purposes only described above, Lazard performed valuation analyses of Johnson Controls' equity value per share, to evaluate the form and amount of merger consideration to be paid in the Transaction. The following paragraphs summarize the Johnson Controls valuation analyses.

  "Has-Gets" Analysis

        Lazard, at the direction of the management of Tyco, assumed run-rate operational synergies of $500 million and run-rate tax synergies of $225 million in connection with their analysis.

        Utilizing the financial information described above, Lazard compared the stand-alone per share value of Tyco to the pro forma per share value of the combined company after giving effect to the merger, including (i) a cash/stock transaction with a 0.955x exchange ratio and $3.9 billion in cash consideration to Johnson Controls, (ii) realization of operating and tax synergies as provided to Lazard by Tyco management and (iii) the inclusion of estimated transaction costs. Lazard observed the following comparison of the stand-alone per share value of Tyco to the pro forma per share value of the combined company:

Based on:	"Has"	"Gets" (Combined company, including synergies)
EV/EBITDA (2016E)	$29.80 - $33.70	$37.60 - $43.20
P/E (2016E)	$29.60 - $34.30	$44.60 - $48.00
Discounted Cash Flow	$38.80 - $45.20	$52.30 - $60.40
PV of Future Share Price	$36.50 - $40.60	$43.00 - $48.70

Other

        The Tyco board of directors selected Lazard to act as its financial advisor in connection with the transactions based on Lazard's qualifications, experience, reputation and familiarity with Tyco and its business. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services.

        In connection with Lazard's services as Tyco's financial advisor, Tyco has agreed to pay Lazard an aggregate fee of $40.0 million, of which $5.0 million was payable on the date of the announcement of the merger and the remainder of which is contingent upon the closing of the transactions or, in the case of receipt by Tyco of a termination fee, 2.5% of such termination fee, and Tyco has agreed to reimburse Lazard's expenses arising, and indemnify Lazard against certain liabilities that may arise, out of its engagement. The financial advisory business of Lazard has not been retained by or paid fees by Tyco during the past two years, and in the future it may provide certain financial advisory services to Tyco, for which Lazard has received and may receive compensation. The financial advisory business of Lazard has not been retained by or paid fees by Johnson Controls during the past two years. However, as Lazard disclosed to Tyco prior to its engagement, representatives of the financial advisory business of Lazard have met with representatives of Johnson Controls during that period and discussed matters that included potential strategic combinations, including with Tyco. The materials prepared for those meetings were based solely on publicly available information. Certain members of the team providing services to Tyco in connection with the transactions participated in certain of those meetings with Johnson Controls.

        Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Tyco, Johnson Controls and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Tyco, Johnson Controls and certain of their respective affiliates.

Johnson Controls Unaudited Prospective Financial Information

        Johnson Controls does not as a matter of course make public forecasts as to future performance, earnings or other results, and forecasts for extended periods of time are of particular concern to Johnson Controls due to the unpredictability of the underlying assumptions and estimates. In connection with the due diligence review of Johnson Controls by Tyco, Johnson Controls' management provided to Tyco, as well as to Johnson Controls' and Tyco's respective advisors and boards of directors, non-public, internal financial forecasts regarding Johnson Controls' anticipated future operations for the fiscal years ending September 30, 2016 through 2020 (the "Johnson Controls WholeCo internal forecasts") and non-public, internal financial forecasts regarding the anticipated future operations of Johnson Controls giving effect to the spin-off of Johnson Controls' Automotive Experience business for the fiscal years ended September 30, 2016 through 2018 (the "Johnson Controls RemainCo internal forecasts," and together with the Johnson Controls WholeCo internal forecasts, the "Johnson Controls internal forecasts"). Johnson Controls has included below a summary of these internal forecasts to provide its shareholders access to certain non-public information that was furnished to the above-listed parties and considered by Johnson Controls' financial advisors in connection with their respective financial analyses.

        The Johnson Controls internal forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. GAAP. The summary of the Johnson Controls internal forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Johnson Controls merger proposal or the Tyco required proposals, but because these internal forecasts were provided by Johnson Controls to Tyco, as well as to Johnson Controls' and Tyco's respective advisors and boards of directors. PricewaterhouseCoopers LLP, Johnson Controls' independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the Johnson Controls internal forecasts, and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to Johnson Controls' historical financial information. It does not extend to the prospective financial information and should not be read to do so.

        The Johnson Controls internal forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Johnson Controls' management. Important factors that may affect actual results and cause the Johnson Controls internal forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Johnson Controls' businesses (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under "Cautionary Statement Regarding Forward-Looking Statements." The Johnson Controls internal forecasts also reflect assumptions as to certain business decisions that are subject to change. The Johnson Controls internal forecasts assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger, including any divestitures or other actions. The Johnson Controls internal forecasts do not assume any synergies that may be realized as a result of the merger or the transactions contemplated by the merger agreement. Actual results may differ materially from the Johnson Controls internal forecasts. Accordingly, there can be no assurance that the forecasts will be realized.

        Johnson Controls and its affiliates, advisors, officers, directors or other representatives cannot provide any assurance that actual results will not differ from the Johnson Controls internal forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Johnson Controls internal forecasts to reflect circumstances existing after the date the Johnson Controls internal forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Johnson Controls internal forecasts are shown to be in error. Except as required by applicable securities laws, Johnson Controls does not intend to make publicly available any update or other revision to the Johnson Controls internal forecasts, even in the event that any or all assumptions are shown to be in error. Since the date of the Johnson Controls internal forecasts, Johnson Controls has made publicly available its actual results of operations for the fiscal quarters ended December 31, 2015 and March 31, 2016. You should review Johnson Controls' Quarterly Reports on Form 10-Q filed with the SEC on February 1, 2016 and April 29, 2016 for this information. None of Johnson Controls or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding Johnson Controls' ultimate performance compared to the information contained in the Johnson Controls internal forecasts or that forecasted results will be achieved. Johnson Controls has made no representation to Tyco, in the merger agreement or otherwise, concerning the Johnson Controls internal forecasts.

        The following table presents the Johnson Controls WholeCo internal forecasts:

	Fiscal Year Ending September 30,
	2016E	2017E	2018E	2019E	2020E
Revenue	$38,567	$40,233	$42,625	$43,855	$45,531
EBITDA	$4,589	$4,929	$5,344	$5,690	$6,328
EBIT	$3,582	$3,866	$4,187	$4,471	$5,064

        For purposes of the unaudited prospective financial information presented in the Johnson Controls WholeCo internal forecasts, EBITDA is calculated as net earnings before interest, income taxes, depreciation and amortization, all of which is attributable to Johnson Controls. EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

        For purposes of the unaudited prospective financial information presented in the Johnson Controls WholeCo internal forecasts, EBIT is calculated as net earnings before interest and income taxes, all of which is attributable to Johnson Controls. EBIT is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

        The following table presents the Johnson Controls RemainCo internal forecasts:

	Fiscal Year Ending September 30,
	2016PF	2017E	2018E
Revenue	$21,818	$23,671	$25,874
EBITDA	$2,970	$3,269	$3,649
EBIT	$2,312	$2,562	$2,854

        For purposes of the unaudited prospective financial information presented in the Johnson Controls RemainCo internal forecasts, EBITDA is calculated as earnings before interest, income taxes, depreciation and amortization, all of which is attributable to Johnson Controls after giving effect to the spin-off of Johnson Controls' Automotive Experience business. EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity

        For purposes of the unaudited prospective financial information presented in the Johnson Controls RemainCo internal forecasts, EBIT is calculated as earnings before interest and income taxes, all of which is attributable to Johnson Controls after giving effect to the spin-off of Johnson Controls' Automotive Experience business. EBIT is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

Tyco Unaudited Prospective Financial Information

        Tyco does not as a matter of course make public forecasts as to future performance, earnings or other results, and forecasts for extended periods of time are of particular concern to Tyco due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Tyco by Johnson Controls, Tyco's management prepared and provided to Johnson Controls, as well as to Tyco's and Tyco's respective advisors and boards of directors, non-public, internal financial forecasts regarding Tyco's anticipated future operations for the fiscal years ending September 30, 2016, September 29, 2017, September 28, 2018, September 27, 2019 and September 25, 2020 (the "Tyco internal forecasts"). Tyco has included below a summary of these internal forecasts to provide its shareholders access to certain non-public information that was furnished to the above-listed parties and considered by Tyco's financial advisors in connection with their respective financial analyses.

        The Tyco internal forecasts were not prepared for the purpose of public disclosure or with a view to complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, published guidelines of the SEC regarding forward-looking statements or U.S. GAAP. The Tyco internal forecasts, in the view of Tyco's management, were prepared on a reasonable basis, reflected management's best estimates and judgments at the time, and presented, to the best of management's knowledge and belief and based on assumptions believed by management to be reasonable at the time, the expected future financial performance of Tyco. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

        The summary of the Tyco internal forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Johnson Controls merger proposal or the Tyco required proposals, but because these internal forecasts were provided by Tyco to Johnson Controls, as well as to Johnson Controls' and Tyco's respective advisors and boards of directors. Neither Tyco's independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Tyco internal forecasts contained herein. Deloitte has not expressed an opinion or any other form of assurance on the Tyco internal forecasts or their achievability and assumes no responsibility for, and disclaims any association with, the Tyco internal forecasts. The Deloitte report incorporated by reference in this joint proxy statement/prospectus relates to Tyco's historical financial information. It does not extend to the prospective financial information and should not be read to do so.

        The Tyco internal forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Tyco's management. Important factors that may affect actual results and cause the Tyco internal forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Tyco's businesses (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under "Cautionary Statement Regarding Forward-Looking Statements." The Tyco internal forecasts also reflect assumptions as to certain business decisions that are subject to change. The Tyco internal forecasts assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger, including any divestitures or other actions. The Tyco internal forecasts do not assume any synergies that may be realized as a result of the merger or the transactions contemplated by the merger. Actual results may differ materially from the Tyco internal forecasts. Accordingly, there can be no assurance that the internal forecasts will be realized.

        Tyco and its affiliates, advisors, officers, directors or other representatives cannot provide any assurance that actual results will not differ from the Tyco internal forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Tyco internal forecasts to reflect circumstances existing after the date the Tyco internal forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Tyco internal forecasts are shown to be in error. Except as required by applicable securities laws, Tyco does not intend to make publicly available any update or other revision to the Tyco internal forecasts, even in the event that any or all assumptions are shown to be in error. Since the date of the Tyco internal forecasts, Tyco has made publicly available its actual results of operations for the fiscal quarters ended December 25, 2015 and March 25, 2016. You should review Tyco's Quarterly Reports on Form 10-Q filed with the SEC on January 29, 2016 and April 29, 2016 for this information. None of Tyco or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding Tyco's ultimate performance compared to the information contained in the Tyco internal forecasts or that forecasted results will be achieved. Tyco has made no representation to Johnson Controls, in the merger agreement or otherwise, concerning the Tyco internal forecasts.

        The following table presents the Tyco internal forecasts:

	Fiscal Year Ending September
	2016E	2017E	2018E	2019E	2020E
Revenue	$10,051	$10,516	$11,033	$11,474	$11,819
EBITDA	$1,613	$1,800	$2,043	$2,165	$2,271
EBIT	$1,265	$1,436	$1,660	$1,767	$1,861

        For purposes of the unaudited prospective financial information presented in the Tyco internal forecasts, EBITDA is calculated as net earnings before interest, income taxes, depreciation and amortization, all of which is attributable to Tyco. EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

        For purposes of the unaudited prospective financial information presented in the Tyco internal forecasts, EBIT is calculated as net earnings before interest and income taxes, all of which is attributable to Tyco. EBIT is a non-U.S. GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

Interests of Johnson Controls' Directors and Executive Officers in the Merger

        In considering the recommendations of the Johnson Controls board of directors, Johnson Controls' shareholders should be aware that Johnson Controls' directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other Johnson Controls shareholders generally. These interests are described in more detail below, and with respect to the named executive officers of Johnson Controls, are quantified in the tables below. The Johnson Controls board of directors was aware of these interests and considered them when it adopted the merger agreement and approved the merger. See "—Background of the Merger" and "—Recommendation of the Johnson Controls Board of Directors and Johnson Controls' Reasons for the Merger."

Treatment of Johnson Controls Equity-Based Awards

        Stock Options.    Each option to purchase shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into an option to acquire a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls option, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls option. Each combined company option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls option immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Stock Appreciation Rights.    Each stock appreciation right in respect of shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a share appreciation right in respect of a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls stock appreciation right, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls stock appreciation right. Each combined company share appreciation right as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls stock appreciation right immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Restricted Stock Awards.    Each Johnson Controls restricted stock award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock award. Each combined company restricted share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls restricted stock award immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment (other than Johnson Controls restricted stock awards granted under the Johnson Controls, Inc. 2001 Restricted Stock Plan, which are subject to accelerated vesting upon consummation of the merger).

        Restricted Stock Unit Awards.    Each Johnson Controls restricted stock unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share unit award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock unit award. Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls restricted stock unit award immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Performance Share Unit Awards.    Each Johnson Controls performance share unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a restricted share unit award of the combined company with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls performance share unit award (as determined by Johnson Controls in its reasonable discretion based upon the greater of target and actual performance for the 2016 fiscal year, and disregarding 2017 fiscal year performance for purposes of performance share unit awards granted in Johnson Controls' 2015 fiscal year). Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Johnson Controls performance share unit award (excluding performance conditions) immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Quantification of Payments.    Under the Johnson Controls 2012 Omnibus Incentive Plan (the "Johnson Controls Omnibus Plan"), Johnson Controls equity awards that are assumed by the combined company will vest if an executive officer's employment is terminated by the combined company without cause or by the executive officer with good reason, during a specified period following a change of control, which period is 24 months, or 36 months, if the executive officer executes the acknowledgment described in "—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)" below (a "Johnson Controls qualifying termination"). The merger agreement provides that the merger constitutes or will be deemed to constitute a change of control for purposes of the Johnson Controls equity awards assumed by the combined company as described above. For an estimate of the amounts that would be payable to each of Johnson Controls' named executive officers upon vesting of their unvested Johnson Controls equity awards in connection with a Johnson Controls qualifying termination, see "—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers" below. The estimated aggregate amount that would be payable to Johnson Controls' 11 executive officers who are not named executive officers upon vesting of their unvested Johnson Controls equity awards if the merger were consummated on May 3, 2016 and they were to experience a Johnson Controls qualifying termination on that date is $22,367,188. None of Johnson Controls' non-employee directors hold any Johnson Controls equity awards (other than the deferred share units described under "—Johnson Controls Deferred Compensation Plans" below, all of which are vested). The amount specified in this paragraph is determined using a price per share of Johnson Controls common stock of $35.02, the average closing price per share over the first five business days following the announcement of the transaction (i.e., the five-day period beginning January 25, 2016). The estimated amounts do not include any equity awards that may be granted in connection with Johnson Controls' ordinary course annual equity grants as permitted by the merger agreement, which awards will be treated in the same manner as described above in this section.

Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)

        Each of Johnson Controls' executive officers, including the named executive officers (other than Mr. Molinaroli), is party to a change of control employment agreement that provides for severance benefits in the event of a Johnson Controls qualifying termination or a termination due to the executive's death or disability. In connection with Johnson Controls' execution of the merger agreement, Johnson Controls entered into an amended and restated change of control employment agreement, as amended, with Mr. Molinaroli providing for the terms of his employment following the merger, which is described in "—Amended and Restated Change of Control Employment Agreement with Mr. Molinaroli" below. The merger will be deemed to constitute a change of control under the Johnson Controls executive officers' change of control employment agreements, provided that the applicable Johnson Controls executive officer enters into a letter agreement with Johnson Controls acknowledging that provisions of the agreement related to guaranteed continued compensation will not apply in respect of the change of control triggered by the merger (other than with respect to base salary) and that implementation of the succession plan described in "—Officers of the Combined Company after the Merger—Chief Executive Officer and Executive Chairman" below will not constitute good reason to terminate employment under the change of control employment agreement. As of the date of this joint proxy/prospectus, each Johnson Controls executive officer (other than Mr. Molinaroli and R. Bruce McDonald, Executive Vice President and Vice Chairman) has entered into this acknowledgment. Mr. McDonald has not entered into a letter agreement as described above, and as a result the merger will not be deemed to constitute a change of control under his change of control employment agreement (although the merger will constitute a change of control with respect to his equity-based awards, as described above, and the Johnson Controls deferred compensation plans, as described below). Mr. McDonald is expected to serve as chairman and chief executive officer of Adient following the completion of the spin-off, and Mr. McDonald's employment agreement and change of control employment agreement are expected to be assigned to Adient at the time of the spin-off.

        Upon a Johnson Controls qualifying termination or a termination due to the executive officer's death or disability within 24 months (36 months, if the executive officer executes the acknowledgment described above) following a change of control, the terminated executive officer, including each of Johnson Controls' named executive officers (other than Mr. Molinaroli and Mr. McDonald), would be entitled to the following under the change of control employment agreement:

  •
  A lump sum severance payment equal to three times the executive officer's annual cash compensation, which includes the executive officer's annual base salary and the greater of (a) the average of the executive officer's annualized annual cash bonuses and long-term performance awards for the three fiscal years preceding the change of control, and (b) the sum of the annual cash bonuses and long-term performance awards for the most recently completed fiscal year (such greater amount, "average performance bonus").

  •
  Payment of a pro rata portion of the executive officer's average performance bonus (reduced, if the executive officer's termination occurs on the change of control date, by the amount paid under the Johnson Controls Omnibus Plan in respect of performance stock unit awards as a result of a Johnson Controls qualifying termination (as described in "—Treatment of Johnson Controls Equity-Based Awards" above));

  •
  a cash payment equal to the lump sum value of the additional benefits the executive officer would have accrued for the remainder of the employment period under Johnson Controls' pension plan and Johnson Controls' Retirement Restoration Plan, assuming the executive officer is fully vested in such benefits at the time of termination; and

  •
  continued medical and welfare benefits for two years following termination of employment without cause or with good reason.

        The change of control employment agreements require Johnson Controls executive officers to comply with confidentiality provisions during employment and for two years following termination of employment.

        The Johnson Controls executive officers would generally have "good reason" to resign under their respective change of control employment agreements if:

  •
  the combined company assigned the executive officer to duties inconsistent with the executive officer's position or the combined company took other actions to reduce the executive officer's authority or responsibilities;

  •
  the combined company breached any provision of the change of control employment agreement relating to salary and any benefits required to be paid or provided following the merger (subject to acknowledgment described above);

  •
  the combined company required the executive officer to relocate;

  •
  the combined company terminated the executive officer's employment other than as permitted by the change of control employment agreement; or

  •
  the combined company requested that the executive officer perform an illegal or wrongful act in violation of the combined company's code of conduct.

        Mr. McDonald has not entered into a letter agreement as described above, and as a result, Mr. McDonald's change of control employment agreement will not apply to a termination without cause immediately following the consummation of the merger. Instead, Mr. McDonald's employment agreement will continue in full force and effect. Upon a termination without cause prior to a change of control (including a termination without cause following the consummation of the merger), Mr. McDonald would be entitled to a cash severance benefit in an amount equal to the greater of one year of his base salary as of the termination date, or twice the amount payable under the Johnson Controls severance plan for U.S. salaried employees.

        For an estimate of the value of the payments and benefits described above that would be payable to each of Johnson Controls' named executive officers upon a Johnson Controls qualifying termination (or in the case of Mr. McDonald, upon a termination without cause), see "—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers" below. The estimated aggregate amount that would be payable to Johnson Controls' 11 other executive officers under their change of control employment agreements if the merger were to be consummated and they were to experience a Johnson Controls qualifying termination on May 3, 2016 is $58,183,158 (which amount is reduced by the amounts that would be payable under the Johnson Controls Omnibus Plan in respect of performance stock unit awards as a result of a Johnson Controls qualifying termination (as described in "—Treatment of Johnson Controls Equity-Based Awards" above)).

Amended and Restated Change of Control Employment Agreement with Mr. Molinaroli

        In connection with the merger agreement, Johnson Controls entered into an amended and restated change of control employment agreement, dated as of January 24, 2016 and amended as of April 1, 2016, with Mr. Molinaroli (the "amended Molinaroli change of control agreement") setting forth the terms of his employment following the merger. The amended Molinaroli change of control agreement, which replaces Mr. Molinaroli's existing change of control employment agreement, will become effective subject to, and contingent upon, consummation of the merger and supersede his existing employment agreement with Johnson Controls at that time. Pursuant to the amended Molinaroli change of control agreement, Mr. Molinaroli has agreed to the terms of the succession plan described in "The Merger—Officers of the Combined Company after the Merger—Chief Executive Officer and

Executive Chairman" below, including his transition from Chief Executive Officer to Executive Chairman no later than 18 months following the consummation of the merger.

        Under the terms of the amended Molinaroli change of control agreement, the merger will be deemed to constitute a change of control, although the provisions of the agreement related to guaranteed continued compensation will not apply in respect of the change of control triggered by the merger (other than with respect to base salary). In addition, the amended Molinaroli change of control agreement provides (1) that, in addition to the events constituting "good reason" as described in "—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)," a failure by the combined company to provide target incentive compensation opportunities at least as favorable as those provided immediately prior to the closing of the merger, or a failure to provide perquisites at least as favorable as those provided to similarly situated executives of the combined company from time to time, will provide a basis for Mr. Molinaroli to terminate employment for "good reason" in a Johnson Controls qualifying termination, and (2) for a restricted stock unit award of the combined company following the merger having an aggregate grant date fair value equal to $20 million. The restricted stock unit award will vest on the date that is 30 months following the closing of the merger, subject to Mr. Molinaroli's continued employment through such date and to accelerated vesting upon his earlier death or disability.

        Under the amended Molinaroli change of control agreement, Mr. Molinaroli will experience a Johnson Controls qualifying termination if his employment is terminated by the combined company without cause or by him with good reason, in each case, prior to the date that is 30 months following the merger, and he will be entitled to the compensation and benefits as described above under "—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)" and all equity awards granted to him prior to the merger will vest as described above under "—Treatment of Johnson Controls Equity-Based Awards."

Johnson Controls Deferred Compensation Plans

        All of Johnson Controls' current executive officers participate in Johnson Controls' Executive Deferred Compensation Plan and Johnson Controls' Retirement Restoration Plan. Dr. Beda Bolzenius, Johnson Controls' former Vice President and President—Automotive Experience, left Johnson Controls' employment effective March 31, 2016, and does not participate in either such plan. In addition, certain of Johnson Controls' non-employee directors participate in Johnson Controls' Deferred Compensation Plan for Certain Directors.

        Under the merger agreement, each Johnson Controls deferred stock unit (excluding any Johnson Controls equity award) that is deemed invested in shares of Johnson Controls common stock as of immediately prior to the effective time under any of Johnson Controls' Executive Deferred Compensation Plan, Retirement Restoration Plan, or Deferred Compensation Plan for Certain Directors (collectively, the "Johnson Controls deferred compensation plans") will be deemed to be invested in combined company ordinary shares as of the effective time, with the number of combined company ordinary shares subject to the deferred stock unit in a participant's account to be equal to the number of shares of Johnson Controls common stock subject to such deferred stock unit as of immediately prior to the effective time. Following the effective time, the Johnson Controls deferred compensation plans will otherwise continue to have the same terms, including payment terms and investment options that were applicable immediately prior to the effective time, with the Johnson Controls common stock fund to be replaced with a combined company ordinary share fund.

        Each of the Johnson Controls deferred compensation plans provides that, upon a change of control, all amounts deferred under the applicable plan (determined based on the actuarial equivalent value in the case of supplemental defined benefit pension benefits under the Retirement Restoration Plan) will become vested (to the extent not vested) and paid out in a lump sum generally within

30 days or 90 days (depending on the plan) following the consummation of the change of control. The merger will constitute a change of control for purposes of the Johnson Controls deferred compensation plans.

        The Johnson Controls compensation committee has implemented a special program for all current employee and retiree participants in the Johnson Controls deferred compensation plans. Under this special program, each active and retiree participant in the Johnson Controls deferred compensation plans, other than Johnson Controls non-employee directors who will be continuing following the effective time (including with Adient) and executive officers, will receive an increase in his or her cash distribution based on a formula applied consistently across all such participants. Using the same methodology, Johnson Controls executive officers who participate in the Johnson Controls deferred compensation plans will be granted an incentive award in the form of restricted stock units upon the closing of the merger (in lieu of the increased cash distribution), which award will vest on the date that is 36 months (30 months, in the case of Mr. Molinaroli) following the closing of the merger, subject to the executive officer's continued employment with the combined company through that date and to accelerated vesting upon an earlier Johnson Controls qualifying termination. The amount of the increase in the cash distribution, and the value of the restricted stock unit award are intended to partially offset the lost deferral opportunity and the lost opportunity to earn additional supplemental benefits as a result of the merger.

        For an estimate of the value of the unvested amounts under the Johnson Controls deferred compensation plans that would vest in respect of, and the value of the anticipated restricted stock unit awards to be granted to, each of Johnson Controls' named executive officers upon consummation of the merger, see "—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers" below. The estimated aggregate value of unvested amounts under the Johnson Controls deferred compensation plans that would vest in respect of, and the value of the incremental award or amount to be granted or paid (as applicable) to, Johnson Controls' other executive officers and non-employee directors entitled thereto upon consummation of the merger if the merger were to be consummated on May 3, 2016 is $7,262,029.

Johnson Controls Merger Retention Program

        Under the merger agreement, Johnson Controls may, in consultation with Tyco, establish a cash- and/or equity-based merger retention program for Johnson Controls employees, including executive officers (other than Mr. Molinaroli), identified by the chief executive officer of Johnson Controls (or his designee) that is designed to promote retention and reward extraordinary effort.

        For an estimate of the value of the retention awards under the merger retention program for each of Johnson Controls' named executive officers, see "—Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers" below. The estimated aggregate value of retention awards under the merger retention program for Johnson Controls' other executive officers is $[            ].

Indemnification; Directors' and Officers' Insurance

        Under the terms of the merger agreement, Johnson Controls and Tyco have agreed that, for a period of not less than six years from and after the effective time of the merger, the combined company will indemnify and hold harmless all individuals who are, or prior to the effective time of the merger are, past or present directors, officers, or employees of Johnson Controls and its subsidiaries for acts or omissions occurring at or prior to the effective time of the merger, to the fullest extent permitted by law or as provided pursuant to the Johnson Controls articles of incorporation or the Johnson Controls bylaws or similar organizational documents of the subsidiaries of Johnson Controls.

        In addition, for an aggregate period of not less than six years from the effective time of the merger, the combined company will provide the current or former directors and officers of Johnson

Controls and its respective subsidiaries an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the merger that is no less favorable than Johnson Controls' existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the combined company will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the merger agreement for Johnson Controls' existing policy. Notwithstanding the foregoing, Johnson Controls may, at its option prior to the effective time of the merger, substitute for such policy a "tail" prepaid policy with respect to Johnson Controls' existing policy, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the merger agreement.

        For additional information, see "The Merger Agreement—Indemnification; Directors' and Officers' Insurance."

Certain Governance Matters

        At the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Mr. Molinaroli, George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company. See "The Merger—Board of Directors of the Combined Company after the Merger."

        As of the effective time of the merger, Mr. Molinaroli will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company.

        The amendments to Tyco's articles of association set forth in Annex B-2 to this joint proxy statement/prospectus will provide that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company.

Other Compensation Matters

        Under the terms of the merger agreement, Johnson Controls may determine and pay annual bonuses in respect of the 2016 fiscal year based on actual performance in the ordinary course of business if the effective time of the merger has not occurred by October 1, 2016, disregarding the expenses and costs related to the merger. The merger agreement also permits Johnson Controls to enter into agreements with its directors and executive officers providing for the reimbursement of any taxes that may be imposed under Section 4985 of the Code in connection with the merger, though no such reimbursements are currently expected to become necessary or payable. For more information, see "Risk Factors—Risks Related to the Business of the Combined Company—The Internal Revenue Service may not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal tax purposes and may not agree that the combined company's U.S. affiliates should not be subject to certain adverse U.S. federal income tax rules."

Quantification of Payments and Benefits to Johnson Controls' Named Executive Officers

        The following table and the related footnotes present information about the compensation payable to Johnson Controls' named executive officers in connection with the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Johnson Controls' shareholders, as described in "Johnson Controls Proposals—Johnson Controls Advisory Compensation Proposal." The change of control employment agreements provide for only "double-trigger" payments, which means the executive officer will not receive termination payments thereunder unless a change of control occurs and the executive officer experiences a specified termination of employment. Johnson Controls equity awards are subject to "double-trigger" vesting (other than certain Johnson Controls restricted stock awards under the Johnson Controls, Inc. 2001 Restricted Stock Plan).

Golden Parachute Compensation—Johnson Controls

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Johnson Controls' named executive officers based on the merger, assuming that the merger was consummated on May 3, 2016, and each such named executive officer experienced a Johnson Controls qualifying termination immediately following the consummation of the merger. The amounts below are determined using a price per share of Johnson Controls common stock of $35.02, the average closing price per share over the first five business days following the announcement of the merger agreement (i.e., the five-day period beginning January 25, 2016), and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not reflect certain compensation actions that may occur before the effective time of the merger. The actual amounts payable to the Johnson Controls' named executive officers, if any, will depend on whether the named executive officer incurs a Johnson Controls qualifying termination, the date of termination of the named executive officer's employment (if applicable), the manner of termination, and the terms of the plans or agreements in effect at such time. More detail on the included payments and benefits are set forth above in this section.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Alex A. Molinaroli	43,072,094	21,903,271	6,632,291	34,004	71,641,660
R. Bruce McDonald	1,030,000	12,279,427	4,664,388	—	17,973,815
Brian J. Stief	10,693,921	3,810,128	1,460,588	8,386	15,973,023
Beda Bolzenius(5)	—	—	—	—	—
William C. Jackson	15,074,614	5,465,334	452,062	34,688	21,026,698

(1)
The amounts in the table consist of (a) a lump sum severance payment equal to three times the executive officer's annual cash compensation, which includes the executive officer's annual base salary and average performance bonus (or with respect to Mr. McDonald, cash severance benefit in an amount equal to the one year of his base salary as of the termination date); (b) for each named executive officer other than Mr. McDonald, a lump sum payment of a pro rata portion of the executive officer's average performance bonus (reduced as described in "—Change of Control Employment Agreements with Executive Officers (Other Than Mr. Molinaroli)" above because the executive officer's termination would be deemed to have occurred on the date on which the merger closes); (c) for each named executive officer other than Mr. McDonald, a lump sum payment equal to the value of the additional benefits the named executive officer would have accrued for the two-year period following the merger under Johnson Controls' pension plan and Johnson Controls' Retirement Restoration Plan, assuming the executive officer is fully vested in such benefits at the time of termination; and (d) the value of any retention award under the merger retention program payable upon a Johnson Controls qualifying termination. The payments described in clauses (a)–(c) above are "double-trigger," while the payment described in clause (d) above is "single-trigger" (although its vesting is contingent on satisfaction of a continued service requirement following the closing date and to accelerated vesting upon an earlier specified termination of employment). Set forth below are the separate values of each of the payments described in clauses (a)–(d) above.

Name	Severance Payment ($)	Prorated Average Performance Bonus Payment ($)	Pension Payment ($)	Merger Retention Program Award ($)
Alex A. Molinaroli	40,862,053	1,343,816	866,225	—
R. Bruce McDonald	1,030,000	—	—	—
Brian J. Stief	9,790,350	733,146	170,425	—
Beda Bolzenius	—	—	—	—
William C. Jackson	14,126,684	796,832	151,098	—
(2)
As described above, all unvested equity-based awards held by Johnson Controls' named executive officers will become vested upon a Johnson Controls qualifying termination (i.e., "double-trigger" vesting), other than certain Johnson Controls restricted stock awards under the Johnson Controls, Inc. 2001 Restricted Stock Plan, which will become vested upon the consummation of the merger (i.e., "single-trigger" vesting). Set forth below are the values of each type of equity-based award that would become vested upon a Johnson Controls qualifying termination or consummation of the merger, as applicable, based on a price per share of Johnson Controls common stock of $35.02, the average closing price per share over the first five business days following the announcement of the merger agreement.

Name	Stock Options ($)	Stock Appreciation Rights ($)	Restricted Stock Awards ($)	Restricted Stock Unit Awards ($)	Performance Share Unit Awards ($)
Alex A. Molinaroli	—	—	—	16,075,251	5,828,020
R. Bruce McDonald	—	—	—	10,045,346	2,234,081
Brian J. Stief	—	—	—	3,038,701	771,428
Beda Bolzenius	—	—	—	—	—
William C. Jackson	—	—	397,111	3,566,049	1,502,174
(3)
The amounts in the table consist of (a) the estimated value of unvested balances and supplemental benefits under the Johnson Controls deferred compensation plans that would vest in connection with the merger under the terms of the applicable Johnson Controls deferred compensation plan, and (b) the estimated value of the anticipated restricted stock unit awards to be granted pursuant to the special program described in "—Johnson Controls Deferred Compensation Plans" above. All such amounts are "single-trigger" (although vesting of the restricted stock units is contingent on satisfaction of a continued service requirement following the closing date and to accelerated vesting upon an earlier specified termination of employment). Set forth below are the separate values of each of the payments described in clauses (a)–(b) above.

Name	Unvested Balances under Deferred Compensation Plans ($)	Special Retention Program Award ($)
Alex A. Molinaroli	—	6,632,291
R. Bruce McDonald	—	4,664,388
Brian J. Stief	—	1,460,588
Beda Bolzenius	—	—
William C. Jackson	—	452,062
(4)
The amounts in the table include the estimated value of continued welfare benefits for two years under the change of control employment agreements. All such amounts are "double-trigger." Mr. McDonald would not be entitled to any continued welfare benefits under his employment agreement.

(5)
Dr. Bolzenius left Johnson Controls' employment effective as of March 31, 2016, and is not entitled to any compensation or benefits in connection with the merger.

Interests of Tyco's Directors and Executive Officers in the Merger

        In considering the recommendation of the board of directors of Tyco, Tyco shareholders should be aware that certain directors and current and former executive officers of Tyco will have interests in the merger that are different from, or in addition to, the interests of Tyco shareholders generally. These interests are described in more detail below, and with respect to the named executive officers and non-employee directors of Tyco, are quantified in the tables below. The board of directors of Tyco was aware of these interests and considered them when it adopted the merger agreement and approved the merger.

        In connection with the merger, no current or former executive officer or director will be entitled to a gross-up payment related to excise taxes imposed on any executive officer or director in the event that any payments or benefits result in an "excess parachute payment" within the meaning of Section 280G of the Code.

Consolidation of Tyco Ordinary Shares Held by Directors and Executive Officers of Tyco Pursuant to the Merger

        As a group, the Tyco named executive officers, executive officers, and non-employee directors beneficially owned, as of May 3, 2016, an aggregate of approximately 2,102,421 Tyco ordinary shares. In connection with the Tyco share consolidation, each Tyco ordinary share held by directors and executive officers will be consolidated into 0.955 Tyco ordinary shares, which will become ordinary shares of the combined company in the merger.

        The following table sets forth the total number of Tyco ordinary shares beneficially owned by each such individual, as of May 3, 2016.

Name	Tyco Ordinary Shares Beneficially Owned (#)
Named Executive Officers:
George R. Oliver	352,404
Robert E. Olson	0
Johan Pfeiffer	0

Name	Tyco Ordinary Shares Beneficially Owned (#)
Judith A. Reinsdorf	184,855
Lawrence B. Costello	25,253
Arun Nayar	794
Non-Employee Directors:
Edward D. Breen	1,307,414
Herman E. Bulls	6,138
Michael E. Daniels	61,573
Frank M. Drendel	13,201
Brian Duperreault	14,591
Rajiv L. Gupta	17,078
Brendan R. O'Neill	14,120
Jürgen Tinggren	4,003
Sandra S. Wijnberg	16,972
R. David Yost	42,668
All other Executive Officers As a Group (2 persons)	41,357

Adjustment of Tyco Restricted Share Units

        In connection with the Tyco share consolidation, each award of time-vesting restricted share units that is outstanding immediately prior to the share consolidation will be adjusted by multiplying (i) the number of Tyco ordinary shares subject to the award by (ii) the share consolidation ratio. Each award of performance-vesting restricted share units that is outstanding immediately prior to the Tyco share consolidation will be converted into an award of time-vesting restricted share units with respect to a number of combined company ordinary shares determined by multiplying (A) the number of Tyco ordinary shares subject to the award, determined based on the greater of target and actual performance (as determined by the board of directors of Tyco in its reasonable discretion) by (B) the share consolidation ratio.

        The vesting of awards of Tyco restricted share units will not accelerate upon consummation of the merger. Time-vesting restricted share units will continue to be subject to the same time-based vesting conditions, and the performance-vesting restricted share units, as converted, will become vested following the completion of the vesting period originally applicable to the restricted share units immediately prior to the share consolidation and the merger. However, the terms and conditions of the restricted share units provide that if an executive officer's employment is terminated by Tyco or the combined company without cause, or by the executive officer with good reason, and the executive officer would be entitled to severance benefits under the CIC Severance Plan (described below), in either case, during the 60-day period immediately prior to or the 24-month period following the consummation of the merger (a "Tyco qualifying termination"), such Tyco restricted share units will become fully vested.

        The Tyco named executive officers held, as of May 3, 2016, time-vesting restricted share units and performance-vesting restricted share units (assuming performance at target levels) as set forth in the table below. With respect to Mr. Nayar, the time-vesting restricted share units set forth below consist entirely of vested restricted share units which will be settled following the completion of the vesting period originally applicable to the restricted share units immediately prior to his retirement.

Name	Time-Vesting Restricted Share Units (#)	Performance-Vesting Restricted Share Units (#)
George R. Oliver	24,438	271,104
Robert E. Olson	7,288	14,577
Johan Pfeiffer	56,458	14,577
Judith A. Reinsdorf	28,197	47,866
Lawrence B. Costello	23,676	31,910
Arun Nayar	5,323	24,934
All other Executive Officers As a Group (2 persons)	24,849	26,217

        For an estimate of the amounts that would be payable to each of Tyco's named executive officers upon vesting of their unvested Tyco time-vesting restricted share units and performance-vesting restricted share units in connection with a Tyco qualifying termination, see "—Quantification of Payments and Benefits to Tyco's Named Executive Officers" below. The estimated aggregate amount that would be payable to Tyco's two executive officers who are not named executive officers upon vesting of their unvested time-vesting Tyco restricted share units and performance-vesting restricted share units if the merger were consummated on May 3, 2016 and they were to experience a Tyco qualifying termination on that date is $1,732,159. The amount specified in this paragraph is determined based on a value per Tyco ordinary share of $33.92, the average closing price of Tyco ordinary shares over the first five business days following the first public announcement of the transaction (i.e., the five-day period beginning January 25, 2016).

Adjustment of Tyco Share Options

        Each option to purchase Tyco ordinary shares that is outstanding and unexercised immediately prior to the share consolidation will be converted into an option to acquire a number of combined company ordinary shares (rounded down to the nearest whole share), equal to the product obtained by multiplying (i) the number of Tyco ordinary shares subject to the option immediately prior to the share consolidation by (ii) the share consolidation ratio, at an exercise price (rounded up to the nearest whole cent) per Tyco ordinary share equal to the quotient obtained by dividing (A) the exercise price per Tyco ordinary share by (B) the share consolidation ratio.

        The vesting of options to purchase Tyco ordinary shares will not accelerate upon consummation of the merger, and the options will continue to have and be subject to the same terms and conditions as applied immediately prior to the share consolidation and the merger. However, the terms and conditions of the share options provide that, if an executive officer experiences a Tyco qualifying termination, such combined company share options will become fully vested. Following any such termination, the share options held by the executive officer will remain outstanding until the earlier of (i) the original expiration date or (ii) three years from the effective date of the Tyco qualifying termination.

        The Tyco executive officers held, as of May 3, 2016, vested and unvested options to purchase Tyco ordinary shares in the amounts as set forth in the table below.

Name	Outstanding Share Options (#)	Weighted Average Exercise Price ($)
George R. Oliver	2,409,351	$28.99
Robert E. Olson	67,983	$36.08
Johan Pfeiffer	248,024	$36.02
Judith A. Reinsdorf	544,445	$28.11
Lawrence B. Costello	266,941	$32.38
Aryn Nayar	78,277	$41.23
All other Executive Officers As a Group (2 persons)	221,781	$33.66

        For an estimate of the amounts that would be payable to each of Tyco's named executive officers upon vesting of their unvested options to purchase Tyco ordinary shares in connection with a Tyco qualifying termination, see "—Quantification of Payments and Benefits to Tyco's Named Executive Officers" below. The estimated aggregate amount that would be payable to Tyco's two executive officers who are not named executive officers upon vesting of their unvested options to purchase Tyco ordinary shares if the merger were consummated on May 3, 2016 and they were to experience a Tyco qualifying termination on that date is $36,951. The amount specified in this paragraph is determined based on a value per Tyco ordinary share of $33.92, the average closing price of Tyco ordinary shares over the first five business days following the first public announcement of the transaction (i.e., the five-day period beginning January 25, 2016).

Adjustment of Tyco Deferred Share Units

        Members of the Tyco board of directors held, as of May 3, 2016, deferred share units as set forth in the table below. In connection with the share consolidation, each deferred share unit will be adjusted by multiplying (i) the number of Tyco ordinary shares subject to the deferred share units immediately prior to the share consolidation by (ii) the share consolidation ratio. The deferred share units will be settled upon the consummation of the merger (or, if earlier, the termination of the individual from the Tyco board of directors (other than for cause) or December 31, 2017). Upon the occurrence of such event, the combined company will issue the number of combined company ordinary shares equal to the aggregate number of vested deferred share units credited to the individual, including deferred share units received through the accrual of dividend equivalents.

Name	Deferred Share Units (#)
Brian Duperreault	18,815
Rajiv L. Gupta	15,561
Brendan R. O'Neill	21,754
Sandra S. Wijnberg	21,754

Change in Control Severance Plan

        Certain Tyco executive officers, including Messrs. Oliver, Olson, Pfeiffer and Costello, and Ms. Reinsdorf, are eligible for benefits under Tyco's Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan"), except that following the consummation of the merger, Mr. Oliver will be entitled to benefits under his employment agreement, described below, and not the CIC Severance Plan. Mr. Nayar retired on November 13, 2015, and therefore is not entitled to severance benefits under the CIC Severance Plan.

        Under the CIC Severance Plan, a Tyco executive officer will be entitled to specified benefits if the executive officer experiences a Tyco qualifying termination.

        Upon a Tyco qualifying termination, the terminated executive officer would become entitled under the CIC Severance Plan to a severance payment of two times base salary and two times target bonus, payable in a lump sum. In addition, the executive officer would be entitled to a prorated portion of the executive's annual bonus for the year in which employment was terminated, one year of continuing coverage under Tyco's medical and dental benefits, a lump sum cash payment equal to the projected value of the employer portion of premiums under Tyco's medical and dental plans for an additional one year, and one year of outplacement services. To receive any cash payments or benefits under the CIC Severance Plan, the terminated executive officer must sign a general release and comply with confidentiality and non-disparagement covenants.

        The Tyco executive officer would have "good reason" under the CIC Severance Plan if:

  •
  the combined company assigned the executive officer any duties inconsistent in any material respect with the executive officer's authority, duties or responsibilities prior to the merger that represent a diminution of such duties, or any other action by combined company that results in a material diminution in such authority, duties or responsibilities;

  •
  a material change in the geographic location at which the executive officer must perform services to a location that is more than 50 miles from the executive officer's principal place of business prior to the merger (to the extent that such change in location extends the executive officer's commute); or

  •
  a material reduction to the executive officer's base compensation and benefits, taken as a whole, as in effect prior to the merger.

        The value of the severance benefits that would be payable to each named executive officer under the CIC Severance Plan (other than Mr. Oliver) assuming a Tyco qualifying termination of employment immediately following the consummation of the merger are set forth below in the section entitled "—Quantification of Payments and Benefits to Tyco's Named Executive Officers." The estimated aggregate amount that would be payable to Tyco's two executive officers who are not named executive officers under the CIC Severance Plan if the merger were consummated on May 3, 2016 and they were to experience a Tyco qualifying termination on that date is $5,200,756.

Employment Agreement with Mr. Oliver

        In connection with the merger agreement, Tyco entered into an employment agreement, dated as of January 24, 2016, with Mr. Oliver, which will become effective subject to, and contingent upon, the consummation of the merger (the "Oliver Employment Agreement"). The terms of the Oliver Employment Agreement generally are comparable to the Amended and Restated Change of Control Executive Employment Agreement entered into with Johnson Controls' current Chairman, President and Chief Executive Officer, Alex A. Molinaroli, in connection with the merger agreement. See "—Interests of Johnson Controls' Directors and Executive Officers in the Merger—Amended and Restated Change of Control Employment Agreement with Mr. Molinaroli."

        The Oliver Employment Agreement covers an initial employment period of 33 months following the consummation of the merger (the "specified period"), and a two-year employment period following any subsequent change of control.

        Mr. Oliver will serve as the President and Chief Operating Officer of the combined company until the 18-month anniversary of the effective time of the merger (or such earlier date that Mr. Molinaroli ceases to serve as Chief Executive Officer). Following the first succession date, Mr. Oliver will serve as chief executive officer of the combined company, and beginning on the second succession date, Mr. Oliver will be appointed chairman of the board of directors of the combined company. During the specified period, Mr. Oliver will be entitled to a base salary of $1,250,000 per year, have a target annual bonus opportunity of 135% of his then-current base salary, and have an annual long-term incentive compensation opportunity target of at least $8.25 million.

        Under the Oliver Employment Agreement, if Mr. Oliver is terminated by the combined company without cause, Mr. Oliver resigns for good reason, or Mr. Oliver's employment ceases due to his death or disability, he (or his beneficiary) will be entitled to: (i) a lump sum severance payment equal to three times the sum of Mr. Oliver's annual base salary and a bonus amount calculated using the greater of his target bonus for the year of termination or his annual bonus for the most recently completed fiscal year, (ii) payment of a prorated portion of the bonus amount for the year of termination; (iii) a cash payment equal to the lump sum value of the additional benefits Mr. Oliver would have accrued through the second anniversary of the merger under certain pension plans, assuming Mr. Oliver is fully vested in such benefits at the time of termination; and (iv) continued medical and welfare benefits for a two-year period following Mr. Oliver's date of termination (in the case of a termination without "cause" or with "good reason").

        Additionally, if the combined company terminates Mr. Oliver other than for cause or Mr. Oliver terminates his employment for good reason during the specified period, all equity awards granted prior to the merger will vest, and all share options granted to him prior to the consummation of the merger will remain exercisable until the earlier of three years following Mr. Oliver's date of termination of employment and the date of expiration of the applicable share option award.

        Mr. Oliver would have "good reason" to terminate employment under the Oliver Employment Agreement if:

  •
  the combined company assigned Mr. Oliver duties inconsistent with his position or the combined company took other actions to reduce the Mr. Oliver's authority or responsibilities;

  •
  the combined company failed to appoint Mr. Oliver to, removed him from, or appointed anyone other than Mr. Oliver to, on the applicable dates specified by the Oliver Employment Agreement, the positions of chief executive officer or chairman of the board;

  •
  the combined company breached any provision of the Oliver Employment Agreement relating to salary and any benefits required to be paid or provided following the merger;

  •
  the combined company required Mr. Oliver to relocate (other than Mr. Oliver's relocation to Milwaukee following the merger);

  •
  the combined company terminated Mr. Oliver's employment other than as the Oliver Employment Agreement permits;

  •
  the combined company requested that Mr. Oliver perform an illegal or wrongful act in violation of the combined company's code of conduct; or

  •
  the combined company failed to provide Mr. Oliver with the incentive compensation opportunities set forth in the Oliver Employment Agreement, or perquisites that are at least as favorable as those provided from time to time to the Combined Company's other similarly situated executives, including the chief executive officer and executive chairman.

        Following the specified period, and at any time other than the two-year period following a subsequent change of control, upon the termination of his employment, Mr. Oliver would be entitled to cash severance not lower than the cash severance amount he would have received upon a termination of his employment with Tyco prior to entering into the Oliver Employment Agreement.

        The value of the severance benefits that would be payable to Mr. Oliver under the Oliver Employment Agreement, assuming a Tyco qualifying termination of employment immediately following the consummation of the merger are set forth below in the section entitled "—Quantification of Payments and Benefits to Tyco's Named Executive Officers."

Balances under Supplemental Savings and Retirement Plan

        Certain of Tyco's executive officers have unvested employer contributions under the Tyco Supplemental Savings and Retirement Plan. These unvested contributions will become fully vested effective as of the consummation of the merger. The executive officers, and their unvested discretionary employer contributions as of May 3, are set forth below.

Name	Unvested Supplemental Retirement Plan Balance ($)
George R. Oliver	$0
Robert E. Olson	$3,344
Johan Pfeiffer	$2,150
Judith A. Reinsdorf	$0
Lawrence B. Costello	$0
Arun Nayar	$0
All Other Executives as a Group (2 persons)	$6,169

Retention and Recognition Program

        Tyco has adopted a Retention and Recognition Program in connection with the merger, pursuant to which certain of Tyco's employees (including executive officers other than Mr. Oliver) may be granted the opportunity to earn a retention bonus subject to continued employment with Tyco through a specified date. Upon a specified termination of employment prior to such date, a portion of the retention and recognition bonus amount may become payable. The executive officers, and each executive officer's potential retention and recognition bonus amount, are set forth below.

Name	Retention and Recognition Award Amount ($)
Robert E. Olson	—
Johan Pfeiffer	—
Judith A. Reinsdorf	—
Lawrence B. Costello	—
All other Executive Officers as a group (2 persons)	$900,000

        The portion of the recognition and retention bonus amount specified above that would become payable to Tyco's two executive officers who are not named executive officers under the Retention and Recognition Program if the merger were consummated on May 3, 2016 and they were to experience a Tyco qualifying termination on that date is $450,000.

Indemnification; Directors' and Officers' Insurance

        Under the terms of the merger agreement, Johnson Controls and Tyco have agreed that, for a period of not less than six years from and after the effective time of the merger, the combined company will indemnify and hold harmless all individuals who are, or prior to the effective time of the merger are, past or present directors, officers or employees of Tyco and its subsidiaries for acts or omissions occurring at or prior to the effective time of the merger, to the fullest extent permitted by law or as provided pursuant to the Tyco memorandum and articles of association or similar organizational documents of the subsidiaries of Tyco.

        In addition, for an aggregate period of not less than six years from the effective time of the merger, the combined company will provide the current or former directors and officers of Tyco an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the merger that is no less favorable than Tyco's existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the combined company will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the merger agreement for Tyco's existing policy.

Certain Governance Matters

        At the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Alex A. Molinaroli, the current Chairman, President and Chief Executive Officer of Johnson Controls, George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company. See "—Board of Directors of the Combined Company after the Merger."

        As of the effective time of the merger, Mr. Molinaroli will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company.

        The amendments to Tyco's articles of association set forth in Annex B-2 to this joint proxy statement/prospectus will provide that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company.

Other Compensation Matters

        Under the terms of the merger agreement, Tyco may determine and pay annual bonuses in respect of the 2016 fiscal year based on actual performance in the ordinary course of business if the effective time of the merger has not occurred by September 30, 2016, disregarding the expenses and costs related to the merger. The merger agreement also permits Tyco to enter into agreements with its directors and executive officers providing for the reimbursement of any taxes that may be imposed under Section 4985 of the Code in connection with the merger, though no such reimbursements are currently expected to become necessary or payable. For more information, see "Risk Factors—Risks Related to the Business of the Combined Company—The Internal Revenue Service may not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal tax purposes and may not agree that the combined company's U.S. affiliates should not be subject to certain adverse U.S. federal income tax rules."

Quantification of Payments and Benefits to Tyco's Named Executive Officers

        The following table and the related footnotes present information about the compensation payable to Tyco's named executive officers in connection with the merger.

 Golden Parachute Compensation—Tyco

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Tyco's named executive officers based on the merger, assuming that the merger was consummated on May 3, 2016 and the named executive officers are terminated without cause immediately following the consummation of the merger, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. The amounts below do not reflect certain compensation actions that may occur before the effective time of the merger. The actual amounts payable to the Tyco named executive officers, if any, will depend on the date of termination, the manner of the termination and the terms of the plans or agreements in effect at such time. More detail on the included payments and benefits are set forth above in the section entitled "—Interests of Tyco's Directors and Executive Officers in the Merger."

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Tax Reimbursement ($)	Value of Continued Medical Coverage ($)(4)	Total ($)
George R. Oliver	$9,811,130	$5,831,762	$0	—	$14,870	$15,567,762
Robert E. Olson	$2,179,282	$741,661	$3,344	—	$14,870	$2,939,157
Johan Pfeiffer	$2,070,514	$2,409,507	$2,150	—	$18,718	$4,500,889
Judith A. Reinsdorf	$2,179,282	$2,718,708	$0	—	$23,061	$4,921,051
Lawrence B. Costello	$1,904,326	$1,152,115	$0	—	$12,347	$3,068,788
Arun Nayar	$0	$0	$0	—	$0	$0

(1)
For Mr. Oliver, this amount includes the cash severance payments that would become payable in a lump sum upon a termination without cause or a resignation with good reason (each as defined in the Oliver Employment Agreement), in each case, during the 33 months following the consummation of the merger, consisting of (i) $8,812,500, which is equal to three times the sum of Mr. Oliver's annual base salary and his target bonus in effect as of the date of termination, in accordance with the Oliver Employment Agreement, and (ii) $998,630, which is equal to a prorated portion of the bonus amount for the year of termination, calculated using his target bonus in effect as of the date of termination in accordance with the Oliver Employment Agreement.

For the executive officers other than Mr. Oliver, this amount includes severance payments that would become payable in a lump sum upon a Tyco qualifying termination, which consists of (i) a cash severance benefit amount equal to two times the executive officer's base salary and two times the executive officer's target bonus, and (ii) a payment equal to a prorated portion of the executive's annual bonus, each as set forth in the table below. Mr. Nayar retired on November 13, 2015 and therefore is not entitled to cash severance benefits.

Name	Cash Severance Benefit Amount	Prorated Bonus Amount
Robert E. Olson	$1,926,000	$253,282
Johan Pfeiffer	$1,837,500	$233,014
Judith A. Reinsdorf	$1,926,000	$253,282
Lawrence B. Costello	$1,638,000	$221,326

  All such amounts are "double-trigger."

(2)
This amount includes the value of unvested share options and restricted share units, the vesting of which would be accelerated upon a Tyco qualifying termination immediately following the consummation of the merger (based on a value per share of $33.92, the average closing price of Tyco ordinary shares over the first five business days following the first public announcement of the transaction (i.e., the five-day period beginning January 25, 2016) and assuming satisfaction of performance criteria applicable to performance-vesting restricted share units at target level). For Messrs. Oliver and Costello, who are retirement eligible based upon age and service, this amount excludes the value of unvested share options or restricted share units which would become vested or deliverable upon a retirement immediately following the consummation of the merger. Mr. Nayar retired on November 13, 2015 and is therefore not entitled to any additional vesting. All such amounts are "double-trigger."

  The following table lists the portion of the value set forth in the "Equity" column in the table above attributable to each type of accelerated equity held by Tyco's named executive officers upon a Tyco qualifying termination:

Name	Value of Unvested Share Options ($)	Value of Time-Vesting Restricted Share Units ($)	Value of Performance-Vesting Restricted Share Units ($)
George R. Oliver	$337,264	$241,069	$5,253,248
Robert E. Olson	$0	$247,209	$494,452
Johan Pfeiffer	$0	$1,915,055	$494,452
Judith A. Reinsdorf	$138,651	$956,442	$1,623,615
Lawrence B. Costello	$53,887	$501,338	$596,890
Arun Nayar	$0	$0	$0
(3)
Under the Oliver Employment Agreement, Mr. Oliver would be entitled to a cash payment equal to the lump sum value of the additional benefits Mr. Oliver would have accrued through the second anniversary of the merger under certain pension plans of the combined company, assuming Mr. Oliver is fully vested in such benefits at the time of termination. Such amount is "double-trigger." Assuming a termination without cause immediately following the consummation of the merger, Mr. Oliver will not become a participant in any other pension plan of the combined company, so the amount set forth in the table in respect of this benefit is $0.00. In addition, Mr. Oliver does not have any unvested benefit under the Tyco Supplemental Savings and Retirement Plan which would become vested upon consummation of the merger, without regard to whether his employment was subsequently terminated. Accordingly, for Mr. Oliver, the total amount set forth in the table with respect to the Tyco Supplemental Savings and Retirement Plan is $0.00.

For each other named executive officer, this amount includes the amount of unvested discretionary employer contributions under the Tyco Supplemental Savings and Retirement Plan that would become vested upon consummation of the merger. Such amounts are "single-trigger."

(4)
The CIC Severance Plan provides for post-termination medical coverage in the event of a Tyco qualifying termination of employment, but at the same level of benefit that the executive officer (other than Mr. Oliver) would be entitled to under the terms of Tyco's severance plan that would apply absent a change in control. Such amounts are "double-trigger."

Board of Directors of the Combined Company after the Merger

        At the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Alex A. Molinaroli, the current Chairman, President and Chief Executive Officer of Johnson Controls, George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company.

        In connection with the foregoing, as of the date of this joint proxy statement/prospectus, Johnson Controls and Tyco expect that the following persons will be designated as directors of the combined company:

  •
  Alex A. Molinaroli

  •
  George R. Oliver

  •
  David P. Abney

  •
  Natalie A. Black

  •
  Michael E. Daniels

  •
  Brian Duperreault

  •
  Jeffrey A. Joerres

  •
  Juan Pablo del Valle Perochena

  •
  Jurgen Tinggren

  •
  Mark P. Vergnano

  •
  R. David Yost

        Biographical information for the Johnson Controls directors who will serve on the combined company board of directors is incorporated by reference from Johnson Controls' Definitive Proxy Statement for its 2016 Annual Meeting of Shareholders, filed with the SEC on December 14, 2015. Biographical information for Tyco's directors who will serve on the combined company board of directors is incorporated by reference from Tyco's Definitive Proxy Statement for its 2016 Annual General Meeting of Shareholders, filed with the SEC on January 15, 2016.

Officers of the Combined Company after the Merger

Chief Executive Officer and Executive Chairman

        As of the effective time of the merger, Mr. Molinaroli, Johnson Controls' current Chairman, President, and Chief Executive Officer, will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver, Tyco's current Chief Executive Officer, will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company.

        The amendments to Tyco's articles of association set forth in Annex B-2 to this joint proxy statement/prospectus will provide that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company.

Other Officers

        In addition to Mr. Oliver, after consummation of the merger, it is expected that the following enterprise leaders will report to Mr. Molinaroli:

  •
  Grady Crosby will serve as vice president, public affairs & chief diversity officer;

  •
  Simon Davis will serve as vice president & chief human resources officer;

  •
  Kim Metcalf-Kupres will serve as vice president & chief marketing officer;

  •
  Judy Reinsdorf will serve as executive vice president & general counsel;

  •
  John Repko will serve as vice president & chief information officer;

  •
  Brian Stief will serve as executive vice president & chief financial officer; and

  •
  Jeff Williams will serve as vice president, operations & engineering.

        After consummation of the merger, it is expected that the following business leaders will report to Mr. Oliver:

  •
  Bill Jackson, executive vice president & president, Building Efficiency;

  •
  Trent Nevill, vice president & president, Asia Pacific;

  •
  Colleen Repplier, president, Fire Protection Products;

  •
  Girish Rishi, executive vice president, North America Integrated Solutions & Services and Tyco Retail Solutions;

  •
  Mike Ryan, president, Security Products and Life Safety Products;

  •
  Johan Pfeiffer, executive vice president, Rest of World Integrated Solutions & Services; and

  •
  Joe Walicki, vice president & president, Power Solutions.

        Biographical information for those individuals named above who are currently executive officers of Johnson Controls is incorporated by reference from Johnson Controls' Annual Report on Form 10-K, filed with the SEC on November 18, 2015. Biographical information for those individuals named above who are currently executive officers of Tyco is incorporated by reference from Tyco's Definitive Proxy Statement for its 2016 Annual General Meeting of Shareholders, filed with the SEC on January 15, 2016.

Combined Company's Corporate Offices

        The combined company will maintain Tyco's Irish legal domicile and global headquarters in Cork, Ireland. The primary operational headquarters of the combined company in North America will be in Milwaukee, Wisconsin.

Regulatory Approvals Required for the Merger

United States Antitrust

        Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and all applicable waiting periods have expired or been terminated.

        On February 17, 2016, each of Johnson Controls and Tyco filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC, and on March 10, 2016 the FTC granted early termination of the waiting period under the HSR Act.

        The Antitrust Division, the FTC and others may challenge the combination on antitrust grounds even after termination of the waiting period. At any time before or after the consummation of the merger, any of the Antitrust Division, the FTC or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the consummation of the merger, seeking a rescission or other unwinding of the combination, or permitting completion subject to regulatory concessions or conditions. There can be no assurance that a challenge to the combination will not be made or that, if a challenge is made, it will not succeed.

CFIUS and the DSS

        Section 721 of the Defense Production Act of 1950, as amended (the "Defense Production Act"), as well as related Executive Orders and regulations, authorize the President and CFIUS to review transactions which could result in control of a United States business by a foreign person. Under the Defense Production Act and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate review of certain covered transactions that are voluntarily submitted to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a covered transaction occurs in an initial 30-day review period that may be extended by CFIUS for an additional 45-day investigation period. At the close of its review or investigation, CFIUS may decline to take any action relative to the covered transaction; may propose and agree to mitigation terms to resolve any national security concerns associated with the covered transaction; or may send a report to the President recommending that the transaction be suspended or prohibited, providing notice to the President that CFIUS cannot agree on a recommendation relative to the covered transaction, or requesting the President to take a decision regarding the transaction. The President has 15 days under the Defense Production Act to act on CFIUS's report.

        Johnson Controls and Tyco have agreed to submit a joint voluntary notice of the merger to CFIUS. The closing of the merger is therefore conditioned on one of (i) written notice from CFIUS that review of the merger contemplated by the merger agreement having been concluded and CFIUS having determined that there are no unresolved national security concerns with respect to the merger and advised that action under Section 721 of the Defense Production Act has been concluded, (ii) a conclusion by CFIUS that the merger is not a covered transaction and not subject to review under applicable law or (iii) CFIUS having sent a report to the President of the United States requesting the President's decision on the joint voluntary notice and either (a) the period during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the merger shall have expired without any such action being threatened, announced or taken or (b) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the merger.

        In addition, it is a condition to closing the merger that Johnson Controls enter into, or receive verbal or written confirmation of an agreement to enter into, a commitment letter with the DSS, the agency with authority over facility and personnel security clearances held by Johnson Controls entities and personnel, to mitigate any foreign ownership, control or influence arising out of the merger. Johnson Controls has provided notice of the merger to the DSS. Johnson Controls and Tyco will work with DSS to develop appropriate structures to mitigate any foreign ownership, control or influence over the operations of Johnson Controls created by the merger in accordance with the National Industrial Security Program Operating Manual and related security policies.

        Although Johnson Controls and Tyco believe that they will be able to obtain the requisite regulatory clearances from CFIUS and the DSS in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be detrimental to or adversely affect Johnson Controls, Tyco, or their respective subsidiaries after the completion of the merger.

Other Regulatory Approvals

        Johnson Controls and Tyco derive revenues in other jurisdictions where filings regulatory approvals may be required, including the European Union (for which clearance was granted on June 1, 2016), Brazil, Canada (for which clearance was granted on April 7, 2016), China (for which clearance was granted on May 6, 2016), India (for which clearance was granted on June 1, 2016), Mexico, South

Korea and Turkey (for which clearance was granted on May 18, 2016). The transaction cannot be consummated until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of the countries listed above. Johnson Controls and Tyco are in the process of filing applications to obtain the necessary regulatory clearances. Although Johnson Controls and Tyco believe that they will be able to obtain the requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be detrimental to or adversely affect Johnson Controls, Tyco, or their respective subsidiaries after the consummation of the merger.

Dividend Policy

        Johnson Controls currently pays a quarterly dividend on shares of Johnson Controls common stock, and last paid a quarterly dividend on April 4, 2016, of $0.29 per share of Johnson Controls common stock. Under the terms of the merger agreement, during the period following the execution of the merger agreement until the earlier of the effective date or the date on which the merger agreement is otherwise terminated, Johnson Controls will not, and will not permit any of its subsidiaries to, authorize or pay any dividend or make any distribution with respect to its outstanding shares of capital stock, except that (i) Johnson Controls may continue to pay regular quarterly cash dividends on the Johnson Controls common stock and Johnson Controls equity awards of not more than $0.29 per share per quarter consistent with past practice as to timing of declaration, record date and payment date and (ii) Johnson Controls' subsidiaries may pay dividends and distributions on a pro rata basis in the ordinary course of business.

        Tyco currently pays a quarterly dividend on Tyco ordinary shares, and last paid a quarterly dividend on February 17, 2016, of $0.205 per Tyco ordinary share. Under the terms of the merger agreement, during the period following the execution of the merger agreement until the earlier of the effective date or the date on which the merger agreement is otherwise terminated, Tyco will not, and will not permit any of its subsidiaries to, authorize or pay any dividend or make any distribution with respect to its outstanding shares of capital stock, except that (i) Tyco may continue to pay regular quarterly cash dividends on Tyco ordinary shares and Tyco equity awards of not more than $0.205 per share per quarter consistent with past practice as to timing of declaration, record date and payment date and (ii) Tyco's subsidiaries may pay dividends and distributions on a pro rata basis in the ordinary course of business.

        Any former Johnson Controls shareholder who hold ordinary shares of the combined company into which Johnson Controls common stock has been converted in connection with the merger will receive whatever dividends are declared and paid on combined company ordinary shares after consummation of the merger, except that no dividend or other distribution having a record date after consummation of the merger will actually be paid with respect to any combined company ordinary shares into which Johnson Controls common stock has been converted in connection with the merger until the certificates formerly representing shares of Johnson Controls common stock have been surrendered (or the book-entry shares formerly representing shares of Johnson Controls common stock have been transferred), at which time any accrued dividends and other distributions on those combined company ordinary shares will be paid without interest. There can be no assurance that any future dividends will be declared or paid by the combined company or as to the amount or timing of those dividends, if any.

Spin-off of Johnson Controls' Automotive Experience Business

        On July 24, 2015, Johnson Controls announced plans to separate its Automotive Experience business from the rest of Johnson Controls by means of a spin-off of a newly formed company, named Adient, which will contain Johnson Controls' Automotive Experience business. Subject to final board approval of the spin-off, Johnson Controls currently expects the spin-off of Adient to be completed following the closing of the merger, such that each shareholder of the combined company as of the record date for the distribution will receive a pro rata interest in Adient. The spin-off is a separate, independent transaction from the merger, and is currently expected to generally proceed in substantially the same manner as originally planned and on the timeline previously announced by Johnson Controls, with such adjustments to reflect that the distributing corporation will be the combined company instead of Johnson Controls. The merger agreement imposes certain restrictions on the conduct of Johnson Controls prior to the closing of the merger, which may require Johnson Controls to obtain Tyco's consent (such consent not to be unreasonably withheld, conditioned or delayed) prior to taking specified actions in furtherance of the spin-off.

        Johnson Controls' Automotive Experience business is the world's largest automotive seating supplier and has market positions in the Americas, Europe and China. The Automotive Experience business designs, manufactures and markets a full range of seating systems and components for passenger cars, commercial vehicles and light trucks, including vans, pick-up trucks and sport/crossover utility vehicles and supplies high performance seating systems to the international motorsports industry through its RECARO brand of products. Once it becomes a separate, independent company, Adient will operate approximately 230 wholly and majority owned manufacturing or assembly facilities, with operations in 33 countries and ownership interests in partially-owned affiliates in Asia, Europe, North America and South America. See "Unaudited Pro Forma Combined Financial Information."

        Adient has filed with the SEC a registration statement on Form 10 in connection with the spin-off, which includes an information statement describing the spin-off and Adient's assets and liabilities.

Johnson Controls Stock Repurchase

        In November 2012, the Johnson Controls board of directors authorized a stock repurchase program to acquire up to $500 million of Johnson Controls' outstanding common stock, which superseded any prior programs. In September 2013, the Johnson Controls board of directors authorized up to an additional $500 million in stock repurchases of Johnson Controls' outstanding common stock, and in November 2013, the Johnson Controls board of directors authorized an additional $3.0 billion under the stock repurchase program, both incremental to prior authorizations.

        On January 28, 2016, Johnson Controls announced that it expected to resume its previously announced stock repurchase program in the second half of its 2016 fiscal year and to repurchase approximately $500 million in shares of Johnson Controls common stock before the end of its 2016 fiscal year. Between January 28, 2016 and May 31, 2016, Johnson Controls has repurchased 5,959,944 shares.

        Johnson Controls spent approximately $1.362 billion on stock repurchases in fiscal year 2015 and $1.249 billion in fiscal year 2014 and would expect any repurchases during the second half of fiscal year 2016 to be generally consistent in amounts and manner of repurchase with its repurchases during the second half of fiscal year 2015. Approximately $1.039 billion worth of shares of Johnson Controls common stock may be repurchased under the Johnson Controls board of directors' current authorization. However, under the merger agreement, Johnson Controls must obtain Tyco's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to repurchase shares for an aggregate amount greater than $500 million.

        After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company. For purposes of this joint proxy statement/prospectus, the expected ownership percentages of the outstanding combined company ordinary shares to be owned by former Johnson Controls and Tyco shareholders immediately after the consummation of the merger are presented assuming that Johnson Controls repurchases $500 million of its common stock pursuant to its previously announced share repurchase plan, and in accordance with the timeline contemplated thereby, prior to the closing date of the merger.

        Stock repurchases under Johnson Controls' stock repurchase program may be made through open market, privately negotiated, or structured transactions or otherwise at times and in such amounts as Company management deems appropriate. Johnson Controls is under no obligation to repurchase any shares of its common stock under the stock repurchase program and the timing, actual number and value of shares that are repurchased by Johnson Controls under this program will depend on a number of factors, including Johnson Controls' future financial performance and available cash resources, competing uses for its corporate funds, prevailing market prices of its common stock and the number of shares that become available for sale at prices that Johnson Controls believes are attractive.

        The stock repurchase program does not have an expiration date, but Johnson Controls may elect to suspend stock repurchases at any time or from time to time, or to terminate the program prior to the repurchase of all of the shares of Johnson Controls common stock authorized for repurchase under this program. Accordingly, there is no assurance that any additional shares of Johnson Controls common stock will be repurchased under this program.

Listing of Combined Company Ordinary Shares

        Pursuant to the merger agreement, Tyco has agreed to use its reasonable best efforts to cause the combined company ordinary shares to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger. It is expected that, following the merger, the combined company ordinary shares will trade on the NYSE under the symbol "JCI."

Delisting and Deregistration of Johnson Controls Common Stock

        Following the merger, Johnson Controls common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

Financing

        In connection with the merger, the Borrower, is expected to enter into the Tyco term loan facility in the amount of $4.0 billion with Citibank, N.A., as administrative agent, to finance the cash consideration for the merger and fees, expenses and costs incurred in connection with the merger. Neither Tyco, nor any other direct or indirect parent of the Borrower, will be a borrower under, or guarantor of, the Tyco term loan facility. The Tyco term loan facility is being provided to and arranged for the Borrower on the basis of its properties, assets and credit only, and will not be guaranteed, or otherwise supported, directly or indirectly, by the legacy Johnson Controls entities, properties, assets or credit.

        The credit agreement in respect of the Tyco term loan facility was executed on March 10, 2016. The closing of the Tyco term loan facility remains subject to the satisfaction or waiver of customary conditions contained therein, including the consummation of the merger in accordance with the terms of the merger agreement.

        The Borrower may prepay the Tyco term loan facility, in whole or in part, at any time without fee or penalty, except for breakage costs associated with LIBOR borrowings. Borrowings under the Tyco term loan facility will bear interest at a rate per annum equal to, at the option of the Borrower, (1) LIBOR plus an applicable margin based on, at any time of determination, the total leverage ratio of the Borrower, or (2) an alternate base rate equal to the highest of (i) Citibank, N.A.'s prime rate, (ii) the federal funds effective rate plus 1/2 of 1% and (iii) one-month LIBOR plus 1%, in each case plus an applicable margin based on, at any time of determination, the total leverage ratio of the Borrower.

        The Tyco term loan facility will contain representations and warranties, affirmative and negative covenants, including a financial covenant, and events of default, that Tyco believes are usual and customary for credit agreements of this type. Tyco expects that such representations and warranties, covenants and events of default will be substantially similar to the representations and warranties, covenants and events of default under its existing senior unsecured revolving credit facility, except that the representations and warranties, covenants and events of default in the new Tyco credit facility will apply only to the Borrower and its subsidiaries and not to Tyco International plc, the direct or other indirect parent companies of the Borrower or any other subsidiaries of each of them (including Johnson Controls and its subsidiaries).

Transaction-Related Costs

        Johnson Controls and Tyco currently estimate that, upon the effective time of the merger, transaction-related costs incurred by the combined company related to the merger, including fees and expenses incurred by Tyco International Holding S.à r.l. relating to the debt financing, will be approximately $180 million. This amount includes estimated transaction costs to be incurred by Johnson Controls or Tyco (or their respective subsidiaries) and settled on or about the closing of the merger under signed agreements that had been executed as of May 3, 2016, which primarily relate to financing, investment banking, advisory, legal, valuation, and other professional fees, and retention related costs for certain Tyco employees. Not included in these cost estimates are employee- or integration-related costs such as severance, restructuring or other costs anticipated to be incurred to achieve ongoing operating synergies following the completion of the merger. The Johnson Controls and Tyco transaction costs related to the merger are preliminary estimates only, are inherently uncertain, and could differ materially from actual results.

Accounting Treatment of the Merger

        The combined company will account for the acquisition pursuant to the merger agreement as a reverse acquisition using the acquisition method of accounting in accordance with FASB Accounting Standards Codification Topic 805 (ASC 805), "Business Combinations."

        ASC 805 requires that one of Johnson Controls or Tyco be designated as the acquirer for accounting purposes based on the evidence available. Johnson Controls will be treated as the acquiring entity for accounting purposes. In identifying Johnson Controls as the acquiring entity, the following pertinent facts and circumstances support the conclusion that Johnson Controls will be the acquirer for financial accounting purposes:

  •
  After the consummation of the merger, Johnson Controls shareholders are expected to own approximately 56% of the issued and outstanding ordinary shares of the combined company and therefore have the majority voting interest in the combined company.

  •
  As of the effective time of the merger, Mr. Molinaroli, Johnson Controls' current Chairman, President and Chief Executive Officer, will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver, Tyco's Chief Executive Officer, will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer, which date is also referred to as the "first succession date"). At that time, Mr. Molinaroli will become the Executive Chairman, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman, which date is also referred to as the "second succession date"), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company. It is unlikely that Mr. Oliver would be designated the Chairman and Chief Executive Officer before this date because, as described below, changes to the leadership succession plan would require the affirmative vote of at least 75% of the non-executive directors of the combined company. Because Mr. Molinaroli will hold both the position of Chairman and Chief Executive Officer for a period greater than one year and it is unlikely that Mr. Oliver would be designated as Chairman and Chief Executive Officer before the second succession date, a member of Johnson Controls' current management will hold the key management position of the combined company at the effective time of the merger and for a significant period of time afterwards.

  •
  At the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. As such, Johnson Controls will have the majority control of the board of directors of the combined company. A majority vote of the board of directors of the combined company is generally required to transact significant corporate matters, except that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company. At the effective time of the merger, there will be nine non-executive directors of the combined company, five of whom will be directors of the Johnson Controls board of directors prior to the closing and four of whom will be directors of the Tyco board of directors prior to the closing. In addition, one of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company.

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  The acquirer is typically the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity. The transaction exchange ratio of 0.955 shares of the combined company for each Tyco share represented a premium of approximately 14% to Tyco shareholders, assuming Tyco had effected the share consolidation so that each share of the combined company has a value equal to one share of Johnson Controls common stock and based on the volume weighted average price of a share of Johnson Controls common stock and a Tyco ordinary share for the 30 trading days prior to the announcement of the transaction.

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  Based on the analysis of the relative size of Johnson Controls and Tyco, Johnson Controls is significantly larger than Tyco both prior to and after taking into consideration Johnson Controls' planned spin-off of its Automotive Experience business when comparing total assets, net sales, net income and market capitalization of the two companies.

        As Johnson Controls is identified as the acquiring entity, the historical financial statements of Johnson Controls will become the historical financial statements of the combined company. The combined company will measure Tyco's assets acquired and liabilities assumed at their fair values, including net tangible and identifiable intangible assets acquired and liabilities assumed, as of the closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

        Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

        The allocation of purchase price reflected in the unaudited pro forma combined financial statements is based on preliminary estimates using assumptions Tyco management and Johnson Controls management believe are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

THE MERGER AGREEMENT

        This section describes certain terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the merger agreement that might be important to you in determining how to vote. You are urged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

        The merger agreement and this summary are included solely to provide you with information regarding its terms. The representations, warranties and covenants made in the merger agreement by Johnson Controls, Tyco and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Johnson Controls, Tyco and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, are qualified by certain matters contained in certain reports publicly filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Johnson Controls and Tyco delivered to each other in connection with the merger agreement, which disclosures were not included in the merger agreement attached to this joint proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that Johnson Controls and Tyco file with the SEC from time to time. See "Where You Can Find More Information."

Merger

        Under the terms of the merger agreement, the businesses of Johnson Controls and Tyco will be combined under a single company. The merger is structured as a "reverse merger," in which Johnson Controls will merge with an indirect wholly owned subsidiary of Tyco, with Tyco being the parent entity of the combined company. Specifically, pursuant to the merger agreement, Merger Sub will merge with and into Johnson Controls, with Johnson Controls surviving the merger as an indirect wholly owned subsidiary of Tyco. Following the merger, Tyco will change its name to "Johnson Controls plc" (subject to the approval of the Registrar of Companies in Ireland) and is referred to as the "combined company."

        After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company. Shares of Johnson Controls common stock currently trade on the NYSE under the symbol "JCI," and Tyco ordinary shares currently trade on the NYSE under the symbol "TYC." Following the merger, Johnson Controls common stock will be delisted from the

NYSE, deregistered under the Exchange Act and will cease to be publicly traded, and the ordinary shares of the combined company will trade on the NYSE using the current Johnson Controls symbol "JCI."

Closing and Effective Time of the Merger

        Unless otherwise mutually agreed to by Johnson Controls and Tyco, the closing of the merger will take place at 9:00 a.m., New York City time, on the business day after the satisfaction or waiver of the last of the conditions to the consummation of the merger (other than any such conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions) (described under "—Conditions to the Consummation of the Merger"). The merger will be effective when Tyco and Johnson Controls duly file articles of merger with the Department of Financial Institutions of the State of Wisconsin, or at such later time and date as specified in the articles of merger. The time at which the merger becomes effective is referred to as the "effective time of the merger."

        Assuming timely satisfaction of the necessary closing conditions, the closing of the merger is expected to occur by the end of fiscal year 2016. However, as the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Johnson Controls and Tyco could result in the merger being consummated at a later time or not at all.

Consideration to be Received by Johnson Controls Shareholders

        In the merger, each share of Johnson Controls common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive, at the election of its holder (subject to proration as described in this joint proxy statement/prospectus), either:

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  one ordinary share of the combined company (also referred to as the "share consideration"); or

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  $34.88 in cash, without interest (also referred to as the "cash consideration").

        The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Johnson Controls common stock or Tyco ordinary shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Johnson Controls common stock or Tyco ordinary shares outstanding after the date of the merger agreement and prior to the effective time of the merger (in each case, other than the Tyco share consolidation).

Election Materials and Procedures

        An election form will be mailed to each holder of record of Johnson Controls common stock as of the record date for the Johnson Controls special meeting. Johnson Controls will make available one or more election forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Johnson Controls common stock between the record date for the Johnson Controls special meeting and prior to the election deadline.

        Each election form will permit the holder to specify the number of such holder's shares of Johnson Controls common stock with respect to which such holder makes a (i) cash election and (ii) share election. Any holder of Johnson Controls common stock who does not properly make an election, or whose election is not received by the exchange agent (as defined below) prior to the election deadline in the manner provided in the merger agreement, will be deemed to have made a share election. Both the cash election and the share election are subject to proration and adjustment procedures as described below under "—Proration."

        Any election form may be revoked or changed by the authorized person properly submitting such election form, by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. In the event an election form is revoked prior to the election deadline, the holder of such shares of Johnson Controls common stock will be deemed to have made a share election, except to the extent a subsequent election is properly made with respect to any or all of such holder's shares of Johnson Controls common stock prior to the election deadline.

        Subject to the terms of the merger agreement and the election form, the exchange agent shall have reasonable discretion as to whether any election, revocation or change has been properly or timely made, and if the exchange agent determines in its reasonable discretion that any election is not properly made with respect to any shares of Johnson Controls common stock, then such election will be deemed to be not in effect. None of the parties nor the exchange agent are under any obligation to notify any person of any defect in an election form.

  Non-Electing Shares

        If you are a Johnson Controls shareholder and you do not make an election to receive share consideration or cash consideration in the merger or your elections are not received by the exchange agent by the election deadline, or your forms of election are improperly completed and/or are not signed, your shares will be treated as share electing shares under the merger agreement.

Proration

        Under the merger agreement, elections by Johnson Controls shareholders will be prorated so that Johnson Controls shareholders will receive in the aggregate $3,863,939,539 in cash in the merger (referred to as the "aggregate cash consideration").

        If the aggregate number of cash electing shares multiplied by the $34.88 per share cash consideration (the "cash election amount") is equal to the aggregate cash consideration, then:

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  all cash electing shares will be converted into the right to receive the cash consideration; and

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  all share electing shares will be converted into the right to receive the share consideration.

        However, if the cash election amount exceeds or is less than the aggregate cash consideration, then certain adjustments will be made to the merger consideration to be paid to Johnson Controls shareholders, in the manner described below.

  Adjustment if Cash Election Is Oversubscribed

        If the cash election amount exceeds the aggregate cash consideration, then with respect to each Johnson Controls shareholder:

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  all of the shareholder's share electing shares will be converted into the right to receive the share consideration; and

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  each of the shareholder's cash electing shares will be converted into the right to receive:

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  an amount of cash equal to (i) the $34.88 per share cash consideration multiplied by (ii) a fraction (the "cash fraction") the numerator of which is the aggregate cash consideration and the denominator of which is the cash election amount; and

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  a number of ordinary shares of the combined company equal to one minus the cash fraction.

  Example of Oversubscription of Cash Election

        Assuming for the purposes of this example that 150,000,000 shares of Johnson Controls common stock are cash electing shares, then the aggregate cash election amount would be $5,232,000,000 (150,000,000 multiplied by $34.88), which is higher than the aggregate cash consideration. As a result, a Johnson Controls shareholder making a cash election with respect to 1,000 shares of Johnson Controls common stock would receive:

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  an amount of cash equal to $25,759.60, or 1,000 multiplied by $34.88 multiplied by a fraction, the numerator of which is $3,863,939,529 and the denominator of which is $5,232,000,000; and

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  261 ordinary shares of the combined company, or 1,000 multiplied by an amount equal to one minus the fraction described in the preceding bullet (plus a cash amount in lieu of 0.48 of an ordinary share determined according to the procedures relating to fractional shares described below).

  Adjustment if the Cash Election Is Undersubscribed

        If the cash election amount is less than the aggregate cash consideration, then with respect to each Johnson Controls shareholder:

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  all of the shareholder's cash electing shares will be converted into the right to receive the cash consideration; and

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  each of the shareholder's share electing shares will be converted into the right to receive:

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  an amount of cash equal to (i) the aggregate cash consideration minus the cash election amount, divided by (ii) the total number of share electing shares (the "per share cash"); and

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  a number of ordinary shares of the combined company equal to (i) $34.88 minus the per share cash, divided by (ii) $34.88.

  Example of Undersubscription of Cash Election

        Assuming for the purposes of this example that:

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  50,000,000 shares of Johnson Controls common stock are cash electing shares; and

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  the aggregate number of share electing shares is 585,000,000;

then the cash election amount would be $1,744,000,000 (50,000,000 multiplied by $34.88), which is lower than the aggregate cash consideration. As a result, a Johnson Controls shareholder making a share election with respect to 1,000 shares of Johnson Controls common stock would receive:

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  an amount of cash equal to $3,623.83, or 1,000 multiplied by $2,119,939,529 (or $3,863,939,529 minus $1,744,000,000) divided by 585,000,000; and

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  896 ordinary shares of the combined company, or 1,000 multiplied by an amount equal to $34.88 minus $3,623.83 (which is equal to $2,119,939,529 divided by 585,000,000), divided by $34.88 plus a cash amount in lieu of 0.11 of an ordinary share determined according to the procedures relating to fractional shares described below).

No Recommendation Regarding Elections

        Neither Johnson Controls nor Tyco is making any recommendation as to which election a Johnson Controls shareholder should make. If you are a Johnson Controls shareholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Information About the Merger Consideration

        The mix of consideration payable to Johnson Controls shareholders who make the cash election or the share election will not be known until the results of the elections made by Johnson Controls shareholders are tallied. The greater the oversubscription of the cash election, the less cash and more combined company ordinary shares a Johnson Controls shareholder making the cash election will receive. Reciprocally, the greater the oversubscription of the share election, the fewer shares and the more cash a Johnson Controls shareholder making the cash election will receive.

        If you are considering making an election for the merger consideration, your attention is drawn to the risk factors set forth in this joint proxy statement/prospectus. In addition, you are strongly recommended to obtain your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser, who, if you are taking advice in Ireland, is duly authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 or the Investment Intermediaries Act 1995 (as amended), or, if you are taking advice in the United Kingdom, is duly authorized under the Financial Services and Markets Act 2000 of the United Kingdom or, if you are taking advice elsewhere, from another appropriately authorized independent financial adviser.

Exchange Agent and Transmittal Materials and Procedures

        Prior to the effective time of the merger, Tyco International Finance S.A., an indirect wholly owned subsidiary of Tyco ("TIFSA"), or Merger Sub will designate a bank or trust company that is reasonably satisfactory to Johnson Controls to act as the exchange agent in connection with the merger (such agent is referred to as the "exchange agent"). On or prior to the closing date, TIFSA or Merger Sub will deposit, or cause to be deposited, with the exchange agent:

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  evidence of the number of ordinary shares of the combined company issuable pursuant to the merger agreement in book-entry form and cash in immediately available funds in an amount sufficient to pay the aggregate consideration to be received by Johnson Controls shareholders in the merger (excluding any fractional share consideration); and

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  cash in immediately available funds in an amount sufficient to pay any dividends or other distributions on combined company ordinary shares.

        As soon as reasonably practicable after the effective time of the merger (but in no event more than three business days following the effective time of the merger), Tyco will cause the exchange agent to send transmittal materials to holders of record of shares of Johnson Controls common stock, which will include a letter of transmittal and instructions on how to effect the surrender of shares of Johnson Controls common stock in exchange for the merger consideration which such shares of Johnson Controls common stock have been converted into the right to receive.

        When a Johnson Controls shareholder surrenders his or her Johnson Controls common stock and delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, such holder of Johnson Controls common stock will be entitled to receive:

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  the merger consideration;

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  any fractional share consideration to which such Johnson Controls shareholder is entitled pursuant to the procedures relating to fractional shares described below; and

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  any amounts that the shareholder has the right to receive in respect of dividends or other distributions on the combined company's ordinary shares, which will be mailed to the Johnson Controls shareholder within three business days following the exchange agent's receipt of the shareholder's shares of Johnson Controls common stock. The exchange agent will accept the shares of Johnson Controls common stock upon compliance with such reasonable terms and conditions as the exchange agent may impose in accordance with normal exchange practices.

        If payment of the merger consideration is to be delivered to a person or entity other than the holder in whose name any surrendered stock certificate is registered, it will be a condition of such payment that:

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  the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer; and

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  the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the merger consideration to a person or entity other than the registered holder of the certificate surrendered or will establish to the satisfaction of the surviving corporation that such tax has been paid or is not required to be paid.

Payment of the applicable merger consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered.

No Dissenters' Rights

        Under Wisconsin law, Johnson Controls shareholders will not be entitled to exercise any dissenters' rights in connection with the merger or the other transactions contemplated by the merger agreement.

        Tyco shareholders will not be entitled to dissenters' or appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.

Treatment of Johnson Controls Equity-Based Awards

        Stock Options.    As of the effective time of the merger, each option to purchase shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into an option to acquire a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls option, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls option. Each combined company option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Johnson Controls option immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Stock Appreciation Rights.    As of the effective time of the merger, each stock appreciation right in respect of shares of Johnson Controls common stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a stock appreciation right in respect of a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls stock appreciation right, at an exercise price per combined company ordinary share equal to the exercise price per share of Johnson Controls common stock of such Johnson Controls stock appreciation right. Each combined company stock appreciation right as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Johnson Controls stock appreciation right immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Restricted Stock Awards.    As of the effective time of the merger, each Johnson Controls restricted stock award that is outstanding as of immediately prior to the effective time of the merger will be assumed by Tyco and converted into a Tyco restricted share award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock award. Each Tyco restricted share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Johnson Controls restricted stock award immediately prior to the effective time of the merger, including accelerated vesting upon consummation of the merger (for Johnson Controls restricted stock awards granted under the Johnson Controls, Inc. 2001 Restricted Stock Plan) and accelerated vesting upon specified qualifying terminations of employment (for other Johnson Controls restricted stock awards).

        Restricted Stock Unit Awards.    As of the effective time of the merger, each Johnson Controls restricted stock unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share unit award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls restricted stock unit award. Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Johnson Controls restricted stock unit award immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

        Performance Share Unit Awards.    As of the effective time of the merger, each Johnson Controls performance share unit award that is outstanding as of immediately prior to the effective time of the merger will be assumed by the combined company and converted into a combined company restricted share unit award with respect to a number of combined company ordinary shares equal to the number of shares of Johnson Controls common stock subject to such Johnson Controls performance share unit award (as determined by Johnson Controls in its reasonable discretion based upon the greater of target and actual performance for the 2016 fiscal year, and disregarding 2017 fiscal year performance for purposes of performance share unit awards granted in Johnson Controls' 2015 fiscal year). Each combined company restricted share unit award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Johnson Controls performance share unit award (excluding performance conditions) immediately prior to the effective time of the merger, including accelerated vesting upon specified qualifying terminations of employment.

Treatment of Tyco Equity-Based Awards

        Share Options.    Each option to purchase Tyco ordinary shares that is outstanding and unexercised as of immediately prior to the Tyco share consolidation will be adjusted to be a combined company option to acquire a number of whole combined company ordinary shares (rounded down to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco option as of immediately prior to the Tyco share consolidation by the share consolidation ratio, at an exercise price per combined company ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing the exercise price per Tyco ordinary share of such Tyco option by the share consolidation ratio. Each such combined company option will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco option as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment.

        Restricted Stock Unit Awards.    Each Tyco restricted share unit award that is outstanding as of immediately prior to the Tyco share consolidation will be adjusted to correspond to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco restricted stock unit award as of immediately prior to the Tyco share consolidation by the share consolidation ratio. Each such combined company restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco restricted stock unit award as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment.

        Performance Share Unit Awards.    Each performance share unit award that corresponds to a number of Tyco ordinary shares that is outstanding as of immediately prior to the Tyco share consolidation will be converted into a combined company restricted stock unit award with respect to a number of ordinary shares of the (rounded to the nearest whole share) equal to the product obtained by multiplying the number of Tyco ordinary shares subject to such Tyco performance share unit award as of immediately prior to the Tyco share consolidation (as determined by Tyco in its reasonable discretion based upon the greater of target and actual performance) by the share consolidation ratio. Each such combined company restricted share unit award as so converted will continue to have, and will be subject to, the same terms and conditions (excluding performance conditions) as applied to the Tyco performance share unit award as of immediately prior to the Tyco share consolidation, including accelerated vesting upon specified qualifying terminations of employment.

        Deferred Share Unit Awards.    Each deferred share unit that corresponds to a number of Tyco ordinary shares that is outstanding immediately prior to the Tyco share consolidation will be converted into a combined company deferred share unit and will be adjusted by multiplying the number of Tyco ordinary shares subject to such Tyco deferred share unit award as of immediately prior to the Tyco share consolidation by the share consolidation ratio. Each combined company deferred share unit award will continue to have, and will be subject to, the same terms and conditions as applied to the Tyco deferred share unit award as of immediately prior to the Tyco share consolidation.

Withholding

        Under the terms of the merger agreement, Johnson Controls and Tyco have agreed that Johnson Controls, Tyco, Merger Sub, the combined company and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any person or entity pursuant to the merger agreement any amounts as are required to be withheld or deducted with respect to such consideration under the Code or any applicable provisions of state, local or non-U.S. tax law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person or entity in respect of which such deduction and withholding was made.

No Fractional Shares

        No fractional combined company ordinary shares will be issued in connection with the merger. Each holder of Johnson Controls common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares delivered by such holder) will receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Johnson Controls common stock reported on the NYSE on the trading day immediately preceding the closing date, rounded to the nearest one-hundredth of a cent, by (ii) the fraction of a combined company ordinary share (after taking into account all shares of Johnson Controls common stock held by such holder at the effective time of the merger and rounded to the nearest one-thousandth when expressed in decimal form) to which such shareholder would otherwise be entitled.

        In addition, no holder of Tyco ordinary shares will be issued fractional shares in the Tyco share consolidation. See "—Covenants and Agreements—Tyco Share Consolidation." Each holder of Tyco ordinary shares subject to the Tyco share consolidation who would otherwise have been entitled to receive a fraction of an ordinary share of the combined company (after aggregating all shares held by such holder), will instead receive cash (without interest) in the amount of such holder's pro rata portion of the proceeds of the sale or sales by the transfer agent of the aggregate number of combined company ordinary shares that would otherwise have been issued as fractional shares (reduced by the amount of commissions, transfer taxes and out-of-pocket transactions costs, as well as expenses, of the transfer agent), which the transfer agent will execute on the NYSE as promptly as practicable following the effective time of the merger.

Representations and Warranties

        Johnson Controls and Tyco made customary representations and warranties in the merger agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in information provided pursuant to certain disclosure schedules to the merger agreement. The representations and warranties made by Johnson Controls and Tyco are also subject to and qualified by certain information included in certain filings each party and its affiliates have made with the SEC.

        Many of the representations and warranties are reciprocal and apply to Johnson Controls or Tyco, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

  •
  corporate organization, existence and good standing, and requisite corporate power and authority to carry on business;

  •
  capital structure;

  •
  corporate authority to enter into the merger agreement and the enforceability thereof;

  •
  required governmental approvals;

  •
  the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the merger;

  •
  SEC reports and financial statements, including their preparation in accordance with GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

  •
  the maintenance of internal disclosure controls and internal control over financial reporting;

  •
  the absence of undisclosed liabilities;

  •
  compliance with laws and government regulations, including environmental laws;

  •
  compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

  •
  the absence of certain pending or the threatened claims regarding asbestos;

  •
  certain employee benefit plan matters;

  •
  the absence of certain changes since September 30, 2015 that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

  •
  the absence of any actions since September 30, 2015 that would constitute a breach of certain interim operating covenants if such action was taken between the date of the merger agreement and the closing of the merger;

  •
  the absence of certain material litigation, claims and actions;

  •
  the reliability and accuracy of information supplied for this joint proxy statement/prospectus;

  •
  the accuracy and completeness of certain tax matters;

  •
  certain employment and labor matters;

  •
  ownership of or right to intellectual property, and absence of infringement on intellectual property rights;

  •
  title and rights to, and condition of, real property;

  •
  the receipt of fairness opinions from financial advisors;

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  the requisite vote of the shareholders of Johnson Controls and Tyco to consummate the merger and other transactions contemplated by the merger agreement;

  •
  the existence of and compliance with certain material contracts;

  •
  the existence and maintenance of insurance;

  •
  the absence of undisclosed brokers' fees or finders' fees relating to the merger; and

  •
  compliance with the Foreign Corrupt Practices Act of 1977, as amended, anti-corruption laws in other jurisdictions and sanctions and export controls.

        Johnson Controls made additional representations and warranties in the merger agreement related to the Form 10 registration statement to be filed in connection with the planned separation of Johnson Controls' Automotive Experience business and pro rata distribution of the shares of a new company formed to hold such business and the inapplicability of certain takeover statutes and any similar provisions in the Johnson Controls governing documents.

        Johnson Controls and Tyco also made certain representations and warranties regarding certain non-majority-owned joint ventures that are qualified by a knowledge standard. In addition, Tyco made additional representations and warranties in the merger agreement in relation to the debt financing Tyco has obtained to finance a portion of the merger consideration and the business of Merger Sub.

        Many of the representations and warranties made by each of Johnson Controls and Tyco are qualified by a "Material Adverse Effect" standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have, individually and in the aggregate, a Material Adverse Effect on the party making the representation and warranty). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the merger agreement, a "Material Adverse Effect" with respect to each of Johnson Controls or Tyco means any event, development, occurrence, circumstance, state of facts or change (each referred to as an "effect") that has a material adverse effect on the assets, business, results of operations or financial condition of the relevant party and its subsidiaries, taken as a whole, excluding:

  •
  any changes generally affecting the industries in which the relevant party or its subsidiaries operate, in the United States or elsewhere, to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

  •
  any changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

  •
  any changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

  •
  any changes or proposed changes in law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof);

  •
  any actions of a party or its subsidiaries which the other party has expressly requested in writing;

  •
  any decline in the stock price of the respective party or change in the credit rating of the respective party or its subsidiaries or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Material Adverse Effect); or

  •
  any effect resulting from the announcement or the existence of the merger agreement, the merger or the consummation of the merger, including any litigation resulting or arising therefrom or with respect thereto (except with respect to the representations and warranties made by the relevant party that the execution of the merger agreement and consummation of the merger will not result in any violation or breach of law or of certain covenants and agreements).

        THE DESCRIPTION OF THE MERGER AGREEMENT IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED TO BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE MERGER AGREEMENT ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE AND THE REPRESENTATIONS AND WARRANTIES WERE GENERALLY USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.

No Survival of Representations and Warranties

        The representations and warranties in the merger agreement of each of Johnson Controls and Tyco on behalf of itself and its subsidiaries will not survive the consummation of the merger or termination of the merger agreement pursuant to its terms.

Covenants and Agreements

Conduct of Business Pending the Closing Date

        At all times from the execution of the merger agreement until the earlier of the effective time of the merger or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the applicable disclosure letter or with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Tyco and Johnson Controls have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in the ordinary course of business consistent with past practice in all material respects.

        At all times from the execution of the merger agreement until the earlier of the effective time of the merger or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the Tyco disclosure letter, or as required by certain tax sharing agreements to which Tyco is party or any ruling received from or agreement entered into with any tax authority, or any action necessary to resolve or settle any tax audit, litigation or similar proceeding, or with the prior written consent of Johnson Controls (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Tyco has generally agreed not to, and has agreed not to permit its subsidiaries to:

  •
  authorize or pay any dividends or other distributions (whether in cash, assets, shares or other securities of Tyco), except for (i) dividends or other distributions by Tyco's wholly owned subsidiaries, (ii) regular quarterly cash dividends on Tyco ordinary shares and equity awards of not more than $0.205 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date and (iii) dividends and distributions paid or made on a pro rata basis by subsidiaries of Tyco in the ordinary course of business;

  •
  recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, except for any such transaction involving only direct or indirect wholly owned subsidiaries of Tyco (other than Merger Sub);

  •
  split, combine or reclassify any of its shares of its capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for transactions by Tyco's wholly owned subsidiaries that remain wholly owned subsidiaries after such transaction;

  •
  grant any equity awards or non-equity based long-term incentive awards, increase the compensation, bonus, severance or other benefits of any participant in Tyco's Change of Control Severance Plan for Certain U.S. Officers and Executives, enter into any employment, change of control, severance, or retention agreement with any director, officer or employee, terminate the employment of any executive officer (other than for cause), amend any performance targets with respect to any outstanding bonus or equity award, amend the funding obligation or contribution rate of any benefit plan or change any underlying assumptions used to calculate benefits payable under any benefit plan (subject to certain exceptions), establish, amend or terminate any benefit plan, or accelerate the vesting or payment or fund any compensation under any benefit plan, except for (i) actions performed in the ordinary course of business consistent with past practice and upon five business days' prior written notice to Johnson Controls, (ii) actions required by existing written agreements or Tyco's benefits plans in effect as of January 24, 2016, (iii) actions required by law, (iv) entry into employment agreements terminable on less than 30 days' notice without penalty or liability in the ordinary course of business and consistent with past practice and applicable law, (v) entry into employment agreements with employees in non-U.S. jurisdictions in the ordinary course of business and consistent with past practice and applicable law, (vi) amendments to benefits plans in the ordinary course of business consistent with past practice that do not contravene the above restrictions nor materially increase the cost to Tyco of maintaining the benefit plan, and (vii) entry into third-party contracts for the provision of services to Tyco's benefits plans;

  •
  hire any officer, Band 1 executive or functional Band 2 executive or above, except for (i) employees hired pursuant to offers of employment outstanding on January 24, 2016, (ii) employees hired or promoted to fill open positions in the ordinary course of business consistent with past practice, and (iii) positions identified in the Tyco disclosure letter;

  •
  make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except for changes required by GAAP, applicable law or SEC policy;

  •
  enter into agreements with respect to or complete any acquisition of an equity interest in or the assets of any person or any business or division (whether by merger, consolidation, business combination, joint venture or similar agreements), except for (i) transactions between or among Tyco and its wholly owned subsidiaries or among Tyco's wholly owned subsidiaries, unless such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the merger and (ii) transactions for amounts (including assumption of liabilities) that do not exceed $250,000,000 individually or $500,000,000 in the aggregate, unless such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the merger;

  •
  amend Tyco's memorandum and articles of association (other than pursuant to the Tyco governing documents proposals), or permit any of Tyco's "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to adopt any material amendments to their organizational documents;

  •
  issue, deliver, grant, sell, pledge, dispose of or encumber any shares in its capital, voting securities or other equity interest (or securities convertible into any shares in its capital, voting securities or other equity interest) or authorize any of the foregoing or take any action to cause to be vested or exercisable any otherwise unvested or unexercisable equity award under any existing equity plan (except as otherwise provided by the express terms of any Tyco benefit plan outstanding on January 24, 2016), except for (i) issuances of shares in respect of any exercise of share options or vesting or settlement of equity awards outstanding on January 24, 2016, or as may be granted after January 24, 2016 in accordance with the merger agreement, (ii) grants of equity awards allowed by other interim operating covenants, (iii) withholding of shares to satisfy tax obligations pertaining to the exercise of share options or the vesting or settlement of equity awards or to satisfy the exercise price with respect to share options, (iv) stock fund transactions under qualified benefit plans or supplemental savings plans and (v) transactions among Tyco and its wholly owned subsidiaries or among Tyco's wholly owned subsidiaries;

  •
  purchase, redeem or otherwise acquire any shares in its capital or rights, warrants or options to acquire such shares, except for (i) acquisitions of Tyco ordinary shares tendered by holders of equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations and (ii) transactions among Tyco and its wholly owned subsidiaries or among Tyco's wholly owned subsidiaries;

  •
  redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), including off-balance sheet arrangements, except for (i) transactions among Tyco and its wholly owned subsidiaries, (ii) guarantees of indebtedness of Tyco or any of its subsidiaries, which indebtedness is incurred in compliance with this paragraph, (iii) issuances of commercial paper backed by the existing credit facilities of Tyco or its subsidiaries in effect as of January 24, 2016, (iv) borrowings under existing credit facilities of Tyco or its subsidiaries in effect as of January 24, 2016, solely to fund operating expenses in the ordinary course of business, (v) repayments of indebtedness at maturity and required amortization or mandatory prepayments, (vi) indebtedness incurred to replace, renew, extend or refinance any existing indebtedness of Tyco or its subsidiaries up to the amount of the indebtedness replaced, renewed, extended or refinanced (plus interest and premium, if any, thereon and the amount of reasonable refinancing fees and expenses incurred in connection therewith) and on terms that are no less favorable to Tyco or its subsidiaries than the terms of such existing indebtedness and (vii) other indebtedness for borrowed money not in excess of $100,000,000 in aggregate principal amount and with maturities of 180 days or less, in each case of (ii), (iii), (vi) and (viii) above, that do not (a) require Johnson Controls or any of its subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support, whether prior to or after the effective time of the merger, for such indebtedness or securities (or rights to acquire such securities), or (b) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case, that would apply, or would reasonably be expected to apply, to Johnson Controls, any of its subsidiaries or any of their respective properties or assets, whether prior to or after the effective time of the merger. The parties also agreed that no part of this covenant prohibits Tyco from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business;

  •
  incur, assume, endorse, guarantee or otherwise become liable for any indebtedness or borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) that would (i) require Johnson Controls or any of its subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support, whether prior to or after the effective time of the merger, for such indebtedness or securities (or rights to acquire such securities), or (ii) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case, that would apply, or would reasonably be expected to apply, to Johnson Controls, any of its subsidiaries or any of their respective properties or assets, whether prior to or after the effective time of the merger;

  •
  make any loans to any other person or entity involving in excess of $200,000,000 in the aggregate (including any loans to its non-wholly owned subsidiaries, joint ventures or third parties), of which not more than $50,000,000 may be made to third parties, except for loans among Tyco and its wholly owned subsidiaries or among Tyco's wholly owned subsidiaries;

  •
  sell, lease, license, transfer, exchange, swap or otherwise dispose of or subject to any lien (other than certain permitted liens) any material properties or assets (including shares in the capital of subsidiaries), except for (i) liens required in connection with any indebtedness permitted by the covenants and exceptions described in the interim covenants, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a lien of no greater amount, (ii) dispositions of inventory and obsolete equipment in the ordinary course of business and sales of goods and services in the ordinary course of business, (iii) transactions involving less than $100,000,000 individually or $300,000,000 in the aggregate, (iv) non-exclusive licenses to contractors of Tyco or its subsidiaries for the purposes of enabling such contractors to provide services to Tyco or its subsidiaries in the ordinary course of business, (v) non-exclusive intellectual property licenses in the ordinary course of business and (vi) transactions among Tyco and its wholly owned subsidiaries or among Tyco's wholly owned subsidiaries;

  •
  compromise or settle any material claim, litigation, investigation or proceeding (other than any claim, litigation, investigation or proceeding in respect of taxes, which matters are addressed in the general exceptions to the interim covenants) made or pending against Tyco or any of its subsidiaries or any of their officers and directors in their capacity as such, except for a compromise or settlement (i) for an amount not to exceed $10,000,000 individually or $50,000,000 in the aggregate, (ii) that does not impose any injunctive relief on Tyco or its subsidiaries or otherwise encumber or restrict their operations, (iii) does not include any admission of guilt or wrongdoing by Tyco or its subsidiaries and (iv) if related to material intellectual property of Tyco or its subsidiaries, that is made in the ordinary course of business and does not contain any admission of invalidity of any such material intellectual property or of the validity or infringement of any intellectual property of another person that is material to the products or services of Tyco or its subsidiaries;

  •
  make or change any material tax election, change any material method of accounting for tax purposes or any annual tax accounting period, file any material amended tax return, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of taxes or surrender any right to claim a material amount of tax refunds;

  •
  make any new capital expenditure in excess of the amounts set forth in the Tyco disclosure letter;

  •
  enter into any contract that would, if entered into prior to January 24, 2016 be a "Material Contract" as defined in the merger agreement or materially modify, materially amend or terminate any such contract or waive, release or assign any material rights or claims thereunder, except for actions taken in the ordinary course of business or as permitted by the exceptions to the interim operating covenants;

  •
  enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other "Specified Transaction" (as defined in the 2002 ISDA Master Agreement), except for bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business or in connection with indebtedness permitted by the covenants and exceptions described in this section; or

  •
  agree, in writing or otherwise, to take any of the foregoing actions.

        Tyco's obligations with respect to causing its subsidiaries that are not directly or indirectly wholly owned to take or not take these prohibited actions only applies to the extent that Tyco has the right to consent to such action pursuant to the subsidiary's organizational documents.

        At all times from the execution of the merger agreement until the earlier of the effective time of the merger or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the Johnson Controls disclosure letter, as required to comply with any ruling received from or agreement entered into with any tax authority, any action necessary to resolve or settle any tax audit, litigation or similar proceeding, or with the prior written consent of Tyco (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Johnson Controls has generally agreed not to, and agreed not to permit its subsidiaries to:

  •
  authorize or pay any dividends or other distributions (whether in cash, assets, stock or other securities of Johnson Controls), except for (i) dividends or other distributions by Johnson Controls' wholly owned subsidiaries, (ii) regular quarterly cash dividends on Johnson Controls shares and equity awards of not more than $0.29 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date and (iii) dividends and distributions paid or made on a pro rata basis by subsidiaries of Johnson Controls in the ordinary course of business;

  •
  recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization,

    except for any such transaction involving only direct or indirect wholly owned subsidiaries of Johnson Controls;

  •
  split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for transactions by Johnson Controls' wholly owned subsidiaries that remain wholly owned subsidiaries after such transaction;

  •
  grant any equity awards or non-equity based long-term incentive awards, increase the compensation, bonus, severance or other benefits of any employee who is a party to an individual change of control employment agreement, enter into any employment, change of control, severance, or retention agreement with any director, officer or employee, terminate the employment of any executive officer (other than for cause), amend any performance targets with respect to any outstanding bonus or equity award, amend the funding obligation or contribution rate of any benefit plan or change any underlying assumptions used to calculate benefits payable under any benefit plan (subject to certain exceptions), establish, amend or terminate any benefit plan, or accelerate the vesting or payment or fund any compensation under any benefit plan, except for (i) actions performed in the ordinary course of business consistent with past practice and upon five business days' prior written notice to Tyco, (ii) actions required by existing written agreements or Johnson Controls' benefits plans in effect as of January 24, 2016, (iii) actions required by law, (iv) entry into employment agreements terminable on less than 30 days' notice without penalty or liability in the ordinary course of business and consistent with past practice and applicable law, (v) entry into employment agreements with employees in non-U.S. jurisdictions in the ordinary course of business and consistent with past practice and applicable law, (vi) amendments to benefits plans in the ordinary course of business consistent with past practice that do not contravene the above restrictions nor materially increase the cost to Johnson Controls of maintaining the benefit plan, and (vii) entry into third-party contracts for the provision of services to Johnson Controls' benefits plans;

  •
  hire any person for positions at grade 184 or above, except for (i) employees hired pursuant to offers of employment outstanding on January 24, 2016, (ii) employees hired or promoted to fill open positions in the ordinary course of business consistent with past practice, and (iii) positions identified in the Johnson Controls disclosure letter;

  •
  make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except for changes required by GAAP, applicable law or SEC policy;

  •
  enter into agreements with respect to or complete any acquisition of an equity interest in or the assets of any person or any business or division (whether by merger, consolidation, business combination, joint venture or similar agreements), except for (i) transactions between or among Johnson Controls and its wholly owned subsidiaries or among Johnson Controls' wholly owned subsidiaries, unless such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the merger and (ii) transactions for amounts (including assumption of liabilities) that do not exceed $350,000,000 individually or $700,000,000 in the aggregate, unless such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the merger;

  •
  amend the Johnson Controls governing documents or permit any of Johnson Controls' "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to adopt any material amendments to their organizational documents;

  •
  issue, deliver, grant, sell, pledge, dispose of or encumber any shares of its capital stock, voting securities or other equity interest (or securities convertible into any shares of its capital stock, voting securities or other equity interest) or authorize any of the foregoing or take any action to cause to be vested or exercisable any otherwise unvested or unexercisable equity award under any existing equity plan (except as otherwise provided by the express terms of any Johnson Controls benefit plan outstanding on January 24, 2016), except for (i) issuances of shares in respect of any exercise of stock options or vesting or settlement of equity awards or deferred awards outstanding on January 24, 2016, or as may be granted after January 24, 2016 in accordance with the merger agreement, (ii) grants of equity awards and deferred awards allowed by other interim operating covenants, (iii) withholding of shares to satisfy tax obligations pertaining to the exercise of stock options or the vesting or settlement of equity awards or deferred awards or to satisfy the exercise price with respect to stock options, (iv) stock fund transactions under qualified benefit plans or supplemental savings plans, (v) transactions among Johnson Controls and its wholly owned subsidiaries or among Johnson Controls' wholly owned subsidiaries and (vi) issuances of shares under Johnson Controls' dividend reinvestment plan;

  •
  purchase, redeem or otherwise acquire any shares of its capital stock or rights, warrants or options to acquire such shares, except for (i) acquisitions of shares tendered by holders of equity awards and deferred awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations, (ii) transactions among Johnson Controls and its wholly owned subsidiaries or among Johnson Controls' wholly owned subsidiaries and (iii) acquisitions or repurchases of shares for an aggregate amount not to exceed $500,000,000 pursuant to (and within the limitations of) Johnson Controls' previously announced share repurchase plan, whether pursuant to an accelerated share repurchase plan, a 10b5-1 plan, other open market purchases or otherwise;

  •
  redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), including off-balance sheet arrangements, except for (i) transactions among Johnson Controls and its wholly owned subsidiaries, (ii) guarantees of indebtedness of Johnson Controls or any of its subsidiaries, which indebtedness is incurred in compliance with this paragraph, (iii) issuances of commercial paper backed by the existing credit facilities of Johnson Controls or its subsidiaries in effect as of January 24, 2016, (iv) borrowings under existing credit facilities of Johnson Controls or its subsidiaries in effect as of January 24, 2016, solely to fund operating expenses in the ordinary course of business, (v) repayments of indebtedness at maturity and required amortization or mandatory prepayments, (vi) indebtedness incurred to replace, renew, extend or refinance any existing indebtedness of Johnson Controls or its subsidiaries up to the amount of the indebtedness replaced, renewed, extended or refinanced (plus interest and premium, if any, thereon and the amount of reasonable refinancing fees and expenses incurred in connection therewith) and on terms that are no less favorable to Johnson Controls or its subsidiary than the terms of the existing indebtedness, (vii) certain indebtedness incurred in connection with the planned spin-off of Johnson Controls' Automotive Experience business, and (viii) other indebtedness not in excess of $250,000,000 in aggregate principal amount and with maturities of 180 days. The parties also agreed that no part of this covenant prohibits Johnson Controls from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business;

  •
  make any loans to any other person or entity involving in excess of $300,000,000 in the aggregate (including any loans to its non-wholly owned subsidiaries, joint ventures or third parties), of which not more than $100,000,000 may be made to third parties, except for loans among Johnson Controls and its wholly owned subsidiaries or among Johnson Controls' wholly owned subsidiaries;

  •
  sell, lease, license, transfer, exchange, swap or otherwise dispose of or subject to any lien (other than certain permitted liens) any material properties or assets (including shares in the capital of subsidiaries), except for (i) liens required in connection with any indebtedness permitted by the covenants and exceptions described in the interim covenants, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a lien of no greater amount, (ii) dispositions of inventory and obsolete equipment in the ordinary course of business and sales of goods and services in the ordinary course of business, (iii) transactions involving less than $150,000,000 individually or $450,000,000 in the aggregate, (iv) non-exclusive licenses to contractors of Johnson Controls or its subsidiaries for the purposes of enabling such contractors to provide services to Johnson Controls or its subsidiaries in the ordinary course of business, (v) non-exclusive intellectual property licenses in the ordinary course of business and (vi) transactions among Johnson Controls and its wholly owned subsidiaries or among Johnson Controls' wholly owned subsidiaries;

  •
  compromise or settle any material claim, litigation, investigation or proceeding (other than any claim, litigation, investigation or proceeding in respect of taxes, which matters are addressed in the general exceptions to the interim covenants) made or pending against Johnson Controls or any of its subsidiaries or any of their officers and directors in their capacity as such, except for a compromise or settlement (i) for an amount not to exceed $15,000,000 individually or $75,000,000 in the aggregate, (ii) that does not impose any injunctive relief on Johnson Controls or its subsidiaries or otherwise encumber or restrict their operations, (iii) does not include any admission of guilt or wrongdoing by Johnson Controls or its subsidiaries and (iv) if related to material intellectual property of Johnson Controls or its subsidiaries, that is made in the ordinary course of business and does not contain any admission of invalidity of any such material intellectual property or of the validity or infringement of any intellectual property of another person that is material to the products or services of Johnson Controls or its subsidiaries;

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  make or change any material tax election, change any material method of accounting for tax purposes or any annual tax accounting period, file any material amended tax return, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of taxes or surrender any right to claim a material amount of tax refunds;

  •
  make any new capital expenditure in excess of the amounts set forth in the Johnson Controls disclosure letter;

  •
  enter into any contract that would, if entered into prior to January 24, 2016 be a "Material Contract" as defined in the merger agreement or materially modify, materially amend or terminate any such contract or waive, release or assign any material rights or claims thereunder, except for actions taken in the ordinary course of business or as permitted by the exceptions to the interim operating covenants;

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  enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other "Specified Transaction" (as defined in the 2002 ISDA Master Agreement), except for bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business or in connection with indebtedness permitted by the covenants and exceptions described in this section;

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  authorize, set a record date for or consummate the distribution of shares of the new company formed to hold Johnson Controls' Automotive Experience business to Johnson Controls' shareholders in connection with the planned spin-off of the Automotive Experience business or enter into agreements related to the planned spin-off that are filed or required to be filed as exhibits to the Form 10; or

  •
  agree, in writing or otherwise, to take any of the foregoing actions.

        Johnson Controls' obligations with respect to causing its subsidiaries that are not directly or indirectly wholly owned to take or not take these prohibited actions only applies to the extent that Johnson Controls has the right to consent to such action pursuant to the subsidiary's organizational documents.

        Notwithstanding the interim covenants described above, Johnson Controls and its subsidiaries may take actions that may otherwise be implicated by certain of the interim covenants in furtherance of the separation of the Automotive Experience business in preparation for the spin-off.

Employment and Benefits Matters

        During the period commencing on the effective time of the merger and ending on the first anniversary of the effective time of the merger, the combined company will provide each Johnson Controls and Tyco employee (other than employees employed within a bargaining unit represented by a union, labor organization, or works council) with (i) base compensation that is no less favorable to such employee than the base compensation provided to such employee immediately prior to the effective time of the merger; (ii) annual cash incentive opportunities and cash-based long-term incentive opportunities that are no less favorable to such employee than the annual cash incentive opportunities and cash-based long-term incentive opportunities provided to such employee immediately prior to the effective time of the merger; (iii) annual equity-based incentive award opportunity in a mix of equity award types that is substantially comparable to the mix of equity award types provided to similarly situated Johnson Controls employees immediately prior to the effective time of the merger, and with an aggregate opportunity that is no less favorable to such employee than the aggregate opportunity for annual equity-based incentive awards provided to such employee immediately prior to the effective time of the merger, and (iv) other compensation and employee benefits that are no less favorable in the aggregate than the other compensation and benefits provided to such employee immediately prior to the effective time of the merger. With respect to Johnson Controls or Tyco employees employed within a bargaining unit represented by a union, labor organization, or works council, the combined company will provide compensation, employee benefits, and other terms and conditions of employment in accordance with the applicable labor agreements.

        For purposes of vesting, eligibility to participate, and level of benefits under any employee benefit plan of the combined company or its subsidiaries after the effective time of the merger, each Johnson Controls and Tyco employee will be credited with his or her years of service with Johnson Controls or Tyco, as applicable, and their respective subsidiaries and predecessors before the effective time of the merger to the extent such service was recognized by Johnson Controls or Tyco, as applicable, for similar purposes prior to the effective time of the merger, subject to certain exceptions. Johnson Controls and Tyco have also agreed that each Johnson Controls and Tyco employee will be immediately eligible to participate, without any waiting time, in all employee benefit plan of the combined company and its subsidiaries to the extent coverage under such benefit plan is replacing comparable coverage under a corresponding Johnson Controls or Tyco benefit plan, and the combined company will use commercially reasonable efforts (i) to waive all pre-existing condition exclusions and actively-at-work requirements for such employee benefit plans (unless and to the extent the applicable participant was subject to such conditions under the comparable Johnson Controls or Tyco employee benefit plan), and (ii) to credit eligible expenses incurred under the Johnson Controls or Tyco employee benefit plan during the plan year in which the closing occurs for purposes of satisfying deductible, coinsurance, and maximum out-of-pocket requirements under the applicable combined company employee benefit plan.

        The combined company has agreed to assume, honor, and fulfill all Johnson Controls and Tyco benefit plans, in each case, in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended as permitted pursuant to the terms of such benefit plan or the merger agreement. Johnson Controls and Tyco have each acknowledged that a change of control will occur or be deemed to occur at the effective time of the merger (except with respect to certain specified Johnson Controls benefit plans).

        Johnson Controls and Tyco will cooperate in connection with any consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Johnson Controls and Tyco and their respective subsidiaries in accordance with applicable laws and works council or other bargaining agreements, if any. Johnson Controls and Tyco have also agreed that each party will provide the other with copies of any material written communication intended for broad-based and general distribution to any current or former Johnson Controls or Tyco employees if such communications relate to the transactions and will provide each other with a reasonable opportunity to review such communications prior to distribution.

Litigation

        The merger agreement requires each party to provide the other party with prompt oral notice of any litigation brought by any shareholder of that party against such party, any of its subsidiaries and/or any of their respective directors relating to the merger, the merger agreement or any of the transactions contemplated thereby. Unless, (i) in the case of such litigation with respect to Johnson Controls, the Johnson Controls board of directors has made or has informed the Tyco board in writing that it is considering making a change of recommendation or (ii) in the case of such litigation with respect to Tyco, the Tyco board of directors has made or has informed the Johnson Controls board in writing that it is considering making a change of recommendation, each party will give the other party the opportunity to participate (at such other party's expense) in the defense or settlement of any such litigation, and no such settlement will be agreed to without the other party's prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, except that the other party will not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the effective time of the merger upon the combined company or any of its affiliates.

Tyco Share Consolidation

        Subject to approval by Tyco's shareholders of the Tyco share consolidation proposal, Tyco agrees to take such actions as are reasonably necessary to effect the Tyco share consolidation, effective as of immediately prior to the effective time of the merger.

Debt Financing

        Tyco has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to cause the debt financing contemplated by the merger agreement to be consummated. Without the prior written consent of Johnson Controls (not to be unreasonably withheld, conditioned or delayed), Tyco will not, and will cause TIFSA and the borrower not to, consent or agree to any material amendment or modification to, or any waiver of any material provision under, or any replacement of, the debt commitment letters or the definitive agreements relating to the debt financing contemplated by the merger agreement, or enter into any material agreement or arrangement with respect to such debt financing (including in respect of any alternative financing) other than definitive agreements relating to the debt financing as contemplated by (and substantially upon the express terms set forth in) the debt commitment letters, with certain exceptions.

        At Johnson Controls' reasonable request from time to time, Tyco will inform Johnson Controls in reasonable detail of the status of its efforts to arrange the debt financing contemplated by the merger agreement. Subject to the terms and conditions set forth in the immediately succeeding paragraph, Johnson Controls will use its reasonable best efforts to provide to Tyco such cooperation and assistance as may be reasonably requested by Tyco that is customary in connection with the arranging, obtaining and syndication of the debt financing contemplated by the merger agreement. Notwithstanding the foregoing, neither Johnson Controls nor any of its subsidiaries shall be required to (i) deliver any financial or other information with respect to Johnson Controls or any of its subsidiaries in connection with the debt financing contemplated by the merger agreement or (ii) cause the independent auditors of Johnson Controls to cooperate with Tyco or the Borrower in connection with the debt financing contemplated by the merger agreement.

        Tyco has agreed that the definitive agreements relating to the debt financing contemplated by the merger agreement will not (i) require Johnson Controls or any of its subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support for such debt financing, whether prior to or after the effective time of the merger or (ii) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case that would apply to Johnson Controls, any of its subsidiaries or any of their respective properties or assets, whether prior to or after the effective time of the merger. Tyco shall use its reasonable best efforts to cause its financing sources to confirm in writing (which confirmation may be contained in the definitive agreements relating to the debt financing contemplated by the merger agreement) that the debt financing contemplated by the merger agreement is being provided to Borrower on the basis of its properties, assets and credit only.

Planned Spin-Off of Johnson Controls' Automotive Experience Business

        Johnson Controls has agreed in the merger agreement to provide Tyco with reasonable access to information regarding the planned spin-off of the Automotive Experience business and to keep Tyco reasonably informed of any material decisions made by Johnson Controls with respect to the planned spin-off. Prior to the filing of the Form 10 in relation to the spin-off or any amendment or supplement thereto, Johnson Controls will provide Tyco with a copy of such filing (including all exhibits to be filed therewith) and a reasonable opportunity to review and comment on all such documents. Johnson Controls will also consider in good faith any comments Tyco may have with respect to such filing (or the exhibits thereto) and cooperate in good faith to make appropriate revisions. If Tyco disagrees with any material matters in any such filing or any exhibit to be filed, other than certain matters regarding the spin-off that have been agreed in advance, Tyco may raise its objections within one week after it receives the filing or exhibit, and Johnson Controls and Tyco will cooperate in good faith to resolve any such objections.

        Johnson Controls may not file the Form 10 in relation to the planned spin-off of its Automotive Experience business or any amendment or supplement thereto, or enter into any agreement the form of which will be filed as an exhibit to the Form 10, in each case that contains terms that are materially inconsistent with certain matters agreed in advance and set forth in the Johnson Controls disclosure letter, without the prior written consent of Tyco (such consent not to be unreasonably withheld, conditioned or delayed).

Post-Merger Governance Matters

        Johnson Controls and Tyco agree that at the effective time of the merger, the board of directors of the combined company will consist of eleven directors, six of whom will be directors of the Johnson Controls board of directors prior to the closing and five of whom will be directors of the Tyco board of directors prior to the closing. The eleven directors of the combined company will include Alex A. Molinaroli, the current Chairman, President and Chief Executive Officer of Johnson Controls,

George R. Oliver, the current Chief Executive Officer of Tyco, and nine other directors mutually agreed between Johnson Controls and Tyco. One of the six directors from the Johnson Controls board of directors prior to the closing will be elected independent lead director of the board of directors of the combined company. See "The Merger—Board of Directors of the Combined Company after the Merger."

        As of the effective time of the merger, Mr. Molinaroli will be appointed as Chairman and Chief Executive Officer of the combined company, and Mr. Oliver will serve as President and Chief Operating Officer of the combined company. Mr. Oliver will succeed Mr. Molinaroli as Chief Executive Officer on the 18-month anniversary of the effective time of the merger (or such earlier time that Mr. Molinaroli ceases to be Chief Executive Officer). At that time, Mr. Molinaroli will become the Executive Chairman, with the executive functions set forth in his employment agreement, and will serve in such role for 12 months. Following such 12-month period (or such earlier time that Mr. Molinaroli ceases to be Executive Chairman), Mr. Oliver will become Chairman and continue as Chief Executive Officer of the combined company.

        The combined company's articles of association, as amended by the amendments to Tyco's articles of association set forth in Annex B-2 to this joint proxy statement/prospectus, will provide that from the effective time of the merger until the date that is three months after the second succession date, the appointment, removal or replacement of the Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer of the combined company other than as described above would require the affirmative vote of at least 75% of the non-executive directors of the combined company.

        The merger agreement provides that Tyco will take all such actions as are required to change the name of the combined company to "Johnson Controls plc" and to change its NYSE symbol to "JCI," effective from and after the closing of the merger. In addition, as of the effective time of the merger, the combined company will maintain Tyco's Irish legal domicile and global headquarters in Cork, Ireland, and the primary operational headquarters of the combined company in North America will be in Milwaukee, Wisconsin.

        Tyco and Johnson Controls have also agreed to cooperate, and subject to Tyco shareholder approval of the Tyco distributable reserves creation proposal, Tyco will as promptly as reasonably practicable following the consummation of the merger, in respect of the reduction of some or all of the share premium of Tyco resulting from the merger, prepare and file an application to the High Court of Ireland for an order pursuant to the Irish Companies Act approving the creation of distributable reserves in respect of such reduction, and take all action as is reasonably necessary to cause such distributable reserves creation to become effective.

Integration Planning

        Subject to the obligations described in "—Tax Matters" below, from and after the execution of the merger agreement until the earlier of the effective time of the merger or the date, if any, on which the merger agreement is terminated pursuant to its terms, except as may be required by law (including antitrust laws), each of Johnson Controls and Tyco agree to use reasonable best efforts to cooperate in planning the restructuring and integration of Johnson Controls, its subsidiaries and their respective businesses, on the one hand, with Tyco, its subsidiaries and their respective businesses, on the other hand.

Tax Matters

        Tyco and Johnson Controls have agreed that, from and after the execution of the merger agreement until the earlier of the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as may be required by law, none of Tyco, Merger Sub or Johnson

Controls will, and they will not permit any of their respective subsidiaries to, take any action (or knowingly fail to take any action) that causes, or could reasonably be expected to cause, the 60% ownership test to be met with respect to the merger. Tyco and Johnson Controls have also agreed that Tyco will provide Johnson Controls with a proposed acquisition structure and specific transaction steps relating to the merger and the anticipated timing for completing such transaction steps and will inform Johnson Controls of any material modifications to and material departures from such steps. If Johnson Controls disagrees with any material matters in such proposed acquisition structure or transaction steps or any such material modification to or material departure from such acquisition structure or transaction steps, Johnson Controls may raise such objection with Tyco not later than one week following receipt by Johnson Controls of such acquisition structure, transaction steps or modification, as application, and the parties will cooperate in good faith to resolve any such objections. In the event Johnson Controls does not raise any objections to such acquisition structure, transaction steps or modification within one week following receipt, then such acquisition structure, steps or modification, as applicable, will be deemed to be consistent with the terms of the merger agreement.

Shareholder Meetings

        Johnson Controls and Tyco agree to cause the Johnson Controls special meeting and the Tyco EGM, respectively, to be held on the same date as soon as reasonably practicable following the date on which this joint proxy statement/prospectus is mailed to their respective shareholders (which shall be as promptly as practicable following the effectiveness of this joint proxy statement/prospectus).

        Johnson Controls and Tyco have also agreed to adjourn or postpone the Johnson Controls special meeting or the Tyco EGM, as applicable, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Johnson Controls common stock or Tyco ordinary shares, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Johnson Controls or Tyco has not received proxies representing a sufficient number of shares necessary to obtain approval of the Johnson Controls merger proposal or the Tyco required proposals, as applicable, and, except to the extent that either Johnson Controls or Tyco has made a change of recommendation, Johnson Controls and Tyco shall continue to use all reasonable best efforts to assist in the solicitation of proxies from shareholders relating to the Johnson Controls merger proposal or the Tyco required proposals, as applicable. Johnson Controls and Tyco will only be required to adjourn or postpone the Johnson Controls special meeting or the Tyco EGM, as applicable, twice, in each case for not more than 30 days after the date when such meeting was scheduled to be held prior to such adjournment or postponement. In no event shall Johnson Controls or Tyco be required to adjourn or postpone the Johnson Controls special meeting or the Tyco EGM, as applicable, if such adjournment or postponement would require either Johnson Controls or Tyco to establish a new record date.

Reasonable Best Efforts; Regulatory Filings and Other Actions

        Under the terms of the merger agreement, Johnson Controls and Tyco have each agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger and make effective the other transactions contemplated by the merger agreement as soon as practicable after the date of the merger agreement, including:

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  preparing and filing as promptly as advisable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such party from any third party and/or relevant governmental entities in order to consummate the merger and the other transactions contemplated by the merger agreement; and

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  taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

        Johnson Controls and Tyco have agreed to take these actions in order to obtain antitrust and/or foreign investment approvals from the applicable regulatory authorities in the United States, European Union, Brazil, Canada, China, India, Mexico, Russia, South Africa, South Korea, Taiwan and Turkey, as well as to enable Johnson Controls to enter into, or receive verbal or written confirmation of an agreement to enter into, a commitment letter with DSS to mitigate any foreign ownership, control or influence arising out of the merger. In addition, Johnson Controls and Tyco have agreed to coordinate with each other and engage in discussions with representatives of CFIUS and, as appropriate, individual member agencies thereof, regarding the merger and to prepare a joint voluntary notification pursuant to the Defense Production Act to be used in seeking CFIUS approval.

        In addition, subject to certain exceptions specified in the merger agreement, in connection with the foregoing efforts, each of Johnson Controls and Tyco have agreed to cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, promptly inform the other party of any substantive or material communication received from a relevant governmental entity, and permit the other party to review in advance any written communication that it gives to, and consult with each other in advance of any substantive or material meeting, phone call or conference with, a relevant governmental authority and, to the extent permitted, give the other party the opportunity to attend and participate in any in-person meetings with a relevant governmental authority.

        Johnson Controls and Tyco have also agreed to take any and all actions as may be necessary or advisable to obtain the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders required under any antitrust or foreign investment law as promptly as reasonably practicable and to resolve objections, if any, under any such law as promptly as reasonably practicable, including, in each case, agreeing to any terms, conditions or modifications. Notwithstanding the foregoing, neither Johnson Controls nor Tyco will be required to take, or will take without the prior written consent of the other party, any such actions that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a Material Adverse Effect on the business, the results of operations or the condition (financial or otherwise) of either party immediately prior to the merger. In addition, none of Johnson Controls, Tyco or their respective subsidiaries are required to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned on the closing of the merger. Johnson Controls and Tyco also agree to jointly develop the strategy relating to the antitrust laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with the proceedings under or relating to any antitrust law prior to their submission.

No Solicitation; Third-Party Acquisition Proposals

        The merger agreement contains detailed provisions outlining the circumstances in which Johnson Controls and Tyco may respond to competing proposals received from third parties. Under these reciprocal provisions, each of Johnson Controls and Tyco has agreed that it will not (and will not permit any of its subsidiaries to), and that it will direct and use its reasonable best efforts to cause its respective representatives not to, directly or indirectly:

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  solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a "competing proposal" (as defined below);

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  participate in any discussions or negotiations regarding a competing proposal with, or furnish any nonpublic information in furtherance of a competing proposal to any person or entity that has made or, to Johnson Controls' or Tyco's knowledge, as applicable, is considering making, a competing proposal; or

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  waive, terminate, modify or release any person or entity (other than Johnson Controls, Tyco, Merger Sub and their respective affiliates, as applicable) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation (provided that Johnson Controls or Tyco, as applicable, will not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this bullet point if its board of directors determines in good faith (after consultation with outside legal counsel) that such action or inaction would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law).

        In addition, the merger agreement requires Johnson Controls and Tyco to, and to cause their respective subsidiaries and representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person or entity with respect to any competing proposal or any inquiry or proposal that may have been reasonably expected to lead to a competing proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such person or entity or its representatives.

        If Johnson Controls or Tyco receives a written competing proposal which was made after January 24, 2016 and did not otherwise result from a breach of the non-solicitation provisions of the merger agreement and its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that:

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  the competing proposal constitutes a "superior proposal" (as defined below) or could reasonably be expected to result in a superior proposal; and

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  failure to take the actions described in the bullet points below would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law, then Johnson Controls or Tyco, as applicable, may take any or all of the following actions:

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  furnish nonpublic information to the third party making or intending to make such competing proposal, if, and only if, prior to so furnishing such information, it receives from the third party an executed confidentiality agreement that includes terms that are no less restrictive on such person or entity than the terms contained in the confidentiality agreement between Johnson Controls and Tyco; and

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  engage in discussions or negotiations with the third party with respect to the competing proposal.

        Under the terms of the merger agreement, Johnson Controls and Tyco have also agreed that:

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  each will notify the other party orally and in writing promptly (and in any event within 24 hours) after receipt of any competing proposal or any initial communication or proposal that may reasonably be expected to lead to a competing proposal;

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  such notice will set forth the material terms and conditions of such competing proposal (including any changes to terms and conditions) and the identity of the person or entity making such competing proposal;

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  each will promptly keep the other party reasonably informed on a reasonably current basis of any material change to the terms and status of any such competing proposal;

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  each will provide to the other party as soon as reasonably practicable after receipt thereof (and in any event within 24 hours) copies of any written competing proposal and all written material received by it or any of its subsidiaries from the person or entity making a competing acquisition proposal (or such person or entity's representatives) that is material to understanding such competing proposal;

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  each will provide to the other party as soon as reasonably practicable after delivery thereof (and in any event within 24 hours) copies of all written material provided by it or any of its subsidiaries, to the person or entity making the competing proposal (or such person or entity's representatives) that was not previously provided to such party and is related to such competing proposal, including draft agreements or term sheets received in connection therewith; and

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  each will not, and will cause its respective subsidiaries not to, enter into any confidentiality or other agreement with any person or entity subsequent to the date of the merger agreement that would prohibit them from complying with its obligations under the merger agreement, including providing such information to the other party.

        The merger agreement permits each of the Johnson Controls board of directors and the Tyco board of directors to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law or make any disclosure to their shareholders if such board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would violate applicable law. Any disclosure of a position contemplated by Rule 14d-9 and Rule 14e-2(a) that relates to the approval, recommendation or declaration of advisability by the Johnson Controls board of directors or the Tyco board of directors with respect to a competing proposal will nevertheless be deemed a change of recommendation unless Johnson Controls or Tyco, as applicable, in connection with such disclosure:

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  publicly states that its board of directors expressly rejects the competing proposal or expressly reaffirms its recommendation in favor of the approval of the Johnson Controls merger proposal or the Tyco proposals, as applicable; or

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  does not publicly state that the board of directors recommends acceptance of the competing proposal at a time when the party making the change of recommendation has already provided notice to the other party of its intention to do so and its board of directors is not yet permitted to effect such change of recommendation.

If, within two business days following the date on which the Johnson Controls board of directors or the Tyco board of directors, as applicable, is permitted to effect such change of recommendation, the applicable board of directors does not expressly reaffirm its recommendation in favor of the approval of the Johnson Controls merger proposal or the Tyco proposals, as applicable, then such board of directors will also be deemed to make a change of recommendation.

  Definition of Competing Proposal

        For purposes of the merger agreement, the term "competing proposal" (as used with respect to each of Johnson Controls and Tyco, as applicable) means any bona fide proposal or bona fide offer made by a person or group (other than a proposal or offer by Johnson Controls or Tyco, or any of their subsidiaries, as applicable) for:

  •
  the acquisition by any person or entity of 20% or more of the assets of Johnson Controls or Tyco and their respective subsidiaries, as applicable, taken as a whole, measured by either book value or fair market value (including equity securities of Johnson Controls' or Tyco's subsidiaries, as applicable);

  •
  the acquisition by any person or entity (or the shareholders of any person or entity) of 20% or more of the outstanding capital stock, other equity securities or voting power of Johnson Controls, or 20% or more of the outstanding Tyco ordinary shares, as applicable; or

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  any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Johnson Controls or Tyco as a result of which the holders of Johnson Controls common stock or Tyco ordinary shares, as applicable, immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the merger.

  Definition of Superior Proposal

        For purposes of the merger agreement, the term "superior proposal" (as used with respect to each of Johnson Controls and Tyco, as applicable) means a bona fide proposal or offer constituting a competing proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Johnson Controls board of directors or the Tyco board of directors, as applicable, determines in good faith after consultation with its outside legal and financial advisors to be:

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  more favorable to its shareholders, from a financial point of view, than the merger, taking into account all relevant factors (including all of the terms and conditions of such proposal or offer and the merger agreement (including any changes to the terms of the merger agreement proposed by Tyco or Johnson Controls, as applicable, in response to such offer or otherwise)); and

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  reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Recommendation of the Johnson Controls Board of Directors

        Johnson Controls, through its board of directors, has agreed to recommend to its shareholders that they approve the Johnson Controls merger proposal, to include such recommendation in this joint proxy statement/prospectus, and to solicit and use its reasonable best efforts to obtain such approval, except in each case to the extent that the Johnson Controls board of directors has made a change of recommendation, as described below in "Agreements—Change of Recommendation." In the event that the Johnson Controls board of directors makes a change of recommendation prior to receipt of shareholder approval of the Johnson Controls merger proposal, then Tyco will have the right to terminate the merger agreement.

Recommendation of the Tyco Board of Directors

        Tyco, through its board of directors, has agreed to recommend to its shareholders that they approve the Tyco required proposals and certain of the other Tyco proposals described in this joint proxy statement/prospectus, to include such recommendation in this joint proxy statement/prospectus, and to solicit, and use its reasonable best efforts to obtain such approval, except in each case to the extent that the Tyco board of directors has made a change of recommendation, as described below in "Agreements—Change of Recommendation." In the event that the Tyco board of directors makes a change of recommendation prior to receipt of shareholder approval of the Tyco required proposals, then Johnson Controls will have the right to terminate the merger agreement.

Change of Recommendation

        Each of the Johnson Controls board of directors and the Tyco board of directors is required not to:

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  approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any competing proposal, or withdraw or fail to make when required pursuant to the merger agreement, or propose publicly to withdraw or fail to make when required pursuant to the merger agreement (or qualify or modify in any manner adverse to Tyco or Johnson Controls, as applicable), or not include in this joint proxy statement/prospectus its recommendation in favor of the Johnson Controls merger proposal or the Tyco proposals, as applicable (any of the foregoing, a "change of recommendation"); or

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  cause or allow Johnson Controls or Tyco or any of their respective subsidiaries, as applicable, to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to any competing proposal, or requiring, or reasonably expected to cause, Johnson Controls or Tyco, as applicable, to abandon, terminate, delay or fail to consummate the merger (other than a confidentiality agreement as permitted by the merger agreement).

        Prior to the approval of the Johnson Controls merger proposal or the Tyco required proposals by the Johnson Controls shareholders or the Tyco shareholders, as applicable, each of the Johnson Controls board of directors and the Tyco board of directors is permitted to make a change of recommendation:

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  if such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that (i) a competing proposal constitutes a superior proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable law; or

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  in response to any effect that occurs after January 24, 2016, if such board of directors has (i) concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the effect would reasonably be an intervening event and (ii) that failure to change its recommendation in response to the intervening event would be inconsistent with the directors' fiduciary duties, except that:

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  the effect may not be known or reasonably foreseeable as of January 24, 2016, unless it is a change in or issuance of, or proposed change in or issuance of applicable law;

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  if the effect is a proposed change in or issuance of applicable law, then in making its determination, the board of directors will take into account the likelihood that such proposed change in or issuance of law would occur and the impact it would have on the expected benefits of the merger to the company's shareholders;

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  the intervening event may not arise from the receipt, existence of or terms of any competing proposal or any inquiry relating thereto or the consequences thereof; and

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  the intervening event may not arise from an effect that has a material adverse effect on the other party, unless it has had or would reasonably be expected to have a "Material Adverse Effect" (as such term is defined in the merger agreement) on that other party or results from a change in or issuance of, or proposed change in or issuance of, applicable law.

        Prior to making a change of recommendation in response to a competing proposal, the party taking such action must provide the other party with at least three business days' prior written notice of its board of directors' intention to make such a change of recommendation. Its board of directors must take into account any changes to the terms of the merger agreement proposed by the other party in response to such prior written notice or otherwise, and during such three business day period, the party making the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement proposed by the other party.

        Prior to making a change of recommendation in response to an intervening event, the party taking such action must provide the other party with at least ten business days' prior written notice of its board of directors' intention to make such a change of recommendation and the reasons therefore. Its board of directors must take into account any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party in response to such prior written notice or otherwise, and during such ten business day period, the party making the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party.

        In the event that the Tyco board of directors makes a change of recommendation prior to receipt of approval of the Tyco required proposals, then Johnson Controls will have the right to terminate the merger agreement. In the event that the Johnson Controls board of directors makes a change of recommendation prior to receipt of approval of the Johnson Controls merger proposal, then Tyco will have the right to terminate the merger agreement. Unless the merger agreement has been terminated in accordance with its terms, the party making the change of recommendation must hold the Johnson Controls special meeting or the Tyco EGM, as applicable, for the purpose of obtaining approval of the Johnson Controls proposals or the Tyco proposals, as applicable.

Certain Additional Covenants

        The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, the filing of the Irish prospectus, access to information of the other company, public announcements with respect to the merger, coordination with respect to dividends, exemptions from takeover laws, obligations of Merger Sub and the surviving corporation, Rule 16b-3 exemptions, the delisting of Johnson Controls common stock and the listing of combined company ordinary shares issued in connection with the merger.

Conditions to the Consummation of the Merger

        Under the merger agreement, the respective obligations of each of Johnson Controls and Tyco to effect the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of each of the following conditions:

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  Tyco and Johnson Controls Shareholder Approvals.  Approval by Tyco shareholders of the Tyco required proposals and by Johnson Controls shareholders of the Johnson Controls merger proposal.

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  Registration Statement.  Effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and absence of any stop order suspending the effectiveness of such registration statement or proceeding to that effect commenced or threatened.

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  No Illegality or Injunction.  Absence of any (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any antitrust law by any governmental authority of competent jurisdiction, in each case which prohibits consummation of the merger.

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  Regulatory Approvals.  Expiration or termination of the applicable waiting period under the HSR Act (for which early termination was granted on March 10, 2016), CFIUS approval, entry into, or receipt of verbal or written confirmation of an agreement to enter into, a commitment letter with the DSS and receipt of the other required regulatory approvals.

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  Tyco Share Consolidation.  The consummation of the Tyco share consolidation.

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  Irish Prospectus.  Approval of an Irish prospectus in relation to the Tyco ordinary shares by the Central Bank of Ireland.

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  NYSE Listing.  Approval for listing on the NYSE of the combined company ordinary shares to be issued in the merger, subject to official notice of issuance.

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  Debt Financing.  Availability of the debt financing contemplated by the merger agreement on the terms set forth in Tyco's debt commitment letter, or upon terms and conditions no less favorable, in the aggregate, and that comply with the terms of the merger agreement.

        Under the merger agreement, the respective obligations of Tyco and Merger Sub to effect the merger are also subject to the satisfaction or waiver of the following additional conditions:

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  Representations and Warranties.  (i) The representations and warranties of Johnson Controls regarding its authorized capital stock, absence of certain changes and events since September 30, 2015 and finders and brokers must be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except for breaches of representations and warranties that are de minimis in the aggregate, (ii) the representations and warranties of Johnson Controls regarding qualification, organization, the Form 10 for the spin-off of the Automotive Experience business, corporate authority, required vote of the Johnson Controls shareholders and the absence of any takeover statutes or rights agreements that would be applicable to Tyco, Merger Sub or any of their respective subsidiaries must be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all material respects as of such date), (iii) the other representations and warranties of Johnson Controls must be true and correct as of the date of the merger agreement and the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except where any failure to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Johnson Controls, and (iv) Tyco must have received a certificate signed on behalf of Johnson Controls by a duly authorized executive officer of Johnson Controls to such effect.

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  Performance of Obligations of Johnson Controls.  (i) Johnson Controls must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger and (ii) Tyco must have received a certificate signed on behalf of Johnson Controls by a duly authorized executive officer of Johnson Controls to such effect.

        Under the merger agreement, the obligation of Johnson Controls to effect the merger is also subject to the satisfaction or waiver of the following additional conditions:

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  Representations and Warranties.  (i) The representations and warranties of Tyco regarding its authorized capital, finders and brokers and absence of certain changes and events since September 30, 2015 must be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except for breaches of representations and warranties that are de minimis in the aggregate, (ii) the representations and warranties of Tyco regarding qualification, organization, corporate authority, required vote of the Tyco shareholders and the activities of Merger Sub must be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all material respects as of such date), (iii) the other representations and warranties of Tyco must be true and correct as of the date of the merger agreement and the closing date as though made on and as of the closing date (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except where any failure to be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tyco and (iv) Johnson Controls must have received a certificate signed on behalf of Tyco by a duly authorized executive officer of Tyco to such effect.

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  Performance of Obligations of Tyco and Merger Sub.  Tyco and Merger Sub must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under the merger agreement at or prior to the effective time of the merger and Johnson Controls must have received a certificate signed on behalf of Tyco by a duly authorized executive officer of Tyco to such effect.

        Neither Johnson Controls nor Tyco can be certain when, or if, the conditions to the merger will be satisfied or waived, or the merger will be consummated.

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger and the other transactions abandoned as follows:

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  by mutual written consent of Johnson Controls and Tyco;

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  by either Johnson Controls or Tyco, prior to the effective time of the merger, if, with respect to a termination by Johnson Controls, there has been a breach by Tyco or Merger Sub, or, with respect to a termination by Tyco, there has been a breach by Johnson Controls, of any representation, warranty, covenant or agreement set forth in the merger agreement, which breach would result in the conditions to the other party's obligation to consummate the merger not being satisfied and such breach is not curable prior to the outside date, or, if curable prior to the outside date, has not been cured within the earlier of (i) 30 calendar days following delivery of notice thereof to the defaulting party from the non-defaulting party or (ii) three business days before the outside date, except that the merger agreement may not be so terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement;

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  by either Johnson Controls or Tyco, if the effective time of the merger has not occurred by 5:00 p.m., New York City time, on October 24, 2016, except that if on such date all of the conditions to the consummation of the merger have been satisfied or waived (other than the conditions regarding regulatory approvals, lack of injunctions and those conditions that by their nature can only be satisfied at the closing of the merger), then the outside date will be extended to 5:00 p.m., New York City time, on January 24, 2017. This right to terminate the merger agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the merger agreement is the cause of, or resulted in, the effective time of the merger not occurring prior to such date;

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  by Tyco, if, prior to receipt of approval of the Johnson Controls merger proposal, the Johnson Controls board of directors makes a change of recommendation or Johnson Controls has willfully breached its non-solicitation obligations or its obligations to call a special meeting of its shareholders and to recommend and solicit proxies in favor of the proposals to be voted on at such special meeting;

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  by Johnson Controls, if, prior to receipt of approval of the Tyco required proposals, the Tyco board of directors makes a change of recommendation or Tyco has willfully breached its non-solicitation obligations or its obligations to call an extraordinary general meeting of its shareholders and to recommend and solicit proxies in favor of the proposals to be voted on at such special meeting;

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  by either Johnson Controls or Tyco, if a relevant governmental authority of competent jurisdiction that is in a jurisdiction that is material to the business and operations of Johnson Controls and Tyco, taken together, has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger;

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  by either Johnson Controls or Tyco, if the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval of the Johnson Controls merger proposal has not been obtained;

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  by either Johnson Controls or Tyco, if the Tyco EGM (as it may be adjourned or postponed) has been concluded and approval of the Tyco required proposals has not been obtained;

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  by Johnson Controls, if an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law has occurred and the Johnson Controls board of directors concludes in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to terminate the merger agreement in response to the intervening event would be inconsistent with the directors' fiduciary duties under applicable law; or

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  by Tyco, if an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law has occurred and the Tyco board of directors concludes in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to terminate the merger agreement in response to the intervening event would be inconsistent with the directors' fiduciary duties under applicable law.

        Prior to terminating the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law, the party so doing must provide the other party with at least ten business days' prior written notice advising the other party of its board of directors' intention to terminate the agreement and must take into account any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party in response to such prior written notice or otherwise, and during such ten business day period, the party intending to terminate the merger agreement agrees to engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement and other mitigating or structural factors proposed by the other party.

Termination Fees

Termination Fees Payable by Johnson Controls

        The merger agreement requires Johnson Controls to pay a termination fee of $375 million to an indirect wholly owned subsidiary of Tyco if:

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval by the Johnson Controls shareholders of the Johnson Controls merger proposal has not been obtained, (ii) a competing proposal for Johnson Controls is made known to Johnson Controls' senior management or publicly disclosed after January 24, 2016 (regardless of whether it was withdrawn prior to the date of the Johnson Controls special meeting), and (iii) any competing proposal is consummated within 12 months of such termination or Johnson Controls enters into a definitive agreement providing for a competing proposal within 12 months of such termination (solely for these purposes, the term "competing proposal" will have the same meaning described under "—No Solicitation; Third-Party Acquisition Proposals," except that all references to "20%" and "80%" will be deemed to be replaced with references to "50%");

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  (i) Tyco terminates the merger agreement because (a) the Johnson Controls board of directors changes its recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law, or (b) Johnson Controls willfully breaches its non-solicitation obligations under the merger agreement or its obligations to hold a special meeting of its shareholders and to recommend and solicit in favor of the Johnson Controls merger proposal, and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Tyco proposals and does not intend to make a change of recommendation; or

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval by the Johnson Controls shareholders of the Johnson Controls merger proposal has not been obtained, (ii) the Johnson Controls board of directors has made a change of recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders.

        The merger agreement requires Johnson Controls to pay a termination fee of $500 million to an indirect wholly owned subsidiary of Tyco if:

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  (i) Tyco terminates the merger agreement because the Johnson Controls board of directors changes its recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Tyco proposals and does not intend to make a change of recommendation;

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval of the Johnson Controls merger proposal has not been obtained from the Johnson Controls shareholders, (ii) the Johnson Controls board of directors has made a change of recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders; or

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  (i) Johnson Controls terminates the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Tyco board of directors has not made a change of recommendation, and Tyco confirms to Johnson Controls in writing that the Tyco board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Tyco and its shareholders.

        The merger agreement also requires Johnson Controls to reimburse Tyco for certain expenses in an aggregate amount not to exceed $35 million for general expenses and up to an additional $65 million for Tyco's financing-related expenses if the Tyco shareholders have approved the Tyco required proposals but the merger agreement is nevertheless terminated by either Johnson Controls or Tyco because the Johnson Controls special meeting (as it may be adjourned or postponed) has concluded and approval of the Johnson Controls merger proposal has not been obtained from the Johnson Controls shareholders. To the extent this reimbursement is required, any payment made for this reason will be credited against Johnson Controls' obligation, if any, to pay any of the termination fees described above.

  Termination Fees Payable by Tyco

        The merger agreement requires an indirect wholly owned subsidiary of Tyco to pay a termination fee of $375 million to Johnson Controls if:

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval by the Tyco shareholders of the Tyco required proposals has not been obtained, (ii) a competing proposal for Tyco is made known to Tyco's senior management or publicly disclosed after January 24, 2016 (regardless of whether it was withdrawn prior to the date of the Tyco EGM) and (iii) any competing proposal is consummated within 12 months of such termination or Tyco enters into a definitive agreement providing for a competing proposal within 12 months of such termination (solely for these purposes, the term "competing proposal" will have the same meaning described under "—No Solicitation; Third-Party Acquisition Proposals," except that all references to "20%" and "80%" will be deemed to be replaced with references to "50%");

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  (i) Johnson Controls terminates the merger agreement because (a) the Tyco board of directors changes its recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law, or (b) Tyco willfully breaches its non-solicitation obligations under the merger agreement or its obligations to hold an extraordinary general meeting of its shareholders and to recommend and solicit in favor of the Tyco proposals and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Johnson Controls merger proposal and does not intend to make a change of recommendation; or

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval by the Tyco shareholders of the Tyco required proposals has not been obtained, (ii) the Tyco board of directors has made a change of recommendation in response to a superior proposal or an intervening event that is not a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Johnson Controls board of directors has not changed its recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders.

        The merger agreement requires an indirect wholly owned subsidiary of Tyco to pay a termination fee of $500 million to Johnson Controls if:

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  (i) Johnson Controls terminates the merger agreement because the Tyco board of directors changes its recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Johnson Controls merger proposal and does not intend to make a change of recommendation;

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  (i) either Johnson Controls or Tyco terminates the merger agreement because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval of the Tyco required proposals has not been obtained from the Tyco shareholders, (ii) the Tyco board of directors has made a change of recommendation in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (iii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders; or

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  (i) Tyco terminates the merger agreement in response to an intervening event that is a change in or issuance of, or proposed change in or issuance of, applicable law and (ii) the Johnson Controls board of directors has not made a change of recommendation, and Johnson Controls confirms to Tyco in writing that the Johnson Controls board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the merger continues to be in the best interests of Johnson Controls and its shareholders.

        The merger agreement also requires Tyco to reimburse Johnson Controls for certain expenses in an aggregate amount not to exceed $35 million if the Johnson Controls shareholders have approved the Johnson Controls merger proposal but the merger agreement is nevertheless terminated by either Johnson Controls or Tyco because the Tyco EGM (as it may be adjourned or postponed) has concluded and approval of the Tyco required proposals has not been obtained from the Tyco shareholders. To the extent this reimbursement is required, any payment made for this reason will be credited against Tyco's obligation, if any, to pay any of the termination fees described above.

Limitation on Remedies

        In the event of the termination of the merger agreement pursuant to the provisions described under "—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination

of the Merger Agreement" above, written notice must be given to the other party or parties specifying the provision of the merger agreement pursuant to which such termination is made, and the merger agreement will terminate and there will be no liability on the part of Johnson Controls, on the one hand, or Tyco, Merger Sub or TIFSA, on the other hand, except that the confidentiality agreement, the sections of the merger agreement relating to the fees payable in connection with termination of the merger agreement and certain other sections of the merger agreement will survive such termination. However, no such termination will relieve any party from its obligation to pay the termination fees described under "—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination Fees" or from liability for fraud or a "willful breach" (as such term is defined in the merger agreement) of its representations, warranties, covenants or agreements in the merger agreement prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity. In certain circumstances, if the merger agreement is terminated in accordance with its terms and such termination gives rise to the obligation to pay certain of the termination fees described above under "—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination Fees," then the payment of such fees shall be considered the sole and exclusive remedy of Tyco and TIFSA, or of Johnson Controls, against the other, as applicable, for any liability or damage relating to or arising out of the merger agreement or the merger and the other transactions contemplated thereby.

Fees and Expenses

        Except as otherwise expressly provided in the merger agreement, all reasonable out-of-pocket expenses (including fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Johnson Controls and Tyco will share equally all expenses incurred in connection with printing, filing and mailing this joint proxy statement/prospectus and the registration statement of which it is a part, and all SEC and other regulatory filing fees incurred in connection therewith.

Indemnification; Directors' and Officers' Insurance

        The parties to the merger agreement have agreed that, for a period of not less than six years from and after the effective time of the merger, the combined company will, and will cause the surviving corporation to, indemnify and hold harmless all individuals who are past or present directors, officers or employees of Johnson Controls and its subsidiaries or Tyco and its subsidiaries, and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Johnson Controls, Tyco or their respective subsidiaries, as applicable, for losses in connection with any actual or threatened proceeding in respect of acts or omissions occurring at or prior to the effective time of the merger, to the fullest extent permitted by law or as provided pursuant to the Johnson Controls articles of incorporation or the Johnson Controls bylaws or the Tyco memorandum and articles of association or similar organizational documents of the subsidiaries of Johnson Controls or Tyco, as applicable.

        In addition, for an aggregate period of not less than six years from the effective time of the merger, the combined company will provide, and cause the surviving corporation to provide, the current or former directors and officers of Johnson Controls, Tyco and their respective subsidiaries an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the merger that is no less favorable than Johnson Controls' or Tyco's, as applicable, existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the combined company or the surviving corporation, as applicable, will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the merger agreement for either Johnson Controls' or Tyco's existing policy, as applicable. Notwithstanding the foregoing, Johnson Controls may, at its option prior to the effective time of the merger, substitute for such policy a "tail" prepaid policy with respect to Johnson Controls' existing policy, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the merger agreement.

Amendment and Waiver

        The parties may amend the merger agreement by written agreement at any time either before or after the approval of the Johnson Controls merger proposal and the Tyco required proposals by the Johnson Controls shareholders and Tyco shareholders, as applicable, except that certain sections related to the rights and liabilities of third party beneficiaries may not be amended without the prior written consent of the parties to certain debt commitment letters entered into by Tyco. However, after such shareholder approval, no amendment may be made which by law requires further approval by the Johnson Controls shareholders or the Tyco shareholders, as applicable, unless such further approval is obtained.

        Prior to the effective time of the merger, the parties may, to the extent legally allowed and except as otherwise set forth in the merger agreement:

  •
  extend the time for the performance of any of the obligations or other acts of the other party;

  •
  waive any inaccuracies in the representations and warranties made to Johnson Controls or Tyco, as applicable, contained in the merger agreement or in any document delivered pursuant thereto; and

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  waive compliance with any of the agreements or conditions for the benefit of any party, as applicable, under the merger agreement.

Any agreement by a party to such extension or waiver must be in writing signed by the applicable party. Any delay in exercising any right under the merger agreement does not constitute a waiver of such right.

Governing Law

        The merger agreement and any claim, controversy or dispute of any kind arising under is governed by the laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the law of any other jurisdiction, except that matters relating to the fiduciary duties of the board of directors of Johnson Controls shall be subject to the laws of the State of Wisconsin and matters relating to the fiduciary duties of the board of directors of Tyco shall be subject to the laws of Ireland.

Assignment

        The merger agreement cannot be assigned by any party without the prior written consent of the other parties. Notwithstanding the foregoing, a party may assign its rights or interests under the merger agreement to any wholly owned subsidiary, provided that no such assignment will relieve such party of its obligations under the merger agreement.

Specific Performance

        The parties to the merger agreement have agreed that irreparable injury would occur if any provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the valid termination of the merger agreement pursuant to the provisions described under "—Termination of the Merger Agreement; Termination Fees;

Expense Reimbursement—Termination of the Merger Agreement" above, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the merger agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the merger agreement and to any further equitable relief. The parties have agreed to waive any objections to any of the foregoing remedies (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity). In the event that any party seeks any of the foregoing remedies, such party is not required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

 LITIGATION RELATING TO THE MERGER

        On March 1, 2016, a putative class action lawsuit, Wandel v. Tyco International plc, et al., Docket No. C-000010-16, was filed in the Superior Court of New Jersey naming Tyco, the individual members of its board of directors, Johnson Controls and Merger Sub as defendants. The complaint alleges that Tyco's directors breached their fiduciary duties and exercised their powers as directors in a manner oppressive to the public shareholders of Tyco in violation of Irish law by, among other things, failing to take steps to maximize shareholder value and failing to protect against purported conflicts of interest. The complaint further alleges that Tyco, Johnson Controls and Merger Sub aided and abetted Tyco's directors in the breach of their fiduciary duties. The complaint seeks, among other things, to enjoin the merger. Johnson Controls and Tyco believe that the claims asserted by the complaint are not valid.

        On May 20, 2016, a putative class action lawsuit, Laufer v. Johnson Controls, Inc., et al., Docket No. 2016CV003859, was filed in the Circuit Court of Wisconsin, Milwaukee County, naming Johnson Controls, the individual members of its board of directors, Tyco and Merger Sub as defendants. The complaint alleges that Johnson Controls' directors breached their fiduciary duties by, among other things, failing to take steps to maximize shareholder value, seeking to benefit themselves improperly and failing to disclose material information in this joint proxy statement/prospectus. The complaint further alleges that Tyco aided and abetted Johnson Controls' directors in the breach of their fiduciary duties. The complaint seeks, among other things, to enjoin the merger. Johnson Controls and Tyco believe that the claims asserted by the complaint are not valid.

CERTAIN TAX CONSEQUENCES OF THE MERGER

U.S. Federal Income Tax Considerations

        The following is a general discussion of certain material U.S. federal income tax consequences of: (i) the Tyco share consolidation to U.S. holders and non-U.S. holders (each as defined below) of Tyco ordinary shares, (ii) the merger to U.S. holders and non-U.S. holders of Johnson Controls common stock, and (iii) the ownership and disposition of combined company ordinary shares received by U.S. holders and non-U.S. holders of Johnson Controls common stock in the merger. This discussion is based on provisions of the Code, the Treasury regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings of the IRS, judicial decisions, and the income tax treaty between Ireland and the United States (the "Ireland-U.S. tax treaty"), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the Tyco share consolidation, the merger, or as a result of the ownership and disposition of shares of the combined company. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S., tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the merger or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

        This discussion is limited to U.S. federal income tax considerations relevant to U.S. holders and non-U.S. holders that hold Johnson Controls common stock or Tyco ordinary shares, and, after the closing of the merger, combined company ordinary shares, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

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  banks or other financial institutions, underwriters, or insurance companies;

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  traders in securities who elect to apply a mark-to-market method of accounting;

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  real estate investment trusts and regulated investment companies;

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  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

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  expatriates or former long-term residents of the United States;

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  partnerships or other pass-through entities (or arrangements treated as such) or investors therein;

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  dealers or traders in securities, commodities or currencies;

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  grantor trusts;

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  persons subject to the alternative minimum tax;

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  U.S. persons whose "functional currency" is not the U.S. dollar;

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  persons who received Johnson Controls common stock or Tyco ordinary shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

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  persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Johnson Controls common stock or Tyco ordinary shares or, after the merger, the outstanding combined company ordinary shares; or

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  holders holding Johnson Controls common stock or Tyco ordinary shares, or, after the merger, combined company ordinary shares, as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction," or other integrated investment or risk reduction transaction.

        For the purposes of this discussion, the term "U.S. holder" means a beneficial owner of Johnson Controls common stock or Tyco ordinary shares, and, after the merger, combined company ordinary shares received in the merger, that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of Johnson Controls common stock or Tyco ordinary shares, and, after the merger, combined company ordinary shares received in the merger, that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

        If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Johnson Controls common stock or Tyco ordinary shares and, after the closing of the merger, combined company ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the Tyco share consolidation, the merger and the subsequent ownership and disposition of combined company ordinary shares received in the merger.

        THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TYCO SHARE CONSOLIDATION, THE MERGER OR THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OF THE COMBINED COMPANY RECEIVED IN THE MERGER. JOHNSON CONTROLS SHAREHOLDERS AND TYCO SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, THE TYCO SHARE CONSOLIDATION, AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OF THE COMBINED COMPANY RECEIVED IN THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to the Combined Company

  Tax Residence of the Combined Company for U.S. Federal Income Tax Purposes

        Under current U.S. federal tax law, a corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the combined company, which is incorporated under the laws of the Republic of Ireland, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes. These rules are relatively new and complex and there is limited guidance regarding their application.

        Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation's "expanded affiliated group" does not have "substantial business activities" in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares) as determined for purposes of Section 7874 (this test is referred to as the "80% ownership test").

        For purposes of Section 7874, the first two conditions described above will be met with respect to the merger, because Tyco will acquire indirectly all of the assets of Johnson Controls through the merger, and the combined company, including its "expanded affiliated group," is not expected to have "substantial business activities" in Ireland within the meaning of Section 7874 upon consummation of the merger. As a result, whether Section 7874 will apply to cause the combined company to be treated as a U.S. corporation for U.S. federal tax purposes following the merger should depend on the satisfaction of the 80% ownership test.

        Based on the terms of the merger, Johnson Controls shareholders are expected to own less than 80% (by both vote and value) of the ordinary shares of the combined company following the merger by reason of holding Johnson Controls common stock. However, ownership for purposes of Section 7874 is subject to various adjustments under the Code and the Treasury regulations promulgated thereunder, and there is limited guidance regarding Section 7874, including with respect to the application of the 80% ownership test. As a result, the Section 7874 ownership percentage is subject to factual and legal uncertainties. Thus, there can be no assurance that the IRS will agree with the position that the combined company should not be treated as a U.S. corporation for U.S. federal tax purposes.

        Moreover, on April 4, 2016, the U.S. Treasury and the IRS issued the Temporary Section 7874 Regulations, which, among other things, require certain adjustments that generally increase, for purposes of the Section 7874 ownership tests, the percentage of the stock of the acquiring non-U.S. corporation deemed owned (within the meaning of Section 7874) by the former shareholders of the acquired U.S. corporation by reason of holding stock in such U.S. corporation. For example, these temporary regulations disregard, for purposes of determining the Section 7874 ownership percentage, (1) any "non-ordinary course distributions" (within the meaning of the temporary regulations) made by the acquired U.S. corporation during the 36 months preceding the merger, including certain dividends and share repurchases, (2) potentially any cash consideration received by the shareholders of the acquired U.S. corporation in the acquisition to the extent such cash is, directly or indirectly, provided by the U.S. corporation in the acquisition to the extent such cash is, directly or indirectly, provided by the U.S. corporation, as well as (3) certain stock of the foreign acquiring corporation that was issued as consideration in a prior acquisition of another U.S. corporation (or U.S. partnership) during the 36 months preceding the signing date of a binding contract for the acquisition being tested.

        Based on the terms of the merger, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, Johnson Controls and Tyco currently expect that the Section 7874 ownership percentage of the Johnson Controls shareholders in the combined company should be less than 80% and accordingly the combined company is not expected to be treated as a U.S. corporation for U.S. federal tax purposes. However, whether the 80% ownership test has been satisfied must be finally determined at completion of the merger, by which time there could be adverse changes to the relevant rules and relevant facts and circumstances. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Many of these rules are contained in the Temporary Section 7874 Regulations which have only just been issued, and there is no guidance as to their application. Accordingly, there can be no assurance that the IRS would not assert that the 80% ownership test is met with respect to the merger and that accordingly the combined company should be treated as a U.S. corporation for U.S. federal tax purposes or that such an assertion would not be sustained by a court.

        In addition, any changes to the rules of Section 7874 or the Treasury regulations promulgated thereunder, or other changes of law, which could be made retroactively effective, could adversely affect the combined company's status as a non-U.S. corporation for U.S. federal income tax purposes. As described above under "—Risk Factors—Risks Related to the Business of the Combined Company," several recent legislative and other proposals have aimed to expand the scope of U.S. corporate tax residence generally or Section 7874, or otherwise address certain perceived issues arising in connection with so-called inversion transactions. Certain of these proposals, if enacted in their proposed form either prior to the closing of the merger or if made retroactively effective to transactions completed during the period that the merger occurs, would cause the combined company to be treated as a U.S. corporation for U.S. federal tax purposes. It is presently uncertain whether any such proposals or other legislation or regulatory action relating to U.S. corporate tax residence, Section 7874 or so-called inversion transactions will be enacted or adopted and, if so, what impact such proposals, legislation or regulatory action would have on the combined company. Thus, there can be no assurance that the IRS will agree with the position that the combined company should be treated as a non-U.S. corporation following the merger.

        If the combined company were to be treated as a U.S. corporation for U.S. federal tax purposes, it could be subject to substantial liability for additional U.S. income taxes. The remainder of this discussion assumes that the combined company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

  Utilization of Johnson Controls' (and its U.S. Affiliates') Tax Attributes and Ability to Engage in Certain Restructuring and Other Transactions

        Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. These limitations will potentially apply if (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the properties held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation), (ii) after the acquisition, the non-U.S. corporation's "expanded affiliated group" does not have "substantial business" activities in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities (as determined under the Treasury regulations), and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold less than 80% but at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares) as determined for purposes of the 60% ownership test. If each of these conditions is met, then the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a period beginning on the first date the U.S. corporation's properties were acquired directly or indirectly by the non-U.S. acquiring corporation and ending 10 years after the last date the U.S. corporation's properties were acquired, will be no less than that person's "inversion gain" for that taxable year. A person's inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In addition, the Temporary Section 7874 Regulations (and certain related temporary regulations issued under other provisions of the Code) broaden the definition of "inversion gain" to, among other things, include income or gain recognized by reason of certain transfers of property by certain foreign affiliates, and limit the ability to restructure the non-U.S. members of the U.S. corporation's group or access cash earned by the U.S. corporation's non-U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities.

        Based on the terms of the merger, the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder (including the Temporary Section 7874 Regulations) and based upon certain factual assumptions, Johnson Controls and Tyco currently expect that the Section 7874 ownership percentage of the Johnson Controls shareholders in the combined company should be less than 60% and accordingly the limitations and other rules described above are not expected to apply to Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) after the merger. However, whether the 60% ownership test has been satisfied must be finally determined at consummation of the merger, by which time there could be adverse changes to the relevant rules and relevant facts and circumstances. In addition, as discussed above under "—Tax Residence of the Combined Company for U.S. Federal Tax Purposes," the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing regulatory change and there can be no assurance that the IRS would not assert that the 60% ownership test is met with respect to the merger and that accordingly the foregoing limitations and rules would apply or that such an assertion would not be sustained by a court.

        If the IRS were to successfully assert that the 60% ownership test has been met, the ability of Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) to utilize certain U.S. tax attributes against income or gain recognized pursuant to certain transactions, including certain transactions expected to be undertaken in connection with the contemplated spin-off, may be limited. In such case, Johnson Controls and its U.S. affiliates (including the U.S. affiliates historically owned by Tyco) could be subject to substantial additional U.S. federal income tax liability. In addition, the ability of the combined company to restructure or access cash earned by its non-U.S. subsidiaries without significant U.S. tax liability may be limited.

U.S. Federal Income Tax Consequences of the Tyco Share Consolidation to Tyco Shareholders

        The discussion under "—U.S. Federal Income Tax Consequences of the Tyco Share Consolidation to Tyco Shareholders" constitutes the opinion of McDermott Will & Emery LLP as to the material U.S. federal income tax consequences of the Tyco share consolidation to U.S. holders and non-U.S. holders of Tyco ordinary shares, subject to the limitations, exceptions, and qualifications described herein.

  U.S. Holders

        Except as described below with respect to cash in lieu of fractional shares, no gain or loss will be recognized by a U.S. holder upon receipt of combined company ordinary shares pursuant to the Tyco share consolidation. A U.S. holder's aggregate tax basis in the combined company ordinary shares received pursuant to the Tyco share consolidation (including any fractional combined company ordinary shares deemed received as discussed below) will equal the aggregate tax basis in such U.S. holder's Tyco ordinary shares immediately prior to the Tyco share consolidation, and such U.S. holder's holding period for the ordinary shares received in the Tyco share consolidation (including any fractional combined company ordinary shares deemed received as discussed below) will include the holding period for the Tyco ordinary shares surrendered. In the case of a U.S. holder that acquired different blocks of Tyco ordinary shares at different times and at different prices, Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of Tyco ordinary shares surrendered to the combined company ordinary shares received pursuant to the Tyco share consolidation. U.S. holders that acquired different blocks of Tyco ordinary shares at different times and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares to particular combined company ordinary shares received in the Tyco share consolidation.

        A U.S. holder who receives cash in lieu of a fractional combined company ordinary share pursuant to the Tyco share consolidation will be treated as having received such fractional ordinary share and then as having received such cash upon a sale or exchange of such fractional ordinary share. Such U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of such fractional combined company ordinary share and (ii) the portion of the U.S. holder's aggregate tax basis in the Tyco ordinary shares surrendered that is allocable to such fractional share. Such capital gain or loss generally will be long term capital gain or loss if the U.S. holder's holding period for the Tyco ordinary shares surrendered exceeds one year at the effective time of the Tyco share consolidation. The deductibility of capital losses is subject to limitations.

        In general, information reporting requirements may apply to cash received by U.S. holders of Tyco ordinary shares in the Tyco share consolidation (including cash in lieu of fractional combined company ordinary shares received by such U.S. holders). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder's broker) or is otherwise subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

  Non-U.S. Holders

        Subject to the discussion below regarding information reporting and backup withholding, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax as a result of the Tyco share consolidation, except for any gain realized on the receipt of cash in lieu of fractional combined company ordinary shares if:

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  the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the merger occurs, and certain other requirements are met.

        Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. person, as described above under "—U.S. Federal Income Tax Consequences of the Tyco Share Consolidation to Tyco Shareholders—U.S. Holders." A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

        Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

        Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, cash received by a non-U.S. holder in the Tyco share consolidation (including cash in lieu of fractional combined company ordinary shares received by such non-U.S. holders), unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of the Merger to Johnson Controls Shareholders

  U.S. Holders

        The receipt of combined company ordinary shares and/or cash in exchange for Johnson Controls common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below relating to the potential application of Section 304 of the Code under "Potential Distribution Treatment Under Section 304 of the Code," a U.S. holder of shares of Johnson Controls common stock that exchanges such shares for combined company ordinary shares and/or cash in the merger will generally recognize taxable gain or loss equal to the difference between (i) the sum of the fair market value of the combined company ordinary shares and the amount of cash (including any cash received in lieu of fractional ordinary shares of the combined company) received in the merger and (ii) the U.S. holder's adjusted tax basis in the shares of Johnson Controls common stock surrendered in exchange therefor. Such gain or loss must be determined separately for each separate block of shares of Johnson Controls common stock held by such U.S. holder (i.e., shares acquired at different times and at different prices).

        Any gain or loss recognized by a U.S. holder upon the exchange of shares of Johnson Controls common stock for combined company ordinary shares and/or cash (including any cash in lieu of fractional combined company ordinary shares) generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder's holding period in its shares of Johnson Controls common stock is more than one year on the closing date of the merger. Long-term capital gains of non-corporate U.S. holders (including individuals) generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

        A U.S. holder's initial tax basis in the combined company ordinary shares received in the merger will equal the fair market value of such shares and a U.S. holder's holding period for such shares will commence on the day following the day on which the merger occurs.

        All U.S. holders are urged to consult their advisors as to the particular consequences of the exchange of Johnson Controls common stock for combined company ordinary shares pursuant to the merger.

        Information reporting and backup withholding may also apply as described below under "—Information Reporting and Backup Withholding."

  Potential Distribution Treatment Under Section 304 of the Code

        The receipt of consideration by holders of Johnson Controls common stock in the merger may be subject to Section 304 of the Code. As a result, and as further described below, instead of recognizing taxable gain or loss as described above, a holder of Johnson Controls common stock whose percentage ownership interest in the combined company (including by attribution) immediately after the merger is not lower than its percentage ownership interest in Johnson Controls (including by attribution) prior to the merger by an amount that satisfies the "substantially disproportionate" or "not essentially equivalent to a dividend" tests described below, may recognize dividend income in an amount up to the sum of the fair market value of the combined company ordinary shares and the amount of cash received in the merger, regardless of its gain realized in the merger. The ownership percentage of a holder in the combined company after the merger will be determined after taking into account sales (or purchases) of combined company ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the merger.

        The dividend treatment under Section 304 only applies if a holder's receipt of combined company ordinary shares and/or cash (including cash in lieu of fractional combined company ordinary shares) in exchange for its Johnson Controls common stock in the merger is not "substantially disproportionate" with respect to such holder, or is "essentially equivalent to a dividend." As discussed below, that determination generally requires a comparison of (x) the percentage of the outstanding Johnson Controls stock that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding Johnson Controls stock that is actually and constructively owned by the holder immediately after the merger (including indirectly as a result of owning stock in the combined company and taking into account any shares of the combined company otherwise acquired in connection with the merger).

        The merger will generally result in a "substantially disproportionate" exchange with respect to a holder if the percentage described in (y) above is less than 80% of the percentage described in (x) above. Whether the merger results in an exchange that is "not essentially equivalent to a dividend" with respect to a holder will depend on such holder's particular circumstances. At a minimum, however, for the merger to be "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in the holder's deemed percentage stock ownership of Johnson Controls, as determined by comparing the percentage described in (y) above to the percentage described in (x) above. The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a "meaningful reduction" if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage stock interest.

        In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder's option to purchase stock in addition to the stock actually owned by the holder. In addition, as noted above, in applying the "substantially disproportionate" and "not essentially equivalent to a dividend" tests to a holder, sales (or purchases) of combined company ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the merger will be taken into account. Holders should consult their own tax advisors regarding the application of these tests to them in light of their particular circumstances.

        If, as described above, a U.S. holder is treated as receiving a distribution under Section 304 of the Code in the merger, such distribution will be taxable as a dividend to the extent of such U.S. holder's allocable share of the current and accumulated earnings and profits of Johnson Controls for the taxable year of the merger. Non-corporate U.S. holders may be eligible for a reduced rate of taxation on deemed dividends arising under Section 304, subject to exceptions for short-term and hedged positions. To the extent that a corporate U.S. holder of Johnson Controls common stock is treated as having received a dividend as a result of Section 304, such dividend may constitute an "extraordinary dividend" within the meaning of Section 1059 of the Code. Corporate U.S. holders of Johnson Controls common stock should consult their own tax advisors as to the consequences of receiving such an "extraordinary dividend" in light of their particular circumstances.

        To the extent that the amount of any distribution under Section 304 exceeds a U.S. holder's allocable share of the current and accumulated earnings and profits of Johnson Controls for the taxable year of the merger, such excess will first be treated as a tax-free return of capital up to an amount equal to the amount of such U.S. holder's adjusted tax basis in its Johnson Controls common stock prior to the merger (causing a reduction, but not below zero, in such adjusted tax basis), and thereafter as capital gain recognized on a sale or exchange of the U.S. holder's common stock. The amount of any such gain will be taxed as described above under "—US. Federal Income Tax Consequences of the Merger to Holders of Johnson Controls common stock—U.S. Holders."

        Section 304 and the regulations and guidance thereunder are complex and their application to the present case is unclear. A U.S. holder that actually or constructively owns both Johnson Controls common stock and Tyco ordinary shares, or that purchases or sells combined company ordinary shares in connection with the merger, should consult its own tax advisors with respect to the application of Section 304 in light of such holder's particular circumstances (including as to its tax basis in the shares subject to Section 304). A U.S. holder of Johnson Controls common stock that also owns Tyco ordinary shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Johnson Controls or Tyco prior to the merger or in the combined company immediately after the merger.

  Non-U.S. Holders

        Subject to the discussion below relating to the potential application of Section 304 of the Code under "—Potential Distribution Treatment Under Section 304 of the Code," and subject to the discussion below under "—Information Reporting and Backup Withholding," a non-U.S. holder that exchanges Johnson Controls common stock for combined company ordinary shares and/or cash in the merger generally will not be subject to U.S. federal income or withholding tax on any gain recognized as a result of the merger unless:

  •
  the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the merger occurs, and certain other requirements are met.

        Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. person, as described above under "—U.S. Federal Income Tax Consequences of the Merger to Johnson Controls Shareholders—U.S. Holders." A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

        Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

        However, as described below under "—Potential Distribution Treatment Under Section 304 of the Code," certain non-U.S. holders may be subject to U.S. withholding tax at a 30% rate on all or a portion of the consideration received in the merger. As a result, withholding agents may withhold at a 30% rate against all non-U.S. holders, unless a withholding agent has established special procedures allowing non-U.S. holders that are exempt from such withholding tax (or eligible for a reduced rate under an applicable income tax treaty) to certify their exemption to the withholding agent. If a withholding agent withholds a portion of the merger consideration payable to a non-U.S. holder that is exempt from such withholding, the non-U.S. holder may apply for a refund.

        Information reporting and backup withholding may also apply as described below under "—Information Reporting and Backup Withholding."

  Potential Distribution Treatment Under Section 304 of the Code

        As discussed above under "—U.S. Federal Income Tax Consequences of the Merger to Johnson Controls Shareholders—U.S. Holders—Potential Distribution Treatment Under Section 304 of the Code," the receipt of merger consideration by holders of Johnson Controls common stock may be subject to Section 304 of the Code. As a result, under the circumstances described in that discussion above, certain non-U.S. holders of Johnson Controls common stock may be treated as receiving a dividend in an amount up to the sum of the fair market value of the combined company ordinary shares and the amount of cash received in the merger, regardless of the gain realized in the merger. The payment of any portion of the merger consideration that is treated as a dividend to a non-U.S. holder of Johnson Controls common stock generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified under an applicable U.S. income tax treaty). The payment of any such amounts may also be subject to other withholding, and the applicable withholding agent may reduce consideration paid in the merger to pay any withholding tax. Because it is not possible to determine the amount of Johnson Controls' current and accumulated earnings and profits until the end of the taxable year in which the merger occurs, withholding at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) will generally be imposed on the gross amount of any merger consideration treated as a distribution to a non-U.S. holder. In order to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS form to the applicable withholding agent before the consideration is paid pursuant to the merger. Non-U.S. holders may seek a refund from the IRS of any over withheld amounts.

        Section 304 and the regulations and guidance thereunder are complex and their application in the present case is unclear. A non-U.S. holder that actually or constructively owns both Johnson Controls common stock and Tyco ordinary shares, or that purchases or sells combined company ordinary shares in connection with the merger, should consult its own tax advisors with respect to the application of Section 304 in light of such holder's particular circumstances. A non-U.S. holder of Johnson Controls common stock that also owns Tyco ordinary shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Johnson Controls or Tyco prior to the merger or in the combined company immediately after the merger.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Shares of the Combined Company

        The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of combined company ordinary shares to Johnson Controls shareholders who receive such combined company ordinary shares pursuant to the merger.

  U.S. Holders

  Distributions on Shares of the Combined Company

        Subject to the discussion below under "—Passive Foreign Investment Company Status," the gross amount of any distribution on combined company ordinary shares that is made out of the combined company's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

        Distributions in excess of the combined company's current and accumulated earnings and profits for a taxable year will be treated first as a non-taxable return of capital to the extent of the U.S. holder's basis in its combined company ordinary shares, and thereafter as capital gain recognized on a sale or exchange, as described below under "—Sale, Exchange, Redemption or Other Taxable Disposition of Combined Company Ordinary Shares."

        Dividends received by non-corporate U.S. holders (including individuals) from a "qualified foreign corporation" may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury has determined that the Ireland-U.S. tax treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE (which the combined company ordinary shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that the combined company ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the combined company's status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The combined company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company (a "PFIC") for the taxable year in which it pays a dividend or for the preceding taxable year. See "—Passive Foreign Investment Company Status."

        Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the combined company may be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on the combined company ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, it is possible that the combined company will be at the closing of the merger or some time thereafter at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for U.S. foreign tax credit purposes to the extent that the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by the combined company as U.S. source income. Treatment of the combined company dividends as U.S. source income in whole or in part may limit a U.S. holder's ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of such dividends or on other items of foreign source, passive income for U.S. federal foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

  Sale, Exchange, Redemption or Other Taxable Disposition of Combined Company Ordinary Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Status," a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of combined company ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder's adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of combined company ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of combined company ordinary shares generally will be treated as U.S. source gain or loss.

  Passive Foreign Investment Company Status

        Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the combined company is treated as a PFIC for any taxable year during which such U.S. holder holds combined company ordinary shares. A non-U.S. corporation, such as the combined company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is "passive income" (as defined in the relevant provisions of the Code) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The combined company is not expected to be classified as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change.

        If the combined company were to be treated as a PFIC, unless a U.S. holder elected to be taxed annually on a mark-to-market basis with respect to its combined company ordinary shares, gain realized on any sale or exchange of such combined company ordinary shares and certain distributions received with respect to such shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends received with respect to combined company ordinary shares would not constitute qualified dividend income eligible for preferential tax rates if the combined company is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the shares of the combined company.

  Non-U.S. Holders

        In general, a non-U.S. holder of combined company ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under "—Information Reporting and Backup Withholding," U.S. federal withholding tax on any dividends received on combined company ordinary shares or any gain recognized on a sale or other disposition of combined company ordinary shares (including any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder's shares of the combined company) unless:

  •
  the dividend or gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  in the case of gain only, such non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

        A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        In general, information reporting requirements may apply to cash received by U.S. holders of Johnson Controls common stock and Tyco ordinary shares in the merger (including cash in lieu of fractional combined company ordinary shares received by such U.S. holders), dividends received by U.S. holders of combined company ordinary shares, and the proceeds received on the disposition of combined company ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder's broker) or is otherwise subject to backup withholding.

        Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to combined company ordinary shares, subject to certain exceptions (including an exception for combined company ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold combined company ordinary shares. Such U.S. holders should consult their tax advisors regarding information reporting requirements relating to their ownership of combined company ordinary shares.

        Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, cash received by a non-U.S. holder in the merger (including cash in lieu of fractional combined company ordinary shares received by such non-U.S. holders), unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to combined company ordinary shares and proceeds from the sale or other disposition of combined company ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Irish Tax Considerations

Scope of Discussion

        The following is a summary of the material Irish tax consequences of the merger to certain beneficial owners of Johnson Controls common stock and the ownership and disposal of combined company ordinary shares received upon the consummation of the merger by such owners. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the Johnson Controls shareholders or combined company shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

        The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and Johnson Controls shareholders or combined company shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the merger and of the acquisition, ownership and disposal of combined company ordinary shares. The summary applies only to Johnson Controls shareholders or combined company shareholders who hold their Johnson Controls common stock, and will own combined company ordinary shares, as capital assets and does not apply to other categories of shareholders or shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders or shareholders who acquired their Johnson Controls common stock or who have, or who are deemed to have, acquired their combined company ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

        The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

  Non-Irish Resident Shareholders

        Johnson Controls shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their Johnson Controls common stock in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish CGT on the cancellation of their Johnson Controls common stock, or on the receipt of combined company ordinary shares and/or cash pursuant to the merger.

        Any subsequent disposal of combined company ordinary shares will not be within the charge to Irish CGT provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.

  Irish Resident Shareholders

        Johnson Controls shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Johnson Controls shareholders that hold their Johnson Controls common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT arising on the cancellation of their Johnson Controls common stock pursuant to the merger. Such shareholders should consult their own tax advisors as to the Irish tax consequences of the merger.

        A subsequent disposal of combined company ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes or who holds his or her shares in connection with a trade carried on by such person through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT.

        A shareholder of the combined company who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon subsequent disposal of combined company ordinary shares during the period in which such individual is a non-resident.

Stamp Duty

        The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

        No stamp duty should be payable on the cancellation of the Johnson Controls common stock or the issue of combined company ordinary shares pursuant to the merger.

        Irish stamp duty may, depending on the manner in which the shares in the combined company are held, be payable in respect of transfers of combined company ordinary shares.

  Shares Held Through DTC

        A transfer of combined company ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most ordinary shares of the combined company are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.

  Shares Held Outside of DTC or Transferred Into or Out of DTC

        A transfer of combined company ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

  •
  there is no change in the beneficial ownership of such shares as a result of the transfer; and

  •
  the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

        Due to the potential Irish stamp charge on transfers of combined company ordinary shares held outside of DTC, it is strongly recommended that those Johnson Controls shareholders who do not hold their Johnson Controls common stock through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Johnson Controls common stock into DTC as soon as possible and before the merger is consummated.

Withholding Tax on Dividends (DWT)

        Distributions made by the combined company will, in the absence of one of many exemptions, be subject to DWT currently at a rate of 20%.

        For DWT purposes, a distribution includes any distribution that may be made by the combined company to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, the combined company is responsible for withholding DWT prior to making such distribution.

  General Exemptions

        Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from the combined company if such shareholder is beneficially entitled to the dividend and is either:

  •
  a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, see Annex F to this joint proxy statement/prospectus);

  •
  a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

  •
  a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

  •
  a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

  •
  a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to "—Shares Held by U.S. Resident Shareholders" below), the combined company or, in respect of shares held through DTC, any qualifying intermediary appointed by the combined company, has received from the shareholder, where required, the relevant DWT Forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the shareholder where required should furnish the relevant DWT Forms to:

  •
  its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or

  •
  the combined company's transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

        Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information contained on this website is not incorporated by reference into this joint proxy statement/prospectus.

        Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

        For non-Irish resident combined company shareholders that cannot avail themselves of one of Ireland's domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

  Shares Held by U.S. Resident Shareholders

        Dividends paid in respect of combined company ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company). It is strongly recommended that such shareholders, including Johnson Controls shareholders who are U.S. residents and who receive combined company ordinary shares pursuant to the merger, ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company).

        Dividends paid in respect of combined company ordinary shares that are held outside of DTC and are owned by a former Johnson Controls shareholder who is a resident of the United States will not be subject to DWT if such shareholder satisfies the conditions of one of the exemptions referred to above under the heading "—General Exemptions," including the requirement to provide a completed IRS issued Form 6166 or a valid DWT Form to the combined company's transfer agent at least seven business days before the record date for the dividend to confirm its U.S. residence and claim an exemption. It is strongly recommended that Johnson Controls shareholders who are U.S. residents and who receive combined company ordinary shares (which are to be held outside of DTC) pursuant to the merger complete the appropriate IRS Form 6166 or a DWT Form and provide them to the combined company's transfer agent as soon as possible after receiving their combined company ordinary shares.

        If any shareholder that is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

  Shares Held by Residents of Relevant Territories Other Than the United States

        Shareholders who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading "—General Exemptions," including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to the combined company's transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders, including Johnson Controls shareholders who are residents of Relevant Territories other than the U.S. and who receive combined company ordinary shares pursuant to the merger, complete the appropriate DWT Forms and provide them to their brokers or the combined company's transfer agent, as the case may be, as soon as possible after receiving their shares.

        If any shareholder who is resident in a Relevant Territory receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

  Shares Held by Residents of Ireland

        Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT Forms) will be subject to DWT in respect of dividends paid on their combined company ordinary shares.

        Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to the combined company's transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

        Combined company shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisors.

  Shares Held by Other Persons

        Combined company shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

        Dividends paid in respect of combined company ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are residents in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a Relevant Territory, no partner is entitled to exemption from DWT.

  Qualifying Intermediary

        Prior to paying any dividend, the combined company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a "qualifying intermediary," which will provide for certain arrangements relating to distributions in respect of shares of the combined company that are held through DTC (the "deposited securities"). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the deposited securities after the combined company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

        The combined company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms.

Income Tax on Dividends Paid on Combined Company Ordinary Shares

        Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

        A combined company shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from the combined company. An exception to this position may apply where such shareholder holds combined company ordinary shares through a branch or agency in Ireland through which a trade is carried on.

        A combined company shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability to the universal social charge. The DWT deducted by the combined company discharges the liability to income tax and the universal social charge. An exception to this position may apply where the shareholder holds combined company ordinary shares through a branch or agency in Ireland through which a trade is carried on.

        Irish resident or ordinarily resident shareholders may be subject to Irish tax and (in the case of an individual) the universal social charge and/or Pay Related Social Insurance on dividends received from the combined company. Such combined company shareholders should consult their own tax advisors.

Capital Acquisitions Tax (CAT)

        CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of combined company ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because combined company ordinary shares are regarded as property situated in Ireland for Irish CAT purposes as the share register of the combined company must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

        CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €280,000 in respect of taxable gifts or inheritances received from their parents. Combined company shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

        There is also a "small gift exemption" from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

        THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. JOHNSON CONTROLS SHAREHOLDERS AND COMBINED COMPANY SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF COMBINED COMPANY ORDINARY SHARES.

 COMPARATIVE PER SHARE MARKET PRICE INFORMATION

        The table below sets forth, for the fiscal quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of Johnson Controls common stock, which trades on the NYSE under the symbol "JCI," and Tyco ordinary shares which trade on the NYSE under the symbol "TYC."

	Johnson Controls Common Stock			Tyco Ordinary Shares
	High	Low	Dividend Declared	High	Low	Dividend Declared
2013
First Quarter	$30.74	$24.75	$0.19	$27.73	$26.17	$0.15
Second Quarter	$35.17	$30.30	$0.19	$32.49	$28.33	$0.15
Third Quarter	$38.33	$31.95	$0.19	$34.82	$30.62	$0.16
Fourth Quarter	$43.49	$35.43	$0.19	$35.95	$31.98	$0.16
2014
First Quarter	$51.90	$39.42	$0.22	$40.27	$34.07	$0.16
Second Quarter	$52.50	$43.85	$0.22	$44.10	$39.15	$0.16
Third Quarter	$50.71	$43.16	$0.22	$46.64	$40.15	$0.18
Fourth Quarter	$51.60	$43.74	$0.22	$46.09	$42.44	$0.18
2015
First Quarter	$50.92	$38.60	$0.26	$44.84	$38.15	$0.18
Second Quarter	$52.00	$44.32	$0.26	$44.83	$39.89	$0.18
Third Quarter	$54.52	$49.14	$0.26	$43.71	$39.03	$0.205
Fourth Quarter	$51.85	$38.48	$0.26	$39.55	$33.75	$0.205
2016
First Quarter	$47.32	$38.51	$0.29	$37.61	$30.84	$0.205
Second Quarter	$39.21	$33.62	$0.29	$36.93	$28.94	$0.205
Third Quarter (through June 3, 2016)	$44.99	$37.21	$0.29	$43.50	$34.46	—

        On January 22, 2016, the last full trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Johnson Controls common stock on the NYSE was $35.60 and the closing sale price per share of Tyco ordinary shares on the NYSE was $30.59. On [                        ], 2016, the latest practicable full trading day before the date of this joint proxy statement/prospectus, the closing sale price per share of Johnson Controls common stock on the NYSE was $[            ] and the closing sale of per Tyco ordinary share on the NYSE was $[            ].

        Under the terms of the merger agreement, the estimated implied value of the merger consideration is $[            ] per share of Johnson Controls common stock, based on the closing price per share of Johnson Controls common stock on [                        ], 2016.

        The Tyco board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based upon compliance with applicable Irish law, compliance with Tyco's articles of association, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the Tyco board of directors considers important. While Tyco anticipates that if the merger were not consummated it would maintain dividends at the current level for the foreseeable future, there are no assurances that it will continue to pay dividends at this level, or at all. Under the merger agreement, until the effective time of the merger, Tyco is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than quarterly cash dividends with respect to Tyco ordinary shares not in excess of $0.205 per share per quarter.

        The Johnson Controls board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based on compliance with the laws of the state of Wisconsin, compliance with agreements governing Johnson Controls' indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the Johnson Controls board of directors considers important. While Johnson Controls anticipates that if the merger were not consummated it would maintain dividends at the current level for the foreseeable future, there are no assurances that it will continue to pay dividends at this level, or at all. Under the merger agreement, until the effective time of the merger, Johnson Controls is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than quarterly cash dividends with respect to Johnson Controls common stock not in excess of $0.29 per share per quarter.

        The above tables show only historical comparisons. Johnson Controls shareholders and Tyco shareholders are urged to obtain current market quotations for Johnson Controls common stock and Tyco ordinary shares and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of combined company ordinary shares pursuant to the merger agreement or to adopt the merger agreement, as applicable. Although the exchange ratio is fixed, the market price of Tyco ordinary shares and Johnson Controls common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. No assurance can be given concerning the market price of Tyco ordinary shares and Johnson Controls common stock before or after the effective time of the merger. Changes in the market price of Tyco ordinary shares prior to the effective time of the merger will affect the market value of the merger consideration that Johnson Controls shareholders will receive upon consummation of the merger.

 UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The unaudited pro forma combined financial information is presented to illustrate the estimated effects of the pending merger between Johnson Controls and Tyco, which was announced on January 25, 2016, and other activities contemplated by the merger agreement based on the historical financial position and results of operations of Johnson Controls and Tyco. It is presented as follows:

  •
  The unaudited pro forma combined statement of financial position as of March 31, 2016 was prepared based on (i) the historical unaudited consolidated statement of financial position of Johnson Controls as of March 31, 2016 and (ii) the historical unaudited consolidated balance sheet of Tyco as of March 25, 2016.

  •
  The unaudited pro forma combined statement of income for the fiscal year ended September 30, 2015 was prepared based on (i) the historical audited consolidated statement of income of Johnson Controls for the fiscal year ended September 30, 2015 and (ii) the historical audited consolidated statement of operations of Tyco for the fiscal year ended September 25, 2015.

  •
  The unaudited pro forma combined statement of income for the six months ended March 31, 2016 was prepared based on (i) the historical unaudited consolidated statement of income of Johnson Controls for the six months ended March 31, 2016 and (ii) the historical unaudited consolidated statement of operations of Tyco for the six months ended March 25, 2016.

        The merger will be accounted for as a reverse acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, "Business Combinations," ("ASC 805"). Johnson Controls will be the acquirer solely for financial accounting purposes. The unaudited pro forma combined financial information set forth below primarily gives effect to the following:

  •
  adjustments to conform the accounting policies of Tyco to those of Johnson Controls;

  •
  application of the acquisition method of accounting in connection with the merger;

  •
  repayment of certain existing debt facilities and new or assumed borrowings under new debt facilities in connection with the merger;

  •
  transaction costs in connection with the merger and related financing;

  •
  issuance of new equity in connection with the merger;

  •
  Tyco's planned 0.955 for 1 share consolidation in connection with the merger; and

  •
  Johnson Controls' planned spin-off of the Automotive Experience business.

        The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the combination been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company. The accompanying unaudited pro forma combined statements of income do not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

        The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under existing U.S. GAAP standards, which are subject to change. Johnson Controls will be deemed the acquirer in the merger for accounting purposes and Tyco will be treated as the acquiree, based on a number of factors considered at the time of preparation of this joint proxy statement/prospectus. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Johnson Controls intends to complete the valuations and other studies upon completion of the merger and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the merger. The assets and liabilities of Tyco have been measured based on various preliminary estimates using assumptions that Johnson Controls believes are reasonable, based on information that is currently available. In addition, the proposed merger has not yet received all necessary approvals from governmental authorities. Under the HSR Act and other relevant laws and regulations, before the closing of the merger, there are significant limitations regarding what Johnson Controls can learn about Tyco. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma financial information prepared in accordance with the rules and regulations of the SEC. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined company's future results of operation and financial position.

        The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by Johnson Controls. Upon completion of the merger, Johnson Controls will perform a detailed review of Tyco's accounting policies. As a result of that review, Johnson Controls may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. Additionally, certain financial information of Tyco as presented in its historical consolidated financial statements has been reclassified to conform to the historical presentation in Johnson Controls' consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information. Transactions between Johnson Controls and Tyco during the periods presented in the unaudited pro forma combined financial information were not significant.

        The unaudited pro forma combined statements of income for the fiscal year ended September 30, 2015 and the six months ended March 31, 2016 assume the transaction occurred on October 1, 2014. The unaudited pro forma combined statement of financial position as of March 31, 2016 assumes the transaction occurred on March 31, 2016.

        This unaudited pro forma combined financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of Johnson Controls and Tyco that are incorporated by reference into this joint proxy statement/prospectus:

  •
  Separate historical financial statements of Johnson Controls as of and for the year ended September 30, 2015 and the related notes included in Johnson Controls' Annual Report on Form 10-K for the year ended September 30, 2015 that Johnson Controls filed with the SEC on November 18, 2015, portions of which (including Part I, Item 1. Business, and the following items from Part II of the Annual Report: Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis and Item 8. Financial Statements and Supplementary Data) were recast in Johnson Controls' Current Report on Form 8-K filed with the SEC on March 3, 2016;

  •
  Separate historical financial statements of Tyco as of and for the year ended September 25, 2015 and the related notes in Tyco's Annual Report on Form 10-K for the year ended September 25, 2015 that Tyco filed with the SEC on November 13, 2015, portions of which (including the following items from Part II of the Annual Report: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Financial Statements and Supplementary Data and Item 9A. Controls and Procedures) were recast in Tyco's Current Report on Form 8-K filed with the SEC on March 11, 2016;

  •
  Separate historical financial statements of Johnson Controls as of and for the six months ended March 31, 2016 and the related notes included in Johnson Controls' Quarterly Report on Form 10-Q for the period ended March 31, 2016 that Johnson Controls filed with the SEC on April 29, 2016; and

  •
  Separate historical financial statements of Tyco as of and for the six months ended March 25, 2016 and the related notes included in Tyco's Quarterly Report on Form 10-Q for the period ended March 25, 2016 that Tyco filed with the SEC on April 29, 2016.

        For more information regarding such historical consolidated financial statements and related notes, see "Where You Can Find More Information."

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION
As of March 31, 2016
(In millions)

	Historical
	Johnson Controls Inc.	Tyco International PLC	Reclassification(2)	Pro Forma Merger Adjustments		Pro Forma Merger Sub-Total	Automotive Experience Spin-off(9)	Pro Forma Combined
Assets
Current Assets:
Cash and cash equivalents	$358	$345	$—	$(284)	6a	$419	$(66)	$353
Accounts receivable—net	5,987	1,722	—	—		7,709	(2,194)	5,515
Inventories	2,922	670	—	136	6b	3,728	(734)	2,994
Prepaid expenses and other	—	864	(864)	—		—	—	—
Deferred income taxes	—	62	(62)	—		—	—	—
Assets held for sale	17	—	—	—		17	—	17
Other current assets	1,774	—	926	(38)	6c	2,662	(679)	1,983

Total current assets	11,058	3,663	—	(186)		14,535	(3,673)	10,862
Property, plant and equipment—net	6,397	1,189	—	237	6d	7,823	(2,172)	5,651
Goodwill	7,042	4,460	—	7,866	6e	19,368	(2,390)	16,978
Other intangible assets—net	1,576	1,025	—	6,185	6f	8,786	(121)	8,665
Investments in partially-owned affiliates	2,736	—	—	—		2,736	(1,768)	968
Other noncurrent assets	2,390	1,274	—	(548)	6g	3,116	(531)	2,585

Total assets	$31,199	$11,611	$—	$13,554		$56,364	$(10,655)	$45,709

Liabilities and Equity
Short-term debt	$1,236	$—	$400	$944	6h	$2,580	$(132)	$2,448
Current portion of long-term debt	647	—	—	(150)	6h	497	(7)	490
Loans payable and current maturities of long-term debt	—	400	(400)	—		—	—	—
Accounts payable	5,360	797	—	—		6,157	(2,594)	3,563
Accrued compensation and benefits	947	—	272	(11)	6i	1,208	(338)	870
Accrued and other current liabilities	—	1,643	(1,643)	—		—	—	—
Deferred revenue	—	393	(393)	—		—	—	—
Other current liabilities	3,602	—	1,764	(127)	6j	5,239	(907)	4,332

Total current liabilities	11,792	3,233	—	656		15,681	(3,978)	11,703
Long-term debt	5,143	2,159	—	3,434	6k	10,736	(32)	10,704
Deferred revenue	—	285	(285)	—		—	—	—
Pension and postretirement benefits	781	—	475	(211)	6l	1,045	(105)	940
Other noncurrent liabilities	2,364	1,756	(190)	1,176	6m	5,106	(368)	4,738

Total liabilities	20,080	7,433	—	5,055		32,568	(4,483)	28,085
Redeemable noncontrolling interests	237	—	—	—		237	(42)	195
Common stock	718	4	—	(713)	6n	9	—	9
Treasury stock, at cost	(3,163)	(15)	—	3,163	6n	(15)	—	(15)
Capital in excess of par value	3,088	769	—	9,740	6n	13,597	—	13,597
Retained earnings	10,380	5,213	—	(5,520)	6n	10,073	(6,293)	3,780
Accumulated other comprehensive loss	(1,039)	(1,829)	—	1,829	6n	(1,039)	314	(725)

Shareholders' equity attributable to Johnson Controls and Tyco	9,984	4,142	—	8,499		22,625	(5,979)	16,646
Noncontrolling interests	898	36	—	—		934	(151)	783

Total equity	10,882	4,178	—	8,499		23,559	(6,130)	17,429

Total liabilities and equity	$31,199	$11,611	$—	$13,554		$56,364	$(10,655)	$45,709

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
Fiscal Year Ended September 30, 2015
(In millions, except per share data)

	Historical
	Johnson Controls Inc.	Tyco International PLC	Reclassification(2)	Pro Forma Merger Adjustments		Pro Forma Merger Sub-Total		Automotive Experience Spin-off(9)	Pro Forma Combined
Net Sales
Products and systems	$33,513	$5,965	$—	$(35)	7a	$39,443		$(20,079)	$19,364
Services	3,666	3,937	—	—		7,603		—	7,603

	37,179	9,902	—	(35)		47,046		(20,079)	26,967
Cost of sales
Products and systems	28,214	4,072	—	6		32,292		(18,163)	14,129
Services	2,518	2,198	—	110		4,826		—	4,826

	30,732	6,270	—	116	7b	37,118		(18,163)	18,955

Gross profit	6,447	3,632	—	(151)		9,928		(1,916)	8,012
Selling, general and administrative expenses	(3,986)	(2,573)	(12)	(295)	7c	(6,866)		795	(6,071)
Restructuring and impairment costs	(397)	(175)	—	—		(572)		182	(390)
Net financing charges	(288)	—	(168)	(87)	7d	(543)		14	(529)
Equity income	375	—	11	—		386		(295)	91
Interest income	—	15	(15)	—		—		—	—
Interest expense	—	(102)	102	—		—		—	—
Other expense—net	—	(82)	82	—		—		—	—

Income from continuing operations before income taxes	2,151	715	—	(533)		2,333		(1,220)	1,113
Income tax provision	600	100	—	(120)	7e	580		(529)	51

Income from continuing operations	1,551	615	—	(413)		1,753		(691)	1,062
Income (loss) from continuing operations attributable to noncontrolling interests	112	(2)	—	—		110		(66)	44

Net income from continuing operations attributable to controlling shareholders	$1,439	$617	$—	$(413)		$1,643		$(625)	$1,018

Basic earnings per share attributable to controlling shareholders from continuing operations	$2.20					$1.75			$1.08
Diluted earnings per share attributable to controlling shareholders from continuing operations	$2.18					$1.73			$1.07
Weighted average number of shares outstanding:
Basic	655.2					938.8	(8)		938.8
Diluted	661.5					950.8	(8)		950.8

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
Six Months Ended March 31, 2016
(In millions, except per share data)

	Historical
	Johnson Controls Inc.	Tyco International PLC	Reclassification(2)	Pro Forma Merger Adjustments		Pro Forma Merger Sub-Total		Automotive Experience Spin-off(9)	Pro Forma Combined
Net Sales
Products and systems	$16,214	$2,806	$—	$(16)	7a	$19,004		$(8,531)	$10,473
Services	1,746	1,901	—	—		3,647		—	3,647

	17,960	4,707	—	(16)		22,651		(8,531)	14,120
Cost of sales
Products and systems	13,404	1,930	—	(8)		15,326		(7,713)	7,613
Services	1,194	1,042	—	44		2,280		—	2,280

	14,598	2,972	—	36	7b	17,606		(7,713)	9,893

Gross profit	3,362	1,735	—	(52)		5,045		(818)	4,227
Selling, general and administrative expenses	(2,226)	(1,175)	(24)	(26)	7c	(3,451)		480	(2,971)
Merger costs	—	(26)	26	—		—		—	—
Restructuring and impairment costs	(229)	(16)	—	—		(245)		169	(76)
Net financing charges	(142)	—	(206)	(44)	7d	(392)		5	(387)
Equity income	253	—	1	—		254		(171)	83
Interest income	—	8	(8)	—		—		—	—
Interest expense	—	(46)	46	—		—		—	—
Other expense—net	—	(165)	165	—		—		—	—

Income from continuing operations before income taxes	1,018	315	—	(122)		1,211		(335)	876
Income tax provision	997	99	—	(37)	7e	1,059		(906)	153

Income from continuing operations	21	216	—	(85)		152		571	723
Income (loss) from continuing operations attributable to noncontrolling interests	101	(1)	—	—		100		(40)	60

Net income (loss) from continuing operations attributable to controlling shareholders	$(80)	$217	$—	$(85)		$52		$611	$663

Basic earnings (loss) per share attributable to controlling shareholders from continuing operations	$(0.12)					$0.06			$0.70
Diluted earnings (loss) per share attributable to controlling shareholders from continuing operations	$(0.12)					$0.05			$0.70
Weighted average number of shares outstanding:
Basic	648.2					941.6	(8)		941.6
Diluted	648.2					950.1	(8)		950.1

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of Transaction

        On January 24, 2016, Johnson Controls entered into an Agreement and Plan of Merger (the "merger agreement") with Tyco and certain other parties named, including Merger Sub. Pursuant to the merger agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Johnson Controls (the "merger"), with Johnson Controls surviving the merger as an indirect wholly owned subsidiary of Tyco. At the effective time of the merger, Tyco will change its name to "Johnson Controls plc."

        As a result of the merger, each outstanding share of Johnson Controls common stock, other than shares held by Johnson Controls, its subsidiaries, Tyco, or Merger Sub, will be converted into the right to receive (subject to proration as described below), at the holder's election, either: (i) one (1) ordinary share of the combined company or (ii) an amount in cash equal to $34.88. Elections will be prorated so that Johnson Controls shareholders will receive in the aggregate approximately $3,864 million of cash in the merger. The exchange ratio takes into account the effects of the Tyco share consolidation contemplated by the merger agreement whereby, immediately prior to the merger, every issued and unissued ordinary share of Tyco will be consolidated into 0.955 of a share of Tyco. After consummation of the merger, Johnson Controls shareholders and Tyco shareholders are expected to own approximately 56% and 44%, respectively, of the issued and outstanding ordinary shares of the combined company.

        Tyco expects to finance the cash consideration for the merger and fees, expenses and costs related to the transactions with $4,000 million of debt financing. In connection with the contemplated debt financing, on March 10, 2016, Tyco International Holding S.à.r.l ("TSarl") entered into a Term Loan Credit Agreement (the "Term Loan Agreement") with Citibank, N.A., as Administrative Agent, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint book runners, providing for a three and a half year senior unsecured term loan facility in the amount of $4,000 million to finance the cash consideration for, and fees, expenses, and costs incurred in connection with, the merger. TSarl expects to borrow $4,000 million under the Term Loan Agreement simultaneously with the closing of the merger.

2. Basis of Presentation

        The unaudited pro forma combined financial information is prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma combined financial information to give effect to unaudited pro forma events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of income, are expected to have a continuing impact on the results of operations of the combined company.

        The spin-off of Johnson Controls' Automotive Experience business is expected to be completed following the consummation of the merger by means of a pro rata, taxable distribution to the holders of the combined company's ordinary shares, which would result in the Automotive Experience business becoming an independent publicly traded company named Adient. It is currently expected that the separation will generally proceed in substantially the same manner as originally planned and on the timeline previously announced by Johnson Controls, with such adjustments to reflect the distributing corporation reflected as those of the combined company instead of Johnson Controls. Accordingly, the unaudited pro forma financial information of the combined company after giving effect to the merger has been further adjusted to reflect the planned distribution of the Automotive Experience business, which management has assessed as probable of occurring. The unaudited pro forma financial information related to the planned spin-off of the Automotive Experience business has been prepared in accordance with the discontinued operations guidance in ASC 205, "Financial Statement Presentation" ("ASC 205") and therefore does not reflect what Johnson Controls' or Adient's results of operations would have been on a stand-alone basis and are not necessarily indicative of Johnson Controls' or Adient's future results of operations. As such, the unaudited pro forma combined financial statements of income do not allocate any general corporate overhead expenses of Johnson Controls to the Automotive Experience business.

        The merger will be treated as a business combination for accounting purposes, with Johnson Controls as the deemed accounting acquirer and Tyco the deemed acquiree. Therefore, the historical basis of Johnson Controls' assets and liabilities will not be affected by the merger, and the accounting policies of Johnson Controls will be applied (see Note 3). In identifying Johnson Controls as the acquiring entity, the companies took into account the structure of the merger and other activities contemplated by the merger agreement, relative outstanding share ownership, the composition of the combined company's board of directors, and the designation of certain senior management positions of the combined company. See "Accounting Treatment of the Merger," for further discussion.

        The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The acquisition method of accounting, in accordance with ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement" ("ASC 820").

        ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair value measurements, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold. Additionally, the fair value may not reflect management's intended use for those assets.

        Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

        Fair value estimates were determined based on preliminary discussions between Johnson Controls and Tyco management, due diligence efforts, and information available in public filings. The allocation of the aggregate merger consideration used in the preliminary unaudited pro forma combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change as of the effective time of the merger. The final determination of the allocation of the aggregate merger consideration will be based on the actual tangible and intangible assets and the liabilities of Tyco at the effective time of the merger (see Note 5).

        For pro forma purposes, the valuation of consideration transferred is based on, amongst other things, the share price of Johnson Controls on May 3, 2016 of $40.86 per share. This is used for pro forma purposes only. The consideration transferred will ultimately be based on the closing date share price of Johnson Controls stock on the closing date of the merger, and could materially change. In addition, the fair value of Tyco equity awards was estimated based on Tyco's closing share price at May 3, 2016 of $37.79 per share.

        Tyco operates under a 52 or 53-week fiscal year that ends on the last Friday in September and the first three fiscal quarters that end on the last Friday of each quarter. Johnson Controls operates on a fiscal year that ends on September 30 of each year and the first three fiscal quarters that end on the last day of each quarter. This resulted in a five day difference in the close of the 2015 fiscal years and a six day difference in the close of the first six months ended in fiscal 2016. Because the historical statements of income of each company represent full and equivalent annual and quarterly periods, no adjustments have been made to align the fiscal years or quarters. Management is not aware of any significant transactions occurring outside the normal course of business entered into by Tyco from September 25, 2015 to September 30, 2015 or from March 25, 2016 to March 31, 2016.

        The unaudited pro forma combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The unaudited pro forma combined financial information has not been adjusted to give effect to certain expected financial benefits of the merger, such as tax savings, cost synergies or revenue synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities. Also, the unaudited pro forma combined financial information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the combination that are not expected to have a continuing impact on the business of the combined company. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, the closing of the merger are not included in the unaudited pro forma combined statements of income. However, the impact of such transaction expenses is reflected in the unaudited pro forma combined statement of financial position as a decrease to retained earnings and as a decrease to cash.

        Certain amounts from the historical consolidated financial statements of Tyco were reclassified to conform their presentation to that of Johnson Controls.

3. Accounting Policies

        Johnson Controls has completed a preliminary review of accounting policies for purposes of the unaudited pro forma combined financial information, during which review, Johnson Controls identified the following differences in accounting policies:

        Adoption of ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes"

        In November 2015, the FASB issued authoritative guidance intended to simplify the presentation of deferred income taxes. Under the new guidance, deferred tax liabilities and deferred tax assets are to be classified as noncurrent in the statement of financial position. This guidance is effective for Johnson Controls and Tyco in the first quarter of fiscal 2018, with early adoption permitted on a prospective or retrospective basis. Johnson Controls early adopted the standard during the quarter ended December 31, 2015 on a retrospective basis, and Tyco has not yet adopted the standard. See 6(c), 6(g), 6(j) and 6(m).

Accounting for Defined Benefits

        Net actuarial gains or losses and changes in the fair value of plan assets for its defined benefit plans are recognized by Johnson Controls immediately upon remeasurement in the statement of income, and by Tyco initially in other comprehensive income. In order to align Tyco to Johnson Controls' accounting policy, accumulated unamortized actuarial losses were removed from Tyco's accumulated other comprehensive loss as of March 31, 2016, with an offset to retained earnings. For the year ended September 30, 2015, the adjustment required to reflect the loss for the fiscal year on a mark-to-market basis and the reversal of amortization of actuarial losses that were included in Tyco's historical financial statements was recorded within cost of sales and selling, general and administrative expenses based on the classification of the underlying participants (see 7(b) and 7(c) ). For the six months ended March 31, 2016, the reversal of amortization of actuarial losses that were included in Tyco's historical financial statements was recorded in selling, general and administrative expenses (see 7(c)).

        Upon completion of the merger, Johnson Controls will perform a detailed review of Tyco's accounting policies. As a result of that review, Johnson Controls may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, Johnson Controls is not aware of any other significant differences in accounting policies.

4. Estimated Merger Consideration

        The total estimated merger consideration is calculated as follows (in millions, except for share data):

Number of Tyco ordinary shares outstanding as of May 3, 2016	425,681,779
Tyco share consolidation ratio	0.955

Tyco ordinary shares outstanding following the share consolidation and immediately prior to the merger(1)	406,526,099
Johnson Controls share price as of May 3, 2016	$40.86

Fair value of equity portion of the merger consideration	$16,611
Fair value of Tyco equity awards(2)	$201

Total estimated merger consideration	$16,812

(1)
As newly issued Tyco shares will be exchanged for shares of Johnson Controls on a 1 for 1 basis, the amount of shares outstanding immediately following the pre-merger share consolidation equals the number of Johnson Controls shares that Johnson Controls would theoretically be required to issue in order to maintain the respective post-merger ownership percentages of the combined company held by Tyco and Johnson Controls.

(2)
Fair value calculated as of May 3, 2016 and assuming a transaction closing date of October 1, 2016. The total fair value of Tyco equity awards of $281 million was allocated between total estimated merger consideration of $201 million and post-merger compensation expense of $80 million based on the portion of the total service period of the underlying awards that will have been completed by the estimated transaction closing date of October 1, 2016. Upon completion of the merger, it is probable that a portion of the post-merger compensation expense will be accelerated in the financial statements of the combined company due to the likelihood that certain Tyco employees will be terminated in conjunction with the transaction. However, at this time, the number of awards that will be accelerated as a result of the merger is not known, as Tyco awards contain "double triggers" requiring a change in control as well as termination of employment in order to accelerate vesting. An estimate cannot be reasonably made as it would require highly uncertain and unsubstantiated assumptions to be made, and therefore would not result in factually supportable adjustments to the unaudited combined pro forma financial information. Accordingly, no pro forma adjustment has been recorded to reflect the potential acceleration of equity awards for employees terminated in connection with the merger.

        The estimate of consideration expected to be transferred reflected in these unaudited pro forma combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated. For purposes of these unaudited pro forma combined financial statements, the market price of Johnson Controls common stock on May 3, 2016 was used to calculate the estimate of consideration expected to be transferred. However, the fair value of equity securities issued as the consideration transferred will be measured using the market price of Johnson Controls common stock on the closing date. An increase/decrease of 25% in Johnson Controls' share price would increase/decrease the total consideration by $4,153 million, which would be reflected in these unaudited pro forma combined financial statements as an increase or decrease to goodwill. The actual purchase price will fluctuate until the closing of the merger.

5. Purchase Accounting Adjustments

        The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Johnson Controls in the merger, reconciled to estimate merger consideration (in millions):

	Amounts as of Acquisition Date
Book value of net assets acquired at March 31, 2016	$4,178
Adjusted for:
Noncontrolling interests	(36)
Elimination of existing goodwill and intangible assets	(5,485)

Adjusted book value of net assets acquired	(1,343)
Adjustments to:
Inventories	136	6	(b)
Property, plant and equipment	237	6	(d)
Other intangible assets	7,210	6	(f)
Other noncurrent assets	(444)	6	(g)
Other current liabilities	50	6	(j)
Long-term debt	(56)	6	(k)
Other noncurrent liabilities	(1,304)	6	(m)
Goodwill	12,326	6	(e)

Estimate of consideration expected to be transferred	$16,812

6. Balance Sheet Adjustments

        The following represents an explanation of the various adjustments to the unaudited pro forma combined statement of financial position.

  (a)
  Cash and cash equivalents

    Cash and cash equivalents has been adjusted for the following (in millions):

Net Tyco borrowings deemed to be assumed by Johnson Controls(1)	$3,975
Cash contributed by Tyco used to purchase shares of Johnson Controls(2)	(3,864)
Repayment of Johnson Controls debt(3)	(1,186)
Short-term borrowings by Johnson Controls(4)	1,358
Johnson Controls pension and deferred compensation liabilities(5)	(405)
Tyco unfunded deferred compensation liability(6)	(24)
Johnson Controls transaction costs(7)	(59)
Tyco transaction costs(8)	(79)

Total pro forma adjustment to cash and cash equivalents	$(284)

(1)
Represents proceeds expected to be received from debt to be issued by Tyco in connection with the merger net of deferred financing fees of $25 million, which will be assumed by Johnson Controls. See 6(k).

(2)
Represents cash consideration contributed by Tyco to Johnson Controls, which will be paid to Johnson Controls shareholders in exchange for a portion of the outstanding shares of Johnson Controls, in accordance with the terms of the merger agreement.

(3)
Represents cash consideration to be paid by Johnson Controls for the repayment of debt due to change in control provisions triggered by the merger transaction. See 6(h) and 6(k).

(4)
In connection with the proposed spin-off of Adient, Adient intends to obtain debt financing, of which a portion of the proceeds remain with Adient following the spin-off, and the remainder of the proceeds being distributed to Johnson Controls prior to the completion of the spin-off. Johnson Controls intends to use a portion of these proceeds to fund the repayment of any of its debt that becomes due as a result of the merger and any payment of pension and deferred compensation liabilities due to change in control provisions triggered by the merger transaction. In the event that Adient would be unable to distribute cash to Johnson Controls, Johnson Controls is able to issue commercial paper or has the ability to draw on its committed revolving credit facility to fund the payments due as a result of change in control provisions triggered by the merger transaction. Because Adient has not yet obtained commitments from financing sources to fund its anticipated debt incurrence, the $1,358 million included in the table above reflects a short-term borrowing by Johnson Controls sufficient to fund the payments due as a result of change in control provisions triggered by the merger transaction.

(5)
Represents the payment of Johnson Controls nonqualified defined benefit pension and deferred compensation liabilities due to change in control provisions triggered by the merger transaction. Payment will occur within 90 days of the merger date. See 6(g), 6(i), 6(j), 6(l), 6(m) and 6(n).

(6)
Represents the unfunded portion of Tyco's Supplemental Savings and Retirement Plan ("SSRP"), which is required to be funded in connection with the merger. See 6(c).

(7)
Represents estimated transaction costs expected to be incurred by Johnson Controls and settled prior to or at the merger date. Amounts reflected are based on costs to be incurred under signed agreements which had been executed as of May 3, 2016. See 6(n).

(8)
Represents estimated transaction costs expected to be incurred by Tyco and settled prior to the merger date. Amounts reflected are based on costs to be incurred under signed agreements which had been executed as of May 3, 2016. See 6(n).
  (b)
  Inventories

    Represents an adjustment of $136 million to increase the carrying value of Tyco's inventories to adjust it to its preliminary estimated fair value.

  (c)
  Other current assets

    Other current assets has been adjusted for the following (in millions):

Deferred compensation adjustment(1)	$24
Deferred tax adjustment(2)	(62)

Total	$(38)

(1)
Tyco maintains the SSRP, a nonqualified deferred compensation plan for current and former executives. The executives participating in this plan have elected to defer a portion of their compensation until a later date and are also credited with company matching contributions and investment earnings based on their individual deemed investment elections. Under the terms of the SSRP, Tyco has no obligation to fund the SSRP, although it created a rabbi trust for use as a potential pre-funding vehicle in the event of a change in control transaction. The trust agreement provides that Tyco would be obligated to make an irrevocable contribution to the trust in an amount sufficient to fully fund the SSRP liabilities no later than thirty days after a change in control. As of March 31, 2016, Tyco had a gross liability of $81 million under the SSRP. Tyco had previously set aside certain assets outside of the trust to partially mitigate the changes in the SSRP liability due to market impacts. The value of these assets totaled $57 million at March 31, 2016, leaving an additional $24 million required to fund the liability of the trust upon a change in control. This $24 million is reflected as a reduction of cash in the unaudited pro forma combined statement of financial position. See 6(a).

(2)
Represents the adjustment to current deferred tax assets upon Tyco's adoption of ASU 2015-17 (see Note 3).
  (d)
  Property, plant and equipment—net

    Represents the adjustment in carrying value of Tyco's property, plant and equipment from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives, generally on a straight-line basis.

    The property, plant and equipment consist of the following (in millions, except for estimated useful lives):

	Estimated Useful Life	Tyco Historical Carrying Amount	Fair Value Adjustment	Estimated Fair Value
Subscriber Systems	6 - 11	$538	$—	$538
Machinery & Equipment	5	185	102	287
Buildings	19	142	94	236
Land	N/A	33	41	74
Other	5	291	—	291

Total		$1,189	$237	$1,426

    The final determination of fair value of property, plant and equipment, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of property, plant and equipment and the purchase price allocation, which is expected to be finalized subsequent to the merger.

    The preliminary estimate of fair value of Tyco's property, plant and equipment was determined using a depreciated replacement cost method, which is a form of the "cost approach," using currently available information, such as Tyco's balance sheet and fixed asset registers. This method applies asset class specific inflationary/deflationary factors to the original capitalized cost of the assets being valued. The inflationary/deflationary factors used were derived from published sources. The estimated cost was then adjusted for physical depreciation calculated on a straight-line basis, considering the economic useful life and physical age of the assets being valued, for all asset classes except its pooled subscriber systems and related deferred revenue.

    Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where Tyco has a large number of customers that behave in a similar manner over time, Tyco accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition. Tyco depreciates its pooled subscriber system assets and related deferred revenue using an accelerated method. The accelerated method uses declining balance rates based on geographical area ranging from 140% to 360% for commercial subscriber pools and dealer intangibles, and converts to a straight-line methodology when the resulting depreciation charge is greater than that for the accelerated method. Tyco uses a straight-line method for non-pooled subscriber system assets (primarily in Europe, Latin America, and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

    The estimated useful lives used to calculate the physical depreciation reflect the weighted average remaining utility of each asset group based upon the relationship of preliminary value to replacement cost while considering each asset group's estimated total economic life. The estimate of fair value and estimated useful lives is preliminary and subject to change once Johnson Controls has sufficient information as to the specific types, nature, age, condition, and location of Tyco's property, plant and equipment.

  (e)
  Goodwill

    Goodwill represents the excess of the purchase price over the preliminary fair value of the underlying net tangible and identifiable intangible assets net of liabilities. Goodwill acquired is estimated to be $12,326 million. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities, and other benefits that Johnson Controls believes will result from combining its operations with the operations of Tyco. The goodwill created in the merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed. See Note 5.

  (f)
  Other intangible assets—net

    Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $7,210 million, which is an increase of $6,185 million over Tyco's book value of intangibles prior to the merger. The general categories of the acquired identified intangible assets are expected to be the following:

      •
      Customer relationships

      •
      Tradenames

      •
      Technology

      •
      In-process Research & Development ("IPR&D")

      •
      Backlog

    Identified intangibles assets expected to be acquired consist of the following (in millions):

Intangible asset	Estimated Fair Value
Acquired identifiable-definite-lived intangible assets	$4,300
Acquired indefinite lived intangible assets (primarily trademarks)	2,580
Purchased IPR&D	330

Estimated fair value of identified intangible assets	$7,210

    The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold, or are intended to be used in a manner other than their best use. The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of intangible assets and the purchase price allocation, which is expected to be finalized subsequent to the merger.

  (g)
  Other noncurrent assets

    Other noncurrent assets has been adjusted for the following (in millions):

Deferred income tax adjustment—Johnson Controls pension and deferred compensation liabilities(1)	$(144)
Deferred tax adjustment(2)	15
Deferred financing fees(3)	25
Purchase accounting adjustment(4)	(444)

Total	$(548)

(1)
Represents the deferred tax impact of the payment of Johnson Controls' nonqualified defined benefit pension and deferred compensation liabilities due to change in control provisions triggered by the merger transaction. See 6(a).

(2)
Represents the adjustment to increase noncurrent deferred tax assets by $15 million upon Tyco's adoption of ASU 2015-17 (see Note 3).

(3)
Underwriters' fees related to the term loan facility and revolving line of credit are expected to be $23 million and $2 million, respectively, and are presented within other noncurrent assets on the unaudited pro forma combined statement of financial position.

(4)
Represents the estimated fair value adjustment of $444 million related to Tyco's historical other noncurrent assets being acquired by Johnson Controls in the transaction. This adjustment is comprised of (i) $334 million related to the reduction of deferred tax assets due to an increase in deferred tax liabilities in certain jurisdictions resulting from purchase accounting. See Note 5 and 6(m), (ii) $89 million related to the elimination of Tyco's historical capitalized contract related costs, and (iii) $21 million related to the write-off of historical deferred financing costs.
  (h)
  Short-term debt and current portion of long-term debt

    Represents the net effect of $1,358 million of short-term borrowings by Johnson Controls to fund any payments due to change in control provisions triggered by the merger transaction (see 6(a)), partially offset by the reduction in Johnson Controls' outstanding short-term debt of $414 million for the repayment of debt in connection with the merger. Additionally, represents the repayment of $150 million of Johnson Controls' long-term debt due to change in control provisions triggered by the merger, which was classified as current as of March 31, 2016. See 6(a).

  (i)
  Accrued compensation and benefits

    Represents the settlement of short-term liabilities related to Johnson Controls' nonqualified defined benefit pension plans due to the change in control provisions triggered by the merger transaction. See 6(a).

  (j)
  Other current liabilities

    Other current liabilities has been adjusted for the following (in millions):

Reclassification of deferred taxes(1)	$(61)
Current income tax payable adjustment—Johnson Controls pension and deferred compensation liabilities(2)	(16)
Purchase accounting adjustment(3)	(50)

Total	$(127)

(1)
Represents the adjustment to Tyco's current deferred tax liabilities upon the adoption of ASU 2015-17 (see Note 3).

(2)
Represents the adjustment to current income taxes payables related to Johnson Controls' payout of the nonqualified defined benefit pension and deferred compensation liabilities. See 6(a).

(3)
Represents the estimated fair value adjustment related to Tyco's historical deferred revenue being assumed by Johnson Controls in the transaction. The fair value of the assumed deferred revenue was estimated based upon management's assessment of the future costs to be incurred in connection with the combined company's continued legal obligation associated with the assumed deferred revenue plus a reasonable profit margin.
  (k)
  Long-term debt

    Long-term debt has been adjusted for the following (in millions):

$4,000 senior unsecured term loan issuance deemed assumed by Johnson Controls(1)	$4,000
Reduction in Johnson Controls outstanding debt(2)	(622)
Fair value adjustment to existing Tyco debt(3)	56

Total	$3,434

(1)
To fund the cash consideration to be paid to Johnson Controls shareholders for the repurchase of Johnson Controls common stock as part of the aggregate merger consideration and transaction related expenses. TSarl has obtained committed debt financing in the form of a $4,000 million senior unsecured term loan, which, for accounting purposes, is deemed to be assumed by Johnson Controls upon closing of the merger. See 6(a).

(2)
Represents the reduction in Johnson Controls' outstanding long-term debt for the repayment of debt due to change in control provisions triggered by the merger transaction. See 6(a).

(3)
Represents the estimated fair value adjustment of $56 million related to Tyco's historical long-term debt that, for accounting purposes, is deemed to be assumed by Johnson Controls in the transaction. Various valuation methodologies were used to determine the fair value of Tyco's debt, primarily dependent on the type of market in which Tyco's debt is traded. When available, quoted market prices were used to determine the fair value of Tyco's debt that is traded in active markets.

  (l)
  Pension and postretirement benefits

    Represents the settlement of long-term liabilities related to Johnson Controls' nonqualified defined benefit pension plans due to the change in control provisions triggered by the merger transaction. See 6(a).

  (m)
  Other noncurrent liabilities

    Other noncurrent liabilities has been adjusted for the following (in millions):

Deferred compensation(1)	$(142)
Deferred tax adjustment(2)	14
Purchase accounting adjustment(3)	1,304

Total	$1,176

(1)
Represents the settlement of long-term liabilities related to Johnson Controls' deferred compensation plans due to the change in control provisions triggered by the merger transaction. See 6(a).

(2)
Represents the adjustment to increase noncurrent deferred tax liabilities by $14 million upon Tyco's adoption of ASU 2015-17 (see Note 3).

(3)
Represents the estimated fair value adjustment of $1,304 million related to Tyco's historical other noncurrent liabilities deemed to be assumed by Johnson Controls in the transaction. Included in this amount are the following adjustments:

i.
$1,589 million increase related to deferred income tax liabilities. The total incremental deferred tax liabilities as a result of purchase accounting was $1,923 million, of which $334 million was recorded in jurisdictions with offsetting deferred tax assets (see 6(g)). The estimate of deferred taxes was determined based on the preliminary estimate of fair value of the net assets to be acquired as compared to the historical basis reflected in Tyco's historical financial statements. A weighted average statutory rate of 28% was applied. This estimate of deferred income tax is preliminary and is subject to change based on Johnson Controls' final determination of the assets acquired and liabilities assumed by jurisdiction and their respective fair values.

ii.
$285 million reduction related to the fair value adjustment of the long-term portion of Tyco's historical deferred revenue. The fair value of the deferred revenue deemed to be assumed was estimated based upon management's assessment of the future costs expected to be incurred in connection with the combined company's continued legal obligation associated with the assumed deferred revenue plus a reasonable profit margin.

  (n)
  Total shareholders' equity

    Represents the elimination of Tyco capital in excess of par value, retained earnings, and accumulated other comprehensive loss, as well as the following adjustments to reflect the capital structure of the combined company:

    a.
    The reduction of common stock by $713 million represents the adjustment to the aggregate historical par value of Johnson Controls and Tyco of $722 million, to reflect 943,255,930 shares outstanding at a total par value of $9 million ($0.01 per share) calculated as follows:

Pre-merger Tyco shares outstanding (as of May 3, 2016)	425,681,779
Share consolidation ratio	0.955
Post-share consolidation Tyco shares	406,526,099
Johnson Controls shares outstanding (as of May 3, 2016)	647,507,914
Cash contributed by Tyco used to purchase shares of Johnson Controls	$3,863,939,529
Johnson Controls per share consideration	$34.88
Reduction in shares due to cash consideration paid by Tyco	(110,778,083)
Adjusted Johnson Controls shares outstanding (1:1 exchange ratio)	536,729,831
Pro-forma shares outstanding	943,255,930
Par value	$9,432,559
    b.
    Adjustments to capital in excess of par value for the following (in millions):

Merger consideration	$16,812
Cash contributed by Tyco used to purchase shares of Johnson Controls	(3,864)
Retained Tyco capital structure:
Par value	(4)
Treasury stock	15

Record fair value of Tyco, net of cash consideration paid	12,959
Par value adjustment	713
Elimination of historical Johnson Controls treasury stock	(3,163)
Elimination of historical Tyco capital in excess of par value	(769)

Total	$9,740

    c.
    Eliminate the $3,163 million of historical treasury stock of Johnson Controls.

    d.
    Adjustments to retained earnings for the following (in millions):

Elimination of historical Tyco retained earnings(1)	$(5,213)
Payment of Johnson Controls defined benefit and deferred compensation plans(2)	(169)
Johnson Controls transaction costs(3)	(59)
Tyco transaction costs(3)	(79)

Total	$(5,520)

(1)
Represents the reduction to retained earnings related to the elimination of Tyco's historical equity.

(2)
Represents the reduction to retained earnings related to the payment of Johnson Controls' nonqualified defined benefit and deferred compensation plans. See 6(a).

(3)
Represents the reduction to retained earnings related to estimated transaction costs expected to be incurred by Johnson Controls or Tyco on or prior to the merger under signed agreements that had been executed as of May 3, 2016, which primarily relate to financing, investment banking, advisory, legal, valuation, and other professional fees, and retention-related costs for certain Tyco employees. Not included in these costs are employee or integration-related costs such as severance, restructuring or other costs anticipated to be incurred to achieve ongoing operating synergies following the completion of the merger. The Johnson Controls and Tyco transaction costs related to the merger are preliminary estimates only, are inherently uncertain, and could differ materially from actual results.
    e.
    Eliminate the $1,829 million of historical accumulated comprehensive loss of Tyco.

7. Statements of Operations Adjustments

        The following outlines the various adjustments to the unaudited pro forma combined statements of income.

  (a)
  Net sales

    The reduction to net sales include $35 million and $16 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, related to fair value adjustments of Tyco's deferred revenue in purchase accounting. See Note 6(j) and 6(m).

  (b)
  Cost of sales

    The increase to cost of sales is comprised of the following (in millions):

Fiscal Year Ended September 30, 2015

Adjustment for accounting for defined benefit plans(1)	$36
Depreciation adjustment for property, plant and equipment(2)	(26)
Amortization adjustment for identified definite-lived intangible assets(3)	117
Eliminate amortization of deferred costs(4)	(11)

Total pro forma adjustment to cost of sales	$116

Six Months Ended March 31, 2016

Depreciation adjustment for property, plant and equipment(2)	$(12)
Amortization adjustment for identified definite-lived intangible assets(3)	53
Eliminate amortization of deferred costs(4)	(5)

Total pro forma adjustment to cost of sales	$36

(1)
For the fiscal year ended September 30, 2015, represents the adjustment due to the change in timing of defined benefit plans' mark-to-market gain or loss recognition. See Note 3.

(2)
The adjustments made to cost of sales include $26 million and $12 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, of a reduction to depreciation expense due to the fair value adjustments of Tyco's property, plant and equipment in purchase accounting. See Note 6(d) and 7(c).

For each increase or decrease of $100 million to the adjustment to property, plant and equipment, assuming a weighted average useful life of 7 years, depreciation expense recorded in cost of sales would increase or decrease by $6 million and $3 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively.

(3)
The adjustments made to cost of sales include $117 million and $53 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, of additional amortization expense due to the identification of definite-lived intangible assets in purchase accounting discussed in Note 6(f). Refer to 7(c) below for further discussion of amortization expense for the definite-lived intangible assets.

For each increase or decrease of $100 million to the adjustment to definite-lived intangible assets with a useful life greater than one year, assuming a weighted average useful life of 10 years, amortization expense recorded in cost of sales would increase or decrease by $3 million and $2 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively.

(4)
The adjustments made to cost of sales include $11 million and $5 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, related to fair value adjustments to eliminate the amortization of Tyco's capitalized contract related costs in purchase accounting. See Note 6(g).
  (c)
  Selling, general and administrative expenses

    The increase to selling, general and administrative expenses is comprised of the following (in millions):

Fiscal Year Ended September 30, 2015

Adjustment for accounting for defined benefit plans(1)	109
Depreciation adjustment for property, plant and equipment(2)	(37)
Amortization adjustment for identified definite-lived intangible assets(3)	223

Total pro forma adjustment to selling, general and administrative expenses	295

Six Months Ended March 31, 2016

Adjustment for accounting for defined benefit plans(1)	$(14)
Depreciation adjustment for property, plant and equipment(2)	(15)
Amortization adjustment for identified definite-lived intangible assets(3)	99
Transaction costs(4)	(44)

Total pro forma adjustment to selling, general and administrative expenses	$26

(1)
For the fiscal year ended September 30, 2015, represents the adjustment due to the change in timing of defined benefit plans' mark-to-market gain or loss recognition and the reversal of actuarial gain or loss amortization included in historical Tyco results. For the six months ended March 31, 2016, represents the reversal of actuarial gain or loss amortization included in historical Tyco results. See Note 3.

(2)
The adjustments made to selling, general and administrative expenses include $37 million and $15 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, of a reduction to depreciation expense due to the fair value adjustments of Tyco's property, plant and equipment in purchase accounting. See Note 6(d) and 7(b).

For each increase or decrease of $100 million to the adjustment to property, plant and equipment, assuming a weighted average useful life of 7 years, depreciation expense recorded in selling, general and administrative expenses would increase or decrease by $8 million and $4 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively.

(3)
The adjustments made to selling, general and administrative expense includes $223 million and $99 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively, of additional amortization expense due to the identification of definite-lived intangible assets in purchase accounting discussed in Note 6(f).

For each increase or decrease of $100 million to the adjustment to definite-lived intangible assets with a useful life greater than one year, assuming a weighted average useful life of 10 years, amortization expense included in selling, general and administrative expenses would increase or decrease by $7 million and $3 million for the fiscal year ended September 30, 2015 and six months ended March 31, 2016, respectively.

Pro forma amortization has been estimated on a preliminary basis, and only includes additional amortization expense for definite-lived intangible assets with an estimated useful life greater than one year, as follows (in millions, except estimated useful life):

The total impact to cost of sales and selling, general and administrative expenses is summarized below:

				Estimated Amortization
	Estimated Fair Value		Weighted Average Estimated Useful Life	Fiscal Year Ended September 30, 2015	Six Months Ended March 31, 2016
Acquired definite-lived intangible assets with estimated useful life greater than one year	$4,190	(1)	10	$428	$200
Tyco historical amortization				(88)	(48)

Pro forma amortization expense				$340	$152

(1)
Excludes $110 million of definite-lived intangible assets which have an estimated useful life of less than one year and therefore were excluded from the above adjustment as the amortization is not expected to have a continuing impact.
(4)
Represents the elimination of non-recurring transaction costs that are directly related to the merger of $18 million and $26 million incurred by Johnson Controls and Tyco, respectively, during the six months ended March 31, 2016.
  (d)
  Interest expense

    For the fiscal year ended September 30, 2015, represents an increase to interest expense of $87 million, comprised of (i) $86 million of additional interest expense calculated at an assumed rate of 2.13%, representing the three-month London Interbank Offer Rate as of May 3, 2016 plus 1.50% in accordance with the terms of the commitment letter executed with the lenders, on the $4,000 million of senior unsecured term loan, (ii) an increase of $5 million related to amortization of deferred financing fees incurred by TSarl in connection with the senior unsecured term loan, (iii) a decrease of $2 million as a result of a $56 million step-up in fair value of existing Tyco debt, which is recognized as a reduction to interest expense over the remaining term of the existing debt, and (iv) a decrease of $2 million related to elimination of amortization expense related to Tyco's preexisting deferred financing costs. A 1/8 percent increase or decrease in the interest rates assumed above would result in an aggregate increase or decrease to interest expense of $5 million in the period.

    For the six months ended March 31, 2016, represents an increase to interest expense of $44 million comprised of (i) $43 million of additional interest expense at a rate of 2.13%, as calculated above, related to the $4,000 million senior unsecured term loan entered into by Tyco, (ii) an increase of $3 million related to amortization of deferred financing fees incurred by Tyco in conjunction with the senior unsecured term loan, (iii) a decrease of $1 million as a result of the $56 million step-up in fair value of existing Tyco debt, which is recognized as a reduction to interest expense over the remaining term of the debt, and (iv) a decrease of $1 million related to elimination of amortization expense related to Tyco's preexisting deferred financing costs. A 1/8 percent increase or decrease in the assumed rates would result in an aggregate increase or decrease to the above noted interest expense of $2 million in the term loan interest expense.

    The net impact to interest expense as a result of the repayment of Johnson Controls debt and short-term borrowings by Johnson Controls discussed in Note 6(a) are immaterial to all periods presented.

  (e)
  Provision for income taxes

    Represents the income tax effect for unaudited pro forma combined statement of income adjustments related to the merger using statutory tax rates in each jurisdiction, less any applicable valuation allowances for both the fiscal year ended September 30, 2015 and the six months ended March 31, 2016. Because the adjustments contained in this unaudited pro forma combined financial information are based on estimates, the effective tax rate will likely vary from the effective rate in periods subsequent to the merger. Additionally, certain adjustments reflect transactions that will occur within legal entities located in jurisdictions which are subject to valuation allowances and a tax benefit is not expected to be realized on a more likely than not basis. Adjustments to established deferred tax assets and liabilities as well as the recognition of additional deferred tax assets and liabilities upon detailed analysis of the acquired assets and assumed liabilities may occur in conjunction with the finalization of the purchase accounting, and these items could be material.

8. Earnings per share

        The unaudited pro forma weighted average number of basic shares outstanding is calculated as follows (in millions, except share consolidation ratio and per share amounts):

	Fiscal Year Ended 9/30/2015	Six Months Ended 3/31/2016
Weighted average Tyco shares outstanding—Basic(1)	421.0	424.0
Share consolidation ratio:	0.955	0.955

Post-share consolidation shares:	402.1	404.9
Johnson Controls shares outstanding as of May 3, 2016:	647.5	647.5

Sub-total	1,049.6	1,052.4

Cash consideration to Johnson Controls shareholders:	$3,864	$3,864
Per share consideration:	$34.88	$34.88

Reduction in shares:	110.8	110.8

Adjusted weighted average shares outstanding—Basic(2)	938.8	941.6

(1)
Historical Tyco weighted average shares for the periods presented.

(2)
For purposes of pro forma earnings per share, adjusted weighted average shares outstanding do not reflect equity awards which may vest upon satisfaction of "double trigger" criteria for accelerated vesting contained in the award agreements. At this time, the number of awards that will be accelerated as a result of the merger is not known and an estimate would require us to make highly uncertain and unsubstantiated assumptions, and therefore would not result in factually supportable adjustments to the unaudited combined pro forma financial information.

        The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding the effect of dilutive securities to the unaudited pro forma weighted average number of basic shares outstanding. For the fiscal year ended September 30, 2015, the effect of dilutive securities are comprised of 6.3 million shares and 5.7 million shares of common stock of the combined company exercisable or issuable pursuant to outstanding awards of Johnson Controls and Tyco, respectively. For the six months ended March 31, 2016, the effect of dilutive securities are comprised of 4.5 million shares and 4.0 million shares of common stock of the combined company exercisable or issuable pursuant to outstanding awards of Johnson Controls and Tyco, respectively. The dilutive effects of these share-based awards were computed using the treasury stock method.

(in millions)	Fiscal Year Ended 9/30/2015	Six Months Ended 3/31/2016
Pro forma weighted basic shares outstanding:	938.8	941.6
Dilutive impact of Tyco awards outstanding:	5.7	4.0
Dilutive impact of Johnson Controls awards outstanding:	6.3	4.5

Adjusted weighted average shares outstanding—Diluted	950.8	950.1

9. Automotive Experience Business Spin-off

        On July 24, 2015, Johnson Controls announced its intent to pursue a separation of the Automotive Experience business through a spin-off to shareholders in early fiscal 2017. The newly publicly traded company will be named Adient. The proposed spin-off is subject to various conditions, is complex in nature, and may be affected by unanticipated developments, credit and equity markets, or changes in market conditions. Completion of the proposed spin-off will be contingent upon customary closing conditions, including final approval from the combined company's Board of Directors. In connection with the proposed spin-off of Adient, Adient intends to obtain debt financing, of which a portion of the proceeds would remain with Adient following the spin-off, and the remainder of the proceeds being distributed to Johnson Controls prior to the completion of the spin-off.

        Due to the significance of the transaction, the unaudited pro forma combined statement of financial position as of March 31, 2016 and the unaudited pro forma combined statements of income for the year ended September 30, 2015 and for the six months ended March 31, 2016 have been adjusted to reflect the spin-off of the Automotive Experience business, which is expected to be treated as a discontinued operation at the time of the spin-off. Additionally, as this probable transaction has not yet been reflected in the historical financial statements of Johnson Controls, unaudited pro forma statements of income for Johnson Controls have been provided within this Note 9 for the years ended September 30, 2014 and 2013 in order to provide pro forma presentation of the proposed spin-off for the three years presented in Johnson Controls' current report on Form 8-K (Items 8.01 and 9.01) filed with the SEC on March 3, 2016.

        The following unaudited pro forma consolidated statements of income have been prepared in accordance with the discontinued operations guidance in ASC 205 and therefore do not reflect what Johnson Controls' or Adient's results of operations would have been on a stand-alone basis and are not necessarily indicative of Johnson Controls' or Adient's future results of operations. As such, the unaudited pro forma combined financial statements of income do not allocate any general corporate overhead expenses of Johnson Controls to the Automotive Experience business.

        The information in the Automotive Experience Spin-off column in the unaudited pro forma consolidated statements of income was prepared based on the Johnson Controls' audited financial statements for the years ended September 30, 2014 and 2013 and only include costs that are directly attributable to the operating results of the Automotive Experience business.

UNAUDITED PRO FORMA STATEMENT OF INCOME
FISCAL YEAR ENDED SEPTEMBER 30, 2014
(In millions, except per share data)

	Historical Johnson Controls	Automotive Experience Spin-off	Pro Forma Johnson Controls Continuing Operations
Net sales
Products and systems	$34,978	$(22,032)	$12,946
Services	3,771	—	3,771

	38,749	(22,032)	16,717
Cost of sales
Products and systems	29,910	(20,039)	9,871
Services	2,534	—	2,534

	32,444	(20,039)	12,405

Gross profit	6,305	(1,993)	4,312
Selling, general and administrative expenses	(4,216)	1,222	(2,994)
Restructuring and impairment costs	(324)	159	(165)
Net financing charges	(244)	18	(226)
Equity income	395	(285)	110

Income from continuing operations before income taxes	1,916	(879)	1,037
Provision for income taxes	407	(314)	93

Income from continuing operations	1,509	(565)	944
Income from continuing operations attributable to noncontrolling interests	105	(67)	38

Net income from continuing operations attributable to Johnson Controls, Inc. common shareholders	$1,404	$(498)	$906

Basic earnings per share attributable to Johnson Controls, Inc. from continuing operations	$2.11		$1.36
Diluted earnings per share attributable to Johnson Controls, Inc. from continuing operations	$2.08		$1.34
Weighted average number of shares outstanding:
Basic	666.9		666.9
Diluted	674.8		674.8

 UNAUDITED PRO FORMA STATEMENT OF INCOME
FISCAL YEAR ENDED SEPTEMBER 30, 2013
(In millions, except per share data)

	Historical Johnson Controls	Automotive Experience Spin-off	Pro Forma Johnson Controls Continuing Operations
Net sales
Products and systems	$33,092	$(20,461)	$12,631
Services	4,053	—	4,053

	37,145	(20,461)	16,684
Cost of sales
Products and systems	28,189	(18,833)	9,356
Services	2,810	—	2,810

	30,999	(18,833)	12,166

Gross profit	6,146	(1,628)	4,518
Selling, general and administrative expenses	(3,627)	1,097	(2,530)
Restructuring and impairment costs	(903)	712	(191)
Net financing charges	(247)	12	(235)
Equity income	399	(303)	96

Income from continuing operations before income taxes	1,768	(110)	1,658
Provision for income taxes	674	(206)	468

Income from continuing operations	1,094	96	1,190
Income from continuing operations attributable to noncontrolling interests	102	(58)	44

Net income from continuing operations attributable to Johnson Controls, Inc. common shareholders	$992	$154	$1,146

Basic earnings per share attributable to Johnson Controls, Inc. from continuing operations	$1.45		$1.68
Diluted earnings per share attributable to Johnson Controls, Inc. from continuing operations	$1.44		$1.66
Weighted average number of shares outstanding:
Basic	683.7		683.7
Diluted	689.2		689.2

COMPARISON OF THE RIGHTS OF HOLDERS OF JOHNSON CONTROLS COMMON STOCK
AND TYCO ORDINARY SHARES

        The rights of the shareholders of Johnson Controls and the relative powers of the Johnson Controls board of directors are governed by the laws of the State of Wisconsin, including the WBCL, and the Johnson Controls articles of incorporation and the Johnson Controls bylaws. As a result of the merger, each issued and outstanding share of Johnson Controls common stock (other than shares held by Johnson Controls, Tyco, Merger Sub and certain subsidiaries of Johnson Controls and Tyco, as described in the merger agreement) will be converted into the right to receive the merger consideration, consisting of:

  •
  in the case of a share of Johnson Controls common stock that is converted into the right to receive the share consideration, one ordinary share of the combined company; or

  •
  in the case of a share of Johnson Controls common stock that is converted into the right to receive the cash consideration, $34.88 in cash, without interest.

        Each Tyco ordinary share issued to Johnson Controls shareholders in connection with the merger, which will become an ordinary share of the combined company, will be issued in accordance with, and will carry with it the rights and obligations set forth in, Tyco's articles of association. As Tyco is a public limited company incorporated under the laws of Ireland, the rights of the shareholders of Tyco are governed by applicable Irish law, including the Irish Companies Act, and by Tyco's articles of association.

        Although many of the principal attributes of Johnson Controls common stock are similar to those of Tyco ordinary shares, there are differences between the rights of shareholders of Johnson Controls under the laws of the State of Wisconsin and the rights of shareholders of Tyco under Irish law. In addition, there are differences between the Johnson Controls articles of incorporation and the Johnson Controls bylaws and Tyco's memorandum and articles of association.

        The following is a summary comparison of certain differences between the rights of Johnson Controls shareholders under the WBCL, the Johnson Controls articles of incorporation and the Johnson Controls bylaws, on the one hand, and the rights that Johnson Controls shareholders will have as shareholders of the combined company under the Irish Companies Act and Tyco's memorandum and articles of association, which, subject to the amendments contemplated by the Tyco governing documents proposals and set forth on Annex B-1 and Annex B-2 to this joint proxy statement/prospectus, will become the memorandum and articles of association of the combined company, on the other hand. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements. Such rights and obligations generally apply equally to Johnson Controls common stock and Tyco ordinary shares, and therefore will apply equally to combined company ordinary shares.

        The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Johnson Controls articles of incorporation and the Johnson Controls bylaws, which have been filed by Johnson Controls with the SEC, Tyco's memorandum and articles of association, which has been filed by Tyco with the SEC, and the proposed amendments to the Tyco memorandum and articles of association set forth on Annex B-1 and Annex B-2 to this joint proxy statement/prospectus. Copies of the full text of the Johnson Controls articles of incorporation and the Johnson Controls bylaws as currently in effect, and Tyco's memorandum and articles of association as currently in effect, are available, without charge, by following the instructions in the section entitled "Where You Can Find More Information." For more information about the proposed amendments to Tyco's memorandum and articles of association, see "Tyco Proposals—Tyco Governing Documents Proposals (Resolutions 1 and 2)." You are also urged to carefully read the relevant provisions of the

WBCL and the Irish Companies Act for a more complete understanding of the differences between being a shareholder of Johnson Controls and a shareholder of Tyco.

Johnson Controls	Tyco
Authorized and Outstanding Capital Stock

The authorized capital stock of Johnson Controls currently consists of 1,800,000,000 shares of common stock, par value $1.00 per share, and 2,000,000 shares of preferred stock, $1.00 par value.

As of [            ], the record date for the Johnson Controls special meeting, Johnson Controls had [            ] shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The number of authorized shares of common stock may be increased or reduced by amending the Johnson Controls articles of incorporation. Johnson Controls may amend the Johnson Controls articles of incorporation as described under "—Amendments of Governing Documents." In addition, under the WBCL, the board of directors of Johnson Controls, without shareholder approval, may approve the issuance of authorized but unissued shares of common stock.

The Johnson Controls articles of incorporation grant the board of directors of Johnson Controls the authority to divide Johnson Controls' preferred stock into series, and to determine and fix the relative rights and preferences of the shares of any series so established prior to the issuance thereof with respect to (i) the rate of dividend and the date from which such dividends shall be cumulative, (ii) the price at and the terms and conditions on which shares may be redeemed, (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation, (iv) sinking fund provisions for the redemption or purchase of shares, (v) the terms and conditions on which such shares of preferred stock may be converted into shares of Johnson Controls common stock, if any and (vi) voting rights, if any.

The authorized share capital of Tyco is €40,000 and $11,000,000 divided into 40,000 ordinary A shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.01 per share and 100,000,000 preferred shares with a par value of $0.01 per share.

As of [            ], the record date for the Tyco EGM, Tyco had zero ordinary A shares, par value €1.00 per share issued and outstanding, [            ] ordinary shares, par value $0.01 per share, issued and outstanding and zero preferred shares, par value of $0.01 per share, issued and outstanding.

The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares or ordinary A shares, as applicable) by a simple majority of the votes cast at a general meeting (referred to under Irish law as an "ordinary resolution"). The number of shares to be issued to Johnson Controls shareholders in the merger may exceed the available authorized but unissued number of ordinary shares under the current authorized share capital after taking into account the effects of the Tyco share consolidation. Accordingly it is proposed to increase the authorized share capital of Tyco immediately following the Tyco share consolidation to 1,000,000,000 ordinary shares (the number of authorized ordinary shares of Tyco immediately prior to the Tyco share consolidation) at the Tyco EGM. Since almost all of the current authorized share capital of Tyco ordinary shares will be used in the issuance of the combined company ordinary shares in the merger, it will be further proposed at the Tyco EGM that Tyco shareholders approve an ordinary resolution to increase the authorized share capital of Tyco to a total of 2,000,000,000 ordinary shares, 200,000,000 preferred shares and 40,000 ordinary A shares following consummation of the merger.

Johnson Controls	Tyco

Notwithstanding anything in the Johnson Controls articles of incorporation to the contrary, the board of directors of Johnson Controls may not cause any shares of preferred stock to be issued if, as a result of such issuance, the aggregate amount payable on all shares of preferred stock outstanding in the event of the voluntary or involuntary liquidation of all shares of Preferred Stock outstanding would exceed $100,000,000.
Under Irish law, the directors of a company may issue new ordinary, preferred or ordinary A shares without shareholder approval once authorized to do so by its articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, Tyco's articles of association authorize the board of directors of Tyco to issue new ordinary, preferred and ordinary A shares without shareholder approval for a period of five years from September 8, 2014 up to Tyco's current authorized share capital. As a result of the increase in the authorized share capital for the purposes of issuing shares in the merger, it will be proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to an ordinary resolution to issue ordinary shares up to the authorized but unissued share capital of Tyco as increased for the purposes of issuing shares under the merger until the earlier of the Tyco annual general meeting in 2017 and [ ], 2017. Following consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital and therefore the authority of its directors to issue shares. Accordingly, it will be further proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to an ordinary resolution to issue shares up to a maximum par value of $[ ] until the earlier of the Tyco annual general meeting in 2017 and [ ] 2017, which will represent approximately 33% of the enlarged issued share capital immediately following the consummation of the merger. The consummation of the merger is not conditioned on the passing of this share issuance resolution.
Consolidation and Division; Subdivision

Under the WBCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its articles of incorporation. Johnson Controls may amend the Johnson Controls articles of incorporation as described under "—Amendments of Governing Documents."
Tyco's articles of association provide that Tyco may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares, or subdivide its issued share capital into a larger number of shares.

Johnson Controls	Tyco
Reduction of Share Capital

Under the WBCL, Johnson Controls may reacquire, redeem, convert or cancel its capital, subject to the requirement that at all times capital stock of Johnson Controls is outstanding there must be outstanding (i) one or more shares that together have unlimited voting rights and (ii) one or more shares, which may be the same share or shares as those with unlimited voting rights, that together are entitled to receive the net assets of Johnson Controls upon dissolution. The board of directors of Johnson Controls may, by resolution, cancel shares of its capital stock held in treasury or otherwise acquired by Johnson Controls.
Tyco may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Tyco may also, by special resolution (a "special resolution" requires the approval of not less than 75% of the votes of Tyco's shareholders cast at a general meeting at which a quorum is present) and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital in any way permitted by the Irish Companies Act. If the proposed amendments to the articles of association of Tyco proposed at the Tyco EGM are adopted, Tyco will also be able to increase or reduce the par value of any class of its shares by an ordinary resolution, with the resulting increase or reduction in share capital being taken from or credited to the undenominated capital of Tyco.

Johnson Controls	Tyco
Preemption Rights, Share Warrants and Options

Johnson Controls' shareholders do not have preemptive rights to acquire newly issued shares of Johnson Controls common stock. According to the Johnson Controls articles of incorporation, holders of Johnson Controls capital stock do not have any preemptive or preferential rights other than as the board of directors of Johnson Controls in its discretion may from time to time determine.

Under the WBCL, unless the articles of incorporation provide otherwise, a corporation may issue rights, options or warrants for the purchase of shares of the corporation. The rights, options or warrants may contain provisions that adjust the rights, options or warrants in the event of an acquisition of shares or a reorganization, merger, share exchange, sale of assets or other occurrence. Subject to the articles of incorporation, the board of directors may determine the terms on which the rights, options or warrants are issued, their form and content, and the consideration for which the shares are to be issued. Unless otherwise provided in the articles of incorporation before issuance of the rights, options or warrants, a corporation may issue rights, options or warrants that include conditions that prevent the holder of a specified percentage of the outstanding shares of the corporation, including subsequent transferees of the holder, from exercising those rights, options or warrants.

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. Tyco has opted out of these preemption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, Tyco's articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Tyco on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan. The current opt-out from pre-emption rights of Tyco only applies in respect of its current authorized but unissued share capital. Since the issuance of the combined company ordinary shares pursuant to the merger will use almost all of the current authorized but unissued share capital, it will be proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to a special resolution to issue shares for cash without the application of preemption rights of up to a maximum par value of $[ ], which will represent approximately 5% of the enlarged issued share capital immediately following the consummation of the merger, with such authority expiring on the earlier of the Tyco annual general meeting in 2017 or [ ], unless otherwise varied, revoked or renewed. The consummation of the merger is not conditioned on the passing of the Tyco preemption waiver proposal.

Under Irish law, Tyco is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Irish Companies Act.

Johnson Controls	Tyco
Distributions, Dividends, Repurchases and Redemptions
Distributions / Dividends	Distributions / Dividends

Under the WBCL, distributions are paid at the discretion of the board of directors of a Wisconsin corporation.

The board of directors of Johnson Controls may authorize, and Johnson Controls may make, distributions to its shareholders, including in connection with the repurchase of its shares, in amounts determined by the board of directors of Johnson Controls, unless:

•

after the distribution, Johnson Controls would not be able to pay its debts as they become due in the usual course of business; or

•

Johnson Controls' total assets after the distribution would be less than the sum of its total liabilities, plus, unless the Johnson Controls articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution if Johnson Controls were to be dissolved at the time of distribution.

The Johnson Controls articles of incorporation state that after all dividends on all series of preferred stock entitled to dividends accrued have been paid, the holders of Johnson Controls common stock shall be entitled to receive such dividends as may be declared thereon from time to time by the board of directors of Johnson Controls, at its discretion, out of any assets of the corporation at the time legally available for payment of dividends.

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Tyco are equal to, or in excess of, the aggregate of Tyco's called-up share capital plus undistributable reserves and the distribution does not reduce Tyco's net assets below such aggregate.

Undistributable reserves include the share premium account, the par value of Tyco shares acquired by Tyco and the amount by which Tyco's accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Tyco's accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Tyco has sufficient distributable reserves to fund a dividend must be made by reference to the "relevant financial statements" of Tyco. The "relevant financial statements" are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a "true and fair view" of Tyco's unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Tyco's articles of association authorize the directors to pay interim dividends without shareholder approval to the extent they appear justified by profits. The Tyco board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.
The Tyco board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Tyco in relation to the Tyco shares.

Johnson Controls	Tyco

Pursuant to the articles of association of Tyco, the directors may determine that any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by Tyco.
Repurchases / Redemptions	Repurchases / Redemptions

Unless otherwise restricted in the Johnson Controls articles of incorporation, under the WBCL, Johnson Controls may redeem or repurchase its own shares of capital stock, subject to the limitations described above in "—Reduction of Share Capital."
Under Irish law, Tyco may issue redeemable shares and redeem them out of distributable reserves or, where Tyco proposes to cancel the shares on redemption, the proceeds of a new issue of shares for that purpose.

Tyco may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Tyco.

Tyco may also be given authority to purchase its own shares as overseas market purchases on a recognized stock exchange such as the NYSE or off-market purchases with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Tyco's subsidiaries. Tyco currently has authority to make market purchases which permits Tyco and any subsidiary of Tyco to acquire shares not exceeding in the aggregate, 40,000,000 ordinary shares of $0.01 each (which represented slightly less than 10% of Tyco's issued ordinary shares at the date of the passing of the resolution to grant the authority. In accordance with the authority the maximum price to be paid for any ordinary share shall be an amount equal to 110% of the closing price on the New York Stock Exchange for the ordinary shares on the trading day preceding the day on which the relevant share is purchased by Tyco or the relevant subsidiary of Tyco, and the minimum price to be paid for any ordinary share shall be the nominal value of such share. The authority is due to expire on the earlier of the Tyco annual general in March 2017 or 18 months from the Tyco 2016 annual general meeting.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by Tyco at any time must not exceed 10% of the aggregate of the par value and share premium received in respect of the allotment of Tyco shares together with the par value of any shares acquired by Tyco.
Tyco may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by Tyco or reissued subject to certain conditions.

Johnson Controls	Tyco

Tyco's articles of association provide that any ordinary share that Tyco has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for the purposes of Irish law, the repurchase of ordinary shares by Tyco may be effected as a redemption.

Purchase of Johnson Controls Capital Stock by Subsidiaries of Johnson Controls

Under the WBCL, subsidiaries of Johnson Controls are not prevented from purchasing shares of Johnson Controls common stock.

Purchases by Subsidiaries of Tyco

Under Irish law, Tyco's subsidiaries may purchase Tyco ordinary shares either as overseas market purchases on a recognized stock exchange such as NYSE or off-market purchases.

For a subsidiary of Tyco to make overseas market purchases of Tyco ordinary shares, the shareholders of Tyco must provide general authorization for such purchases by way of ordinary resolution. Tyco's subsidiaries have the authority to make overseas market purchases of Tyco ordinary shares as described above.

For a purchase by a subsidiary of Tyco ordinary shares off market, the proposed purchase contract must be authorized by special resolution of Tyco shareholders before the contract is entered into. The person whose Tyco ordinary shares are to be bought back cannot vote in favor of the special resolution, and from the date of the notice of the meeting at which the resolution approving the contract is proposed, the purchase contract must be on display or must be available for inspection by Tyco shareholders at the registered office of Tyco.

The number of shares held by the subsidiaries of Tyco at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the aggregate of the par value and share premium received in respect of the allotment of Tyco shares together with the par value of any shares acquired by Tyco. While a subsidiary holds Tyco ordinary shares, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of Tyco ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Johnson Controls	Tyco
Dividends in Shares / Bonus Issues

Under the WBCL, unless a corporation's articles of incorporation provide otherwise, it may issue shares proportionally and without consideration to its shareholders. For the discussion of dividends and distributions, see "—Distributions, Dividends, Repurchases and Redemptions."
Under Tyco's articles of association, the board of directors may resolve to capitalize any amount for the time being standing to the credit of any of Tyco's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of Tyco who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions).
Lien on Shares, Calls on Shares and Forfeiture of Shares

Under the WBCL, a corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the benefits are received or the note is paid. If the services are not performed, the benefits are not received or the note is not paid, the corporation may cancel, in whole or in part, the shares escrowed or restricted and the distributions credited.
Tyco's articles of association provide that Tyco will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of such Tyco ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares, such as Tyco. The shares to be issued to Johnson Controls shareholders in the merger will be fully paid up.
Share Certificates
Johnson Controls' bylaws authorize the issuance of Johnson Controls common stock in certificated or uncertificated form.	Pursuant to the Irish Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.

Johnson Controls	Tyco
Number, Election and Qualification of Directors
Number of Directors	Number of Directors

The WBCL provides that a board of directors must consist of one or more natural persons, with the number specified or fixed in accordance with the articles of incorporation or bylaws. The number of directors may be increased or decreased (except that a decrease in the number of directors may not shorten an incumbent director's term) from time to time by amendment to, or in the manner provided in, the articles of incorporation or the bylaws.

Pursuant to the Johnson Controls articles of incorporation, the number of directors shall not be less than three and shall be fixed from time to time by the Johnson Controls bylaws. The Johnson Controls bylaws require that the number of directors of Johnson Controls be not less than nine and not more than 13.

Election

Under the Johnson Controls bylaws, election of directors at all meetings of Johnson Controls shareholders at which directors are to be elected shall be by ballot. In uncontested director elections, a majority of the votes cast at any meeting of the shareholders for the election of directors at which a quorum is present shall elect directors, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances. For purposes of this standard, a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "for" and "against" that director's election and direction to withhold authority in each case and exclude abstentions and broker non-votes with respect to that director's election.

In the event of a "contested election" of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this provision, "contested election" means any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, as determined by the secretary of Johnson Controls.

Qualifications

Under the WBCL, a director is not required to be a resident of the State of Wisconsin or a shareholder of the corporation.

Tyco's articles of association currently provide that the number of directors will be not less than two and not more than 13. As of the date of this joint proxy statement/prospectus, the Tyco board of directors consisted of 11 directors.

Election

Under Tyco's articles of association directors are subject to re-election at each annual general meeting, unless they previously are removed from office or resign. Any director who stands for re-election at an annual general meeting but whose election is not approved by an ordinary resolution at that meeting will retire at the end of that meeting.

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting, each by an individual resolution, and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no directors being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one-year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

Tyco's articles of association provide that no person shall be appointed director unless nominated as follows:

(i)    by or at the direction of the board of Tyco;

(ii)    with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Tyco, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the articles of association; or

Johnson Controls	Tyco

(iii)    with respect to election at an extraordinary general meeting (including an extraordinary general meeting requisitioned in accordance with section 178(3) of the Irish Companies Act), by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Tyco and who make such nomination in the written requisition of the extraordinary general meeting in accordance with Tyco's articles of association.

Tyco's articles of association provide that directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed; or

(ii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with Tyco's articles of association, the directors shall have the power at any time and from time to time to appoint any person to be a director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the articles of association.
Classified Board
The WBCL permits, but does not require, a Wisconsin corporation to provide for a classified board of directors in its articles of incorporation.	Irish law permits classified boards but Tyco has not adopted one.
Johnson Controls does not have a classified board of directors.
Quorum at Board Meetings

The Johnson Controls bylaws provide that the presence of a majority of the total number of directors then in office constitutes a quorum for the transaction of business, and the act of a majority of directors present at any meeting at which there is a quorum will be the act of the board of directors of Johnson Controls, except as may be otherwise specifically provided by law, by the Johnson Controls articles of incorporation or by the Johnson Controls bylaws.	Tyco's articles of association provide that the quorum for board meetings is a majority of the directors in office when the meeting is convened.

Johnson Controls	Tyco
Removal of Directors and Vacancies
Removal of Directors	Removal of Directors

The WBCL provides that, unless the articles of incorporation provide otherwise, vacancies on the board of directors (including a vacancy resulting from an increase in the number of directors) may be filled by the shareholders, the board of directors or, if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all of the directors remaining in office.

The WBCL further provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation or bylaws provide that directors may be removed only for cause.

The Johnson Controls articles of incorporation provide that a director may only be removed by the vote of two-thirds of the shares outstanding and the bylaws provide that directors may only be removed for cause at a meeting of shareholders duly called for such purpose. "Cause" means that the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction, where such conviction is no longer subject to direct appeal, or has been adjudged liable for actions or omissions in the performance of his or her duty to Johnson Controls in a matter which has a materially adverse effect on the business of Johnson Controls, where such adjudication is no longer subject to appeal.

Newly Created Directorships and Vacancies

Pursuant to the Johnson Controls articles of incorporation, any vacancy occurring on the board of directors, however caused (including as result of an increase in the size of the board of directors), may be filled by a majority vote of the directors remaining in office, although less than a quorum, by a sole remaining director or by Johnson Controls' shareholders.

Under the Irish Companies Act and notwithstanding anything contained in Tyco's articles of association or in any agreement between Tyco and a director, the shareholders may, by an ordinary resolution (at least 28 days' notice of which is given to the company), remove a director from office before the expiration of his or her term at a meeting held at which the director is entitled to be heard. In compliance with this provision of the Irish Companies Act, Tyco's articles of association provide that Tyco may, by ordinary resolution, remove any director before the expiration of his or her period of office notwithstanding anything in any agreement between Tyco and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., an employment contract) that the director may have against Tyco in respect of his or her removal.

A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by a resolution of Tyco's shareholders. If not, it may be filled by the board of directors. A vacancy created by an increase in the maximum number of directors, capable of being appointed to the board of directors can be filled in accordance with the procedures for the election of and qualification of directors outlined above.

Tyco's articles of association provide that the directors also have the authority to appoint directors to the Tyco board of directors, subject to the maximum in the articles of association.

Johnson Controls	Tyco
Duties of Directors

Under the WBCL, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes is in the best interests of the corporation, may, in addition to considering the effects of any action on shareholders, consider:

•

the effects of the action on employees, suppliers and customers of the corporation;

•

the effects of the action on the communities in which the corporation operates; and

•

any other factors that the director or officer considers pertinent.

The directors of Tyco have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of Tyco (although directors who also serve as employees have additional responsibilities and duties arising under their employment agreements, and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The Irish Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:

(i)    to act in good faith and in the best interests of the company;

(ii) to act honestly and responsibly in relation to the company's affairs;
(iii) to act in accordance with the company's constitution and to exercise powers only for lawful purposes;
(iv) not to misuse the company's property, information and/or opportunity;
(v) not to fetter their independent judgment;
(vi) to avoid conflicts of interest;
(vii) to exercise care, skill and diligence; and
(viii) to have regard for the interests of the company's shareholders.

Additional statutory duties under the Irish Companies Act include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as certain disclosures of personal interests.
For public limited companies like Tyco, directors are under a specific duty to ensure that the secretary has the skills or resources and the requisite knowledge and experience to discharge the role.

Johnson Controls	Tyco

Under Irish law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.
Conflicts of Interest of Directors

Under the WBCL, a "conflict of interest transaction" is a transaction with a corporation in which a director of that corporation has a direct or indirect interest. A conflict of interest transaction is not voidable by the corporation solely because of the director's interest in the transaction if any of the following is true:

•

the material facts of the transaction and the director's interest were disclosed or known to the board of directors and the requisite number of non-interested directors authorized, approved or specifically ratified the transaction;

•

the material facts of the transaction and the director's interest were disclosed or known to the shareholders entitled to vote and the requisite number of non-interested shareholders authorized, approved or specifically ratified the transaction; or

•

the transaction was fair to the corporation.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with the applicable Irish company are required to declare the nature of their interest at a meeting of the board of directors of the applicable Irish company. An Irish company is required to maintain a register of declared interests, which must be available for shareholder inspection.

Tyco's articles of association and Irish statutory law, as applicable, provide that a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with Tyco and has complied with his or her disclosure obligations under the Irish Companies Act shall be entitled to vote in respect of any contract, transaction or arrangement in which he or she is so interested, and if he or she shall do so his or her vote shall be counted, and he or she shall be taken into account in ascertaining whether a quorum is present.

Johnson Controls	Tyco

Under Tyco's articles of association, a director of Tyco may be a director of, other officer of, or otherwise interested in, any company in which Tyco is interested in conjunction with his office of director for such period and on such terms and conditions as the directors of Tyco may determine, and such director will not be accountable to Tyco for any remuneration received from such employment or other interest. Tyco's articles of association further provides that (i) no director will be prevented from contracting with Tyco because of his or her position as a director and (ii) no director will be liable to account to Tyco for any profits realized by virtue of any contract between such director and Tyco because the director holds such office or because of the fiduciary relationship established thereby
Indemnification of Officers and Directors Limitation on Director Liability

The WBCL requires a corporation to indemnify a director or officer to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses that he or she incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required for proceedings to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following:

•

a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•

a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•

a transaction from which the director or officer derived an improper personal profit; or

•

willful misconduct.

Pursuant to Tyco's articles of association, its directors and secretary are indemnified to the extent permitted under the Irish Companies Act. Under Irish law, Tyco may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

The Irish Companies Act only permits Tyco to enter into an agreement to pay the costs or discharge the liability of a director or the secretary where judgment is given in his/her favor in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the secretary of Tyco. Any obligation of an Irish company which purports to indemnify a director or secretary of an Irish company over and above this will be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

In addition, the articles of association of Tyco also contain an indemnity for officers (other than the secretary).

Johnson Controls	Tyco
A corporation may provide directors and officers additional rights to indemnification, except the conduct described above, under any of the following: (i) the articles of incorporation or bylaws; (ii) a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation's voting shares then issued and outstanding.

The WBCL provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The Johnson Controls articles of incorporation provide that Johnson Controls will indemnify any person (i) who was or is a party or threatened to be made a party to any proceeding (other than an action by or in the right of Johnson Controls) by reason of the fact that such person is or was a director, officer, employee or agent of Johnson Controls, or is or was serving at the request of Johnson Controls as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Johnson Controls, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful or (ii) who was or is a party threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Johnson Controls to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of Johnson Controls, or is or was serving at the request of Johnson Controls as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed

The directors of Tyco may on a case-by-case basis decide at their discretion that it is in the best interests of Tyco to pay an individual director's liability arising from his or her position as a director of Tyco. However, this discretion must be exercised bona fide in the best interests of Tyco as a whole. Any such indemnity will be limited in the manner described in the foregoing paragraph and by the Irish Companies Act.

Irish companies may take out directors' and officers' liability insurance, as well as other types of insurance, for their directors and officers.

The limitation of liability and indemnification provisions described above may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Tyco's directors and officers, even though such an action, if successful, might otherwise benefit Tyco and its shareholders. However, these provisions will not limit or eliminate Tyco's rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under U.S. federal securities laws. In addition, your investment may be materially adversely affected to the extent that, in a class action or direct suit, Tyco pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Tyco has entered into deeds of indemnification which are subject to the statutory restrictions outlined above. In addition, a non-Irish subsidiary of Tyco has also entered into indemnification agreements with certain directors and officers of Tyco which is intended to provide broader indemnity protection (subject to Irish laws to the extent applicable).

Johnson Controls	Tyco

to be in or not opposed to the best interests of Johnson Controls and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to Johnson Controls unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
Limitation on Director Liability

Under the WBCL, unless a limitation in the articles of incorporation applies, a director is not liable to the corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for monetary damages or other monetary liabilities arising from a breach of or failure to perform any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•

a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•

a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director's or officer's duties to the company.

• a transaction from which the director derived an improper personal profit; or
• willful misconduct.
The Johnson Controls articles of incorporation do not limit these provisions as they may apply to Johnson Controls' directors.

Johnson Controls	Tyco
Record Date

Under the WBCL, a record date fixed for one or more voting groups in order to determine the shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote or to take any other action may not be more than 70 days before the meeting or action requiring a determination of shareholders. Under the Johnson Controls bylaws, the record date for an annual meeting of shareholders must not be less than 10 nor more than 70 days before such meeting.
The Tyco board of directors may from time to time fix a record date for the purposes of determining the rights of shareholders to notice of and/or to vote at any general meeting of Tyco or any adjournments thereof.

The record date shall not precede the date upon which the resolution fixing the record date is adopted and may not be more than 80 days nor less than 10 days before the date of such meeting. If no record date is fixed by the board, the record date for determining shareholders entitled to notice of, or to vote at, a meeting shall be the close of business on the day next preceding the day on which notice is given.

The board may also set a record date to determine the identity of the shareholders entitled to receive payment of any dividend or other distribution or for the purpose of any other lawful action. The record date shall not precede the date upon which the resolution fixing the record date is adopted and the record date shall not be more than thirty nor less than two days prior to such action. If no record date is fixed, the record date for determining shareholders for such purpose shall be at the close of business on the day on which the board adopts the resolution relating to the payment of any dividend or other distribution.

Johnson Controls	Tyco
Annual Meetings of Shareholders

The WBCL provides that a corporation must hold a meeting of shareholders annually at a time stated in or fixed in accordance with its bylaws.

The Johnson Controls bylaws provide that the annual meeting of shareholders is to be held on the fourth Wednesday in the month of January in each year at 2:00 p.m., or at such other time and/or date as shall be fixed by the board of directors of Johnson Controls, for the purposes of electing directors and for the transaction of such other business as may have been properly brought before the meeting in compliance with the provisions of the Johnson Controls bylaws.

Notice

Under the WBCL, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 days nor more than 60 days before such meeting unless the corporation's articles of incorporation or bylaws provide otherwise.

Under the Johnson Controls bylaws, holders of Johnson Controls common stock are entitled to no more than 70 days' nor less than 10 days' prior notice for each annual meeting of shareholders.

Additionally, under the WBCL, at least 20 days' notice must be provided if the purpose of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by law or the sale, lease, exchange or other disposition of all or substantially all of Johnson Controls' property outside the usual course of business. The notice must state that the purpose or one of the purposes is to consider the plan of merger or share exchange and must be accompanied by a copy or summary of the plan.

As a matter of Irish law, Tyco is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year and no more than nine months after Tyco's fiscal year-end. Because of the 15-month requirement described in this paragraph, Tyco's articles of association include provisions reflecting this requirement of Irish law.

Tyco's articles of association provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Irish Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Irish Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).

Tyco's articles of association provide that a resolution put to vote at any general meeting shall be decided on a show of hands unless a poll is demanded in accordance with the Irish Companies Act.

On a show of hands every member present in person and every proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the holder.

Johnson Controls	Tyco
Advance Notice Provisions

The Johnson Controls bylaws allow for business or nominations to be properly brought before an annual or special meeting by a shareholder provided that such shareholder gives timely notice thereof in proper written form to the secretary of Johnson Controls.

To be timely, a shareholder's notice must be delivered to and received by the secretary at the principal executive offices of the corporation not less than 90 days nor more than 120 days in advance of the anniversary of the previous year's annual meeting; provided, however, that (i) in the event the annual meeting is called for a date that is more than 30 days before or more than 60 days after such anniversary date or (ii) in the case of a special meeting of shareholders, notice by the shareholder must be received no earlier than 120 days before the meeting and no later than the later of (a) the close of business on the tenth day following the date on which such notice of the date of the annual or special meeting, as applicable, was mailed and (b) the 90th day prior to the meeting.

To be proper, the notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting, as well as specific information concerning the shareholder submitting the proposal or making the nomination, as provided in the Johnson Controls bylaws. The presiding officer of the annual meeting will determine whether any such shareholder proposal was made in accordance with the terms of the Johnson Controls bylaws. If the presiding officer determines that such proposal was not made in accordance with the terms of the Johnson Controls bylaws, such proposal will not be acted upon.

Under Tyco's articles of association, in addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary of Tyco.

To be timely for an annual general meeting, a shareholder's notice to the secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the registered office not less than 120 days before the first anniversary of the notice convening Tyco's annual general meeting for the prior year. In the event that the date of the annual general meeting is changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the member must be so delivered by close of business on the day that is not less than the later of (a) 150 days prior to the day of the contemplated annual general meeting or (b) ten days after the day on which public announcement of the date of the contemplated annual general meeting is first made by Tyco. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice.

To be timely for nomination of a director at an extraordinary general meeting, notice must be delivered, or mailed and received not less than 120 days prior to the date of such extraordinary general meeting. If the first public announcement of the date of the extraordinary general meeting is less than 130 days prior to the date of the meeting, by close of business 10 days after the day on which the public announcement of the date of the extraordinary general meeting and nominees proposed by the board of directors is first made by Tyco.

Johnson Controls	Tyco

For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed by SEC rules regarding the solicitation of proxies for the election of directors pursuant to Regulation 14A under the Exchange Act, a description of all direct and indirect agreements and arrangements during the past three years between the member (and any beneficial owner) and the proposed nominee and such other information as Tyco may reasonably require to determine the eligibility of the proposed nominee. For other business that a shareholder proposes to bring before the meeting, the notice must include a brief description of the business, the reasons for proposing the business at the meeting, a discussion of any material interest of the shareholder in the business and the text of the proposal or business, including the text of any resolutions proposed. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the shareholder and the shareholder's holdings of Tyco's shares. The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in Tyco's articles of association), and if any proposed business is not in compliance with these provisions, to declare that such defective proposal shall be disregarded.

Johnson Controls	Tyco
Calling Special Meetings of Shareholders

Under the WBCL, a special meeting of shareholders may be called by the board of directors or any person authorized by the articles of incorporation or bylaws and must be called upon receipt of written demand(s) by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting describing one or more purposes for which the meeting is to be held. Only business within the purpose described in the meeting notice may be conducted at a special meeting of shareholders.

The Johnson Controls bylaws authorize a special meeting of shareholders to be called only by (i) the Chairman of the Board, (ii) the Vice Chairman of the Board, (iii) the President or (iv) the board of directors and must be called by the Chairman of the Board or the President upon the demand, in accordance with the procedures outlined in the Johnson Controls bylaws, made by the holders of record of shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

As provided under Irish law, extraordinary general meetings of Tyco may be convened (i) by the Tyco board of directors, (ii) on requisition of Tyco shareholders holding not less than 10% of the paid-up share capital of Tyco carrying voting rights, (iii) on requisition of Tyco's auditors or (iv) in exceptional cases, by court order.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting requisitioned by the Tyco shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Tyco board of directors has 21 days to convene a meeting of Tyco shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Tyco board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Tyco's receipt of the requisition notice. Because of the requirements described in this paragraph, Tyco's articles of association include provisions reflecting these requirements of Irish law.

If the Tyco board of directors becomes aware that the net assets of Tyco are not greater than half or less of the amount of Tyco's called-up share capital, it must convene an extraordinary general meeting of Tyco's shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Johnson Controls	Tyco
Notice of Shareholder or Shareholder Meetings

Under the WBCL, a corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting not less than 10 days nor more than 60 days before the meeting date, unless a different time is provided by the articles of incorporation or the bylaws.

The Johnson Controls bylaws provide that written or printed notice of each annual or special meeting stating the place, day and hour of the meeting shall be delivered to each shareholder of record entitled to vote at the meeting not less than 10 nor more than 70 days before the date of such meeting.

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Tyco shareholders and to the auditors of Tyco.

Tyco's articles of association provide for the minimum notice period of 21 clear days' notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 clear days' notice in writing for any other extraordinary general meeting. In each case the notice period excludes the date of mailing, the date of the meeting and is in addition to two days for deemed delivery where the notice is sent electronically.

Quorum at Shareholder Meetings

Under the Johnson Controls bylaws, when specified business is to be voted upon by one or more classes or series of shares entitled to vote as a separate voting group, the holders of shares representing a majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for the transaction of such business. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present, for purposes of determining whether a quorum exists, for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.
Tyco's articles of association provide that the holders of shares, present in person or by proxy entitling them to exercise a majority of the voting power on the relevant record date shall constitute a quorum.
Adjournment of Shareholder Meetings

The Johnson Controls bylaws provide that, whether or not a quorum is present, the Chairman of the Board or holders of Johnson Controls common stock representing a majority of the voting power of all shares present in person or by proxy may adjourn the meeting from time to time. No notice of the time and place of adjourned meetings need be given unless a new record date for such meeting is set.
Tyco's articles of association require any general meeting at which a quorum is not present to be adjourned. Tyco's articles of association also provides that the chairman may, with the consent of the meeting (and in certain circumstances, without the consent of the meeting), and shall, if so directed by the meeting, adjourn a general meeting. The usual notice periods apply for the reconvening of an adjourned meeting where the meeting was adjourned due to the lack of a quorum.

Johnson Controls	Tyco
Voting Rights

Under the Johnson Controls articles of incorporation, each Johnson Controls shareholder is entitled to one vote for each share of Johnson Controls common stock that he or she holds as of the record date for the meeting.

Under the Johnson Controls bylaws, at any meeting of shareholders at which a quorum is present, except as otherwise required by the Johnson Controls articles of incorporation or Johnson Controls bylaws or other law, rule or regulation, all matters other than the election of directors will be approved by shareholders present in person or by proxy and entitled to vote on the matter if the votes cast in favor of such matter exceed the votes cast against such matter. Directors are elected in the manner described in "—Number, Election and Qualification of Directors."

Under Tyco's articles of association, each Tyco shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. The holders of preferred shares may also be entitled to a vote, depending on the terms upon which any such shares are issued.

Except where a greater majority is required by the Irish Companies Act, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Tyco, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman; (ii) at least three shareholders present in person or by proxy; (iii) any shareholder or shareholders present in person or proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or (iv) any shareholder or shareholders holding shares in Tyco conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the shares conferring that right.

On a show of hands every member present in person and every proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the holder.

Ordinary resolutions require the support of a simple majority of the votes of Tyco cast at a general meeting at which a quorum is present.

Johnson Controls	Tyco
Voting Rights in an Extraordinary Transaction

Because Johnson Controls was incorporated before 1973 and has not opted into the WBCL's now-lower voting requirements, under the WBCL, unless the articles of incorporation or bylaws require a greater vote or a vote by voting groups, (i) a plan of merger or share exchange must be approved, with certain exceptions, by each voting group entitled to vote separately on the plan by two-thirds of all votes entitled to be cast on the plan by that voting group, (ii) a sale or other disposition of all or substantially all of the corporation's property must be approved by two-thirds of all votes entitled to be cast on the transaction and (iii) a proposal to dissolve a corporation must be approved by a majority of all votes entitled to be cast on the proposal.

Irish law requires approval of certain matters by special resolution (in person or by proxy) of the shareholders at a general meeting. Special resolutions require a majority of not less than 75% of the votes of Tyco cast at a general meeting at which a quorum is present.

Irish law also distinguishes between "ordinary business" and "special business." Under Irish law as applied by Tyco's articles of association, all matters are deemed "special business" with the exception of (i) declaring a dividend, (ii) the consideration of Tyco's statutory financial statements and the reports of the directors and auditors, (iii) the review by the shareholders of Tyco's affairs, (iv) the election and re-election of directors in place of those retiring, (v) the reappointment of auditors and (vi) the authorization of directors to fix the remuneration of the auditors, all of which are deemed to be "ordinary business."

Shareholder Action by Written Consent

Under the WBCL, unless a corporation's articles of incorporation permit such action to be taken by less than unanimous consent, shareholders may take action without a meeting only by a unanimous written consent of all shareholders entitled to vote on the action.

The Johnson Controls articles of incorporation do not permit such action to be taken by less than unanimous consent.

The Irish Companies Act provides that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company's articles of association permit written resolutions of shareholders. Tyco's articles of association provide shareholders with the right to take action by unanimous written consent as permitted by Irish law.

Johnson Controls	Tyco
Shareholder Suits

Generally, Johnson Controls may be sued under federal securities law, and shareholders may bring derivative litigation against the corporation if the corporation does not enforce its own rights. Under federal and state procedural rules, a shareholder must make a demand upon the board before bringing a derivative suit unless demand is excused. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

The Johnson Controls bylaws designate that unless Johnson Controls consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Johnson Controls, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Johnson Controls to Johnson Controls or Johnson Controls' shareholders, (iii) any action asserting a claim arising pursuant to any provision of the WBCL or the Johnson Controls articles of incorporation or the Johnson Controls bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Circuit Court for Milwaukee County, Wisconsin (or if the Circuit Court does not have jurisdiction, the U.S. District Court for the Eastern District of Wisconsin—Milwaukee Division).

In Ireland, the decision to institute proceedings is generally taken by a company's board of directors, who will usually be empowered to manage the company's business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action, a person must first establish a prima facie case (a) that the company is entitled to the relief claimed and (b) that the action falls within one of the five exceptions derived from case law, as follows:

(i)    where an ultra vires or illegal act is perpetrated;

(ii)    where more than a bare majority is required to ratify the "wrong" complained of;

(iii)    where the shareholders' personal rights are infringed;

(iv)    where a fraud has been perpetrated upon a minority by those in control; or

(v)    where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the disposition or transfer of the shares of the relevant shareholder.

Johnson Controls	Tyco
Inspection of Books and Records

Under the WBCL, each shareholder and his or her agent or attorney has the right to inspect and copy, subject to specified requirements (including having a proper purpose), the list of shareholders entitled to notice of a shareholders' meeting. The list shall be arranged by class or series of shares and show the address of and number of shares held by each shareholder. Inspections must be conducted during regular business hours at the shareholder's expense. This right of inspection begins two business days after notice of the shareholders' meeting is given and continues through the meeting. This right of inspection may be exercised upon written demand.

The WBCL further provides that both shareholders of record and beneficial shareholders of a corporation who satisfy specified requirements, and their attorneys and agents, have the right to inspect and copy the corporation's bylaws and, subject to the requirements discussed below, minutes of meetings and consent actions of the board of directors and shareholders, records of actions taken by a committee of the board of directors on behalf of the corporation, accounting records and the record of shareholders. Inspections must be conducted during regular business hours and are conducted at the shareholder's expense. Notice of a demand must be given five business days before the date on which the shareholder wants to inspect and copy the records. For records other than the bylaws, the demand must be made in good faith and for proper purpose, and the person must have been a shareholder for at least six months before his or her demand or hold at least five percent of the outstanding shares of the corporation.

The WBCL also requires a corporation to mail a copy of its latest financial statements to any shareholder who requests a copy in writing.

Under Irish law, shareholders have the right to:

(i)    receive a copy of Tyco's memorandum and articles of association;

(ii)    inspect and obtain copies of the minutes of general meetings and resolutions of Tyco;

(iii)    inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors' interests and other statutory registers maintained by Tyco;

(iv)    receive copies of balance sheets and directors' and auditors' reports of Tyco that have previously been sent to shareholders prior to an annual general meeting; and

(v)    receive balance sheets of any subsidiary of Tyco that have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years.

Johnson Controls	Tyco
Disclosure of Interests in Shares

None of the WBCL, the Johnson Controls articles of incorporation or the Johnson Controls bylaws impose any obligation with respect to disclosure by shareholders of their interests in shares of Johnson Controls common stock, except in connection with a shareholder making a demand to inspect the stock list or other books and records of Johnson Controls pursuant to the WBCL, a shareholder making a demand for appraisal of its shares under the WBCL in connection with a merger or consolidation of Johnson Controls, shareholder demand for a special meeting or a shareholder making a proposal for business or nominations to be properly brought before a meeting of the shareholders.
Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A Tyco shareholder therefore must make such a notification to Tyco if, as a result of a transaction, the shareholder will be interested in 3% or more of the relevant share capital of Tyco or if, as a result of a transaction, a shareholder who was interested in 3% or more of the relevant share capital of Tyco ceases to be so interested. Where a shareholder is interested in 3% or more of the relevant share capital of Tyco (i.e., voting shares), any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Tyco.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Tyco's ordinary share capital. Where the percentage level of the shareholder's interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to Tyco within five business days of the alteration of the shareholder's interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Tyco concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding, although such person may apply to the High Court of Ireland to have the rights attaching to the shares concerned reinstated.

Johnson Controls	Tyco

In addition to the above disclosure requirement, Tyco, under the Irish Companies Act, may by notice in writing require a person whom Tyco knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Tyco's relevant share capital (i) to indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of Tyco, to give such further information as may be required by Tyco, including particulars of such person's own past or present interests in Tyco ordinary shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Tyco on a person who is or was interested in shares of Tyco and that person fails to give Tyco any of the requested information within the reasonable time specified, Tyco may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:
(i) any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;
(ii) no voting rights shall be exercisable in respect of those shares;
(iii) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
(iv) no payment shall be made of any sums due from Tyco on those shares, whether in respect of capital or otherwise.
Where the shares in Tyco are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Johnson Controls	Tyco
Rights of Dissenting Shareholders

Under the WBCL, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation's property other than in the usual and regular course of business.

However, dissenters' rights generally are not available to holders of shares, such as shares of Johnson Controls common stock, that are listed on a national securities exchange, unless the transaction is a business combination involving a significant shareholder or the corporation's articles of incorporation provide otherwise.

The Johnson Controls articles of incorporation do not otherwise provide for dissenters' rights.

Generally, under Irish law, shareholders of an Irish company do not have dissenters' or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Tyco and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) where that other company is the surviving entity, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

Under the Irish Companies Act, which governs the merger of Irish companies limited by shares, a shareholder of either of the merging companies who voted against the special resolution approving the merger, or any shareholder, other than the successor company, where the successor company held 90% or more of the voting shares in the transferor company, may, not later than 15 days after the shareholder meeting of the relevant merging company at which the merger was approved, request in writing that the successor company acquire his, her or its shares for cash.

Johnson Controls	Tyco
Anti-Takeover Measures

The WBCL prevents a person from engaging in specified transactions with a corporation or from taking specific actions after that person has acquired a significant portion of the corporation's shares. These protections fall into three categories:

•

the business combination statute, which regulates specified types of transactions with interested shareholders;

•

the fair price statute, which regulates the price at which significant shareholders may acquire the remaining shares of the corporation; and

•

the control share statute, which regulates the voting power of shares held by specified large shareholders.

Business Combination Statute

The WBCL prohibits business combinations between Wisconsin corporations and a person who is an interested shareholder. This prohibition lasts for three years after the date on which that person became an interested shareholder. Business combinations include mergers, consolidations, share exchanges, sales of assets, liquidations, dissolutions, and specified types of stock transactions and stock issuances. An interested shareholder is a person who is the beneficial owner of at least 10% of the voting power of the outstanding voting stock or who is an affiliate or associate of the corporation and is the beneficial owner of at least 10% of the voting power of the outstanding voting stock at any time within the prior three-year period. The prohibition on business combinations does not apply if the corporation's board of directors has approved, before the interested shareholder's stock acquisition date, that business combination or the purchase of stock made by the interested shareholder on that stock acquisition date.

The prohibition on business combinations continues after the initial three-year period, unless:

•

the corporation's board of directors has approved, before the interested shareholder's stock acquisition date, the purchase of stock made by the interested shareholder on that stock acquisition date;

Business Combinations with Interested Shareholders

Tyco's articles of association include a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits Tyco from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

the Tyco board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

•

the business combination is approved by the Tyco board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 75% of the outstanding voting shares that are not owned by the interested shareholder.

A "business combination" is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of Tyco.

Irish Takeover Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Tyco will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. A detailed description of the Irish Takeover Rules is included above under "Description of Tyco Ordinary Shares—Anti-Takeover Provisions—Irish Takeover Rules and Substantial Acquisition Rules."

Johnson Controls	Tyco

•

the business combination is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose;

•

the interested shareholder pays a fair price, as defined in the statute, for the shares it acquires in the business combination; or

•

the business combination is a business combination specifically excluded from the prohibition on business combinations by the WBCL.

Fair Price Statute

The WBCL provides that a business combination must be approved by the affirmative vote of at least all of the following: (i) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, voting together as a single voting group; and (ii) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a significant shareholder who is a party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, voting together as a single voting group. This voting requirement does not apply to a business combination if the corporation's shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is a person who is the beneficial owner of at least 10% of the voting power of the outstanding voting stock or who is an affiliate of the corporation and is the beneficial owner of at least 10% of the voting power of the outstanding voting stock at any time within the prior three-year period.

Control Share Statute

Under the WBCL, unless otherwise provided in a corporation's articles of incorporation, the voting power of shares of a corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. The full voting power of the excess shares may be restored by a vote of a majority of the corporation's shares. The person seeking restoration of full voting power may vote on this resolution.

The Wisconsin anti-takeover provisions are not applicable to the merger.

The Irish Takeover Rules are built on the following General Principles that will apply to any transaction regulated by the Panel:

(i)    in the event of an offer, all holders of security of the target company should be afforded equivalent treatment, and if a person acquires control of a company, the other holders of securities must be protected;

(ii)    the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company's places of business;

(iii)    the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(iv)    false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(v)    a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(vi)    a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(vii)    a "substantial acquisition" of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, "substantial acquisition" rules and restrictions on "frustrating action," as described in more detail under "Description of Tyco Ordinary Shares—Anti-Takeover Provisions."

Johnson Controls	Tyco
Rights Agreement

Under the WBCL, unless otherwise provided for in the articles of incorporation, a corporation may, before issuing rights, options or warrants, include conditions that prevent the holder of a specified percentage of the outstanding shares of the corporation, including subsequent transferees of the holder, from exercising those rights, options or warrants.

Johnson Controls does not currently have a shareholder rights plan in effect.

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure; there is no directly relevant case law on this issue. Tyco does not currently have a rights plan in place.

Subject to the Irish Takeover Rules described above, the board of directors also has power to issue any authorized and unissued shares of Tyco on such terms and conditions as it may determine (as described above under "Description of Tyco Ordinary Shares—Capital Structure—Authorized Share Capital") and any such action should be taken in the best interests of Tyco. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares. The board of directors has previously represented that, it will not, without prior shareholder approval, approve the issuance or use of any of the preferred shares for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, the board of directors may approve the issuance or use of preferred shares for capital raising, financing or acquisition needs or opportunities that has the effect of making a takeover of Tyco or other acquisition transaction more difficult or costly, as could also be the case if the board of directors were to issue additional ordinary shares.

Variation of Rights Attaching to a Class or Series of 'Shares

Under the Johnson Controls articles of incorporation, the board of directors may designate a new series of preferred stock, which may have terms different from outstanding shares, without shareholder approval. Such designation would specify the number of shares of any series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any series. A variation of the rights attached to issued shares of Johnson Controls would be effected through an amendment to the Johnson Controls Articles of incorporation, as described under "—Amendments of Governing Documents."
As a matter of Irish law, any variation of class rights attaching to the issued Tyco ordinary shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

Johnson Controls	Tyco
Amendments of Governing Documents

Articles

The WBCL's general provisions governing amendments to the articles of incorporation do not apply to Johnson Controls because it was incorporated before January 1, 1973. As a result, amendment of the Johnson Controls articles of incorporation requires the vote of two-thirds of shares outstanding.

Pursuant to Irish law, Tyco's memorandum and articles of association may only be amended by the passing of a special resolution of shareholders.
Bylaws

Under the WBCL, the board of directors or the shareholders of a corporation may adopt, amend or repeal the bylaws, except to the extent that (i) the articles of incorporation reserve that power to the shareholders, (ii) the shareholders provide in adopting, amending or repealing a particular bylaw, that the board of directors may not amend, repeal or readopt that bylaw or (iii) the shareholders set specific voting requirements for the board of directors to amend, repeal or readopt that bylaw.

Except as described below, the Johnson Controls bylaws provide that the bylaws may be amended, altered or repealed, and new bylaws may be enacted, only by the affirmative vote of not less than a majority interest of the stock of the corporation present or represented at a meeting of the shareholders at an annual or special meeting where the proposed action is properly brought before the meeting, or by a vote of not less than a majority of the entire board of directors then in office.

Notwithstanding the above, amendment of the following sections of the Johnson Controls bylaws requires the affirmative vote of shareholders possessing at least four-fifths of the voting power of the then outstanding shares of all classes of stock of Johnson Controls, or the affirmative vote of two-thirds of the board of directors then in office plus one director (i) Article II (Shareholders), Section 4 "Notice of Meeting" and Section 13 "Notice of Shareholder Business and Nomination of Directors; Required Vote For Directors," (ii) Article III (Directors), Section 1 "Number and Tenure Qualifications" and Section 7 "Vacancies" and (iii) Article VIII (Amendment), Section 1 "Amendment by Shareholders" and Section 2 "Amendment by Directors."

The Johnson Controls bylaws provide that bylaws altered, amended, repealed or enacted by the directors may be altered or repealed by the shareholders at any annual meeting or at any special meeting thereof.

Johnson Controls	Tyco
Rights Upon Liquidation

Under the laws of the WBCL, in the event of a dissolution, a Wisconsin corporation must notify each shareholder (whether or not entitled to vote) of the proposed shareholders' meeting. The notice shall state that the purpose, or one of the purposes, of the meeting is to consider and to act upon dissolving the corporation. Unless the Johnson Controls articles of incorporation or bylaws require otherwise, the proposal to dissolve a corporation is adopted if approved by a majority of all the votes entitled to be cast on the proposal. Dissolution is authorized upon adoption of the proposal. Upon dissolution, after discharging its liabilities the corporation will distribute its remaining property among its shareholders according to their interests.

Because Johnson Controls was incorporated before 1973 and it has not opted into the lower voting requirements, a vote of dissolution requires the affirmative vote of the holders of two-thirds of the shares entitled to vote on the proposal.

Under the Johnson Controls articles of incorporation, in the event of the dissolution of Johnson Controls, whether voluntary or involuntary, after distribution to the holders of all shares of Preferred Stock which shall be entitled to a preference over the holders of Johnson Controls common stock of the full preferential amounts to which they are entitled, the holders of common stock will be entitled to share ratably in the distribution of the remaining assets of the corporation.

The rights of shareholders of an Irish public limited company to a return of the company's assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the company's articles of association or the terms of any preferred shares issued by the company from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of the company. If the company's articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to the shareholders in proportion to the paid-up nominal value of the shares held. Tyco's articles of association provide that the ordinary shareholders of Tyco are entitled to participate pro rata in a winding up, but that their right to do so is subject to the rights of any holders of the preferred shares to participate under the terms of any class of such shares.

Tyco may be dissolved and wound up at any time by way of a shareholders' voluntary winding up or a creditors' winding up. In the case of a shareholders' voluntary winding up, a special resolution of shareholders is required. Tyco may also be dissolved by way of court order on the application of a creditor or the Director of Corporate Enforcement (where the court is satisfied on a petition of the Director of Corporate Enforcement, that it is in the public interest that Tyco should be wound up), or by the Companies Registration Office (by way of strike off) as an enforcement measure where Tyco has failed to file certain returns.

Johnson Controls	Tyco
Enforcement of Civil Liabilities Against Foreign Persons
A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(i)    the judgment must be for a definite sum;

(ii)    the judgment must be final and conclusive; and

(iii)    the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

DESCRIPTION OF TYCO ORDINARY SHARES

        As a result of the merger, Johnson Controls shareholders who receive the share consideration in the merger will become shareholders of Tyco, which, following the merger, is referred to as the combined company. Your rights as shareholders of the combined company will be governed by Irish law and the memorandum and articles of association of Tyco, which will become the memorandum and articles of association of the combined company, subject to the amendments contemplated by the Tyco governing documents proposals. The following description of Tyco ordinary shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tyco memorandum and articles of association, which has been filed by Tyco with the SEC, and the proposed amendments to the Tyco memorandum and articles of association set forth on Annex B-1 and Annex B-2 to this joint proxy statement/prospectus. For more information about the proposed amendments to Tyco's memorandum and articles of association, see "Tyco Proposals—Tyco Governing Documents Proposals (Resolutions 1 and 2)." See also "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares."

Capital Structure

Issued Share Capital

        At the record date of the Tyco EGM, the issued share capital of Tyco was $[        ], comprised of [        ] ordinary shares with a par value of $0.01 per share and no preference shares or ordinary A shares were in issue.

Authorized Share Capital

        The authorized share capital of Tyco is $11,000,000 and €40,000, divided into 1,000,000,000 ordinary shares with a par value of $0.01 per share, 100,000,000 preferred shares with a par value of $0.01 per share and 40,000 ordinary A shares with a par value of €1.00 per share. The authorized share capital includes 40,000 ordinary A shares with a par value of €1.00 per share in order, at the time of its incorporation, to satisfy statutory requirements for the incorporation of all Irish public limited companies.

        Tyco may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association. The number of shares to be issued to Johnson Controls shareholders under the merger agreement may exceed the available authorized but unissued number of ordinary shares under the current authorized share capital. Accordingly it is proposed to increase the authorized share capital of Tyco immediately following the Tyco share consolidation to 1,000,000,000 ordinary shares (the number of authorized ordinary shares of Tyco immediately prior to the Tyco share consolidation) at the Tyco EGM. Since almost all of the current authorized share capital of Tyco ordinary shares will be used in the issuance of the combined company ordinary shares in the merger, it will be further proposed at the Tyco EGM that Tyco shareholders approve an ordinary resolution to increase the authorized share capital of Tyco to a total of 2,000,000,000 ordinary shares, 200,000,000 preferred shares and 40,000 ordinary A shares following consummation of the merger.

        Under Tyco's articles of association, the board of directors is authorized to issue the entire authorized preferred share capital of Tyco (i.e., up to a maximum of up to 100,000,000 preferred shares with a par value of $0.01 per share), including on a non-preemptive basis, with discretion as to the terms attaching to the preference shares, including as to voting, dividend and conversion rights and priority relative to other classes of shares with respect to dividends and upon a liquidation.

        As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares (including the grant of options and issue of warrants) without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company's shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution. Because of this requirement of Irish law, Tyco's articles of association authorize the board of directors of Tyco to issue new ordinary, preferred and ordinary A shares without shareholder approval for a period of five years from September 8, 2014.

        As a result of the increase in the authorized share capital for the purposes of issuing shares in the merger, it will be proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to an ordinary resolution to issue ordinary shares up to the authorized but unissued share capital of Tyco as increased for the purposes of issuing shares under the merger until the earlier of the Tyco annual general meeting in 2017 or [        ], 2017. Following consummation of the merger, the combined company will have used almost all of its authorized but unissued ordinary share capital and therefore the authority of its directors to issue shares. Accordingly, it will be further proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to an ordinary resolution to issue shares up to a maximum par value of $[          ] until the earlier of the Tyco annual general meeting in 2017 or [        ], 2017, which will represent approximately 33% of the enlarged issued share capital immediately following consummation of the merger. The consummation of the merger is not conditional on the passing of this Tyco allotment authority proposal.

        Notwithstanding this authority, under the Irish Takeover Rules the board of directors would not be permitted to issue any shares in Tyco, including the preference shares, during a period when an offer has been made for Tyco or is believed to be imminent unless the issue is (i) approved by shareholders at a general meeting, (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer, (iii) consented to by the Irish Takeover Panel and approved by the holders of more than 50% of the voting rights in Tyco, (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by the directors of Tyco prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.

        The board of directors of Tyco has previously represented that it will not, without prior shareholder approval, approve the issuance or use of any of the preferred shares for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, the board of directors may approve the issuance or use of preferred shares for capital raising, financing or acquisition needs or opportunities that has the effect of making a takeover of Tyco or other acquisition transaction more difficult or costly, as could also be the case if the board of directors were to issue additional ordinary shares.

        The authorized but unissued share capital may be increased or reduced by way of an ordinary resolution of Tyco's shareholders. The shares comprising the authorized share capital of Tyco may be divided into shares of such par value as the resolution shall prescribe.

        The rights and restrictions to which the ordinary shares will be subject are prescribed in Tyco's articles of association. Tyco's articles of association entitles the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Tyco. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as the directors of Tyco may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Tyco, and may be convertible into or exchangeable for shares of any other class or classes of Tyco, depending on the terms of such preferred shares.

        Irish law does not recognize fractional shares held of record; accordingly, Tyco's articles of association does not provide for the issuance of fractional shares of Tyco, and the official Irish register of Tyco will not reflect any fractional shares.

Dividends

        Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Tyco less accumulated realized losses of Tyco. In addition, no distribution or dividend may be made unless the net assets of Tyco are equal to, or in excess of, the aggregate of Tyco's called up share capital plus undistributable reserves and the distribution does not reduce Tyco's net assets below such aggregate. Undistributable reserves include the share premium account, the par value of shares acquired by Tyco and the amount by which Tyco's accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Tyco's accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

        The determination as to whether or not Tyco has sufficient distributable reserves to fund a dividend must be made by reference to "relevant financial statements" of Tyco. The "relevant financial statements" will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prior to the declaration of a dividend prepared in accordance with the Irish Companies Act, which give a "true and fair view" of Tyco's unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

        As of [        ], being the last practicable date prior to the publication of this document, Tyco had $[        ] billion of distributable reserves (by reference to its most recent relevant financial statements, being the financial statements for the year-ended September 25, 2015, as adjusted for sums paid in dividends since that date). It is expected that Johnson Controls' Automotive Experience business will be spun-off to the combined company's shareholders shortly after the consummation of the merger, which will have the effect of reducing the combined company's distributable reserves by approximately the value of the Automotive Experience business. It is expected that shortly after the consummation of the merger, Tyco (at that stage renamed as Johnson Controls plc) will increase its distributable reserves by applying to the High Court of Ireland for a capital reduction. See "Risk Factors" and "Tyco Proposals—Tyco Distributable Reserves Creation Proposal (Resolution 11)."

        The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Tyco. Tyco 's articles of association authorizes the directors to declare such dividends as appear justified from the profits of Tyco without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The dividends can be declared and paid in the form of cash or non-cash assets.

        The directors of Tyco may deduct from any dividend payable to any shareholder all sums of money (if any) payable by him or her to Tyco in relation to the shares of Tyco.

        Pursuant to the articles of association of Tyco, the directors may determine that any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by Tyco.

        The directors of Tyco are also entitled to issue shares with preferred rights to participate in dividends declared by Tyco. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

        For information about the Irish tax issues relating to dividend payments, see "Certain Tax Consequences of the Merger—Irish Tax Considerations."

Preemptive Rights and Advance Subscription Rights

        Certain statutory pre-emption rights apply automatically in favor of Tyco's shareholders where shares in Tyco are to be issued for cash (including pursuant to non-compensatory options). Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan. However, Tyco opted out of these pre-emption rights in its articles of association adopted on September 8, 2014 as permitted under Irish company law for the maximum five year period. The current opt-out from pre-emption rights of Tyco only applies in respect of its current authorized but unissued share capital. Since the issuance of the combined company ordinary shares pursuant to the merger will use almost all of the current authorized but unissued share capital, it will be proposed at the Tyco EGM that Tyco shareholders authorize the directors of Tyco pursuant to a special resolution to issue ordinary shares for cash without the application of preemption rights of up to a maximum par value of $[          ], which will represent approximately 5% of the enlarged issued share capital immediately following the consummation of the merger, with such authority expiring on the earlier of the Tyco annual general meeting in 2017 or [        ], unless otherwise varied, renewed or revoked. The approval of the merger is not conditional on the passing of the Tyco preemption waiver proposal.

Share Repurchases and Redemptions

Overview

        Article 3 of Tyco's articles of association provides that any ordinary share which Tyco has acquired or agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Tyco will technically be effected as a redemption of those shares as described below under "—Repurchases and Redemptions by Tyco" If the articles of association of Tyco did not contain Article 3(d), repurchases by Tyco would be subject to many of the same rules that apply to purchases of Tyco ordinary shares by subsidiaries described below under "—Repurchases and Redemptions by Tyco", including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a "recognized stock exchange." Except where otherwise noted, references to repurchasing or buying back ordinary shares of Tyco, refer to the redemption of ordinary shares by Tyco pursuant to Article 3(d) of the articles of association or the purchase of ordinary shares of Tyco by a subsidiary of Tyco, in each case in accordance with Tyco's articles of association and the Irish Companies Act as described below.

Repurchases and Redemptions by Tyco

        Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under "—Dividends") or the proceeds of a new issue of shares for that purpose. As of [            ], being the last practicable date prior to the publication of this document, Tyco had $[            ] billion of distributable reserves (by reference to its most recent relevant financial statements, being the financial statements for the year-ended September 25, 2015, as adjusted for sums paid in dividends since that date). It is expected that Johnson Controls' Automotive Experience business will be spun-off to the combined company's shareholders shortly after the consummation of the merger, which will have the effect of reducing the combined company's distributable reserves by approximately the value of the Automotive Experience business. It is expected that shortly after the consummation of the merger, Tyco (at that stage renamed as Johnson Controls plc) will increase its distributable reserves by applying to the High Court of Ireland for a capital reduction. See "Risk Factors" and "Tyco Proposals—Tyco Distributable Reserves Creation Proposal (Resolution 11)."

        The issue of redeemable shares may only be made by Tyco where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Tyco. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Shareholder approval will not be required to redeem Tyco ordinary shares. The board of directors of Tyco will also be entitled to issue preferred shares which may be redeemed at the option of either Tyco or the shareholder, depending on the terms of such preferred shares. For additional information on redeemable shares, see "—Capital Structure—Authorized Share Capital."

        Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by Tyco at any time must not exceed 10% of the aggregate of the par value and share premium in respect of the allotment of Tyco shares together with the par value of any shares acquired by Tyco. While Tyco holds shares as treasury shares, it cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by Tyco or re-issued subject to certain conditions.

Purchases by Subsidiaries of Tyco

        Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of Tyco either on-market or off-market. A general authority of the shareholders of Tyco is required to allow a subsidiary of Tyco to make on-market purchases of Tyco ordinary shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Tyco ordinary shares is required. Such an authority was approved by Tyco's shareholders for adoption at the Tyco annual general meeting on March 9, 2016. The authority expires on the earlier of the 2017 annual general meeting of Tyco or September 9, 2017. In order for a subsidiary of Tyco to make an on-market purchase of Tyco's shares, such shares must be purchased on a "recognized stock exchange." The NYSE, on which the shares of Tyco are listed, is a recognized stock exchange for this purpose by Irish company law. For an off-market purchase by a subsidiary of Tyco, the proposed purchase contract must be authorized by special resolution of the shareholders of Tyco before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Tyco.

        The number of shares held by the subsidiaries of Tyco at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the aggregate of the par value and share premium in respect of the allotment of Tyco shares together with the par value of any shares acquired by Tyco. While a subsidiary holds shares of Tyco, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of Tyco by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

        Tyco's articles of association provide that Tyco will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of such Tyco ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares, such as Tyco. The shares to be issued to Johnson Controls shareholders in the merger will be fully paid up.

Bonus Shares

        Under Tyco's articles of association, the board of directors may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account or other undistributable reserves of Tyco for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

        Under its articles of association, Tyco may by ordinary resolution consolidate and divide all or any of its share capital into shares of larger par value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

        Tyco may, by ordinary resolution, reduce its authorized but unissued share capital in any way and reduce the nominal value of any of its shares. Tyco may also, by special resolution and subject to confirmation by the High Court of Ireland (or as otherwise permitted under the Irish Companies Act), reduce or cancel its issued share capital in any way.

General Meetings of Shareholders

        Tyco is required to hold annual general meetings at intervals of no more than fifteen months, provided that an annual general meeting is held in each calendar year no more than nine months after Tyco's fiscal year-end.

        Tyco's articles of association provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Irish Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Irish Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).

        Extraordinary general meetings of Tyco may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Tyco carrying voting rights or (iii) on requisition of Tyco's auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Tyco as may be required from time to time.

        Notice of a general meeting must be given to all shareholders of Tyco and to the auditors of Tyco. Tyco's articles of association provide that the maximum notice period is 60 days. The minimum notice periods are 21 days' notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days' notice in writing for any other extraordinary general meeting. In each case the notice period excludes the date of mailing, the date of the meeting and is in addition to two days for deemed delivery where this is by electronic means. General meetings may be called by shorter notice, but only with the consent of the auditors of Tyco and all of the shareholders entitled to attend and vote thereat. Because of the 21-day and 14-day requirements described in this paragraph, Tyco's articles of association includes provisions reflecting these requirements of Irish law.

        In the case of an extraordinary general meeting convened by shareholders of Tyco, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of Tyco's shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

        Irish law also distinguishes between "ordinary business" and "special business." Under Irish law as applied by Tyco's articles of association, all matters are deemed "special business" with the exception of: (i) declaring a dividend; (ii) the consideration of Tyco's statutory financial statements, balance sheets and the reports of the directors and auditors, (iii) the review by the shareholders of Tyco's affairs, (iv) the election and re-election of directors in place of those retiring, (v) the reappointment of the retiring auditors and (vi) the authorization of directors to fix remuneration of the auditors, all of which are deemed to be "ordinary business." If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office. Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and, pursuant to the articles of association, serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no directors being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one-year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

        If the directors become aware that the net assets of Tyco are half or less of the amount of Tyco's called-up share capital, the directors of Tyco must convene an extraordinary general meeting of Tyco's shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Voting

General

        Where a poll is demanded at a general meeting, every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in Tyco's share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Irish Companies Act. The articles of association of Tyco permit the appointment of proxies by the shareholders to be notified to Tyco electronically, when permitted by the directors.

        Tyco's articles of association provide that all resolutions shall be decided by a show of hands unless a poll is demanded by the chairman, by at least three shareholders as of the record date for the meeting or by any shareholder or shareholders holding not less than 10% of the total voting rights of Tyco as of the record date for the meeting. Each Tyco shareholder of record as of the record date for the meeting has one vote at a general meeting on a show of hands.

        In accordance with the articles of association of Tyco, the directors of Tyco may from time to time cause Tyco to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

        Treasury shares will not be entitled to vote at general meetings of shareholders.

Supermajority Voting

        Irish company law requires "special resolutions" of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Tyco's shareholders at a general meeting. This may be contrasted with "ordinary resolutions," which require a simple majority of the votes of Tyco's shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

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  amending the objects of Tyco;

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  amending the memorandum and articles of association of Tyco;

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  approving the change of name of Tyco;

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  authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

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  opting out of pre-emption rights on the issuance of new shares;

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  re-registration of Tyco from a public limited company as a private company;

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  variation of class rights attaching to classes of shares;

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  purchase of own shares off market;

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  the reduction of share capital;

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  resolving that Tyco be wound up by the Irish courts;

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  resolving in favor of a shareholders' voluntary winding-up;

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  re-designation of shares into different share classes; and

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  setting the re-issue price of treasury shares.

        A scheme of arrangement with shareholders requires a court order from the High Court of Ireland and the approval of (i) 75% of the voting shareholders by value and (ii) greater than 50% in number of the voting shareholders, at a meeting called to approve the scheme.

Variation of Class Rights Attaching to Shares

        Variation of all or any special rights attached to any class of shares of Tyco is addressed in Tyco's articles of association as well as the Irish Companies Act. Any variation of class rights attaching to the issued shares of Tyco must be approved by a special resolution of the shareholders of the class affected.

Quorum for General Meetings

        The presence, in person or by proxy, of the holders of Tyco ordinary shares outstanding which entitle the holders to a majority of the voting power of Tyco constitutes a quorum for the conduct of business. No business may take place at a general meeting of Tyco if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in Tyco's articles of association. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Inspection of Books and Records

        Under Irish law, shareholders have the right to (i) receive a copy of the memorandum and articles of association of Tyco, (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Tyco, (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors' interests and other statutory registers maintained by Tyco, (iv) receive copies of financial statements and directors' and auditors' reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive financial statements of a subsidiary company of Tyco which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Tyco will also have the right to inspect all books, records and vouchers of Tyco. The auditors' report must be circulated to the shareholders with Tyco's audited financial statements 21 days before the annual general meeting and must be laid before the shareholders at Tyco's annual general meeting.

Acquisitions and Appraisal Rights

        There are a number of mechanisms for acquiring an Irish public limited company, including:

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  a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with shareholders requires a court order from the High Court of Ireland and the approval of (i) 75% of the voting shareholders by value and (ii) greater than 50% in number of the voting shareholders, at a meeting called to approve the scheme;

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  through a tender offer by a third party for all of the shares of Tyco. Where the holders of 80% or more of Tyco's shares have accepted an offer for their shares in Tyco, the remaining shareholders may be statutorily required to also transfer their shares. If the bidder does not exercise its "squeeze out" right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Tyco were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union ("EU"), this threshold would be increased to 90%; and

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  by way of a merger with an EEA-incorporated company under the EU Cross Border Merger Directive (Directive 2005/56 EC of the European Parliament and of the Council on cross-border mergers of limited liability companies). Such a merger must be approved by a special resolution (there is no statutory merger regime pursuant to Irish law for mergers between an Irish company and a company based outside of the European Economic Area, but Irish law nevertheless allows for the transfer of all assets and liabilities in accordance with an agreement such as the merger agreement).

        Under Irish law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. However, Tyco's articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Disclosure of Interests in Shares

        Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A shareholder of Tyco must therefore make such a notification to Tyco if as a result of a transaction the shareholder will be interested in 3% or more of the shares of Tyco; or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of Tyco ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of Tyco, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Tyco. The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Tyco's share capital. Where the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. All such disclosures should be notified to Tyco within 5 business days of the transaction or alteration of the shareholder's interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any shares in Tyco concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

        In addition to the above disclosure requirement, Tyco, under the Irish Companies Act, may by notice in writing require a person whom Tyco knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in Tyco's relevant share capital to (a) indicate whether or not it is the case and (b) where such person holds or has during that time held an interest in the shares of Tyco, to give such further information as may be required by Tyco including particulars of such person's own past or present interests in shares of Tyco. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

        Where such a notice is served by Tyco on a person who is or was interested in shares of Tyco and that person fails to give Tyco any information required within the reasonable time specified, Tyco may apply to court for an order directing that the affected shares be subject to certain restrictions. Failure to comply with such a court order is a criminal offence.

        Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

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  any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

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  no voting rights shall be exercisable in respect of those shares;

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  no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

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  no payment shall be made of any sums due from Tyco on those shares, whether in respect of capital or otherwise.

        Where the shares in Tyco are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

Anti-Takeover Provisions

Business Combinations with Interested Shareholders

        Tyco's articles of association includes a provision similar to Section 203 of the Delaware General Corporation Law, which generally prohibits Tyco from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

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  the Tyco board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

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  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

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  the business combination is approved by the Tyco board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 75% of the outstanding voting shares that are not owned by the interested shareholder.

        A "business combination" is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of Tyco.

Shareholder Rights Plans and Share Issuances

        Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure; there is no directly relevant case law on this issue. Tyco does not currently have a rights plan in place.

        Subject to the Irish Takeover Rules described below, the board of directors also has power to issue any authorized and unissued shares of Tyco on such terms and conditions as it may determine (as described above under "—Capital Structure—Authorized Share Capital") and any such action should be taken in the best interests of Tyco. It is possible, however, that the terms and conditions of any issue of preferred shares could discourage a takeover or other transaction that holders of some or a majority of the ordinary shares believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares. The board of directors has previously represented that it will not, without prior shareholder approval, approve the issuance or use of any of the preferred shares for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, the board of directors may approve the issuance or use of preferred shares for capital raising, financing or acquisition needs or opportunities that has the effect of making a takeover of Tyco or other acquisition transaction more difficult or costly, as could also be the case if the board of directors were to issue additional ordinary shares.

Irish Takeover Rules and Substantial Acquisition Rules

        A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of Tyco will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The "General Principles" of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

        The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

  •
  in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

  •
  the holders of securities in the target company must have sufficient time to allow them to make an informed decision regarding the offer;

  •
  the board of a company must act in the interests of the company as a whole. If the board of the target company advises the holders of securities as regards the offer it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company's place of business;

  •
  false markets in the securities of the target company or any other company concerned by the offer must not be created;

  •
  a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered;

  •
  a target company may not be hindered longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

  •
  a "substantial acquisition" of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

        Under certain circumstances, a person who acquires shares or other voting rights in Tyco may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in Tyco at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if, unless the Panel otherwise consents, an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in Tyco, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of the voting rights in Tyco, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

        A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquire ordinary shares of Tyco within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for Tyco ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the "look back" period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

        If the bidder or any of its concert parties has acquired ordinary shares of Tyco (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of Tyco or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per Tyco ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Tyco in the 12-month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

        An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

        The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Tyco. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Tyco is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Tyco and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

        Under the Irish Takeover Rules, the board of directors of Tyco is not permitted to take any action which might frustrate an offer for the shares of Tyco once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

  •
  the action is approved by the offeree at a general meeting; or

  •
  with the consent of the Irish Takeover Panel where:

  •
  the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

  •
  the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

  •
  the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

  •
  the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

        For other provisions that could be considered to have an anti-takeover effect, see "—Preemptive Rights and Advance Subscription Rights" and "—Disclosure of Interests in Shares," in addition to "—Corporate Governance," "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares—Number, Election and Qualification of Directors," "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares—Classified Board," "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares—Removal of Directors and Vacancies; Newly Created Directorships and Vacancies," "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares—Shareholder Action by Written Consent" and "Comparison of the Rights of Holders of Johnson Controls Common Stock and Tyco Ordinary Shares—Amendments of Governing Documents."

Corporate Governance

        Tyco's articles of association delegates the day-to-day management of Tyco to the board of directors. The board of directors may then delegate management of Tyco to committees, executives or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Tyco. The standing committees which Tyco currently has in place include a Compensation Committee, a Nominating and Governance Committee and an Audit Committee.

        Tyco's corporate governance guidelines and general approach to corporate governance as reflected in Tyco's articles of association and its internal policies and procedures is guided by U.S. practice and applicable federal securities laws and regulations and NYSE requirements. Although Tyco is an Irish public limited company, Tyco is not subject to the listing rules of the Irish Stock Exchange or the listing rules of the U.K. Listing Authority and Tyco is therefore not subject to, nor has Tyco adopted, the U.K. Corporate Governance Code, any guidelines issued by the Investment Association or the Pre-Emption Group Statement of Principles or any other non-statutory Irish or U.K. governance standards or guidelines. While there are many similarities and overlaps between the U.S. corporate governance standards applied by Tyco and the U.K. Corporate Governance Code and other Irish/U.K. governance standards or guidelines, there are differences, in particular relating to the extent of the authorization to issue share capital and effect share repurchases that may be granted to the board and the criteria for determining the independence of directors.

Duration; Dissolution; Rights upon Liquidation

        Tyco may be dissolved and wound up at any time by way of a shareholders' voluntary winding up or a creditors' winding up. In the case of a shareholders' voluntary winding up, a special resolution of shareholders is required. Tyco may also be dissolved by way of court order on the application of a creditor or the Director of Corporate Enforcement (where the court is satisfied on a petition of the Director of Corporate Enforcement, that it is in the public interest that Tyco should be wound up), or by the Companies Registration Office (by way of strike off) as an enforcement measure where Tyco has failed to file certain returns.

        The rights of the shareholders to a return of Tyco's assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Tyco's articles of association or the terms of any preferred shares issued by the directors of Tyco from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of Tyco. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. Tyco's articles of association provide that the ordinary shareholders of Tyco are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Stock Exchange Listing

        Tyco ordinary shares are listed on the NYSE under the symbol "TYC." Following the consummation of the merger, the ordinary shares of Tyco (which will be renamed as Johnson Controls plc) will be listed on the NYSE under the symbol "JCI." Tyco is not listed on the Irish Stock Exchange at the present time.

Uncertificated Shares

        Pursuant to the Irish Companies Act, a shareholder is entitled to be issued a share certificate on request and subject to payment of a nominal fee.

Transfer and Registration of Shares

        Tyco's share register is maintained by its transfer agent. Registration in this share register is determinative of membership in Tyco. A shareholder of Tyco who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through the same depository or other nominee is not registered in Tyco's official share register, as the depository or other nominee will remain the record holder of such shares.

        A written instrument of transfer is required under Irish law in order to register on Tyco's official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). A shareholder who directly holds shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party.

        Tyco currently intends to pay, or cause one of its affiliates to pay, stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases Tyco may, in its absolute discretion, pay or cause one of its affiliates to pay any stamp duty. Tyco's articles of association provide that, in the event of any such payment, Tyco shall be entitled to (i) seek reimbursement from the buyer, (ii) set-off the amount of the stamp duty against future dividends on such shares, and (iii) claim a first and permanent lien on the Tyco ordinary shares acquired by such buyer and any dividends paid on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Tyco ordinary shares has been paid unless one or both of such parties is otherwise notified by Tyco.

        Tyco's articles of association delegates to Tyco's secretary (or his or her nominee) the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of Tyco ordinary shares occurring through normal electronic systems, Tyco regularly produces any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Tyco notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with such transfer and that it will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Tyco for this purpose) or request that Tyco execute an instrument of transfer on behalf of the transferring party in a form determined by Tyco. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Tyco's transfer agent, the transferee will be registered as the legal owner of the relevant shares on Tyco's official Irish share register (subject to the matters described below).

        The directors of Tyco have general discretion to decline to register an instrument of transfer unless the transfer is in respect of one class of shares only, the instrument of transfer is accompanied by the certificate of shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, a fee of €10 or such lesser sum is paid to Tyco, the instrument of transfer is in favor of not more than four transferees and it is lodged at the registered office of Tyco or such other place as the directors of Tyco may appoint.

        The registration of transfers may be suspended by the directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.

Legal Name; Formation; Fiscal Year; Registered Office

        The legal and commercial name of Tyco is Tyco International public limited company. Tyco was incorporated in Ireland as a public limited company on May 9, 2014 with company registration number 543654. Tyco's fiscal year ends on the last Friday in September and Tyco's registered address is 1 Albert Quay, Cork, Ireland. Upon the consummation of the merger, Tyco will change its corporate name to Johnson Controls plc.

No Sinking Fund

        The shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

        The combined company ordinary shares to be issued pursuant to the merger will be duly and validly issued and fully paid.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS
OF JOHNSON CONTROLS

        The table below shows the number of shares of Johnson Controls common stock beneficially owned as of the close of business on May 3, 2016, by each of Johnson Controls' directors and named executive officers, as well as the number of shares beneficially owned by all of Johnson Controls' current directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of Johnson Controls' common stock outstanding. The table and footnotes also include information about stock options, stock units, restricted stock, restricted stock units, performance stock units and deferred performance-related share awards credited to the accounts of Johnson Controls' directors and executive officers under various compensation and benefit plans.

Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Options Exercisable Within 60 Days(2)	Cash Settled Stock Units(3)
Molinaroli, Alex A.	616,172	564,530	215,243
McDonald, R. Bruce	885,381	766,707	149,057
Stief, Brian J.	113,916	98,176	100,757
Bolzenius, Beda	796,696	631,197
Jackson, William C.	214,171	160,276	16,592
Abney, David P.	6,775		30,406
Black, Natalie A.	15,990		85,071
Bushman, Julie L.	13,909
Conner, Raymond L.	6,642		3,249
Goodman, Richard	4,507		35,291
Joerres, Jeffrey A.	15,997		104,181
Lacy, William H.	56,818		103,893
del Valle Perochena, Juan Pablo			3,623
Vergnano, Mark P.	13,862		4,158

All Directors and Executive Officers as a group (25 persons)	4,199,727	3,383,033	999,009

(1)
The balance includes: (a) all shares over which the person holds or shares voting and/or investment power; (b) the amount shown, if any, for such person in the "Options Exercisable Within 60 Days" column; and (c) the following shares of unvested restricted stock (which are subject to forfeiture until they vest): Mr. Jackson: 9,000; and all Directors and Executive Officers as a group: 50,723.

(2)
Reflects options to purchase common stock exercisable within 60 days. These amounts are included in the "Amount and Nature of Beneficial Ownership" column.

(3)
Reflects common stock equivalents under our deferred and equity based compensation plans. Each stock unit is intended to be the economic equivalent of one share of Johnson Controls, Inc. common stock. Units are settled in the form of cash and are not settled in the form of common stock. These amounts are not included in the amounts in the "Amount and Nature of Beneficial Ownership" column.

  No Directors or Executive Officers have pledged shares of Common Stock pursuant to any loan or arrangement.

        Based on filings made under Sections 13(d) and 13(g) of the Exchange Act, as of May 12, 2016, the only persons or entities known by Johnson Controls to be a beneficial owner of more than 5% of the Johnson Controls common stock were as follows:

Name and Address of Beneficial Owner	Shares of Johnson Controls Common Stock	Percent of Class
T. Rowe Price Associates, Inc.	40,236,452	6.2%
100 E. Pratt Street
Baltimore, Maryland 21202(1)
The Vanguard Group(2)	36,059,681	5.56%
100 Vanguard Boulevard
Malvern, PA 19355
BlackRock Inc.	34,855,234	5.4%
55 East 52nd Street
New York, NY 10055(3)
Capital Research Global Investors (a division of Capital Research and Management Company)(4)	32,615,005	5%
333 South Hope Street
Los Angeles, CA 90071

(1)
Solely based on information in a Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. on February 12, 2016, which reported that, as of December 31, 2015, T. Rowe Price Associates, Inc. is the beneficial owner with sole voting power as to 12,907,877 shares and sole dispositive power as to 40,236,452 shares.

(2)
Solely based on information in a Schedule 13G filed with the SEC by The Vanguard Group on February 10, 2016, which reported that, as of December 31, 2015, The Vanguard Group is the beneficial owner with sole voting power as to 34,783,587 shares, sole dispositive power as to 34,783,587 shares and shared dispositive power as to 1,276,094 shares.

(3)
Solely based on information in a Schedule 13G filed with the SEC by BlackRock Inc. on January 28, 2016, which reported that, as of December 31, 2015, BlackRock Inc. is the beneficial owner with shared voting power as to 59,788 shares, sole voting power as to 28,957,590 shares, sole dispositive power as to 34,795,446 shares and shared dispositive power as to 59,788 shares.

(4)
Solely based on information in a Schedule 13G/A filed with the SEC by Capital Research Global Investors on February 12, 2016, which reported that, as of December 31, 2015, Capital Research Global Investors is the beneficial owner with sole voting power and sole dispositive power as to 32,615,005 shares.

 SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF
TYCO

        The table below shows the number of shares of Tyco ordinary shares beneficially owned as of the close of business on May 3, 2016, by each of Tyco's directors and named executive officers, as well as the number of shares beneficially owned by all of Tyco's current directors and executive officers as a group. Together, these individuals beneficially own less than two percent (2%) of Tyco's ordinary shares outstanding. The table and footnotes also include information about stock options and DSUs credited to the accounts of Tyco's directors and executive officers under various compensation and benefit plans.

Beneficial Owners	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Class
Edward D. Breen(3)(4)	3,264,705	*
Herman E. Bulls	6,138	*
Lawrence B. Costello(3)	180,722	*
Michael E. Daniels	61,573	*
Frank M. Drendel	13,201	*
Brian Duperreault(2)	33,406	*
Rajiv L. Gupta(2)	32,639	*
Arun Nayar(3)	79,021	*
George R. Oliver(3)	1,829,232	*
Brendan R. O'Neill(2)	35,874	*
Johan Pfeiffer	0	*
Judith A. Reinsdorf(3)	562,079	*
Jürgen Tinggren	4,003	*
Sandra S. Wijnberg(2)	38,726	*
R. David Yost	42,668	*
All directors and executive officers as a group (16)	6,317,461	1.5%

Total percent of Tyco ordinary shares	1.5%

*
Less than 1.0%

(1)
The number shown reflects the number of ordinary shares owned beneficially as of May 3, 2016, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of ordinary shares if he or she, either alone or with others, has the power to vote or to dispose of those ordinary shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, ordinary shares beneficially owned by a person include ordinary shares of which the person has the right to acquire beneficial ownership within 60 days after May 3, 2016. There were 425,271,583 Tyco ordinary shares outstanding on such date.

(2)
Includes vested DSUs as follows: Mr. Duperreault, 18,815; Mr. Gupta, 15,561; Dr. O'Neill, 21,754; and Ms. Wijnberg, 21,754. Distribution of DSUs will occur upon the earliest of (i) the termination of the individual from Tyco's board of directors (other than for cause), (ii) a change in control of Tyco and (iii) December 31, 2017. Upon the occurrence of such event, Tyco will issue the number of Tyco ordinary shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3)
Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest within 60 days of May 3, 2016 as follows: Mr. Breen, 1,957,291; Mr. Costello, 155,469; Mr. Nayar, 78,227, Mr. Oliver, 1,476,828; and Ms. Reinsdorf, 377,224.

(4)
Includes 25,045 shares held in the Edward D. Breen 2014-1 GRAT and 114,810 shares held in the Edward D. Breen 2014-11 GRAT.

        The following table sets forth the information indicated for persons or groups known to Tyco to be beneficial owners of more than 5% of the outstanding Tyco ordinary shares.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Class
BlackRock Inc. 55 East 52nd Street New York, NY 10022(1)	25,332,508	6.0%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104(2)	41,368,444	9.7%
Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199(3)	23,071,691	5.4%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202(4)	46,127,495	10.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355(5)	23,386,544	5.5%

(1)
Based solely on the information reported by BlackRock in a Notification of Holdings under Irish law provided to Tyco on February 16, 2016 and reporting ownership as of February 12, 2016. On such date, BlackRock, together with its affiliates, held an interest in 25,332,508 ordinary shares.

(2)
The amount shown for the number of ordinary shares over which Dodge & Cox exercised investment discretion was provided pursuant to the Schedule 13G/A filed February 12, 2016 with the SEC, indicating beneficial ownership as of December 31, 2015.

(3)
The amount shown for the number of ordinary shares over which MFS exercised investment discretion was provided pursuant to the Schedule 13G/A filed February 9, 2016 with the SEC, indicating beneficial ownership as of December 31, 2015.

(4)
Based solely on the information reported by T. Rowe Price in a Notification of Holdings under Irish law provided to Tyco on April 4, 2016 and reporting ownership as of March 29, 2016. On such date, T. Rowe Price, together with its affiliates, held an interest in 42,127,495 ordinary shares.

(5)
The amount shown for the number of ordinary shares over which The Vanguard Group exercised investment discretion was provided pursuant to the Schedule 13G filed February 10, 2016 with the SEC, indicating beneficial ownership as of December 31, 2015.

 EXPERTS

        The consolidated financial statements as of September 25, 2015 and September 26, 2014, and for each of the three fiscal years in the period ended September 25, 2015, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Tyco International plc's Current Report on Form 8-K dated March 11, 2016, and the effectiveness of the Company's internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The financial statements and financial statement schedule incorporated in this joint proxy statement/prospectus by reference to Johnson Controls Current Report on Form 8-K dated March 3, 2016 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Johnson Controls for the year ended September 30, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        With respect to the unaudited financial information of Johnson Controls for the three-month and six-month periods ended March 31, 2016 and 2015 incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 29, 2016 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

LEGAL MATTERS

        Arthur Cox, Irish counsel to Tyco, will pass upon the validity of the Tyco ordinary shares offered by this joint proxy statement/prospectus. McDermott Will & Emery LLP, tax counsel to Tyco, will pass upon certain U.S. federal income tax consequences of the Tyco share consolidation to Tyco shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES

        CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF TYCO MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF TYCO ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR TYCO, OR TO ENFORCE AGAINST SUCH PERSONS OR TYCO IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. TYCO HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND AGAINST TYCO AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE UNITED STATES, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

OTHER MATTERS

        As of the date of this joint proxy statement/prospectus, neither the Tyco nor the Johnson Controls boards of directors know of any matters that will be presented for consideration at the Tyco EGM or the Johnson Controls special meeting other than as described in this joint proxy statement/prospectus. If any other matter shall properly come before either the Tyco EGM or the Johnson Controls special meeting or any adjournment or postponement thereof (to the extent permitted by the merger agreement) and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of the Tyco EGM and the Johnson Controls special meetings (unless discretionary voting authority is withheld as set forth in the applicable proxy card).

TYCO ANNUAL MEETING SHAREHOLDER PROPOSALS

        In accordance with the rules established by the SEC and Tyco's articles of association, any shareholder proposal submitted pursuant to Rule 14a-8 of the Exchange Act of 1934 intended for inclusion in the proxy statement for the 2017 annual general meeting must be received by Tyco (or, following the merger, the combined company) no later than September 22, 2016. To be included in the proxy statement, the proposal must comply with the requirements as to form and substance established by the SEC and Tyco's articles of association, and must be a proper subject for shareholder action under applicable law.

        A shareholder may also propose business for consideration or nominate persons for election to the board of directors in compliance with U.S. federal proxy rules, applicable law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 of the Exchange Act. Rule 14a-4 of the Exchange Act governs the use of discretionary proxy voting authority with respect to any such proposal. If Tyco (or, following the merger, the combined company) is not provided notice of such a shareholder proposal prior to December 6, 2016, discretionary voting authority will be permitted when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

        Additional information regarding Tyco's procedures is located in Tyco's Proxy Statement on Schedule 14A filed on January 15, 2016, which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

JOHNSON CONTROLS ANNUAL MEETING SHAREHOLDER PROPOSALS

        Johnson Controls intends to hold an annual meeting of shareholders in 2017 only if the merger has not already been consummated by, or shortly after, the time at which Johnson Controls' 2017 annual meeting would normally take place. If an annual meeting of shareholders is held, notice of a proposal to be included in Johnson Controls' proxy statement pursuant to Rule 14a-8 of the Exchange Act must be received by Johnson Controls by August 16, 2016 and comply with the applicable SEC rules and regulations governing such proposals, and notice of any other shareholder nomination or proposal intended to be presented at Johnson Controls' 2017 annual meeting of shareholders must comply with the requirements set forth in the Johnson Controls bylaws, including that Johnson Controls' secretary must receive written notice of a shareholder's intent to propose such business no sooner than September 29, 2016 and no later than October 29, 2016, except that if the 2017 annual meeting is not scheduled to be held within a period that commences December 29, 2016 and ends March 28, 2017, a shareholder's notice will be timely if delivered by the later of (a) the tenth day following the day of the public announcement of the date of the annual meeting or (b) the date which is 90 days prior to the date of the annual meeting.

        Additional information regarding Johnson Controls' procedures is located in Johnson Controls' Proxy Statement on Schedule 14A filed on December 14, 2015, which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

 IRISH TAKEOVER RULES—RESPONSIBILITY STATEMENT

        The directors of Tyco accept responsibility for the information contained in this joint proxy statement/prospectus other than that relating to Johnson Controls and the Johnson Controls group of companies and the directors of Johnson Controls and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure that such is the case), the information contained in this joint proxy statement/prospectus for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        The directors of Johnson Controls accept responsibility for the information contained in this joint proxy statement/prospectus relating to Johnson Controls and the directors of Johnson Controls and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure such is the case), the information contained in this joint proxy statement/prospectus for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

 HOUSEHOLDING OF PROXY MATERIALS

        Under SEC rules, a single set of proxy statements may be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain shareholders who shared a single address, only one joint proxy statement/prospectus will be sent to that address unless any shareholder at that address requested that multiple sets of documents be sent.

        If any Tyco shareholder who agreed to householding wishes to receive a separate proxy statement in the future, he or she may contact [                       ] either by calling [          ], or by writing to [                       ] at [             ]. Tyco shareholders sharing an address who wish to receive a single set of proxy statements may do so by contacting their brokers, banks or other nominees, if they are beneficial holders, or by contacting Tyco at the telephone number or the address set forth above, if they are record holders.

        If any Johnson Controls shareholder who agreed to householding wishes to receive a separate proxy statement in the future, he or she may write to [                                               ] either by calling [          ], or by writing to [                                               ] at [             ]. Johnson Controls shareholders sharing an address who wish to receive a single set of proxy statements may do so by contacting their brokers, banks or other nominees, if they are beneficial holders, or by written request to the address set forth above, if they are record holders.

WHERE YOU CAN FIND MORE INFORMATION

        Both Johnson Controls and Tyco file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Johnson Controls or Tyco files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, Johnson Controls and Tyco file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Johnson Controls' website at www.johnsoncontrols.com, or from Tyco's website at www.tyco.com. The information contained on the websites of Johnson Controls, Tyco and the SEC (except for the filings described below) is not incorporated by reference into this joint proxy statement/prospectus.

        Tyco has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part with respect to the combined company ordinary shares to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of Tyco filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference documents that Johnson Controls and Tyco have previously filed with the SEC, including those listed below.

        You should rely only on the information contained in this joint proxy statement/prospectus or to which you have been referred. Johnson Controls and Tyco have not authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to shareholders of Johnson Controls or shareholders of Tyco nor the issuance of ordinary shares of Tyco in the merger shall create any implication to the contrary.

        This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by Johnson Controls (File No. 001-05097):

  •
  Johnson Controls' Annual Report on Form 10-K for the year ended September 30, 2015 that Johnson Controls filed with the SEC on November 18, 2015, portions of which (including Part I, Item 1. Business, and the following items from Part II of the Annual Report: Item 6. Selected Financial Data, Item 7. Management's Discussion and Analysis and Item 8. Financial Statements and Supplementary Data) were recast in Johnson Controls' Current Report on Form 8-K filed with the SEC on March 3, 2016;

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2015 and March 31, 2016;

  •
  Proxy Statement on Schedule 14A filed on December 14, 2015; and

  •
  Current Reports on Form 8-K dated November 20, 2015, December 1, 2015, January 25, 2016, January 27, 2016, January 28, 2016 (two filings), January 29, 2016, February 17, 2016, March 3, 2016, March 16, 2016 and April 21, 2016 (two filings) (other than information furnished pursuant to Item 2.02 or Item 7.01).

        This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Tyco (File No. 001-13836):

  •
  Annual Report on Form 10-K for the year ended September 25, 2015 that Tyco filed with the SEC on November 13, 2015, portions of which (including the following items from Part II of the Annual Report: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 8. Financial Statements and Supplementary Data and Item 9A. Controls and Procedures) were recast in Tyco's Current Report on Form 8-K filed with the SEC on March 11, 2016;

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended December 25, 2015 and March 25, 2016;

  •
  Proxy Statement on Schedule 14A filed on January 15, 2016; and

  •
  Current Reports on Form 8-K dated October 13, 2015, December 4, 2015, December 22, 2015, January 19, 2016, January 25, 2016, January 27, 2016, March 11, 2016 (two filings), March 16, 2016, April 21, 2016, April 29, 2016, May 12, 2016, May 31, 2016 and June 3, 2016 (other than information furnished pursuant to Item 2.02 or Item 7.01).

        All additional documents that either Johnson Controls or Tyco may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the Johnson Controls special meeting and the Tyco EGM, respectively, other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, will also be deemed to be incorporated by reference.

        If you are a shareholder of Johnson Controls, you can obtain any of the documents incorporated by reference through Johnson Controls or the SEC. Documents incorporated by reference are available from Johnson Controls without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

  Johnson Controls, Inc.
  5757 North Green Bay Avenue
  Milwaukee, Wisconsin 53209
  Attention: Shareholder Services
  Telephone: (800) 524-6220
  www.johnsoncontrols.com

        In order to ensure timely delivery of the documents, Johnson Controls shareholders must make their requests no later than five business days prior to the date of the Johnson Controls special meeting, or no later than [                        ], 2016.

        If you are a shareholder of Tyco, you can obtain any of the documents incorporated by reference through Tyco or the SEC. Documents incorporated by reference are available from Tyco without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

  Tyco International plc
  1 Albert Quay
  Cork, Ireland
  Attention: Investor Relations
  Telephone: +353-21-426-0000
  www.tyco.com

        In order to ensure timely delivery of the documents, Tyco shareholders must make their requests no later than five business days prior to the date of the Tyco EGM, or no later than [                        ], 2016.

        Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

ADDITIONAL INFORMATION

        The information contained in this section of this joint proxy statement/prospectus is not required to be included pursuant to the rules and regulations of the Securities and Exchange Commission, but is included solely to comply with the requirements of the Irish Takeover Rules in order to provide the information required under such rules to Tyco shareholders.

1.     Shareholders and Dealings

1.1
For the purposes of this paragraph 1:

(a)
two or more persons are deemed to be acting in concert if they cooperate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(i)
either:

(A)
the acquisition by any one or more of them of securities in the relevant company concerned; or

(B)
the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)
either:

(A)
acquiring control of the relevant company concerned; or

(B)
frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned; and 'acting in concert' shall be construed accordingly;

(b)
arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is or may be an inducement to deal or refrain from dealing;

(c)
control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 percent or more of the voting rights in that company;

(d)
dealing in relation to relevant securities, includes the following:

(i)
the acquisition or disposal of such securities or of the right (whether absolute or conditional) to exercise or to control the exercise of the voting rights (if any) attaching to such securities;

(ii)
the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any such securities;

(iii)
subscribing or agreeing to subscribe for such securities;

(iv)
the exercise of conversion or subscription rights conferred by any security or any other instrument, whether in respect of new or existing relevant securities;

(v)
the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under or variation of, a derivative referenced, directly or indirectly, to such securities;

(vi)
entering into, terminating or varying the terms of any agreement to purchase or sell such securities; and

    (vii)
    any action (not included in any of the above subparagraphs) which results or may result in an increase or decrease in the number of such securities in which a person is interested or in respect of which he or she has a short position;

  (e)
  derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

  (f)
  disclosure date means [            ], 2016, being the latest practicable date before the posting of this document;

  (g)
  disclosure period means the period commencing on January 25, 2015 (being the date 12 months before the date of the announcement of the merger) and ending on the disclosure date;

  (h)
  exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

  (i)
  exempt principal trader means a principal trader who is recognized by the Irish Takeover Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

  (j)
  for the purpose of determining whether a person has an "interest in a relevant security" or is "interested in a relevant security";

  (i)
  that person shall be deemed to have an "interest," or to be "interested," in a relevant security if and only if he or she has a long position in that security; and

  (ii)
  a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

  (k)
  Long position and short position:

  (i)
  A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (j) if he or she directly or indirectly:

  (A)
  owns that security; or

  (B)
  has the right or option to acquire that security or to call for its delivery; or

  (C)
  is under an obligation to take delivery of that security; or

  (D)
  has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

      or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

      (E)
      will be economically advantaged if the price of that security increases; or

      (F)
      will be economically disadvantaged if the price of that security decreases, irrespective of:

      (I)
      how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

        (II)
        whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

      provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

    (ii)
    A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (j) if he or she directly or indirectly:

    (A)
    has the right or option to dispose of that security or to put it to another person; or

    (B)
    is under an obligation to deliver that security to another person; or

    (C)
    is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (A) to (C) above applies to that person if he or she:

      (D)
      will be economically advantaged if the price of that security decreases; or

      (E)
      will be economically disadvantaged if the price of that security increases, irrespective of:

      (I)
      how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

      (II)
      whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

  (l)
  relevant Johnson Controls securities in relation to Johnson Controls shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

  (i)
  equity share capital of Johnson Controls; and

  (ii)
  securities or any other instruments of Johnson Controls which confer on their holders rights to convert into or to subscribe for any new securities of the foregoing category;

  (m)
  relevant Tyco securities in relation to Tyco shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

  (i)
  securities of Tyco which confer voting rights;

  (ii)
  equity share capital of Tyco; and

  (iii)
  securities or any other instruments of Tyco conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

  (n)
  relevant period means the period commencing on January 25, 2016 and ending on the disclosure date; and

  (o)
  relevant securities means relevant Johnson Controls securities or relevant Tyco securities, as appropriate, and relevant security shall be construed appropriately.

1.2
Interests and short positions in relevant Tyco securities

(a)
As at the close of business on the disclosure date, the Tyco directors (including persons connected with them (within the meaning of the Irish Companies Act)) were interested in the following relevant Tyco securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Share Ownership

Name	Number of Relevant Securities
Edward D. Breen	[ ]
Herman E. Bulls	[ ]
Michael E. Daniels	[ ]
Frank M. Drendel	[ ]
Brian Duperreault	[ ]
Rajiv L. Gupta	[ ]
Brendan R. O' Neill	[ ]
Jürgen Tinngren	[ ]
Sandra W. Wijnberg	[ ]
George R. Oliver	[ ]
R. David Yost	[ ]
  (b)
  As at the close of business on the disclosure date, the following options or awards over Tyco shares have been granted to the following Tyco directors (including persons connected with them within the meaning of the Irish Companies Act) under Tyco's equity incentive plans and remain outstanding:

  Stock Options

Name	Number of Shares under Options	Exercise Price Per Share		Expiry Date
Edward D. Breen	[ ]	$	[ ]	[ ]
Herman E. Bulls	[ ]	$	[ ]	[ ]
Michael E. Daniels	[ ]	$	[ ]	[ ]
Frank M. Drendel	[ ]	$	[ ]	[ ]
Brian Duperreault	[ ]	$	[ ]	[ ]
Rajiv L. Gupta	[ ]	$	[ ]	[ ]
Brendan R. O' Neill	[ ]	$	[ ]	[ ]
Jürgen Tinngren	[ ]	$	[ ]	[ ]
Sandra W. Wijnberg	[ ]	$	[ ]	[ ]
George R. Oliver	[ ]	$	[ ]	[ ]
R. David Yost	[ ]	$	[ ]	[ ]

Name	Number of Shares Subject to Awards
Edward D. Breen	[ ]
Herman E. Bulls	[ ]
Michael E. Daniels	[ ]
Frank M. Drendel	[ ]
Brian Duperreault	[ ]
Rajiv L. Gupta	[ ]
Brendan R. O' Neill	[ ]
Jürgen Tinngren	[ ]
Sandra W. Wijnberg	[ ]
George R. Oliver	[ ]
R. David Yost	[ ]
  (c)
  Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, [            ] Tyco directors (including persons connected with them (within the meaning of the Irish Companies Act)) were interested, or held any short positions, in any relevant Tyco securities.

  (d)
  As at the close of business on the disclosure date, the following subsidiaries of Tyco were interested in the following relevant Tyco securities:

Name	Number of Relevant Tyco Securities
[ ]	[ ]
  (e)
  As at the close of business on the disclosure date, [            ] subsidiaries of Tyco held any short positions in any relevant Tyco securities.

  (f)
  As at the close of business on the disclosure date, [            ] trustee of any pension scheme in which Tyco or any subsidiary of Tyco participates, was interested, or held any short positions, in any relevant Tyco securities.

  (g)
  As at the close of business on the disclosure date, no partner or member of the professional staff of Lazard (financial advisors to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 and no person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Lazard was interested, or held any short positions, in any relevant Tyco securities, save for the following:

Name	Number of Relevant Tyco Securities
[ ]	[ ]
  (h)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Deloitte & Touche LLP (Tyco's auditor) engaged actively in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Tyco securities.

  (i)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Simpson Thacher (US legal advisors to Tyco) actively engaged in relation to the merger, or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Tyco securities.

  (j)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Arthur Cox (Irish legal advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Tyco securities.

  (k)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of [            ] (proxy solicitation agent of Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Tyco securities.

  (l)
  As at the close of business on the disclosure date, [            ] fund manager (other than an exempt fund manager) connected with Tyco was interested, or held any short positions, in any relevant Tyco securities.

  (m)
  Neither Tyco, nor so far as the Tyco directors are aware, any person acting in concert with Tyco other than [            ] has any arrangement with any other person in relation to relevant Tyco securities or held any short positions in any relevant Tyco securities.

  (n)
  [            ] Tyco director holds short positions in any relevant Tyco securities.

  (o)
  As at the close of business on the disclosure date, other than as disclosed in this paragraph 1.2, [            ] person acting in concert with Tyco was interested, or held any short positions, in relevant Tyco securities.

  (p)
  [            ] arrangement relating to any relevant Tyco securities exists between Tyco or any other person acting in concert with Tyco.

  (q)
  The information in this paragraph 1.2 in respect of each member of Tyco and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Tyco directors' knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.3
Dealings in relevant Tyco securities

(a)
The dealings during the disclosure period in relevant Tyco securities by the Tyco directors or persons connected with them (within the meaning of the Irish Companies Act) were as follows:

Name	Nature of Transaction	Date	Number of relevant Tyco securities	Price
Edward D. Breen	[ ]	[ ]	[ ]	[ ]
Herman E. Bulls	[ ]	[ ]	[ ]	[ ]
Michael E. Daniels	[ ]	[ ]	[ ]	[ ]
Frank M. Drendel	[ ]	[ ]	[ ]	[ ]
Brian Duperreault	[ ]	[ ]	[ ]	[ ]
Rajiv L. Gupta	[ ]	[ ]	[ ]	[ ]
Brendan R. O' Neill	[ ]	[ ]	[ ]	[ ]
Jürgen Tinngren	[ ]	[ ]	[ ]	[ ]
Sandra W. Wijnberg	[ ]	[ ]	[ ]	[ ]
George R. Oliver	[ ]	[ ]	[ ]	[ ]
R. David Yost	[ ]	[ ]	[ ]	[ ]
  (b)
  During the disclosure period, Tyco redeemed or purchased [            ] relevant Tyco securities.

  (c)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any partner or member of the professional staff of Lazard (financial advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as Lazard.

  (d)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by subsidiaries of Tyco.

  (e)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any partner or member of the professional staff of Deloitte & Touche LLP (auditors to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014.

  (f)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014.

  (g)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any partner or member of the professional staff of Simpson Thacher (US legal advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014.

  (h)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any partner or member of the professional staff of [            ] (proxy solicitation agent of Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014.

  (i)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by a fund manager (other than an exempt fund manager) connected with Tyco.

  (j)
  During the relevant period, there were [            ] dealings in relevant Tyco securities by any person that has an arrangement with Tyco or with any person acting in concert with Tyco.

  (k)
  Save as disclosed in this paragraph 1.3, [            ] person acting in concert (or deemed to be acting in concert) with Tyco dealt in any relevant Tyco securities during the relevant period.

  (l)
  The information in this paragraph 1.3 in respect of each member of Tyco and all persons controlling, controlled by, or under the same control as each of them has been included subject to Tyco directors' knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.4
Interests and short positions in relevant Johnson Controls securities

(a)
As at the close of business on the disclosure date, Tyco held [            ] interest or short position in any relevant Johnson Controls securities.

(b)
As at the close of business on the disclosure date, [            ] Tyco director (including persons connected with them (within the meaning of the Irish Companies Act)) was interested, or held any short positions, in any relevant Johnson Controls securities.

(c)
As at the close of business on the disclosure date, no partner or member of the professional staff of Lazard (financial advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 and no person (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as Lazard, was interested, or held any short positions, in any relevant Johnson Controls securities, save for the following:

Name	Number of Relevant Johnson Controls Securities
[ ]	[ ]
  (d)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Deloitte & Touche LLP (Tyco's auditor) engaged actively in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Johnson Controls securities.

  (e)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Simpson Thacher (US legal advisors to Tyco) actively engaged in relation to the merger, or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 [            ] was interested, or held any short positions, in any relevant Johnson Controls securities.

  (f)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of Arthur Cox (Irish legal advisor to Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Johnson Controls securities.

  (g)
  As at the close of business on the disclosure date, [            ] partner or member of the professional staff of [            ] (proxy solicitation agent of Tyco) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Tyco since January 25, 2014 was interested, or held any short positions, in any relevant Johnson Controls securities.

  (h)
  As at the close of business on the disclosure date, [            ] fund manager (other than an exempt fund manager) connected with Tyco was interested, or held any short positions, in any relevant Johnson Controls securities.

  (i)
  Save as disclosed in this paragraph 1.4, as at the close of business on the disclosure date, [            ] other person acting in concert (including deemed to be acting in concert) with Tyco, held any interest or any short position in any relevant Johnson Controls securities.

  (j)
  The information in this paragraph 1.4 in respect of each member of Tyco and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Tyco directors' knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.5
Dealings in relevant Johnson Controls securities

(a)
During the disclosure period, Tyco had [            ] dealings in any relevant Johnson Controls securities.

(b)
During the disclosure period, [            ] Tyco director had any dealings in any relevant Johnson Controls securities.

(c)
The information in this paragraph 1.5 in respect of each member of Tyco and all persons controlling, controlled by, or under the same control as each of them has been included subject to Tyco directors' knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

2.     Material Contracts

2.1
Save as disclosed in this paragraph 2.1, neither Tyco nor any of its subsidiaries has within the two years prior to January 25, 2016 (being the date of the announcement of the merger) entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)
Merger Agreement:    On January 24, 2016, Tyco entered into an Agreement and Plan of Merger with Johnson Controls and Merger Sub pursuant to which the businesses of Johnson Controls and Tyco will be combined under a single company. Further details regarding the merger agreement, are set forth in this joint proxy statement/prospectus and incorporated herein by reference to Annex A to the joint proxy statement/prospectus.

(b)
[            ]

3.     Directors and Service Contracts

3.1
Save as disclosed in this paragraph 3.1, none of the directors of Tyco has a service contract with Tyco or its subsidiaries or associated companies with more than 12 months to run, save for:

(a)
[            ]

3.2
Save as disclosed in the section of this joint proxy statement/prospectus entitled "The Merger—Interests of Tyco's Directors and Executive Officers in the Merger," the compensation of the board of directors of Tyco will not be affected by the merger.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

JOHNSON CONTROLS, INC.,

TYCO INTERNATIONAL PLC

and

JAGARA MERGER SUB LLC

Dated as of

January 24, 2016

A-i

A-ii

Exhibit A1:	Form of Articles of Incorporation
Exhibit A2:	Form of Bylaws
Exhibit B:	Form of Parent Governing Documents Amendment

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 24, 2016, is by and among Johnson Controls, Inc., a Wisconsin corporation (the "Company"), Tyco International plc, an Irish public limited company ("Parent"), Jagara Merger Sub LLC, a Wisconsin limited liability company and an indirect wholly owned subsidiary of Parent ("Merger Sub"), and the other party that is a signatory hereto. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a "Party" and collectively as the "Parties".

RECITALS

        WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation in the merger (the "Merger");

        WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Company Common Stock" or "Company Shares") issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares to be cancelled in accordance with Section 2.1(c), and (ii) Company Shares to be converted in accordance with Section 2.1(d) or Section 2.1(e)) shall be cancelled and converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Wisconsin Business Corporation Law (the "WBCL") and the Wisconsin Limited Liability Company Law (the "WLLCL");

        WHEREAS, the board of directors of the Company (the "Company Board of Directors") has determined that this Agreement and the transactions contemplated hereby, including the Merger (the "Transactions"), are advisable and fair to, and in the best interests of, the Company and its shareholders;

        WHEREAS, the Company Board of Directors has adopted resolutions adopting and approving this Agreement and the consummation of the Transactions, including the Merger, and the Company Board of Directors has directed that the approval of this Agreement be submitted for consideration at the Company Special Meeting, and has resolved to recommend that the Company's shareholders approve this Agreement (the "Company Board Recommendation") pursuant to the WBCL;

        WHEREAS, the board of directors of Parent (the "Parent Board of Directors") has adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Parent Share Issuance and the Parent Corporate Amendments, and the Parent Board of Directors has directed that the Parent Share Issuance and the Parent Corporate Amendments be submitted for consideration at the Parent Special Meeting, and has resolved to recommend that Parent's shareholders vote to approve the Parent Share Issuance and the Parent Corporate Amendments (the "Parent Board Recommendation");

        WHEREAS, the sole member of Merger Sub has approved and authorized this Agreement; and

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

 ARTICLE I

THE MERGER

        Section 1.1    The Merger.     Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the WBCL and the WLLCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"), such that following the Merger, the Surviving Corporation will be an indirect wholly owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the WBCL and the WLLCL.

        Section 1.2    Closing.     The closing of the Merger (the "Closing") will take place at 9:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, on the business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the "Closing Date".

        Section 1.3    Effective Time.     On the Closing Date, the Parties shall cause articles of merger with respect to the Merger (the "Articles of Merger") to be duly executed and delivered to the WDFI for filing as provided under the WBCL and the WLLCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the WBCL or the WLLCL in connection with the Merger. The Merger shall become effective on the date and time of the filing of the Articles of Merger or, if agreed by Parent and the Company in writing, such later time and date as specified in the Articles of Merger (the date and time the Merger becomes effective being the "Effective Time").

        Section 1.4    Governing Documents.     At the Effective Time, the articles of incorporation and the bylaws of the Company shall be amended and restated in the forms attached hereto as Exhibit A1 and Exhibit A2, respectively, which shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        Section 1.5    Officers and Directors of the Surviving Corporation.     From and after the Effective Time, the persons listed on Section 1.5 of the Company Disclosure Letter shall be the initial directors of the Surviving Corporation (unless otherwise agreed in writing by the Company and Parent), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE II

TREATMENT OF SECURITIES

        Section 2.1    Treatment of Capital Stock.

          (a)    Treatment of Company Common Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(f) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) Company Shares to be cancelled in accordance with Section 2.1(c), (y) Company Shares to be converted in accordance with Section 2.1(d) or Section 2.1(e), and (z) Company Shares underlying Company Restricted Stock Awards) shall be cancelled and in consideration of which the holder thereof shall have the right to receive the following (the "Merger Consideration"): (i) in the case of a Company Share with respect to which an election to receive Parent Shares (a "Share Election") has been properly made and not revoked or lost pursuant to Section 2.9 (each, a "Share Electing Share"), one (1) (the "Exchange Ratio") validly issued, fully paid and nonassessable Parent Share (the "Share Consideration") and (ii) in the case of a Company Share with respect to which an election to receive cash (a "Cash Election") has been properly made and not revoked or lost pursuant to Section 2.9 (each, a "Cash Electing Share"), $34.88 in cash, without interest (the "Cash Consideration"), in each case subject to Section 2.1(b). Any Company Share with respect to which neither a Share Election nor a Cash Election has been properly made and not revoked or lost pursuant to Section 2.9 shall be deemed to be a Share Electing Share. The Parties agree that the Exchange Ratio and the Merger Consideration have been determined assuming that the Parent Share Consolidation shall have occurred prior to the Merger. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.7, the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 2.2(f).

          (b)    Proration.    Notwithstanding any other provision contained in this Agreement, the aggregate amount of Cash Consideration to be received by the holders of Company Shares in the Merger shall be equal to $3,863,939,529 (the "Aggregate Cash Consideration"). As used herein, the term "Cash Election Amount" shall mean the product of the aggregate number of Cash Electing Shares multiplied by the Cash Consideration.

              (i)  If the Cash Election Amount exceeds the Aggregate Cash Consideration, then, instead of being converted into the right to receive the Cash Consideration, each Cash Electing Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to the product of (x) the Cash Consideration, multiplied by (y) a fraction, the numerator of which is the Aggregate Cash Consideration and the denominator of which is the Cash Election Amount (such fraction, the "Cash Fraction") and (B) a number of validly issued, fully paid and nonassessable Parent Shares equal to the product of (w) the Share Consideration, multiplied by (z) a fraction equal to one (1) minus the Cash Fraction.

             (ii)  If the Aggregate Cash Consideration exceeds the Cash Election Amount then, instead of being converted into the right to receive the Share Consideration, each Share Electing Share shall be converted into the right to receive (A) an amount of cash (without interest) equal to (x) the amount of such excess, divided by (y) the number of Share Electing Shares, and (B) a number of validly issued, fully paid and nonassessable Parent Shares equal to the product of (w) the Share Consideration, multiplied by (z) a fraction, the numerator of which is the difference between (I) the Cash Consideration minus (II) the amount calculated in clause (A), and the denominator of which is the Cash Consideration.

          (c)    Cancellation of Company Shares.    At the Effective Time, all Company Shares owned by the Company, Parent, any Parent Subsidiary that is a direct or indirect owner of Merger Sub immediately prior to the Effective Time or Merger Sub shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (d)    Treatment of Company Shares Owned by Parent Subsidiaries.    At the Effective Time, each Company Share owned by any of the wholly owned Parent Subsidiaries (other than Merger Sub and any Parent Subsidiary that is a direct or indirect owner of Merger Sub immediately prior to the Effective Time) immediately prior to the Effective Time shall be converted into the Share Consideration.

          (e)    Treatment of Merger Sub Interests and Company Shares Owned by Company Subsidiaries.    At the Effective Time, without any further action on the part of the Parties or any of their respective equityholders, each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall be cancelled and, in exchange for the cancellation of such limited liability company interests of Merger Sub and the funding of the aggregate Merger Consideration, the Surviving Corporation shall issue an equivalent number of fully paid and nonassessable shares of common stock of the Surviving Corporation, which number shall represent an ownership percentage in the Surviving Corporation immediately following the Effective Time that shall equal the aggregate ownership percentage of all shareholders (other than the wholly owned Company Subsidiaries) of the Company immediately prior to the Effective Time. At the Effective Time, each Company Share owned by any wholly owned Company Subsidiary immediately prior to the Effective Time shall be converted into and become such number of fully paid and nonassessable shares of common stock of the Surviving Corporation such that the ownership percentage of any such Company Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Company Subsidiary in the Company immediately prior to the Effective Time. The shares described in this Section 2.1(e) shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

          (f)    Adjustment to Merger Consideration.    The Exchange Ratio and the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Company Shares or Parent Shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or Parent Shares outstanding after the date hereof and prior to the Effective Time (in each case, other than the Parent Share Consolidation).

        Section 2.2    Surrender and Payment.

          (a)    Exchange Fund; Investment of Exchange Fund.    Prior to the Effective Time, TIFSA or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the "Exchange Agent"). On or prior to the Closing Date, TIFSA or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) in book-entry form and cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay any dividends or other distributions on Parent Shares under Section 2.2(f) (such evidence of book-entry Parent Shares, together with any such cash amounts, the "Exchange Fund"). In the event that the Exchange Fund shall be insufficient to pay any dividends or other distributions on Parent Shares under Section 2.2(f), TIFSA or Merger Sub shall promptly deposit with the Exchange Agent additional funds in an amount which is equal to the deficiency in order to permit the Exchange Agent to make such payment. TIFSA or Merger Sub shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by mutual agreement of TIFSA or Merger Sub, on the one hand, and the Company, on the other hand; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares entitled to receive such amounts pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to TIFSA or Merger Sub on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

          (b)    Procedures for Surrender.    As soon as reasonably practicable after the Effective Time, but in no event more than three (3) business days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates") or non-certificated Company Shares represented by book-entry shares ("Book-Entry Shares") and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form as Parent and the Company reasonably agree prior to the Effective Time and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.7, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed within three (3) business days following the Exchange Agent's receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), without interest thereon.

          (c)    Transfer Books; No Further Ownership Rights in Company Shares.    At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

          (d)    Termination of Exchange Fund; No Liability.    At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent's routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (e)    Lost, Stolen or Destroyed Certificates.    In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent or the Exchange Agent, the posting by such holder of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Merger Consideration payable in respect thereof pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).

          (f)    Dividends or Distributions with Respect to Parent Shares.    No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

        Section 2.3    Treatment of Company Equity Awards, Company Deferred Awards and Company Cash Awards.

          (a)    Company Stock Options.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under any Company Equity Plan (each, a "Company Stock Option"), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an option (a "Parent Share Option") to acquire (i) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option by (B) the Exchange Ratio; provided, however, that each such Company Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The Parties intend that the adjustments in this Section 2.3(a) are in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and will not subject any Company Stock Option that is converted into a Parent Share Option to Section 409A of the Code. Except as otherwise provided in this Section 2.3(a), each such Company Stock Option assumed and converted into a Parent Share Option pursuant to this Section 2.3(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option as of immediately prior to the Effective Time.

          (b)    Company Stock Appreciation Rights.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each stock appreciation right that corresponds to a number of shares of Company Common Stock granted under any Company Equity Plan (each, a "Company Stock Appreciation Right"), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a share appreciation right (a "Parent Share Appreciation Right") (i) in respect of that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Stock Appreciation Right as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Appreciation Right by (B) the Exchange Ratio. The Parties intend that the adjustments in this Section 2.3(b) are in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and will not subject any Company Stock Appreciation Right that is converted into a Parent Share Appreciation Right to Section 409A of the Code. Except as otherwise provided in this Section 2.3(b), each such Company Stock Appreciation Right assumed and converted into a Parent Share Appreciation Right pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Appreciation Right as of immediately prior to the Effective Time.

          (c)    Company Restricted Stock Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan (each, a "Company Restricted Stock Award") that is outstanding as of immediately prior to the Effective Time, shall be assumed by Parent and shall be converted into a restricted share award corresponding to Parent Shares with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(c), each Company Restricted Stock Award assumed and converted into a Parent Restricted Stock Award pursuant to this Section 2.3(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Restricted Stock Award as of immediately prior to the Effective Time.

          (d)    Company RSU Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock unit award that corresponds to a number of shares of Company Common Stock granted under a Company Equity Plan (each, a "Company RSU Award") that is outstanding as of immediately prior to the Effective Time, shall be assumed by Parent and shall be converted into a restricted share unit award corresponding to Parent Shares (each, a "Parent RSU Award") with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(d), each Company RSU Award assumed and converted into a Parent RSU Award pursuant to this Section 2.3(d) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award as of immediately prior to the Effective Time.

          (e)    Company PSU Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance share unit award that corresponds to a number of shares of Company Common Stock granted under a Company Equity Plan (each, a "Company PSU Award"), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall be assumed by Parent and shall be converted into a Parent RSU Award with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PSU Award as of immediately prior to the Effective Time (as determined by the Company in its reasonable discretion (A) based upon the greater of target and actual performance for the 2016 fiscal year (measured as of a date that is on or about the Effective Time), and (B) disregarding 2017 fiscal year performance for purposes of Company PSU Awards granted in the Company's 2015 fiscal year) by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(e), each Company PSU Award that is assumed and converted into a Parent RSU Award pursuant to this Section 2.3(e) shall continue to have, and shall be subject to, the same terms and conditions (including service-vesting conditions, but excluding performance adjustments) as applied to the corresponding Company PSU Award as of immediately prior to the Effective Time.

          (f)    Company Deferred Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each stock unit (excluding any Company Equity Award) that is deemed invested in shares of Company Common Stock as of immediately prior to the Effective Time under the Company Deferred Compensation Plans (the "Company Deferred Awards") shall be deemed to be invested in Parent Shares, with the number of Parent Shares subject to the Company Deferred Awards in a participant's account under each Company Deferred Compensation Plan as of the Effective Time to be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company Deferred Awards as of immediately prior to the Effective Time by (ii) the Exchange Ratio. Following the Effective Time, the Company Deferred Compensation Plans will otherwise continue to have the same terms, including payment terms and investment options, that were applicable immediately prior to the Effective Time, with the Company Common Stock fund to be replaced with a Parent Shares fund.

          (g)    Company Cash Awards.    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each cash-denominated award granted under any Company Equity Plan (the " Company Cash Awards") that is outstanding as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a cash award of Parent (a "Parent Cash Award") corresponding to a number of dollars equal to the number of dollars subject to such Company Cash Award (as determined by the Company in its reasonable discretion (A) based upon the greater of target and actual performance for the 2016 fiscal year (measured as of a date that is on or about the Effective Time), and (B) disregarding performance for the 2017 fiscal year for purposes of Company Cash Awards granted in the Company's 2015 fiscal year). Except as otherwise provided in this Section 2.3(g), each Company Cash Award that is assumed and converted into a Parent Cash Award pursuant to this Section 2.3(g) shall continue to have, and shall be subject to, the same terms and conditions (including service-vesting conditions, but excluding performance adjustments) as applied to the corresponding Company Cash Award as of immediately prior to the Effective Time.

          (h)    Company Actions.    Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or Company Equity Awards and take such other actions as are necessary to provide for the treatment of the Company Stock Options, Company Stock Appreciation Rights, Company Restricted Stock Awards, Company RSU Awards and Company PSU Awards (collectively, the " Company Equity Awards") as contemplated by this Section 2.3. Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Deferred Compensation Plans and take such other actions as are necessary to provide for the treatment of the Company Deferred Awards and Company Cash Awards as contemplated by this Section 2.3.

          (i)    Plans and Awards Assumed by Parent.    At the Effective Time, Parent shall assume all rights and obligations in respect of each Company Equity Plan and each Company Deferred Compensation Plan, including each outstanding Company Equity Award, Company Deferred Award and Company Cash Award, and will be able to grant stock awards, to the extent permissible by applicable Law under the terms of the Company Equity Plans if Parent elects to assume the share reserves of such Company Equity Plans as of the Effective Time, except that: (i) stock covered by such awards shall be Parent Shares; (ii) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be amended or deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (iii) the Parent Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Company Board of Directors or any committee thereof with respect to the administration of such Company Equity Plan.

          (j)    Parent Actions.    Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Parent Share Options, Parent Share Appreciation Rights, Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards that are converted in accordance with this Section 2.3. The Company and Parent shall cooperate in connection with the preparation of registration statements on Form S-8 (or any successor or other appropriate form, including a Form S-1 or Form S-3 in the case of awards held by former employees and service providers of the Company) with respect to the Parent Shares subject to such awards, in order to file such forms effective as of the Effective Time or, in the event the necessary financial information required for such filings is not filed or able to be filed with the SEC as of the Effective Time, as soon as reasonably practicable following the Effective Time. In addition, Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

        Section 2.4    Treatment of Parent Equity Awards.     Concurrently with the Parent Share Consolidation:

          (a)    Parent Share Options.    Each Parent Share Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Parent Share Consolidation shall be adjusted to be a Parent Share Option to acquire (i) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of Parent Shares subject to such Parent Share Option as of immediately prior to the Parent Share Consolidation by (B) the Share Consolidation Ratio, (ii) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per Parent Share of such Parent Share Option by (B) the Share Consolidation Ratio; provided, however, that each such Parent Share Option that is an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The Parties intend that the adjustments in this Section 2.4(a) are in accordance with Treasury Regulation Section 1.409A-1(b)(5)(v)(D) and will not subject any Parent Share Option to Section 409A of the Code. Except as otherwise provided in this Section 2.4(a), each such Parent Share Option adjusted pursuant to this Section 2.4(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the Parent Share Option as of immediately prior to the Parent Share Consolidation.

          (b)    Parent RSU Awards.    Each Parent RSU Award that is outstanding as of immediately prior to the Parent Share Consolidation shall be adjusted to correspond to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of Parent Shares subject to such Parent RSU Award as of immediately prior to the Parent Share Consolidation by (ii) the Share Consolidation Ratio. Except as otherwise provided in this Section 2.4(b), each Parent RSU Award adjusted pursuant to this Section 2.4(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the Parent RSU Award as of immediately prior to the Effective Time.

          (c)    Parent PSU Awards.    Each performance share unit award that corresponds to a number of Parent Shares granted under a Parent Equity Plan (each, a "Parent PSU Award") that is outstanding as of immediately prior to the Parent Share Consolidation, shall be converted into a Parent RSU Award with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of Parent Shares subject to such Parent PSU Award as of immediately prior to the Parent Share Consolidation, determined based upon the greater of target and actual performance (as determined by Parent in its reasonable discretion) measured as of a date that is on or about the Effective Time determined by Parent in its reasonable discretion, by (ii) the Share Consolidation Ratio. Except as otherwise provided in this Section 2.4(c), each Parent PSU Award converted into a Parent RSU Award pursuant to this Section 2.4(c) shall continue to have, and shall be subject to, the same terms and conditions (including service-vesting conditions, but excluding performance adjustments) as applied to the Parent PSU Award as of immediately prior to the Effective Time.

          (d)    Parent Deferred Share Unit Awards.    Each deferred stock unit that corresponds to a number of Parent Shares granted under a Parent Equity Plan (each, a "Parent DSU Award") that is outstanding immediately prior to the Parent Share Consolidation shall be adjusted by multiplying (i) the number of Parent Shares subject to such Parent DSU Award as of immediately prior to the Parent Share Consolidation by (ii) the Share Consolidation Ratio. Except as otherwise provided in this Section 2.4(d), each Parent DSU Award adjusted pursuant to this Section 2.4(d) shall continue to have, and shall be subject to, the same terms and conditions as applied to the Parent DSU Award as of immediately prior to the Effective Time.

          (e)    Parent Actions.    Prior to the Share Consolidation, Parent shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Parent Equity Plans or Parent Equity Awards and take such other actions as are necessary to provide for the equitable adjustment of the Parent Share Options, Parent RSU Awards, Parent PSU Awards and Parent DSU Awards (collectively, "Parent Equity Awards") as contemplated by this Section 2.4.

        Section 2.5    Company ESPPs; Company Dividend Reinvestment Plan.

          (a)   At the Effective Time, Parent shall assume all rights and obligations in respect of each Company ESPP and each Company ESPP shall continue in accordance with its terms, subject to any amendments Parent deems necessary or advisable in accordance with applicable Law, except that: (a) stock covered by such Company ESPP shall be Parent Shares; (b) all references in such Company ESPP to a number of shares of Company Common Stock shall be amended or deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (c) the Parent Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Company Board of Directors or any committee thereof with respect to the administration of such Company ESPP.

          (b)   The Company shall take such action as is necessary to provide that as of no later than three (3) business days prior to the Closing Date, no Company Shares will be purchased under the Company's dividend reinvestment plan; provided that such cessation of purchases following the Closing Date shall be conditioned upon the consummation of the Merger.

        Section 2.6    Withholding.     The Company, Parent, any applicable Parent Subsidiary, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Relevant Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        Section 2.7    Fractional Shares.

          (a)   No certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or upon the effectuation of the Parent Share Consolidation, and such fractional share interests shall not entitle the owner thereof to vote, to dividends or to any other rights in respect of such fractional shares of a shareholder of Parent.

          (b)   Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares represented by the Certificates and Book-Entry Shares delivered by such holder), shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of the Company Shares reported on the NYSE on the trading day immediately preceding the Closing Date, rounded to the nearest one-hundredth of a cent, by (ii) the fraction of a Parent Share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) to which such holder would otherwise be entitled (the "Fractional Share Consideration"). The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Shares pursuant to this Section 2.7(b) is merely intended to provide a mechanical rounding off and is not a separately bargained-for consideration.

          (c)   Notwithstanding any other provision of this Agreement, each holder of Parent Shares immediately prior to the effectuation of the Parent Share Consolidation (an "Existing Parent Holder") who, as a result of the Parent Share Consolidation, would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares held by such Existing Parent Holder), shall receive, in lieu of any fraction of a Parent Share an Existing Parent Holder would otherwise have been entitled to receive, cash (without interest) in an amount determined in accordance with this Section 2.7(c). As promptly as practicable following the Effective Time, Parent's existing transfer agent or another transfer agent designated by Parent (the "Transfer Agent") shall determine the aggregate number of Parent Shares in lieu of which Existing Parent Holders would receive cash pursuant to the immediately preceding sentence (such excess being herein referred to as the "Excess Shares"). In order to fund the payment of such cash, as promptly as practicable following the Effective Time, the Transfer Agent, as agent for such Existing Parent Holders, shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Parent Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Parent Holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to Existing Parent Holders shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Parent Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Parent Holder is entitled (after taking into account all Parent Shares held by such Existing Parent Holder immediately prior to the effectuation of the Parent Share Consolidation) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be paid to Existing Parent Holders with respect to any fractional share interests, the Transfer Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.7(c). The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Shares pursuant to this Section 2.7(c) is merely intended to provide a mechanical rounding off and is not a separately bargained-for consideration.

        Section 2.8    No Dissenters' Rights.     Pursuant to Section 180.1302(4) of the WBCL, holders of Company Shares will not have dissenters' rights with respect to the Merger.

        Section 2.9    Election Procedures.     Each holder of record of Company Shares (other than (x) Company Shares to be cancelled in accordance with Section 2.1(c) and (y) Company Shares to be converted in accordance with Section 2.1(d) or Section 2.1(e)) (a "Holder") shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the procedures set forth in this Section 2.9.

          (a)   Each Holder may specify in a request made in accordance with the provisions of this Section 2.9 (an "Election") (i) the number of Company Shares owned by such Holder with respect to which such Holder desires to make a Share Election, (ii) the number of such Company Shares with respect to which such Holder desires to make a Cash Election and (iii) the particular shares for which the Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.1(b).

          (b)   The Company shall prepare a form reasonably acceptable to Parent (the "Form of Election"), which shall be mailed by the Company to Holders so as to permit such Holders to exercise their right to make an Election prior to the Election Deadline.

          (c)   The Company shall mail or cause to be mailed or delivered, as applicable, the Form of Election to Holders as of the record date for the Company Special Meeting not less than twenty (20) business days prior to the anticipated Election Deadline. The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who become Holders during the period following the record date for the Company Special Meeting and prior to the Election Deadline.

          (d)   Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by (i) the Certificates, if any, to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company, and (ii) in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. As used herein, "Election Deadline" means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date of the Company Special Meeting, unless otherwise agreed in advance by the Company and Parent, in which event the Company shall reasonably promptly announce such rescheduled Election Deadline.

          (e)   Any Holder may, at any time prior to the Election Deadline, change or revoke such Holder's Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Holder's Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any Company Shares, any subsequent transfer of such Company Shares shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Parent that this Agreement has been terminated in accordance with Article VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any Company Shares (none of the Company, Parent, Merger Sub or the Exchange Agent being under any duty to notify any Company shareholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Share Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

          (f)    The Company and Parent, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, the WBCL and the WLLCL, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.1(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the Company SEC Documents filed or furnished with the SEC since September 30, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the "Company Disclosure Letter") (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent as set forth below.

        Section 3.1    Qualification, Organization, Subsidiaries, etc.

          (a)   Each of the Company and each Company Subsidiary is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except (other than with respect to the Company's due organization and valid existence) where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Articles. The Company Articles are in full force and effect and the Company is not in violation of the Company Articles, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, each Company Joint Venture is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)    Subsidiaries.    All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company and, to the knowledge of the Company, each Company Joint Venture (to the extent such shares of capital stock or other equity interests are held by the Company or one of its Subsidiaries) have been duly authorized and validly issued and are fully paid and nonassessable.

        Section 3.2    Capitalization.

          (a)   The authorized capital stock of the Company consists of 1,800,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Shares"). As of January 21, 2016 (the "Company Capitalization Date"), (i) 648,259,273 Company Shares were issued and outstanding (including 95,282 Company Shares underlying Company Restricted Stock Awards, but excluding Company Shares held in treasury and Company Shares held by Company Subsidiaries), (ii) 69,929,984 Company Shares were held in treasury or held by the Company or Company Subsidiaries, (iii) 13,456,174 Company Shares were reserved for issuance upon the exercise of outstanding Company Stock Options, (iv) 2,823,962 Company Shares were underlying outstanding Company RSU Awards, (v) 346,006 Company Shares were underlying outstanding Company PSU Awards (assuming applicable performance criteria are satisfied at target levels) and (vi) no Company Preferred Shares were issued or outstanding. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

          (b)   All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company and each Company Joint Venture (to the extent such shares of capital stock or other equity interests are held by the Company or one of its Subsidiaries) are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

          (c)   Except as set forth in Section 3.2(a), as of the date hereof: (i) there are no outstanding shares of capital stock or other equity interests or voting securities of the Company other than Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 3.2(a), (ii) there are no outstanding "phantom" stock, "phantom" stock rights, stock appreciation rights, stock-based performance units or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or any of its Subsidiaries from the Company or any of the Company Subsidiaries (other than under the Company Equity Plans or Company Deferred Compensation Plans) and (iii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to: (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned by the Company and/or one or more of the Company Subsidiaries.

          (d)   Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Company Common Stock on any matter.

          (e)   There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

          (f)    Section 3.2(f) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of Company Shares underlying each Company Equity Award, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable. From the Company Capitalization Date through the date of this Agreement, the Company has not granted, entered into an agreement to grant, or otherwise committed to grant any Company Equity Awards or other equity or equity-based awards that may be settled in Company Common Stock.

        Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   The Company has all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the Merger) to receipt of the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and (in the case of the Merger, except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Articles of Merger with the WDFI) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Company Board of Directors has (A) resolved that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company shareholders, (B) adopted resolutions adopting and approving this Agreement and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the WBCL and (C) adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors' rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (clauses (1) and (2), collectively, the "Enforceability Exceptions").

          (b)   Other than in connection with or in compliance with (i) the provisions of the WBCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, (vi) the requirement to file the Articles of Merger with the WDFI, (vii) any applicable requirements of the NYSE, (viii) Irish Prospectus Law and (ix) the matters set forth in Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise right or license binding upon the Company, any of the Company Subsidiaries or, to the knowledge of the Company, any Company Joint Venture or result in the creation of any Liens or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture or (iii) conflict with or violate any Laws applicable to the Company, any of the Company Subsidiaries or, to the

  knowledge of the Company, any Company Joint Venture or any of their respective properties or assets, other than, in the case of clauses (i), (ii) (with respect to the Company Joint Ventures and the Company Subsidiaries that are not Significant Subsidiaries only) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.4    Reports and Financial Statements.

          (a)   Since September 30, 2013, the Company has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished by it with the SEC (the "Company SEC Documents"). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary (other than Spinco, following the date the SEC declares effective the Form 10) is, or at any time since September 30, 2013 has been, subject to the periodic reporting requirements under the Exchange Act.

          (b)   The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and the consolidated Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles ("GAAP") (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

          (c)   As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the Company's knowledge, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

        Section 3.5    Internal Controls and Procedures.

          (a)   The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Company's internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the

  Company's financial statements for external purposes in accordance with GAAP and include policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

          (b)   Since September 30, 2013, none of the Company, the Company's independent accountants, the Company Board of Directors or its audit committee has received any oral or written notification of any (i) significant deficiency or material weakness in the design or operation of internal controls over financial reporting that is reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information or (ii) fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting, in each case that has not been appropriately and adequately remedied by the Company.

        Section 3.6    No Undisclosed Liabilities.     Except (a) as disclosed, reflected or reserved against in the Company's audited consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 30, 2015 and (c) as expressly permitted or contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is, or since September 30, 2013 has been, a party to any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

        Section 3.7    Compliance with Laws; Permits.

          (a)   The Company, the Company Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures are now and have since September 30, 2013 been in compliance with, and are not and have not since September 30, 2013 been in default under or in violation of any Laws applicable to the Company, the Company Subsidiaries or, to the knowledge of the Company, the Company Joint Ventures, or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   The Company, the Company Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures are in possession of all franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and orders of any Relevant Authority, and all rights under any Contract with any Relevant Authority, necessary for the Company, the Company Subsidiaries and the Company Joint Ventures to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, the Company Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures and their respective businesses as being conducted are in compliance with the terms and requirements of the Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.23 or in respect of Tax matters.

        Section 3.8    Environmental Laws and Regulations.     Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and its Subsidiaries (and, to the knowledge of the Company, its former Subsidiaries and the Company Joint Ventures) are now and have been since September 30, 2013 in compliance with all, and have not since September 30, 2013 violated any, applicable Environmental Laws; (b) to the knowledge of the Company, no property currently or formerly owned, leased or operated by the Company, any of its Subsidiaries, any of its former Subsidiaries or any Company Joint Venture (including soils, groundwater, surface water, buildings or other structures), or any other location currently or formerly used by the Company, any of its Subsidiaries, any of its former Subsidiaries or any Company Joint Venture, is contaminated with any Hazardous Substance in a manner that would be reasonably likely to be required to be Remediated or Removed, that is in violation of any Environmental Law, or that would be reasonably likely to give rise to any Environmental Liability, in any case by or affecting the Company, any of its Subsidiaries, any of its former Subsidiaries or any Company Joint Venture; (c) neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of its former Subsidiaries or any Company Joint Venture) has received since September 30, 2013 any written notice, demand letter, claim or request for information alleging that the Company or any of its Subsidiaries (or, to the knowledge of the Company, any of its former Subsidiaries or any Company Joint Venture) may be in violation of any Environmental Law or subject to any Environmental Liability or are allegedly subject to any Removal, Remedial or Response actions; (d) neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of its former Subsidiaries or any Company Joint Venture) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning any Environmental Liability or otherwise relating to any Hazardous Substance; (e) the Company and each Company Subsidiary and, to the knowledge of the Company as of the date of this Agreement, each Company Joint Venture has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted and all such Environmental Permits are in good standing and, to the knowledge of the Company, there is no reasonable basis for any revocation, non-renewal, or adverse modification of any such Environmental Permit; and (f) to the knowledge of the Company, there are no other facts, activities, circumstances or conditions in existence, including the transportation or arrangement for the treatment, storage, handling, disposal or transportation of any Hazardous Substance at or to any off-site location, that have resulted in, or would be reasonably expected to result in, the Company, any Company Subsidiary or any Company Joint Venture incurring any Environmental Liability. As used herein, the term "Environmental Laws" means all Laws relating to: (i) the protection, investigation or restoration of the environment or natural resources, or (ii) the exposure to, or the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance. As used herein, the term "Environmental Liability" means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (i) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water) and (ii) based upon (A) any provision of Environmental Laws or (B) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority and includes in either case: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys' and consultants' fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for clean-up costs and injunctive relief, including any Removal, Remedial or Response actions. As used herein, the term "Hazardous Substance" means any "hazardous substance" and any "pollutant or contaminant" as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), as amended ("CERCLA"); any "hazardous waste" as that term is defined in the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended ("RCRA"); and any "hazardous material" as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed or otherwise used in rules, regulations, standards, orders, guidelines, directives and publications issued pursuant to, or otherwise in implementation of, said Laws); and any pollutant, chemical or substance that is subject to regulation, control or remediation under any environmental Law, including any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins. As used herein, the term "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material). As used herein, the term "Removal, Remedial or Response" actions include the types of activities covered by CERCLA, RCRA and other comparable Environmental Laws, and regardless of whether such activities are those which might be taken by a Relevant Authority or those which a Relevant Authority or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under "removal," "remedial," or other "response" actions, and "Remediated" and "Removed" have correlative meanings. As used herein, the term "Environmental Permits" means any permit, license, authorization or approval required under applicable Environmental Laws.

        Section 3.9    Additional Asbestos Matters.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no pending claims, actions, suits or proceedings and, to the knowledge of the Company, no Person has threatened to commence any claim, action, suit or proceeding against the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture alleging exposure to asbestos or asbestos-containing products or materials and, to the knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to result in any such claim, action, suit or proceeding; and (b) to the knowledge of the Company, neither the Company, any Company Subsidiary nor any Company Joint Venture has assumed or retained, either contractually or by operation of Law, any obligations relating to asbestos or any claim, action, suit or proceeding alleging exposure to asbestos that could reasonably be expected to adversely affect the Company, the Company Subsidiaries or the Company Joint Ventures.

        Section 3.10    Employee Benefit Plans.

          (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), or comparable U.S. state or foreign law or (B) severance arrangements providing such benefits for a period not in excess of three (3) years following termination of employment; (iii) no liability under

  Title IV of ERISA has been incurred by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause the Company, any of its Subsidiaries or any of their respective ERISA Affiliates to incur a liability thereunder; (iv) no Withdrawal Liability imposed on the Company or any of its ERISA Affiliates is unsatisfied, and, to the knowledge of the Company, no Multiemployer Plan to which the Company, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or is required to contribute has been terminated or is "insolvent" (within the meaning of Section 4245 of ERISA); (v) all contributions or other amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP or applicable international accounting standards; (vi) neither the Company nor any Company Subsidiary has engaged in a transaction in connection with which the Company or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (vii) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

          (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code (i) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (ii) has received a favorable determination letter or opinion letter as to its qualification.

          (c)   Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

          (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan which is subject to any Law other than U.S. federal, state or local Law ("Company Foreign Plan") has been administered in compliance in all respects with its terms and operated in compliance in all respects with applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Foreign Plan required to be registered or approved by a non-U.S. Relevant Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Company Foreign Plan that could reasonably be expected to affect any such approval relating thereto, and neither the Company nor any of the Company Subsidiaries has incurred any liability in connection with the termination of, or withdrawal from, any Company Foreign Plan that is a defined benefit pension plan.

        Section 3.11    Absence of Certain Changes or Events.     Since September 30, 2015 through the date of this Agreement, other than with respect to the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted, in all material respects, in the ordinary course of business.

Since September 30, 2015, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From September 30, 2015 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of clauses (vi), (xi), (xii), (xiii) or (xiv) of Section 5.1(b) had such action been taken after the execution of this Agreement.

        Section 3.12    Investigations; Litigation.     As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Relevant Authority with respect to the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture, or any of their respective properties, rights or assets, and there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture or any of their respective properties, rights or assets or any of their respective officers or directors in such capacity before, and (b) there are no orders, judgments or decrees of, any Relevant Authority to which the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture is a party or any of their respective properties, rights or assets is subject, which, in the case of clause (a) or (b), have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.13    Information Supplied.

          (a)   The information relating to the Company and the Company Subsidiaries to be contained in the proxy statement relating to the matters to be submitted to the shareholders of the Company at the Company Special Meeting and the shareholders of Parent at the Parent Special Meeting (such joint proxy materials, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus"), the registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus will form a part) with respect to the issuance of Parent Shares in the Merger (the "Form S-4") and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act and the Irish Takeover Rules in each case in connection with the Merger will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the shareholders of the Company and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of Parent) and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. If an Irish Prospectus is required under Irish Prospectus Law, the information relating to the Company and its Subsidiaries to be contained in the Irish Prospectus will not, on the date the Irish Prospectus is first made available to the public in accordance with the Irish Prospectus Regulations, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 3.13(a), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus, the Form S-4 or (if applicable) the Irish Prospectus which were not supplied by or on behalf of the Company.

          (b)   The information relating to Spinco, the Spinco Business and the proposed spin off of the Spinco Business (the "Spin Off") to be contained in the draft registration statement on Form 10 relating to the Spin Off (the "Form 10") and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act in connection with the Spin Off will not, at the time the

  Form 10 is filed and declared effective under the Exchange Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. As of the Closing, the Form 10 shall be complete in such a manner (other than with respect to the approval of the Spin Off by the Board of Directors of Parent, the setting of a record date, the distribution date and the distribution ratio for the Spin Off and the execution of the agreements related to the Spin Off and related matters) that Spinco shall be in a position to request acceleration of the effectiveness of the Form 10 under the Exchange Act on the business day following approval of the Spin Off by the Board of Directors of Parent.

        Section 3.14    Tax Matters.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

          (a)   All Tax Returns that are required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any extensions of time within which to file), and all such Tax Returns are true, correct and complete;

          (b)   The Company and the Company Subsidiaries have, within the time and manner prescribed by applicable Law, paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or other third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

          (c)   All Taxes due and payable by the Company or any of the Company Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of the Company and its Subsidiaries for all periods ending on or before the date of such financial statements;

          (d)   During the last three (3) years, no claim has been made in writing by a Tax authority in a jurisdiction where any of the Company or any of the Company Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

          (e)   Neither the Company nor any Company Subsidiary has been a party to a "listed transaction," as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law);

          (f)    Neither the Company nor any Company Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

          (g)   There are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, except for Company Permitted Liens;

          (h)   No Tax authority has asserted, or threatened in writing to assert, a Tax liability (exclusive of interest) in excess of $50,000,000 in connection with an audit or other administrative or court proceeding involving Taxes of the Company or the Company Subsidiaries; and

          (i)    Neither the Company nor any Company Subsidiary is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement or arrangement solely among the Company and/or the Company Subsidiaries or (y) customary Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

        Except insofar as Section 3.10 and Section 3.11 relate to Taxes, this Section 3.14 represents the sole and exclusive representations and warranties of the Company and the Company Subsidiaries regarding Tax matters.

        Section 3.15    Labor Matters.

          (a)   The Company and the Company Subsidiaries are in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   There is no unfair labor practice charge pending or, to the knowledge of the Company, threatened which if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to a pending or, to the knowledge of the Company, threatened, labor dispute, strike, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage in the past three (3) years. Other than the agreements with labor organizations the Company or the Company Subsidiaries is a party to as of the date hereof, to the knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers' council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries, or to compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   Except as required by applicable Law, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.16    Intellectual Property.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted; (b) the Company and/or a Company Subsidiary has good, valid and properly recorded, as applicable, title to all Intellectual Property owned by the Company or the Company Subsidiaries, free and clear of all Liens, other than Company Permitted Liens, and the Company and/or a Company Subsidiary is or are the sole and exclusive owner or owners thereof; (c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or the Company Subsidiaries by any Person alleging infringement, misappropriation or other violation by the Company or the Company Subsidiaries of such Person's Intellectual Property, or challenging the scope, validity, ownership or enforceability of any Intellectual Property owned by or, to the knowledge of the Company, to which exclusive rights are granted to the Company or the Company Subsidiaries; (d) to the knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person; and (e) neither the Company nor any Company Subsidiary has made or threatened any claim of, and to the Company's knowledge there is no, misappropriation, violation or infringement by others of the Company's or any Company Subsidiary's rights to or in connection with any Intellectual Property used in their respective businesses. The Company and the Company Subsidiaries take reasonable measures to protect the confidentiality of material trade secrets and other material confidential information, and to the knowledge of the Company, there has been no disclosure of any such trade secrets or confidential information of the Company or any of the Company Subsidiaries to any Person, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.17    Real Property.

          (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title to all of the real properties and assets reflected in the Company's consolidated balance sheet as of September 30, 2015 included in the Company SEC Documents filed on or prior to the date hereof (collectively, with respect to real property, the "Company Owned Real Property") or acquired after the date thereof that are material to the Company's business, on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than any such Lien (i) for governmental assessments, charges, claims of payment or other Taxes not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar lien arising in the ordinary course of business, (iii) which is disclosed on the Company's consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in the Company SEC Documents filed on or prior to the date hereof or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since September 30, 2015, (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used or (vi) in the case of any Company Joint Venture, imposed by its organizational documents or joint venture Contract (any such Lien described in any of clauses (i) through (vi), a "Company Permitted Lien"). As of the date hereof, neither the Company nor any Company Subsidiary has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement under which the Company or any of the Company Subsidiaries uses or occupies, or has the right to use or occupy, any material real property at which the material operations of the

  Company and the Company Subsidiaries are conducted (collectively, with respect to real property, the "Company Leased Real Property"), is valid, binding and in full force and effect and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the lessor or sublessor thereunder exists with respect to any Company Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens. As of the date hereof, neither the Company nor any Company Subsidiary has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.18    Opinion of Financial Advisors.     The Company Board of Directors has received an opinion from each of Centerview Partners LLC and Barclays Capital Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the aggregate Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Shares (other than the Company, Parent, their Affiliates and the Company Shares underlying Company Restricted Stock Awards).

        Section 3.19    Required Vote of Company Shareholders.     The Company Shareholder Approval is the only vote of holders of securities of the Company required to consummate the Transactions.

        Section 3.20    Material Contracts.

          (a)   Except for this Agreement or any Contracts filed as exhibits to the Company SEC Documents, Section 3.20(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or the Company Subsidiaries have any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a), other than the Company Benefit Plans, whether or not set forth in Section 3.20(a) of the Company Disclosure Letter, being referred to herein as "Company Material Contracts"):

              (i)  any partnership, joint venture, strategic alliance or similar Contract which is material to the Company and its Subsidiaries, taken as a whole;

             (ii)  any Contract that prohibits in any material respect the Company or any of its Affiliates from competing in any line of business or in any geographic area, or with any Person, including any Contract that requires the Company or any of its Affiliates to work exclusively with any Person in any geographic region, in each case which Contract is material to the Company and its Subsidiaries, taken as a whole;

            (iii)  each acquisition or divestiture Contract that contains financial covenants, indemnities or other payment obligations (including "earn-out" or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $50,000,000 in the twelve (12) month period following the date of this Agreement;

            (iv)  each Contract relating to outstanding Indebtedness of the Company or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $250,000,000, other than (x) Contracts solely among the Company and/or any wholly owned Company Subsidiaries or (y) Contracts relating to any guarantee of performance or performance bond (whether or not drawn);

             (v)  each Contract between the Company, on the one hand, and any officer, director or affiliate (other than a Company Subsidiary or a Company Joint Venture) of the Company or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, director, affiliate or family member (other than a Company Benefit Plan);

            (vi)  any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) which involve payments after the date hereof of consideration in excess of $15,000,000;

           (vii)  any Contract with any Relevant Authority that is material to the Company and its Subsidiaries, taken as a whole;

          (viii)  any Contract that limits or otherwise restricts the ability of the Company or any wholly owned Company Subsidiary to pay material dividends or make material distributions to its shareholders or equityholders; and

            (ix)  any Contract not otherwise described in any other subsection of this Section 3.20(a) that would be required to be filed by the Company as a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

          (b)   Except as described in Section 3.20(b) of the Company Disclosure Letter, the Company has provided to Parent prior to the date of this Agreement, a true and complete copy of each Company Material Contract as in effect on the date of this Agreement. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.

        Section 3.21    Insurance.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current, material insurance policies and contracts (or replacements thereof) of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.22    Finders or Brokers.     Except as set forth in Section 3.22 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

        Section 3.23    FCPA, Anti-Corruption, Sanctions and Export Controls.     Except for those matters which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material liability to the Company, any of the Company Subsidiaries or any Company Joint Venture:

          (a)   neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any Company Joint Venture, nor any director, manager or employee of the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture, has in the last five (5) years, in connection with the business of the Company, any Company Subsidiary or any Company Joint Venture, itself or, to the Company's knowledge, any of its agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of the Company, any Company Subsidiary or any Company Joint Venture, taken any action in violation of applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

          (b)   neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any Company Joint Venture, nor any director, manager or employee of the Company, any Company Subsidiary or, to the knowledge of the Company, any Company Joint Venture, are, or in the last five (5) years have been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving the Company, any Company Subsidiary or any Company Joint Venture, in any way relating to applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

          (c)   the Company, the Company Subsidiaries and, to the knowledge of the Company, the Company Joint Ventures, and, to the knowledge of the Company, all of their respective agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of the Company, any Company Subsidiary or any Company Joint Venture, are in compliance with, and have at all times during the last five (5) years conducted their global trade transactions in accordance with, all applicable Global Trade Laws;

          (d)   the Company, every Company Subsidiary and, to the knowledge of the Company, every Company Joint Venture have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, every Company Subsidiary and every Company Joint Venture, as required by the FCPA in all material respects; and

          (e)   the Company, every Company Subsidiary and, to the knowledge of the Company, every Company Joint Venture have instituted policies and procedures reasonably designed to ensure compliance with the FCPA, the Bribery Act and other applicable Bribery Legislation and Global Trade Laws and maintain such policies and procedures in force.

        Section 3.24    Takeover Statutes; No Rights Agreement.     No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Articles is, or at the Effective Time will be, applicable to Parent, Merger Sub, any of their respective Subsidiaries or the Merger.

        Section 3.25    No Other Representations.     Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger pursuant to Section 7.2, Parent acknowledges that neither the Company nor any Representative of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their respective Representatives in certain "data rooms" or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the Parent SEC Documents filed or furnished with the SEC since September 30, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the "Parent Disclosure Letter") (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company as set forth below.

        Section 4.1    Qualification, Organization, Subsidiaries, etc.

          (a)   Each of Parent, Merger Sub and each Parent Subsidiary is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except (other than with respect to Parent's due organization and valid existence) where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Memorandum and Articles of Association of Parent (the "Parent Memorandum and Articles of Association"), as amended to the date hereof, and has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the articles of organization and operating agreement of Merger Sub. The Parent Memorandum and Articles of Association are in full force and effect and Parent is not in violation of the Parent Memorandum and Articles of Association, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The articles of organization of Merger Sub are in full force and effect and Merger Sub is not in violation of the articles of organization of Merger Sub, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, each Parent Joint Venture is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)    Subsidiaries.    All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Parent and, to the knowledge of Parent, each Parent Joint Venture (to the extent such shares of capital stock or other equity interests are held by Parent or one of its Subsidiaries) have been validly issued and are fully paid and nonassessable.

        Section 4.2    Share Capital.

          (a)   The authorized capital of Parent consists of 1,000,000,000 ordinary shares, par value $0.01 per share (the "Parent Shares"), 100,000,000 preferred shares, par value $0.01 per share ("Parent Preferred Shares") and 40,000 ordinary A shares of €1.00 each ("Parent Euro-Denominated Shares"). As of January 20, 2016 (the "Parent Capitalization Date"), (i) (A) 424,230,180 Parent Shares were issued and outstanding, (B) no Parent Preferred Shares were issued and outstanding and (C) no Parent Euro-Denominated Shares were issued or outstanding, (ii) (A) 387,855 Parent Shares were held in treasury and (B) no Parent Shares were held by Parent Subsidiaries, (iii) 14,534,173 Parent Shares were reserved for issuance upon the exercise of outstanding Parent Share Options granted under Parent Equity Plans, (iv) 1,544,361 Parent Shares were underlying outstanding Parent RSU Awards granted under Parent Equity Plans, (v) 77,419 Parent Shares were underlying outstanding Parent DSU Awards granted under Parent Equity Plans and (vi) 1,628,296 Parent Shares were underlying outstanding Parent PSU Awards (assuming applicable performance criteria are satisfied at target levels). All the outstanding Parent Shares are, and all Parent Shares reserved for issuance as noted above or contemplated to be issued in the Merger shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

          (b)   All issued and outstanding shares of capital of, or other equity interests in, each Significant Subsidiary of Parent and each Parent Joint Venture (to the extent such shares of capital stock or other equity interests are held by Parent or one of its Subsidiaries) are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

          (c)   Except as set forth in Section 4.2(a), as of the date hereof: (i) there are no outstanding shares of capital or other equity interests or voting securities of Parent other than Parent Shares that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a), (ii) there are no outstanding "phantom" stock, "phantom" stock rights, stock appreciation rights, stock-based performance units or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of Parent or any of its Subsidiaries from Parent or any of the Parent Subsidiaries (other than under the Parent Equity Plans) and (iii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to: (A) issue, transfer or sell any shares in its capital or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment;

  (C) redeem or otherwise acquire any such shares of its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned by Parent and/or one or more of the Parent Subsidiaries.

          (d)   Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Parent Shares on any matter.

          (e)   There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the shares of capital or other equity interest of Parent or any Parent Subsidiary.

          (f)    Section 4.2(f) of the Parent Disclosure Letter sets forth a true and complete list, as of the Parent Capitalization Date, of (i) each Parent Equity Award, (ii) the name of the Parent Equity Award holder, (iii) the number of Parent Shares underlying each Parent Equity Award, (iv) the date on which the Parent Equity Award was granted, (v) the Parent Equity Plan under which the Parent Equity Award was granted, (vi) the exercise price of each Parent Equity Award, if applicable, and (vii) the expiration date of each Parent Equity Award, if applicable. From the Parent Capitalization Date through the date of this Agreement, Parent has not granted, entered into an agreement to grant, or otherwise committed to grant any Parent Equity Awards or other equity or equity-based awards that may be settled in Parent Shares.

        Section 4.3    Corporate Authority Relative to this Agreement; No Violation.

          (a)   Parent and Merger Sub have all requisite corporate or limited liability company, as applicable, power and authority to enter into this Agreement and, subject (in the case of Parent) to the receipt of the Parent Shareholder Required Approvals, to perform its obligations hereunder and to consummate the Transactions, including the issuance of Parent Shares in connection with the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and the sole member of Merger Sub and (except for (i) receipt of the Parent Shareholder Required Approvals and (ii) the filing of the Articles of Merger with the WDFI) no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Parent Board of Directors has (A) resolved that this Agreement and the Transactions, including the issuance of Parent Shares in connection with the Merger, are advisable and in the best interests of Parent and the shareholders of Parent, (B) adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Parent Share Issuance and the Parent Corporate Amendments, on the terms and subject to the conditions set forth herein, in accordance with the requirements of Irish law, and (C) adopted a resolution to make, subject to Section 5.4, the Parent Board Recommendation. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

          (b)   Other than in connection with or in compliance with (i) the provisions of the WBCL and the WLLCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, (vi) the requirement to file the Articles of Merger with the WDFI, (vii) any applicable requirements of the NYSE, (viii) the Irish Takeover Rules, (ix) Irish Prospectus Law and (x) the matters set forth in Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)   The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise right or license binding upon Parent, any of the Parent Subsidiaries or, to the knowledge of Parent, any Parent Joint Venture or result in the creation of any Liens or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of Parent, any Parent Subsidiary or, to the knowledge of Parent, any Parent Joint Venture , other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Memorandum and Articles of Association or any of the organizational documents of any Parent Subsidiary or, to the knowledge of Parent, any Parent Joint Venture or (iii) conflict with or violate any Laws applicable to Parent, any of the Parent Subsidiaries, to the knowledge of Parent, any Parent Joint Venture or any of their respective properties or assets, other than, in the case of clauses (i), (ii) (with respect to the Parent Joint Ventures and the Parent Subsidiaries that are not Significant Subsidiaries only) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.4    Reports and Financial Statements.

          (a)   Since September 30, 2013, Parent and each of its and its Subsidiaries' predecessor entities (each such entity, a "Parent Predecessor Entity"), have filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished by Parent or any Parent Predecessor Entity with the SEC (collectively with respect to all such entities, the "Parent SEC Documents") and have filed prior to the date hereof all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of such party with the Registrar of Companies in Ireland. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Parent Subsidiary is, or at any time since September 30, 2013 has been, subject to the periodic reporting requirements under the Exchange Act.

          (b)   The consolidated financial statements (including all related notes and schedules) of Parent or the relevant filer of Parent, a Parent Subsidiary or the Parent Predecessor Entity when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of such Person and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC)

  applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

          (c)   As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to Parent's knowledge, none of the Parent SEC Documents is the subject of any ongoing review by the SEC.

        Section 4.5    Internal Controls and Procedures.

          (a)   Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent's internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of Parent's financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP and include policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on its financial statements.

          (b)   Since September 30, 2013, none of Parent, Parent's independent accountants, the Parent Board of Directors or its audit committee has received any oral or written notification of any (i) significant deficiency or material weakness in the design or operation of internal controls over financial reporting that is reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information or (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting, in each case that has not been appropriately and adequately remedied by Parent.

        Section 4.6    No Undisclosed Liabilities.     Except (a) as disclosed, reflected or reserved against in Parent's audited consolidated balance sheet (or the notes thereto) as of September 25, 2015 included in the Parent SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 25, 2015 and (c) as expressly permitted or contemplated by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary or any Parent Predecessor Entity is, or since September 30, 2013 has been, a party to any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

        Section 4.7    Compliance with Laws; Permits.

          (a)   Parent, the Parent Subsidiaries and, to the knowledge of Parent, the Parent Joint Ventures are now and have since September 27, 2013 been in compliance with, and are not and have not since September 27, 2013 been in default under or in violation of any Laws applicable to

  Parent, the Parent Subsidiaries or, to the knowledge of Parent, the Parent Joint Ventures, or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Parent, the Parent Subsidiaries and, to the knowledge of Parent, the Parent Joint Ventures are in possession of all franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and orders of any Relevant Authority, and all rights under any Contract with any Relevant Authority, necessary for Parent, the Parent Subsidiaries and the Parent Joint Ventures to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Parent Permits"), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, the Parent Subsidiaries and, to the knowledge of Parent, the Parent Joint Ventures and their respective businesses as being conducted are in compliance with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)   Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.23 or in respect of Tax matters.

        Section 4.8    Environmental Laws and Regulations.     Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and its Subsidiaries (and, to the knowledge of Parent, its former Subsidiaries and the Parent Joint Ventures) are now and have been since September 30, 2013 in compliance with all, and have not since September 30, 2013 violated any, applicable Environmental Laws; (b) to the knowledge of Parent, no property currently or formerly owned, leased or operated by Parent, any of its Subsidiaries, any of its former Subsidiaries or any Parent Joint Venture (including soils, groundwater, surface water, buildings or other structures), or any other location currently or formerly used by Parent, any Parent Subsidiary or any former Parent Subsidiary, is contaminated with any Hazardous Substance in a manner that would be reasonably likely to be required to be Remediated or Removed, that is in violation of any Environmental Law, or that would be reasonably likely to give rise to any Environmental Liability, in any case by or affecting Parent or any Parent Subsidiary; (c) neither Parent nor any of its Subsidiaries (or, to the knowledge of Parent, any of its former Subsidiaries or any Parent Joint Venture) has received since September 30, 2013 any written notice, demand letter, claim or request for information alleging that Parent or any of its Subsidiaries (or, to the knowledge of Parent, any of its former Subsidiaries or any Parent Joint Venture) may be in violation of any Environmental Law or subject to any Environmental Liability or are allegedly subject to any Removal, Remedial or Response actions; (d) neither Parent nor any of its Subsidiaries (or, to the knowledge of Parent, any of its former Subsidiaries or any Parent Joint Venture) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning any Environmental Liability or otherwise relating to any Hazardous Substance; (e) Parent, each Parent Subsidiary and, to the knowledge of Parent as of the date of this Agreement, each Parent Joint Venture has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted and all such Environmental Permits are in good standing and, to the knowledge of Parent, there is no reasonable basis for any revocation, non-renewal, or adverse modification of any such Environmental Permit; and (f) to the knowledge of Parent, there are no other facts, activities, circumstances or conditions in existence, including the transportation or arrangement for the treatment, storage, handling, disposal or transportation of any Hazardous Substance at or to any off-site location, that have resulted in, or would be reasonably expected to result in, Parent or any Parent Subsidiary incurring any Environmental Liability.

        Section 4.9    Additional Asbestos Matters.     Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no pending claims, actions, suits or proceedings and, to the knowledge of the Parent, no Person has threatened to commence any claim, action, suit or proceeding against Parent, any Parent Subsidiary or, to the knowledge of Parent, any Parent Joint Venture alleging exposure to asbestos or asbestos-containing products or materials and, to the knowledge of Parent, there are no facts, events or circumstances that would reasonably be expected to result in any such claim, action, suit or proceeding; and (b) to the knowledge of Parent, neither Parent, any Parent Subsidiary nor any Parent Joint Venture has assumed or retained, either contractually or by operation of Law, any obligations relating to asbestos or any claim, action, suit or proceeding alleging exposure to asbestos that could reasonably be expected to adversely affect Parent, the Parent Subsidiaries or the Parent Joint Ventures.

        Section 4.10    Employee Benefit Plans.

          (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (ii) no Parent Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by COBRA or comparable U.S. state or foreign law or (B) severance arrangements providing such benefits for a period not in excess of three (3) years following termination of employment; (iii) no liability under Title IV of ERISA has been incurred by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Parent, any of its Subsidiaries or any of their respective ERISA Affiliates to incur a liability thereunder; (iv) no Withdrawal Liability imposed on Parent or any of its ERISA Affiliates is unsatisfied, and, to the knowledge of Parent, no Multiemployer Plan to which Parent, any of its Subsidiaries or any of their respective ERISA Affiliates contributes or is required to contribute has been terminated or is "insolvent" (within the meaning of Section 4245 of ERISA); (v) all contributions or other amounts payable by Parent or its Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP or applicable international accounting standards; (vi) neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (vii) there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

          (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Parent Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code (i) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (ii) has received a favorable determination letter or opinion letter as to its qualification.

          (c)   Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, "excess parachute payment" (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Parent or any of its Subsidiaries under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits. No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

          (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan which is subject to any Law other than U.S. federal, state or local Law ("Parent Foreign Plan") has been administered in compliance in all respects with its terms and operated in compliance in all respects with applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Foreign Plan required to be registered or approved by a non-U.S. Relevant Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Parent Foreign Plan that could reasonably be expected to affect any such approval relating thereto, and neither Parent nor any of the Parent Subsidiaries has incurred any liability in connection with the termination of, or withdrawal from, any Parent Foreign Plan that is a defined benefit pension plan.

        Section 4.11    Absence of Certain Changes or Events.     Since September 30, 2015 through the date of this Agreement, other than with respect to the Transactions, the businesses of Parent and the Parent Subsidiaries have been conducted, in all material respects, in the ordinary course of business. Since September 30, 2015, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. From September 30, 2015 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of clauses (vi), (xi), (xii), (xiii) or (xiv) of Section 5.2(b) had such action been taken after the execution of this Agreement.

        Section 4.12    Investigations; Litigation.     As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Relevant Authority with respect to Parent, any Parent Subsidiary, to the knowledge of Parent, any Parent Joint Venture, or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent, any Parent Subsidiary, to the knowledge of Parent, any Parent Joint Venture, or any of their respective properties, rights or assets or any of their respective officers or directors in such capacity before, and there are no orders, judgments or decrees of, any Relevant Authority to which Parent, any of its Subsidiaries or, to the knowledge of Parent, any Parent Joint Venture, is a party or any of their respective properties, rights or assets is subject, which, in the case of clause (a) or (b), have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.13    Information Supplied.     The information relating to Parent and the Parent Subsidiaries to be contained in the Joint Proxy Statement/Prospectus, the Form S-4 and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act and the Irish Takeover Rules in each case in connection with the Transactions will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto)is first mailed to the shareholders of Parent and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of the Company) and any related documents and the Form S-4 will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. If an Irish Prospectus is required under Irish Prospectus Law, the information relating to the Parent and the Parent Subsidiaries to be contained in the Irish Prospectus will not, on the date the Irish Prospectus is first made available to the public in accordance with the Irish Prospectus Regulations, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.13, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus, the Form S-4 or (if applicable) the Irish Prospectus which were not supplied by or on behalf of Parent.

        Section 4.14    Tax Matters.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

          (a)   All Tax Returns that are required to be filed by or with respect to the Parent or any of the Parent Subsidiaries have been timely filed (taking into account any extensions of time within which to file), and all such Tax Returns are true, correct and complete;

          (b)   Parent and the Parent Subsidiaries have, within the time and manner prescribed by applicable Law, paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or other third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

          (c)   All Taxes due and payable by Parent or any of the Parent Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of Parent and the Parent Subsidiaries for all periods ending on or before the date of such financial statements;

          (d)   During the last three (3) years, no claim has been made in writing by a Tax authority in a jurisdiction where any of Parent or any of the Parent Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

          (e)   Neither Parent nor any Parent Subsidiary has been a party to a "listed transaction," as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law);

          (f)    Neither Parent nor any Parent Subsidiary has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

          (g)   There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Parent Permitted Liens;

          (h)   No Tax authority has asserted, or threatened in writing to assert, a Tax liability (exclusive of interest) in excess of $33,333,333 in connection with an audit or other administrative or court proceeding involving Taxes of Parent or the Parent Subsidiaries;

          (i)    Neither Parent nor any Parent Subsidiary is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement or arrangement solely among Parent and/or the Parent Subsidiaries or (y) customary Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), or has any liability for Taxes of any Person (other than Parent or any of the Parent Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise; and

          (j)    Parent is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income Tax purposes, without giving effect to the Merger and without giving effect to any change in or issuance of applicable Law that occurs after the date of this Agreement.

        Except insofar as Section 4.10 and Section 4.11 relate to Taxes, this Section 4.14 represents the sole and exclusive representations and warranties of Parent and the Parent Subsidiaries regarding Tax matters.

        Section 4.15    Labor Matters.

          (a)   Parent and the Parent Subsidiaries are in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   There is no unfair labor practice charge pending or, to the knowledge of Parent, threatened which if determined adversely to Parent or any of its Subsidiaries would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to a pending or, to the knowledge of Parent, threatened, labor dispute, strike, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, nor has Parent nor any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage in the past three (3) years. Other than the agreements with labor organizations Parent is a party to as of the date hereof, to the knowledge of Parent, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers' council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Parent or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of its Subsidiaries, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (c)   Except as required by applicable Law, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any of its Subsidiaries, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.16    Intellectual Property.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (a) either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted; (b) Parent and/or a Parent Subsidiary has good, valid and properly recorded, as applicable, title to all Intellectual Property owned by Parent or the Parent Subsidiaries, free and clear of all Liens, other than Parent Permitted Liens, and Parent and/or a Parent Subsidiary is or are the sole and exclusive owner or owners thereof; (c) there are no pending or, to the knowledge of Parent, threatened claims against Parent or the Parent Subsidiaries by any Person alleging infringement, misappropriation or other violation by Parent or the Parent Subsidiaries of such Person's Intellectual Property, or challenging the scope, validity, ownership or enforceability of any Intellectual Property owned by or, to the knowledge of Parent, to which exclusive rights are granted to Parent or any of the Parent Subsidiaries; (d) to the knowledge of Parent, the conduct of the businesses of Parent and the Parent Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person; and (e) neither Parent nor any Parent Subsidiary has made or threatened any claim of, and to Parent's knowledge there is no, misappropriation, violation or infringement by others of Parent's or any Parent Subsidiary's rights to or in connection with any Intellectual Property used in their respective businesses. Parent and the Parent Subsidiaries take reasonable measures to protect the confidentiality of material trade secrets and other material confidential information, and to the knowledge of Parent, there has been no disclosure of any such trade secrets or confidential information of Parent or any of the Parent Subsidiaries to any Person, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.17    Real Property.

          (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary has good and valid title to all of the real properties and assets reflected in Parent's consolidated balance sheet as of September 25, 2015 included in the Parent SEC Documents filed on or prior to the date hereof (collectively, with respect to real property, the "Parent Owned Real Property") or acquired after the date thereof that are material to Parent's business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than any such Lien (i) for governmental assessments, charges or claims of payment or other Taxes not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar lien arising in the ordinary course of business, (iii) which is disclosed on Parent's consolidated balance sheet (or the notes thereto) as of September 25, 2015 included in the Parent SEC Documents filed on or prior to the date hereof or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since September 25, 2015, (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, or (vi) in the case of any Parent Joint Venture, imposed by its organizational documents or joint venture Contract (any such Lien described in any of clauses (i) through (vi), a "Parent Permitted Lien"). As of the date hereof, neither Parent nor any Parent Subsidiary has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease, sublease and other agreement under which Parent or any of the Parent Subsidiaries uses or occupies, or has the right to use or occupy, any material real property at which the material operations of Parent and the Parent Subsidiaries are conducted (collectively, with respect to real property, the "Parent Leased Real Property"), is valid, binding and in full force and effect and (ii) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the lessor or sublessor thereunder exists with respect to any Parent Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens. As of the date hereof, neither Parent nor any Parent Subsidiary has received notice of any pending, and, to the knowledge of Parent, there is no threatened, condemnation proceeding with respect to any Parent Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.18    Opinion of Financial Advisors.     The Parent Board of Directors has received an opinion of Lazard Frères & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth in the opinion, the Share Consolidation Ratio (after giving effect to the Merger and taking into account the Merger Consideration) is fair, from a financial point of view, to the shareholders of Parent (other than the Company and its Affiliates).

        Section 4.19    Required Vote of Parent Shareholders.     The Parent Shareholder Required Approvals are the only votes of holders of securities of Parent required to consummate the Transactions.

        Section 4.20    Material Contracts.

          (a)   Except for this Agreement or any Contracts filed as exhibits to the Parent SEC Documents, Section 4.20(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a), other than the Parent Benefit Plans, whether or not set forth in Section 4.20(a) of the Parent Disclosure Letter, being referred to herein as "Parent Material Contracts"):

              (i)  any partnership, joint venture, strategic alliance or similar Contract which is material to Parent and its Subsidiaries, taken as a whole;

             (ii)  any Contract that prohibits in any material respect Parent or any of its Affiliates from competing in any line of business or in any geographic area, or with any Person, including any Contract that requires Parent or any of its Affiliates to work exclusively with any Person in any geographic region, in each case which Contract is material to Parent and its Affiliates, taken as a whole;

            (iii)  each acquisition or divestiture Contract that contains financial covenants, indemnities or other payment obligations (including "earn-out" or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $30,000,000 in the twelve (12) month period following the date of this Agreement;

            (iv)  each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $125,000,000, other than (x) Contracts solely among Parent and/or any wholly owned Parent Subsidiaries or (y) Contracts relating to any guarantee of performance or performance bond (whether or not drawn);

             (v)  each Contract between Parent, on the one hand, and any officer, director or affiliate (other than a Parent Subsidiary or a Parent Joint Venture) of Parent or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent has an obligation to indemnify such officer, director, affiliate or family member (other than a Parent Benefit Plan);

            (vi)  any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) which involve payments after the date hereof of consideration in excess of $10,000,000;

           (vii)  any Contract with any Relevant Authority that is material to Parent and its Subsidiaries, taken as a whole;

          (viii)  any Contract that limits or otherwise restricts the ability of Parent or any wholly owned Parent Subsidiary to pay material dividends or make material distributions to its shareholders or equityholders; and

            (ix)  any Contract not otherwise described in any other subsection of this Section 4.20(a) that would be required to be filed by Parent as a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

          (b)   Except as described in Section 4.20(b) of the Parent Disclosure Letter, Parent has provided to the Company prior to the date of this Agreement, a true and complete copy of each Parent Material Contract as in effect on the date of this Agreement. Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of Parent or the Parent Subsidiary which is party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.

        Section 4.21    Insurance.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all current, material insurance policies and contracts (or replacements thereof) of Parent and the Parent Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Parent nor any Parent Subsidiary has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.22    Finders or Brokers.     Except as set forth in Section 4.22 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

        Section 4.23    FCPA, Anti-Corruption, Sanctions and Export Controls.     Except for those matters which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material liability to Parent, any of the Parent Subsidiaries or any Parent Joint Venture:

          (a)   neither Parent, any Parent Subsidiary, any Parent Predecessor Entity nor, to the knowledge of Parent, any Parent Joint Venture, nor any director, manager or employee of Parent, any Parent Subsidiary, any Parent Predecessor Entity or, to the knowledge of Parent, any Parent Joint Venture, has in the last five (5) years, in connection with the business of Parent, any Parent Subsidiary, any Parent Predecessor Entity or any Parent Joint Venture, itself or, to Parent's knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent, any Parent Subsidiary, any Parent Predecessor Entity or any Parent Joint Venture, taken any action in violation of applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

          (b)   neither Parent, any Parent Subsidiary, any Parent Predecessor Entity nor, to the knowledge of Parent, any Parent Joint Venture, nor any director, manager or employee of Parent, any Parent Subsidiary, any Parent Predecessor Entity or, to the knowledge of Parent, any Parent Joint Venture, are, or in the last five (5) years have been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving Parent, any Parent Subsidiary, any Parent Predecessor Entity or any Parent Joint Venture in any way relating to applicable Bribery Legislation, including the FCPA, and since July 1, 2011 only, the Bribery Act;

          (c)   Parent, the Parent Subsidiaries and, to the knowledge of Parent, the Parent Joint Ventures, and, to the knowledge of Parent, all of their respective agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of Parent, any Parent Subsidiary or any Parent Joint Venture, are in compliance with, and have at all times during the last five (5) years conducted their global trade transactions in accordance with, all applicable Global Trade Laws;

          (d)   Parent, every Parent Subsidiary and, to the knowledge of Parent, every Parent Joint Venture have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent, every Parent Subsidiary and every Parent Joint Venture as required by the FCPA in all material respects; and

          (e)   Parent, every Parent Subsidiary and, to the knowledge of Parent, every Parent Joint Venture, have instituted policies and procedures reasonably designed to ensure compliance with the FCPA, the Bribery Act and other applicable Bribery Legislation and Global Trade Laws and maintain such policies and procedures in force.

        Section 4.24    No Merger Sub Activity.     Since the date of its organization, Merger Sub has not held any assets or engaged in any activities other than in connection with its formation, this Agreement or the consummation of the Transactions, including the Merger.

        Section 4.25    Debt Financing.

          (a)   Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of executed commitment letters and any fee letters related thereto (together, and as the same may be amended as permitted by Section 6.16, the "Debt Commitment Letters") between TIFSA and the financial institutions identified therein (including any lenders who become party thereto by joinder, the "Lenders") to provide, subject to the terms and conditions therein, debt financing to a TIFSA Subsidiary ("Borrower") in the amounts set forth therein (collectively, as may be modified or replaced in accordance with Section 6.16(a), the "Debt Financing"). As of the date of this Agreement, (i) the Debt Commitment Letters have not been amended or modified

  (subject to any flex provisions in any fee letter referred to in the previous sentence), and no such amendment or modification is contemplated (except as expressly provided therein, in connection with the joinder of additional Lenders in connection with the syndication of the commitments therein), and (ii) the obligations and commitments contained in the Debt Commitment Letters have not been withdrawn, modified or rescinded in any respect. Parent and/or its Subsidiaries have fully paid (or are, substantially concurrently with the execution and delivery hereof, fully paying) any and all commitment fees or other fees required by the terms of the Debt Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, each Debt Commitment Letter is (x) a valid and binding obligation of TIFSA and, to the knowledge of Parent, of each of the other parties thereto and (y) in full force and effect.

          (b)   As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of TIFSA or, to the knowledge of Parent, any other parties thereto, or any failure to satisfy a condition precedent, under the Debt Commitment Letters. As of the date of this Agreement, the Debt Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Borrower on the terms therein and all of the provisions that would permit the Lenders to reduce the total amount of the Debt Financing. As of the date of this Agreement, other than the Debt Commitment Letters, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding of the full amount of the Debt Financing.

        Section 4.26    No Other Representations.     Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent in connection with the Merger pursuant to Section 7.3, the Company acknowledges that neither Parent nor any Representative of Parent makes any other express or implied representation or warranty with respect to Parent or any of the Parent Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to its Representatives in certain "data rooms" or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

        Section 5.1    Conduct of Business by the Company Pending the Closing.

          (a)   From and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.1(b).

          (b)   At all times from and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, or as required to comply with any ruling received from, or agreement entered into with, any Tax authority (in each case, (x) prior to the date of this Agreement or (y) after the date of this Agreement in accordance with the terms of this Agreement), or any action necessary to resolve or settle any Tax audit, litigation or similar proceeding, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company:

              (i)  shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) regular quarterly cash dividends on the Company Shares and Company Equity Awards of not more than $0.29 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date and (B) dividends and distributions paid or made on a pro rata basis by its Subsidiaries in the ordinary course of business;

             (ii)  shall not, and shall not permit any of its Subsidiaries to, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, in each case, except for any such transaction involving only the direct or indirect wholly owned Subsidiaries of the Company;

            (iii)  shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, in each case, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

            (iv)  shall not, and shall not permit any of its Subsidiaries to, (A) grant any Company Equity Awards or any other equity-based awards (other than as permitted by Section 5.1 of the Company Disclosure Letter) or non-equity based long-term incentive awards, (B) increase the compensation, bonus or pension, welfare, severance or other benefits to be paid or provided to any employee of the Company or any of its Subsidiaries who is a party to an individual change of control employment agreement, (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of the Company or any of its Subsidiaries, other than (1) employment agreements terminable on less than thirty (30) days' notice without penalty or liability and (2) employment agreements with employees in non-U.S. jurisdictions, in the case of each of subclauses (1) and (2), entered into in the ordinary course of business and consistent with past practice and with applicable Law, (D) terminate the employment of any "executive officer", within the meaning of Rule 3b-7 of the Exchange Act of the Company, other than for cause, (E) amend any performance targets with respect to any outstanding bonus or equity awards, (F) amend the funding obligation or contribution rate of any Company Benefit Plan or change any underlying assumptions used to calculate benefits payable under any Company Benefit Plan (except as may be required by GAAP or other applicable accounting standard), (G) establish, adopt, enter into, amend or terminate a Company Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, other than (1) amendments in the ordinary course of business consistent with past practice that neither contravene the other covenants set forth in this Section 5.1(b)(iv) nor materially increase the cost to the Company of maintaining such Company Benefit Plan or other plan, trust, fund, policy or arrangement) or (2) entering into third-party Contracts for the provision of services to such Company Benefit Plans, including benefit administration, or (H) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan, except, in the case of each of subclauses (A) through (H) of this Section 5.1(b)(iv), (x) in the ordinary course of business consistent with past practice, upon five (5) business days' prior written notice to

    Parent, (y) as required by existing written agreements or Company Benefit Plans in effect as of the date of this Agreement, or (z) as otherwise required by applicable Law;

             (v)  shall not, and shall not permit any of its Subsidiaries to, hire any Person for position at a grade at 184 or above, other than (A) employees hired pursuant to offers of employment outstanding on the date hereof, (B) employees hired or promoted to fill open positions in the ordinary course of business consistent with past practice, or (C) for positions described on Section 5.1(b)(v) of the Company Disclosure Letter;

            (vi)  shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

           (vii)  shall not, and shall not permit any of its Subsidiaries to, enter into agreements with respect to or consummate (other than pursuant to Contracts in effect as of the date hereof that have been previously disclosed to Parent prior to the date hereof), any acquisitions of an equity interest in or the assets of any Person or any business or division thereof (whether by merger, consolidation, business combination, joint venture or similar agreements), in each case, except (A) in respect of any transactions between or among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries or (B) for amounts (including assumption of liabilities) that do not exceed $350,000,000 individually or $700,000,000 in the aggregate, unless, in the case of each of subclauses (A) and (B), such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

          (viii)  shall not amend the Company Governing Documents, and shall not permit any of its Significant Subsidiaries to adopt any material amendments to its organizational documents;

            (ix)  shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in the Company or any Company Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of its capital stock, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, or take any action to cause to be vested or exercisable any otherwise unvested or unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Benefit Plan outstanding on the date hereof and in accordance with their present terms), other than (A) issuances of Company Shares in respect of any exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or Company Deferred Awards outstanding on the date hereof and in accordance with their present terms or as may be permitted to be granted after the date hereof in accordance with the terms of this Agreement, (B) grants of Company Equity Awards or Company Deferred Awards, in each case, as may be permitted by Section 5.1(b)(iv)(A), (C) withholding of Company Shares to satisfy Tax obligations pertaining to the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or Company Deferred Awards or to satisfy the exercise price with respect to Company Stock Options or to effectuate an optionee direction upon exercise, (D) stock fund transactions under Company Benefit Plans that are qualified or supplemental savings plans, (E) transactions among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries and (F) issuances of Company Shares pursuant to the Company's dividend reinvestment plan;

             (x)  shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Company Shares tendered by holders of Company Equity Awards and Company Deferred Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) transactions among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries or (C) acquisitions or repurchases of Company Shares for an aggregate amount not to exceed $500,000,000 pursuant to (and within the limitations of) the Company's previously announced share repurchase plan, whether pursuant to an accelerated share repurchase plan, a "10b5-1 plan", other open market purchases or otherwise;

            (xi)  shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), including off-balance sheet arrangements, except for (A) any transactions among the Company and its wholly owned Subsidiaries, (B) guarantees of indebtedness for borrowed money of Company Subsidiaries or guarantees by Company Subsidiaries of indebtedness for borrowed money of the Company or any Company Subsidiary, which indebtedness is incurred in compliance with this Section 5.1(b)(xi), (C) issuances of commercial paper by the Company or any of its Subsidiaries backed by the existing credit facilities of the Company or the Company Subsidiaries as in effect on the date of this Agreement, (D) borrowings under existing credit facilities of the Company or its Subsidiaries as in effect on the date of this Agreement solely to fund operating expenses in the ordinary course of business, (E) repayments of indebtedness at the stated maturity of such indebtedness and required amortization or mandatory prepayments, (F) indebtedness for borrowed money incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of the Company or any of its Subsidiaries, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended or refinanced (plus interest and premium, if any, thereon and the amount of reasonable refinancing fees and expenses incurred in connection therewith) and on terms that are no less favorable to the Company or such Subsidiary than the terms of the indebtedness replaced, renewed, extended or refinanced, (G) indebtedness incurred in connection with the Spin Off in an aggregate principal amount not to exceed the amount set forth in Section 5.7 of the Company Disclosure Letter, or (H) indebtedness for borrowed money not to exceed $250,000,000 in aggregate principal amount and with maturities of one hundred eighty (180) days or less that may be incurred or repaid by the Company or any of its Subsidiaries other than in accordance with subclauses (A) - (G), inclusive; provided that nothing contained in this Section 5.1(b)(xi) shall prohibit the Company and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business;

           (xii)  shall not, and shall not permit any of its Subsidiaries to, make any loans to any other Person involving in excess of $300,000,000 in the aggregate (including any loans to non-wholly owned Subsidiaries, joint ventures or third parties), of which no more than $100,000,000 may be made to third parties, except for loans among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries; and

          (xiii)  shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to Section 5.1(b)(xi) (other than sub-clause (G) thereof), but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a Lien of no greater amount, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to Section 5.1(b)(xi)(G), (C) for (1) dispositions of inventory and obsolete equipment in the ordinary course of business and (2) sales of goods and services in the ordinary course of business, (D) for transactions involving less than $150,000,000 individually or $450,000,000 in the aggregate, (E) for non-exclusive licenses to contractors of the Company or its Subsidiaries for purposes of enabling such contractors to provide services to the Company or its Subsidiaries, as applicable, in the ordinary course of business, (F) for non-exclusive licenses of Intellectual Property in the ordinary course of business or (G) for transactions among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries;

          (xiv)  shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding (other than any claim, litigation, investigation, audit or other proceeding in respect of Taxes), in each case made or pending against the Company or any of its Subsidiaries or any of their officers and directors in their capacities as such, other than the compromise or settlement of any such material claim, litigation, investigation or proceeding that (1) is for an amount not to exceed for any such compromise or settlement $15,000,000 individually or $75,000,000 in the aggregate, (2) does not impose any injunctive relief on the Company or its Subsidiaries or otherwise encumber or restrict their operations, (3) does not include any admission of guilt or wrongdoing by the Company or its Subsidiaries and (4) if related to material Intellectual Property of the Company or its Subsidiaries, such compromise or settlement is made in the ordinary course of business and does not contain any admission of invalidity of any such material Intellectual Property or of the validity or infringement of any Intellectual Property of another Person that is material to the products or services of the Company or its Subsidiaries;

            (xv)  shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of accounting for Tax purposes or any annual Tax accounting period, file any material amended Tax Return, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes or surrender any right to claim a material amount of Tax refunds;

          (xvi)  shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure, or commit to do so, in excess of the amounts set forth in Section 5.1(b)(xvi) of the Company Disclosure Letter;

         (xvii)  except in the ordinary course of business or in connection with any matter to the extent specifically permitted by any other subclause of this Section 5.1(b) or by Section 5.1 of the Company Disclosure Letter (it being understood that the proviso at the end of Section 5.1(b)(xi) does not specifically permit any action otherwise prohibited by this Section 5.1(b)(xvii)), shall not, and shall not permit any of its Subsidiaries to, enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract, or materially modify, materially amend or terminate any Company Material Contract or waive, release or assign any material rights or claims thereunder;

        (xviii)  shall not, and shall not permit any of its Subsidiaries to, other than with respect to bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business or in connection with indebtedness permitted by the other subclauses of this Section 5.1(b) or by Section 5.1 of the Company Disclosure Letter, enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other "Specified Transaction" (as defined in the 2002 ISDA Master Agreement);

          (xix)  shall not, and shall not permit any of its Subsidiaries to, (A) authorize, set a record date for or consummate the distribution of Spinco shares to the Company's shareholders in connection with the Spin Off or (B) enter into the agreements related to the Spin Off that are filed or required to be filed as exhibits to the Form 10; and

            (xx)  shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary, with respect to any Company Subsidiary that is not directly or indirectly wholly owned by the Company, the Company's obligation under this Section 5.1 to take an action or not to take an action with respect to such Company Subsidiary shall only apply to the extent that the Company shall have the right to consent to such action pursuant to the organizational documents of such Company.

          (c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company Board of Directors and management of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company and its Subsidiaries.

        Section 5.2    Conduct of Business by Parent Pending the Closing.

          (a)   From and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.2 of the Parent Disclosure Letter, or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business in all material respects; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2(b).

          (b)   At all times from and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.2 of the Parent Disclosure Letter, or as required to fulfill its obligations under any Parent Tax Sharing Agreement or any ruling received from, or agreement entered into with, any Tax authority (in each case, (x) prior to the date of this Agreement or (y) after the date of this Agreement in accordance with the terms of this Agreement), or any action necessary to resolve or settle any Tax audit, litigation or similar proceeding, or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent:

              (i)  shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Parent or its

  Subsidiaries), except (A) regular quarterly cash dividends on the Parent Shares and Parent Equity Awards of not more than $0.205 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date and (B) dividends and distributions paid or made on a pro rata basis by its Subsidiaries in the ordinary course of business;

             (ii)  shall not, and shall not permit any of its Subsidiaries to, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization, in each case, except for any such transaction involving only the direct or indirect wholly owned Subsidiaries of Parent (other than Merger Sub);

            (iii)  shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, in each case, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary of the Parent after consummation of such transaction;

            (iv)  shall not, and shall not permit any of its Subsidiaries to, (A) grant any Parent Equity Awards or any other equity-based awards (other than as permitted by Section 5.2 of the Parent Disclosure Letter) or non-equity based long-term incentive awards, (B) increase the compensation, bonus or pension, welfare, severance or other benefits to be paid or provided to any employee of Parent or any of its Subsidiaries who is a participant in the Change of Control Severance Plan for Certain U.S. Officers and Executives, (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Parent or any of its Subsidiaries, other than (1) employment agreements terminable on less than thirty (30) days' notice without penalty or liability and (2) employment agreements with employees in non-U.S. jurisdictions, in the case of each of subclauses (1) and (2), entered into in the ordinary course of business and consistent with past practice and applicable Law, (D) terminate the employment of any "executive officer", within the meaning of Rule 3b-7 of the Exchange Act of Parent, other than for cause, (E) amend any performance targets with respect to any outstanding bonus or equity awards, (F) amend the funding obligation or contribution rate of any Parent Benefit Plan or change any underlying assumptions used to calculate benefits payable under any Parent Benefit Plan (except as may be required by GAAP or other applicable accounting standard), (G) establish, adopt, enter into, amend or terminate a Parent Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, other than (1) amendments in the ordinary course of business consistent with past practice that neither contravene the other covenants set forth in this Section 5.2(b)(iv) nor materially increase the cost to Parent of maintaining such Parent Benefit Plan or other plan, trust, fund, policy or arrangement) or (2) entering into third-party Contracts for the provision of services to such Parent Benefit Plans, including benefit administration, or (H) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Parent Benefit Plan, except, in the case of each of subclauses (A) through (H) of this Section 5.2(b)(iv), (x) in the ordinary course of business consistent with past practice, upon five (5) business days' prior written notice to the Company, (y) as required by existing written agreements or Parent Benefit Plans in effect as of the date of this Agreement, or (z) as otherwise required by applicable Law;

             (v)  shall not, and shall not permit any of its Subsidiaries to, hire any officer, Band 1 executive or functional Band 2 executive or above, other than (A) employees hired pursuant to offers of employment outstanding on the date hereof, (B) employees hired or promoted to fill open positions in the ordinary course of business, consistent with past practice, or (C) for positions described on Section 5.2(b)(v) of the Parent Disclosure Letter;

            (vi)  shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

           (vii)  shall not, and shall not permit any of its Subsidiaries to, enter into agreements with respect to or consummate (other than pursuant to Contracts in effect as of the date hereof that have been previously disclosed to the Company prior to the date hereof), any acquisitions of an equity interest in or the assets of any Person or any business or division thereof (whether by merger, consolidation, business combination, joint venture or similar agreements), in each case, except (A) in respect of any transactions between or among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries, or (B) for amounts (including assumption of liabilities) that do not exceed $250,000,000 individually or $500,000,000 in the aggregate, unless, in the case of each of subclauses (A) and (B), such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

          (viii)  shall not amend the Parent Memorandum and Articles of Association (other than the Parent Governing Documents Amendment), and shall not permit any of its Significant Subsidiaries to adopt any material amendments to its organizational documents;

            (ix)  shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital, voting securities or other equity interest in Parent or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, or take any action to cause to be vested or exercisable any otherwise unvested or unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Benefit Plan outstanding on the date hereof and in accordance with their present terms), other than (A) issuances of Parent Shares in respect of any exercise of Parent Share Options or the vesting or settlement of Parent Equity Awards outstanding on the date hereof and in accordance with their present terms or permitted to be granted after the date hereof in accordance with the terms of this Agreement, (B) grants of Parent Equity Awards, in each case, as may be permitted by Section 5.2(b)(iv)(A), (C) withholding of Parent Shares to satisfy Tax obligations pertaining to the exercise of Parent Share Options or the vesting or settlement of Parent Equity Awards or to satisfy the exercise price with respect to Parent Share Options or to effectuate an optionee direction upon exercise, (D) stock fund transactions under Parent Benefit Plans that are qualified or supplemental savings plans and (E) transactions among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries;

             (x)  shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) transactions among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries;

            (xi)  shall not, and shall not permit any of its Subsidiaries to, (I) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), including off-balance sheet arrangements, except for (A) any transactions among Parent and its wholly owned Subsidiaries, (B) guarantees of indebtedness for borrowed money of Parent Subsidiaries or guarantees by Parent Subsidiaries of indebtedness for borrowed money of Parent or any Parent Subsidiary, which indebtedness is incurred in compliance with this Section 5.2(b)(xi), (C) issuances of commercial paper by Parent or any of its Subsidiaries backed by the existing credit facilities of Parent or the Parent Subsidiaries as in effect on the date of this Agreement, (D) borrowings under existing credit facilities of Parent or its Subsidiaries as in effect on the date of this Agreement solely to fund operating expenses in the ordinary course of business, (E) repayments of indebtedness at the stated maturity of such indebtedness and required amortization or mandatory prepayments, (F) indebtedness for borrowed money incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of Parent or any of its Subsidiaries, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended or refinanced (plus interest and premium, if any, thereon and the amount of reasonable refinancing fees and expenses incurred in connection therewith) and on terms that are no less favorable to Parent or such Subsidiary than the terms of the indebtedness replaced, renewed, extended or refinanced, or (G) indebtedness for borrowed money not to exceed $100,000,000 in aggregate principal amount and with maturities of one hundred eighty (180) days or less that may be incurred or repaid by Parent or any of its Subsidiaries other than in accordance with subclauses (A) - (F), in each case of subclauses (B), (C), (F) and (G), that do not (1) require the Company or any of its Subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support, whether prior to or after the Effective Time, for such indebtedness or securities (or rights to acquire such securities), or (2) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case, that would apply, or would reasonably be expected to apply, to the Company, any of its Subsidiaries or any of their respective properties or assets, whether prior to or after the Effective Time; provided that nothing contained in this Section 5.2(b)(xi) shall prohibit Parent and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business, or (II) incur, assume, endorse, guarantee or otherwise become liable for any indebtedness or borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) that would (1) require the Company or any of its Subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support, whether prior to or after the Effective Time, for such indebtedness or securities (or rights to acquire such securities), or (2) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case, that would apply, or would reasonably be expected to apply, to the Company, any of its Subsidiaries or any of their respective properties or assets, whether prior to or after the Effective Time;

           (xii)  shall not, and shall not permit any of its Subsidiaries to, make any loans to any other Person involving in excess of $200,000,000 in the aggregate (including any loans to non-wholly owned Subsidiaries, joint ventures or third parties), of which no more than $50,000,000 may be made to third parties, except for loans among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries;

          (xiii)  shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to Section 5.2(b)(xi), but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a Lien of no greater amount, (B) for (1) dispositions of inventory and obsolete equipment in the ordinary course of business and (2) sales of goods and services in the ordinary course of business, (C) for transactions involving less than $100,000,000 individually or $300,000,000 in the aggregate, (D) for non-exclusive licenses to contractors of Parent or its Subsidiaries for purposes of enabling such contractors to provide services to Parent or its Subsidiaries, as applicable, in the ordinary course of business, (E) for non-exclusive licenses of Intellectual Property in the ordinary course of business or (F) for transactions among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries;

          (xiv)  shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding (other than any claim, litigation, investigation, audit or other proceeding in respect of Taxes), in each case made or pending against Parent or any of its Subsidiaries or any of their officers and directors in their capacities as such, other than the compromise or settlement of any such material claim, litigation, investigation or proceeding that: (1) is for an amount not to exceed for any such compromise or settlement $10,000,000 individually or $50,000,000 in the aggregate, (2) does not impose any injunctive relief on Parent and its Subsidiaries or otherwise encumber or restrict their operations, (3) does not include any admission of guilt or wrongdoing by Parent or its Subsidiaries and (4) if related to material Intellectual Property of Parent or its Subsidiaries, such compromise or settlement is made in the ordinary course of business and does not contain any admission of invalidity of any such material Intellectual Property or of the validity or infringement of any Intellectual Property of another Person that is material to the products or services of Parent or its Subsidiaries;

           (xv)  shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of accounting for Tax purposes or any annual Tax accounting period, file any material amended Tax Return, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes or surrender any right to claim a material amount of Tax refunds;

          (xvi)  shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure, or commit to do so, in excess of the amounts set forth in Section 5.2(b)(xvi) of the Parent Disclosure Letter;

         (xvii)  except in the ordinary course of business or in connection with any matter to the extent specifically permitted by any other subclause of this Section 5.2(b) or by Section 5.2 of the Parent Disclosure Letter (it being understood that the proviso at the end of Section 5.2(b)(xi) does not specifically permit any action otherwise prohibited by this Section 5.2(b)(xvii)), shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or materially modify, materially amend or terminate any Parent Material Contract or waive, release or assign any material rights or claims thereunder;

        (xviii)  shall not, and shall not permit any of its Subsidiaries to, other than with respect to bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business or in connection with indebtedness permitted by any other subclause of this Section 5.2(b) or by Section 5.2 of the Parent Disclosure Letter, enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other "Specified Transaction" (as defined in the 2002 ISDA Master Agreement); and

          (xix)  shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding anything to the contrary, with respect to any Parent Subsidiary that is not directly or indirectly wholly owned by Parent, Parent's obligation under this Section 5.2 to take an action or not to take an action with respect to such Parent Subsidiary shall only apply to the extent that Parent shall have the right to consent to such action pursuant to the organizational documents of such Parent Subsidiary.

          (c)   Nothing contained in this Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of Parent or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Parent Board of Directors and management of Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over Parent and its Subsidiaries.

        Section 5.3    Solicitation by the Company.

          (a)   From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall direct and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to, a Company Competing Proposal; (ii) participate in any discussions or negotiations regarding a Company Competing Proposal with, or furnish any nonpublic information in furtherance of a Company Competing Proposal to, any Person that has made or, to the Company's knowledge, is considering making a Company Competing Proposal (except to notify such Person as to the existence of the provisions of this Section 5.3); or (iii) waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective Affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation (provided that the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this subclause (iii) if the Company Board of Directors determines in good faith (after consultation with the Company's outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law). The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Competing Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

          (b)   Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives a written Company Competing Proposal and the Company Board of Directors determines in good faith (after consultation with the Company's financial advisors and outside legal counsel) that (i) such Company Competing Proposal, inquiry or proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal and (ii) the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law, and which Company Competing Proposal, inquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.3, the Company may take any or all of the following actions: (A) furnish nonpublic information to the third party making or intending to make such Company Competing Proposal (provided that all such information has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person(s)), if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement that includes terms that are no less restrictive of such Person than the terms contained in the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Company Competing Proposal. The Company (1) shall promptly (and in any event within twenty-four (24) hours of receipt) notify Parent orally and in writing of the receipt of any Company Competing Proposal or any initial communication or proposal that may reasonably be expected to lead to a Company Competing Proposal and shall, in the case of any such notice to Parent as to receipt of a Company Competing Proposal or such a proposal, set forth the material terms and conditions of such Company Competing Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the Person making any such Company Competing Proposal and (2) thereafter shall promptly keep Parent reasonably informed on a reasonably current basis of any material change to the terms and status of any such Company Competing Proposal. Without limiting the generality of clause (2) of the preceding sentence, the Company shall provide to Parent as soon as reasonably practicable after receipt or delivery thereof (and in any event within twenty-four (24) hours of receipt or delivery) copies of any written Company Competing Proposal and all written material received by the Company or any Company Subsidiary from the Person making a Company Competing Proposal (or such Person's Representatives) that is material to understanding such Company Competing Proposal and of all written non-public material provided by the Company or any Company Subsidiary to the Person making a Company Competing Proposal (or such Person's Representatives) that was not previously provided to Parent and is related to such Company Competing Proposal or is being provided pursuant to the confidentiality agreement executed by the Company and such Person, including draft agreements or term sheets received in connection therewith. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits the Company from complying with its obligations under this Agreement, including providing such information to Parent.

          (c)   Except as set forth in Sections 5.3(d), (e) and (f), neither the Company Board of Directors nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Parent), propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Parent) or fail to include in the Joint Proxy Statement/Prospectus, the Company Board Recommendation, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Competing Proposal (any action in this subclause (i) being referred to as a "Company Change of Recommendation") (it being agreed that (x) no "stop, look and listen" communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Company Change of Recommendation and (y) the provision by the Company to Parent of notice or information in connection with a Company Competing Proposal or Company Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Company Change of Recommendation) or (ii) cause or allow the Company or any Company Subsidiary to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Company Competing Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate the Merger (other than a confidentiality agreement as contemplated by Section 5.3(b)).

          (d)   Nothing in this Agreement shall prohibit or restrict the Company Board of Directors, at any time prior to obtaining the Company Shareholder Approval, from making a Company Change of Recommendation if the Company Board of Directors has concluded in good faith (after consultation with the Company's financial advisors and outside legal counsel) (i) that a Company Competing Proposal constitutes a Company Superior Proposal and (ii) that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that the Company shall have provided prior written notice to Parent, at least three (3) business days in advance, of the Company Board of Directors' intention to make such Company Change of Recommendation (provided, that in the event of a subsequent modification of the material terms and conditions of such Company Superior Proposal, such period shall be reduced to two (2) business days); and provided, further, that the Company Board of Directors shall take into account any changes to the terms of this Agreement proposed by Parent in response to such prior written notice or otherwise, and during such three (3) business day period or two (2) business day period, as applicable, the Company shall engage in good faith negotiations with Parent regarding any changes to the terms of this Agreement proposed by Parent; and provided, further, that if any Company Competing Proposal is received less than three (3) business days or two (2) business days, as applicable, prior to the Company Special Meeting, the three (3) business day period or two (2) business day period, as applicable, contemplated in this Section 5.3(d) shall be shortened such that it will expire as of the close of business on the day preceding the Company Special Meeting.

          (e)   Nothing in this Agreement shall prohibit or restrict the Company Board of Directors, in response to a Company Intervening Event, from making a Company Change of Recommendation at any time prior to obtaining the Company Shareholder Approval if the Company Board of Directors has concluded in good faith (after consultation with the Company's financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that the Company shall have provided prior written notice to Parent, at least ten (10) business days in advance, of the Company Board of Directors' intention to make such Company Change of Recommendation and the reasons therefor; and provided, further, that the Company Board of Directors shall take into account any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by Parent in response to such prior written notice or otherwise, and during such ten (10) business day period the Company shall engage in good faith negotiations with Parent regarding any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by Parent; and provided, further, that if any Company Intervening Event occurs less than ten (10) business days prior to the Company Special Meeting, the ten (10) business day period contemplated in this Section 5.3(e) shall be shortened such that it will expire as of the close of business on the day preceding the Company Special Meeting. Notwithstanding any Company Change of Recommendation, unless this Agreement has been terminated in accordance with Article VIII, the Company shall hold the Company Special Meeting in accordance with Section 5.5 for purposes of obtaining the Company Shareholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation.

          (f)    Nothing contained in this Agreement shall prohibit or restrict the Company or the Company Board of Directors from (i) taking and disclosing to the Company shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Company shareholders if in the good faith judgment of the Company Board of Directors (after consultation with the Company's outside legal counsel), failure to so disclose and/or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or any other disclosure that relates to the approval, recommendation or declaration of advisability by the Company Board of Directors with respect to a Company Competing Proposal shall be deemed to be a Company Change of Recommendation unless the Company, in connection with such disclosure, (A) publicly states that the Company Board of Directors expressly rejects the applicable Company Competing Proposal or expressly reaffirms the Company Board Recommendation or (B) does not publicly state that the Company Board of Directors recommends acceptance of the applicable Company Competing Proposal (provided that this clause (B) shall apply only if such disclosure is made at a time when the Company has provided notice to Parent of its intention to make a Company Change of Recommendation and the Company Board of Directors is not yet permitted to effect such Company Change of Recommendation, provided, further, that if, within two (2) business days following the date on which the Company Board of Directors is permitted to effect such Company Change of Recommendation, the Company Board of Directors does not expressly reaffirm the Company Board Recommendation, the Company Board of Directors shall thereupon be deemed to make a Company Change of Recommendation).

          (g)   For purposes of this Section 5.3, (i) the term "Person" means any Person or "group," as used in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries, and (ii) references to the "Company Board of Directors" shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

        Section 5.4    Solicitation by Parent.

          (a)   From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent agrees that it shall not (and shall not permit any Parent Subsidiary to), and that it shall direct and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to, a Parent Competing Proposal; (ii) participate in any discussions or negotiations regarding a Parent Competing Proposal with, or furnish any nonpublic information in furtherance of a Parent Competing Proposal to, any Person that has made or, to Parent's knowledge, is considering making a Parent Competing Proposal (except to notify such Person as to the existence of the provisions of this Section 5.4); or (iii) waive, terminate, modify or release any Person (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any "standstill" or similar agreement or obligation (provided that Parent shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this subclause (iii) if the Parent Board of Directors determines in good faith (after consultation with Parent's outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law). Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Parent Competing Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

          (b)   Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives a written Parent Competing Proposal and the Parent Board of Directors determines in good faith (after consultation with Parent's financial advisors and outside legal counsel) that (i) such Parent Competing Proposal, inquiry or proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal and (ii) the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law, and which Parent Competing Proposal, inquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.4, Parent may take any or all of the following actions: (A) furnish nonpublic information to the third party making or intending to make such Parent Competing Proposal (provided that all such information has previously been provided to the Company or is provided to the Company substantially concurrently with the time it is provided to such Person(s)), if, and only if, prior to so furnishing such information, Parent receives from the third party an executed confidentiality agreement that includes terms that are no less restrictive of such Person than the terms contained in the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Parent Competing Proposal. Parent (1) shall promptly (and in any event within twenty-four (24) hours of receipt) notify the Company orally and in writing of the receipt of any Parent Competing Proposal or any initial communication or proposal that may reasonably be expected to lead to a Parent Competing Proposal and shall, in the case of any such notice to the Company as to receipt of a Parent Competing Proposal or such a proposal, set forth the material terms and conditions of such Parent Competing Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the Person making any such Parent Competing Proposal and (2) thereafter shall promptly keep the Company reasonably informed on a reasonably current basis of any material change to the terms and status of any such Parent Competing Proposal. Without limiting the generality of clause (2) of the preceding sentence, Parent shall provide to the Company as soon as reasonably practicable after receipt or delivery thereof (and in any event within twenty-four (24) hours of receipt or delivery) copies of any written Parent Competing Proposal and all written material received by Parent or any Parent Subsidiaries from the Person making a Parent Competing Proposal (or such Person's Representatives) that is material to understanding to such Parent Competing Proposal and of all written non-public material provided by Parent or any Parent Subsidiary to the Person making a Parent Competing Proposal (or such Person's Representatives) that was not previously provided to the Company and is related to such Parent Competing Proposal or is being provided pursuant to the confidentiality agreement executed by Parent and such Person, including draft agreements or term sheets received in connection therewith. Parent shall not, and shall cause the Parent Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits Parent from complying with its obligations under this Agreement, including providing such information to the Company.

          (c)   Except as set forth in Sections 5.4(d), (e) and (f), neither the Parent Board of Directors nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to the Company), propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to the Company) or fail to include in the Joint Proxy Statement/Prospectus, the Parent Board Recommendation, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Competing Proposal (any action in this subclause (i) being referred to as a "Parent Change of Recommendation") (it being agreed that (x) no "stop, look and listen" communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Parent Change of Recommendation and, (y) the provision by Parent to the Company of notice or information in connection with a Parent Competing Proposal or Parent Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Parent Change of Recommendation) or (ii) cause or allow Parent or any Parent Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Parent Competing Proposal, or requiring, or reasonably expected to cause, Parent to abandon, terminate, delay or fail to consummate the Merger (other than a confidentiality agreement as contemplated by Section 5.4(b)).

          (d)   Nothing in this Agreement shall prohibit or restrict the Parent Board of Directors, at any time prior to obtaining the Parent Shareholder Required Approvals, from making a Parent Change of Recommendation if the Parent Board of Directors has concluded in good faith (after consultation with Parent's financial advisors and outside legal counsel) (i) that a Parent Competing Proposal constitutes a Parent Superior Proposal and (ii) that the failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that Parent shall have provided prior written notice to the Company, at least three (3) business days in advance, of the Parent Board of Directors' intention to make such Parent Change of Recommendation (provided that in the event of a subsequent modification of the material terms and conditions of such Parent Superior Proposal, such period shall be reduced to two (2) business days); and provided, further, that the Parent Board of Directors shall take into account any changes to the terms of this Agreement proposed by the Company in response to such prior written notice or otherwise, and during such three (3) business day period or two (2) business day period, as applicable, Parent shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement proposed by the Company; and provided, further, that if any Parent Competing Proposal is received less than three (3) business days or two (2) business days, as applicable, prior to the Parent Special Meeting, the three (3) business day period or two (2) business day period, as applicable, contemplated in this Section 5.4(d) shall be shortened such that it will expire as of the close of business on the day preceding the Parent Special Meeting.

          (e)   Nothing in this Agreement shall prohibit or restrict the Parent Board of Directors, in response to a Parent Intervening Event, from making a Parent Change of Recommendation at any time prior to obtaining the Parent Shareholder Required Approvals if the Parent Board of Directors has concluded in good faith (after consultation with Parent's financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that Parent shall have provided prior written notice to the Company, at least ten (10) business days in advance, of the Parent Board of Directors' intention to make such Parent Change of Recommendation and the reasons therefor; and provided, further, that the Parent Board of Directors shall take into account any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by the Company in response to such prior written notice or otherwise, and during such ten (10) business day period, Parent shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by the Company; and provided, further, that if any Parent Intervening Event occurs less than ten (10) business days prior to the Parent Special Meeting, the ten (10) business day period contemplated in this Section 5.4(e) shall be shortened such that it will expire as of the close of business on the day preceding the Parent Special Meeting. Notwithstanding any Parent Change of Recommendation, unless this Agreement has been terminated in accordance with Article VIII, Parent shall hold the Parent Special Meeting in accordance with Section 5.5 for purposes of obtaining the Parent Shareholder Approvals, and nothing contained herein shall be deemed to relieve Parent of such obligation.

          (f)    Nothing contained in this Agreement shall prohibit or restrict Parent or the Parent Board of Directors from (i) taking and disclosing to the Parent shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Parent shareholders if in the good faith judgment of the Parent Board of Directors (after consultation with Parent's outside legal counsel), failure to so disclose or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or any other disclosure that relates to the approval, recommendation or declaration of advisability by the Parent Board of Directors with respect to a Parent Competing Proposal shall be deemed to be a Parent Change of Recommendation unless Parent, in connection with such disclosure, (A) publicly states that the Parent Board of Directors expressly rejects the applicable Parent Competing Proposal or expressly reaffirms the Parent Board Recommendation or (B) does not publicly state that the Parent Board of Directors recommends acceptance of the applicable Parent Competing Proposal (provided that this clause (B) shall apply only if such disclosure is made at a time when Parent has provided notice to the Company of its intention to make a Parent Change of Recommendation and the Parent Board of Directors is not yet permitted to effect such Parent Change of Recommendation, provided, further, that if, within two (2) business days following the date on which the Parent Board of Directors is permitted to effect such Parent Change of Recommendation, the Parent Board of Directors does not expressly reaffirm the Parent Board Recommendation, the Parent Board of Directors shall thereupon be deemed to make a Parent Change of Recommendation).

          (g)   For purposes of this Section 5.4, (i) the term "Person" means any Person or "group," as used in Section13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiaries, and (ii) references to the "Parent Board of Directors" shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

          (h)   Nothing contained in this Agreement shall require the Parent Board of Directors to take any action that it is prohibited from taking, or refrain from taking any action that it is required to take, under the Irish Takeover Rules or by the Irish Takeover Panel.

        Section 5.5    Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Shareholders' Meetings.

          (a)   As soon as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Parent Shares issuable in the Merger, which will include the Joint Proxy Statement/Prospectus with respect to the Company Special Meeting and Parent Special Meeting, with such filings to be made as mutually agreed by Parent and the Company in good faith. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) include in the Form S-4 any information required to be included by the Irish Takeover Rules and (D) keep the Form S-4 effective for so long as is necessary to complete the Transactions. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and shall not so file or mail, or respond, as applicable, without the consent of both Parent and the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; provided, further, that this approval right shall not apply with respect to information relating to a Company Change of Recommendation or a Parent Change of Recommendation. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the issuance of Parent Shares in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Shares as may be reasonably requested in connection with any such actions.

          (b)   If, at any time prior to the receipt of the Company Shareholder Approval or the Parent Shareholder Required Approvals, any information relating to the Company or Parent, or any of their respective Affiliates is discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Form S-4 and/or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company and the shareholders of Parent. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company, its Affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

          (c)   As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company and Parent agree to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders entitled to vote at the Company Special Meeting or the Parent

  Special Meeting, as applicable, and to cause the Company Special Meeting and the Parent Special Meeting, as applicable, to be held as soon as reasonably practicable following such mailing. The Company and Parent shall use reasonable best efforts to hold the Company Special Meeting and the Parent Special Meeting on the same date. Each Party shall cooperate and keep the other Party informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of each Party.

          (d)   The Company shall take all necessary actions to establish a record date for, and to duly call, give notice of, and convene the Company Special Meeting in accordance with applicable Law and the Company Governing Documents. The Company shall, through the Company Board of Directors, recommend to its shareholders that they give the Company Shareholder Approval, include such recommendation in the Joint Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Shareholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3.

          (e)   Parent shall take all necessary actions to establish a record date for, and to duly call, give notice of, and convene the Parent Special Meeting in accordance with applicable Law and the Parent Memorandum and Articles of Association. Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approvals, include such recommendations in the Joint Proxy Statement/Prospectus, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approvals, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4.

          (f)    The Company and Parent shall adjourn or postpone the Company Special Meeting or the Parent Special Meeting, as applicable, if, as of the time for which such meeting is originally scheduled, there are insufficient Company Shares or Parent Shares, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, the Company or Parent has not received proxies representing a sufficient number of shares necessary to obtain the Company Shareholder Approval or the Parent Shareholder Required Approvals, as applicable, and, except to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3 or the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4, as applicable, the Company and Parent shall continue to use all reasonable best efforts to assist in the solicitation of proxies from shareholders relating to the Company Shareholder Approval or the Parent Shareholder Required Approvals, as applicable. The Company and Parent shall only be required to adjourn or postpone the Company Special Meeting or the Parent Special Meeting, as applicable, twice pursuant to this Section 5.5(f), in each case for not more than thirty (30) days after the date when the Company Special Meeting or the Parent Special Meeting, as applicable, was scheduled to be held prior to such adjournment or postponement. Notwithstanding anything to the contrary in this Section 5.5(f), in no event shall the Company or Parent be required to adjourn or postpone the Company Special Meeting or the Parent Special Meeting, as applicable, if such adjournment or postponement would require the Company or Parent, as applicable, to establish a new record date.

        Section 5.6    Irish Prospectus.     If an Irish Prospectus is required under applicable Law, as promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the CBI for its approval a draft copy of the Irish Prospectus (together with any application to the CBI for passporting such prospectus into any other required European Economic Area jurisdiction), and Parent shall cause the Irish Prospectus to comply as to form and substance in all material respects with the requirements of Irish Prospectus Law. The Company shall furnish all information concerning itself, its Affiliates and the shareholders of the Company to Parent and provide such other assistance as may be reasonably requested to determine whether the Irish Prospectus is required under applicable Law (including any requirement to passport such prospectus into other European Economic Area jurisdictions), and as otherwise may reasonably be required in respect of the preparation and approval of the Irish Prospectus. Parent shall use reasonable best efforts to obtain formal approval of the Irish Prospectus including supplying all such information, executing all such documents and paying all such fees as may be reasonably necessary or required by the CBI for the purposes of obtaining such approval. If any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Irish Prospectus so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and the Company and Parent shall cooperate in the prompt filing with the CBI of any necessary amendment of, or supplement to, the Irish Prospectus, and to the extent required by Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Company. As promptly as practicable after the Irish Prospectus is approved by the CBI, Parent shall procure that the directors of Parent publish the Irish Prospectus in accordance with applicable Law. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Irish Prospectus has been approved by the CBI or any supplement or amendment has been filed, (ii) any comments, responses or requests from the CBI relating to drafts of the Irish Prospectus or (iii) any matter referred to in Regulation 51 of the Irish Prospectus Regulations which arises between the time that the Irish Prospectus is formally approved and the Closing. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the CBI relating to drafts of the Irish Prospectus. Notwithstanding the foregoing, prior to filing the Irish Prospectus or responding to any comments of the CBI with respect thereto, Parent shall cooperate with the Company and provide the Company a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

        Section 5.7    Spin Off; Separation Agreement.

          (a)   The Company shall provide Parent with reasonable access to information regarding the Spin Off (including by making appropriate employees and outside advisors reasonably available to discuss and respond to all reasonable requests relating to the Spin Off), keep Parent reasonably informed of any material decisions made by the Company with respect to the Spin Off (including by providing to Parent, as promptly as practicable, with a detailed restructuring schedule or steps plan setting forth the actions proposed to be taken in order to effect the Spin Off and related tax planning, and the anticipated timing for completing such actions, by informing Parent of any material modifications to and material departures from such schedule or plan and by considering in good faith any comments Parent may have with respect thereto); provided, that, if required in order to avoid the loss of any attorney client, attorney work product or other legal privilege with respect to information that is subject to such legal privilege, the Parties shall enter into a common interest or joint defense agreement in customary form, prior to receiving such privileged information.

          (b)   Prior to the filing of the Form 10 or any amendment or supplement thereto, the Company shall provide Parent with a copy of such filing (including all exhibits to be filed therewith) and provide Parent with a reasonable opportunity to review and comment on all such documents. The Company shall consider in good faith any comments Parent may have with respect to such filing (or the exhibits thereto) and cooperate in good faith to make appropriate revisions. If Parent disagrees with any material matters in any such filing or any exhibit to be filed therewith (including any form of separation or other agreements), Parent may raise such objection with the Company not later than one (1) week following receipt by Parent of such filing or exhibit and the

  Parties shall cooperate in good faith to resolve any such objections; provided that such objection shall not relate to any of the matters set forth in Section 5.7 of the Company Disclosure Letter.

          (c)   The Company shall not file the Form 10 or any amendment or supplement thereto, or enter into any agreement the form of which will be filed as an exhibit to the Form 10, in each case that contains terms that are materially inconsistent with the matters set forth in Section 5.7 of the Company Disclosure Letter without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI

ADDITIONAL AGREEMENTS

        Section 6.1    Access; Confidentiality; Notice of Certain Events.

          (a)   From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries' business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts, including entering into a common defense or common interest, or other similar agreement, to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form. If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld to the extent permitted under applicable Law. Each of the Company and Parent will use commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

          (b)   Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

          (c)   The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Relevant Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party's knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, (iii) in the case of Parent, of any notice or other communication received by Parent from any Person requisitioning the convening of a meeting of the holders of Parent Shares, (iv) in the case of the Company, of any notice or other communication received by the Company from any Person calling for a meeting of the holders of Company Shares, and (v) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice by itself shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

        Section 6.2    Reasonable Best Efforts.

          (a)   Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective the Transactions, as soon as reasonably practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Relevant Authority in order to consummate the Merger or any of the other Transactions (including those set forth in Section 6.2(a) of the Company Disclosure Letter or Section 6.2(a) of the Parent Disclosure Letter) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and advisable. Each Party agrees to supply, as promptly as practicable and advisable, any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law.

          (b)   Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any substantive or material communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any other Relevant Authority, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; (iii) permit the other Party to review in advance any written communication that it gives to, and consult with each other in advance of any substantive or material meeting, substantive or material telephone call or substantive or material conference with, the DOJ, the FTC or any other Relevant Authority, or, in connection with any proceeding by a private party, with any other Person regarding any of the Transactions (provided, however, that materials exchanged under (i), (ii) and (iii) may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns); and (iv) to the extent permitted by the DOJ, the FTC or any other applicable Relevant Authority or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Relevant Authority or other Person. With respect to any materials required to be given by either Party to the other Party pursuant to this Section 6.2(b), such first Party may give such materials to such second Party's outside counsel, instead of directly to such second Party. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.2(b) as "outside counsel only." Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials or its counsel. In furtherance and not in limitation of the covenants of the Parties contained in Section 6.2(a) and this Section 6.2(b), each Party shall take any and all actions as may be necessary or advisable to obtain the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders required under any Antitrust Law in connection with the consummation of the Transactions as promptly as reasonably practicable and to resolve objections, if any, as may be asserted with respect to the Transactions under any Antitrust Law as promptly as reasonably practicable including, in each case, agreeing to any terms, conditions or modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, license, sell or otherwise dispose of any assets or businesses (including the requirement that any such assets or businesses be held separate) or limiting their respective freedom of action); provided, however, neither the Company nor Parent shall be required to take, and neither the Company nor Parent shall take without prior written consent of the other Party, such actions under this Section 6.2 as would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on the business, the results of operations or the condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, in each case, immediately prior to the consummation of the Merger. Nothing in this Section 6.2(b) shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Parties shall jointly develop the strategy relating to the Antitrust Laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

          (c)   Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Relevant Authorities and other third parties necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of the other Party, neither Party shall pay any material fee, penalty or other consideration (other than customary filing or application fees), incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement in connection with such waiting periods, consents, waivers, authorizations or approvals.

        Section 6.3    Publicity.     So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto; provided, further, however, that Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with the receipt and existence of a Parent Competing Proposal or a Parent Change of Recommendation and matters related thereto; provided, further, that each Party and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3.

        Section 6.4    Directors' and Officers' Insurance and Indemnification.     For not less than six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all individuals who at or prior to the Effective Time are past or present directors, officers or employees of the Company or the Company Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or the Company Subsidiaries (collectively, the "Company Indemnified Parties") against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Company Indemnified Party to the fullest extent permitted by Law; provided that such Company Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable adjudication such Company Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. For not less than six (6) years from and after the Effective Time, Parent shall and shall also cause the Surviving Corporation to indemnify and hold harmless all individuals who at or prior to the Effective

Time are past or present directors, officers or employees of Parent or the Parent Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Parent or the Parent Subsidiaries (collectively, the "Parent Indemnified Parties" and, together with the Company Indemnified Parties, the "Indemnified Parties") against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Parent Indemnified Party to the fullest extent permitted by Law; provided that such Parent Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable adjudication such Parent Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of Parent or any of the Parent Subsidiaries or of any Person if such service was at the request or for the benefit of Parent or any of the Parent Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Parent Memorandum and Articles of Association or the organizational documents of any Parent Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation, to the fullest extent permitted by Law, shall cause to be maintained in effect the provisions in (a) the Company Governing Documents and the organizational documents of any Company Subsidiary and (b) any other agreements of the Company and the Company Subsidiaries with any Company Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Company Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). For six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (A) the Parent Memorandum and Articles of Association and the organizational documents of any Parent Subsidiary and (B) any other agreements of Parent and the Parent Subsidiaries with any Parent Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Parent Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of the current or former directors and officers of the Company and the Company Subsidiaries an insurance and indemnification policy covering each such Person covered by the officers' and directors' liability policies of the Company or the Company Subsidiaries that provides coverage for events occurring prior to the Effective Time (the "Company D&O Insurance") that is no less favorable than the Company's existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the Company D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such three hundred percent (300%) amount); provided further that either the Surviving Corporation or the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to the Company D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Parent shall provide, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of the current or former directors and officers of Parent and the Parent Subsidiaries an insurance and indemnification policy covering each such Person covered by the officers' and directors' liability policies of Parent or the Parent Subsidiaries that provides coverage for events occurring prior to the Effective Time (the "Parent D&O Insurance") that is no less favorable than the Parent's existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the Parent D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such three hundred percent (300%) amount). Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

        Section 6.5    Takeover Statutes.     The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Transactions.

        Section 6.6    Obligations of Merger Sub and the Surviving Corporation.     Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

        Section 6.7    Rule 16b-3.     Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.8    Delisting.     Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

        Section 6.9    Stock Exchange Listing.     Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

        Section 6.10    Post-Merger Governance Matters.

          (a)   In accordance with, and to the extent provided in, the Parent Memorandum and Articles of Association (as amended by the Parent Governing Documents Amendment), Parent shall take all such actions as are necessary to cause, (i) effective as of the Effective Time, Alex Molinaroli to become and serve as Chief Executive Officer and Chairman of the Board of Parent, (ii) effective as of the Effective Time, George R. Oliver to become and serve as President and Chief Operating Officer of Parent, (iii) Alex Molinaroli to cease to be Chief Executive Officer, and George R. Oliver to cease to be President and Chief Operating Officer and to be the successor to Alex Molinaroli as Chief Executive Officer, in each case with effect from the date that is eighteen (18) months after the Effective Time or any such earlier date as of which Alex Molinaroli ceases for any reason to serve in the position of Chief Executive Officer ("First Succession Date"); (iv) Alex Molinaroli to continue to serve as Chairman with the executive functions set forth in the Employment Agreement, dated as of the date of this Agreement, between Alex Molinaroli and the Company, such that he shall act as Executive Chairman with effect from the First Succession Date; (v) Alex Molinaroli to cease to be Executive Chairman (including the office of Chairman) and George R. Oliver to be the successor to Alex Molinaroli as Chairman, in each case with effect from the date that is twelve (12) months after the First Succession Date or any such earlier date as of which Alex Molinaroli ceases for any reason to serve in the position of Executive Chairman (the "Second Succession Date"); and (vi) from the Second Succession Date, George R. Oliver to continue to serve as Chief Executive Officer in addition to his position as Chairman until (subject to the Parent Memorandum and Articles of Association, as amended by the Parent Governing Documents Amendment) the Board shall designate a new Chief Executive Officer or Chairman.

          (b)   In accordance with, and to the extent provided in, the Parent Memorandum and Articles of Association (as amended by the Parent Governing Documents Amendment), Parent shall take all such actions as are necessary to cause, effective as of the Effective Time, (i) the Parent Board of Directors to be comprised of a total of eleven (11) directors, six (6) of which will be directors from the Company Board of Directors prior to the Closing and five (5) of which will be directors from the Parent Board of Directors prior to the Closing and (ii) one of such six (6) directors from the Company Board of Directors to be elected as the independent lead director. Of such six (6) directors from the Company Board of Directors, one shall be the Chairman of the Company prior to the Closing and the remaining five (5) directors shall be mutually agreed between Parent and the Company. Of such five (5) directors from the Parent Board of Directors, one shall be the Chief Executive Officer of Parent prior to the Closing and the remaining four (4) directors shall be mutually agreed between Parent and the Company. The new members appointed to the Parent Board of Directors shall be ratified by the Nominating and Governance Committee of the Parent Board of Directors and the Parent Board of Directors in accordance with the Parent Memorandum and Articles of Association (as amended by the Parent Governing Documents Amendment). The Company and Parent shall use reasonable best efforts to identify the individuals who will be members of the Parent Board of Directors as of the Effective Time by March 15, 2016.

          (c)   Parent shall take such actions as are required to effect the Parent Name Change.

          (d)   Parent shall take all action as is reasonably necessary to change its NYSE ticker symbol to "JCI", to be effective from and after the Closing.

          (e)   As of the Effective Time, Parent shall maintain Parent's Irish legal domicile and global headquarters in Cork, Ireland, and the primary operational headquarters of Parent in North America shall be in Milwaukee, Wisconsin.

          (f)    The Company and Parent shall cooperate and, subject to the receipt of the Parent Shareholder Distributable Reserves Approval, Parent shall as promptly as reasonably practicable following the completion of the Transactions, prepare and file an application to the High Court for an order pursuant to the Companies Acts approving such Parent Distributable Reserves Creation, and take all action as is reasonably necessary to cause such Parent Distributable Reserves Creation to become effective.

        Section 6.11    Employment and Benefit Matters.

          (a)    Compensation and Benefit Continuation.    For the period commencing on the Effective Time and ending on the twelve (12) month anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Employee and Parent Employee who, in each case, is not employed within a bargaining unit that is represented by a union, labor organization, or works council (i) base compensation that is no less favorable to such Company Employee or Parent Employee than the base compensation provided to the applicable Company Employee or Parent Employee immediately prior to the Effective Time; (ii) annual cash incentive opportunities and cash-based long-term incentive opportunities that are no less favorable to such Company Employee or Parent Employee than the annual cash incentive opportunities and cash-based long-term incentive opportunities provided to the applicable Company Employee or Parent Employee immediately prior to the Effective Time; (iii) annual equity-based incentive award opportunity in a mix of equity award types that is substantially comparable to the mix of equity award types provided to similarly situated Company Employees immediately prior to the Effective Time, and with an aggregate opportunity that is no less favorable to such Company Employee or Parent Employee than the aggregate opportunity for annual equity-based incentive awards provided to the applicable Company Employee or Parent Employee immediately prior to the Effective Time, and (iv) other compensation and employee benefits that are no less favorable in the aggregate than the other compensation and benefits provided to such Company Employee or Parent Employee immediately prior to the Effective Time. With respect to Company Employees and Parent Employees who, in each case, are employed within a bargaining unit that is represented by a union, labor organization or works council, Parent shall provide compensation, employee benefits and other terms and conditions of employment as set forth in the applicable collective bargaining agreements or other applicable agreement with any employee representative or works council, until such time as those agreements are terminated, modified or renewed, to the extent required by applicable Law.

          (b)    Assumption of Benefit Plans.    Parent shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all Company Benefit Plans and Parent Benefit Plans, in each case, in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans or Parent Benefit Plans, respectively, or this Agreement. Parent and the Company each acknowledge and agree that a "change of control" (or similar phrase) within the meaning of any Company Benefit Plan (other than the Company Benefit Plans set forth in Section 6.11(b) of the Company Disclosure Letter) or Parent Benefit Plan containing such a term (or similar phrase) will occur or will be deemed to occur at the Effective Time.

          (c)    Service Credit.    For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plan, program, policy, agreement or arrangement of Parent and its Subsidiaries (including the Parent Benefit Plans and Company Benefit Plans) providing benefits to any Parent Employees or Company Employees after the Effective Time (the "New Plans"), each

  Parent Employee and Company Employee shall be credited with his or her years of service with Parent or the Company, as applicable, and their respective Subsidiaries and predecessors before the Effective Time to the extent such service was recognized by Parent or the Company, as applicable, for similar purposes prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan, for any purposes under retiree medical plans or nonqualified deferred compensation or retirement plans, to any benefit plan that is frozen or for which participation is limited to a grandfathered population or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Parent Employee or Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Parent Benefit Plan or Company Benefit Plan, as applicable, in which such employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"), and (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical and/or vision benefits to any Parent Employee or Company Employee, Parent shall, or shall cause its applicable Subsidiary to, use its commercially reasonable efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

          (d)    Employee Consultation.    Parent and the Company shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Parent or the Company and their respective Subsidiaries in accordance with all applicable Laws and works council or other bargaining agreements, if any.

          (e)    Written Communications.    The Parties shall provide each other with copies of any material written communication intended for broad-based and general distribution to any current or former Company Employees or Parent Employees if such communications relate to the Transactions and will provide each other with a reasonable opportunity to review such communications prior to distribution.

          (f)    No Third-Party Beneficiaries.    Without limiting the generality of Section 9.9, nothing in this Agreement shall confer upon any Company Employee or Parent Employee any right to continue in the employ or service of Parent or any of its Affiliates, or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or Parent Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.11 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan, or (ii) create any third-party rights in any current or former service provider or employee of Parent, the Company or any of their respective Affiliates (or any beneficiaries or dependents thereof).

        Section 6.12    Integration Planning.     Subject to Section 6.13 and consistent with the actions set forth in Section 5.1 of the Company Disclosure Letter and Section 5.2 of the Parent Disclosure Letter, from and after the execution of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law (including Antitrust Laws), each Party hereto shall (and shall cause its Representatives to) use reasonable best efforts to cooperate in planning the restructuring and integration of the Company, the Company Subsidiaries and their respective businesses, on the one hand, with Parent, the Parent Subsidiaries and their respective businesses, on the other hand. Notwithstanding anything to the contrary set forth in this Section 6.12, the Parties may designate any competitively sensitive materials provided to the other under this Section 6.12 as "outside counsel only." Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials or its counsel.

        Section 6.13    Tax Matters.     From and after the execution of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, notwithstanding anything to the contrary in Section 5.1 or Section 5.2, none of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or knowingly fail to take any action) that causes, or could reasonably be expected to cause, the ownership threshold of Section 7874(a)(2)(B)(ii) of the Code to be met with respect to the Merger. After the date of this Agreement, Parent shall provide the Company with a proposed acquisition structure and specific transaction steps relating to the Merger and the anticipated timing for completing such transaction steps. Parent shall inform the Company of any material modifications to and material departures from such acquisition structure or transaction steps. If the Company disagrees with any material matters in such proposed acquisition structure or transaction steps or any such material modification to or material departure from such acquisition structure or transaction steps, the Company may raise such objection with Parent not later than one (1) week following receipt by the Company of such acquisition structure, transaction steps or modification, as applicable, and the Parties shall cooperate in good faith to resolve any such objections. In the event the Company does not raise any objections to such acquisition structure, transaction steps or modification within one (1) week following receipt thereof, then such acquisition structure, transaction steps or modification, as applicable, shall be deemed to be consistent with the terms of this Agreement, including the first sentence of this Section 6.13.

        Section 6.14    Security Holder Litigation.     Each Party shall provide the other Party prompt oral notice of any litigation brought by any shareholder of that Party, as applicable, against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions. Unless (a) in the case of such litigation with respect to the Company, the Company Board of Directors has made, or has informed Parent in writing that it is considering making, a Company Change of Recommendation or (b) in the case of such litigation with respect to Parent, the Parent Board of Directors has made, or has informed the Company in writing that it is considering making, a Parent Change of Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party's expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its Affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.14 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.14 shall prevail.

        Section 6.15    Parent Share Consolidation.     Subject to Parent Shareholder Share Consolidation Approval, Parent shall take such actions as are reasonably necessary to effect the Parent Share Consolidation, effective as of immediately prior to the Effective Time.

        Section 6.16    Debt Financing.

          (a)   Parent will use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to cause the Debt

  Financing to be consummated (including by taking enforcement action to cause the Lenders to provide the Debt Financing). Without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause TIFSA and the Borrower not to, consent or agree to any material amendment or modification to, or any waiver of any material provision under, or any replacement of, the Debt Commitment Letters or the definitive agreements relating to the Debt Financing, or enter into any material agreement or arrangement with respect to the Debt Financing (including in respect of any alternative financing) other than definitive agreements relating to the Debt Financing as contemplated by (and substantially upon the express terms set forth in) the Debt Commitment Letters, as in effect on the date hereof; provided that, in any event, Parent shall be permitted to, and shall be permitted to cause TIFSA or the Borrower to, consent or agree to any amendment or modification, or any waiver of any provision, under any Debt Commitment Letter if such amendment, modification or waiver solely adds (i) lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof as parties thereto, or (ii) the Borrower (and correspondingly removes TIFSA) as a party thereto, and/or in each case to make conforming modifications to any Debt Commitment Letter in respect of such changes. Any such amendment, modification or waiver in violation or breach of, or in conflict with, the terms and conditions set forth in Section 6.16(c) shall be deemed to be material for purposes of this Section 6.16(a) and the Company's withholding, conditioning or delaying of consent with respect thereto shall be deemed to be reasonable. At the Company's reasonable request from time to time, Parent shall inform the Company in reasonable detail of the status of its efforts to arrange the Debt Financing; provided that in no event will Parent be under any obligation to disclose any information that is subject to attorney-client, attorney work product or other legal privilege (provided, however, that Parent shall use its reasonable best efforts, including entering into a common defense or common interest, or other similar agreement, to allow for such disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

          (b)   Subject to the terms and conditions set forth in Section 6.16(c), the Company shall use its reasonable best efforts to provide to Parent and its Subsidiaries such cooperation and assistance as may be reasonably requested by Parent and its Subsidiaries that is customary in connection with the arranging, obtaining and syndication of the Debt Financing, including using reasonable best efforts to (i) make its senior management and advisors available to participate in a reasonable number of informational meetings, presentations, and roadshows with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies, in each case, in connection with the Debt Financing, (ii) assist Parent and the Borrower in their preparation of rating agency presentations, lender presentations, offering memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing and (iii) participate in drafting sessions with Parent and the Borrower with respect to the Debt Financing. Notwithstanding the foregoing, Parent and Merger Sub hereby agree that neither the Company nor any Company Subsidiary shall be required to (i) deliver any financial or other information with respect to the Company or any Company Subsidiary in connection with the Debt Financing or (ii) cause the independent auditors of the Company to cooperate with Parent or the Borrower in connection with the Debt Financing.

          (c)   Parent hereby agrees that the definitive agreements relating to the Debt Financing shall not (i) require the Company or any of its Subsidiaries to guarantee, grant liens on their respective properties or assets or otherwise provide, directly or indirectly, credit or collateral support for the Debt Financing, whether prior to or after the Effective Time, or (ii) contain any representations, warranties, covenants or events of default, or any other terms or conditions, in each case that would apply to the Company, any of its Subsidiaries or any of their respective properties or assets, whether prior to or after the Effective Time (it being understood, for the avoidance of doubt, that

  (x) the consummation of the Merger and the other Transactions shall be a condition to the closing of the Debt Financing and (y) certain representations, warranties, covenants or events of default, or other terms or conditions may restrict or otherwise affect the Borrower's and its Subsidiaries' dealings with the Company and its Subsidiaries). Parent shall use reasonable best efforts to cause its financing sources (including the Lead Arranger under the Debt Commitment Letters) to confirm in writing (which confirmation may be contained in the definitive agreements relating to the Debt Financing) that the Debt Financing is being provided to Borrower on the basis of its properties, assets and credit only.

          (d)   Parent and the Company agree to cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the upsizing and amendment of the current revolving credit facility of Parent and TIFSA (or the replacement thereof) in connection with the Transactions (the "Revolver Financing"), including (i) participating in the marketing and syndication efforts related to the Revolver Financing, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders, in each case, with respect to the Revolver Financing, (iii) delivering to the financing sources as promptly as reasonably practicable such financial and other information customary or reasonably necessary for the completion of the Revolver Financing and (iv) providing authorization letters to the financing sources authorizing the distribution of information to prospective lenders containing a representation to the financing sources that the information provided for inclusion in the public side versions of such documents, if any, does not include material non-public information about Parent or the Company, as applicable, or their respective securities.

        Section 6.17    Dividend Coordination.     After the date of this Agreement, each of Parent and the Company shall coordinate with the other with respect to the declaration of any dividends in respect of Parent Shares and Company Shares and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Shares shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Shares and any Parent Shares any such holder receives in exchange therefor in the Merger.

        Section 6.18    Obligations of Merger Sub.     Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform when due all of its obligations under this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        Section 7.1    Conditions to Each Party's Obligations to Effect the Merger.     The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by mutual agreement of Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

          (a)    Shareholder Approval.    Each of the Company Shareholder Approval and the Parent Shareholder Required Approvals shall have been obtained;

          (b)    Registration Statement.    The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened;

          (c)    No Illegality or Injunction.    No (i) Law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any Antitrust Law by any Relevant Authority of competent jurisdiction that prohibits consummation of the Merger shall have been enacted or entered and shall continue to be in effect to prohibit consummation of the Merger;

          (d)    Regulatory Approvals.    (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act shall have expired or been terminated, and (ii) all consents of, or filings with, the Relevant Authorities set forth in Section 7.1(d)(ii) of the Company Disclosure Letter and Section 7.1(d)(ii) of the Parent Disclosure Letter shall have been obtained and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be;

          (e)    Parent Share Consolidation.    The Parent Share Consolidation shall have occurred;

          (f)    Irish Prospectus.    An Irish Prospectus in relation to the Parent Shares shall, if required by Irish Prospectus Law, have been approved by the CBI, and made available to the public in accordance with Irish Prospectus Law;

          (g)    Listing.    The Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

          (h)    Financing.    The Debt Financing shall be available for borrowing on the Closing Date on the terms and conditions set forth in the Debt Commitment Letter, or upon terms and conditions that are no less favorable, in the aggregate, and that comply with the terms and conditions set forth in Section 6.16(c).

        Section 7.2    Conditions to Obligations of Parent and Merger Sub.     The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver in writing by Parent) on or prior to the Closing Date of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in the first two sentences of Section 3.2(a), in the penultimate sentence of Section 3.11 and in Section 3.22 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for breaches of representations and warranties that are de minimis in the aggregate; (ii) the representations and warranties set forth in the first three sentences of Section 3.1(a) and in Section 3.3(a), Section 3.13(b), Section 3.19 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to "materiality," "Company Material Adverse Effect," or similar qualifiers contained therein (other than in the term "Company Material Contract")) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect; and

          (b)    Performance of Obligations of the Company.    The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

        Section 7.3    Conditions to Obligations of the Company.     The obligations of the Company to effect the Merger are also subject to the satisfaction (or waiver in writing by the Company) on or prior to the Closing Date of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of Parent and Merger Sub set forth in the first two sentences of Section 4.2(a), in the penultimate sentence of Section 4.11 and in Section 4.22 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for breaches of representations and warranties that are de minimis in the aggregate; (ii) the representations and warranties set forth in the first four sentences of Section 4.1(a) and in Section 4.3(a), Section 4.19 and Section 4.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to "materiality" or "Parent Material Adverse Effect" or similar qualifiers contained therein (other than in the term "Parent Material Contract")) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect; and

          (b)    Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION

        Section 8.1    Termination.     This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval or the Parent Shareholder Required Approvals, if applicable) as follows:

          (a)   by mutual written consent of Parent and the Company;

          (b)   by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of

  (i) thirty (30) calendar days following delivery of notice thereof to the defaulting Party by the non-defaulting Party or (ii) three (3) business days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

          (c)   by either Parent or the Company, if the Effective Time shall not have occurred by 5:00 pm, New York City time, on October 24, 2016 (the "Outside Date"); provided that if on such date all of the conditions set forth in Article VII have been satisfied or waived (other than the conditions set forth in Section 7.1(c) and Section 7.1(d) and those conditions that by their nature can only be satisfied at the Closing), then the Outside Date shall be automatically extended to 5:00 pm, New York City time on January, 24, 2017; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;

          (d)   by Parent, if, prior to receipt of the Company Shareholder Approval, (i) the Company Board of Directors shall have effected a Company Change of Recommendation in response to a Company Superior Proposal or in response to a Company Intervening Event (other than a Company Intervening Event of the type described in clause (b) of the definition of such term), (ii) the Company Board of Directors shall have effected a Company Change of Recommendation in response to a Company Intervening Event of the type described in clause (b) of the definition of such term or (iii) the Company shall have made a Willful Breach of its obligations under Section 5.3 or Section 5.5(d), other than in the case of Section 5.3, where (A) such Willful Breach is a result of an isolated action by a Person that is a Representative of the Company (other than a director or officer of the Company or any of its Subsidiaries), (B) such Willful Breach was not caused by, or within the knowledge of, the Company or any of its directors or officers, (C) the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof and (D) Parent is not harmed in any material respect as a result thereof;

          (e)   by the Company, if, prior to receipt of the Parent Shareholder Required Approvals, (i) the Parent Board of Directors shall have effected a Parent Change of Recommendation in response to a Parent Superior Proposal or in response to a Parent Intervening Event (other than a Parent Intervening Event of the type described in clause (b) of the definition of such term), (ii) the Parent Board of Directors shall have effected a Parent Change of Recommendation in response to a Parent Intervening Event of the type described in clause (b) of the definition of such term or (iii) Parent shall have made a Willful Breach of its obligations under Section 5.4 or Section 5.5(e), other than in the case of Section 5.4, where (A) such Willful Breach is a result of an isolated action by a Person that is a Representative of Parent (other than a director or officer of Parent or any of its Subsidiaries), (B) such Willful Breach was not caused by, or within the knowledge of, Parent or any of its directors or officers, (C) Parent takes appropriate actions to remedy such Willful Breach upon discovery thereof and (D) the Company is not harmed in any material respect as a result thereof;

          (f)    by either the Company or Parent if a Relevant Authority of competent jurisdiction, that is in a jurisdiction that is material to the business and operations of the Company and Parent, taken together, shall have issued a final, non-appealable order, injunction, decree, ruling or Law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

          (g)   by either the Company or Parent, if the Company Special Meeting (as it may be adjourned or postponed) shall have concluded and the Company Shareholder Approval shall not have been obtained; or

          (h)   by either Parent or the Company, if the Parent Special Meeting (as it may be adjourned or postponed) shall have concluded and the Parent Shareholder Required Approvals shall not have been obtained;

          (i)    by the Company, if a Company Intervening Event of the type described in clause (b) of the definition of such term occurs, and the Company Board of Directors concludes in good faith (after consultation with the Company's financial advisors and outside legal counsel) that the failure to terminate this Agreement in response to such Company Intervening Event would be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that the Company shall have provided prior written notice to Parent, at least ten (10) business days in advance, of the Company Board of Directors' intention to terminate this Agreement and the reasons therefor; provided, further, that the Company Board of Directors shall take into account any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by Parent in response to such prior written notice or otherwise, and during such ten (10) business day period the Company shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by Parent; provided, further, that if such Company Intervening Event occurs less than ten (10) business days prior to the scheduled Closing Date, the ten (10) business day period contemplated in this Section 8.1(i) shall be shortened such that it will expire as of the close of business on the business day preceding the scheduled Closing Date; or

          (j)    by Parent, if a Parent Intervening Event of the type described in clause (b) of the definition of such term occurs, and the Parent Board of Directors concludes in good faith (after consultation with Parent's financial advisors and outside legal counsel) that the failure to terminate this Agreement in response to such Parent Intervening Event would be inconsistent with the directors' fiduciary duties under applicable Law; provided, however, that Parent shall have provided prior written notice to the Company, at least ten (10) business days in advance, of the Parent Board of Directors' intention to terminate this Agreement and the reasons therefor; provided, further, that the Parent Board of Directors shall take into account any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by the Company in response to such prior written notice or otherwise, and during such ten (10) business day period Parent shall engage in good faith negotiations with Parent regarding any changes to the terms of this Agreement or other mitigating factors or structural changes proposed by the Company; provided, further, that if such Parent Intervening Event occurs less than ten (10) business days prior to the scheduled Closing Date, the ten (10) business day period contemplated in this Section 8.1(j) shall be shortened such that it will expire as of the close of business on the business day preceding the scheduled Closing Date.

        Section 8.2    Effect of Termination.

          (a)   In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate (except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.13 shall survive such termination) and there shall be no liability on the part of Parent, Merger Sub or TIFSA, on the one hand, or the Company, on the other hand, to the other except (i) as provided in Section 8.2(b) or Section 8.2(c), as applicable, or (ii) liability arising out of or resulting from fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity. The Parties acknowledge and agree that a Party's measure of damages for any Willful Breach of this Agreement by another Party may include the loss of the economic benefits of the transactions contemplated by this Agreement to the holders of such Party's common stock.

          (b)    Reimbursement of Parent Expenses; Company Termination Fee; Company Specified Termination Fee.

              (i)  If either the Company or Parent terminates this Agreement pursuant to Section 8.1(g) and the Parent Shareholder Required Approvals have been obtained, then, within three (3) business days after such termination, the Company shall pay to TIFSA any and all documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives), but excluding any VAT for which Parent (or any member of a VAT Group of which Parent is a member) is entitled to a refund, repayment or credit from any relevant Tax authority, actually incurred, paid or payable by or on behalf of Parent or any of its Subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the Transactions (the "Parent Expenses"), in an aggregate amount not to exceed the sum of (x) all fees and expenses incurred by Parent in connection with the Debt Commitment Letter and the Debt Financing up to an aggregate amount of $65 million plus (y) $35 million in cash; provided that the payment by the Company of the Parent Expenses pursuant to this Section 8.2(b)(i) shall not relieve the Company of any obligation to pay the Company Termination Fee pursuant to Section 8.2(b)(ii) or Section 8.2(b)(iii) or the Company Specified Termination Fee pursuant to Section 8.2(b)(iv), as applicable, except to the extent indicated in Section 8.2(b)(ii), Section 8.2(b)(iii) or Section 8.2(b)(iv), as applicable.

             (ii)  If (A) either Parent or the Company terminates this Agreement pursuant to Section 8.1(g), (B) after the date hereof, a Company Competing Proposal shall have been made known to senior management of the Company or shall have been made directly to the Shareholders of the Company or otherwise publicly disclosed (and in each case, whether or not such proposal or intention was withdrawn prior to the date of the Company Special Meeting), and (C) (1) any Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for a Company Competing Proposal within twelve (12) months of such termination, then within one (1) business day after the date on which such Company Competing Proposal is consummated or a definitive agreement is entered into, the Company shall pay to TIFSA a fee of $375 million in cash (the "Company Termination Fee"); provided that any Parent Expenses paid by the Company to TIFSA pursuant to Section 8.2(b)(i) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to TIFSA. Solely for purposes of this Section 8.2(b)(ii), the term "Company Competing Proposal" shall have the meaning assigned to such term in Section 9.5, except that all references to "20%" and "80%" being deemed to be replaced with references to "50%."

            (iii)  If (A) (i) Parent terminates this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii) and (ii) the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent's financial advisors and outside legal counsel) that it continues to make the Parent Board Recommendation and does not intend to make a Parent Change of Recommendation or (B) (x) either Parent or the Company terminates this Agreement pursuant to Section 8.1(g), (y) there has been a Company Change of Recommendation in response to a Company Superior Proposal or in response to a Company Intervening Event (other than a Company Intervening Event of the type described in clause (b) of the definition of such term), and (z) the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of Parent and its shareholders, then within three (3) business days after such termination, the Company shall pay to TIFSA the Company Termination Fee; provided that any Parent Expenses paid by the Company to TIFSA pursuant to Section 8.2(b)(i) shall be credited against, and shall thereby reduce, such Company Termination Fee.

            (iv)  If (A) (i) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) and (ii) the Parent Board of Directors has not made a Parent Change of Recommendation prior to such termination, and Parent confirms in writing to the Company that the Parent Board of Directors has determined in good faith (after consultation with Parent's financial advisors and outside legal counsel) that it continues to make the Parent Board Recommendation and does not intend to make a Parent Change of Recommendation, (B) (1) either Parent or the Company terminates this Agreement pursuant to Section 8.1(g), (2) there has been a Company Change of Recommendation in response to a Company Intervening Event of the type described in clause (b) of the definition of such term and (3) the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of Parent and its shareholders, or (C) (x) the Company terminates this Agreement pursuant to Section 8.1(i) and (y) the Parent Board of Directors has not made a Parent Change of Recommendation prior to such termination, and Parent confirms in writing to the Company during the ten (10) business day period referenced in Section 8.1(i) that the Parent Board of Directors has determined in good faith (after consultation with Parent's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of Parent and its shareholders, then within three (3) business days after such termination, the Company shall pay to TIFSA a fee of $500 million in cash (the "Company Specified Termination Fee"); provided that any Parent Expenses paid by the Company to TIFSA pursuant to Section 8.2(b)(i) shall be credited against, and shall thereby reduce, the such Company Specified Termination Fee.

             (v)  In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv) of this Section 8.2(b), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be obligated to reimburse the Parent Expenses or be obligated to pay the Company Termination Fee or the Company Specified Termination Fee, as applicable, on more than one (1) occasion each, and in no event shall the aggregate payments pursuant to this Section 8.2(b) exceed the Company Termination Fee or the Company Specified Termination Fee, as applicable.

            (vi)  The Company confirms that it is solely established outside of the European Union for VAT purposes.

           (vii)  Any payment made by the Company pursuant to this Section 8.2(b) shall be made free and clear of any United States federal withholding Tax; provided that (A) Parent or TIFSA (as applicable) has delivered to the Company, in advance of the payment, an opinion of nationally recognized Tax counsel, which counsel is reasonably acceptable to the Company, that concludes that United States federal withholding Tax should not be required to be withheld by the Company in respect of such payment (taking into account the intended payee) and (B) Parent or TIFSA (as applicable) shall have provided to the Company, in advance of the payment, a properly completed original IRS Form W-8 and/or such other documentation required under the Code to establish that Parent or TIFSA (as applicable) is not subject to deduction or withholding of United States federal withholding Tax with respect to the payment. Parent hereby agrees to indemnify the Company for any liability with respect to any United States federal withholding Tax imposed on any payment made pursuant to this Section 8.2, and further agrees to indemnify and hold the Company harmless (on an "after Tax basis") against any losses, damages, or expenses (including attorney's and accountant's fees) of the Company or any of its Subsidiaries arising out of or relating to the Company's agreement not to withhold United States federal withholding Taxes from such payment, such indemnity obligations to remain in effect until sixty (60) days following the expiration of the statute of limitations with respect to the collection of such Taxes. For these purposes, "after-Tax basis" means that to the extent that the amount payable pursuant to this Section 8.2(b) is subject to a deduction or withholding required by law in respect of Tax or is subject to any Tax in the hands of the Company, it shall be increased as necessary so as to ensure that, after taking into account the amount in respect of Tax required to be deducted or withheld from, and the Tax imposed on, such amount, the Company receives an amount equal to the amount it would have received had no such Tax been deducted, withheld or imposed. In connection with any proceeding commenced against the Company by a U.S. Tax authority with respect to having not withheld on a payment made to Parent or TIFSA pursuant to this Section 8.2(b), the Parties shall reasonably cooperate to resolve any such proceeding.

          (c)    Reimbursement of Company Expenses; Parent Termination Fee; Parent Specified Termination Fee.

              (i)  If either the Company or Parent terminates this Agreement pursuant to Section 8.1(h) and the Company Shareholder Approval has been obtained, then, within three (3) business days after such termination, TIFSA shall pay to the Company any and all documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives), actually incurred, paid or payable by or on behalf of the Company or any of its Subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the Transactions (the "Company Expenses"), in an aggregate amount not to exceed $35 million in cash; provided that the payment by TIFSA of the Company Expenses pursuant to this Section 8.2(c)(i) shall not relieve TIFSA of any obligation to pay the Parent Termination Fee pursuant to Section 8.2(c)(ii) or Section 8.2(c)(iii) or the Parent Specified Termination Fee pursuant to Section 8.2(c)(iv), as applicable, except to the extent indicated in Section 8.2(c)(ii), Section 8.2(c)(iii) or Section 8.2(c)(iv), as applicable.

             (ii)  If (A) either Parent or the Company terminates this Agreement pursuant to Section 8.1(h), (B) after the date hereof, a Parent Competing Proposal shall have been made known to senior management of Parent or shall have been made directly to the Shareholders of Parent or otherwise publicly disclosed (and in each case, whether or not such proposal or intention was withdrawn prior to the date of the Parent Special Meeting) and (C) (1) any Parent Competing Proposal is consummated within twelve (12) months of such termination or (2) Parent enters into a definitive agreement providing for a Parent Competing Proposal within twelve (12) months of such termination, then, within one (1) business day following the date on which such Parent Competing Proposal is consummated or a definitive agreement is entered into, TIFSA shall pay to the Company a fee of $375 million in cash (the "Parent Termination Fee"); provided that any Company Expenses paid by TIFSA to the Company pursuant to Section 8.2(c)(i) shall be credited against, and shall thereby reduce, the amount of the Parent Termination Fee that otherwise would be required to be paid by TIFSA to the Company. Solely for purposes of this Section 8.2(c)(ii), the term "Parent Competing Proposal" shall have the meaning assigned to such term in Section 9.5, except that all references to "20%" and "80%" being deemed to be replaced with references to "50%."

            (iii)  If (A) (i) the Company terminates this Agreement pursuant to Section 8.1(e)(i) or Section 8.1(e)(iii) and (ii) the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company's financial advisors and outside legal counsel) that it continues to make the Company Board Recommendation and does not intend to make a Company Change of Recommendation or (B) (x) either Parent or the Company terminates this Agreement pursuant to Section 8.1(h), (y) there has been a Parent Change of Recommendation in response to a Parent Superior Proposal or in response to a Parent Intervening Event (other than a Parent Intervening Event of the type described in clause (b) of the definition of such term, and (z) the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of the Company and its shareholders, then within three (3) business days after such termination, TIFSA shall pay to the Company the Parent Termination Fee; provided that any Company Expenses paid by TIFSA to the Company pursuant to Section 8.2(c)(i) shall be credited against, and shall thereby reduce, such Parent Termination Fee.

            (iv)  If (A) (i) the Company terminates this Agreement pursuant to Section 8.1(e)(ii) and (ii) the Company Board of Directors has not made a Company Change of Recommendation prior to such termination, and the Company confirms in writing to Parent that the Company Board of Directors has determined in good faith (after consultation with the Company's financial advisors and outside legal counsel) that it continues to make the Company Board Recommendation and does not intend to make a Company Change of Recommendation, (B) (1) either the Company or Parent terminates this Agreement pursuant to Section 8.1(h), (2) there has been a Parent Change of Recommendation in response to a Parent Intervening Event of the type described in clause (b) of the definition of such term, and (3) the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of the Company and its shareholders, or (C) (x) Parent terminates this Agreement pursuant to Section 8.1(j) and (y) the Company Board of Directors has not made a Company Change of Recommendation prior to such termination, and the Company confirms in writing to Parent during the ten (10) business day period referenced in Section 8.1(j) that the Company Board of Directors has determined in good faith (after consultation with the Company's financial advisors and outside legal counsel) that the Merger is and continues to be in the best interest of the Company and its shareholders, then within three (3) business days after such termination, TIFSA shall pay to the Company a fee of $500 million in cash (the "Parent Specified Termination Fee"); provided that any Company Expenses paid by TIFSA to the Company pursuant to Section 8.2(c)(i) shall be credited against, and shall thereby reduce, such Parent Specified Termination Fee.

             (v)  In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii) or (iv) of this Section 8.2(c), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall (A) TIFSA be obligated to reimburse the Company Expenses or be obligated to pay the Parent Termination Fee or Parent Specified Termination Fee, as applicable, on more than one (1) occasion each or (B) the aggregate payments pursuant to this Section 8.2(c) exceed the Parent Termination Fee or Parent Specified Termination Fee, as applicable.

          (d)   Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. In addition, if the Company or TIFSA, as applicable, shall fail to pay any amounts due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, and, in order to obtain such payment, the Company or TIFSA, as applicable, commences a suit that results in a judgment against the other Party for the amounts set forth in this Section 8.2, the Company or TIFSA, as applicable shall also pay to the other Party its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published The Wall Street Journal in effect on the date such payment was required to be made. Except with respect to liability or damage resulting from fraud or a Willful Breach by the Company or Parent, as applicable, of any of their respective representations, warranties, covenants or agreements set forth in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of (i) the Company to pay the Company Termination Fee or the Company Specified Termination Fee pursuant to, and such fee is paid to TIFSA pursuant to, Section 8.2(b)(ii), Section 8.2(b)(iii) or Section 8.2(b)(iv), as applicable, or (ii) TIFSA to pay the Parent Termination Fee or Parent Specified Termination Fee pursuant to, and such fee is paid to the Company pursuant to, Section 8.2(c)(ii), Section 8.2(c)(iii) or Section 8.2(c)(iv), as applicable, then in each such case, the payment of such fee shall be considered Parent's and TIFSA's sole and exclusive remedy against the Company or the Company's sole and exclusive remedy against Parent or TIFSA, respectively, for any liability or damage relating to or arising out of this Agreement or the Transactions.

          (e)   None of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company prior to giving effect to the Merger relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company prior to giving effect to the Merger shall have any rights or claims directly against any of the Financing Sources hereunder or thereunder.

ARTICLE IX

MISCELLANEOUS

        Section 9.1    Amendment and Modification; Waiver.

          (a)   Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval or the Parent Shareholder Required Approvals, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the receipt of the Company Shareholder Approval and the Parent Shareholder Required Approvals, as applicable, no amendment shall be made which by Law requires further approval by the holders of Company Shares or the holders of Parent Shares, as applicable, without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding anything to the contrary contained herein, this Section 9.1(a) and Section 8.2(e), Section 9.9(b), Section 9.11 and Section 9.12 may not be amended, modified, supplemented or waived in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources that are party to the Debt Commitment Letter.

          (b)   At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Parent, Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent, Merger Sub or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

        Section 9.2    Non-Survival of Representations and Warranties.     None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

        Section 9.3    Expenses.     Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with printing, filing and mailing the Joint Proxy Statement/Prospectus and Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement/Prospectus and Form S-4.

        Section 9.4    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent if sent by email or facsimile to the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.4 and either (ii) (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 9.4 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding "out of office" replies) or facsimile or any other method described in this Section 9.4, or (c) when delivered if sent by a courier (with confirmation of delivery) to the Party to be notified; in each case at the following address:

  if to the Company, to:

    Johnson Controls, Inc.
    5757 N. Green Bay Avenue
    Milwaukee, WI 53209
    Attention:          General Counsel
    Facsimile:          CO-GeneralCounsel@jci.com
    Email:                414-524-3200

  with a copy to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, NY 10019
    Attention:          Andrew R. Brownstein
                                David K. Lam
    Facsimile:          (212) 403-2000
    Email:                ARBrownstein@wlrk.com
                               DKLam@wlrk.com

    and

    A & L Goodbody
    1 North Wall Quay
    International Financial Services Centre
    Dublin 1, Ireland
    Attention:          Alan Casey
    Facsimile:          +353 (0) 1 649 2649
    Email:                acasey@algoodbody.com

  and if to Parent or Merger Sub, to:

    Tyco International plc
    c/o Tyco International Management Company
    9 Roszel Road
    Princeton, NJ 08540
    Attention:          Judith A. Reinsdorf
    Facsimile:          (609) 720-4320
    Email:                jreinsdorf@tyco.com

  with a copy to:

    Simpson Thacher & Bartlett
    425 Lexington Avenue
    New York, NY 10017
    Attention:          Alan M. Klein
                                Elizabeth A. Cooper
    Facsimile:          (212) 455-2502
    Email:                AKlein@stblaw.com
                               ECooper@stblaw.com
    and

    Arthur Cox
    Earlsfort Centre
    Earlsfort Terrace
    Dublin, Ireland D02 CK83
    Attention:          Stephen Ranalow
    Facsimile:          +353 1 618 0618
    Email:                stephen.ranalow@arthurcox.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

        Section 9.5    Certain Definitions.     For the purposes of this Agreement, the term:

        "Affiliates" has the meaning set forth in Rule 12b-2 of the Exchange Act.

        "Antitrust Laws" mean any antitrust, competition, trade regulation or foreign investment Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, or to prohibit, restrict or regulate foreign investment, influence, ownership or control, including the DPA.

        "Bribery Act" means the United Kingdom Bribery Act 2010.

        "Bribery Legislation" means all and any of the following if and as they may be applicable to the Company, Parent and/or their respective Subsidiaries by their terms: the FCPA; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or the Company or any of their respective Subsidiaries operates.

        "business days" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York and Dublin, Ireland are authorized or required by applicable Law to be closed.

        "CBI" means the Central Bank of Ireland.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Companies Acts" means the Irish Companies Act 2014 and every statutory modification, reenactment, or replacement thereof for the time being in force.

        "Company Articles" means the Restated Articles of Incorporation of the Company in effect on the date hereof.

        "Company Benefit Plan" means each employee or director benefit plan, program, policy, agreement or arrangement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or other material fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute, in each case, other than a Multiemployer Plan.

        "Company Bylaws" means the By-laws of the Company in effect on the date hereof.

        "Company Competing Proposal" means any bona fide proposal or bona fide offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries) for (a) the acquisition by any Person of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of the Company's Subsidiaries); (b) the acquisition by any Person (or the stockholders of any Person) of 20% or more of the outstanding capital stock, other equity securities or voting power of the Company; or (c) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving the Company as a result of which the holders of the Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the Merger.

        "Company Deferred Compensation Plans" means the Johnson Controls, Inc. Executive Deferred Compensation Plan, the Johnson Controls, Inc. Deferred Compensation Plan for Certain Directors and the Johnson Controls, Inc. Retirement Restoration Plan.

        "Company Employees" means employees of the Company and its Subsidiaries.

        "Company Equity Plans" means, collectively, Johnson Controls, Inc. 2012 Omnibus Incentive Plan, the Johnson Controls, Inc. 2007 Stock Option Plan, the Johnson Controls, Inc. 2003 Stock Plan for

Outside Directors, the Johnson Controls, Inc. 2001 Restricted Stock Plan and the Johnson Controls, Inc. 2000 Stock Option Plan.

        "Company ESPPs" means, collectively, the Johnson Controls, Inc. Common Stock Purchase Plan for Executives and the Johnson Controls, Inc. Automatic Dividend Reinvestment and Common Stock Purchase Plan.

        "Company Governing Documents" means the Company Bylaws and the Company Articles.

        "Company Intervening Event" means any Effect that occurs after the date of this Agreement that (a) prior to the date of this Agreement was neither known nor reasonably foreseeable, except as set forth in clause (b), and that the Company Board of Directors determines in good faith (after consultation with the Company's financial advisors and outside legal counsel) would reasonably be expected to materially adversely affect the expected benefits of the Merger to the Company shareholders from a financial point of view; or (b) except as set forth in Section 9.5(a) of the Company Disclosure Letter, is a change in or issuance of, or proposed change in or issuance of, applicable Law that, when taking into account any Effect resulting therefrom and any other change in or issuance of, or proposed change in or issuance of, applicable Law and any Effect resulting therefrom (in each case, that occurs after the date of this Agreement), but not taking into account any other Effect that occurs after the date of this Agreement, the Company Board of Directors determines in good faith (after consultation with the Company's financial advisors and outside legal counsel) would reasonably be expected to materially adversely affect the expected benefits of the Merger to the Company shareholders from a financial point of view (it being understood that if such Effect is a proposed change in or issuance of, applicable Law, in making such determination, the Company Board of Directors shall take into account the likelihood that such change in or issuance would occur and the impact that it would have on the expected benefits of the Merger to the Company shareholders); provided, however, that in no event shall a Company Intervening Event arise from (i) the receipt, existence of or terms of any Company Competing Proposal or any inquiry relating thereto or the consequences thereof or (ii) any Effect or Effects that has or have a material adverse effect on the assets, business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole (unless such Effect or Effects has or have had or would reasonably be expected to have a Parent Material Adverse Effect or unless such Effect or Effects results from a change in or issuance of, or proposed change in or issuance of, applicable Law covered under clause (b) above).

        "Company Joint Venture" means any Person set forth in Section 9.5(b) of the Company Disclosure Letter.

        "Company Material Adverse Effect" means any Effect that has a material adverse effect on the assets, business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, but shall not include (i) Effects to the extent arising from (A) changes generally affecting the industries in which the Company and the Company Subsidiaries operate in the United States or elsewhere, (B) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (C) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (D) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof), including changes or proposed changes in Law or interpretation thereof) (provided that in each of the foregoing clauses (A)-(C), such events may be taken into account to the extent the Company is disproportionately affected relative to other similarly situated companies) or (E) actions of the Company or any Company Subsidiary which Parent has expressly requested in writing; (ii) any decline in the stock price of the Company Shares on the NYSE or change in the credit rating of the Company or any Company Subsidiary or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Company Material Adverse Effect); or (iii) any Effect resulting from the announcement or the existence of this Agreement or the Transactions or the consummation of the Transactions, including any litigation resulting or arising therefrom or with respect thereto (except that this clause (iii) shall not apply with respect to the Company's representations and warranties in Section 3.3(c)).

        "Company Shareholder Approval" means the affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote upon the approval and adoption of the agreement of merger comprising this Agreement at the Company Special Meeting.

        "Company Special Meeting" means the meeting of the holders of Company Shares for the purpose of seeking the Company Shareholder Approval, including any postponement or adjournment thereof.

        "Company Subsidiaries" means the Subsidiaries of the Company.

        "Company Superior Proposal" means a bona fide proposal or offer constituting a Company Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company's outside legal and financial advisors to be (a) more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

        "Confidentiality Agreement" means the Confidentiality Agreement, dated October 26, 2015, between Parent and the Company, as the same may be amended from time to time.

        "Contract" means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense or other commitment or undertaking of any nature that is intended to be legally binding, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Company Benefit Plan or Parent Benefit Plan.

        "DPA" means the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, as codified at 50 U.S.C. App. § 2170, et seq., part 800 of section 31 of the Code of Federal Regulations.

        "Effect" means any event, development, occurrence, circumstance, state of facts or change.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

        "ERISA Affiliate" means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "Expenses" means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

        "Financing Sources" means any agent, arranger, lender or other entity that has committed to provide or arrange, or has entered into definitive agreements related to, the Debt Financing, or any of such Person's Affiliates or its or their respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents, representatives, successors or assigns.

        "Global Trade Laws" means any U.S. or applicable non-U.S. law, regulation or order governing (a) imports, exports, re-exports, or transfers of products, services, software, or technologies from or to the United States or another country; (b) any release of technology or software, controlled for export from the United States, in any foreign country or to any foreign Person (anyone other than a citizen or lawful permanent resident of the United States, or a protected individual as defined by 8 U.S.C. § 1324b(a)(3)) located in the United States or abroad; (c) economic sanctions or embargoes; or (d) compliance with unsanctioned foreign boycotts. This definition includes, but is not limited to, the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, trade sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, U.S. customs laws, and export, sanctions, and customs laws administered by other countries.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Indebtedness" means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or "badboy" guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

        "Intellectual Property" means all industrial and intellectual property rights under the laws of the United States or any foreign jurisdiction, including proprietary rights in and to: (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) designs and (g) domain name registrations.

        "Irish Prospectus" means the prospectus and any supplementary prospectus to be published, if required by Irish Prospectus Law, by Parent in relation to the Parent Share Issuance, together with the documents and information incorporated by reference therein.

        "Irish Prospectus Law" means Part 23 of the Companies Acts, the Irish Prospectus Regulations and the Prospectus Rules.

        "Irish Prospectus Regulations" means the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time).

        "Irish Takeover Rules" means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, as amended.

        "IRS" means the United States Internal Revenue Service.

        "knowledge" will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5(c) of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5(c) of the Company Disclosure Letter with respect to the Company.

        "Law" means any federal, state, local, foreign or supranational law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license, notice, guidance, guideline, treaty, ruling or permit or other requirements of any Relevant Authority having the force of law or any legal requirements arising under common law principles of law or equity (which shall include notices described in Section 7805(b) of the Code and proposed regulations published in the Internal Revenue Bulletin).

        "Lien" means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "Multiemployer Plan" shall mean a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

        "NYSE" means the New York Stock Exchange.

        "Parent Allotment Authority" means an authority of the Parent Board of Directors to allot relevant securities (as defined in the Companies Acts) on such terms as the Company and Parent shall mutually agree.

        "Parent Authorized Share Capital Increase" means an increase, effective as of or prior to the Effective Time, to the authorized share capital of Parent in an amount sufficient to enable the Parent Share Issuance to be effected or such other amount as the Company and Parent shall mutually agree.

        "Parent Benefit Plan" means each employee or director benefit plan, program, policy, agreement or arrangement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or other material fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is obligated to sponsor, maintain or contribute, in each case, other than a Multiemployer Plan.

        "Parent Competing Proposal" means any bona fide proposal or bona fide offer made by a Person or group (other than a proposal or offer by the Company or any of the Company Subsidiaries) for (a) the acquisition by any Person of 20% or more of the assets of Parent and the Parent Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of the Parent Subsidiaries); (b) the acquisition by any Person (or the stockholders of any Person) of 20% or more of the outstanding Parent Shares; or (c) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Parent as a result of which the holders of Parent Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the Merger.

        "Parent Corporate Amendments" means the Parent Governing Documents Amendment, the Parent Name Change, the Parent Authorized Share Capital Increase, the Parent Allotment Authority, the Parent Pre-emption Waiver and the Parent Distributable Reserves Creation.

        "Parent Corporate Amendments Approvals" means the Parent Shareholder Governing Documents Approval, the Parent Shareholder Name Change Approval, the Parent Shareholder Authorized Share Capital Increase Approval, the Parent Shareholder Allotment Authority Approval, the Parent

Shareholder Pre-emption Waiver Approval and the Parent Shareholder Distributable Reserves Approval.

        "Parent Distributable Reserves Creation" means the reduction of the share premium of Parent resulting from the Transaction (if any), to allow the creation of distributable reserves of Parent in an amount and form that the Company and Parent shall mutually agree.

        "Parent Employees" means employees of Parent and its Subsidiaries.

        "Parent Equity Plans" means Parent's 2012 Share and Incentive Plan and Parent's 2004 Share and Incentive Plan.

        "Parent Governing Documents Amendment" means the amendment and restatement of the Parent Memorandum and Articles of Association in the form attached hereto as Exhibit B, with such other changes as the Company and Parent shall mutually agree.

        "Parent Intervening Event" means any Effect that occurs after the date of this Agreement that (a) prior to the date of this Agreement was neither known nor reasonably foreseeable except as set forth in clause (b), and that the Parent Board of Directors determines in good faith (after consultation with Parent's financial advisors and outside legal counsel) would reasonably be expected to materially adversely affect the expected benefits of the Merger to the Parent shareholders from a financial point of view; or (b) except as set forth in Section 9.5(a) of the Parent Disclosure Letter, is a change in or issuance of, or proposed change in or issuance of, applicable Law that, when taking into account any Effect resulting therefrom and any other change in or issuance of, or proposed change in or issuance of, applicable Law and any Effect resulting therefrom, but not taking into account any other Effect that occurs after the date of this Agreement, the Parent Board of Directors determines in good faith (after consultation with Parent's financial advisors and outside legal counsel) would reasonably be expected to materially adversely affect the expected benefits of the Merger to the Parent shareholders from a financial point of view (it being understood that if such Effect is a proposed change in or issuance of, applicable Law, in making such determination, the Parent Board of Directors shall take into account the likelihood that such change in or issuance would occur and the impact that it would have on the expected benefits of the Merger to the Parent shareholders); provided, however, that in no event shall a Parent Intervening Event arise from (i) the receipt, existence of or terms of any Parent Competing Proposal or any inquiry relating thereto or the consequences thereof or (ii) any Effect or Effects that has or have a material adverse effect on the assets, business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole (unless such Effect or Effects has or have had or would reasonably be expected to have a Company Material Adverse Effect or unless such Effect or Effects results from a change in or issuance of, or proposed change in or issuance of, applicable Law covered under clause (b) above).

        "Parent Joint Venture" means any Person set forth in Section 9.5(b) of the Parent Disclosure Letter.

        "Parent Material Adverse Effect" means any Effect that has a material adverse effect on the assets, business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, but shall not include (i) Effects to the extent arising from (A) changes generally affecting the industries in which Parent and Parent Subsidiaries operate in the United States or elsewhere, (B) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (C) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (D) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof), including changes or proposed changes in Law or interpretation thereof) (provided that in each of the foregoing clauses (A)-(C), such events may be taken into account to the extent Parent is disproportionately affected relative to other similarly situated companies) or (E) actions of Parent or any Parent Subsidiary which the Company has expressly requested in writing; or (ii) any decline in the stock price of the Parent Shares on the NYSE or change in the credit rating of Parent or any Parent Subsidiary or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Parent Material Adverse Effect); or (iii) any Effect resulting from the announcement or the existence of this Agreement or the Transactions or the consummation of the Transactions, including any litigation resulting or arising therefrom or with respect thereto (except that this clause (iii) shall not apply with respect to Parent's representations and warranties in Section 4.3(c)).

        "Parent Name Change" means the issuance of a Certificate of Incorporation on Change of Name by the Irish Companies Registration Office so that, effective as of the Effective Time or as promptly as reasonably practicable thereafter, the name of Parent shall be "Johnson Controls plc."

        "Parent Pre-emption Waiver" means the disapplication of statutory pre-emption rights on such terms as the Company and Parent shall mutually agree.

        "Parent Share Consolidation" means a consolidation under the Parent Memorandum and Articles of Association of the Parent Shares whereby, immediately prior to the Effective Time, every issued and unissued Parent Share of par value $0.01 each will be consolidated into a number of Parent Shares equal to the Share Consolidation Ratio.

        "Parent Share Issuance" means the issuance of Parent Shares in connection with the Merger as contemplated by this Agreement.

        "Parent Shareholder Allotment Authority Approval" means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Allotment Authority.

        "Parent Shareholder Approvals" means the Parent Shareholder Issuance Approval and the Parent Corporate Amendments Approvals.

        "Parent Shareholder Authorized Share Capital Increase Approval" means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Authorized Share Capital Increase.

        "Parent Shareholder Distributable Reserves Approval" means the passing of a special resolution at the Parent Special Meeting by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at such meeting approving the Parent Distributable Reserves Creation.

        "Parent Shareholder Governing Documents Approval" means the passing of a special resolution by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at the Parent Special Meeting approving the Parent Governing Documents Amendment.

        "Parent Shareholder Issuance Approval" means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Share Issuance.

        "Parent Shareholder Name Change Approval" means the passing of a special resolution by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at the Parent Special Meeting approving the Parent Name Change.

        "Parent Shareholder Pre-emption Waiver Approval" means the passing of a special resolution by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at the Parent Special Meeting approving the Parent Pre-emption Waiver.

        "Parent Shareholder Required Approvals" means the Parent Shareholder Issuance Approval, the Parent Shareholder Share Consolidation Approval, the Parent Shareholder Governing Documents Approval, the Parent Shareholder Name Change Approval and the Parent Shareholder Authorized Share Capital Increase Approval. The Parties agree that the receipt of none of the following shall be a condition to the consummation of the Merger: the Parent Shareholder Distributable Reserves Approval; the Parent Shareholder Allotment Authority Approval; or the Parent Shareholder Pre-emption Waiver Approval.

        "Parent Shareholder Share Consolidation Approval" means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Share Consolidation.

        "Parent Special Meeting" means the extraordinary general meeting of the holders of Parent Shares for the purpose of seeking the Parent Shareholder Approvals, including any postponement or adjournment thereof.

        "Parent Subsidiaries" means the Subsidiaries of Parent.

        "Parent Superior Proposal" means a bona fide proposal or offer constituting a Parent Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Parent Board of Directors determines in good faith after consultation with Parent's financial advisors and outside legal to be (a) more favorable to the shareholders of Parent from a financial point of view than the Transactions, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

        "Parent Tax Sharing Agreements" means (i) the Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd., dated June 29, 2007 and (ii) the Tax Sharing Agreement, dated September 28, 2012, by and among Pentair Ltd., Tyco International Ltd., TIFSA and The ADT Corporation.

        "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Relevant Authority or other entity or organization.

        "Prospectus Rules" means the Prospectus Rules issued by the CBI pursuant to Section 1363 of the Companies Acts (as amended from time to time).

        "Relevant Authority" means any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, legislative body (including any congressional committee), political subdivision, bureau or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organization or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Irish Takeover Panel, the SEC, the United States Department of the Treasury and the IRS.

        "Representatives" means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent, Merger Sub or the Company, as applicable, and its Subsidiaries.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the United States Securities Act of 1933, as amended.

        "Share Consolidation Ratio" means 0.955.

        "Significant Subsidiary" means any Subsidiary of the Company or Parent, as applicable, that is material or constitutes a "significant subsidiary" of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

        "Spinco" means the registrant identified in the Form 10 to be filed in connection with the Spin Off.

        "Spinco Business" means the business and operations of the Company's Automotive Experience business that will be separated from the Company in connection with the Spin Off as set forth in Section 5.7 of the Company Disclosure Letter.

        "Subsidiary" or "Subsidiaries" means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

        "Takeover Statutes" mean any "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or antitakeover statute or similar Law.

        "Tax" or "Taxes" means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Relevant Authority or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

        "Tax Return" means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Relevant Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

        "TIFSA" means Tyco International Finance S.A.

        "Transaction Documents" means this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement.

        "VAT" means any Tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar or replacing the same and any similar tax in any other jurisdiction.

        "VAT Group" means a "group" as defined in Section 15 of the Value Added Tax Consolidation Act 2010 and any similar VAT grouping arrangement in any other jurisdiction.

        "WDFI" means the Department of Financial Institutions of the State of Wisconsin.

        "Willful Breach" means a material breach or failure to perform that is the consequence of an act or omission of a Party, or a Representative or a Subsidiary of such Party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

        "Withdrawal Liability" means any liability to a Multiemployer Plan determined under Part I of Subtitle E of Title IV of ERISA as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are used in Sections 4203 and 4205, respectively, of ERISA.

        Section 9.6    Terms Defined Elsewhere.     The following terms are defined elsewhere in this Agreement, as indicated below:

Aggregate Cash Consideration	Section 2.1(b)
Agreement	Preamble
Articles of Merger	Section 1.3
Book-Entry Shares	Section 2.2(b)
Borrower	Section 4.25(a)
Cash Consideration	Section 2.1(a)
Cash Electing Share	Section 2.1(a)
Cash Election	Section 2.1(a)
Cash Election Amount	Section 2.1(b)
Cash Fraction	Section 2.1(b)(i)
CERCLA	Section 3.8
Certificates	Section 2.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.10(a)
Company	Preamble
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Cash Awards	Section 2.3(g)
Company Change of Recommendation	Section 5.3(c)
Company Common Stock	Recitals
Company D&O Insurance	Section 6.4
Company Deferred Awards	Section 2.3(f)
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.3(h)
Company Expenses	Section 8.2(c)(i)
Company Foreign Plan	Section 3.10(d)
Company Indemnified Parties	Section 6.4
Company Leased Real Property	Section 3.17(b)
Company Material Contracts	Section 3.20(a)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.7(b)
Company Permitted Lien	Section 3.17(a)
Company Preferred Shares	Section 3.2(a)
Company PSU Award	Section 2.3(e)
Company Restricted Stock Award	Section 2.3(c)
Company RSU Award	Section 2.3(d)

Company SEC Documents	Section 3.4(a)
Company Shares	Recitals
Company Specified Termination Fee	Section 8.2(b)(iv)
Company Stock Appreciation Right	Section 2.3(b)
Company Stock Option	Section 2.3(a)
Company Termination Fee	Section 8.2(b)(ii)
Debt Commitment Letters	Section 4.25(a)
Debt Financing	Section 4.25(a)
DOJ	Section 6.2(b)
Effective Time	Section 1.3
Election	Section 2.9(a)
Election Deadline	Section 2.9(d)
Enforceability Exceptions	Section 3.3(a)
Environmental Laws	Section 3.8
Environmental Liability	Section 3.8
Environmental Permits	Section 3.8
Excess Shares	Section 2.7(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
Existing Parent Holder	Section 2.7(c)
First Succession Date	Section 6.10(a)
Form 10	Section 3.13(b)
Form of Election	Section 2.9(b)
Form S-4	Section 3.13
Fractional Share Consideration	Section 2.7(b)
FTC	Section 6.2(b)
GAAP	Section 3.4(b)
Hazardous Substance	Section 3.8
Holder	Section 2.9
Indemnified Parties	Section 6.4
Joint Proxy Statement/Prospectus	Section 3.13(a)
Lenders	Section 4.25(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
New Plans	Section 6.11(c)
Old Plans	Section 6.11(c)
Outside Date	Section 8.1(c)
Parent	Preamble
Parent Board of Directors	Recitals
Parent Board Recommendation	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent Cash Award	Section 2.3(g)
Parent Change of Recommendation	Section 5.4(c)
Parent D&O Insurance	Section 6.4
Parent Disclosure Letter	Article IV
Parent DSU Award	Section 2.4(d)
Parent Equity Awards	Section 2.4(e)
Parent Euro-Denominated Shares	Section 4.2(a)
Parent Expenses	Section 8.2(b)(i)

Parent Foreign Plan	Section 4.10(d)
Parent Indemnified Parties	Section 6.4
Parent Leased Real Property	Section 4.17(b)
Parent Material Contracts	Section 4.20(a)
Parent Memorandum and Articles of Association	Section 4.1(a)
Parent Owned Real Property	Section 4.17(a)
Parent Permits	Section 4.7(b)
Parent Permitted Lien	Section 4.17(a)
Parent Predecessor Entity	Section 4.4(a)
Parent Preferred Shares	Section 4.2(a)
Parent PSU Award	Section 2.4(c)
Parent RSU Award	Section 2.3(d)
Parent SEC Documents	Section 4.4(a)
Parent Share Appreciation Right	Section 2.3(b)
Parent Share Option	Section 2.3(a)
Parent Shares	Section 4.2(a)
Parent Specified Termination Fee	Section 8.2(c)(iv)
Parent Termination Fee	Section 8.2(c)(ii)
Parties	Preamble
Party	Preamble
Person	Section 5.3(g)
RCRA	Section 3.8
Release	Section 3.8
Removal, Remedial or Response	Section 3.8
Revolver Financing	Section 6.16(d)
Sarbanes-Oxley Act	Section 3.5(a)
Second Succession Date	Section 6.10(a)
Share Consideration	Section 2.1(a)
Share Electing Share	Section 2.1(a)
Share Election	Section 2.1(a)
Spin Off	Section 3.13(b)
Surviving Corporation	Section 1.1
Transactions	Recitals
Transfer Agent	Section 2.7(c)
WBCL	Recitals
WLLCL	Recitals

        Section 9.7    Interpretation.     When a reference is made in this Agreement to Sections, clauses, schedules or paragraphs, such reference shall be to a Section, clause, schedule or paragraph of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The term "or" is not exclusive. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

The words "hereof", "herein" and "hereunder" and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The phrase "ordinary course of business" as used in this Agreement shall be deemed to mean "the ordinary course of business consistent with past practice." The term "dollars" and character "$" shall mean United States dollars.

        Section 9.8    Counterparts.     This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

        Section 9.9    Entire Agreement; Third-Party Beneficiaries.

          (a)   The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

          (b)   Except (i) as provided in Section 6.4 (but only following the Effective Time), (ii) the right of a Party on behalf of its security holders to pursue damages in the event of another Party's Willful Breach of this Agreement and (iii) that Financing Sources shall be express third-party beneficiaries of this Section 9.9(b) and Section 8.2(e), Section 9.1(a), Section 9.11 and Section 9.12, no provision of this Agreement (including Section 8.2(a) and including the Company Disclosure Letter and the Parent Disclosure Letter) or the Confidentiality Agreement is intended to confer upon any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.1 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 9.10    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

        Section 9.11    Governing Law; Jurisdiction.

          (a)   This Agreement and any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against any Financing Source that is in any way related to this Agreement or the Merger, including any dispute arising out of or relating in any way to any financing to be consummated by Parent or any of its Subsidiaries in connection with the Merger, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction (except that matters relating to the fiduciary duties of the Company Board of Directors shall be subject to the Laws of the State of Wisconsin and matters relating to the fiduciary duties of the Parent Board of Directors shall be subject to the laws of Ireland).

          (b)   Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in The City of New York (or, only if such court lacks subject matter jurisdiction, in any New York State court sitting in the Borough of Manhattan in The City of New York) in any action or proceeding between the Parties or their Subsidiaries arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim brought by the other Party or any of its Subsidiaries in respect of any such action or proceeding may be heard and determined in such courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries) and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or the Merger, including any dispute arising out of or relating in any way to any financing obtained by Parent or any of its Subsidiaries in connection with the Merger or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

        Section 9.12    Waiver of Jury Trial.     EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY FINANCING OBTAINED BY PARENT OR

ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY OR ARISING OUT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

        Section 9.13    Assignment.     This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that either Party may assign its rights or interests hereunder, in whole or in part, to any of its wholly owned Subsidiaries, provided that no such assignment shall relieve such Party of its obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

        Section 9.14    Enforcement; Remedies.

          (a)   Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

          (b)   The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII (other than with respect to the provisions of this Agreement that survive termination), each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

          (c)   The Parties' rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). Each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

(Remainder of Page Intentionally Left Blank)

JOHNSON CONTROLS, INC.
By:	/s/ ALEX A. MOLINAROLI
	Name:	Alex A. Molinaroli
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

TYCO INTERNATIONAL PLC
By:	/s/ MARK P. ARMSTRONG
	Name:	Mark P. Armstrong
	Title:	S.V.P. Mergers and Acquisitions, Treasurer

[Signature Page to Merger Agreement]

JAGARA MERGER SUB LLC
By:	/s/ JOSEPH BRAUN
	Name:	Joseph Braun
	Title:	President

[Signature Page to Merger Agreement]

TYCO INTERNATIONAL FINANCE S.A., solely for purposes of Section 2.2(a), Section 8.2 and, to the extent related thereto, Article IX
By:	/s/ JOSEPH MANDALA
	Name:	Joseph Mandala
	Title:	VP & Asst. Treasurer
By:	/s/ ANDREA GOODRICH
	Name:	Andrea Goodrich
	Title:	Director

[Signature Page to Merger Agreement]

Annex B-1

AMENDMENTS TO THE TYCO MEMORANDUM OF ASSOCIATION

        Note: the amendments set forth in this Annex B-1 are reflected as a comparison to the Tyco Memorandum of Association as of the date of this joint proxy statement/prospectus. Additional amendments will be made to the relevant provisions of the Tyco Memorandum of Association included in this Annex B-1 upon the consummation of the merger if Tyco shareholders approve the Tyco name change proposal and the Tyco authorized share capital increase proposal.

Companies Act~~s 1963 to~~ 201~~3~~4

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM and ARTICLES OF ASSOCIATION
of
TYCO INTERNATIONAL PUBLIC LIMITED COMPANY

Incorporated on the 9th day of May 2014

B-1-1

DUBLIN

B-1-2

Companies Act~~s 1963 to~~ 201~~3~~4

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
of
TYCO INTERNATIONAL PUBLIC LIMITED COMPANY

(As amended by special resolution dated 8 September 2014 and as amended by special
resolution dated [    •    ])

1.
The name of the Company is Tyco International public limited company.

2.
The Company is to be a public limited company for the purposes of Part 17 of the Companies Act 2014.

3.
The objects for which the Company is established are:

3.1
(a)     To carry on ~~the business of a fire safety and security solutions provider through the provision of fire safety, safety, security, monitoring, communication and related services and the design, manufacture, production, supply, installation and servicing of fire safety, safety, security, monitoring and communication products and solutions~~all or any of the businesses of producers, designers, manufacturers, servicers, buyers, sellers, and distributing agents of and dealers in all kinds of industrial and commercial goods, products, merchandise, services, solutions, and real and personal property of every class and description; and to do all things usually dealt in by persons carrying on any of the above mentioned businesses ~~or any of them~~ or likely to be required in connection with any of the said businesses.

 (b)    To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company's board of directors and to exercise its powers as a shareholder of other companies.

 ~~(c)    To acquire by way of merger governed by the laws of the Swiss Confederation under the principle of universal succession the entire business, including all of the assets, liabilities, rights and obligations, howsoever arising, of Tyco International Limited, a company incorporated pursuant to the laws of the Swiss Confederation.~~

3.2
To acquire shares, stocks, debentures, debenture stock, bonds, obligations and securities by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

3.3
To facilitate and encourage the creation, issue or conversion of and to offer for public subscription debentures, debenture stocks, bonds, obligations, shares, stocks, and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

3.4
To purchase or by any other means acquire any freehold, leasehold or other property and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or incumbrances, for any estate or interest whatever, and any rights, privileges or

B-1-3

    easements over or in respect of any property, and any buildings, factories, mills, works, wharves, roads, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value or property of the Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property, lands, tenements or hereditaments, rights, privileges or easements.

  3.5
  To sell or otherwise dispose of any of the property or investments of the Company.

  3.6
  To establish and contribute to any scheme for the purchase of shares in the Company to be held for the benefit of the Company's employees and to lend or otherwise provide money to such schemes or the Company's employees or the employees of any of its subsidiary or associated companies to enable them to purchase shares of the Company.

  3.7
  To grant, convey, transfer or otherwise dispose of any property or asset of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the Directors shall deem fit and to grant any fee, farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Directors shall deem appropriate.

  3.8
  To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

  3.9
  To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired.

  3.10
  To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly to benefit this Company.

  3.11
  To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

  3.12
  To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of this Company or not, and to give all kinds of indemnities.

B-1-4

  3.13
  To engage in currency exchange and interest rate transactions including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangements and such other instruments as are similar to, or derived from, any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose.

  3.14
  To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company as defined by the Acts or a subsidiary as therein defined of any such holding company or otherwise associated with the Company in business.

  3.15
  To borrow or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed, raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

  3.16
  To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

  3.17
  To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in, or securities of any other company having objects altogether or in part similar to those of this Company, or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

  3.18
  To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and ch~~a~~oses in actions, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

  3.19
  To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities.

  3.20
  To give any guarantee in relation to the payment of any debentures, debenture stock, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

  3.21
  To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge

B-1-5

    or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

  3.22
  To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including Directors and ex-Directors of the Company and the wives, widows and families, dependants or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

  3.23
  To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

  3.24
  To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

  3.25
  To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

  3.26
  To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

  3.27
  To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

  3.28
  To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

  3.29
  To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

  3.30
  To procure the Company to be registered or recognised in any part of the world.

  3.31
  To do all or any of the matters hereby authorised in any part of the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

  3.32
  To make gifts, pay gratuities or grant bonuses to current and former Directors (including substitute directors), officers or employees of the Company or to make gifts or pay gratuities

B-1-6

    to any person on their behalf or to charitable organisations, trusts or other bodies corporate nominated by any such person.

  3.33
  To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

  3.34
  To carry on any business which the Company may lawfully engage in and to do all such things incidental or conducive to the business of the Company.

  3.35
  To make or receive gifts by way of capital contribution or otherwise.

  The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

  NOTE:
  It is hereby declared that the word "company" in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4.
The share capital of the Company is US$11,000,000 and €40,000 divided into 1,000,000,000 Ordinary Shares of US$0.01 each, 100,000,000 Preferred Shares of US$0.01 each and 40,000 Ordinary A Shares of €1.00 each.

5.
The liability of the members is limited.

6.
The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

B-1-7

We, the several persons whose names and addresses are subscribed, wish to be formed into a company in pursuance of this memorandum of association and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, addresses and descriptions of subscribers	Number of shares taken by each subscriber
Enceladus Holding Limited Arthur Cox Building Earlsfort Terrace, Dublin 2 Corporate Body	Thirty Nine Thousand, Nine Hundred and Ninety Four A Ordinary Shares
AC Administration Services Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2. Corporate Body	One A Ordinary Share
Arthur Cox Nominees Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2. Corporate Body	One A Ordinary Share
Arthur Cox Registrars Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2. Corporate Body	One A Ordinary Share
Arthur Cox Trust Services Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2 Corporate Body	One A Ordinary Share
DIJR Nominees Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2 Corporate Body	One A Ordinary Share
Fand Limited Arthur Cox Building, Earlsfort Terrace, Dublin 2 Corporate Body	One A Ordinary Share

Dated 6 May 2014

Witness to the above signatures: JAMES HEARY

    James Heary
    Arthur Cox Building
    Earlsfort Terrace
    Dublin 2

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Annex B-2

AMENDMENTS TO THE TYCO ARTICLES OF ASSOCIATION

        Note: the amendments set forth in this Annex B-2 are reflected as a comparison to the Tyco Articles of Association as of the date of this joint proxy statement/prospectus. Additional amendments will be made to the relevant provisions of the Tyco Articles of Association included in this Annex B-2 upon the consummation of the merger if Tyco shareholders approve the Tyco name change proposal and the Tyco authorized share capital increase proposal.

COMPANIES ACT~~S 1963 TO~~ 201~~3~~4

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

-of-

TYCO INTERNATIONAL PUBLIC LIMITED COMPANY

(As adopted by special resolution dated 8 September 2014 and as amended by special resolution dated [•])

PRELIMINARY

~~1.~~
~~The regulations contained in Table A in the First Schedule to the Companies Act 1963 shall not apply to the Company.~~

1.
The provisions set out in these Articles of Association shall constitute the whole of the regulations applicable to the Company and no "optional provision" as defined by Section 1007(2) of the Companies Act 2014 (with the exception of Sections 83 and 84 of the Companies Act 2014) shall apply to the Company.

2.
(a)        In these articles:

    "Act" or "Acts" means the Companies Act ~~1963 (No. 33 of 1963) as amended by the Companies Acts 1977 to 2012 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, the Companies (Amendment) Act 2009, the Companies (Miscellaneous Provisions) Act 2009, the Companies (Amendment) Act 2012 and the Companies (Miscellaneous Provisions) Act 2013~~2014, all enactments which are to be read as one with, or construed or read together as one with, the Act~~s~~ and every statutory modification and re-enactment thereof for the time being in force.

    ~~"Acts" means the Companies Acts 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, the Companies (Amendment) Act 2009, the Companies (Miscellaneous Provisions) Act 2009, the Companies (Amendment) Act 2012 and the Companies (Miscellaneous Provisions) Act 2013, all enactments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and re-enactment thereof for the time being in force.~~

    "address" includes any number or address used for the purposes of communication by way of electronic mail or other electronic communication.

    "Assistant Secretary" means any person appointed by the Secretary from time to time to assist the Secretary.

    "Clear Days" in relation to the period of notice, means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

B-2-9

    "Chairman" means the Director who is elected by the Directors from time to time, or for the Specified Period such person as is appointed in accordance with article 107A, to preside as chairman at all meetings of the Board and at general meetings of the Company.

    "electronic communication" has the meaning given to those words in the Electronic Commerce Act 2000.

    "electronic signature" has the meaning given to those words in the Electronic Commerce Act 2000.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, of the United States of America.

    "Ordinary Resolution" means a resolution passed by a simple majority of the votes cast by members of the Company as, being entitled to do so, vote in person or by proxy at a general meeting of the Company, subject to any alternative definition in the Acts.

    "public announcement" means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

    "Redeemable Shares" means redeemable shares in accordance with the Act.

    "Register" means the register of members to be kept as required in accordance the Act.

    "Special Resolution" means a special resolution of the Company's members within the meaning of the Act.

    "Company" means the company whose name appears in the heading to these articles.

    "Directors" or "Board" means the directors from time to time and for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever name called.

    "Group" means the Company and its subsidiaries from time to time and for the time being.

    "Holder" in relation to any share, means the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of shares.

    "Office" means the registered office from time to time and for the time being of the Company.

    "seal" means the common seal of the Company.

    "Secretary" means any person appointed to perform the duties of the secretary of the Company.

    "articles" means the articles of association of which this article 2 forms part, as the same may be amended and may be from time to time and for the time being in force.

  (b)
  Expressions in these articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form except as provided in these articles and/or where it constitutes writing in electronic form sent to the Company, and the Company has agreed to its receipt in such form. Expressions in these articles referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature as shall be approved by the Directors. Expressions

B-2-10

    in these articles referring to receipt of any electronic communications shall, unless the contrary intention appears, be limited to receipt in such manner as the Company has approved.

  (c)
  Unless the contrary intention appears, words or expressions contained in these articles shall bear the same meaning as in the Acts or in any statutory modification thereof in force at the date at which these articles become binding on the Company.

  (d)
  A reference to a statute or statutory provision shall be construed as a reference to the laws of Ireland unless otherwise specified and includes:

  (i)
  any subordinate legislation made under it including all regulations, by-laws, orders and codes made thereunder;

  (ii)
  any repealed statute or statutory provision which it re-enacts (with or without modification); and

  (iii)
  any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it.

  (e)
  The masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

  (f)
  Reference to US$, USD, or dollars shall mean the currency of the United States of America and to €, euro, EUR or cent shall mean the currency of Ireland.

    ~~Save as otherwise expressly provided in these articles, where a provision of these articles covers substantially the same subject matter as an optional provision of the Act or any other replacement enactment, the section of the Act or other enactment shall be deemed not to apply to the Company and, for the avoidance of doubt, these articles shall be deemed to have effect and prevail over the terms of such optional provision of the Act or other enactment which would otherwise apply.~~

SHARE CAPITAL AND VARIATION OF RIGHTS

3.
(a)        The share capital of the Company is US$11,000,000 and €40,000 divided into 1,000,000,000 Ordinary Shares of US$0.01 each, 100,000,000 Preferred Shares of US$0.01 each and 40,000 Ordinary A Shares of €1.00 each.

(b)
The rights and restrictions attaching to the ordinary shares shall be as follows:

(i)
subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting, the right to attend and speak at any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company;

(ii)
the right to participate pro rata in all dividends declared by the Company, save as provided in article 128; and

(iii)
the right, in the event of the Company's winding up, to participate pro rata in the total assets of the Company.

    The rights attaching to the ordinary shares may be subject to the terms of issue of any series or class of preferred shares allotted by the Directors from time to time in accordance with article 3(c).

  (c)
  The Directors are authorised to issue all or any of the authorised but unissued preferred shares from time to time in one or more classes or series, and to fix for each such class or

B-2-11

    series such voting power, full or limited, or no voting power, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be:

    (i)
    redeemable at the option of the Company, or the Holders, or both, with the manner of the redemption to be set by the Board, and redeemable at such time or times, including upon a fixed date, and at such price or prices;

    (ii)
    entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes of shares or any other series;

    (iii)
    entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; or

    (iv)
    convertible into, or exchangeable for, shares of any other class or classes of shares, or of any other series of the same or any other class or classes of shares, of the Company at such price or prices or at such rates of exchange and with such adjustments as the Directors determine, which rights and restrictions may be as stated in such resolution or resolutions of the Directors as determined by them in accordance with this article 3(c). The Board may at any time before the allotment of any preferred share by further resolution in any way amend the designations, preferences, rights, qualifications, limitations or restrictions, or vary or revoke the designations of such preferred shares.

    The rights conferred upon the Holder of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of preferred shares in accordance with this article 3(c).

  (d)
  An ordinary share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire ordinary shares, or an interest in ordinary shares, from such third party. In these circumstances, the acquisition of such shares or interest in shares by the Company, save where acquired otherwise than for valuable consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with the Acts. No resolution, whether special or otherwise, shall be required to be passed to deem any ordinary share a Redeemable Share.

4.
Subject to the provisions of the Acts and the other provisions of this article, the Company may:

(a)
pursuant to the Acts, issue any shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors; or

(b)
subject to and in accordance with the provisions of the Acts and without prejudice to any relevant special rights attached to any class of shares, pursuant to the Acts, purchase any of its own shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between members or members of the same class) and may cancel any shares so purchased or hold them as treasury shares (as defined by the Acts) and may reissue any such shares as shares of any class or classes.

B-2-12

5.
Without prejudice to any special rights previously conferred on the Holders of any existing shares or class of shares, any share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

6.
(a)        Without prejudice to the authority conferred on the Directors pursuant to article 3 to issue preferred shares in the capital of the Company, if at any time the share capital is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate general meeting of the Holders of the shares of that class, provided that, if the relevant class of Holders has only one Holder, that person present in person or by proxy, shall constitute the necessary quorum for such a meeting. To every such meeting the provisions of article 35 shall apply.

(b)
The redemption or purchase of preferred shares or any class of preferred shares shall not constitute a variation of rights of the preferred Holders where the redemption or purchase of the preferred shares has been authorised solely by a resolution of the ordinary Holders.

(c)
The issue, redemption or purchase of any of the preferred shares of US$0.01 each shall not constitute a variation of the rights of the Holders of ordinary shares.

(d)
The issue of preferred shares or any class of preferred shares which rank pari passu with, or junior to, any existing preferred shares or class of preferred shares shall not constitute a variation of the existing preferred shares or class of preferred shares.

7.
The rights conferred upon the Holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

8.
(a)        Subject to the provisions of these articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members, but so that no share shall be issued at a discount save in accordance with the Acts, and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon. To the extent permitted by the Acts, shares may also be allotted by a committee of the Directors or by any other person where such committee or person is so authorised by the Directors.

(b)
Subject to any requirement to obtain the approval of members under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

(c)
The Directors are, for the purposes of the Acts, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the Acts) up to the amount of Company's authorised share capital as of the date of adoption of this article 8 and to allot and issue any shares purchased by the Company pursuant to the provisions of the Acts and held as treasury shares and this authority shall expire five years from ~~the date of adoption of these articles~~8 September 2014. The Company may before the expiry of such authority make an offer or agreement which would or might require equity

B-2-13

    securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the authority hereby conferred has expired.

  (d)
  The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by paragraph (c) of this article 8 as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph (d) had not expired.

  (e)
  Nothing in these articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

9.
If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

10.
The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

11.
Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder.

12.
No person shall be entitled to a share certificate in respect of any ordinary share held by them in the share capital of the Company, whether such ordinary share was allotted or transferred to them, and the Company shall not be bound to issue a share certificate to any such person entered in the Register.

13.
The Company shall not give, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company, except as permitted by the Acts.

14.
(a)      The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all moneys payable in respect of it. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 14 are disapplied.

(b)
The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice

B-2-14

    is not complied with the share may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

  (c)
  To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the share comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

  (d)
  The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

15.
(a)      Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares, including shares where the conditions of allotment provide for payment at fixed times, and each member (subject to receiving at least fourteen Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 15 are disapplied.

(b)
A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

(c)
The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

(d)
If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the Directors may waive payment of the interest wholly or in part.

(e)
An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these articles shall apply as if that amount had become due and payable by virtue of a call.

(f)
Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

(g)
The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting

B-2-15

    otherwise directs) fifteen percent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

  (h)
  (i)       If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors, at any time thereafter and during such times as any part of the call or instalment remains unpaid, may serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

  (ii)
  The notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

  (iii)
  If the requirements of any such notice as aforesaid are not complied with then, at any time thereafter before the payment required by the notice has been made, any shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

  (iv)
  On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the member sued is entered in the Register as the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

  (i)
  A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and thereupon he shall be registered as the Holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

  (j)
  A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but nevertheless shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, without any deduction or allowance for the value of the shares at the time of forfeiture but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

  (k)
  A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

B-2-16

  (l)
  The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

  (m)
  The Directors may accept the surrender of any share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it has been forfeited.

TRANSFER OF SHARES

16.
(a)      The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary, an Assistant Secretary or any such person that the Secretary or an Assistant Secretary nominates for that purpose (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary, Assistant Secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Secretary, Assistant Secretary or the relevant nominee as agent for the transferor, and by the transferee where required by the Act, be deemed to be a proper instrument of transfer for the purposes of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

(b)
The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those shares and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company's lien shall extend to all dividends paid on those shares.

(c)
Notwithstanding the provisions of these articles and subject to any provision of the Acts, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with the Acts or any regulations made thereunder. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

17.
Subject to such of the restrictions of these articles and to such of the conditions of issue of any share warrants as may be applicable, the shares of any member and any share warrant may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

B-2-17

18.
(a)      The Directors in their absolute discretion and without assigning any reason therefor may decline to register:

  (i)
  any transfer of a share which is not fully paid; or

  (ii)
  any transfer to or by a minor or person of unsound mind;

    but this shall not apply to a transfer of such a share resulting from a sale of the share through a stock exchange on which the share is listed.

  (b)
  The Directors may decline to recognise any instrument of transfer unless:

  (i)
  the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

  (ii)
  the instrument of transfer is in respect of one class of share only;

  (iii)
  a fee of €10 or such lesser sum is paid to the Company;

  (iv)
  the instrument of transfer is in favour of not more than four transferees; and

  (v)
  it is lodged at the Office or at such other place as the Directors may appoint.

19.
If the Directors refuse to register a transfer, they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

20.
(a)      The Directors may from time to time fix a record date for the purposes of determining the rights of members to notice of and/or to vote at any general meeting of the Company. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Directors, and the record date shall be not more than eighty nor less than ten days before the date of such meeting. If no record date is fixed by the Directors, the record date for determining members entitled to notice of or to vote at a meeting of the members shall be the close of business on the day next preceding the day on which notice is given. Unless the Directors determine otherwise, a determination of members of record entitled to notice of or to vote at a meeting of members shall apply to any adjournment or postponement of the meeting.

(b)
In order that the Directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than thirty nor less than two days prior to such action. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the Directors adopt the resolution relating thereto.

21.
Registration of transfers may be suspended at such times and for such period, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine subject to the requirements of the Acts.

22.
All instruments of transfer shall upon their being lodged with the Company remain the property of the Company and the Company shall be entitled to retain them.

23.
Subject to the provisions of these articles, whenever as a result of a consolidation of shares or otherwise any members would become entitled to fractions of a share, the Directors may sell or cause to be sold, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale (subject to any

B-2-18

  applicable tax and abandoned property laws) in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

TRANSMISSION OF SHARES

24.
In the case of the death of a member, the survivor or survivors where the deceased was a joint Holder, and the personal representatives of the deceased where he was a sole Holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him with other persons. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as articles 24 to 27 are disapplied.

25.
Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as herein provided, elect either to be registered himself as Holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the shares by that member before his death or bankruptcy, as the case may be.

26.
If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice of transfer were a transfer signed by that member.

27.
A person becoming entitled to a share by reason of the death or bankruptcy of the Holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to the meetings of the Company, so, however, that the Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

28.
The Company may from time to time by Ordinary Resolution increase the authorised share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

29.
The Company may by Ordinary Resolution:

(a)
consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)
subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to the Acts; or

B-2-19

  (c)
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

30.
The Company may by Special Resolution or by Ordinary Resolution as may be required by the Act reduce its share capital, any capital redemption reserve fund or any share premium account or undenominated capital account in any manner and with and subject to any incident authorised, and consent required, by law.

GENERAL MEETINGS

31.
The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. This article shall not apply in the case of the first general meeting, in respect of which the Company shall convene the meeting within the time periods required by the Act.

32.
Subject to the Acts, all general meetings of the Company may be held outside of Ireland.

33.
All general meetings other than annual general meetings shall be called extraordinary general meetings.

34.
The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided in the Acts. Where any enactment confers rights on the members of a company to convene a general meeting and expresses such rights to apply save where a company's articles of association or constitution provides otherwise, such rights shall not apply to the members of the Company.

35.
All provisions of these articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:

(a)
the necessary quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) at least a majority in nominal value of the issued shares of the class or, at any adjourned meeting of such Holders, one Holder holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) at least a majority in nominal value of the issued shares of the class, shall be deemed to constitute a meeting;

(b)
any Holder of shares of the class present in person or by proxy may demand a poll; and

(c)
on a poll, each Holder of shares of the class shall have one vote in respect of every share of the class held by him.

36.
A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

NOTICE OF GENERAL MEETINGS

37.
(a)      Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting shall be called by not more than 60 Clear Days' notice and not less than 21 Clear Days' notice.

B-2-20

  (b)
  Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Provided that the latter requirement shall only apply where the intention to propose the person has been received by the Company in accordance with the provisions of these articles. Subject to any restrictions imposed on any shares, the notice of the meeting shall be given to all the members of the Company as of the record date set by the Directors and to the Directors and the Auditors.

  (c)
  The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

38.
Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 28 days (or such shorter period as the Acts permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts.

PROCEEDINGS AT GENERAL MEETINGS

39.
All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the company's statutory financial statements and the Directors' and Statutory Auditors' Reports, the review by the members of the Company's affairs (to the extent required by the Acts), the election of Directors, the re-appointment of the retiring auditors and the authorisation of the directors to fix the statutory Auditors' remuneration.

40.
At any annual general meeting of the members, only such nominations of persons for election to the Board shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual general meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be: (a) specified in the Company's notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly made at the annual general meeting, by or at the direction of the Board, or (c) otherwise properly requested to be brought before the annual general meeting by a member of the Company in accordance with these articles. For nominations of persons for election to the Board or proposals of other business to be properly requested by a member to be made at an annual general meeting, a member must (i) be a member at the time of giving of notice of such annual general meeting by or at the direction of the Board and at the time of the annual general meeting, (ii) be entitled to vote at such annual general meeting and (iii) comply with the procedures set forth in these articles as to such business or nomination. The immediately preceding sentence shall be the exclusive means for a member to make nominations or other business proposals (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Company's notice of meeting) before an annual general meeting of members.

B-2-21

41.
At any extraordinary general meeting of the members, only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to the Company's notice of meeting. To be properly brought before an extraordinary general meeting, proposals of business must be (a) specified in the Company's notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the extraordinary general meeting, by or at the direction of the Board, or (c) otherwise properly brought before the meeting by any members of the Company pursuant to the valid exercise of power granted to them under the Acts.

42.
Nominations of persons for election to the Board may be made at an extraordinary general meeting of members at which directors are to be elected pursuant to the Company's notice of meeting (a) by or at the direction of the Board, (b) by any members of the Company pursuant to the valid exercise of power granted to them under the Acts, or (c) provided that the Board has determined that directors shall be elected at such meeting~~,~~ by any member of the Company who (i) is a member at the time of giving of notice of such extraordinary general meeting and at the time of the extraordinary general meeting, (ii) is entitled to vote at the meeting and (iii) complies with the procedures set forth in these articles as to such nomination. The immediately preceding sentence shall be the exclusive means for a member to make nominations (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Company's notice of meeting) before an extraordinary general meeting of members.

43.
Except as otherwise provided by the Acts, the memorandum of association or these articles, the Chairman of any general meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the general meeting was made or proposed, as the case may be, in accordance with these articles and, if any proposed nomination or other business is not in compliance with these articles, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded.

44.
No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. The Holders of shares, present in person or by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting), entitling them to exercise a majority of the voting power of the Company on the relevant record date shall constitute a quorum.

45.
Any general meeting duly called at which a quorum is not present shall be adjourned and the Company shall provide notice pursuant to article 37 in the event that such meeting is to be reconvened. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 45 are disapplied.

46.
The Chairman, if any, of the Board shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

47.
If at any meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

48.
The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place without notice other than by announcement of the time and place of the adjourned meeting by the Chairman of the meeting. The Chairman of the meeting may at any time without the consent of the meeting adjourn the meeting to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed by the Board. Save as

B-2-22

  aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 48 are disapplied.

49.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded in accordance with the Acts, including by:

(a)
the Chairman; or

(b)
by at least three members present in person or by proxy; or

(c)
by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)
by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

  Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

  The demand for a poll may be withdrawn.

50.
Except as provided in article 51, if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

51.
A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

52.
Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

53.
Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all monies then payable by him in respect of that share have been paid.

ADVANCE NOTICE OF MEMBER BUSINESS AND NOMINATIONS

54.
Without qualification or limitation, subject to article 67, for any nominations or any other business to be properly brought before an annual general meeting by a member pursuant to article 40, the member must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by article 68), and timely updates and supplements thereof, in writing to the Secretary, and such other business must otherwise be a proper matter for member action.

B-2-23

55.
To be timely, a member's notice for any nominations or any other business to be properly brought before an annual general meeting by a member pursuant to article 40 shall be delivered to the Secretary at the Office by close of business on that day that is not less than 120 days prior to the first anniversary of the day of release to shareholders of the Company's proxy statement issued pursuant to section 14(a) of the Exchange Act in respect of the preceding year's annual general meeting; provided, however, that in the event that the date of the annual general meeting is changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, notice by the member must be so delivered by close of business on the day that is not less than the later of (a) 150 days prior to the day of the contemplated annual general meeting or (b) ten days after the day on which public announcement of the date of the contemplated annual general meeting is first made by the Company; provided, further, that with respect to the first annual general meeting of the Company, notice by the member must be so delivered by close of business on the day that is not less than ten days after the day on which public announcement of the date of such meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting, or the public announcement thereof, commence a new time period for the giving of a member's notice as described above.

56.
Notwithstanding anything in article 55 to the contrary, in the event that the number of directors to be elected to the Board is increased by the Board, and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Board at least 130 days prior to the first anniversary of the day of release to shareholders of the Company's proxy statement issued pursuant to section 14(a) of the Exchange Act in respect of the preceding year's annual general meeting, a member's notice required by articles 54-57 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the Office not later than the close of business on the day that is ten days after the day on which such public announcement is first made by the Company.

57.
In addition, to be considered timely, a member's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the Office not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof.

58.
Subject to article 67, in the event the Company calls an extraordinary general meeting of members for the purpose of electing one or more directors to the Board, any member may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Company's notice of meeting, provided that the member gives timely notice thereof (including the completed and signed questionnaire, representation and agreement required by article 68), and timely updates and supplements thereof, in writing, to the Secretary.

59.
To be timely, a member's notice for any nomination to be properly brought before such an extraordinary general meeting shall be delivered to the Secretary at the Office by close of business on the day that is not less than 120 days prior to the date of such extraordinary general meeting or, if the first public announcement of the date of such extraordinary general meeting is less than 130 days prior to the date of such extraordinary general meeting, by close of business on the day that is ten days after the day on which public announcement of the date of the extraordinary general meeting and of the nominees proposed by the Board to be elected at such meeting is first

B-2-24

  made by the Company. In no event shall any adjournment or postponement of an extraordinary general meeting, or the public announcement thereof, commence a new time period for the giving of a member's notice as described above.

60.
In addition, to be considered timely, a member's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the Office not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof.

61.
To be in proper form, a member's notice (whether given pursuant to articles 54-57 or articles 58-60) to the Secretary must include the following, as applicable:

62.
As to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, a member's notice must set forth: (i) the name and address of such member, as they appear on the Company's books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Company which are, directly or indirectly, owned beneficially and of record by such member, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, share appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Company, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Company, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the member, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such member, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such member has a right to vote any class or series of shares of the Company, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, involving such member, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member with respect to any class or series of the shares of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Company (any of the foregoing, a

B-2-25

  "Short Interest"), (E) any rights to dividends on the shares of the Company owned beneficially by such member that are separated or separable from the underlying shares of the Company, (F) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such member is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such member is entitled to based on any increase or decrease in the value of shares of the Company or Derivative Instruments, if any, including without limitation any such interests held by members of such member's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Company held by such member, and (I) any direct or indirect interest of such member in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such member and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

63.
If the notice relates to any business other than a nomination of a director or directors that the member proposes to bring before the meeting, a member's notice must, in addition to the matters set forth in article 62 above, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such member and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend these articles, the text of the proposed amendment), and (iii) a description of all agreements, arrangements and understandings between such member and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such member.

64.
As to each person, if any, whom the member proposes to nominate for election or re-election to the Board, a member's notice must, in addition to the matters set forth in article 62 above, also set forth: (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such member and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K under the Exchange Act if the member making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant.

65.
With respect to each person, if any, whom the member proposes to nominate for election or re-election to the Board, a member's notice must, in addition to the matters set forth in articles 62 and 64 above, also include a completed and signed questionnaire, representation and agreement required by article 68 of these articles. The Company may require any proposed nominee to

B-2-26

  furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable member's understanding of the independence, or lack thereof, of such nominee.

66.
Notwithstanding the provisions of these articles, a member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in articles 54-68; provided, however, that any references in these articles to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these articles with respect to nominations or proposals as to any other business to be considered pursuant to articles 39-43.

67.
Nothing in these articles shall be deemed to affect any rights (i) of members to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act, (ii) of the holders of any series of preferred shares if and to the extent provided for under law, the memorandum of association or these articles or (iii) of members of the Company to bring business before an extraordinary general meeting pursuant to the valid exercise of power granted to them under the Acts. Subject to Rule 14a-8 under the Exchange Act, nothing in these articles shall be construed to permit any member, or give any member the right, to include or have disseminated or described in the Company's proxy statement any nomination of director or directors or any other business proposal.

68.
Subject to the rights of members of the Company to propose nominations at an extraordinary general meeting pursuant to the valid exercise of power granted to them under the Acts, to be eligible to be a nominee for election or re-election as a director of the Company, a person must deliver (in accordance with the time periods prescribed for delivery of notice under articles 54-67) to the Secretary at the Office a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Company or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Company, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Company, and will comply with all applicable corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company publicly disclosed from time to time.

VOTES OF MEMBERS

69.
Subject to any special rights or restrictions as to voting for the time being attached by or in accordance with these articles to any class of shares, on a show of hands every member present in person and every proxy shall have one vote, but so that no one member shall on a show of hands have more than one vote in respect of the aggregate number of shares of which he is the Holder, and on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the Holder.

B-2-27

70.
When there are joint Holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

71.
A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in Ireland or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these articles for the receipt of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 71 are disapplied.

72.
No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

73.
Votes may be given either personally or by proxy.

74.
(a)      Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf and may appoint more than one proxy to attend, speak and vote at the same meeting. The appointment of a proxy shall be in any form which the Directors may approve, subject to compliance with any requirements as to form under the Acts, and shall be signed by or on behalf of the appointer. A body corporate must sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company. The appointment of a proxy in electronic or other form shall only be effective in such manner as the Directors may approve, subject to any requirements of the Acts. An instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative) together with such evidence as to its due execution as the Directors may from time to time require, shall be returned to the address or addresses stated in the notice of meeting or adjourned meeting or any other information or communication by such time or times as may be specified in the notice of meeting or adjourned meeting or in any other such information or communication (which times may differ when more than one place is so specified) or, if no such time is specified, at any time prior to the holding of the relevant meeting or adjourned meeting at which the appointee proposes to vote, and, subject to the Acts, if not so delivered the appointment shall not be treated as valid.

(b)
Without limiting the foregoing, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such electronic or internet communication or facility to be made. For the avoidance of doubt, such appointments of proxy as made by electronic or internet communication or facility as permitted by the Directors will be deemed to be deposited at the place specified for such purpose once received by the Company. The Directors may in addition prescribe the method of determining the time at which any such electronic or internet communication or facility is to be treated as deposited at the place specified for such purpose. The Directors may treat any such electronic or internet communication or facility which purports to be or is expressed

B-2-28

    to be sent on behalf of a Holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

75.
A body corporate which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

76.
An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

77.
Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

78.
(a)      A vote given or poll demanded in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office, before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts; provided, however, that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

(b)
The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

79.
The instrument appointing a proxy shall, be deemed to confer authority to demand or join in demanding a poll.

80.
Subject to the Acts, a resolution in writing signed by all of the members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and may consist of several documents in like form each signed by one or more persons, and if described as a special resolution shall be deemed to be a special resolution. Any such resolution shall be served on the Company.

DIRECTORS

81.
The number of Directors shall not be less than two nor more than 13. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall

B-2-29

  convene a general meeting of the Company for the purpose of making such appointment. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum due to the failure of any Directors to be re-elected, then in those circumstances, the two Directors which receive the highest number of votes in favour of re-election shall be re-elected and shall remain Directors until such time as additional Directors have been appointed to replace them as Directors. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum in any circumstances where one Director is re-elected, then that Director shall hold office until the next annual general meeting and the Director which (excluding the re-elected Director) receives the highest number of votes in favour of re-election shall be re-elected and shall remain a Director until such time as one or more additional Directors have been appointed to replace him or her. If there are no Director or Directors able or willing to act then any two members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to the provisions of the Acts and these articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 81 are disapplied.

82.
Each Director, not being an employee, shall be paid a fee for their services and each Director who is an employee of the Company or the Group shall be paid remuneration (to include benefits in kind) for their employment. The fee or remuneration paid to each Director shall be at such rate and on such basis as may from time to time be determined by the Board. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company. The amount, rate or basis of the fees, remuneration or expenses paid to the Directors shall not require approval or ratification by the Company in general meeting. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 82 are disapplied

83.
If any Director shall be called upon to perform extra services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may remunerate such Director either by a fixed sum or by a percentage of profits or otherwise as may be determined by a resolution passed at a meeting of the Directors and such remuneration may be either in addition to or in substitution for any other remuneration to which he may be entitled as a Director.

84.
No shareholding qualification for Directors shall be required. A Director (whether or not a member of the Company) shall be entitled to attend and speak at general meetings.

85.
Unless the Company otherwise directs, a Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as Holder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company.

BORROWING POWERS

86.
Subject to the Acts, the Directors may exercise all the powers of the Company to borrow or raise money, and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

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 POWERS AND DUTIES OF THE DIRECTORS

87.
~~The~~Subject always to article 107A, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Acts or by these articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these articles and to the provisions of the Acts. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as articles 87 to 97 are disapplied.

88.
The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

89.
The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

90.
A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Acts.

91.
A Director may vote in respect of any contract, appointment or arrangement in which he is interested, and he shall be counted in the quorum present at the meeting.

92.
A Director may hold and be remunerated in respect of any other office or place of profit under the Company or any other company in which the Company may be interested (other than the office of auditor of the Company or any subsidiary thereof) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting or being interested, directly or indirectly, in any contract or arrangement with the Company or any such other company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise nor shall any Director so contracting or being so interested be liable to account to the Company for any profits and advantages accruing to him from any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

93.
The Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as Directors or officers of such other company or providing for the payment of remuneration or pensions to the Directors or officers of such other company.

94.
Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, but nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

95.
All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

B-2-31

96.
The Directors shall cause minutes to be made in books provided for the purpose:

(a)
of all appointments of officers made by the Directors;

(b)
of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

97.
The Directors may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wives, widows, families, relatives or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well being of the Company or of any such other Company as aforesaid, or its members, and payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Provided that any Director shall be entitled to retain any benefit received by him under this article, subject only, where the Acts require, to disclosure to the members and the approval of the Company in general meeting.

DISQUALIFICATION OF DIRECTORS

98.
The office of a Director shall be vacated ipso facto if the Director:

(a)
is restricted or disqualified to act as a Director under the Acts; or

(b)
resigns his office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

(c)
is removed from office under article 103.

  The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 98 are disapplied.

APPOINTMENT, ROTATION AND REMOVAL OF DIRECTORS

99.
At every annual general meeting of the Company, all of the Directors shall retire from office unless re-elected by Ordinary Resolution at the annual general meeting. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as articles 99 to 107A are disapplied.

100.
Every Director shall be eligible to stand for re-election at an annual general meeting.

101.
If a Director offers himself for re-election, he shall be deemed to have been re-elected, unless at such meeting the Ordinary Resolution for the re-election of such Director has been defeated.

102.
The Company may from time to time by Special Resolution increase or reduce the maximum number of Directors.

B-2-32

103.
The Company may, by Ordinary Resolution, of which extended notice has been given in accordance with the Acts, remove any Director before the expiration of his period of office notwithstanding anything in these articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

104.
The Company may, by Ordinary Resolution, appoint another person in place of a Director removed from office under article 103 and without prejudice to the powers of the Directors under article 81 the Company in general meeting by Ordinary Resolution may appoint any person to be a Director either to fill a casual vacancy or as an additional Director, subject to the maximum number of Directors set out in article 81.

105.
The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

106.
The Directors are not entitled to appoint alternate directors and the terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 106 are disapplied.

107.
The Directors may appoint any person to fill the following positions:

(a)
Chairman of the Board:

    If the Directors have elected a Director to be the Chairman or Executive Chairman, the Chairman or the Executive Chairman, as the case may be, shall preside at all meetings of the Board and at general meetings of the Company.

  (b)
  Vice Chairman:

    If the Directors have elected a Director to be the Vice-Chairman, the Vice-Chairman shall have such duties as the Chairman shall, from time to time, determine and shall, unless the Directors determine otherwise, fulfil the role of the Chairman in the temporary absence or incapacity of the Chairman.

  (c)
  Secretary:

    It shall be the duty of the Secretary to make and keep records of the votes, doings and proceedings of all meetings of the members and Board of the Company, and of its Committees, and to authenticate records of the Company. The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

    A provision of the Acts or these articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

  (d)
  Assistant Secretaries:

    The Assistant Secretaries shall have such duties as the Secretary shall determine.

  (e)
  ~~Such~~Subject always to article 107A, such other officers as the Directors may, from time to time, determine, including but not limited to, chief executive officer, president, vice president, Treasurer, controller and assistant treasurer.

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    ~~The~~Subject always to article 107A, the powers and duties of all other officers are at all times subject to the control of the Directors, and any other officer may be removed at any time at the pleasure of the Board.

    In addition to the Board's power to delegate to committees pursuant to article 112, the Board may, subject always to article 107A, delegate any of its powers to any individual Director or member of the management of the Company or any of its subsidiaries as it sees fit; any such individual shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Board subject always to article 107A.

    Nothing in this article 107 shall permit the appointment, removal or replacement of a Chairman, Executive Chairman, Chief Executive Officer, President or Chief Operating Officer during the Specified Period (as defined in article 107A) otherwise than as provided for in article 107A and no power or right may be exercised under this article 107 during the Specified Period (otherwise than as provided for in article 107A) that would have the impact or effect of materially modifying or diminishing the roles, functions and/or powers of the position of Chairman, President, Chief Operating Officer and/or Chief Executive Officer as they exist at the Merger Effective Time, or in the case of the position of Executive Chairman, as defined by the Board of Directors at or prior to the Merger Effective Time.

107A.

(a)	Effective as of the Merger Effective Time, Mr. Alex Molinaroli shall become and serve as chief executive officer of the Company ("Chief Executive Officer") and the Chairman of the Company.
(b)	Effective as of the Merger Effective Time, Mr. George Oliver shall become and serve as president of the Company ("President") and chief operating officer of the Company ("Chief Operating Officer").
(c)
Mr. Molinaroli shall cease to be Chief Executive Officer, and Mr. Oliver shall cease to be President and Chief Operating Officer and shall be the successor to Mr. Molinaroli as Chief Executive Officer, in each case with effect from the date that is 18 months after the Merger Effective Time or any such earlier date as of which Mr. Molinaroli ceases for any reason to serve in the position of Chief Executive Officer (the "First Succession Date").
(d)
Mr. Molinaroli shall continue to serve as Chairman with executive functions such that he shall act as executive chairman ("Executive Chairman") with effect from the First Succession Date (subject to the provisions of this article 107A).
(e)
Mr. Molinaroli shall cease to be Executive Chairman (including the office of Chairman) and Mr. Oliver shall be the successor to Mr. Molinaroli as Chairman, in each case with effect from the date that is 12 months after the First Succession Date or any such earlier date as of which Mr. Molinaroli ceases for any reason to serve in the position of Executive Chairman (the "Second Succession Date"), at which point Mr. Oliver shall continue to serve as Chief Executive Officer in addition to his position as Chairman (subject to the provisions of this article 107A).
(f)	During the period beginning at the Merger Effective Time and ending on the date that is 3 months after the Second Succession Date (the "Specified Period"):
(i) no person shall be appointed, removed or replaced as Chief Executive Officer, Chairman, Executive Chairman, President or Chief Operating Officer save as provided for in article 107A (a) to (e); and

B-2-34

(ii) no amendment or modification to or, except in accordance with its existing terms, termination of any employment or similar agreement with Messrs. Molinaroli and/or Oliver in effect as of the Merger Effective Time shall occur;
(iii)
no material modification or diminution of the roles, functions and/or powers of the position of Chairman, President, Chief Operating Officer and/or Chief Executive Officer as they exist at the Merger Effective Time, or in the case of the position of Executive Chairman, as defined by the Board of Directors at or prior to the Merger Effective Time, shall occur, otherwise than by the affirmative vote of at least 75 per cent of the total number of Non-Executive Directors.
(g)
In the event that during the Specified Period any of the individuals named in article 107A (a) to (f) shall be unable (whether by reason of death, permanent disability, retirement or otherwise) or unwilling to be appointed to or continue in such office, other than as expressly set forth in article 107A (a) to (e) with respect to Mr. Molinaroli at the Merger Effective Time, the succession of Mr. Oliver as Chief Executive Officer on the First Succession Date or with respect to the succession of Mr. Oliver as Chairman on the Second Succession Date, the vacancy created thereby shall be filled only by the affirmative vote of at least 75 per cent of the total number of Non-Executive Directors.
(h)
Any appointment or cessation in office provided for in article 107A (a) to (e) shall be automatically effective from the time and date provided for such appointment or cessation in office in accordance with article 107A (a) to (e) and no further resolution, notice or other action shall be required to make such appointment or cessation in office effective.
(i)
The Board shall not, without the affirmative vote of at least 75 per cent of the total number of Non-Executive Directors, propose any business at a general meeting amending, deleting or otherwise adversely impacting the operation or effect of this article 107A (in whole or in part) nor propose any scheme of arrangement which has a similar impact or effect.
(j)
Nothing in this article 107A shall limit any rights of shareholders under section 146 of the Act or article 99, including the rights of shareholders to remove and/or replace and/or not re-elect, under section 146 of the Act or article 99, any Director, including a Chairman, Executive Chairman or any President or Chief Executive Officer that is a Director.
(k)
This article 107A (including any references to this article 107A in the articles) shall come into effect at the Merger Effective Time and shall cease to have effect on the date that is 3 months after the Second Succession Date.
(l)	In the event of any conflict between this article 107A and any other provision of these articles, article 107A shall take precedence.
(m)
"Merger Effective Time" means the time and date of the filing of articles of merger with respect to the business combination through merger of Jagara Merger Sub LLC with and into Johnson Controls, Inc., with Johnson Controls, Inc. being the surviving corporation, or if such later time and date agreed between the Company and Johnson Controls, Inc. in writing as specified in such articles of merger in respect of such business combination through merger.
(n)	"Non-Executive Director" means a Director who is not the Chairman or an employee of the Company or a subsidiary of the Company.

B-2-35

 PROCEEDINGS OF DIRECTORS

108.
(a)   The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they may think fit. The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors in office at the time when the meeting is convened. Questions arising at any meeting shall be decided by a majority of votes, save as otherwise provided in article 107A. Each director present and voting shall have one vote. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 108 are disapplied.

(b)
Any Director may participate in a meeting of the Directors by means of telephonic or other such communication whereby all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and any director may be situated in any part of the world for any such meeting.

109.
The Chairman or a majority of the Directors may, and the Secretary on the requisition of the Chairman or a majority of the Directors shall, at any time summon a meeting of the Directors. Any provision of an enactment permitting the Secretary to summon a meeting of the Directors on the requisition of a Director acting alone shall not apply to the Company.

110.
The continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the minimum number of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

111.
The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. Any Director may be elected no matter by whom he was appointed but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 111 are disapplied.

112.
~~The~~Subject always to article 107A, the Board may from time to time designate committees of the Board, with such powers and duties as the Board may decide to confer on such committees, and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committees.

113.
A committee may elect a chairman of its meeting. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

114.
All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

B-2-36

115.
Notwithstanding anything in these articles or in the Acts which might be construed as providing to the contrary, notice of every meeting of the Directors shall be given to all Directors either by mail not less than 48 hours before the date of the meeting, by telephone, email, or any other electronic means on not less than 24 hours' notice, or on such shorter notice as person or persons calling such meeting may deem necessary or appropriate and which is reasonable in the circumstances. Any director may waive any notice required to be given under these articles, and the attendance of a director at a meeting shall be deemed to be a waiver by such Director.

116.
Subject to article 107A, a resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by (a) all of the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors or (b) a majority of the Directors where notice in accordance with article 115 of the resolution or other document in writing has been given to all Directors entitled to receive notice of a meeting of Directors or of a committee of Directors, shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held, and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 116 are disapplied.

THE SEAL

117.
(a)   The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a committee authorised by the Directors and that every instrument to which the seal shall be affixed shall be signed by a Director or some other person appointed by the Directors for that purpose. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 117 are disapplied.

(b)
The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

DIVIDENDS AND RESERVES

118.
The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors. The terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as articles 118 to 128 are disapplied.

119.
The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

120.
No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of the Acts.

121.
The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

B-2-37

122.
Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

123.
The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company in relation to the shares of the Company.

124.
Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

125.
Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the members Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company's account in respect of the relevant amount shall be evidence of good discharge of the Company's obligations in respect of any payment made by any such methods.

126.
No dividend shall bear interest against the Company.

127.
If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

128.
(a)   For the purposes of this article 128, the "Effective Time" shall mean the time at which the Merger becomes effective and "Merger" means the transaction pursuant to which the Company acquires by way of merger governed by the laws of the Swiss Confederation under the principle of universal succession the entire business, including all of the assets, liabilities, rights and obligations, howsoever arising, of Tyco International Ltd., a company incorporated pursuant to the laws of the Swiss Confederation.

(b)
Without limitation or prejudice to the Company's obligations pursuant to the documents and laws effecting the Merger, the Directors are authorised to take all actions necessary to discharge any liabilities owed by Tyco International Ltd. assumed by the Company pursuant to

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    or in connection with the Merger due from time to time, including (without limitation) the obligation to discharge any liability in respect of the dividend declared by Tyco International Ltd. on 5 March 2014, including (without limitation) in respect of (a) any instalment of such liability due to be paid (but unpaid) prior to the Effective Time and (b) any instalment of such liability due to be paid after the Effective Time (including the instalment to be discharged on or around February 2015), and, unless the Company is otherwise so notified by the relevant holder(s) in a manner satisfactory to the Directors, the entitlement to the payment of such liability attaching to each share in Tyco International Ltd. immediately prior to the Effective Date shall be recognised and deemed to attach to each Ordinary Share in the Company issued at the Effective Time pursuant to the Merger (including in respect of an instalment due to be paid after the Effective Time), and the entitlement to be paid any such liability shall be deemed to transfer and/or be transmitted with each transfer and/or transmission of such Ordinary Shares in the Company up to and including the relevant record date for determining the entitlement to any such liability, and the payment of any such liability to the holder of Ordinary Shares in the Company on the relevant record date for determining the entitlement to such liability shall constitute the full discharge of such a liability by the Company and any such payment shall be treated by the Company as the payment of a liability created by the dividend declared by Tyco International Ltd. on 5 March 2014 assumed by the Company as a liability at the Effective Time and shall not be deducted from the distributable reserves of the Company or otherwise deemed to be a dividend or distribution by the Company.

  (c)
  Notwithstanding article 3(b)(ii), subject to the Act, the Directors are authorised to pay (at their sole discretion) an interim dividend to the holder of each Ordinary Share issued after the Effective Time (excluding, for the avoidance of doubt, any Ordinary Share issued at the Effective Time pursuant to the Merger) which remains in issue on a record date referred to in paragraph (b) of this article 128 equal to the amount of the liability that the holder of such Ordinary Share would have been entitled to be paid on such record date in accordance with paragraph (b) of this article 128 had such Ordinary Share been issued at the Effective Time pursuant to the Merger, and any such dividend or payment shall not create any liability to make an equivalent payment to any holder of Ordinary Shares issued at the Effective Time pursuant to the Merger. For the avoidance of doubt, nothing in this paragraph (c) shall limit or restrict the ability of the Directors or the Company to declare or pay dividends or interim dividends pursuant to articles 118 to 127 from time to time, including (without limitation) on all of the Ordinary Shares from time to time.

ACCOUNTS

129.
(a)   The Company shall cause to be kept accounting records, whether in the form of documents, electronic form or otherwise, that:

  (i)
  correctly record and explain the transactions of the Company;

  (ii)
  will at any time enable the financial position of the Company to be determined with reasonable accuracy;

  (iii)
  will enable the Directors to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Acts; and

  (iv)
  will enable the accounts of the Company to be readily and properly audited.

    Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Accounting records shall not

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      be deemed to be kept if there are not kept such accounting records as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

    The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its members or persons nominated by any member. The Company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its members.

  (b)
  The books of account shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

  (c)
  In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

  (d)
  A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes.

130.
The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

CAPITALISATION OF PROFITS

131.
Without prejudice to any powers conferred on the Directors as aforesaid and subject to the Directors' authority to issue and allot shares under articles 8(c) and 8(d), the Directors may resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any capital redemption reserve fund, share premium account or other reserve account not available for distribution) or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions). Whenever such a resolution is passed in pursuance of this article, the Directors shall make all appropriations and applications of the amounts resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any. Any such capitalisation will not require approval or ratification by the members of the Company. The

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  terms of any optional provisions of the Act or any replacement enactment covering substantially the same subject matter as this article 131 are disapplied.

132.
Without prejudice to any powers conferred on the Directors by these articles, and subject to the Directors' authority to issue and allot shares under articles 8(c) and 8(d), the Directors may resolve that any sum for the time being standing to the credit of any of the Company's reserve accounts (including any reserve account available for distribution) or to the credit of the profit and loss account be capitalised and applied on behalf of the members who would have been entitled to receive that sum if it had been distributed by way of dividend (and in the same proportions) either in or towards paying up amounts for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to the sum capitalised (such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such Holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which sums standing to the credit of the capital redemption reserve fund or the share premium account shall be applied shall be those permitted by the Acts.

133.
The Directors may from time to time at their discretion, subject to the provisions of the Acts and, in particular, to their being duly authorised pursuant to the Acts, to allot the relevant shares, offer to the Holders of Ordinary Shares the right to elect to receive in lieu of any dividend or proposed dividend or part thereof an allotment of additional Ordinary Shares credited as fully paid. In any such case the following provisions shall apply.

(i)
The basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion, the value (calculated by reference to the average quotation) of the additional Ordinary Shares (excluding any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the "average quotation" of an Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((A), (B) or (C) specified below) in respect of Ordinary Shares shall be appropriate for each of the first five business days on which Ordinary Shares are quoted "ex" the relevant dividend and as determined from the information published by the New York Stock Exchange reporting the business done on each of these five business days:

(A)
if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(B)
if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(C)
if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

    and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the average quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the average quotation is to be determined is altered or is replaced by some other means, then the average quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the New York Stock Exchange or its equivalent.

  (ii)
  The Directors shall give notice in writing (whether in electronic form or otherwise) to the Holders of Ordinary Shares of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place

B-2-41

    at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective. The Directors may also issue forms under which Holders may elect in advance to receive new Ordinary Shares instead of dividends in respect of future dividends not yet declared (and, therefore, in respect of which the basis of allotment shall not yet have been determined).

  (iii)
  The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which the right of election as aforesaid has been duly exercised (the "Subject Ordinary Shares") and in lieu thereof additional Ordinary Shares (but not any fraction of a share) shall be allotted to the Holders of the Subject Ordinary Shares on the basis of allotment determined aforesaid and for such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the Company's reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the Subject Ordinary Shares on such basis.

134.
(a)   The additional Ordinary Shares allotted pursuant to articles 131, 132 or 133 shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regards participation in the relevant dividend or share election in lieu.

(b)
The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to articles 131, 132 or 133 with full power to the Directors to make such provisions as they think fit where shares would otherwise have been distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of fractional entitlements accrues to the Company rather than to the holders concerned). The Directors may authorise any person to enter on behalf of all the Holders interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(c)
The Directors may on any occasion determine that rights of election shall not be offered to any Holders of Ordinary Shares who are citizens or residents of any territory where the making or publication of an offer of rights of election or any exercise of rights of election or any purported acceptance of the same would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

AUDIT

135.
Statutory auditors shall be appointed and their duties regulated in accordance with the Acts.

NOTICES

136.
Any notice to be given, served, sent or delivered pursuant to these articles shall be in writing (whether in electronic form or otherwise).

137.
(a)   A notice or document to be given, served, sent or delivered in pursuance of these articles may be given to, served on or delivered to any member by the Company;

  (i)
  by handing same to him or his authorised agent;

  (ii)
  by leaving the same at his registered address;

B-2-42

    (iii)
    by sending the same by the post in a pre-paid cover addressed to him at his registered address;

    (iv)
    by sending the same to the member by electronic means, to the maximum extent permitted by any optional provisions of the Acts notwithstanding article ~~2(g)~~1, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company); or

    (v)
    by sending, with the consent of the member, the same by means of electronic mail or other means of electronic communication approved by the Directors, with the consent of the member, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company).

  (b)
  For the purposes of these articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and the notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

  (c)
  Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(i) or (ii) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

  (d)
  Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iii) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

  (e)
  Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iv) or (a)(v)of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 48 hours after despatch.

  (f)
  Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to sub-paragraph (a)(iv) or (a)(v), if sent to the address notified by the Company by the member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

  (g)
  Notwithstanding anything contained in this article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than Ireland.

  (h)
  Any requirement in these articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company's audited accounts and the directors' and auditor's reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such

B-2-43

    consent at any time by requesting the Company to communicate with him/her in documented form; provided, however, that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

  (i)
  Without prejudice to the provisions of sub-paragraphs (a)(i) and (a)(ii) of this article, if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website.

138.
A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

139.
(a)   Every person who becomes entitled to a share shall before his name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he derives his title.

(b)
A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

140.
The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

141.
A member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

WINDING UP

142.
If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. Provided that this article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

143.
(a)    In case of a sale by the liquidator under section 260 of the Act, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

B-2-44

  (b)
  The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

144.
If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

145.
(a)    Subject to the provisions of and so far as may be admitted by the Acts, every Director and the Secretary of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

(b)
The Directors shall have power to purchase and maintain for any Director, the Secretary or any employees of the Company or its subsidiaries insurance against any such liability as referred to in the Acts.

(c)
As far as is permissible under the Acts, the Company shall indemnify any current or former executive officer of the Company (excluding any present or former Directors of the Company or Secretary of the Company), or any person who is serving or has served at the request of the Company as a director or executive officer of another company, joint venture, trust or other enterprise, including any Company subsidiary (each individually, a "Covered Person"), against any expenses, including attorney's fees, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was or is threatened to be made a party, or is otherwise involved (a "proceeding"), by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to the Company, or (b) such Covered Party's conscious, intentional or wilful breach of the obligation to act honestly and in good faith with a view to the best interests of the Company. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

(d)
In the case of any threatened, pending or completed action, suit or proceeding by or in the name of the Company, the Company shall indemnify each Covered Person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or

B-2-45

    dishonesty in the performance of his or her duty to the Company, or for conscious, intentional or wilful breach of his or her obligation to act honestly and in good faith with a view to the best interests of the Company, unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Notwithstanding the preceding sentence, this section shall not extend to any matter which would render it void pursuant to the Acts or to any person holding the office of auditor in relation to the Company.

  (e)
  Any indemnification under this article (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this article. Such determination shall be made by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defence of any proceeding, or in defence of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without necessity of authorisation in the specific case.

  (f)
  As far as permissible under the Acts, expenses, including attorneys' fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this article shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of an undertaking by the particular indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company pursuant to these articles.

  (g)
  It being the policy of the Company that indemnification of the persons specified in this article shall be made to the fullest extent permitted by law, the indemnification provided by this article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these articles, any agreement, any insurance purchased by the Company, vote of members or disinterested directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth. As used in this article, references to the "Company" include all constituent companies in a scheme of arrangement, consolidation or merger in which the Company or a predecessor to the Company by scheme of arrangement, consolidation or merger was involved. The indemnification provided by this article shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of their heirs, executors, and administrators.

B-2-46

 UNTRACED HOLDERS

146.
(a)    The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a member or any share or stock to which a person is entitled by transmission if and provided that:

  (i)
  for a period of twelve years (not less than three dividends having been declared and paid) no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the share or stock at his address on the Register or other last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission; and

  (ii)
  at the expiration of the said period of twelve years the Company has given notice by advertisement in a leading Dublin newspaper and a newspaper circulating in the area in which the address referred to in paragraph (a) of this article is located of its intention to sell such share or stock; and

  (iii)
  the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission.

(b)
To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered Holder of or person entitled by transmission to such share or stock. The Company shall account to the member or other person entitled to such share or stock for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

(c)
To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations ("Applicable Escheatment Laws"), the Company may deal with any share of any member and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring or selling such share and transferring to third parties any unclaimed cash payments relating to such share.

(d)
The Company may only exercise the powers granted to it in sub-paragraph (a) above in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in the Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

(e)
Any stock transfer form to be executed by the Company in order to sell or transfer a share pursuant to sub-paragraph (a) may be executed in accordance with article 16(a).

B-2-47

 DESTRUCTION OF DOCUMENTS

147.
The Company may implement such document destruction policies as it so chooses in relation to any type of documents (whether in paper, electronic or other formats), and in particular (without limitation to the foregoing) may destroy:

(a)
any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two years from the date such mandate variation, cancellation or notification was recorded by the Company;

(b)
any instrument of transfer of shares which has been registered, at any time after the expiry of six years from the date of registration; and

(c)
any other document on the basis of which any entry in the Register was made, at any time after the expiry of six years from the date an entry in the Register was first made in respect of it,

  and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

    (i)
    the foregoing provisions of this article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

    (ii)
    nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

    (iii)
    references in this article to the destruction of any document include references to its disposal in any manner.

SALE, LEASE OR EXCHANGE OF ASSETS

148.
The Directors are hereby expressly authorised to sell, lease or exchange all or substantially all of the Company's property and assets, including the Company's goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or other property, including shares of stock in, and/or other securities of, any other company or companies, as the Directors deem expedient and for the best interests of the Company subject to authorisation by an Ordinary Resolution of members and any additional vote required by article 149. Notwithstanding authorisation or consent to a proposed sale, lease or exchange of the Company's property and assets by the members, the Board may abandon such sale, lease or exchange without further action of the members, subject to the rights, if any, of third parties under any contract relating thereto. Notwithstanding the foregoing, no resolution adopted by the members shall be required for a sale, lease or exchange of property and assets of the Company to a subsidiary. For the purposes of this article 148:

(a)
the property and assets of the Company include the property and assets of any subsidiary of the Company; and

(b)
"subsidiary" means any entity wholly owned and controlled, directly or indirectly, by the Company and includes, without limitation, companies, partnerships, limited partnerships, limited liability partnerships, limited liability companies, and/or statutory trusts.

B-2-48

 BUSINESS COMBINATION

149.
(a)    Notwithstanding anything to the contrary contained in these articles, the Company shall not engage in any business combination with any Interested Member for a period of three years following the time that such member became an Interested Member, unless:

  (i)
  prior to such time the Directors approved either the business combination or the transaction which resulted in the member becoming an Interested Member;

  (ii)
  upon consummation of the transaction which resulted in the member becoming an Interested Member, the Interested Member owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the Interested Member) those shares owned (A) by persons who are directors and also officers and (B) employee shares plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  (iii)
  at or subsequent to such time the business combination is approved by the Directors and authorised by way of Special Resolution without the Interested Member.

(b)
The Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this article, including, without limitation, (i) whether a Person is an Interested Member, (ii) the number of shares or other securities beneficially owned by any Person, (iii) whether a Person is an Affiliate or Associate of another, and (iv) the fair market value of the Company's securities or securities of any subsidiary of the Company, and the good faith determination of the Directors on such matters shall be conclusive and binding for all the purposes of this article.

(c)
As used in this article only, the term:

(i)
"Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another person.

(ii)
"Associate", when used to indicate a relationship with any person, means: (A) any company, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (B) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (C) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii)
"Business combination", when used in reference to any company and any Interested Member of such company, means:

(A)
any scheme of arrangement, merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (1) the Interested Member, or (2) any other company, partnership, unincorporated association or other entity if the scheme of arrangement, merger or consolidation is caused by the Interested Member;

(B)
any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a member of such company, to or with the Interested Member, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to

B-2-49

        10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Company;

      (C)
      any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the Interested Member, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such company or any such subsidiary which securities were outstanding prior to the time that the Interested Member became such; (2) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of such company subsequent to the time the Interested Member became such; (3) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (4) any issuance or transfer of shares by the Company; provided however, that in no case under items (3) and (4) of this subparagraph shall there be an increase in the Interested Member's proportionate share of the shares of any class or series of the Company or of the voting shares of the Company;

      (D)
      any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the Company or of any such subsidiary which is owned by the Interested Member, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of shares not caused, directly or indirectly, by the Interested Member; or

      (E)
      any receipt by the Interested Member of the benefit, directly or indirectly (except proportionately as a member of such company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A)-(D) of this paragraph) provided by or through the Company or any direct or indirect majority-owned subsidiary.

    (iv)
    "Control", including the terms "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this article, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

    (v)
    "Interested Member" means any Person, including its Affiliates and Associates (other than the Company and any direct or indirect majority-owned subsidiary of the Company), that is, or was at any time within the three-year period immediately prior to the date in question, the Owner of 15% or more of the outstanding voting shares of the Company; provided, however, that the term "Interested Member" shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of

B-2-50

      action taken solely by the Company; provided that such person shall be an Interested Member if thereafter such person acquires additional voting shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Member, the voting shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of (viii) of this subsection but shall not include any other unissued shares of such company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

    (vi)
    "Person" means any individual, company, partnership, unincorporated association or other entity.

    (vii)
    "Shares" means, with respect to any company, capital shares and, with respect to any other entity, any equity interest.

    (viii)
    "Voting shares" means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting shares shall refer to such percentage of the votes of such voting shares.

    (ix)
    "Owner", including the terms "own" and "owned", when used with respect to any Shares, means a person that individually or with or through any of its Affiliates or Associates:

    (A)
    beneficially owns such Shares, directly or indirectly; or

    (B)
    has (1) the right to acquire such Shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the Owner of Shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered Shares are accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the Owner of any Shares because of such person's right to vote such Shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

    (C)
    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subparagraph (B) of this paragraph), or disposing of such Shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such Shares.

B-2-51

Names, addresses and descriptions of subscribers

Enceladus Holding Limited
Arthur Cox Building
Earlsfort Terrace, Dublin 2
Corporate Body

AC Administration Services Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2.
Corporate Body

Arthur Cox Nominees Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2.
Corporate Body

Arthur Cox Registrars Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2.
Corporate Body

Arthur Cox Trust Services Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2
Corporate Body

DIJR Nominees Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2
Corporate Body

Fand Limited
Arthur Cox Building,
Earlsfort Terrace, Dublin 2
Corporate Body

Dated 6 May 2014

Witness to the above signatures: JAMES HEARY

    James Heary
    Arthur Cox Building
    Earlsfort Terrace
    Dublin 2

B-2-52

Companies Act~~s 1963 to 2013~~ 2014

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
TYCO INTERNATIONAL PUBLIC LIMITED COMPANY

Arthur Cox
Arthur Cox Building
Earlsfort Terrace
Dublin

ANNEX C

                      Centerview Partners LLC
                      31 West 52nd Street
                      New York, NY 10019

                      January 24, 2016

The Board of Directors
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $1.00 per share (the "JCI Shares") (other than Excluded Shares, as defined below), of Johnson Controls, Inc., a Wisconsin corporation ("JCI"), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the "Agreement") by and among JCI, Tyco International plc, a Republic of Ireland public limited company ("Tyco"), and Jagara Merger Sub LLC, a Wisconsin limited liability company and an indirect wholly owned subsidiary of Tyco ("Merger Sub") and the other party to the Agreement. The Agreement provides that Merger Sub will be merged with and into JCI (the "Merger" and, collectively with the other transactions contemplated by the Agreement, the "Transaction"), as a result of which JCI will become an indirect wholly owned subsidiary of Tyco and each issued and outstanding JCI Share immediately prior to the effective time of the Merger (other than JCI Shares owned by JCI, Tyco or Merger Sub or any subsidiary of JCI or Tyco and other than JCI Shares underlying the Company Restricted Stock Awards (as defined in the Agreement) (such JCI Shares, together with any JCI Shares owned by any affiliate of Tyco, "Excluded Shares") will be converted into the right to receive, at the election of the holder, (i) $34.88 in cash (the "Cash Consideration") or (ii) one ordinary share, par value $0.01 per share (the "Tyco Shares"), of Tyco (the "Share Consideration"). The aggregate Cash Consideration and Share Consideration to be received by holders of JCI Shares in the Merger, taken together (and not separately), is referred to as the "Consideration". The Consideration will be subject to certain proration and adjustment procedures as set forth in the Agreement, as to which we express no view or opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Board of Directors of JCI in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the public announcement of the Transaction and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, JCI has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to JCI for which we have received compensation, including in connection with the Spin Off (as defined in the Agreement). In the past two years, we have not been engaged to provide financial advisory services to Tyco or Merger Sub, and we have not received any compensation from Tyco or Merger Sub during such period. We may provide investment banking and other services to or with respect to JCI or Tyco or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, JCI, Tyco or any of their respective affiliates or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated January 24, 2016 (the "Draft Agreement"); (ii) Annual Reports on Form 10-K of JCI for the years ended September 30, 2015, 2014 and 2013 and Annual Reports on Form 10-K of Tyco for the years ended September 25, 2015, 2014 and 2013; (iii) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of JCI and Tyco; (iv) certain publicly available research analyst reports for JCI and Tyco; (v) certain other communications from JCI and Tyco to their respective shareholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of JCI, including certain financial forecasts, analyses and projections relating to JCI prepared by management of JCI and furnished to us by JCI for purposes of our analysis (the "JCI Forecasts") (collectively, the "JCI Internal Data"); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Tyco, including certain financial forecasts, analyses and projections relating to Tyco prepared by management of Tyco and furnished to us by JCI for purposes of our analysis (the "Tyco Forecasts") (collectively, the "Tyco Internal Data"); and (viii) certain tax and other cost savings and operating synergies projected by the management of JCI to result from the Transaction furnished to us by JCI for purposes of our analysis (the "Synergies"). We have participated in discussions with members of the senior management and representatives of JCI and Tyco regarding their assessment of the JCI Internal Data, the Tyco Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for JCI and Tyco and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the JCI Internal Data (including, without limitation, the JCI Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of JCI as to the matters covered thereby and, that the Tyco Internal Data (including, without limitation, the Tyco Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tyco as to the matters covered thereby, and we have relied, at your direction, on the JCI Internal Data, the Tyco Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the JCI Internal Data, the Tyco Internal Data or the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of JCI or Tyco, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of JCI or Tyco. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement or change in applicable law, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Transaction will have the tax

C-2

consequences described in discussions with, and materials furnished to us by, representatives of JCI. We have not evaluated and do not express any opinion as to the solvency or fair value of JCI or Tyco, or the ability of JCI or Tyco to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, JCI's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to JCI or in which JCI might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of JCI Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, (i) the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of JCI or any other party, (ii) the allocation of the Consideration as among holders of JCI Shares who receive the Cash Consideration or the Share Consideration or (iii) the relative fairness of the Cash Consideration and the Share Consideration. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of JCI, Tyco or any other party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the JCI Shares pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates, in part, to the relative values of JCI and Tyco.

        Our opinion is necessarily based on financial, economic, monetary, currency, market, regulatory and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Tyco Shares actually will be when issued pursuant to the Transaction or the prices at which the JCI Shares or Tyco Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any shareholder of JCI or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the Cash Consideration or the Share Consideration, or make no election, in the Transaction.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of JCI (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of JCI Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

                      Very truly yours,

                      /s/Centerview Partners LLC

                      CENTERVIEW PARTNERS LLC

C-3

ANNEX D

745 Seventh Avenue New York, NY 10019 United States

[Barclays Letterhead]

January 24, 2016

Board of Directors
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin

Members of the Board of Directors:

        We understand that Johnson Controls, Inc., a Wisconsin corporation (the "Company"), intends to enter into a transaction (the "Proposed Transaction") with Tyco International plc, a Republic of Ireland public limited company (the "Counterparty"), pursuant to which (i) Jagara Merger Sub LLC, a Wisconsin limited liability company and an indirect wholly owned subsidiary of the Counterparty ("Merger Sub"), will merge with and into the Company, with the Company being the surviving corporation; and (ii) each of the shares of common stock of the Company, par value $1.00 per share (the "Company Common Stock"), issued and outstanding will be converted into the right to receive, at the election of the holder thereof and subject to certain proration and adjustment procedures (as to which we express no view or opinion) set forth in the Agreement and Plan of Merger, dated as of January 24, 2016, by and among the Company, the Counterparty and Merger Sub (the "Agreement"), the following: (a) $34.88 in cash per share (the "Cash Consideration") or (b) one common share (the "Exchange Ratio") of the Counterparty (the "Counterparty Common Stock") (the "Stock Consideration" and, the aggregate Stock Consideration together with the aggregate Cash Consideration, the "Merger Consideration"). The Exchange Ratio was calculated based on an assumption that the Parent Share Consolidation (as defined in the Agreement), pursuant to which each share of Counterparty Common Stock will be converted into 0.9550 share of Counterparty Common Stock, will have been effectuated prior to the effective time of the Proposed Transaction in accordance with the Agreement. We understand it is anticipated that, immediately following the consummation of the Proposed Transaction, holders of Company Common Stock will own approximately fifty-six percent of the outstanding Counterparty Common Stock. In addition, we understand that the Spin Off (as defined in the Agreement) will be effectuated after, and not before, the effective time of the Proposed Transaction. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Company Common Stock owned by the Company, the Counterparty, Merger Sub or any subsidiary of the Counterparty that is a direct or indirect owner of Merger Sub immediately prior to the effective time of the Proposed Transaction and other than the Company Common Stock underlying the Company Restricted Stock Awards (as defined in the Agreement) (collectively, the "Excluded Shares")) of the Merger Consideration to be offered to such holders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address (i) the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration to be offered to the holders of Company Common Stock in the Proposed Transaction or otherwise; (ii) the allocation of the Merger Consideration as among holders of Company Common Stock who receive the Cash Consideration or the Stock Consideration; or (iii) the relative fairness of the Cash Consideration and the Stock Consideration.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of January 24, 2016 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and the Counterparty that we believe to be relevant to our analysis, including the Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 2015 and the Annual Report of the Counterparty on Form 10-K for the fiscal year ended September 25, 2015; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the "Company Projections"); (4) financial and operating information with respect to the business, operations and prospects of the Counterparty, furnished to us by the Company, including financial projections of the Counterparty prepared by management of the Counterparty (the "Counterparty Projections"); (5) a trading history of the Company Common Stock from January 23, 2015 to January 22, 2016 and the trading history of the Counterparty Common Stock over the same period; (6) a comparison of the trading history of the Company Common Stock and the Counterparty Common Stock from January 23, 2015 to January 22, 2016; (7) a comparison of the historical financial results and present financial condition of the Company and the Counterparty, in each case, with those of other companies that we deemed relevant; (8) a comparison of certain of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and the Counterparty; (10) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, tax and operating synergies and other strategic benefits expected by the management of the Company to result from the Proposed Transaction (including the pro forma ownership of the combined company expected by the management of the Company to result from the consummation of the Proposed Transaction) furnished to us by the Company for purposes of our analysis (the "Synergies"); and (11) the relative values of the Company and the Counterparty. In addition, we have had discussions with the management of the Company and the Counterparty concerning their respective business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the direction of the Company, we have assumed that the Company Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Counterparty Projections, upon the advice and at the direction of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Counterparty as to the financial performance of the Counterparty and that the Counterparty will perform substantially in accordance with such projections. With respect to the Synergies, upon the advice and at the direction of the Company, we have assumed that the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and the Counterparty, including as to the amount and timing of realization. We have relied, at your direction, on the Company Projections, the Counterparty Projections and the Synergies and we assume no responsibility for and we express no view as to the estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or those of the Counterparty and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or those of the Counterparty. Our opinion necessarily is based upon market, economic, regulatory and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which (i) the Company Common Stock or the Counterparty Common Stock would trade at any time following the announcement of the Proposed Transaction or (ii) the Counterparty Common Stock will trade at any time following the consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of the Counterparty Common Stock to be held by the shareholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of the Company Common Stock owned by such shareholders at any time prior to the announcement or consummation of the Proposed Transaction.

        We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement. We have also assumed, upon the advice of the Company, that all governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction, that in each case are material to our analyses and this opinion, will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof or change in any applicable law. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the aggregate Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Shares).

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a portion of which is payable and contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and the Counterparty in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (A) for the Company (i) in June 2014, as joint bookrunner for the Company's $1.7 billion fixed rate senior notes offering; (ii) engaged in various debt interest rate and foreign exchange risk management activities; and (iii) as lender in the Company's revolving credit facilities; and (B) for the Counterparty (i) in February 2015, as co-manager for the Counterparty's $500 million Euro bond offering; (ii) engaged in various foreign exchange risk management activities; (iii) as lender in the Counterparty's revolving credit facility; and (iv) as dealer, from time to time, under the Counterparty's commercial paper program.

        Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and the Counterparty for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction, including, without limitation, whether such shareholder should elect to receive the Cash Consideration or the Stock Consideration, or make no election, in the Proposed Transaction.

Very truly yours,
/s/Barclays Capital Inc.
BARCLAYS CAPITAL INC.

ANNEX E

[LAZARD LETTERHEAD]

January 23, 2016

The Board of Directors
Tyco International plc
9 Roszel Road
Princeton, NJ 08540

Dear Members of the Board:

        We understand that Tyco International plc, an Irish public limited company ("Parent"), Jagara Merger Sub LLC, a Wisconsin limited liability company and an indirect wholly owned subsidiary of Parent ("Merger Sub"), Johnson Controls, Inc., a Wisconsin corporation (the "Company"), and the other party that is a signatory thereto, propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which (a) Merger Sub will be merged with and into the Company and each outstanding share of the common stock, par value $1.00 per share, of the Company ("Company Common Stock") (other than shares of (i) Company Common Stock to be cancelled in accordance with Section 2.1(c) of the Agreement and (ii) Company Common Stock to be converted in accordance with Section 2.1(d) or Section 2.1(e) of the Agreement) will be converted into the right to receive, at the election of the holder thereof, either (x) 1 validly issued, fully paid and nonassessable ordinary share ("Parent Common Stock"), par value $0.01, of Parent (the "Share Consideration") or (y) $34.88 in cash, without interest (the "Cash Consideration" and, together with the Share Consideration, the "Merger Consideration"), subject to certain adjustments and proration procedures as more fully described in the Agreement (the "Transaction"). Pursuant to the Agreement, immediately prior to the effective time of the merger, each share of Parent Common Stock will be converted pursuant to a share consolidation into the right to receive 0.955 validly issued, fully paid and nonassessable shares of Parent Common Stock (the "Share Consolidation Ratio"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Parent Common Stock (other than the Company and its affiliates) of the Share Consolidation Ratio (after giving effect to the consummation of the Transaction and taking into account the Merger Consideration).

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of a draft, dated January 23, 2016, of the Agreement;

  (ii)
  Reviewed certain publicly available historical business and financial information relating to the Company and Parent;

  (iii)
  Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, financial forecasts and other data provided to us by Parent relating to the business of Parent and extrapolations thereto prepared by us based on the guidance of management of Parent and approved by management of Parent for our use, and the projected synergies (including operating and tax synergies) and other benefits, including the amount and timing thereof, anticipated by the managements of Parent and the Company to be realized from the Transaction;

  (iv)
  Held discussions with members of the senior managements of the Company and Parent with respect to the businesses and prospects of the Company and Parent, respectively, and with respect to the projected synergies and other benefits anticipated by the managements of Parent and the Company to be realized from the Transaction;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

  (vi)
  Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Parent;

  (vii)
  Reviewed historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock;

  (viii)
  Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to the Company and Parent; and

  (ix)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company, Parent or the combined company after giving effect to the Transaction, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Parent and the Company to be realized from the Transaction, we have assumed, with the consent of Parent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively and such synergies and other benefits. In addition, we have assumed, with the consent of Parent, that such financial forecasts, including projected synergies and other benefits, will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Parent Common Stock or the Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Parent. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by Parent to engage in the Transaction.

        In rendering our opinion, we have assumed, with the consent of Parent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Parent have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We have assumed, with the consent of Parent, that adjustments (if any) to the Merger Consideration or Share Consolidation Ratio will not be material in any respect to our analyses or opinion. We also have assumed, with the consent of Parent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Parent, the Company or the Transaction. The tax elements of our financial analyses, and the tax attributes expected to apply to the combined company following the consummation of the Transaction, were provided to us by Parent. We have assumed, with your consent, that such tax elements and tax attributes are reasonable and we do not express any view or opinion with respect thereto. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Share Consolidation Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. We do not express any opinion as to any potential spin-off, split-off, sale or divestiture that the Company or Parent may evaluate as a related or subsequent transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Share Consolidation Ratio or otherwise.

        Lazard Frères & Co. LLC ("Lazard") is acting as financial advisor to Parent in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to Parent for which we have received compensation. In addition, in the ordinary course, Lazard and our affiliates and employees may trade securities of Parent and the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent, the Company and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

        Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Parent (in its capacity as such) and our opinion is rendered to the Board of Directors of Parent in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consolidation Ratio (after giving effect to the Transaction and taking into account the Merger Consideration) is fair, from a financial point of view, to the holders of Parent Common Stock (other than the Company and its affiliates).

Very truly yours,
LAZARD FRERES & CO. LLC
By	/s/ MARK MCMASTER Mark McMaster Vice Chairman, Investment Banking

ANNEX F

LIST OF RELEVANT TERRITORIES FOR THE PURPOSES OF
IRISH DIVIDEND WITHHOLDING TAX

1. Albania	37. Luxembourg
2. Armenia	38. Macedonia
3. Australia	39. Malaysia
4. Austria	40. Malta
5. Bahrain	41. Mexico
6. Belarus	42. Moldova
7. Belgium	43. Montenegro
8. Bosnia & Herzegovina	44. Morocco
9. Botswana	45. Netherlands
10. Bulgaria	46. New Zealand
11. Canada	47. Norway
12. Chile	48. Pakistan
13. China	49. Panama
14. Croatia	50. Poland
15. Cyprus	51. Portugal
16. Czech Republic	52. Qatar
17. Denmark	53. Romania
18. Egypt	54. Russia
19. Estonia	55. Saudi Arabia
20. Ethiopia	56. Serbia
21. Finland	57. Singapore
22. France	58. Slovak Republic
23. Georgia	59. Slovenia
24. Germany	60. South Africa
25. Greece	61. Spain
26. Hong Kong	62. Sweden
27. Hungary	63. Switzerland
28. Iceland	64. Thailand
29. India	65. Turkey
30. Israel	66. Ukraine
31. Italy	67. United Arab Emirates
32. Japan	68. United Kingdom
33. Korea	69. USA
34. Kuwait	70. Uzbekistan
35. Latvia	71. Vietnam
36. Lithuania	72. Zambia

F-1

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        The articles of association of Tyco provide that it shall indemnify, to the fullest extent permitted by Irish company law, every member of the board of directors and the company secretary against all costs, charges, losses, expenses and liabilities incurred by them in the execution and discharge of their duties or in relation thereto including liability incurred by them in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as an officer or employee of Tyco and in which judgment is given in their favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by a court.

        In respect of any current or former executive officer of Tyco (excluding any present or former member of the board of directors or any company secretary), or any person who is serving or has served at the request of Tyco as a director or executive officer of another company, joint venture, trust or other enterprise, including any subsidiary of Tyco (each individually, a "Covered Person"), Tyco's articles of association provide that it shall (1) indemnify them, to the fullest extent permitted by Irish company law, against any expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which they were or are threatened to be made a party, or are otherwise involved (a "proceeding"), by reason of the fact that they were or are a Covered Person; provided, however, that any Covered Person shall not be indemnified by Tyco against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to Tyco, or (b) such Covered Party's conscious, intentional or willful breach of the obligation to act honestly and in good faith with a view to the best interests of Tyco and (2) indemnify each Covered Person in the case of any threatened, pending or completed action, suit or proceeding by or in the name of Tyco against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to Tyco, or for conscious, intentional or willful breach of their obligation to act honestly and in good faith with a view to the best interests of Tyco, unless and only to the extent that the High Court of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

        In addition, Tyco has entered into a Deed of Indemnification (the "Tyco Indemnification Agreement") with each of its directors, secretary and executive officers (the "Indemnified Persons"). In addition, Tyco Fire & Security (US) Management, Inc., a Nevada corporation that is a subsidiary of Tyco ("Tyco Management") has entered an Indemnification Agreement with each of the Indemnified Persons (the "Tyco Management Indemnification Agreement," and, together with the Tyco Indemnification Agreement, the "Indemnification Agreements").

        The Tyco Indemnification Agreement provides that if an Indemnified Person was, is or becomes a party to, or witness or other participant in, or is threatened to be made a party to, witness or other participant in, or is involved in a proceeding by reason of being a director, secretary, officer or employee of Tyco or while a director, secretary or officer of Tyco is or was serving at the request of Tyco or an affiliate of Tyco as a director, officer, secretary, employee, trustee, agent or fiduciary of another foreign or domestic corporation, partnership, limited liability company, joint venture, employee benefit plan or trust, then Tyco will indemnify the Indemnified Person against all expenses, liability or loss to the fullest extent permitted by law. The Tyco Management Indemnification Agreement provides that if an Indemnified Person was, is or becomes a party to, or witness or other participant in, or is threatened to be made a party to, witness or other participant in, or is involved in a proceeding by reason of being a director, secretary, officer or employee of Tyco or while a director or secretary of Tyco is or was serving at the request of Tyco Management as a director, officer, secretary, employee, trustee, agent or fiduciary of another foreign or domestic corporation, partnership, limited liability company, joint venture, employee benefit plan or trust, then Tyco Management will indemnify the Indemnified Person against all expenses, liability or loss to the fullest extent permitted by law. An Indemnified Person will not be entitled to indemnification in connection with a proceeding initiated by an Indemnified Person against Tyco except in certain circumstances set forth in the Indemnification Agreements. Under the Tyco Management Indemnification Agreement, the Indemnified Person will be entitled to advancement of reimbursement by Tyco Management of expenses upon receipt by Tyco Management of an undertaking by the Indemnified Person to repay all amounts paid or reimbursed by Tyco Management if it is ultimately determined that such criteria for indemnification have not been satisfied. The Indemnification Agreements also provide for Tyco to consider whether to make the advancement of reimbursement to the Indemnified Person in respect of the relevant liability. No indemnification will be paid pursuant to the Indemnification Agreements (1) on account of any proceeding in which judgment is rendered against an Indemnified Person for an accounting of profits from the purchase or sale of securities of Tyco pursuant to Section 16(b) of the Exchange Act, or (2) if a court finally determines that the indemnification is not permitted under applicable law, or (3) on account of any proceeding pursuant to which the Indemnified Person has been convicted of a crime constituting a felony or (4) on account of any proceedings brought by Tyco or any of its subsidiaries against the Indemnified Person.

        Tyco maintains $200 million of insurance to reimburse the directors and officers of Tyco and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Tyco pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, and deliberate dishonesty.

        The foregoing summaries are qualified in their entirety by the actual terms and provisions of such arrangements.

Item 21.    Exhibits and Financial Statement Schedules

        (a)   The exhibits listed below in the "Exhibit Index" are filed as part of, or are incorporated by reference in, this joint proxy/registration statement.

Exhibit Number		Exhibit Description
2.1		Merger Agreement, dated as of January 24, 2016, by and among Tyco International plc, Johnson Controls, Inc. and certain other parties named therein, including Jagara Merger Sub LLC (included as Annex A to this joint proxy statement/prospectus that is a part of this registration statement).†

3.1		Memorandum and Articles of Association of Tyco International plc adopted September 8, 2014 (incorporated by reference to Exhibit 3.1 to Tyco International plc's Current Report on Form 8-K12B filed on November 17, 2014).

5.1	*	Form of Opinion of Arthur Cox regarding the validity of Tyco International plc ordinary shares.

8.1	*	Form of Opinion of McDermott Will & Emery LLP as to tax matters.

Exhibit Number		Exhibit Description
10.1		Term Loan Credit Agreement, dated as of March 10, 2016, among Tyco International Holding S.à r.l., each of the initial lenders named therein, Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and JPMorgan Chase Bank N.A. as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Tyco International plc's Current Report on Form 8-K filed March 16, 2016).

10.2		Multi-Year Senior Unsecured Credit Agreement, dated as of March 10, 2016, among Tyco International Holding S.à r.l., each of the initial lenders named therein, Citibank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank plc, Wells Fargo Securities, LLC and JPMorgan Chase Bank, N.A. as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.2 to Tyco International plc's Current Report on Form 8-K filed March 16, 2016).

15.1	*	Awareness letter of PricewaterhouseCoopers LLP, independent registered public accounting firm of Johnson Controls, Inc.

23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm for Tyco International plc.

23.2	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Johnson Controls, Inc.

23.3		Consent of Arthur Cox (included in Exhibit 5.1).

23.4		Consent of McDermott Will & Emery LLP (included in Exhibit 8.1).

24.1	*	Powers of Attorney.

99.1		Consent of Centerview Partners LLC.

99.2		Consent of Barclays Capital Inc.

99.3	*	Consent of Lazard Freres & Co. LLC.

99.4	*	Consent of Alex A. Molinaroli.

99.5	*	Consent of David P. Abney.

99.6	*	Consent of Natalie A. Black.

99.7	*	Consent of Juan Pablo del Valle Perochena.

99.8	*	Consent of Jeffrey A. Joerres.

99.9	*	Consent of Mark P. Vergnano.

99.10		List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax (included as Annex F to the joint proxy statement/prospectus that is a part of this registration statement).

99.11	*	Form of Proxy Voting Card of Tyco International plc.

99.12	*	Form of Proxy Voting Card of Johnson Controls, Inc.

*
Previously filed.

†
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (1)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

            (2)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (3)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (e)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    •
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    •
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    •
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    •
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (f)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (g)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable for.

          (h)   That every prospectus (1) that is filed pursuant to paragraph (g) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (i)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (j)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (k)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, New Jersey on this sixth day of June, 2016.

TYCO INTERNATIONAL PLC (Registrant)
By:	/s/ JUDITH A. REINSDORF
Name: Judith A. Reinsdorf
Title: Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on this sixth day of June, 2016:

Signature	Title

/s/ GEORGE R. OLIVER George R. Oliver	Chief Executive Officer (Principal Executive Officer)
/s/ ROBERT OLSON Robert Olson	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Edward D. Breen	Director
* Herman E. Bulls	Director
* Michael E. Daniels	Director
* Frank M. Drendel	Director
* Brian Duperreault	Director

Signature	Title

* Rajiv L. Gupta	Director
* Brendan R. O'Neill	Director
* Jürgen Tinggren	Director
* Sandra S. Wijnberg	Director
* R. David Yost	Director

By:	/s/ JUDITH A. REINSDORF Judith A. Reinsdorf	Authorized Representative in the United States

*	The undersigned does hereby sign this Registration Statement on behalf of the above mentioned director or officer of Tyco International plc pursuant to a power of attorney executed by such director or officer.
By:	/s/ JUDITH A. REINSDORF Judith A. Reinsdorf, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
2.1		Merger Agreement, dated as of January 24, 2016, by and among Tyco International plc, Johnson Controls, Inc. and certain other parties named therein, including Jagara Merger Sub LLC (included as Annex A to this joint proxy statement/prospectus that is a part of this registration statement).†
3.1
Memorandum and Articles of Association of Tyco International plc adopted September 8, 2014 (incorporated by reference to Exhibit 3.1 to Tyco International plc's Current Report on Form 8-K12B filed on November 17, 2014).
5.1	*	Form of Opinion of Arthur Cox regarding the validity of Tyco International plc ordinary shares.
8.1	*	Form of Opinion of McDermott Will & Emery LLP as to tax matters.
10.1
Term Loan Credit Agreement, dated as of March 10, 2016, among Tyco International Holding S.à r.l., each of the initial lenders named therein, Citibank, N.A., as administrative agent, Citigroup Global Markets Inc., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC and JPMorgan Chase Bank N.A. as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to Tyco International plc's Current Report on Form 8-K filed March 16, 2016).
10.2
Multi-Year Senior Unsecured Credit Agreement, dated as of March 10, 2016, among Tyco International Holding S.à r.l., each of the initial lenders named therein, Citibank, N.A., as administrative agent, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank plc, Wells Fargo Securities, LLC and JPMorgan Chase Bank, N.A. as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.2 to Tyco International plc's Current Report on Form 8-K filed March 16, 2016).
15.1	*	Awareness letter of PricewaterhouseCoopers LLP, independent registered public accounting firm of Johnson Controls, Inc.
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm for Tyco International plc.
23.2	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Johnson Controls, Inc.
23.3		Consent of Arthur Cox (included in Exhibit 5.1).

23.4		Consent of McDermott Will & Emery LLP (included in Exhibit 8.1).
24.1	*	Powers of Attorney.
99.1		Consent of Centerview Partners LLC.
99.2		Consent of Barclays Capital Inc.
99.3	*	Consent of Lazard Freres & Co. LLC.
99.4	*	Consent of Alex A. Molinaroli.
99.5	*	Consent of David P. Abney.
99.6	*	Consent of Natalie A. Black.
99.7	*	Consent of Juan Pablo del Valle Perochena.

Exhibit No.		Description
99.8	*	Consent of Jeffrey A. Joerres.
99.9	*	Consent of Mark P. Vergnano.
99.10		List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax (included as Annex F to the joint proxy statement/prospectus that is a part of this registration statement).

99.11	*	Form of Proxy Voting Card of Tyco International plc.

99.12	*	Form of Proxy Voting Card of Johnson Controls, Inc.

*
Previously filed.

†
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.